40-33

WILMER CUTLER PICKERING
HALE AND DORR LLP

811- 06102

MFS Series Trust VI

Branch 16


04048228

October 8, 2004

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

OCT 2004

James S. Goldman

60 STATE STREET
BOSTON, MA 02109
+1 617 526 6631
+1 617 526 5000 fax
james.goldman@wilmerhale.com

Re: In re: Mutual Funds Investment Litigation, C.A. No. 04-MD-15863 (D.Md.)

Dumond v. Massachusetts Financial Services Company, et al.,
C.A. No. 04-CV-11458 (D. Mass.)

Dear Sir/Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I have attached for filing, on behalf of Massachusetts Financial Services Company ("MFS"), a copy of the following pleadings in the above referenced matters:

1. The Consolidated Amended Class Action Complaint, Consolidated Amended Fund Derivative Complaint, and Amended Class Action Complaint for Violations of the Employee Retirement Income Security Act, along with exhibits, in In Re Mutual Funds Investment Litigation, C.A. No. 04-MD-15863 (D. Md.); and

2. The Complaint and exhibits in Dumond v. Massachusetts Financial Services Company, et al., C.A. No. 04-CV-11458 (D. Mass.). Please note that MFS previously filed a copy of the Complaint in this action.

Pursuant to Rule 101(c)(11) of Regulation S-T, these documents are being submitted in paper format only. For your information, MFS's SEC file number is 801-17352.

Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

James S. Goldman

PROCESSED
OCT 20 2004
THOMSON
FINANCIAL

JSG:nmo
enclosure

WILMER CUTLER PICKERING
HALE AND DORR LLP

October 8, 2004

OCT 1 2 2004

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

James S. Goldman

60 STATE STREET
BOSTON, MA 02109
+1 617 526 6631
+1 617 526 5000 fax
james.goldman@wilmerhale.com

Re: In re: Mutual Funds Investment Litigation, C.A. No. 04-MD-15863 (D.Md.)

Dumond v. Massachusetts Financial Services Company, et al.,
C.A. No. 04-CV-11458 (D. Mass.)

Dear Sir/Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I have attached for filing, on behalf of Massachusetts Financial Services Company ("MFS"), a copy of the following pleadings in the above referenced matters:

1. The Consolidated Amended Class Action Complaint, Consolidated Amended Fund Derivative Complaint, and Amended Class Action Complaint for Violations of the Employee Retirement Income Security Act, along with exhibits, in In Re Mutual Funds Investment Litigation, C.A. No. 04-MD-15863 (D. Md.); and

2. The Complaint and exhibits in Dumond v. Massachusetts Financial Services Company, et al., C.A. No. 04-CV-11458 (D. Mass.). Please note that MFS previously filed a copy of the Complaint in this action.

Pursuant to Rule 101(c)(11) of Regulation S-T, these documents are being submitted in paper format only. For your information, MFS's SEC file number is 801-17352.

Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

James S. Goldman

JSG:nmo
enclosure

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re MFS 04-md-15863-04	MDL 1586 Case No. 04-MD-15863 (Judge J. Frederick Motz)

BRUCE RIGGS, et al., Individually and On Behalf of All Others Similarly Situated,
 	
                     Plaintiff,
 	
v.
 	
MASSACHUSETTS FINANCIAL SERVICES COMPANY, et al.
 	
                   Defendants.
	Case No. 04-cv-01162-JFM

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

TABLE OF CONTENTS

Lead Plaintiff, the City of Chicago Deferred Compensation Plan ("Chicago"), alleges the following based upon the investigation of Lead Counsel, which included, among other things, a review of internal Massachusetts Financial Services Company ("MFS") documents, United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings and reports and advisories regarding MFS Funds, press releases, media reports, the complaint filed by the SEC and extensive interviews with a confidential witness with direct knowledge of the market timing and late trading activities in MFS Funds and throughout the mutual fund industry ("Timing Witness #1).

I.   NATURE OF THE ACTION

1.   Lead Plaintiff, Chicago, brings this action on behalf of all persons that purchased and/or held shares of MFS mutual funds advised by MFS during the period from December 15, 1998 to December 8, 2003, inclusive (the "Class Period"), and were harmed by a pattern of trading practices known as "market timing" and/or "late trading." The wrongful acts and misconduct alleged herein, much of which has been admitted by defendants, are the subject of administrative actions and investigations by various regulatory agencies, including the SEC, the New York State Attorney General and the Massachusetts Secretary of the Commonwealth

2.   The MFS fund family consists of over 100 mutual funds into which retail investors could contribute cash for the purpose of creating a pool of assets with which to invest (the "MFS Funds"). These mutual funds hold no assets apart from investors' deposits, nor do they conduct any investment or operating activities on their own. Instead, the funds' operations are controlled by MFS, a separate legal entity which, directly and through its subsidiaries and affiliates, performs all activities necessary to carry out the funds' investment objectives. For performing these services, MFS and its affiliates are paid fees from the funds' deposits in an

amount equal to a percentage of the assets under management. Accordingly, the larger the assets under management, the greater the fees MFS receives.

3.   Market timing is a practice whereby certain investors take advantage of inefficiencies in the pricing of mutual fund shares by rapidly trading in and out of these funds on multiple occasions within a short period of time. By executing a significant number of these trades quickly, market timers profit by capitalizing on the differential between the price of the mutual fund itself, and the value of the underlying securities that comprise the mutual fund. Late trading is a variation of market timing, in which certain investors are permitted to trade mutual fund shares at the prior day's prices, in violation of federal law.

4.   Throughout the Class Period, MFS knew or, but for its recklessness, should have known that market timing and late trading caused significant monetary harm to other fund investors. By quickly trading in and out of mutual funds, market timers dilute the investment gains that would otherwise be realized by long-term investors, without sharing any of the losses incurred. Market timers also impose additional transaction costs upon innocent fund investors, due to the huge inflows and outflows of cash resulting from their rapid "in and out" trading. To pay out these market timers on short notice, portfolio managers must invest disproportionate amounts of their funds' assets in cash and other highly liquid assets, paying a significantly lower rate of return than other assets consistent with the fund's investment guidelines. These huge inflows and outflows also required portfolio managers to adopt highly sophisticated and expensive hedging techniques to protect the fund's assets against timing activity, thereby increasing expenses borne by innocent investors in the funds.

5.   Due to the harm to investors caused by market timing, MFS purported to maintain policies that prohibited market timing activity by limiting trading in and out of the mutual funds

it advised. The details of these polices were provided in registration statements and prospectuses filed with the SEC throughout the Class Period.

6.   MFS has now admitted, however, that contrary to the representations in the various prospectuses, it permitted market timing to occur during the Class Period, and that innocent investors were harmed as a result of this activity. Indeed, MFS encouraged and facilitated this conduct, despite its knowledge of the harm that market timing caused to long-term investors, primarily to increase the size of the asset portfolios under management and, in turn, MFS's fees for managing these portfolios. As a result of its unlawful conduct, MFS consented to the SEC's entry of an order on February 5, 2004 finding that it had violated anti-fraud provisions of the federal securities laws. MFS also has settled investigations conducted by the New York and New Hampshire Attorneys General. Pursuant to these settlements, MFS has agreed to pay $175 million in disgorgement, $50 million in civil penalties, and a $1 million administrative fine, for a total of $226 million. Furthermore, MFS agreed to cut its management fees by a total of $125 million over the next five years.

7.   MFS did not act alone, however, in the perpetration of this scheme which cost innocent investors hundreds of millions of dollars in investment losses and improper fees. For example, in addition to selling the right to engage in market timing (generally known as "timing capacity") directly to certain select investors, MFS also engaged various large brokerage firms, including defendants Bank of America, Bear Stearns, Charles Schwab, Prudential, Salomon Smith Barney and Canadian Imperial Bank of Commerce, to sell timing capacity on its behalf. As detailed below, these brokerage firms negotiated for timing capacity in various funds controlled by MFS, and then sold this capacity to the market timers themselves. These brokers received substantial fees from both the timers to whom they sold the capacity, and from the

funds controlled by MFS, calculated as a percentage of the amounts traded by the market timers. These same brokers increased their fees further by steering their own clients into these funds in return for additional fees from MFS, without disclosing to their clients that the funds permitted market timing, or the harm to long-term investors that resulted from this activity.

8.   The wrongful conduct of the brokers was not limited to negotiating for and selling timing capacity in the funds. Certain of these brokers also executed, or "cleared," timing transactions with full knowledge of the harmful effects of timing on the performance of mutual funds, in return for fees paid by both the funds managed by MFS, as well as the market timers themselves. These same brokers implemented a variety of deceptive devices and schemes for the purpose of facilitating market timing. Other large brokerage firms provided sophisticated financing arrangements to market timers that included the creation of false accounts to facilitate the timing scheme, all in return for substantial fees and other compensation.

9.   Although each fund within the MFS Fund Complex was nominally governed by its own Board of Trustees ("Board") throughout the Class Period, these trustees were selected and nominated, in most cases, not by the shareholders of the funds themselves, but by MFS. These individuals served on multiple fund boards advised by MFS, and owed their positions, along with the substantial compensation they received as a result, to MFS. As a result, these trustees suffered from inherent conflicts of interest that precluded them from discharging their fiduciary duties of care, loyalty and good faith, which should have included prohibiting market timing, enforcing the terms of the various prospectuses, and otherwise acting to safeguard the best interests of innocent investors in the funds.

II.   JURISDICTION AND VENUE

10.   This Court and the United States District Court of the District of Massachusetts (the "Transferor Court") have jurisdiction over the subject matter of this action pursuant to: § 22 of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. § 77v); § 27 of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. §78aa); § 44 of the Investment Company Act of 1940 (the "ICA") (15 U.S.C. §§ 80a-43); and, 28 U.S.C. §§ 1331, 1337. This Court and the Transferor Court also have supplemental jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1367.

11.   The claims alleged herein arise under: §§ 11, 12(a)(2) and 15 of the Securities Act (15 US.C. §§ 77k, 77l(a)(2) and 77o); §§ 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b), 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §§ 240.10b-5); §§ 34(b), 36(a), 36(b) and 48(a) of the ICA (15 U.S.C. §§ 80a-33(b), 80a-35(a)-(b), 80a-47(a)); and state and common law. In connection with the acts, conduct and other wrongs complained of herein, the defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, the United States mail, and the facilities of a national securities exchange.

12.   Venue is proper in the District of Maryland and the District of Massachusetts ("Transferor District") pursuant to § 22 of the Securities Act (15 U.S.C. §77v), § 27 of the Exchange Act (15 U.S.C. § 78aa), and 28 U.S.C. §§ 1391(b) and 1391(c). Many of the acts and transactions giving rise to the violations of law complained of herein occurred in the District of Maryland and the Transferor District. Defendants conducted other substantial business within the District of Maryland the Transferor District and many Class members reside within the District of Maryland and the Transferor District. Venue is also proper in the District of Maryland pursuant to the multi-district litigation provisions under 28 U.S.C. § 1407.

III. PARTIES

A. Lead Plaintiff

13. Lead Plaintiff, Chicago, is a municipal deferred compensation plan located in Chicago, Illinois. Chicago was formed pursuant to Section 457 of the United States Internal Revenue Code (26 U.S.C. § 457) for the benefit of the current and retired employees of the City of Chicago and their beneficiaries. During the Class Period, Chicago purchased and held shares of certain of the MFS Funds. As a result of the conduct alleged herein, Chicago suffered damages both in connection with its purchases of shares of MFS Funds and by virtue of holding shares of the MFS Funds during the Class Period.

B. Defendants And Significant Non-Parties

1. Non-Party MFS Fund "Complex"

14. The MFS Fund Complex, as discussed herein, consists of all of the MFS Funds and the various entities that administer and control those funds. Included in the MFS Fund Complex are MFS (the fund sponsor and investment advisor), its parent and affiliates, the registrants (or issuers) of the fund shares, the underwriters of the fund shares, the trustees of the funds, and the funds themselves. The chart below illustrates the structure of the MFS Fund Complex:



15.	(a)	Non-Party MFS Funds are open-end mutual funds in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities. In return for their deposits, investors receive shares in the MFS Fund in an amount directly proportionate to the amount of their investment (*i.e.*, the larger the amount invested, the more shares the investor receives in the fund). This cash is then used to purchase stocks or other securities, consistent with the investment goals and objectives of the fund. The MFS Funds' shares are issued to fund investors pursuant to registration statements and prospectuses that must comply with the Securities Act and the ICA.

(b)	The MFS Funds hold no assets apart from the deposits of their investors, nor do they conduct any operating or investment activities on their own. Instead, the MFS Funds are part of a labyrinthine related structure, commonly known as a "complex," in which separate

legal entities, which are nonetheless related to MFS, perform and control all necessary activities related to the sale and redemption of securities, as well as the management of investments (hereinafter the "MFS Complex"). Indeed, as detailed below, these related entities not only nominate their own representatives to the Board of Trustees charged with the fiduciary duty of protecting the interests of investors in each individual fund, but as a practical matter, also control the appointment of the purportedly "independent" members of these boards. In exchange for the performance of these services, these same related entities within the fund complex receive substantial fees, calculated as a percentage of the value of the total deposits under management, as set forth below. Thus, the larger the amount of deposits under management, the more that these related entities stand to collect in fees from mutual fund investors. This means that, even in the case in which a mutual fund loses money on its investments, the related entities can still increase the fees they earn by simply steering more investor deposits into the funds.

2. The Parent Defendant

16. (a) Defendant Sun Life Financial, Inc. ("Sun Life") is the ultimate corporate parent of MFS and controls each of the entities within the MFS Complex. Sun Life is located at 150 King Street West, Toronto, Ontario, M5H 1J9. Sun Life is a publicly traded international financial services company with over CDN$369.6 billion under management. Sun Life's U.S. holding subsidiary is defendant Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc. ("Sun Life Assurance"), located in Wellesley Hills, MA, which, through wholly-owned subsidiaries defendant Sun Life Financial (U.S.) Investments LLC ("Sun Life Investments") and defendant Sun Life of Canada (U.S.) Financial Services Holdings, Inc. ("Sun Life Holdings") own 93.6% of defendant MFS.

(b)   Sun Life operates and controls each of the subsidiaries and affiliates comprising the MFS Complex, including the Investment Adviser/Fund Sponsor, MFS, the Administrator, the Registrants, and the Distributor, which in turn are responsible for the operations of the MFS Funds. Through these subsidiaries, Sun Life collected fees from the funds themselves for the services rendered, including fees generated by the wrongful conduct alleged herein. Together, defendants Sun Life, Sun Life Assurance, Sun Life Investments and Sun Life Holdings are referred to herein as the "Sun Life Defendants."

3.   The Investment Advisor/Fund Sponsor

17.   (a)   Defendant MFS is a wholly-owned subsidiary of Sun Life. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116. MFS, the legal name for the registered entity doing business as MFS Investment Management, a Delaware limited liability company, is a registered investment adviser under the Investment Advisers Act of 1940 ("IAA"). MFS had ultimate responsibility for overseeing the day-to-day management, administration, operation and distribution of the MFS Funds. Throughout the Class Period, MFS permitted select investors to engage in the market timing and late-trading of the MFS Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the MFS Funds.

(b)   MFS, and through it the Sun Life Defendants, was paid for its services during the Class Period pursuant to investment advisory agreements negotiated between MFS and the trustees of the funds, on behalf of the MFS Funds themselves. The MFS advisory agreements provide for the MFS Funds to pay MFS between 33 and 75 basis points (.33% to .75%) of the net assets under management, calculated on a daily basis and paid monthly, in

return for its investment advisory services. Thus, if a fund had an NAV of $1 billion over the course of the year, it paid MFS at least $3.3 million annually, from investors' deposits, for its investment advisory services.

18.	MFS was responsible both for the creation of the individual mutual funds (including the determination of their investment goals and strategy), as well as for managing the day-to-day activities and individual investments of the MFS Funds. MFS, or its subsidiaries or affiliates, is responsible for performing virtually all critical functions of the MFS Funds, including: (i) hiring and employing portfolio managers; (ii) selling shares in the funds to the public; (iii) performing all "back-office" operations; (iv) determining the net asset value ("NAV") of the funds on a daily basis; (v) directing and controlling the investments in the funds; (vi) ensuring that the investment policies of the funds are observed; (vii) enforcing the policies of the funds, including restrictions on trading and other activities that could be detrimental to fund shareholders; and (viii) otherwise managing the day-to-day activities of the funds. While the MFS Complex included hundreds of different individual funds during the Class Period, MFS, or its subsidiaries, were responsible for the management and day-to-day operations for all of the MFS Funds.

4.	The Administrator

19.	Defendant MFS also served as the Administrator for the MFS Funds, pursuant to master administrative services agreements dated March 1, 1997 and April 1, 1999 (the "Master Administrative Service Agreements"). As Administrator, MFS was responsible for performing the day-to-day administrative functions associated with the business of the MFS Funds. These tasks include: (i) performing back-office operations; (ii) calculating the NAV of the MFS Funds on a daily basis; and (iii) maintaining books and records for the MFS Funds. The Master Administrative Services Agreements were negotiated between MFS and the trustees, on behalf of

10

the MFS Funds themselves, and provided for the MFS Funds to pay MFS as much as 1.75 basis points (.0175%) of the net assets under management, calculated on a daily basis and payable monthly or quarterly, in return for its services. Thus, if a fund had an NAV of $1 billion over the course of the year, that fund paid MFS, from investors' deposits, as much as $175,000 annually for its services, in addition to the millions of dollars also paid out of investors' deposits to MFS pursuant to the Advisory Agreement.

5.   Registrants/Issuer Defendants

20.   Defendant MFS Government Securities Fund was the registrant and issuer of shares for the MFS Government Securities Fund during the Class Period. MFS Government Securities Fund was organized as a business trust under the laws of Massachusetts in 1981.

21.   Defendant Massachusetts Investors Trust was the registrant and issuer of shares for the Massachusetts Investors Trust during the Class Period. Massachusetts Investors Trust was organized as a business trust under the laws of Massachusetts in 1924.

22.   Defendant Massachusetts Investors Growth Stock Fund was the registrant and issuer of shares for the Massachusetts Investors Growth Stock Fund during the Class Period. Massachusetts Investors Growth Stock Fund was organized as a business trust under the laws of Massachusetts on July 29, 1985.

23.   Defendant MFS Series Trust I was the registrant and issuer of shares for the following MFS Funds during the Class Period: the Core Growth Fund, the Managed Sectors Fund, the New Discovery Fund, the Cash Reserve Fund, the Japan Equity Fund, the Strategic Growth Fund, the Technology Fund, the Research Growth & Income Fund, the Value Fund, the Global Telecommunications Fund, the Research International Fund and the Global Asset

Allocation Fund. MFS Series Trust I was organized as a business trust under the laws of Massachusetts in 1986.

24. Defendant MFS Series Trust II was the registrant and issuer of shares for the following MFS Funds during the Class Period: the Large Cap Growth Fund and the Emerging Growth Fund. MFS Series Trust II was organized as a business trust under the laws of Massachusetts on September 7, 1993.

25. Defendant MFS Series Trust IV was the registrant and issuer of shares for the following MFS Funds during the Class Period: the Money Market Fund, the Government Money Market Fund, the Municipal Bond Fund and the Mid-Cap Growth Fund. MFS Series Trust IV was organized as a business trust under the laws of Massachusetts on September 8, 1975.

26. Defendant MFS Series Trust V was the registrant and issuer of shares for the following MFS Funds during the Class Period: the Research Fund, the Total Return Fund, the International Strategic Growth & Value Fund and the International New Discovery Fund. MFS Total Return Fund was organized as a business trust under the laws of Massachusetts in 1970.

27. Defendant MFS Series Trust IX was the registrant and issuer of shares for the following MFS Funds during the Class Period: the Municipal Limited Maturity Fund, the Limited Maturity Fund, the International Investment Grade Bond Fund, the Bond Fund, the Research Bond Fund and the Emerging Opportunities Fund. MFS Series Trust IX was organized as a business trust under the laws of Massachusetts in 1985.

28. Defendant MFS Series Trust X was the registrant and issuer of shares for the following MFS Funds during the Class Period: the Strategic Value Fund, the Emerging Markets Debt Fund, the Government Mortgage Fund, the New Endeavor Fund, the Global Value &

International Core Equity Fund and the Euro Equity & International Equity Fund. MFS Series

Trust X was organized as a business trust under the laws of Massachusetts on 1985.

29.   Each of the MFS registrants identified above (collectively, the "Registrants") is a

corporate subsidiary or affiliate of MFS and is the legal issuer of the MFS Funds within that

registrant's portfolio. As such, the Registrants issued such shares to the public during the Class

Period pursuant to registration statements and prospectuses issued under § 10 of the Securities

Act, and are therefore absolutely liable to purchasers of the shares for any material misstatements

and omissions in these prospectuses.

6.   The Distributor Defendant

30.   Defendant MFS Fund Distributors ("MFD"), a wholly-owned subsidiary of MFS,

was the distributor for all of the approximately 104 mutual funds within the MFS family of

funds. MFD is a broker-dealer registered with the SEC. MFD also served as the underwriter for

the multiple funds within the MFS family of funds during the Class Period. As the underwriter,

MFD is strictly liable for any material misstatements or omissions contained in the registration

statement and prospectus under the Securities Act.

7.   Shareholder Servicing Agent

31.   Defendant MFS Service Center, Inc. ("MFSSC"), a wholly-owned subsidiary of

MFS, is the shareholder servicing agent for the MFS Funds. MFSSC receives and processes

shareholders' orders for transactions in the MFS Funds. Investors in the MFS Funds paid

MFSSC a fee calculated as a percentage of the MFS Funds' average daily net assets at an annual

rate of 0.10% during the Class Period.

8.   The MFS Individual Defendants

32.   (a)   Defendant John W. Ballen ("Ballen") was president of MFS from August

1998 through 2001 and was MFS's Chief Executive Officer ("CEO") from 2002 to 2003. Since

13

2001, he also served as a trustee of the MFS Funds. In his capacity as trustee, defendant Ballen signed each of the Registration Statement listed on Appendix B that was filed and/or became effective during 2002 and 2003. Defendant Ballen also signed the Registration Statement filed by the MFS Series Trust V on November 29, 2001; the Registration Statement filed by the MFS Series Trust IV on December 28, 2001; the Registration Statement filed by the MFS Series Trust X on November 28, 2001; and the Registration Statement filed by the MFS Series Trust IX on August 28, 2001.

(b)   As detailed herein, Ballen orchestrated the market timing activities at MFS. In particular, Ballen chose the MFS funds that would be open to market timing and negotiated the arrangements with broker-dealers and market timers. As a result of his conduct, defendant Ballen consented to the SEC's entry of an order on February 5, 2004 finding that he willfully violated antifraud provisions of the federal securities laws and ordering him to cease and desist from future violations. The SEC further ordered defendant Ballen to pay a civil money penalty of $250,000, disgorgement of $57,737 and prejudgment interest of $6,322, for a total of $314,059. Additionally, the SEC order banned defendant Ballen from any association with an investment advisor for a nine month period, beginning February 16, 2004. Furthermore, defendant Ballen was banned for a 27-month period from serving as an executive officer, trustee, or board member at MFS or any other investment advisor. For the same length of time, he was banned from performing any duties relating to the sales or administration of mutual funds.

33.   (a)   Defendant Kevin R. Parke ("Parke") was chief equity officer of MFS from August 1998 through early 2001. He was appointed MFS President in 2002 and Chief Investment Officer ("CIO") in 2001. Defendant Parke also was a trustee of the MFS Funds since early 2002. As trustee of the MFS Funds, Defendant Parke signed each of the Registration

Statements list in Appendix B hereto that was filed and/or became effective in 2002 through 2003. As a result of defendant Parke's conduct as alleged herein, in February 2004, the SEC ordered that he cease serving in these capacities at MFS.

(b)   As detailed herein, defendant Parke implemented and oversaw the illegal trading scheme at MFS, including approving and determining the amount of market timing capacity that would permitted. As a result of his unlawful conduct, defendant Parke consented to the SEC's entry of an order on February 5, 2004 finding that he willfully violated antifraud provisions of the federal securities laws and ordering him to cease and desist from future violations. The SEC further ordered defendant Parke to pay a civil money penalty of $250,000, a disgorgement of $58,853 and prejudgment interest of $6,231, for a total of $315,084. Additionally, the SEC order banned defendant Parke from any association with an investment advisor for a six month period, beginning February 16, 2004. Furthermore, defendant Parke was banned for a 30-month period from serving as an executive officer, trustee, or board member at MFS or any other investment advisor. For the same length of time, he was banned from performing any duties relating to the sales or administration of mutual funds.

9.   The Timer Defendants

a.   Canary

34.   Defendant Edward J. Stern ("Stern"), a resident of New York County, New York, was at all relevant times herein, the Managing Principal of defendants Canary Capital Partners, LLC, Canary Investment Management, LLC and Canary Capital Partners, Ltd. (referred to collectively herein as "Canary").

35.   Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

36.   Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

37.   Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company.

38.   Throughout the Class Period, the MFS defendants and its subsidiaries entered into agreements with Stern and Canary, either directly or through intermediaries, that permitted them to engage in the improper market timing and late-trading of the MFS Funds, at the expense of ordinary long-term MFS investors, such as Lead Plaintiff and the other members of the Class.

b.   Security Brokerage, Inc.

39.   Defendant Security Brokerage, Inc. ("Security Brokerage") was a registered broker-dealer firm registered with the SEC and located in Las Vegas, Nevada. Security Brokerage engaged in late trading in numerous mutual fund families, including MFS. As a result of its wrongful conduct, on September 19, 2003, Security Brokerage filed Form BDW with the SEC seeking to withdraw its broker-dealer registration. On December 23, 2003, the SEC filed securities fraud charges against Security Brokerage in the United States District Court for the District of Nevada.

40.   Defendant Daniel G. Calugar ("Calugar") was President and 95% owner and the sole customer of Security Brokerage. Calugar is a resident of both Las Vegas, Nevada and Los Angeles, California. As a result of his wrongful conduct, on December 23, 2003, the SEC filed securities fraud charges against Calugar in the United States District Court for the District of Nevada.

41.   Defendants Security Brokerage and Calugar are referred to herein as the "Security Brokerage Defendants."

16

c.   Wilshire Associates

42.   Defendant Wilshire Associates Incorporated ("Wilshire Associates") is a global investment advisory firm with assets under management totaling more than $12.5 trillion. Wilshire Associates is located at 1299 Ocean Avenue, Suite 700 Santa Monica, CA 90401. Throughout the Class Period, Wilshire Associates engaged in market timing activity in numerous mutual fund families, including MFS.

d.   Trout

43.   Defendant Trout Trading Management Co. ("Trout") is a hedge-fund located at Rose Bank Centre, Bermudiana Road 14, Pembroke, Bermuda. Throughout the Class Period, Trout engaged in market timing activity in numerous mutual fund families, including MFS.

10.   The Facilitator Broker Defendants

44.   Defendant Ryan Goldberg ("Goldberg") was employed by brokerage firm Brean Murray & Co. ("Brean Murray") and was actively involved in the market timing activities alleged herein. Specifically, Goldberg offered market timing capacity in the MFS Funds to various market timers, including Canary and Trout. In the summer of 2001, defendant Goldberg opened accounts for Canary and Trout at Brean Murray for the express purpose of market timing mutual funds, including the MFS Funds. As a result of his illegal activity, defendant Goldberg is the subject of ongoing investigations by the offices of the New York and New Jersey Attorney Generals and the SEC.

45.   Defendant Michael Grady ("Grady") was employed by Brean Murray and was actively involved in the market timing activities alleged herein. Specifically, Grady offered additional market timing capacity in the MFS Funds to various market timers, including Canary and Trout. In the summer of 2001, defendant Grady opened accounts for Canary and Trout at Brean Murray for the express purpose of market timing mutual funds, including the MFS Funds.

As a result of his illegal activity, Grady is the subject of ongoing investigations by the offices of the New York and New Jersey Attorney Generals and the SEC.

46.   Defendant Canadian Imperial Bank of Commerce ("CIBC") is a Canadian financial institution with significant operations based in New York. CIBC provided defendant Canary financing for the express purpose of market timing the MFS Funds. At all relevant times, CIBC controlled defendant Canadian Imperial Holdings, Inc.

47.   Defendant Canadian Imperial Holdings, Inc. is a subsidiary of CIBC. CIHI provided the financing used by Canary and the other hedge funds to market time and late trade the MFS Funds. CIHI is located at 425 Lexington Avenue.

48.   Defendant Paul A. Flynn ("Flynn") was a Managing Director of Canadian Imperial Holdings, Inc.'s equity investments, which was part of the Equity Arbitrage Department of Canadian Imperial Holdings, Inc., a subsidiary of CIBC. Defendant Flynn worked for Canadian Imperial Holdings, Inc., and CIBC at their New York offices. Defendant Flynn negotiated and implemented late trading capacity in the MFS Funds for defendant Canary through defendant Security Trust Company, N.A. ("Security Trust"). Additionally, defendant Flynn negotiated and provided financing from CIBC to defendant Canary for the express purpose of timing the MFS Funds. On February 3, 2004, he was charged criminally by the New York State Attorney General for first degree grand larceny and engaging in a scheme to defraud in the first degree. Also that day, the SEC instituted an administrative proceeding against Flynn alleging violations of Section 10(b) and Rule 10(b)(5), and Section 17(a) of the Exchange Act.

49.   Defendant Citigroup, Inc. ("Citigroup") is the ultimate parent of the Salomon Smith Barney defendants named herein. Citigroup is incorporated in Delaware and its principal executive offices are located at 399 Park Avenue, New York, New York 10043.

50.   Defendant Citigroup Global Markets Holdings Inc. ("Citigroup Global"), f/k/a Salomon Smith Barney Holdings Inc., operating through its subsidiaries, is a full-service investment banker and securities brokerage. Citigroup Global is a subsidiary of Citigroup and the sole parent of defendant Salomon Smith Barney, Inc. Citigroup Global is incorporated in New York with its principal executive offices at 388 Greenwich Street, New York, New York 10013.

51.   Defendant Salomon Smith Barney, Inc., now known as Citigroup Global Markets, Inc, and doing business as Smith Barney Asset Management ("SSB"), is registered as an investment adviser under the IAA. SSB is located at 399 Park Avenue, New York, New York 10022. SSB is also a registered broker-dealer and employer of broker-dealers and financial advisers. SSB's broker-dealer operations are located at 388 Greenwich Street, New York, New York 10013.

52.   Defendants Citigroup, Citigroup Global and SSB shall be referred to herein collectively as "SSB Defendants."

53.   Defendant Morgan Stanley DW ("Morgan Stanley"), a broker-dealer registered with the SEC pursuant to Section 15 of the Exchange Act since 1968, is a subsidiary of the publicly traded entity Morgan Stanley. Morgan Stanley is also a member of the National Association of Securities Dealers ("NASD"). Morgan Stanley DW's principal offices are located at 825 Third Avenue, New York, New York.

11.   The Clearing Broker Defendants

54.   (a)   Defendant Bank of America Corporation, through its subsidiary Banc of America Securities LLC (collectively "Bank of America"), is registered as a broker-dealer under the Exchange Act and an investment advisor under the IAA. Throughout the Class Period, Bank

19

of America facilitated market timing in the MFS Funds, including timing by Canary, among others.

(b)   For example, as early as 2001, Bank of America: (1) provided Canary with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, including the MFS Funds; (2) provided Canary with approximately $300 million of credit to finance this late trading and market timing activity in the hundreds of mutual funds that the bank offers its customers, including the MFS Funds; and (3) sold Canary the derivative short positions it needed to time the funds as the market dropped, including the MFS Funds. All of this activity was coordinated through Bank of America broker, defendant Theodore C. Sihpol, III.

55.   Defendant Theodore C. Sihpol, III ("Sihpol") was employed as a broker in the New York office of defendant Bank of America Securities' Private Client Services ("PCS") high net-worth group and was actively involved in the market timing activities alleged herein. Specifically, defendant Sihpol facilitated the market timing and late trading transactions through Bank America. In March 2004, defendant Sihpol was indicted on 40 counts of fraud, larceny and falsifying statements in connection with his late trading and market timing activities.

56.   Defendant Prudential Financial, Inc. ("Prudential") is a publicly-owned holding company, traded on the New York Stock Exchange ("New York Stock Exchange"), whose operating subsidiaries are insurance and investment managers, including defendant Prudential Securities, Inc. At all relevant times, Prudential knowingly approved of and engaged in market timing activities in the MFS Funds, as well as numerous other fund complexes.

57.   Defendant Prudential Securities, Inc. ("Prudential Securities") is a wholly-owned broker-dealer subsidiary of defendant Prudential with its main office located in New York City.

On July 1, 2003, Prudential transferred its ownership in Prudential Securities to defendant Wachovia Securities, LLC, a joint venture subsidiary of defendants Wachovia and Prudential. At all relevant times, Prudential Securities knowingly cleared market timing transactions, including its own, in the MFS Funds, as well as numerous other fund complexes. As a result of its wrongful conduct, on November 4, 2003, the Massachusetts Secretary of the Commonwealth filed charges against Prudential Securities, including charges of securities fraud.

58. Defendant Wachovia Corporation ("Wachovia"), is a publicly held North Carolina corporation traded on the New York Stock Exchange with headquarters in Charlotte, North Carolina. Wachovia is a multi-bank holding company, and is the parent of defendant Wachovia Securities. On July 1, 2003, Prudential transferred its ownership in defendant Prudential Securities to defendant Wachovia Securities, LLC, a joint venture subsidiary of defendants Wachovia and Prudential.

59. Defendant Wachovia Securities, LLC ("Wachovia Securities"), is a private company joint venture subsidiary of defendants Wachovia and Prudential formed on July 1, 2003, when defendant Prudential transferred its ownership in defendant Prudential Securities to defendant Wachovia Securities. Specifically, Wachovia owns 62% and Prudential owns 38% of the joint venture. Moreover, Wachovia Securities is a securities broker-dealer headquartered in Richmond, Virginia and is incorporated in Delaware. From at least as early as July 1, 2003, Wachovia Securities knowingly facilitated market timing transactions, including its own, in the MFS Funds.

60. Defendant Martin Druffner ("Druffner") was a registered representative of Prudential Securities from April 1996 to July 2003. Druffner then became a registered representative of Wachovia Securities until September 29, 2003, when he was permitted to

resign. At all relevant times, Druffner served as the head of a group of broker-dealers based in Prudential Securities' Boston office who facilitated and cleared market timing transactions at numerous mutual fund complexes, including MFS, on behalf of six off-shore hedge funds (the "Druffner Group"). As a result of his illegal activities, on November 4, 2003, the Massachusetts Secretary of the Commonwealth and the SEC filed charges against Druffner, including charges of securities fraud. The SEC is seeking an order requiring Druffner to disgorge any ill-gotten gains and profits from his illegal activities.

61.   Defendant Justin Ficken ("Ficken") was a registered representative of Prudential Securities from October 1999 to July 2003. Ficken then became a registered representative of Wachovia Securities until September 29, 2003, when he was permitted to resign. At all relevant times, Ficken was a member of the Druffner Group and facilitated and cleared market timing transactions at numerous mutual fund complexes, including MFS, on behalf of six off-shore hedge funds. As a result of his illegal activities, on November 4, 2003, the Massachusetts Secretary of the Commonwealth and the SEC filed charges against Ficken, including charges of securities fraud. The SEC is seeking an order requiring Ficken to disgorge any ill-gotten gains and profits from his illegal activities.

62.   Defendant Skifter Ajro ("Ajro") was a registered representative of Prudential Securities from April 2001 to July 2003. Ajro then became a registered representative of Wachovia Securities until September 29, 2003, when he was permitted to resign. At all relevant times, Ajro was a member of the Druffner Group and facilitated and cleared market timing transactions at numerous mutual fund complexes, including MFS, on behalf of six off-shore hedge funds. As a result of his illegal activities, on November 4, 2003, the Massachusetts Secretary of the Commonwealth and the SEC filed charges against Ajro, including charges of

securities fraud. Furthermore, the SEC is seeking an order requiring Ajro to disgorge any ill-gotten gains and profits from his illegal activities.

63. Defendant Michael Vanin ("Vanin") was a registered representative of Prudential Securities from August 1989 to November 2001. Vanin was the branch manager of Prudential's Boston office at all relevant times until November 2001. In this capacity, he approved and oversaw the market timing activities of the Druffner Group. As a result of his activities, on November 4, 2003, the Massachusetts Secretary of the Commonwealth issued charges against Vanin, including allegations of securities fraud.

64. Defendant Robert Shannon ("Shannon"), was a registered representative of Prudential Securities from September 1996 to July 2003. Shannon then became a registered representative of Wachovia Securities until September 29, 2003, when he was permitted to resign. Shannon was the Branch Manager of Prudential's Boston office at all relevant times until November 2001. In this capacity, he approved and oversaw the market timing activities of the Druffner Group. As a result of his wrongful conduct, on November 4, 2003, the SEC and the Massachusetts Secretary of the Commonwealth issued charges against Shannon, including allegations of securities fraud.

65. Defendant John Peffer ("Peffer") was a registered representative of Prudential Securities beginning in 1995. At all relevant times, Peffer served as the head of a group of broker-dealers based in Prudential Securities' Boston office who engaged in market timing activities at numerous mutual fund complexes, including MFS, on behalf of two off-shore hedge funds (the "Peffer Group"). As a result of his wrongful conduct, on November 4, 2003, the SEC filed charges against Peffer, including charges of securities fraud. As a result of his wrongful

conduct, on November 4, 2003, the SEC and the Massachusetts Secretary of the Commonwealth issued charges against Peffer, including allegations of securities fraud.

66. Defendant Marc C. Bilotti ("Bilotti") was a registered representative of Prudential Securities beginning in 1999. At all relevant times, Bilotti was a member of the Peffer Group and engaged in market timing activities at numerous mutual fund complexes, including MFS, on behalf of two off-shore hedge funds. On November 4, 2003, the SEC filed charges against Bilotti, including charges of securities fraud. Furthermore, the SEC is seeking an order requiring Bilotti to disgorge any ill-gotten gains and profits from his illegal activities.

67. The defendants defined in the foregoing ¶¶ 56 - 66 are referred herein collectively as the "Prudential Defendants."

68. Defendant Security Trust Company, N.A., ("Security Trust"), was based in Phoenix, Arizona. Security Trust was an uninsured national banking association that provided trust and custody-related services to high net-worth individuals, private trusts and entities, and retirement plans and their administrators. As of August 31, 2003, Security Trust held $12.9 billion in assets under administration. Security Trust was instrumental in market timing of the MFS Funds by certain hedge funds, which were permitted to use the firm's electronic trading platform to execute late trades and engage in market timing. On October 29, 2003, the Federal Reserve ordered Security Trust to cease operations. On November 24, 2003, the SEC filed a complaint in the United States District Court for the District of Arizona alleging that Security Trust committed securities fraud, in violation of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder; and violated Rule 22c-1 promulgated under Section 22(c) of the ICA. Security Trust was bought by American Stock Transfer & Trust Company of New York and is now called the AST Trust Co.

69.   Defendant Grant D. Seeger ("Seeger") was Security Trust's CEO from 1998 until his resignation on October 5, 2003. Seeger established the relationship with various hedge funds, including Canary, negotiated increased fees for Security Trust, and actively facilitated the late trading and market timing in the MFS Funds by various market timers.

70.   Defendant JB Oxford Holdings, Inc., a Utah corporation located in Beverly Hills, California, is a holding company that provides clearing and execution services and discount brokerage services. JB Oxford Holdings, Inc, is the parent of JB Oxford & Co. and defendant National Clearing Corporation. Through its subsidiaries, JB Oxford Holdings, Inc., entered into numerous agreements with its customers that enabled its customers to engage in late trading and market timing activities in over 600 mutual funds, including the MFS Funds.

71.   Defendant National Clearing Corporation ("NCC"), a wholly-owned subsidiary of defendant JB Oxford Holdings, Inc., is located in Beverly Hills, California. NCC is a broker-dealer registered with the SEC. Prior to April 2003, JB Oxford Holdings, Inc. had one subsidiary, JB Oxford & Co. On or about April 2003, JB Oxford & Co. was reorganized into two subsidiaries – JB Oxford & Co., which served as a retail brokerage firm, and defendant NCC, which served as a clearing firm. Defendant NCC clears transactions for correspondent brokers, including JB Oxford & Co., hold funds and securities for JB Oxford & Co., and handles institutional business previously handled by JB Oxford & Co. NCC entered into numerous agreements with its customers that enabled its customers to engage in late trading and market timing activities in over 600 mutual funds, including the MFS Funds. Through its participation in the late trading and market timing activity alleged herein, defendant NCC realized almost $1 million in proceeds from compensation arrangements with its customers who engaged in late trading and market timing and allowed those customers to reap at least $8 million in profits at the

expense of long-term mutual fund shareholders. Defendant NCC is the current name of the entity engaged in the market timing and late trading activity alleged herein.

72. Defendant James G. Lewis ("Lewis") was a member of the board of directors, the President and Chief Operating Officer ("COO") of JB Oxford Holdings, Inc. from 1999 until his resignation in April 2004. Lewis was President and CEO of JB Oxford & Co. and NCC from 1999 until his resignation in December 2003. Lewis, along with defendant James Y. Lin, negotiated the agreements by which NCC enabled its customers to engage in late trading.

73. Defendant Kraig L. Kibble ("Kibble") has been defendant NCC's Director of Operations since September 2002. From January 2002 until his promotion in September 2002, defendant Kibble was the Assistant Vice President of Operations. In his position as the Assistant Vice President of Operations, defendant Kibble supervised NCC's mutual fund department and oversaw the trading by NCC's customers. Throughout 2002 until August 2003, Kibble reported to defendant Lewis. Defendant Kibble transmitted and approved the transmittal of NCC's customers late trades to the mutual fund complexes, including MFS.

74. Defendant James Y. Lin ("Lin") has been the Vice President of Correspondent Services at JB Oxford & Co. and NCC since at least May 2002. In that position, defendant Lin is responsible for attracting additional correspondent brokers and negotiating clearing agreements between those brokers and NCC. From at least May 2002 through December 2003, Lin reported directly to defendant Lewis. Defendant Lin, along with defendant Lewis, negotiated the agreements by which NCC enabled its customers to engage in late trading.

75. Defendant Bear Stearns & Co., Inc. ("BSC") is a global investment bank and securities trading and brokerage firm, with its principal executive offices located at 383 Madison Avenue, New York, New York 10179.

76.   Defendant Bear Stearns Securities Corp., ("BSS") is a Delaware corporation with its principal offices located at 383 Madison Avenue, New York, NY 10179. BSS is a broker-dealer and affiliate of BSC.

77.   Defendants BSC and BSS are collectively referred to herein as the "Bear Stearns" defendants.

78.   Defendant Charles Schwab & Co. ("Schwab") is a Delaware corporation with its principal offices located at 120 Kearny, 4th Floor, San Francisco, CA 94104.

79.   Defendant Credit Suisse First Boston (USA) Inc. ("CSFB") is a Delaware corporation with its principal offices located at Eleven Madison Avenue, New York, NY 10010.

80.   Defendants Bank of America, Bear Stearns, Schwab, CSFB, Prudential, Security Trust, NCC, and SSB are collectively referred to herein as the "Clearing Broker Defendants." As explained in detail below, the Clearing Broker Defendants participated in market timing and late trading by transacting wrongful trading activity across the mutual fund industry, including MFS, and by engineering and implementing market timing and late trading strategies and schemes for the Timer defendants, and their brokers. The Clearing Broker Defendants earned substantial fees and other compensation for their participation in the wrongful mutual fund trading schemes described in detail herein.

12.   Financier Defendants

81.   Defendant JP Morgan Chase and Co. ("JPM") is a Delaware corporation, with its principal offices located at 270 Park Avenue, New York, New York 10017.

82.   Defendant JPM, together with previously named defendants Bank of America, Bear Stearns, CIBC and CSFB (in their capacities as financiers of market timing and late trading), are referred to collectively herein as the "Financier Defendants." As explained in detail

27

herein, during the Class Period the Financier Defendants were lenders to market timers and late traders, including Canary, for the purpose of market timing and shorting mutual funds, including MFS Funds.

C.   The John Doe Defendants

83.   The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the above-named defendants in the widespread unlawful scheme alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to participate in the market timing and late trading activities detailed herein. Lead Plaintiff will amend this Complaint to state the true names and capacities of said defendants when they have been ascertained.

IV.   FACTUAL ALLEGATIONS

A.   Overview Of Market Timing/Late Trading Practices

1.   Background Information
And The Forward-Pricing Rule

84.   Market timing/late trading opportunities stem from inefficiencies in the manner in which shares of individual mutual funds are priced. Shares of open-end mutual funds are priced daily, based on their NAV at the time of the valuation. Unlike equity or debt securities that are valued and traded on stock exchanges, open-end mutual funds continuously issue new shares as new investments are received, and redeem shares as investors withdraw assets. The value of these shares is calculated at 4:00 p.m. Eastern Time ("ET") each day (the close of trading on the New York Stock Exchange ("New York Stock Exchange")), by determining the NAV of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets

with an NAV of $1 million, then it will be priced at $10 per share. Thus, an investor seeking to invest $1,000 in this fund would receive 100 newly issued shares, valued at $10 per share.

85.   Since MFS Funds shares are only priced once per day, the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information, and thereby make a quick profit. For example, if an investor were able to purchase shares of a mutual fund at the NAV calculated before his purchase, with knowledge that the investments held within the fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

86.   To prevent this arbitrage opportunity, the SEC enacted Rule 22c-1 under the ICA, which provides as follows:

> No registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security *which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security* . . .

(emphasis added)

87.   Under Rule 22c-1, (also known as the "forward-pricing rule"), MFS mutual fund investors who place orders to purchase fund shares during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, at the 4:00 p.m. close of trading on the New York Stock Exchange. Thus, all investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00 information" prior to making an investment decision. Further, an investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage, since he can wait

until after the market closes for significant news such as a positive earnings announcement to come out, and then buy the fund at the old, lower NAV that does not yet reflect the positive news.

2. Subverting The Forward-Pricing Rule Through Market Timing And Late Trading

88. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the fund, as calculated after the investor purchases his shares, still might not incorporate all public information.

89. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone difference, the Japanese market may close at 2:00 a.m. ET. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate a NAV at 4:00 p.m. ET, he is relying on market information that is fourteen hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens will not be reflected in the "stale" Japanese prices, and thus the overall fund's NAV will be artificially low.

90. "Market Timing" is the practice of trying to take advantage of this information delay in the pricing of mutual funds. Specifically, a market timer who purchases the Japanese fund described above, at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

91. Market Timing opportunities are not limited to mutual funds holding foreign investments, but instead also arise in mutual funds containing relatively illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's

securities may not have traded for hours before the New York Stock Exchange closing time can render the fund's NAV stale, and thus open to being timed.

B.   Material Misstatements And Omissions In The
       MFS Prospectuses Concerning Market Timing

92.   Throughout the Class Period, in connection with the offering of the MFS Funds, the MFS Registrants filed with the SEC and released to the public over 83 registration statements, each incorporating, either explicitly or by reference, prospectuses, prospectus supplements and/or amendments thereto covering the sale of these MFS Funds to the public (collectively, the "MFS Prospectuses"). Additionally, the MFS Registrants filed some 744 supplemental statements of information (each filed as SEC Form 497, "Definitive Materials") during the Class Period. A complete list of the MFS Prospectuses is attached as Appendix B.

93.   Although the disclosures in the MFS Prospectuses were modified during the Class Period, each of the prospectuses referred to above failed to disclose that MFS permitted market timing and late trading in its mutual funds. To the contrary, these prospectuses warranted that MFS did "not permit market timing." For example, prior to 2001, the MFS Prospectuses, under the heading "MFS Excessive Trading Practices" categorically stated the following:

> The MFS funds *do not permit market timing* or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. *To minimize harm to the MFS funds and their shareholders*, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, *has been or may be disruptive to a fund*. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

(emphasis added)

94.   Moreover, the MFS Prospectuses after the beginning of 2002 contained the following disclosure appearing under the heading "Excessive Trading Practices":

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The MFS funds *do not permit market-timing or other excessive trading practices* that may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders, delaying for up to two business days the processing of exchange requests, restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any electronic transfer service, if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

(emphasis added)

95.   The MFS Prospectuses prior to January 2001 also stated the following:

Exchanges may be subject to certain limitations and are subject to the MFS funds' policies concerning excessive trading practices, which are *policies designed to protect the funds and their shareholders from the harmful effect of frequent exchanges*. These limitations and market timing policies are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Excessive Trading Practices."

(emphasis added)

96.   In addition, the MFS Prospectuses further stated that MFS would restrict trades in

the best interest of investors as follows:

The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed.

97.   The MFS Prospectuses also assured investors that late trading in its funds was

strictly prohibited:

You will receive the *net asset value next calculated*, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

the valuation time [defined by MFS as 4:00 p.m. ET], if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or MFSC's close of business, if placed through a financial adviser, *so long* as the financial adviser (or authorized designee) received your order by the valuation time [i.e., by 4:00 p.m. ET].

(emphasis added)

98.   Each of the representations referred to above was materially false and misleading, or omitted to state facts necessary to make the statements made, in light of the circumstances in which they were made, not misleading. Specifically, defendants failed to disclose that: (a) the MFS defendants had entered into agreements permitting select investors to engage in market timing of the MFS Funds; (b) pursuant to these secret agreements, the select investors regularly timed the MFS Funds shares; (c) defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs, thereby harming the MFS Funds' actual performance; (d) the amount of compensation paid by the MFS Funds to MFS, because of the increased net assets under management due solely to the illegal market timing funds deposited by the timers into the MFS Funds, provided substantial additional compensation to MFS by the MFS Funds and its shareholders, including Lead Plaintiff and other members of the class; and (e) pursuant to these agreements, the MFS defendants benefited financially at the expense of the ordinary MFS Fund investors, including Lead Plaintiff and other members of the Class.

C.   The Defendants' Knowledge And Direct
        Participation In The Wrongful Conduct

99.   Investigations by Lead Plaintiff, federal regulators, and journalists across the country, as well as interviews with Timing Witness #1, have uncovered a well-organized, systematic approach to market timing and late trading in the MFS Funds throughout the Class

Period involving the most senior levels of MFS management. Ordinary investors were never informed of these arrangements nor the preferential treatment granted to certain investors. Rather, defendants expressly represented that such arrangements were prohibited and publicly marketed the MFS Funds as long-term investments. Specifically, MFS never disclosed that throughout the Class Period it expressly permitted numerous investors to market time at least $2 billion in MFS funds – one of the largest amounts of market timing uncovered at any fund family. As described in more detail bellows, the defendants knew that the market timing and late trading was "very disruptive" and "could harm the performance of the funds due to higher trading costs as the funds buy and sell due to cash changes."

1. Market Timing at MFS

a. Overview

100. The market timing and late trading at MFS was the direct result of the MFS defendants' deliberate plan to increase fees by increasing assets under management. MFS's most senior managers, including defendants Ballen and Parke, instituted the formal polices and procedures for approving and monitoring the market timing arrangements by designating the MFS funds that MFS would permit to be timed. As numerous documents and witnesses revealed, the MFS defendants negotiated the terms of the market-timing capacity with broker-dealers and select investors, and then monitored and managed the arrangements throughout. In fact, market timers referred to MFS as the "fast food of the timing world" because of its centralized management, structured distribution, and ubiquitous availability of capacity through numerous broker dealers.

101. Indeed, after Ballen chose the list of MFS funds for timing, Parke was responsible for monitoring the market timing activity within the MFS funds. Parke was also responsible for establishing the amount of market timing permitted in the MFS funds during the Class Period.

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Defendants referred to the MFS funds available for timing as the "Unrestricted Funds," meaning that MFS permitted market timing "even if a pattern of excessive trading has been detected."

102. To ensure the increase in net assets under management, and the resulting increase in fees, MFS required that the timers maintain their assets in certain MFS money market funds when not being used for market timing, enabling MFS to draw billions of dollars to its funds, thereby increasing the fees MFS was paid out of the deposits of the innocent investors.

103. Throughout the Class Period, MFS was well aware of the market timers' practices, routinely communicating with brokers and known timers about the specific details of the timing activity. As detailed below, numerous documents reveal that the brokers and timers provided MFS with precise knowledge of impending market timing trades. In fact, some timers actually provided MFS with details of their timing models.

104. In addition to providing capacity in the MFS Funds, the MFS defendants also provided brokers with portfolio information that the brokers clients' used to profit from hedging against the funds. As frequently as once a month, the MFS defendants provided brokers with highly confidential proprietary information. For instance, in a November 20, 2002 email from Michelle Tartalio, of Brean Murray, to Carlos Brussa, of MFS, she wrote:

> Hey Carlos! Thanks for the information you sent over to me. Like last month, if you don't mind sending me the holdings for the Emerging Growth and Research Funds, I would greatly appreciate it. If you don't mind, not just the top holdings but the whole list! Thank you!!!

105. Within minutes, MFS's Brussa sent the broker the MFS Emerging Growth Fund Portfolio holdings Similarly, numerous documents reveal that timers like Canary routinely obtained MFS's portfolio information, which they used for their hedging strategies.

106. MFS also created arbitrage opportunities for certain of its market timers by allowing late trading in MFS funds, in violation of the forward-pricing rule and its stated

policies. As explained above, the forward-pricing rule requires that in order to receive the NAV calculated as of 4:00 p.m. ET, an order had to be placed before the New York Stock Exchange closing. MFS, however, permitted certain market timers to trade the MFS funds after the New York Stock Exchange close, but at the 4:00 p.m. NAV, with the benefit of information that would impact the following day's NAV. In fact, MFS was very specific about how late trades were to be executed. For example, in arranging market-timing capacity, MFS required that the trades had to be cleared between 6:00 p.m. and 6:50 p.m. ET, even if entered after 4:00 p.m., and still get that day's NAV. To facilitate the late trading, MFS informed market timers that they could use either a broker-dealer or a third-party administrator to process the late trades through the NSCC system, even providing recommendations to the timers of a company to use.

b.   Specific Examples Of Timing At MFS

(1)   Canary

107.   According to Timing Witness #1 and internal MFS documents, Canary obtained at least $200 million in timing capacity in five MFS Funds through at least four broker-dealers, including Bank of America and Brean Murray. As required by MFS, Canary kept hundreds of millions of dollars of trading assets within the MFS family, assuring MFS that it would collect fees on the timing assets, whether the money was "invested" in the Timed Funds, or some other MFS Fund.

108.   Throughout this period, the MFS defendants actively negotiated capacity with Canary and its representatives. For instance, handwritten notes of an MFS employee recorded precisely when and how much of Canary's timing assets would be moving into the MFS Funds. For example, handwritten notes memorializing a discussion between defendant Goldberg, a broker for Canary, and an MFS representative, stated that Canary was seeking "small cap, mid, tech, Managed Sector any global – he won't be > 3% of fund & likes that to be $5-$10MM and

36

up." In this exchange, Goldberg also informed MFS that Canary had "$1 B w/ negotiated capacity w/ 1 fund . . . huge opps in other areas," in an effort to induce MFS to extend timing capacity to his client.

109. In addition, in August 2000, Canary considered redeeming shares in the MFS Emerging Growth Fund that it had purchased just a week before. Concerned about potentially losing its capacity because of its quick departure from the fund, Canary asked the broker how MFS would respond. In an August 17, 2000, email response, the broker replied, "No. . . . I spoke to the rep who I have known from the other place that I was doing this at and she told me that I did not have to worry about MGEGX [the Emerging Growth Fund] at all," making it clear that frequent trades were part of the deal at MFS.

110. Moreover, the MFS defendants knew that Canary was indeed timing its funds. For instance, handwritten notes of an MFS employee made during the Class Period recorded precisely when and how much of Canary's timing assets would be moving into the MFS Funds. For example, the notes stated that "Stern Family coming in w/ $60MM next wk – B of A is trading platform – # of accounts w/ $4MM max."

(2)   Security Brokerage, Inc.

111. Defendant Security Brokerage was a Las Vegas-based broker-dealer run by defendant Calugar, who was also the firm's sole client. Security Brokerage's participation in the market timing and late trading scheme involved $400-$500 million traded in various mutual fund families, including as much as $250 million in the MFS Funds alone. Over the two years in which Calugar market timed mutual funds, including the MFS Funds, he made $175 million in profits.

112.   Throughout this period, MFS knew that Calugar was timing its funds.   For instance, on March 6, 2001, Calugar wrote an email to Andre Behran of MFS setting forth a detailed proposal for market timing capacity in certain MFS Funds:

> I am writing to see if there is any possibility of our taking positions in a number of specific MFS Funds that I have listed at the end of this letter. The offer that I have described below I believe will distinguish Security Brokerage from almost all other market timers, because as I described below, we think we are in a position to compensate MFS the costs of our timing activity....

Calugar went on to provide specifics of how the illegal trades would be placed.   He then explained to the MFS defendants that if "there is sufficient capacity at MFS, we are prepared to undertake transactions of this type with $50 million, which would generate annual distributor fees of $1.75 million."

113.   MFS negotiated and extended hundreds of millions of dollars in capacity to Security Brokerage during the Class Period. For instance, in April 2003, Calugar requested that MFS permit him to increase his capacity by a total of $129 million, as reflected in an April 28, 2003 email entitled "New Investments," directed to an MFS representative:

> I wanted to ask if you could see whether it would be permissible for me to place some additional investments with MFS in the Mass Investment Trust (MITTX, and in MFS Total Return Fund (MSFRX). I believe that the Total Return Fund is a fund that you had identified previously to me as one in which MFS permits trading, but at the time, I did not have funds to make an investment.
>
> *   *   *
>
> If it is feasible, I would like to make an additional $44 million investment in MITTX to bring my total investment in MITTX up to $70 million . . . I would like to make an investment of $85 million in MSFRX.
>
> If you give me the OK, I would be in a position to make the new investments early in May. If the amounts I have requested are too large, and smaller amounts would be feasible, please let me know that as well.

38

114. Within three days, the MFS defendants approved Calugar's request for the capacity. Specifically, on May 1, 2003, Calugar emailed MFS to both confirm that the capacity had been granted and to express his appreciation for MFS' cooperation:

> thank you for the prompt way that you handled my request, and the approvals you received for me to make additional investments of $44 million in MFS Mass Investment Trust (MITTX) and $85 million in MFS Total Return Fund (MSFRX).... It is really a privilege to be able to work with you and to be able to invest with MFS.

115. In this email, Calugar also indicated that Security Brokerage would deposit "sticky assets" in the MFS Funds. Calugar wrote that he would invest $70 million in the MFS High Income Fund and/or the MFS Municipal Limited Maturity Fund that would be "'buy and hold' investments." This offer met with the approval of MFS, as reflected in a May 2, 2003 internal MFS email from Tom Jessee, an employee in the MFD broker-dealer department, to James Fitzgerald ("Fitzgerald"), then President of MFD, entitled "Timer":

> "Calugar, a known timer, has asked us to take $75 million in Limited Maturity as a long term holding (longer than 1 year) and an additional $50 million in Total Return which he admittedly will time as he has historically with us . . . . This is not a unique situation. I have had several timers propose the same arrangement to me. Your thoughts?"

Ultimately, both Fitzgerald and Martin Beaulieu, an MFS executive vice president and director of MFD, approved Calugar's deposit of sticky assets.

(3) Wilshire Associates

116. Market timing was not limited to hedge funds or large individual investors. In fact, Wilshire Associates, one of the nation's largest and most influential asset managers, engaged in market timing for nearly a decade in numerous mutual funds, including the MFS Funds. Wilshire typically engaged in rapid fire trading of hundreds of millions of dollars at a time spread over numerous fund families. Additionally, Wilshire borrowed over $100 million

from others for the express purpose of leveraging its market timing strategy. Ultimately, the strategy was highly profitable, and in some years generated returns in excess of 100%.

117.   MFS, as well as other fund families, provided Wilshire access to their funds for the express purpose of market timing. In fact, Wilshire did not sneak into funds to trade. As reported in an October 1, 2003 Money magazine article entitled the Great Fund Rip-Off, Wilshire's CEO Dennis Tito "openly told the funds he was going to trade frequently." In turn, investment managers like MFS stood to gain from a relationship with Wilshire, who recommends to pension funds and endowments which investment managers to choose to oversee their billions of dollars in holdings.

> Moreover, documents and witnesses reveal that MFS knowingly permitted Wilshire to time its funds. Wilshire was one of the biggest timers in the MFS Emerging Growth Fund. In addition, internal MFS documents reveal that Wilshire was at times the most aggressive, and perhaps the most damaging, market timer at MFS, redeeming trading shares more frequently then other timers. While other fund firms banned Wilshire from trading, despite knowing this information, MFS permitted Wilshire's trading to continue throughout the class period.

2.   Facilitator Broker Defendants'
       Participation In The Wrongful Conduct

a.   Overview

118.   Throughout the Class Period, the Facilitator Broker Defendants acted as "middlemen" between the MFS Complex and the market timers, collecting substantial fees from both sides. Specifically, these brokers negotiated for and obtained timing capacity from MFS, and then sold this capacity to market timers. In return, the brokers received substantial fees and other compensation both from the timers and from MFS, as a percentage of the assets invested in the timed funds. These same brokers then leveraged their relationship with MFS by steering additional, long-term investors into the timed funds, without disclosing to these investors either

the market timing and late trading activity, or the adverse impact that these activities had on long-term investors.


b.   <u>Examples Of The Wrongful Conduct</u>

i.   <u>Brean Murray</u>


119.   Defendants Goldberg and Grady, principals of Brean Murray, were broker dealers who negotiated capacity in the MFS funds for the purpose of "selling" it to known timers. As compensation for the timing capacity negotiated, Brean Murray charged "wrap fees" to these timers totaling as much as $50,000 per month during the Class Period. For example, the September 2001 wrap fees charged to Canary by Goldberg and Grady, through Brean Murray, were $54,824 on total assets of $127,325,625, including significant assets in the MFS Funds.

120.   Both Goldberg and Grady had an open dialogue with MFS regarding their timing activities. For example, in a November 2, 2001 letter from defendant Goldberg to Brian Roach, Assistant Vice President and Associate Director of MFS Investment Management, Goldberg explicitly asked for timing capacity in certain MFS Funds for two of his hedge fund clients, defendants Canary and Trout. In making this offer, Goldberg was very clear about what he was looking for – timing capacity – and how much of it he needed:

> We are proposing a relationship whereby our clients, Canary Management, LLC and Trout Trading Management Co., have approval from your firm to trade on a short-term basis in some of the MFS funds that are normally restricted from short term trading. Our proposal is based on capacity of up to three percent of these funds for trading on a short-term basis. Short term trading can be defined as trading four to five round trips per calendar month.

121.   In exchange for the capacity, Brean Murray was willing to have their clients deposit long-term "sticky assets" into the MFS fund complex. For instance, in his November 2, 2001 letter, Goldberg stated:

> Additionally, Canary and Trout will make a commitment of long-term assets to a MFS bond fund, a MFS money market fund or to the fund that is being traded.


41


Our clients are generally comfortable with depositing 25% of the total trading assets into the long-term assets placed in a bond, money market or mutual fund with a long-term investment in an internal hedge fund. There is also the possibility of our clients making the deposit of long-term assets into a separate managed account with a fee that you deem acceptable.

122. Moreover, MFS's senior executives were aware of, and approved, the agreements with Brean Murray. For example, on July 3, 2002, Jim Sweeney, an MFS "Investment Management Consultant" who served as a sales representative responsible for certain brokers' accounts, in an email entitled "timing policy," informed his clients, defendants Grady and Goldberg, that their request for additional timing capacity was approved, but only in part. Rather than grant them the full request for $45 million in capacity at that time, Sweeney explained that defendant Parke had approved $20 million of the request, but would consider raising the amount in the coming months:

> This is to follow up the conversation I had with Mike [Grady] yesterday regarding your desire to add as much as $45 million to the unrestricted MFS funds.
>
> Given the amount that you already have in these funds, I checked with our senior people in Boston to see whether the proposed additional investment might create any problems. Our Chief Equity Officer, Kevin Parke, responded that with all that is going on at this time we would be more comfortable with an additional $20 million but not the full $45 million.
>
> He did say that you should check back with us in a month or so to see if conditions at that time would make us feel more comfortable with the additional money.

ii. CIBC

123. The CIBC defendants knowingly steered market timers to the MFS Funds for the purpose of market timing. Furthermore, during the Class Period, MFS knew of CIBC's market timing activities.

124. For instance, in April 2000, defendant CIBC, as a representative of defendant Canary, negotiated market timing capacity in the MFS Funds to be traded through defendant

Security Trust's platform. In particular, defendant Flynn contacted defendant Seeger regarding Security Trust's ability to provide market timing capacity and late trading in various mutual funds, including the MFS Funds. CIBC had identified Security Trust as an excellent trading platform for Canary and Samaritan to market time because the platform allowed for late trading.

125. CIBC advised the hedge funds to time the MFS Fund by using the Security Trust platform. In fact, in September 2001, defendant Flynn conducted due diligence of Security Trust's electronic trading platform. Flynn memorialized his findings in an October 12, 2001 memorandum, describing the benefits of using Security Trust's "Same Day/Late Day Trading Platform:" "[A] pricing list is prepared by the company and submitted to our clients who are then able to run their timing models against actual closing process instead of the previous day before they submit trades." Ultimately, as much as 99% of the trades were transmitted to Security Trust after 4:00 p.m.ET, and as many as 82% of their trades were transmitted between 6:00 p.m. and 9:00 p.m.

126. Furthermore, the MFS defendants knew that CIBC was engaging in market timing related activities, including that CIBC controlled over $183 million in timing capacity at MFS in 2002 alone. In addition, MFS internal documents reveal that at least one other CIBC broker controlled tens of millions of dollars in capacity in MFS funds. Nevertheless, MFS permitted CIBC to continue its illegal trading through 2003.

127. Moreover, CIBC further facilitated the market timing and late trading in the MFS Funds. In particular, defendant Flynn arranged for CIBC to lend Canary and Samaritan large sums of money for the express purpose of market timing the MFS Emerging Growth Fund. Specifically, Flynn negotiated and structured swap and loan agreements through CIBC to provide the hedge funds with financing to trade mutual fund shares with financial leverage.

43

128.   In addition, MFS was part of SSB's "Strategic Partners Program," wherein MFS paid SSB monies in addition to existing up front commissions, 12b-1 trailing commissions paid after the initial sale, shareholder servicing fees and account maintenance fees. Specifically, through the market timing and late trading activities, and the resultant large infusions of cash paid by investors, including Lead Plaintiff and other members of the Class, MFS gained significant sums that it used to steer investors into the MFS Funds, thus further increasing the net assets under management and the fees collected on those assets. Pursuant to the Strategic Partners Program, MFS made these additional payments to SSB in exchange for SSB directing its clients, and the market timers, into the MFS Funds.

129.   As described above, in return for these payments and the shelf space, MFS received: (i) identification of their funds on an internal list distributed to all SSB brokers over the firm's corporate intranet; (ii) a higher profile in SSB's sales system than non-participating fund complexes, including procedures making it easier for SSB brokers to process sales of shares in participating funds than non-participating funds; and (iii) the ability to market their funds directly to SSB brokers.

130.   These practices were intimately connected to the market timing and late trading activities throughout the mutual fund industry, including MFS. In particular, MFS paid improper fees to brokers and brokerage firms, including SSB, to attract additional market timing assets to the fund complexes. Moreover, the increased transaction costs incurred by MFS as a direct result of the sophistication required of the portfolio managers to accommodate the market timing activity resulted in excessive management and advisory fees being charged to the innocent long-term investors, including Lead Plaintiff and the other members of the Class.

iv.   <u>Morgan Stanley</u>

131.   Similarly, MFS also paid Morgan Stanley to bring market timers into the MFS

Funds. Specifically, Morgan Stanley negotiated timing capacity in the MFS Funds directly with

MFS, and would then market and sell that capacity to market timers in exchange for the fees paid

to Morgan Stanley by MFS. MFS entered into arrangements with Morgan Stanley as part of the

broker's "Partners Program," whereby MFS paid excess fees in return for additional shelf space.

MFS never disclosed the nature of these payments to its investors.

3.   The Clearing Broker Defendants' Participation In The Wrongful Conduct

a.   Overview

132.   The active collaboration in and facilitation of market timing and/or late trading by

financial institutions, acting as clearing platforms for market timing and late trading, was central

to the success of the Trader and Broker defendants' scheme. During the Class Period, many of

the largest financial firms in the country, including defendants Bank of America Corp. and Banc

of America Securities LLC ("Bank of America"), Bear Stearns, Schwab, CSFB, Security Trust

and Prudential (hereinafter the "Clearing Broker Defendants") acted as key conduits of the

market timing/late trading activities described herein. The Clearing Broker Defendants serviced

both brokers who specialized in timing (including brokers from within the ranks of the Clearing

Broker Defendants, who often earned as much as $15 million a year in commissions from timing

activities alone) and timers directly.

133.   The Clearing Broker Defendants disregarded the excessive mutual fund trades

being transacted through their trading systems, or "platforms," by the market timers and they

substantially assisted and participated in such excessive trading. Moreover, the Clearing Broker

Defendants specifically engineered trading strategies that catered exclusively to timers and late

traders. For instance, Prudential developed a "shotgun" system that allowed a market timer to

scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades over a wide variety of fund complexes. Other Clearing Broker Defendants, such as Bear Sterns and Bank of America actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions themselves, while the Clearing Platform Defendants captured the resulting fees and commissions.

134. The Clearing Broker Defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the fees and commissions (including contingent deferred sales charges, or "CDSCs") they received for processing the market timer and late trading transactions. The Clearing Broker Defendants also benefited from their role as the executors of market timing and late trading by leveraging various quid pro quo benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and private client services. By collecting such fees and other benefits, the Clearing Broker Defendants directly benefited from the rapid in-and-out trading by certain of the market timers, while harming long-term fund investors who bore the transaction costs and other harms, as described herein, of such excessive trading.

b. Examples Of The Wrongful Conduct

i. Bear Stearns

135.. Throughout the Class Period, Bear Stearns in its role as a clearing broker-dealer facilitated market timing throughout the mutual fund industry. Bear Stearns actively facilitated the illegal trading of mutual funds by knowingly permitting its affiliated broker-dealers to execute market timing and late trades over its clearing platform. Bear Stearns's use of its platform involved trading in several mutual fund complexes, including at least Alliance, Fremont, Invesco, MFS, PBHG, Pimco, and Van Eck. Moreover, Bear Stearns' employees

expressly approved this trading, and actively communicated with various market timers and mutual fund firms to further the illegal trading via the firm's platform.

136. Bear Stearns knowingly facilitated the market timing and late trading through a network of introducing broker-dealers, to whom Bear Stearns provided access to its clearing platform. Bear Stearns' network of broker-dealers included Brean Murray and Kaplan & Co., which had core businesses of market timing mutual funds on behalf of hedge fund clients. Additionally, certain in-house broker-dealers at Bear Stearns were known to use its platform for market timing and late trading.

137. Specifically, senior Bear Stearns employees approved the use of the firm's trading platform for this purpose. For instance, during the Class Period, representatives of Brean Murray met with Zackman of Bear Stearns to specifically discuss arranging market-timing and late-trading capabilities through the firm's platform. This meeting resulted in Bear Stearns installing a computer in Brean Murray's offices that accessed its trading platform, known internally as the Bear Stearns Mutual Fund Routing System ("MFR System"). The MFR System provided Brean Murray with a direct link to Bear Stearns' clearing platform through which Brean Murray could make automated market timing trades at will.

138. Bear Stearns also provided its network of brokers with access to the MFR System so that they could engage in late trading. For instance, Bear Stearns permitted its affiliated brokers at Brean Murray to enter trades as late as 5:30 p.m. ET, but at the NAV set as of 4:00 p.m. ET. Furthermore, Bear Stearns permitted its brokers to employ deceptive strategies to avoid detection from regulators. For example, the time stamp function on the MFR System was disabled so that there was no record of the when the late trades were placed.

139. Similarly, senior managers at Bear Stearns assured market timers that it permitted illegal late trading over its platform. For example, according to Timing Witness #1, in 2000, a representative of Canary met with a Bear Stearns broker-dealer, Kaplan & Co., who had direct access to Bear Stearns' clearing platform, and expressly approved Canary's use of Bear Stearns' trading platform for its illegal trading activity. Additionally, Bear Stearns provided financing to certain market timers to further facilitate their illegal late trading, including Trout Trading Management Co. ("Trout"), a hedge fund engaged in market timing and late trading.

140. In addition, during the Class Period, Matt Mills ("Mills"), a Bear Stearns-affiliated broker, negotiated capacity of $80 million in four of the MFS Funds. According to handwritten notes of an MFS employee, Mills made a pitch to MFS for more capacity, totaling $150-$200 million by year-end. Shortly thereafter, Mills informed MFS that he was "set to do $50MM," but would often make requests totaling hundreds of millions of dollars in additional capacity.

141. Bear Stearns profited from its participation in the wrongful conduct through the receipt of commissions and fees generated from timers trading over the firm's platform. Bear Stearns also profited from the various other arrangements extended to timers, including financing of the wrongful conduct.

142. Moreover, both Bear Stearns and the MFS defendants knew that their market timing and late trading activity was harming long-term investors. For instance, as detailed above, MFS tracked market timing by defendants Goldberg and Grady that Bear Stearns facilitated through the use of its platform. Nevertheless, the market timing and late trading continued because the impact on long-term investors was overshadowed at all times by the defendants' profit motive. In particular, the MFS defendants viewed Bear Stearns' market

timing assets as essential for maintaining its competitive position among its peers. In fact, the MFS defendants were most concerned that the assets that cleared over the Bear Stearns platform continued to be used for trading within the MFS Funds. In April 2003, for instance, Martin Beaulieu, MFS Executive Vice President, raised his concern about Bear Stearns' trading after receiving a report that indicated that it had engaged in $22.9 million in market timing trades in a single day. His concern, however, was not that the trading was hurting investors, but whether the trading resulted in an outflow of funds to other mutual fund families, thereby preventing MFS from collecting fees on these timing assets:

> [n]ot to be a noodge on this, and I know a number of people are working on this, but those purchases from Bear Stearns seem like timer money? *I hope, in general, timer money is not impacting share.*"

(emphasis added)

143. Beaulieu's question was met with a quick response from Michael J. Londergan, an MFS employee, who explained that timing assets were leaving the funds, but that he along with Fitzgerald would look further into the impact of the Bear Stearns' market timing:

> On the Bear Stearns business since they are moving in and out of the MFS complex the timing is impacting market share. Market share is also impacted by those relationships that process exchanges between MFS funds as redemptions and purchases.
>
> I am meeting with Jim, Larry and Tom tomorrow to discuss timers and commissions.

144. The MFS defendants continued to permit Bear Stearns to facilitate the timing and late trading in the MFS Funds.

145. Moreover, throughout this time, the MFS defendants and Bear Stearns maintained an open dialogue to further their trading scheme and ensure that the trading was within the negotiated parameters. For instance, in July 2003 MFS contacted Bear Stearns to inform it that the market timing policy had been revised pursuant to Fitzgerald's direction. Specifically, MFS

49

sent Bill Steinberg ("Steinberg") from the home office of Bear Stearns a letter confirming that then-current market timing assets that Bear Stearns permitted to be traded over its platform could continue to be timed, but that new timing assets would not be accepted. On numerous occasions during the Class Period, Ellen Bradley ("Bradley") of MFS contacted Bear Stearns to inform it that its trading may violate the agreed upon terms. For instance, on July 29, 2003, Bradley emailed Evelyn Cardenas ("Cardenas") of Bear Stearns regarding a number of trades in the MFS Government Mortgage Fund. In this email, Bradley directed Bear Stearns to simply use different MFS Funds for market timing, writing that "in the future, we ask that the rep use the MFS Money Market Fund or MFS Government Securities Fund as an alternative for his timing program. . . ."

ii.   Bank of America

146.   Like Bear Stearns, Bank of America and its affiliates provided various timers, including Canary, with an electronic trading system that facilitated the market timing and late trading scheme. Beginning in 2001, Bank of America: (1) installed a state-of-the-art electronic late trading platform at various timers, including Canary, allowing them to trade as late as 8:30 p.m. ET in the hundreds of mutual funds that the bank offered its customers at the 4:00 p.m. ET NAV; (2) provided Canary with approximately $300 million of credit to finance its late-trading and market timing activity in the hundreds of mutual funds that Bank of America could access by virtue of its size and power; and (3) sold Canary the derivative short positions it needed to time the funds as the market dropped. As a result, Canary became one of Bank of America's largest customers.

147.   Bank of America profited greatly from the fees generated by market timing, including millions of dollars in "finder's fees" from MFS. According to Timing Witness #1, these so-called finder's fees were equal to as much as 100 basis points (1%) of a timer's assets

50

under management. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, defendant Theodore C. Sihpol, III ("Sihpol").

148. In addition, Bank of America facilitated illegal trading by providing brokers with access to its trading platform, including defendants Grady and Goldberg. In fact, Bank of America transacted one of the largest amounts of market-timing capacity in the MFS Funds, totaling as high as $322 million in market timing capacity during the Class Period.

149. Moreover, the Bank of America defendants were intimately involved in arranging and controlling capacity traded on their platform. This capacity was marketed by a number of in-house Bank of America broker-dealers, including defendant Sihpol, who at times was responsible for as much as at least $48 million in MFS timing capacity.

iii. Prudential

150. Throughout the Class Period, defendant Prudential Securities was one of the largest market timing broker-dealers in the MFS funds. The Prudential Defendants executed market timing and late trading transactions on behalf of their own investors, using their own platform. Moreover, as documents and sworn testimony revealed, the MFS defendants were fully aware of the Prudential Defendants' unlawful market timing activities. As a result of the Prudential Defendants' market timing at MFS, as well as dozens of other mutual fund firms, in November 2003, the SEC and the Massachusetts Secretary of the Commonwealth each brought charges of securities fraud against the Prudential Defendants.

151. In particular, since 1998, the Prudential Defendants engaged in massive amounts of market timing of the MFS Funds and other fund families through a well-orchestrated and managed organization. In carrying out their trading scheme, the Prudential Defendants functioned as both the introducing and platform broker for their timing clients. The market timing was initially approved by Prudential's senior managers, including Prudential's President,

Jamie Price, and Prudential Securities' President, Michael Rice. Specifically, the Prudential

Defendants required timers to send "inactive" orders between 6:30 a.m. ET and 9:00 a.m. ET

each day. However, these orders were not placed, or made "active," until the Prudential

Defendants received further instructions to transact all or part of the orders from the timers.

152. Further, many of these orders were not place until after 4:00 p.m. ET, to facilitate

late trading. To engage in this late trading, the Prudential Defendants required the cooperation of

Prudential's New York office because, after 4:00 p.m., that office was the only location that

could execute trades. Accordingly, over the course of the Class Period, the Prudential

Defendants sent thousands of late trades by fax to the New York office after 4:00 p.m. ET for

processing. In fact, between January 30, 2001 and August 23, 2003, Prudential's New York-

based mutual fund exchange desk entered at least 1,212 mutual fund transactions after 4:00 p.m.

on behalf of the Druffner Group, alone representing $162,444,725 in trades. At no time,

however, did anyone at Prudential ever question this huge volume of trades or confirm whether

these orders were made before 4:00 p.m. ET.

153. Although this market timing violated Prudential's own internal policies, the firm

expended considerable resources to further the operation rather than prevent the illegal conduct.

Indeed, in 1999, Prudential established an anti-market timing policy in its own mutual funds,

which it prohibited trading in excess of once per quarter or more than four times per year.

Nevertheless, throughout this period, Prudential knowingly facilitated the Prudential Defendants'

market timing in the MFS Funds and other fund complexes.

154. Nor did the transfer of Prudential Securities to Wachovia Securities have an

impact on its facilitation of market timing and late trading. Specifically, in August 2003,

defendant Druffner met with Prudential Securities' President Michael Rice ("Rice") while

attending a due diligence meeting at Wachovia's headquarters in Richmond, Virginia. During this meeting, Rice assured Druffner that "everything was going fine, just keep your head down and wait until the deal closes." Rice further explained that "there is other timing going on at Wachovia and that there should be business, same old business."

155. Additionally, Prudential channeled significant resources to the Druffner Group to further its market timing and late trading in the MFS Funds, as well as numerous other Fund complexes. For example, defendant Shannon instructed the "Wire Room," which transmitted the daily orders, to give the Druffner Group absolute priority over all other groups between 3:00 p.m. and 4:00 p.m. ET each day. This extra attention to the market timing trades often resulted in legitimate customers' trades missing the market-close deadline. Additionally, the Druffner Group received extra staffing when other groups in the office were told that budget constraints would not allow for extra help. In at least one instance, staff was taken away from the other groups in order to have extra support for the market timing and late trading. Similarly, the Druffner Group received extra equipment, like fax machines, to process the late trades. In fact, defendant Vanin gave the Druffner Group his own "branch manager fax machine" located in the administrative manager's office to receive late day orders from clients.

156. The Prudential Defendants' market timing and late trading was further facilitated by the MFS defendants. As documents and testimony revealed, the MFS defendants knew of the Prudential Defendants market timing and late trading, advised them as to which funds they could time, and monitored their trading.

157. In fact, in an April 20, 2000 letter to defendant Druffner, MFS employee Ellen Bradley explained that she had been monitoring the Prudential Defendants' trading and that she

wanted to clarify the market timing arrangements, and listed which MFS funds the Prudential Defendants could freely time. This list included all of the Unrestricted Funds.

158. Both the Prudential Defendants and MFS understood the extent to which their market timing and late trading activities harmed MFS investors. For example, in the Summer 2003, the Prudential Defendants' trading caused major disruption to the MFS Small Mid Cap Growth Fund, which was immediately detected by MFS insiders who monitored the market timing activities. In an August 26, 2002 email entitled "CASH FLOW ALERT – SPME," Tucker Jones of MFS wrote:

> I put $3.3M to work on Friday, how can we possibly run these accounts with close to 20% coming in/out on a daily basis? I'd love some suggestions on how we can be proactive on this because it's happening way too much lately. Thanks.

159. Another MFS employee, Michael Keenan, forwarded Jones's message to Joanne McCormick of Prudential Securities. In turn, McCormick replied that Prudential Securities senior management knew about the disruptive effects of this market timing:

> As we discussed on the phone, Prudential understands that this frequent trading activity has been disruptive to the fund and we are doing everything in our power to clamp down on it. Senior management is well aware of this problem and we are in the midst of gaining approval on a new, stricter market timing policy.

Again, however, as detailed above, despite admitting that their conduct harmed the MFS Funds' investors, the Prudential Defendants continued to engage in and facilitate illegal trading in the MFS Funds.

160. The scheme continued because it was profitable for all involved. For instance, with support from both MFS and Prudential, the Druffner and Peffer Groups profited handsomely from the illegal trading. In fact, the trading was so profitable that the Druffner Group was repeatedly the highest performing broker group in Prudential Securities' Boston office and among the highest nationwide. To motivate other brokers in the Boston office,

defendant Vanin would post a banner each week to boast of the Druffner Group's "success." Furthermore, the MFS defendants profited from the Prudential Defendants' assets placed under management, while knowing that long-term investors were being injured.

iv.   Charles Schwab

161.   Like Prudential, Schwab knowingly facilitated market timers' trades in MFS Funds through the use of its mutual fund "supermarket" clearing platform. Schwab routinely communicated with the MFS defendants about their market timing activities and knew that the trading they facilitated harmed long-term investors.

162.   Schwab's facilitation of market timing was so egregious that it stood out among its peers. In fact, according to MFS internal documents, market timing through the Schwab mutual fund supermarket platform far exceeded other platforms. This was the direct result of Schwab permitting brokers and known market timers to open accounts and freely trade over its platform.

163.   For instance, Schwab established trading rules that were extremely attractive to timers. Unlike other clearing brokers, Schwab did not require a three-day settlement period for cash received in mutual fund trades. This policy resulted in market timers having their cash available almost immediately for the next round of trading. Additionally, Schwab facilitated timing activity by protecting timers' identities. For instance, timers knew that their identity would not be disclosed to fund firms if their individual trades were each under $500,000, although the total value of their trades exceeded that amount.

164.   The MFS defendants admitted to knowing Schwab's practices and recognized that the Schwab Defendants served as "buffer" between MFS and the timing broker, but permitted the illegal trading to continue regardless. Additionally, during the Class Period, Schwab and the MFS defendants knew that the illegal trading that Schwab permitted to be transacted over its

platform was damaging long-term investors. In fact, the two sides had numerous correspondence and telephone conferences regarding the damage being done to investors. However, the illegal trading of the MFS Funds continued via Schwab's platform.

165. Furthermore, Schwab, unlike any other platform broker, provided timers with margin loans on new fund share purchase without waiting the customary 30 days before such loans were granted. Accordingly, timers in the Schwab supermarket had quick access to both cash and financing making it an attractive place to time mutual funds.

v.   Security Trust Company

166. Security Trust Company also facilitated market timing and late trading in numerous mutual fund complexes, including MFS. Security Trust Company was originally established in 1991 by defendant Seeger as Security Investment Management & Trust to engage in securities sales to private custodial accounts. In 1998, however, Security Trust Company's business shifted to serving as a custodian for retirement plans and their third party administrators ("TPAs"). Ultimately, Security Trust Company developed an electronic trading platform that allowed retirement plan participants to trade mutual funds in a single day. The platform relied upon Security Trust Company's access to an interface sponsored by the NSCC that enabled simultaneous trading in thousands of mutual funds through an NSCC subsidiary corporation known as Contribution Clearance & Settlement.

167. Security Trust Company's trade processing involved several steps. First, retirement plan sponsors collected orders for the purchase and sale of mutual fund shares from plan participants during the day and then "shut off" the participants' ability to enter trading orders at 4:00 p.m. ET. Thereafter, by approximately 6:30 p.m. ET, Security Trust Company provided to its TPA clients a filing showing that day's NAV for all mutual funds that can be traded through its platform, including MFS Funds. The TPAs then created a trade file listing the

trades for all plan participants and delivered this file electronically to Security Trust Company by approximately 9:00 p.m. ET. Security Trust Company processed these files through internal, proprietary databases and sent them electronically to NSCC in a single, consolidated file. NSCC then executed and settled the trades with the various mutual funds, and provides confirmations to Security Trust Company that are forwarded to the TPAs.

168. In April 2000, representatives of Canary contacted Seeger regarding Security Trust Company's ability to provide market timing capacity and late trading in various mutual funds, including the MFS Funds. During these discussions, Canary's representatives learned that because of Security Trust Company's trade processing procedures for TPAs, they could submit trades through Security Trust Company as late as 9:00 p.m. ET and still receive that day's NAV for the mutual funds.

169. In May 2000, Canary opened up several accounts at Security Trust Company to test its ability to trade through Security Trust Company's platform. After confirming its ability to trade through Security Trust Company's platform, from May 31, 2000 to July 10, 2003, Canary effected mutual fund trades at Security Trust Company in 397 mutual funds, including the MFS Funds, through 22 master accounts and 136 sub-accounts. Almost 99% of these trades were transmitted through Security Trust Company after 4:00 p.m. ET; and almost 82% were sent to Security Trust Company between 6:00 p.m. and 9:00 p.m. ET. To make the accounting of these trades easier, Security Trust Company set Canary up with an electronic trading system called "Advent," which made the accounting much easier than having manual blotters for the trades.

170. Moreover, throughout the Class Period, the MFS defendants knew that Security Trust was engaged in market timing activities because the two firms had an open dialogue

regarding the trading. For instance, handwritten notes of an MFS employee state that "Security Trust of AZ wants to move NAV purchases in unrestricted funds for timing purposes – wherever we're comfortable." Additionally, MFS insiders had numerous phone conversations with Security Trust regarding the market timing activity. For instance, on February 3 and 4, 2003, Amy Rocco of MFS's trust department memorialized two telephone calls with Tom Healy and Jay Marran of Security Trust indicating that the calls were "regarding the timing." Furthermore, MFS insiders apparently assisted Security Trust in clearing market timing trades through the NSCC platform. Specifically, MFS's records reveal that on February 6, 2003, Amy Rocco spoke with Stephanie Holloway of Security Trust regarding "client service rep on the account where there were isues [sic] with timing was able to do an exchange through the nscc successfully."

vi. J.B. Oxford

171. From at least June 2002 until September 2003, defendant JB Oxford & Company, through its subsidiary, NCC, facilitated over 12,000 late trades by select customers in more than 74 mutual fund families and over 600 mutual funds, including, upon information and belief, MFS mutual funds. Through its participation in the late trading and market timing schemes, defendant NCC realized almost $1 million in proceeds from compensation agreements with its customers who reaped at least $8 million in profits at the expense of ordinary, long-term shareholders.

172. Defendants Lewis and Lin negotiated the agreements by which NCC enabled its customers to engage in late trading activities. Defendant Kibble transmitted and approved transmittal of late trades to the mutual funds. Specifically, in May 2002, Lewis began negotiating NCC's first arrangement with a customer for late trading activities. During the meeting, the customer expressed an interest in late trading, explaining that it was permitted to submit trades to one clearing firm until 7:00 p.m. ET. Following the meeting, Lewis directed

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Kibble to research NCC's cut-off time for mutual fund order entry. Following Kibble's report to Lewis that NCC could submit trades until 6:50 p.m. ET, Lewis responded in an email, "this is great news! I will tell them we need preliminary [orders] during the day and final orders by 6:30 pm EST; and no fee on no load; and we will continue working on getting a later time entry on orders. I will tell them we want $25 MM to start and would like to do more once we show them the great CX we are going to deliver!"

173.   NCC entered into an agreement with this customer, called a mutual fund procedural agreement, that was used as the template for each successive agreement that NCC entered into with future customers. Specifically, the contract provided that: "Each day that Customer intends to engage in mutual fund transactions, Customer shall send via Excel spreadsheet or other mutually acceptable means to JB Oxford a list of proposed transactions before 4:15 p.m. New York time . . . Customer intends to confirm and activate such trade communications via telephone by 4:45 p.m., New York time, which shall be deemed made upon oral or written verification." Defendant Lewis signed the first such agreement on behalf of NCC on May 30, 2002.

174.   Each subsequent agreement entered into by NCC with its customers was virtually identical to the first agreement negotiated and signed by defendant Lewis. The first agreement required the customer to pay NCC 90 basis points (.9%) of assets under management for the right to engage in late trading. Subsequent customers paid 100 basis points (1%) for the ability to late trade. Defendant Lin negotiated additional late trading arrangements with at least four of NCC's customers. As of September 25, 2002, Lin had opened accounts through which late trading was to occur worth over $40 million.

175.   Moreover, through email communications on August 2, 2003 and August 8, 2003, defendant Lewis approved overtime for personnel that was necessary to enter late trades. Thereafter, on September 3, 2003, in response to a suggestion by an employee that the customers submit their trades earlier in the day, Lewis sent an email to Kibble stating, ". . . as a matter of practice, we discussed a 5 pm PACIFIC cut-off for trades, if we want to keep this business, we need to give our clients as much opportunity as possible to make money. We have a strategic advantage in our west coast location; we should not be trying to match NY, but being better on the westcoast [sic]. We have a great opportunity here and I would like a better explanation of why we can't deliver."

4.   The Financier Defendants'
       Participation In The Wrongful Conduct

176.   During the Class Period, market timing and/or late trading constituted a niche-business catered to by investment banks, including defendants JPM, CIBC, Bank of America, Bear Stearns, and CSFB. The investment banking defendants provided market timers and/or late traders with financing specifically designed for this purpose.

177.   In some cases, the mutual fund family permitting the market timing and/or late trading arranged the financing by the investment banks for the market timers and/or late traders. In other cases, the market timers and/or late traders approached the investment banks for financing. Market timers and/or late traders openly discussed with the investment banks the purpose of the loans – to market time and/or late trade mutual funds – and often disclosed such purpose expressly in the financing documents. Loan agreements regularly specified collateral – sometimes fund concentration and market exposure – demonstrating that the investment banks knew they were providing financing to market timers and/or late traders. Many financing

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agreements even required the timers to provide the Financier Defendants with daily reports on their collateral and trading activity and/or open access to such records.

178. Among the market timing financing tools offered by the Financier Defendants were "equity swaps," whereby market timers/late traders were actually allowed to manage accounts in the name of a Financier Defendant pursuant to a written management agreement. The steps taken in a swap agreement were as follows: (i) the bank and the market timer/late trader would enter into a management agreement outlining the market timing and/or late trading, and overall investment objectives; (ii) the bank would open an account and the market timer/late trader would create a subsidiary that was made the manager of the account; (iii) the bank would have a subsidiary, often in London, perform the "swap" with the market timer/late trader; and (iv) the market timer/late trader would pay LIBOR +125-200 basis points to the bank subsidiary, which would pay the market timer/late trader the return on a reference index. For every $1 in collateral provided by the market timer/late trader, the bank would extend up $10 for trading.

D.   Harm To MFS Funds Investors

179. Market timing caused significant harm to ordinary long-term MFS mutual fund investors in a variety of ways. For example, market timing caused "dilution," by not only depriving non-timer MFS mutual fund investors of gains they would otherwise realize on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declines. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV, as calculated on a per share basis, is less than it would have been had the timer not invested in the fund. Conversely, if the timer sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV, as calculated on a per share

basis, lower than it would otherwise have been thus magnifying the losses experienced by other investors in the fund.

180. The harm to MFS mutual fund investors from market timing extends beyond dilution. For example, as detailed above, successful market timing requires repeated, rapid trading of MFS shares with significant amounts of cash which, in turn, dramatically increases transaction costs, such as commissions, on the long-term investors that eat away at returns. Trades necessitated by market timer redemptions can also lead to realization of taxable capital gains, or may result in managers having to sell stock into a falling market which impose costs on the fund's long-term investors.

181. Market timing at MFS also harmed mutual fund investors by forcing portfolio managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers were therefore forced to enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs while at the same time leading to decreased investment performance and additional expenses.

182. Experts estimate that mutual fund investors, including MFS shareholders, have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion per year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. University of South Carolina law

professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion a year from long-term fund shareholders.

183. The MFS defendants knew throughout the Class Period that the market timing and late trading in the MFS Funds caused significant damage to its innocent long-term investors. As detailed below, the MFS defendants knew that "timers, no matter what their strategy, can cause unnecessary trouble to an asset management company." In fact, MFS's public disclosures purported to prohibit market timing, and MFS claimed to police against timing, precisely because of its harmful effects. Furthermore, investigations have uncovered numerous instances in which senior MFS officials were advised that market timers were injuring investors. Each time, the MFS defendants ignored the warnings, and instead permitted the trading to continue.

184. For example, in June 2002, the MFS Emerging Growth Fund was the subject of an "overdraft" caused by timers pulling out too much money too quickly. The overdraft rendered the fund unable to meet its obligations and required it to draw on a line of credit. Defendant Ballen was warned of this disruption, which harmed the fund by having to pay interest on the credit line. Nevertheless, defendant Ballen permitted market timing to continue in that fund until as late as October 2003.

185. Similarly, in April 2003, the Massachusetts Investor Trust Fund was forced to draw on its credit line due to market timers' redemptions. This extraordinary measure was necessary for the fund to meet its obligations; however, long-term investors in the fund were forced to pay the cost of financing the consequences of the market timers' overdraft. On April 17, 2003, before the overdraft occurred, defendant Parke was notified of the large swings in the funds cash flows. Parke did not, however, stop the timing activity.

186. Similarly, in October 2002, MFS's Chief Administrative Officer informed defendant Parke that the MFS Research Fund was being adversely affected by market timing. Specifically, the officer asked that timing no longer be permitted because it was becoming too disruptive to the fund's investment strategy. Despite these warnings, however, MFS, including defendant Parke, allowed timing to continue in the Research Fund during the Class Period.

187. Further, in July 2003, defendant Parke acknowledged the harm caused by market timers, but failed to act. In an internal email to a top-level executive at an MFS subsidiary, Parke wrote: "[t]imers in the Government Mortgage Fund have become an increasingly large problem. The size and frequency has increased. This is adding complexity to the portfolio management process. Can we take this fund off the timer list?" Despite his acknowledgment of the problem, Parke, and other MFS executives, permitted timing in that fund to continue during the Class Period.

188. Also, in July 2003, defendant Ballen admitted the harm caused by market timers. In an email on July 3, 2003, Ballen stated that market timing is "very disruptive in lots of places to the organization and in some cases can harm the performance of the funds due to higher trading costs as the funds buy and sell due to cash changes." In that same email, Ballen acknowledged that market timing was increasing, but he failed to take remedial measures during the Class Period.

E.   The Failure Of The Trustee Defendants

189. ICA requires individual mutual funds to be governed by a Board of Trustees (the "Board"), and further requires, in most cases, that as many as 40% of the members of the Board be independent from and unaffiliated with the investment adviser or its parents, subsidiaries or affiliates. The purpose of this independence requirement is to ensure that the management of the mutual funds is not dominated by the Fund Sponsor/Investment Adviser and that, instead, the

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fund is managed in the best interests of its shareholders. This responsibility not only includes retaining and monitoring the performance of the Investment Adviser and Administrator, but negotiating contracts with these parties and ensuring that the fees paid are reasonable in relation to the services performed. Indeed, the Investment Company Institute ("ICI"), recently described the duties of mutual fund boards:

> Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisors who manage and service their investments.
>
> In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the mutual fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment advisor or management company.

190. Further, Section 15(c) of the ICA provides:

> It [is] the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company.

191. Notably, Ballen and Parke filled dual roles subject to the obligations of ICA §15(c), having acted both as a Trustee of the MFS funds and an officer of MFS, the investment adviser to the MFS Funds. Accordingly, Ballen and Parke were specifically obligated to disclose the market timing and late trading activity at MFS to the Outside Directors, and the Outside Directors were likewise obligated to request such relevant information. Ballen and Parke, however, did not request and/or disclose the relevant information, in violation of the provisions of 15(c) of the ICA.

192. In reality, the Boards of the MFS Funds were dominated throughout the Class Period by MFS and its affiliates, who not only, as a practical matter, controlled the nomination

and appointment process, but also the fees that the purportedly independent trustees earned from serving on the fund boards. Indeed, the Boards of the individual MFS funds did not even accept nominations from shareholders for membership until near the end of the Class Period. Further, the purportedly "independent" trustees, who fulfilled this role in addition to their full-time occupations, served on multiple MFS fund boards, rendering it difficult to oversee the activities of the funds consistent with their fiduciary duties. These trustees were well-compensated for their service. Although these fees were purportedly set by the compensation committee of the board of each individual MFS fund, the compensation levels were actually usually based upon the recommendations of MFS. The fees themselves, however, were paid from deposits within the funds themselves.

193. Throughout the Class Period, the Trustee Defendants failed to adequately protect the interests of the MFS Funds shareholders, to whom they owed duties of care and loyalty. As detailed herein, each of the Trustee Defendants failed to fulfill his or her duties as a director and/or trustee of the MFS Funds by failing to protect the interests of the MFS Funds shareholders by neglecting the market timing and late trading activities that were being marketed, negotiated and permitted by MFS, all to the detriment of the shareholders the trustees were entrusted to protect. Rather, the trustees favored their own interests, in return for compensation received by MFS without adequate consideration of the interests of the MFS Funds investors. The Director and Trustee Defendants also failed to fulfill their duties by neglecting to detect and stop the illicit trading activities that pervaded the MFS Funds throughout the Class Period.

194. In fact, the Trustee Defendants stood to gain financially from deferring to MFS and the MFS defendants. First, they benefited from their commitment and relationship with MFS by serving on multiple boards of various MFS Registrants and MFS Funds. For example,

as reported in *The Wall Street Journal* on March 17, 2004, Lawrence Cohn, the chief of cardiac surgery at Brigham & Women's Hospital in Boston, serves as an independent trustee for all of the MFS Funds. Moreover, the Trustee Defendants earned as much as $115,000 in direct compensation for serving on the board of various MFS Funds.

F. Defendants' Profits From The Unlawful Conduct

1. 12b-1 Fees

195. In 1980, the SEC promulgated Rule 12b-1 under the ICA, which permits an open-end mutual fund to pay expenses in connection with the distribution of its shares, "provided that any payments made by such company . . . are made pursuant to a written plan describing all material aspects of the proposed financing of distribution and that all agreements with any person relating to implementation of the plan are in writing . . ." Rule 12b-1 further requires such a plan to be approved by a majority of the fund shares, as well as a majority of the "independent" directors of the fund. The written plan must include not only the total dollar amount and percentage of average net assets under management used for distribution expenses, but also the manner in which such amount was spent on the following areas: (i) advertising; (ii) printing and mailing of prospectuses; (iii) compensation to underwriters; (iv) compensation to dealers; (v) compensation to sales personnel; and (vi) others uses for which funds were spent. As set forth in its release adopting Rule 12b-1, the SEC reasoned that mutual fund investors would benefit from the use of their funds to expand distribution, since such expenditures would encourage growth in the assets under management which, in turn, would foster economies of scale and ultimately reduce the expenses borne by individual investors.

196. Throughout the Class Period, the Director Defendants authorized, and MFS charged and collected, millions of dollars in Rule 12b-1 marketing and distribution fees. In fact, in furtherance of the market timing and late trading scheme detailed above, MFS charged and

collected 12b-1 fees at an annual rate of 35 basis points (0.35%) of a fund's average daily net assets and were computed on a daily basis and paid monthly.

197. As a direct result of the market timing and late trading activity detailed herein, the percentage of average annual assets under management was significantly increased by the influx of the timing assets into the MFS Funds. In fact, during the Class Period, as much as $2 billion in timing assets were invested throughout the MFS Funds, at any one time, resulting in a substantial increase in the percentage of average annual assets under management. The Director Defendants and MFS did not, however, reduce the 12b-1 fees. Rather, the Director Defendants continued to authorize, and MFS continued to charge and collect, the same, or a greater, percentage of 12b-1 fees.

198. By facilitating the market timing and late trading activities alleged herein, MFS was able to profit substantially from the receipt of increased 12b-1 fees, based upon the inclusion of the market timing cash infusions into the calculation of assets under management. In particular, from 1998 to 2003, MFS was among the top 4 mutual fund families in 12b-1 revenues, earning between $300 million and $585 million annually in revenues from 12b-1 fees charged to its "long-term" category of mutual funds alone. Similarly, between 1998 and 2003, MFS earned between $246 million and $528 million annually in revenues from 12b-1 fees charged to its "equity" category of mutual funds. Moreover, in comparison to its wholesale distribution peers in the "equity" category of funds, during the Class Period, every year from 1998 through 2003, MFS charged between 54 (.54%) up to 91 (.91%) basis points in 12b-1 fees. With these rates, MFS consistently ranked among the top tem highest charging firms among its peers.

2. Advisory and Management Fees

199. Throughout the Class Period, the Director Defendants authorized, and MFS charged and collected, hundreds of millions of dollars in fees for the advisory services provided by MFS to the MFS Funds. The MFS Prospectuses uniformly disclosed that the advisory fees and management fees were charged as a percentage of average annual net assets under management. Specifically, the actual advisory fees charged at an annual rate varied. For instance, the rates charged to the Timed Funds ranged from 33 to 75 basis points (.33% to .75%) of the funds' average daily net assets. The fees were computed and paid monthly.

200. As detailed above, the influx of the illegal market timing and late-trading assets increased the average annual assets under management, thereby increasing the fees authorized by the Director Defendants and charged and collected by MFS. The services provided by MFS on the timing and late-trading assets did not, however, justify the payment of advisory fees on those timing assets. In fact, as further incentive to MFS, the fees collected as a result of the increased assets under management, were collected without any additional advisory services being provided. Moreover, during the Class Period, the asset-weighted total fees (calculated by weighing the total fees charged per fund within the MFS fund complex in correlation to the total assets within each fund) charged, and collected, by MFS in relation to its peer group of wholesale distribution mutual fund families remained among the highest throughout the Class Period.

201. By facilitating the market timing and late trading activities alleged herein, MFS was able to profit substantially from the receipt of increased fees, based upon the inclusion of the cash infusions from the illegal trading into the calculation of assets under management. Additionally, the fees charged by MFS and paid by the MFS Funds investors in the "long-term" category of the MFS Funds ranged from 126 (1.26%) to 132 (1.32%) basis points from 1998 to

2003. Likewise, the fees charged by MFS and paid by the MFS Funds investors in the "equity" category of the MFS Funds were 127 (1.27%) basis points in 1998 and increased to 135 (1.35%) basis points in 2003. As a result of these fees, MFS consistently ranked as one of the most expensive funds families. These fees were computed and paid on a monthly basis. In sum, MFS charged investors in its "long-term" category of funds in excess of $5.8 billion in total fees from 1998 to 2003.

202. In particular, from 1998 to 2003, MFS's revenue from fees ranged between $678 million and $1.27 billion annually from fees charged to its "long-term" category of mutual funds alone. Moreover, in comparison to its wholesale distribution peers within the mutual fund industry during the Class Period, MFS ranked among the most expensive funds in both the "equity" and "long-term" categories.

203. As detailed above, by facilitating the market timing and late trading activities alleged herein, MFS profited substantially from the receipt of increased management fees, based upon the inclusion of the cash infusions from the timing assets into the calculation of assets under management.

3. Directed Brokerage And Shelf Space Payments To Broker Dealers

204. Because MFS earned higher fees as a result of market timers' contribution of assets under management, MFS had the financial resources to pay broker-dealers for preferential treatment in marketing the funds to ordinary investors. In turn, the investors that the broker-dealers steered to the MFS Funds as a result of MFS's payments to broker-dealers further increased MFS's assets under management. Simply put, by opening its doors to billions of dollars in market timers' money that boosted assets under management, the MFS defendants had more money to pay broker-dealers for marketing, distribution, and shelf space arrangements.

These payments also furthered MFS's relationship with broker-dealers and were in addition to the 12b-1 fees, distribution fees, various sales charges and commissions, dealer concessions, shareholder servicing payments, and payments for services that MFS also paid to these broker-dealers.

205. Specifically, from January 2000 to November 2003, the MFS defendants entered into written and oral agreements to make payments to over 100 broker dealers, including defendants Salomon Smith Barney and Morgan Stanley Dean Witter, in exchange for the brokers promoting the MFS funds to their clients. In turn, the brokers steered their clients, including the market timers, into the MFS Funds because they were receiving these payments, and not necessarily because the investments were in their client's best interest. These arrangements resulted in additional assets being deposited in the MFS Funds and higher fees being paid to MFS. Ultimately, the additional assets under management contributed by the market timing and late trading made these payments possible. These express agreements between MFS and the broker-dealers, known at MFS as "Strategic Alliances," violated the securities laws, the defendants' fiduciary duties, and MFS's stated policies. MFS's Strategic Alliances were the flipside of unlawful arrangements such as Smith Barney's Strategic Partners Program described in detail above. On March 31, 2004, the SEC filed a cease and desist order against MFS ordering it to cease from continuing these illegal practices.

206. For example, the MFS defendants used the additional assets under management contributed by the market timers to pay commissions to the broker-dealers in excess of the cost of trade execution alone. The portion of the commissions in excess of the cost of trade execution is known as "soft dollars." For example, MFS could have executed trades at $0.03 per share.

Instead, MFS chose to pay its Strategic Alliance partners $0.05 per share, with the additional $0.02 per share (i.e., the soft dollars) used as a payoff to the broker-dealers for shelf space.

207.   While soft dollar payments are permitted in limited circumstances, MFS's payments were improper. Specifically, a mutual fund may use soft dollars to pay only for "brokerage and research services" that are services in addition to trade execution. This practice is permitted under Section 28(e) of the Exchange Act, which provides that a mutual fund investment advisor may cause the mutual fund to:

> pay a member of an exchange, broker, or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of an exchange, broker, or dealer would have charged for effecting that transaction, *if such person determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such member,* broker, or dealer, viewed in terms of either that particular transaction or [the adviser's] overall responsibilities with respect to the accounts. . . .

15 U.S.C. § 28(e) (2004) (emphasis added).

208.   These payments can not be made as a pay off for shelf space, as was the case at MFS. Specifically, MFS gained from the improper use of soft dollars in at least two ways. First, the broker dealer would give MFS's Funds prominence over other fund complexes, or shelf space, among the broker-dealers' offerings. Countless investors were steered by these broker-dealers to the MFS funds, resulting in increased assets under management at MFS and higher investment management fees. Second, the cost of gaining this marketing advantage was free for MFS. That is, there was an additional benefit to using soft dollars rather than cash, or "hard dollars." Soft dollars are paid from commissions that come out of the funds' assets (i.e., the investors' assets). In contrast, if MFD paid for the purported "brokerage and research services" separately, it would have had to pay cash out of its assets, not the funds'.

209. The use of soft dollars for this purpose furthered MFS's interests, while conflicting with the best interest of investors. In fact, MFS directed the use of soft dollars in order to reduce MFD's expenses, while causing investors' expenses to rise. This direction was documented. In fact, to manage the Strategic Alliances, certain MFS employees drafted guidelines regarding how the arrangements should be negotiated. The draft guidelines stated that "[i]t is incumbent on [the employee] to negotiate the best deal for MFS. Usually this means trying to cover as many costs through soft dollars as possible rather than have MFS or MFD payout of their own pockets."

210. These Strategic Alliance payments would typically range from 15 to 25 basis points (.15% to .25%) paid to the broker-dealer on mutual fund gross sales. In order to incentivize broker-dealers to advise their clients to maintain their investments in the MFS Funds, MFS also used soft dollars to pay the broker-dealers 3 to 20 basis points (.03% to .20%) on mutual fund assets held by the broker-dealer's clients for over one year. MFS intended that these payments would lead broker-dealers to advise clients to maintain their holding in the MFS funds despite poor market performance. Additionally, MFS paid 1.5 times the fee in soft dollars to a broker-dealer that would be paid in hard dollars in order to satisfy the same obligation. These payments were possible because of the additional assets under management deposited by market timers.

211. Moreover, MFS's use of the market timers' assets to pay soft dollars for shelf space contradicted its uniformly stated disclosures and violated MFS's written guidelines regarding soft dollars. Since 1997, MFS has had written guidelines governing the use of soft dollars, which required that at all times the allocation of trades must be consistent with achieving the best execution, not MFS's self interest. Furthermore, the guidelines required that MFD was

prohibited from entering "into any contract, letter agreements or oral agreements with respect to soft dollars and directed brokerage arrangements" or any directed brokerage arrangement that could imply a binding agreement to direct commissions or any "non-binding targets for the direction of portfolio transactions in any way which would state or imply that such targets are binding or are being used to offset [MFD's] legal or contractual obligations."

212.   In violation of these rules, MFS entered into at least two written agreements and many explicit oral agreements to satisfy Strategic Alliance obligations.   Moreover, MFD employees considered Strategic Alliance allocations to be binding obligations, and they would refer to allocations of commissions as "obligations," "commitments," or amounts "due" or "owed." Also according to the SEC, MFD's obligation to pay brokerage commissions under the Strategic Alliance agreement were so formalized that some broker-dealers would send invoices for payment.

V.   CLASS ALLEGATIONS

213.   Lead Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and 23(b)(3) on behalf of all persons and entities who purchased and/or held shares in any mutual fund in the MFS fund family adversely affected by market timing and/or late trading that was advised by MFS during the period from December 15, 1998 to December 8, 2003. Excluded from the Class are defendants, members of their immediate families and their legal representatives, parents, affiliates, heirs, successors or assigns, the family members of the MFS Individual Defendants and any entity in which defendants have or had a controlling interest, and any other person who engaged in the unlawful conduct described herein (the "Excluded Persons").   Also excluded are any officers, directors, or trustees of the Excluded Persons, and all trustees and portfolio managers of the Funds.

214. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Lead Plaintiff at the present time and can only be ascertained from books and records maintained by MFS and/or its agent(s), Lead Plaintiff believes that Class members number in the hundreds of thousands.

215. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a.   whether federal, state and/or common law was violated by defendants' acts and omissions as alleged herein;

b.   whether the registration statements and prospectuses set forth in Appendix B, annexed hereto, contained substantially the same misstatements of material fact or omitted to state substantially the same material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

c.   whether defendants breached their fiduciary duties to Lead Plaintiff and the members of the Class; and

d.   whether Lead Plaintiff and the other members of the Class have sustained damages and, if so, the appropriate measure thereof.

216. Lead Plaintiff will fairly and adequately represent and protect the interests of the members of the Class. Lead Plaintiff has retained competent counsel experienced in class and securities litigation and intends to prosecute this action vigorously. Lead Plaintiff is a member of the Class and does not have interests antagonistic to, or in conflict with, the other members of the Class.

217. Lead Plaintiff's claims are typical of the claims of the members of the Class. Lead Plaintiff and all members of the Class purchased and/or held shares in any mutual fund in the MFS fund family adversely affected by market timing and/or late trading that was advised by MFS, and have sustained damages arising out of the uniform course of wrongful conduct alleged herein.

218. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Since the damages suffered by individual class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for the Class members individually to seek redress for the wrongful conduct alleged. Lead Plaintiff knows of no difficulty that will be encountered in the management of this litigation that would preclude its maintenance as a class action.

VI. CAUSES OF ACTION

COUNT I

Against Defendants Massachusetts Investor Trust, Massachusetts Investor
Growth Stock Fund, MFS Government Securities Fund, MFS Series Trust I,
MFS Series Trust II, MFS Series Trust IV, MFS Series Trust V, MFS
Series Trust IX, MFS Series Trust X, MFD, Ballen, And Parke
For Violations Of § 11 Of The Securities Act

219. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

220. This claim is brought pursuant to Section 11 of the Securities Act (15 U.S.C. § 77k) against defendants Massachusetts Investor Trust, Massachusetts Investor Growth Stock Fund, MFS Government Securities Fund, MFS Series Trust I, MFS Series Trust II, MFS Series

Trust IV, MFS Series Trust V, MFS Series Trust IX, MFS Series Trust X, MFD, Ballen, and Parke.

221.   The defendants named in this Court violated Section 11 of the Securities Act in that the registration statements and prospectuses issued for the MFS Funds contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading.   The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a)   that defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs and thereby reduced the MFS Funds' actual performance; and

(b)   that, pursuant to these unlawful agreements, defendants benefited financially at the expense of the MFS Fund investors.

222.   The defendants named in this Count issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the MFS Prospectuses.

223.   The defendants named in this Count, and each of them, had the duty of investigating the information contained in the MFS Prospectuses before the dissemination to MFS Fund shareholders, and failed to satisfy that duty. The defendants named in this Count, and each of them, owed to the MFS Fund shareholders, included Lead Plaintiff and the Class, the duty to ensure that the statements contained in the MFS Prospectuses were true and complete and that there was no omission to state material facts required to be stated in order to make the

statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the prospectuses, as herein alleged, defendants, and each of them, are liable to Lead Plaintiffs and the Class.

224. Prior to purchasing and/or reinvesting in MFS Fund shares, Lead Plaintiff and Class members were provided with the appropriate prospectuses, without the knowledge of the untruths and/or omissions contained herein. Lead Plaintiff and Class members purchased and/or reinvested in the shares of the MFS Funds traceable to the false and misleading prospectuses.

225. As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the prospectuses, Lead Plaintiff and the Class suffered substantial damages. The true value of the MFS Funds during the Class Period was less than the NAV paid by plaintiffs in the Class due to defendants' violations.

226. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the MFS Funds shares traceable to the defective prospectuses, Lead Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

COUNT II

Against Defendants Massachusetts Investor Trust, Massachusetts Investor Growth Stock Fund, MFS Government Securities Fund, MFS Series Trust I, MFS Series Trust II, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust IX, MFS Series Trust X, And MFD For Violations Of § 12(a)(2) Of The Securities Act

227. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

228. This claim is brought pursuant to Section 12(a)(2) of the Securities Act against defendants Massachusetts Investor Trust, Massachusetts Investor Growth Stock Fund, MFS Government Securities Fund, MFS Series Trust I, MFS Series Trust II, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust IX, MFS Series Trust X, And MFD For Violations Of § 12(A)(2) Of The Securities Act. Lead Plaintiff does not assert that the defendants named in this Count are liable for fraudulent or intentional conduct.

229. Each of the defendants named in this Count was a seller of a security, specifically MFS mutual funds sold pursuant to the MFS Prospectuses.

230. By means of the MFS Prospectuses, the registrant defendants sold the MFS mutual funds to Lead Plaintiff and the members of the Class. Each of the defendants' named in this Count actions of solicitation consisted primarily of the preparation and dissemination of the MFS Prospectuses.

231. The MFS mutual funds sold pursuant to the MFS Prospectuses by defendants named in this Count were sold through the use of interstate communication, the use of interstate commerce, and the use of the United States mail.

232. The MFS mutual funds were sold through the use of the MFS Prospectuses which contained untrue statements of material fact or omitted to state material facts necessary in order to make the statements made not misleading.

233. The defendants named in this Count cannot prove that they did not know or, in the exercise of reasonable care, could not have known of the untruth or omission described in the preceding paragraphs.

234. By reason of the conduct alleged herein, each defendant violated Section 12(a)(2) of the Securities Act. As a direct and proximate result of defendants' conduct, Lead Plaintiff and

the other members of the Class suffered substantial damage in connection with the purchase of MFS mutual funds, and are entitled to rescission.

COUNT III

Against The Sun Life Defendants And
Defendants MFS, Ballen, And Parke
For Violations Of § 15 Of The Securities Act

235.   Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

236.   This claim is brought pursuant to Section 15 of the Securities Act Against The Sun Life Defendants and Defendants MFS, Ballen, and Parke as control persons of Massachusetts Investor Trust, Massachusetts Investor Growth Stock Fund, MFS Government Securities Fund, MFS Series Trust I, MFS Series Trust II, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust IX, MFS Series Trust X, and MFD. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Prospectuses, public filings, press releases and other publications are the collective actions of The Sun Life Defendants and Defendants MFS, Ballen, and Parke.

237.   The Registrants are each liable under Sections 11 and 12(a)(2) of the Securities act as set forth herein.

238.   The Sun Life Defendants and Defendants MFS, Ballen, and Parke were "control persons" of the registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds. The Sun Life Defendants and Defendants MFS, Ballen, and Parke directly and indirectly, had the power and authority, and

exercised the same, to cause Massachusetts Investor Trust, Massachusetts Investor Growth Stock Fund, MFS Government Securities Fund, MFS Series Trust I, MFS Series Trust II, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust IX, MFS Series Trust X, and MFD to engage in the wrongful conduct complained of herein. The Sun Life Defendants and Defendants MFS, Ballen, and Parke issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

239.   Pursuant to Section 15 of the Securities Act, by reason of the foregoing, The Sun Life Defendants and Defendants MFS, Ballen, and Parke are liable to plaintiffs to the same extent as are Massachusetts Investor Trust, Massachusetts Investor Growth Stock Fund, MFS Government Securities Fund, MFS Series Trust I, MFS Series Trust II, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust IX, MFS Series Trust X, and MFD for their primary violations of Sections 11 and 12(a)(2) of the Securities Act.

240.   By virtue of the foregoing, Lead Plaintiff and other Class members are entitled to damages against The Sun Life Defendants and Defendants MFS, Ballen, and Parke.

COUNT IV

Against All Defendants
For Violations Of § 10(b) Of The Exchange
Act And Rule 10b-5 Promulgated Thereunder

241.   Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

242.   This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against all defendants on behalf of all persons who purchased shares in any mutual fund in the MFS fund family adversely affected by market timing and/or late trading that was advised by MFS during the period from December 15, 1998 to December 8, 2003.

243.   During the Class Period, each of the defendants named herein carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Class members, as alleged herein, and caused Lead Plaintiff and other members of the Class to purchase MFS Funds shares or interests at distorted prices that they would not have paid had they known of the unlawful conduct alleged herein. In addition, in connection with the unlawful purchases and sales of securities described above, members of the Class suffered damages from, among other things, the dilution of their investment in the MFS mutual funds. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

244.   Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the MFS Funds' securities, including Lead Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated MFS Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

245.   Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the MFS Funds' operations, as specified herein.

246. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and members of the Class.

247. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

248. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of MFS Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the MFS defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of materially adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Lead Plaintiff and the other members of the Class acquired the shares or interests in the MFS Funds during the Class Period at distorted prices and were damaged thereby.

249. At the time of said misrepresentations and omissions, Lead Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Lead Plaintiff and other members of the Class and the marketplace known of the truth concerning the MFS Funds' operations, which were not disclosed by defendants, Lead Plaintiff and other

members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

250. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

COUNT V

Against All Defendants For Violations Of § 10(b) Of
The Exchange Act And Rule 10b-5 Promulgated Thereunder

251. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

252. This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against all defendants on behalf of all persons who held shares in any mutual fund in the MFS fund family adversely affected by market timing and/or late trading that was advised by MFS during the period from December 15, 1998 to December 8, 2003.

253. During the Class Period, each of the defendants named herein carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Class members, as alleged herein, and caused Lead Plaintiff and other members of the Class to hold MFS Funds shares or interests. In connection with the unlawful purchases and sales of MFS Funds by the market timers and late traders described above, members of the Class suffered damages from, among other things, the dilution of their investment in the MFS mutual funds. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

254.   Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the holders of the MFS Funds' securities, including Lead Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated MFS Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

255.   Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the MFS Funds' operations, as specified herein.

256.   Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and members of the Class.

257.   Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

258.   Lead Plaintiff and the other members of the Class were also damaged by virtue of their status as holders of the various mutual funds in the MFS fund family adversely affected by market timing and/or late trading that was advised by the MFS Advisers. In connection with the unlawful purchases and sales of securities by market timers and late traders, as alleged herein, Lead Plaintiff and the other members of the Class suffered substantial damages, including but not limited to the dilution of the value of their investment stemming from the activity of the market timers and late traders. But for these unlawful purchases and sales, Lead Plaintiff and the other members of the Class would not have suffered damages from the dilution of their investment alleged herein.

259.   By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.


COUNT VI

Against The Sun Life Defendants and
Defendants MFS, Ballen, And Parke
For Violations Of § 20(a) Of The Exchange Act


260.   Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

261.   This claim is brought pursuant to Section 20(a) of the Exchange Act (15 U.S.C. § 78t) against The Sun Life Defendants and Defendants MFS, Ballen, and Parke.

262.   The defendants named herein acted as controlling persons of the MFS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the MFS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the defendants named in this Count each had the power to influence and control and did influence and control, directly or

indirectly, the decision making and actions of the MFS Funds, including the content and dissemination of the various statements which Lead Plaintiff contends are false and misleading. MFS had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

263.   In particular, each of the defendants names herein had direct and supervisory involvement in the operations of the MFS Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

264.   As set forth above, each of the defendants violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, the defendants named in this Count are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Lead Plaintiff and other members of the Class suffered damages in connection with the purchase or holding of MFS Funds during the Class Period.

<u>VIOLATIONS OF THE INVESTMENT COMPANY ACT OF 1940</u>

<u>COUNT VII</u>

Against Defendants Massachusetts Investor Trust,
Massachusetts Investor Growth Stock Fund, MFS
Government Securities Fund, MFS Series Trust I, MFS
Series Trust II, MFS Series Trust IV, MFS Series Trust V,
MFS Series Trust IX, MFS Series Trust X, MFS, Ballen, And
<u>Parke For Violations Of § 34(b) Of The Investment Company Act</u>

265.   Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

266.   This claim is brought pursuant to Sections 34(b) of the ICA (15 U.S.C. § 80a 33(b)) against defendants Massachusetts Investor Trust, Massachusetts Investor Growth Stock

Fund, MFS Government Securities Fund, MFS Series Trust I, MFS Series Trust II, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust IX, MFS Series Trust X, MFS, Ballen, and Parke.

267. Under Section 34(b) of the ICA, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) of the ICA (15 U.S.C. § 80a 30(a)). It is also unlawful for any person so filing, transmitting, or keeping any such document, to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

268. Defendants made untrue statements of a material fact in its registration statement, application, report, account, record and/or other document filed or transmitted pursuant to this title, or the keeping of which is required pursuant to section 31(a) of the ICA (15 U.S.C. § 80a 30(a)).

269. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct and violations.

COUNT VIII

Against Defendants MFS, MFD, Ballen, And Parke
For Violations Of § 36(a) Of The Investment Company Act

270. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

271. This claim is brought pursuant to Section 36(a) of the ICA (15 U.S.C. § 80a 35(a)), against defendants MFS, MFD, Ballen, and Parke.

88

272. Under Section 36(a), the defendants named in this Count are deemed to owe fiduciary duties to Lead Plaintiff and other Class members and are prohibited from engaging in misconduct with respect to the MFS funds.

273. The defendants named in this Count devised and participated in a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing of MFS mutual funds throughout the Class Period, solely for their own benefit and to the detriment of Lead Plaintiff and the Class, in violation of their fiduciary duties to Lead Plaintiff and other Class members. Defendants further failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of MFS mutual funds.

274. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and violations.


COUNT IX

Against Defendants Massachusetts Investor Trust,
Massachusetts Investor Growth Stock Fund,
MFS Government Securities Fund, MFS Series
Trust I, MFS Series Trust II, MFS Series Trust IV,
MFS Series Trust V, MFS Series Trust IX,
MFS Series Trust X, MFS, MFD, And MFSSC
For Violations Of § 36(b) Of The Investment Company Act


275. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

276. This claim is brought pursuant to Section 36(b) of the ICA (15 U.S.C. § 80a 35(b)) against defendants Massachusetts Investor Trust, Massachusetts Investor Growth Stock Fund, MFS Government Securities Fund, MFS Series Trust I, MFS Series Trust II, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust IX, MFS Series Trust X, MFS, MFD, AND MFSC.

277. Under Section 36(b) of the ICA, the defendants named in this Count are deemed to owe a fiduciary duty to Lead Plaintiff and other Class members with respect to the receipt of fees and compensation that defendants received for services of a material nature.

278. Defendants devised and implemented a scheme to obtain substantial and improper fees and other income for themselves and their affiliates by allowing others to engage in timing and/or late trading of MFS Funds throughout the Class Period and in violation of their fiduciary duties to Lead Plaintiff and other Class members. The defendants named in this Count failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of the MFS Funds. Moreover, the investment advisory contract between MFS and the MFS Funds was not the product of arm's-length bargaining and the fees charged under the contract did not bear a reasonable relationship to the services rendered under it, especially with respect to MFS's participation in market timing and late trading activities.

279. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and improper fees.

COUNT X

Against The Sun Life Defendants And
Defendants MFS, Ballen, And Parke For
Violations Of § 48(a) Of The Investment Company Act

280. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

281. This claim is brought pursuant to Section 48(a) of the ICA (15 U.S.C. § 80a 47) against The Sun Life Defendants and Defendants MFS, Ballen, and Parke.

282. Under Section 48(a) of the ICA, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

283. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing and/or late trading of MFS Funds throughout the Class Period and in violation of their fiduciary duties to Lead Plaintiff and other Class members. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of the MFS Funds.

284. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct and improper fees.

VIOLATIONS OF STATE AND COMMON LAW

COUNT XI

Against Defendants The Sun Life Defendants And
Defendants Massachusetts Investor Trust, Massachusetts
Investor Growth Stock Fund, MFS Government Securities
Fund, MFS Series Trust I, MFS Series Trust II, MFS Series
Trust IV, MFS Series Trust V, MFS Series Trust IX, MFS
Series Trust X, MFS, MFD, And MFSSC, Ballen, And Parke
For Breach Of Fiduciary Duty/Constructive Fraud

285. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

286. Defendants named in this count owed fiduciary duties to Lead Plaintiff and the Class to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the MFS family of funds. As a part of their fiduciary duties to Lead Plaintiff and the Class, defendants named in this count also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing and late trading were complete and accurate, and to ensure that actions were taken to protect long-term holders of mutual fund shares in the MFS family of funds from damage caused to their investments from market timing and late trading.

287.   Defendants named in this count intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed and/or late trading in the MFS family of funds, by misrepresenting and concealing the existence of such market timing and late trading, and by placing their own financial interests above those of Lead Plaintiff and members of the Class.

288.   Defendants named in this count breached their fiduciary duties to Lead Plaintiff and the Class, tended to deceive, violated public and private confidence and injured public interests.

289.   Lead Plaintiff and members of the Class suffered injury as a result of defendants conduct in the form of following, *inter alia*: increased transaction costs and expenses; reduced investment performance; and, Lead Plaintiff and members of the Class paid a higher price for MFS mutual fund shares than they would have paid had the mutual funds been priced accurately to reflect the dilution of profits and increased costs and expenses that were caused by the breaches of duty by defendants alleged herein.

290.   Defendants' breaches of their fiduciary duties proximately caused the damages suffered by Lead Plaintiff and the Class.

COUNT XII

Against All Defendants For Aiding And Abetting Breach Of Fiduciary Duty

291.   Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

292.   As alleged above, the defendants named in Count XI owed a fiduciary duty to Lead Plaintiff and members of the Class. That duty was breached when those defendants permitted favored investors to late trade and/or market time in the MFS family of funds.

293.   Defendants named in this count knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted the defendants named in Count XI above in the breach of their fiduciary duties.

294.   As a result of Defendants' aiding and abetting of the breaches of fiduciary duty, Lead Plaintiff and members of the Class suffered damages.

COUNT XIII

Against All Defendants For Unjust Enrichment

295.   Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

296.   Lead Plaintiff and members of the Class conferred a benefit on the defendants named in this Count. Defendants derived management fees and other benefits and were otherwise unjustly enriched from transactions connected with the MFS family of funds, to the detriment of Lead Plaintiff and members of the Class.

297.   Defendants' enrichment is directly and causally related to the detriment of Lead Plaintiff and members of the Class.

298.   The benefit was accepted by Defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, defendants named in this Count, *inter alia*, breached their fiduciary duties to Lead Plaintiff and members of the Class and therefore defendants named in this Count are not justified to retain the benefits conferred upon them.

299.   As a result of all of the defendants' conduct, Lead Plaintiff and members of the Class suffered damages.

300.   There is no adequate remedy at law to compensate for the injuries of Lead Plaintiff and members of the Class.

VII. PRAYER FOR RELIEF

WHEREFORE, Lead Plaintiff, on behalf of itself and the members of the Class, prays for judgment as follows:

1. Declaring this action to be a proper class action maintainable pursuant to Rule 23 of the Federal Rules of Civil Procedure and declaring Lead Plaintiff to be a proper Class Representative;

2. Awarding Lead Plaintiff and the other members of the Class compensatory damages as a result of the wrongs alleged herein, including interest thereon;

3. Awarding Lead Plaintiff and the other members of the Class their costs and expenses in this litigation, including reasonable attorneys' fees and experts' fees and other costs and disbursements; and

4. Granting Lead Plaintiff and the other members of the Class such other and further relief as the Court may deem just and proper.

VIII. JURY TRIAL DEMANDED

Lead Plaintiff demands a trial by jury of all issues so triable.

Dated: September 29, 2004

BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP

_____/s/_____
ALAN SCHULMAN
ROBERT S. GANS
TIMOTHY A. DeLANGE
JERALD D. BIEN-WILLNER
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323
        -and-
J. ERIK SANDSTEDT
JOSEPH A. FONTI
1285 Avenue of the Americas
New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444
Lead Counsel

Dated: September 29, 2004

TYDINGS & ROSENBERG LLP

_____/s/_____
WILLIAM C. SAMMONS, Fed Bar No. 02366
JOHN B. ISBISTER, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460
Liaison Counsel

95

CERTIFICATE OF SERVICE

I, Alan Schulman, do hereby certify that on this 30th day of September 2004, a true and correct copy of ***CONSOLIDATED AMENDED CLASS ACTION COMPLAINT*** was electronically filed in this case on September 30, 2004, and was served on counsel of record via electronic mail in Portable Document File ("PDF") in accordance with Fed. R. Civ. P. 5(b).


/s/
_____

ALAN SCHULMAN


APPENDIX A

APPENDIX A

New Defendants

Banc of America Securities LLC
Bank of America Corporation
Bear Stearns & Co., Inc.
Bear Stearns Securities Corp.
Canadian Imperial Bank of Commerce
Canadian Imperial Holdings, Inc.
Canary Capital Partners, LLC
Canary Capital Partners, Ltd.
Canary Investment Management, LLC
Charles Schwab & Co.
Citigroup Global Markets Holdings Inc.
Citigroup, Inc.
Credit Suisse First Boston (USA) Inc.
Daniel G. Calugar
Edward J. Stern
Grant Seeger
James G. Lewis
James Y. Lin
JB Oxford Holdings, Inc.
John Peffer
John W. Ballen
JP Morgan Chase and Co.
Justin Ficken
Kevin R. Parke
Kraig L. Kibble
Marc C. Bilotti
Martin Druffner
Massachusetts Investors Growth Stock Fund
MFS Fund Distributors
MFS Series Trust
MFS Service Center, Inc.
Michael Grady
Michael Vanin
Morgan Stanley Dean Witter
National Clearing Corporation
Paul A. Flynn
Prudential Financial, Inc.
Prudential Securities, Inc.
Robert Shannon
Ryan Goldberg
Salomon Smith Barney, Inc.
Security Brokerage, Inc.

Security Trust Company, N.A.
Skifter Ajro
Sun Life Assurance Company of Canada
Sun Life Financial (U.S.) Investments LLC
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.
Theodore C. Sihpol, III
Trout Trading Management Co.
Wachovia Corporation
Wachovia Securities, LLC
Wilshire Associates Incorporated

Previously Named Defendants Not Named Herein

MFS Series Trust III
MFS Series Trust VI
MFS Series Trust VII
MFS Series Trust VIII
MFS Series Trust X
MFS Series XI
MFS Capital Opportunities Fund
MFS Core Growth Fund
MFS Emerging Growth Fund
MFS Large Cap Growth Fund
MFS Managed Sectors Fund
MFS Mid Cap Growth Fund
MFS New Discovery Fund
MFS New Endeavor Fund
MFS Research Fund
MFS Strategic Growth Fund
MFS Technology Fund
MFS Mid Cap Value Fund
MFS Research Growth And Income Fund
MFS Total Return Fund
MFS Union Standard Equity Fund
MFS Utilities Fund
MFS Value Fund
MFS Aggressive Growth Allocation Fund
MFS Conservative Allocation Fund
MFS Moderate Allocation Fund
MFS Bond Fund
MFS Emerging Markets Debt Fund
MFS Government Limited Maturity Fund
MFS Government Mortgage Fund
MFS High Income Fund
MFS High Yield Opportunities Fund
MFS Intermediate Investment Grade Bond Fund

3

Massachusetts Investors Growth Stock
MFS Limited Maturity Fund
MFS Research Bond Fund
MFS Strategic Income Fund
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund
MFS Massachusetts Municipal Bond Fund
MFS Municipal Bond Fund
MFS Municipal Limited Maturity Fund
MFS New York Municipal Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund
MFS Emerging Markets Equity Fund
MFS Global Equity Fund
MFS Global Growth Fund
MFS Global Total Return Fund
MFS International Growth Fund
MFS International New Discovery Fund
MFS International Value Fund
MFS Research International Fund

APPENDIX B

APPENDIX B

MFS FUNDS SEC FILINGS

<u>MASSACHUSETTS INVESTORS TRUST</u>

DOCUMENT	FILING DATE
Registration Statement, Post Effective Amendment No. 75 (including all other filings incorporated therein by reference)	April 30, 1998, effective on April 30, 1998
Registration Statement, Post Effective Amendment No. 76 (including all other filings incorporated therein by reference)	February 26, 1999, effective on April, 30,1999
Registration Statement, Post Effective Amendment No. 77 (including all other filings incorporated therein by reference)	October 29, 1999, effective 60 days after filing
Registration Statement, Post Effective Amendment No. 78 (including all other filings incorporated therein by reference)	April 28, 2000, effective on April 29, 2000
Registration Statement, Post Effective Amendment No. 79 (including all other filings incorporated therein by reference)	March 1, 2001, effective April 30, 2001
Registration Statement, Post Effective Amendment No. 80 (including all other filings incorporated therein by reference)	April 30, 2002, effective on April 30, 2002
Registration Statement, Post Effective Amendment No. 81 (including all other filings incorporated therein by reference)	July 30, 2002, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 82 (including all other filings incorporated therein by reference)	December 23, 2002, effective on December 24, 2002
Registration Statement, Post Effective Amendment No. 83 (including all other filings incorporated therein by reference)	April 30, 2003, effective on April 30, 2003

APPENDIX B

MFS FUNDS SEC FILINGS

Registration Statement, Post Effective Amendment No. 84 (including all other filings incorporated therein by reference)	October 30, 2003, effective on October 31, 2003
Registration Statement, Post Effective Amendment No. 75 (including all other filings incorporated therein by reference)	March 28, 2003, effective on March 30, 2003

MASSACHUSETTS INVESTORS GROWTH STOCK FUND

DOCUMENT	FILING DATE
Registration Statement, Post Effective Amendment No. 65 (including all other filings incorporated therein by reference)	March 30, 1998, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 66 (including all other filings incorporated therein by reference)	January 28, 1999, effective on March, 30,1999
Registration Statement, Post Effective Amendment No. 67 (including all other filings incorporated therein by reference)	March 29, 2000, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 68 (including all other filings incorporated therein by reference)	September 21, 2000, effective 60 days after filing
Registration Statement, Post Effective Amendment No. 69 (including all other filings incorporated therein by reference)	March 30, 2001, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 70 (including all other filings incorporated therein by reference)	March 26, 2002, effective on March 30, 2002
Registration Statement, Post Effective Amendment No. 71 (including all other filings incorporated therein by reference)	April 05, 2002, effective 60 days after filing

MFS FUNDS SEC FILINGS

Registration Statement, Post Effective Amendment No. 72 (including all other filings incorporated therein by reference)	June 04, 2002, effective on July 05, 2002
Registration Statement, Post Effective Amendment No. 73 (including all other filings incorporated therein by reference)	June 11, 2002, effective 60 days after filing
Registration Statement, Post Effective Amendment No. 74 (including all other filings incorporated therein by reference)	December 23, 2002, effective on December 24, 2002
Registration Statement, Post Effective Amendment No. 75 (including all other filings incorporated therein by reference)	March 28, 2003, effective on March 30, 2003
Registration Statement, Post Effective Amendment No. 76 (including all other filings incorporated therein by reference)	October 30, 2003, effective on October 31, 2003

MFS GOVERNMENT SECURITIES FUND

DOCUMENT	FILING DATE
Registration Statement, Post-Effective Amendment No. 22 (including all other filings incorporated therein by reference)	June 25, 1998 effective on June 28, 1998
Registration Statement, Post-Effective Amendment No. 23 (including all other filings incorporated therein by reference)	April 29, 1999 effective on June 28, 1999
Registration Statement, Post-Effective Amendment No. 24 (including all other filings incorporated therein by reference)	June 28, 2000, effective on June 28, 2000
Registration Statement, Post Effective Amendment No. 25 (including all other filings incorporated therein by reference)	June 28, 2001, effective on June 28, 2001

MFS FUNDS SEC FILINGS

Registration Statement, Post Effective Amendment No. 26 (including all other filings incorporated therein by reference)	June 25, 2002, effective on June 28, 2002
Registration Statement, Post Effective Amendment No. 27 (including all other filings incorporated therein by reference)	July 30, 2002, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 28 (including all other filings incorporated therein by reference)	December 23, 2002, effective on December 24, 2002
Registration Statement, Post Effective Amendment No. 29 (including all other filings incorporated therein by reference)	June 27, 2003, effective on June 27, 2003
Registration Statement, Post Effective Amendment No. 30 (including all other filings incorporated therein by reference)	August 1, 2003, effective on September 30, 2003

MFS SERIES TRUST I

MFS Value Fund

DOCUMENT	FILING DATE
Registration Statement, Post-Effective Amendment No. 33 (including all other filings incorporated therein by reference)	November 30, 1998, effective on December 29, 1998
Registration Statement, Post-Effective Amendment No. 37 (including all other filings incorporated therein by reference)	October 30, 2000, effective on December 29, 2000
Registration Statement, Post-Effective Amendment No. 40 (including all other filings incorporated therein by reference)	July 30, 2002, effective immediately upon filing
Registration Statement, Post-Effective Amendment No. 42 (including all other filings incorporated therein by reference)	October 30, 2003, effective on October 31, 2003

MFS FUNDS SEC FILINGS

MFS SERIES TRUST I

Cash Reserve Fund

DOCUMENT	FILING DATE
Registration Statement, Post-Effective Amendment No. 33 (including all other filings incorporated therein by reference)	November 30, 1998, effective on December 29, 1998
Registration Statement, Post-Effective Amendment No. 40 (including all other filings incorporated therein by reference)	July 30, 2002, effective immediately upon filing
Registration Statement, Post-Effective Amendment No. 41 (including all other filings incorporated therein by reference)	December 27, 2002, effective on December 29, 2002
Registration Statement, Post-Effective Amendment No. 43 (including all other filings incorporated therein by reference)	December 29, 2003, effective immediately upon filing

MFS SERIES TRUST II

MFS Emerging Growth Fund

DOCUMENT	FILING DATE
Registration Statement, Post Effective Amendment No. 25 (including all other filings incorporated therein by reference)	March 27, 1998, effective on March, 30, 1998
Registration Statement, Post Effective Amendment No. 27 (including all other filings incorporated therein by reference)	May 29, 1998, effective 60 days after filing
Registration Statement, Post Effective Amendment No. 28 (including all other filings incorporated therein by reference)	January 29, 1999, effective 60 days after filing
Registration Statement, Post Effective Amendment No. 29 (including all other filings incorporated therein by reference)	March 29, 2000, effective immediately upon filing

APPENDIX B

MFS FUNDS SEC FILINGS

MFS SERIES TRUST II

MFS Emerging Growth Fund

DOCUMENT	FILING DATE
Registration Statement, Post Effective Amendment No. 30 (including all other filings incorporated therein by reference)	March 30, 2001, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 31 (including all other filings incorporated therein by reference)	March 28, 2002, effective on March 30, 2002
Registration Statement, Post Effective Amendment No. 32 (including all other filings incorporated therein by reference)	July 30, 2002, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 33 (including all other filings incorporated therein by reference)	December 23, 2002, effective on December 24, 2002
Registration Statement, Post Effective Amendment No. 34	March 28, 2003, effective on March 30, 2003
Registration Statement, Post Effective Amendment No. 35 (including all other filings incorporated therein by reference)	October 3, 2003, effective on October 31, 2003

MFS SERIES TRUST IV

DOCUMENT	FILING DATE
Registration Statement, Post Effective Amendment No. 33 (including all other filings incorporated therein by reference)	November 30, 1998, effective on December 29, 1998
Registration Statement, Post Effective Amendment No. 34 (including all other filings incorporated therein by reference)	October 29, 1999, effective on December, 29, 1999

APPENDIX B

MFS FUNDS SEC FILINGS

Registration Statement, Post Effective Amendment No. 35 (including all other filings incorporated therein by reference)	December 29, 2000, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 36 (including all other filings incorporated therein by reference)	December 28, 2001, effective on December 29, 2001
Registration Statement, Post Effective Amendment No. 38 (including all other filings incorporated therein by reference)	December 20, 2002, effective on December 29, 2002
Registration Statement, Post Effective Amendment No. 40 (including all other filings incorporated therein by reference)	December 29, 2003, effective on December 29, 2003

MFS SERIES TRUST V

MFS Research Fund

DOCUMENT	FILING DATE
Registration Statement, Post Effective Amendment No. 47 (including all other filings incorporated therein by reference)	November 25, 1998, effective on January 28, 1999
Registration Statement, Post Effective Amendment No. 45 (including all other filings incorporated therein by reference)	January 27, 1998, effective on January 28, 1998
Registration Statement, Post Effective Amendment No. 55 (including all other filings incorporated therein by reference)	October 30, 2003, effective October 31, 2003

APPENDIX B

MFS FUNDS SEC FILINGS

MFS SERIES TRUST V

MFS Total Return Fund

DOCUMENT	FILING DATE
Registration Statement, Post Effective Amendment No. 45 (including all other filings incorporated therein by reference)	January 27, 1998, effective on January 28, 1998
Registration Statement, Post Effective Amendment No. 47 (including all other filings incorporated therein by reference)	November 25, 1998, effective on January, 28,1999
Registration Statement, Post Effective Amendment No. 48 (including all other filings incorporated therein by reference)	November 29, 1999, effective on January, 28, 2000
Registration Statement, Post Effective Amendment No. 49 (including all other filings incorporated therein by reference)	January 26, 2001, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 50 (including all other filings incorporated therein by reference)	November 29, 2001, effective on January 28, 2002
Registration Statement, Post Effective Amendment No. 51 (including all other filings incorporated therein by reference)	January 28, 2002, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 52 (including all other filings incorporated therein by reference)	July 30, 2002, effective immediately upon filing
Registration Statement, Post Effective Amendment No. 53 (including all other filings incorporated therein by reference)	December 23, 2002, effective on December 24, 2002
Registration Statement, Post Effective Amendment No. 54 (including all other filings incorporated therein by reference)	January 28, 2003, effective immediately upon filing

MFS FUNDS SEC FILINGS

Registration Statement, Post Effective Amendment No. 55 (including all other filings incorporated therein by reference)	October 30, 2003, effective October 31, 2003

MFS SERIES TRUST IX

DOCUMENT	FILING DATE
Registration Statement, Post Effective Amendment No. 35 (including all other filings incorporated therein by reference)	August 27, 1998, effective on August 28, 1998
Registration Statement, Post Effective Amendment No. 38 (including all other filings incorporated therein by reference)	June 29, 1999, effective 60 days after filing
Registration Statement, Post Effective Amendment No. 40 (including all other filings incorporated therein by reference)	August, 28 2000, effective upon filing
Registration Statement, Post Effective Amendment No. 42 (including all other filings incorporated therein by reference)	August 28, 2001, effective upon filing
Registration Statement, Post Effective Amendment No. 43 (including all other filings incorporated therein by reference)	July 30, 2002, effective upon filing
Registration Statement, Post Effective Amendment No. 45 (including all other filings incorporated therein by reference)	August 28, 02, effective on August 28, 2002
Registration Statement, Post Effective Amendment No. 46 (including all other filings incorporated therein by reference)	October 16, 2002, effective on December 15, 2002
Registration Statement, Post Effective Amendment No. 47 (including all other filings incorporated therein by reference)	December 23, 2002, effective on December 24, 2002

APPENDIX B

MFS FUNDS SEC FILINGS

Registration Statement, Post Effective Amendment No. 49 (including all other filings incorporated therein by reference)	August 28, 2003, effective upon filing
Registration Statement, Post Effective Amendment No. 50 (including all other filings incorporated therein by reference)	October 30, 2003, effective on October 31, 2003

MFS SERIES TRUST X

DOCUMENT	FILING DATE
Registration Statement, Post Effective Amendment No. 24(including all other filings incorporated therein by reference)	November 25, 1998, effective on November 28, 1998
Registration Statement, Post Effective Amendment No. 27 (including all other filings incorporated therein by reference)	September 29, 1999, effective 60 days after filing
Registration Statement, Post Effective Amendment No. 32 (including all other filings incorporated therein by reference)	November 28, 2000, effective on immediately upon filing
Registration Statement, Post Effective Amendment No. 37 (including all other filings incorporated therein by reference)	November 28, 2001, effective on November 28, 2001

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	: : :	MDL DOCKET NO. 1586
IN RE ALGER, COLUMBIA, JANUS, MFS, ONE GROUP AND PUTNAM	: :	Case No. 04-md-15863 (JFM)
This Document Relates To:	: :	
IN RE MFS MUTUAL FUNDS DERIVATIVE LITIGATION	: : :	
Hammerslough v. Massachusetts Financial Services Company et al.	: :	Case No. 04-md-01620

CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Plaintiffs, derivatively on behalf of the mutual funds comprising the MFS Family of Funds (the "Funds"), hereby complain against the Defendants as follows:

I. SUMMARY OF THE ACTION

1.   This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(b) and 36(a) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2.   This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to

prey upon the Funds to which they owed the highest fiduciary duties of loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Trustees of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3.   Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds, primarily by inflating transaction costs and administrative costs, and adding unnecessary marketing and distribution costs, all of which are paid by the Funds. Market timing also causes serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position - cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing portfolio managers from implementing their investment strategies for the Fund. The effect of this is to reduce the returns earned by the Funds.

4.   Market timing and late trading have harmed each and every Fund in the MFS family of mutual funds, whether or not the particular Fund was the direct victim of market timing or late trading. This is so because some expenses, such service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading may be shared among all Funds in the MFS family, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the MFS family of mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5.   Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market

timing, including redemption penalties.

6.   Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7.   Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8.   Market timers and late traders could not reap these profits simply by investing in the securities held in the Funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities, which are foisted upon the Funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently priced, as opposed to the inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9.   In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted,

facilitated, encouraged, or participated in the improper activity. At a minimum, the advisers failed to detect and/or prevent, market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10.   Market timing and late trading results from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of the fiduciary relationship between investment advisers and their advised funds. As fiduciaries, advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many advisers were delivering much less.[1]

11.   The market timing and late trading scandal results from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who create and manage the funds. Those conflicts of interest have manifested themselves in widespread instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12.   The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds were not disclosed to or understood by the trustees of the Funds, who approved or ratified the Fund adviser's management

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[1] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

agreements each year despite the harm the adviser caused or permitted to the Funds and who approved or ratified plans permitting the adviser to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC promulgated under the ICA in violation of the trustees' own duties to the Funds.

13.   This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

a.   forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment adviser and its affiliates during the period of market timing and late trading;

b.   damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

c.   damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

d.   damages to the Funds for 12b-1 fees paid to the Fund adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14.   This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the Funds, including but not limited to:

a.   rescission of the adviser's management and other agreements with the Funds;

b. rescission of the 12b-1 plans adopted by the Funds;

c. removal of the Fund adviser and its affiliates that manage and perform other services for the Funds; and

d. removal of each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees.

II. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation*, MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of

limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

III. PARTIES

20.   The Plaintiffs are all currently investors in the MFS Funds specified below, and maintained their investments during the transactions complained of herein:

a.   Plaintiff Diane Hutto, a resident of Fort Walton Beach, Florida, invested in the MFS Emerging Growth Fund and Massachusetts Investors Growth Stock Fund prior to 2001.

b..   Plaintiff Tina Casey, a resident of Summit, New Jersey, invested in MFS Emerging Growth Fund and Massachusetts Investors Trust.

c.   Plaintiff John Hammerslaugh, a resident of Weston, CT, invested in Massachusetts Investors Trust.

d.   Plaintiff Pamela Yameen, a resident of Haverhill, Massachusetts, invested in MFS Value Fund.

e.   Plaintiff Harry Jacobs invested in MFS Total Return Fund.

f.   Plaintiff John E. Morrissey, a resident of Brighton, Massachusetts, invested in MFS Research Fund.

g.   Plaintiff Zachary Alan Starr invested in Massachusetts Investor Trust Fund and Massachusetts Growth Stock.

h.   Plaintiff David Shaev invested in Massachusetts Investor Trust Fund and Massachusetts Investors Growth Stock Fund.

i.   Plaintiff Katherine Clark invested in MFS Capital Opportunities Fund.

j.   Plaintiff Joeseph Cordani invested in MFS Emerging Growth Fund.

k.   Plaintiff Tina Gobillat invested in MFS Emerging Growth Fund.

l.   Plaintiff Simon Denenberg invested in MFS High Income Fund, MFS PA Muni Bond Fund, MFS Total Return Fund and MFS Utilities Fund.

m.   Plaintiff Boris Fieldman invested in MFS Mid Cap Growth Fund.

n.   Plaintiff Mark Schwartz invested in MFS Research Fund.

o.   Plaintiff Dina Rozenbaum invested in MFS Strategic Value Fund.

p.   Plaintiff Jean Stigas invested in MFS Value Fund.

q.   Plaintiff Lawrence A. Stigas invested in MFS value Fund

r.   Plaintiff Edward Casey invested in MFS Municipal Income Trust

s.   Plaintiff Gustavo Bruckner invested in MFS Capital Opportunities Fund

21.   The MFS Defendants are as follows:

a.   **Defendant Sun Life Financial, Inc. ("Sun Life")** is a publicly held company with its headquarters located at 150 King Street West Suite 1400, Toronto, Canada M5H 1J9. Sun Life's American Depository Receipts that trade on the New York Stock Exchange. Sun Life is the holding company for Sun Life Assurance which has two major business segments, insurance protection and wealth management services. Sun Life offers wealth management services through MFS. Sun Life will sometimes be referred to as the "Parent Defendant".

b.   **Defendant Massachusetts Financial Services Company ("MFS" or the "Adviser")**, a Delaware Corporation headquartered at 500 Boylston Street, Boston, Massachusetts, is one of the largest equity managers in the United States, specializing primarily in growth, core and international equity investing.

c.   **Defendant MFS Fund Distributors, Inc. ("MFD" or "the Distributor")**, located at 500 Boylston Street, Boston, Massachusetts 02116, a wholly owned

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subsidiary of MFS, served at all relevant times as distributor for the MFS Funds.

d. **Defendant MSF Service Center ("MSFSC")** served at all times as the transfer agent for the MFS Funds.

e. MSF, MFD, and MSFSC will sometimes be referred to collectively as the "MFS Corporate Defendants"

f.. **Defendant John W. Ballen ("Ballen")**, who resides at 8 Orchard Road, Southborough, Massachusetts 01772, was President of MFS from 1998 through 2001, and Chief Executive Officer of MFS from 2002 to the present, and in those capacities he was ultimately responsible for the actions of MFS. He has also been a member of the board of trustees for the MFS Retail Funds since 2001.

g. **Defendant Kevin R. Parke ("Parke")**, who resides at 33 Liberty Street, Concord, MA 01742, was Chief Equity Officer of MFS from August 1998 through early 2001, after which time he was Chief Investment Officer. From 2002 forward he was also President of MFS. In those capacities he, like Ballen, was ultimately responsible for the actions of MFS. Additionally, Parke has been a member of the board of trustees for the MFS Retail Funds since early 2002.

h. MFS, MFD, MSFSC, Ballen, and Parke are at times referred to as "the MFS Defendants."

22. The Individual Trustee Defendants named below, together with Ballen and Parke, have each served as Trustees of some or all of the Trusts, encompassing the Funds.

a. Jeffrey L. Shames, Chair, also Chairman of MFS, resides at 38 Lake Avenue, Newton, MA 02459.

b. Lawrence H. Cohn, who resides at 45 Singletree Road, Chestnut Hill, MA 02467.

c. William R. Gutow, who resides at 3 Rue Dulac, Dallas, TX 75230.

d. J. Atwood Ives, who resides at 17 West Cedar Street, Boston, MA 02108.

e. Abby M. O'Neill, who resides at 200 Sunset Road, Oyster Bay, NY 11771.

f. Lawrence T. Perera, who resides at 18 Marlborough Street, Boston, MA 02116.

g. William J. Poorvu, who resides at 975 Memorial Drive, Apt. 710, Cambridge, MA 02138.

h. J. Dale Sherratt, who resides at 86 Farm Road, Sherborn, MA 01770.

i. Elaine R. Smith, who resides at 75 Scotch Pine Road, Weston, MA 02493.

j. Ward Smith, who resides at 36080 Shaker Boulevard, Hunting Valley, OH 44022.

k. Hon. Sir. J. David Gibbons, a resident of Hamilton, Bermuda, was a Trustee until late 2002.

l. Arnold D. Scott was Trustee until late 2002.

m. David B. Stone was Trustee until late 2001.

23-30. [Intentionally Omitted]

31. Various financial institutions, unaffiliated with MFS, participated in the illegal scheme described herein. These "Additional Defendants" are:

a. **Defendant Bank of America Corp. ("BOA") is a Delaware** corporation with its headquarters at Bank of America Corporate Center, 100 N. Tryon Street,

Charlotte, North Carolina.[2] BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. BOA is the indirect parent of Banc of America Securities LLC.

b. **Defendant Banc of America Securities LLC ("BAS")**, a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by BOA. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

c. **Defendant Aurum Securities Corp. ("Aurum")**, a California corporation, is a registered investment adviser and Broker-Dealer, with offices at 120 Montgomery Street, San Francisco, California. Aurum was an active participant in the unlawful scheme alleged herein.

d. **Defendant Aurum Capital Management Corp. ("Aurum Capital")**, a California corporation, is a registered investment advisery firm headquartered at 84 West Santa Clara Street, Suite 690, San Jose, California. Aurum Capital is an affiliate of Aurum. Aurum Capital was an active participant in the unlawful scheme alleged herein.

e. **Defendant Trautman Wasserman & Company, Inc. ("Trautman")**, a Delaware corporation, is a registered investment adviser and Broker-Dealer headquartered

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[2] Effective April 1, 2004, FleetBoston Financial Corporation ("Fleet"), a Rhode Island corporation, merged with and into BOA pursuant to an Agreement and Plan of Merger, dated as of October 27, 2003.

at 500 Fifth Avenue, Suite 1440, New York, New York. Trautman was an active participant in the unlawful scheme alleged herein.

f. **Defendant Pritchard Capital Partners LLC ("Pritchard")**, a Louisiana limited liability company, is a registered investment adviser and Broker-Dealer headquartered at 2001 Lakeshore Drive, Mandeville, Louisiana. Pritchard was an active participant in the unlawful **scheme alleged herein.**

g. **Defendant Daniel Calugar ("Calugar")**, a resident of Las Vegas, Nevada and Los Angeles, California, was the President, control person and 95% owner of SBI. Utilizing SBI, Calugar was an active market timing and late trading participant and facilitated unlawful market timing activities in the MFS Funds, among others.

h. **Defendant Security Brokerage, Inc. ("SBI")** was a NASD registered broker- dealer from July 1996 through November 18, 2003, located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada, 89109. SBI actively engaged in market timing and late trading in the MFS Funds and facilitated unlawful late trading and market timing activities in the MFS Funds, among others.[3]

i. **Defendant Salomon Smith Barney Inc. ("Salomon")**, a New York corporation, is a division of Citigroup Global Markets, Inc. and a wholly own subsidiary of Citigroup, is a registered investment adviser and broker-dealer headquartered at 333 West 34th Street, 7th Floor, New York, New York. Among other things, Salomon is a retailer of mutual funds and variable life insurance or annuities. Salomon introduced timers, including

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[3]Defendants SBI and Calugar are subject of complaints filed by the Securities and Exchange Commission ("SEC") and the Commonwealth of Massachusetts which independently allege that the Calugar Defendants engaged in unlawful market timing schemes, including late trading, in mutual funds managed by Alliance Capital Management, *see Securities and Exchange Commission v. Calugar, et al.*, CV-S-03-1600-RCJ-RJJ (D. Nev. Dec. 22, 2003), and Franklin Templeton Investments, *see In the Matter of Franklin Resources, et al.*, E-2004-007 (D. Mass. Feb. 4, 2004). They are also the subject of an action brought by MFS in the SDNY.

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Canary, to various mutual fund complexes, including the Funds, for the purpose of establishing market timing arrangements, including those that permitted Canary's market timing activity in the Funds. Salomon further engaged in the market timing scheme by executing timed trades on behalf of Canary and other timers.

j.   **The Canary Defendants:**

i.   **Defendant Canary Capital Partners, LLC ("Canary")**, is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. **Canary Capital Partners, Ltd. ("CCP Ltd.")** is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. **Canary Investment Management, LLC ("CIM")**, is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

ii.   **Defendant Edward J. Stern ("Stern")** is a resident of New York County, New York and at all relevant times was the Managing Principal of Canary, CCP Ltd. and CIM. **Defendant Noah Lerner ("Lerner")** was at all relevant times an employee of Canary. **Defendant Andrew Goodwin ("Goodwin")** was at all relevant times up to 2001 an employee of Canary.

iii.   Canary, CCP Ltd., CIM, and Stern are collectively referred to herein sometimes as "Canary." In September 2003, Canary reached a settlement of charges

filed against it by the Attorney General of the State of New York.

32. **Nominal defendants.**

a.   Plaintiffs bring this action on behalf of the entire family of MFS Funds, which are operated as a de facto single entity, with common trustees, adviser, custodian, and distributor, all of whom were appointed by the Adviser.

b.   Alternatively, plaintiffs also bring this action on behalf of the specific funds or trusts in which they invested, which are business trusts organized under Massachusetts law. The approximately 140 mutual funds ("MFS Funds") are grouped into more than two dozen trusts (collectively, the "MFS Trusts"). Some of the trusts are made up of single funds, and others include multiple funds, as set forth in the Appendix. Where a plaintiff has invested in a fund issued by a Trust, the action is brought on behalf of the entire Trust, including all Funds issued by that Trust. Each Fund and Trust has its principal place of business at 500 Boylston Street, Boston, Massachusetts.

IV. STATEMENT OF FACTS

A. General Factual Allegations

1. Introduction

33.   Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment advisers whose services otherwise would not be available at affordable prices.

34.   Investors contribute cash, buying shares in the mutual fund, the number of

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which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant to prospectuses that must comply with the Securities Act of 1933 and the Investment Company Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35.   Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36.   Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the Funds and as a practical matter is responsible for the initial creation of the funds and creating new funds in the series.

37.   Whether corporation or trust, typically all of the trustees are the same individuals and have the same responsibilities, the only difference between Trustees being the form of entity they serve. Trustees have ultimate responsibility for the funds.

38.   Each of the funds is created and sponsored by the adviser and is managed under the supervision of its trustees. The same trustees have supervised all the funds at all times relevant hereto, and their meetings for all the Funds occur at or about the same time. Each of the funds has the same adviser, who in turn appoints the same trustees, the same distributor, the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences only in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single *de facto* entity. Plaintiffs therefore bring this action as a derivative

action on behalf of the entire MFS family of funds, as well as on behalf of the particular Funds in which they invested.

39.   The trust or corporation contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the trustees retain ultimate responsibility for the fund. The adviser or the trust will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory servicing (adviser, sub-adviser), selling or underwriting (distributors, shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a percentage of the adviser's fee, a percentage of the assets under management, or a transaction fee from the Net Asset Value of the fund.

40.   Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

2.   NAV Pricing

41.   Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular fund's portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice is known as "forward pricing" and has

been required by law since 1968.

42.   Because NAV is set just once at 4:00 p.m. every day under the forward pricing rules, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not always reflect the true value of the stocks or bonds, especially thinly-traded securities or securities with high price volatility, but low trading volume, such as especially mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43.   Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

3.   Market Timing Transactions

44.   Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated by the financial markets – the duration of the round trip will be slightly longer.

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45.   Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46.   Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest by purchasing mutual fund shares before increases in the underlying securities affect the fund's NAV and redeeming fund shares after the NAV has risen.

47.   Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the fund's NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48.   By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, which costs are borne by the fund itself.

49.   Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50.   One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV

based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51.   Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52.   Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the bonds have "caught up" to the prices of the bond futures, thus earning huge

profits with little or no corresponding risk.

53.   Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

4.   Late Trading

54.   Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares *after* 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55.   Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[4] The manipulative device virtually eliminates investment risk.

56.   The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain invested – to give

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[4] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

57.　　Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary– in effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as 6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58.　　Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual fund's transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59.　　Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. eastern time, SEC rules permit those intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often intermediaries process orders in the early evening. The entire process, ending in processing

of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00 p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m.. Finally, some late traders were given trading platforms, integrated hardware-software systems, that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

5.   Mutual Fund "Short Selling" Strategy

63.   A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar. However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell short[5] a basket of stocks that mirrored the fund's holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timer in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

6.   Market Timing Is Easy to Detect and Has Been Well-Known Since 1997

64.   Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media,

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[5] Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the *Putnam International Equities Fund No Action Letter*, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were at all relevant times aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer.

The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69.   However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70.   Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71.   A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72.   Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed, and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73.   By 1997, market timing in mutual funds was well-known and well-documented. During October, 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV. Some investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74.   On November 5, 1997 the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. *See Mutual Funds Fight the 'Market Timers,'* Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75.   The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." *See* Barry P. Barbash,

Remembering the Past: Mutual Funds and the Lesson of the Wonder Years, 1997 ICI SECURITIES LAW PROCEDURES CONFERENCE (Dec. 4, 1997). 76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only approximately 20 percent of the international funds then available to U.S. investors. *See* Jason T. Greene & Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, JOURNAL OF FINANCIAL ECONOMICS 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. See Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." *See* http://www.itginc.com/research/fvm.html.

7.   Market Timing Arrangements

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries and the Funds' managers and advisers entered into *specific negotiated agreements* to permit timing of certain funds in a fund family, often with

prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of the sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which *guarantees* profits.

81.   Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82.   Market timers frequently offered mutual advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83.   As Stephen M. Cutler, The Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on government Affairs.[6]

> **About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders:** 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing - *i.e*, these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are

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[6] *Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Governmental Affairs, 108th Cong. (Nov. 3, 2003)* (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003, before the *House Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services.*

aggressively following up on these arrangements.

> **Quid pro quo arrangements:** Although the information provided in this area is limited, it appears that many of the person proposing a special arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assets were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the person involved in the arrangement.

84.   Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a fund's adviser or its affiliates, and who doled out market timing "capacity" to timers.

85.   Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the other financial institutions as well as the market timers.

86.   Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87.   Broker-dealers and other intermediaries who offered timing capacity received

remuneration from both the mutual funds themselves and the market timers to whom they

allocated capacity.

88.   Distributors and other service agents who permitted timing also benefited by

receiving increased fees based on the money deposited into the mutual funds for market

timing purposes. Distributors often receive fees based on assets under management and may

earn commissions on sales of fund shares. Such fees, known as "12b-1 Fees," are paid

pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under

the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual

fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a

written plan describing all material aspects of the proposed financing of distribution," which

must include an express finding that the fees paid will result in a net economic benefit to the

funds. 17 C.F.R. ¶ 240.12b-1.

89.   Intermediaries who facilitated market timing also received "wrap fees" from

market timers. Wrap fees are customarily charged to investors as a single fee for a variety

of investment services, such as commission trading costs and fees of an outside money

manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-

by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety

of investment services into a single fee – usually from 1 to 3 percent of assets. Broker-

dealers who offered timing capacity to market timers often charged a percentage of assets

that they termed a "wrap fee," even though the brokers did not generally give investment

advice.

90.   Typically, 12b-1 Fees are deducted from fund assets and paid to the fund's

primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of

those 12b-1 Fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 Fees directly from the funds themselves, which were paid in addition to the 12b-1 fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market t timers frequently traded through third parties, *i.e.*, broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies *en masse*. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions..

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades; (b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

a.   Banc of America Securities LLC

94.   Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95.   RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96.   Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97.   The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98.   In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades *en masse* after the 4:00 p.m. deadline at that day's prices.

99.   Initially, the box was developed for use by the Broker-Dealer Services ("BDS")

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group of BAS and defendant Aurum, a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very profitable, and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. BAS gave the box to defendant Aurum in around late 1999 or early 2000, to defendant Trautman in or about early 2001, and to defendant Pritchard in early 2003. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. In or about summer 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations funds, financing for late trading and timing trades in Nations funds and other mutual funds, and unlimited capacity to late trade and time hundreds of other mutual funds, the Private Client Services ("PCS") group of BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Siphol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well,

this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin grading electronically as soon as possible.

103. The Private Client Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Stern and Theodore Siphol III ("Siphol") of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50 basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

104. On September 16, 2003, the SEC instituted an administrative proceeding against Siphol charging him with violations of the Securities Act of 1933, the Securities Exchange Act of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of mutual funds offered by BOA and other mutual fund companies. The SEC charged Siphol[7] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

> "Manual" Late Trading at BAS
>
> 15.   In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.

---

[7] Siphol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

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16.Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.

Late Trading Through BAS' Electronic System
17.   In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.

18.   After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, Sihpol or a member of his team discarded the document.

19.   From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.

20.   The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.

21.   Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

105.   By March 2004, BOA admitted that, by allowing Canary and others to time and late trade mutual funds through its clearing platform, it caused harm not only to the Nations Funds, but to other mutual fund families as well:

> The Corporation has announced it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of *third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation* in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties.

BOA Form 10-K for Fiscal year 2003, filed March 1, 2004 (emphasis added).

106.   On March 15, 2004, the SEC and the New York Attorney General announced a $675 million joint settlement in principle with BOA and Fleet in connection with their involvement in late trading and market timing. BOA's monetary settlement was $375 million, comprised of restitution of $250 million and penalties of $125 million (and a fee reduction of $80 million over 5 years).

107.   The SEC Press Release announcing the settlement in principle states that the $375 million "will be distributed to the mutual funds and their shareholders that were harmed as a result of market timing in Nations Funds and *other mutual funds through Bank of America*." (Emphasis added). In the same release quoted Mark Schonfeld of the SEC as saying:

> This settlement is a new benchmark in mutual fund market timing and late trading. Bank of America not only permitted timing in its own funds, *it provided the instruments for timing and late trading of numerous other funds through its broker-dealer. This settlement will ensure compensation for all victims of the harm that resulted and prevent this misconduct from happening again.*

108.   BOA's Press Release announcing the settlement states that, "subject to further

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discussions with the Nations Board of Trustees," approximately $25 million "would go to Nations Funds shareholders" and the remainder to shareholders of other funds that were harmed by BAS' clearing of timing trades. Thus, *BOA itself attributed $350 million of its $375 million monetary settlement to harm caused to other mutual fund families as a result of BAS' facilitation of late trading and market in other mutual fund families.*

109. In further recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

110. Between late 1999 through 2003, BAS, either manually or by providing the box, allowed Aurum to late trade approximately $5.6 billion in third-party mutual funds, Trautman to late trade approximately $8.6 billion in third-party mutual funds, Canary to late trade $21.2 billion in third party mutual funds, and Pritchard to late trade approximately $4.9 billion in third party mutual funds.

111. Defendant BAS, by providing the box to the Aurum Defendants, Trautman and Pritchard, facilitated late trading and timing in the MFS Funds, as follows::

Fund Name	Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales	Holding Period Realized Gain/Loss
Emerging Growth A	45,730,390	1,478,701,893	1,489,497,128	10,795,234
Mass Inv Grth Stk A	85,107,576	1,008,008,864	1,010,093,481	2,084,617
Research A	14,197,648	303,276,154	304,564,713	1,228,559
Bond A	3,690,679	44,967,483	45,641,019	673,536
Global Growth A	1,573,156	20,339,578	20,860,492	520,914
Research Intl A	2,023,457	21,056,685	21,424,387	367,702
Global Equity A	1,283,812	21,996,895	22,257,482	260,587
Total Return A	1,495,921	21,837,315	21,949,923	112,608
Government Secs A	181,789	1,754,419	1,762,781	8,362
Govt. Ltd Mat A	384,954	3,247,000	3,254,835	7,835
Intl Growth A	23,736	0	0	0

Large Cap Growth A	29	630	555	-75
Growth Opport A	863,578	8,000,000	7,254,053	-745,947
Massachusetts Inv A	51,762,654	707,272,153	705,935,381	-1,336,773
TOTAL	208,319,379	$3,640,459,070	$3,654,496,229	$14,037,159

112. Defendant BAS, by providing the box to Canary, facilitated Canary's late trading and timing in the MFS Funds, as follows:

Fund Name	No. of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales	Holding Period Realized Gain/Loss
MFS Emerging Growth A	44,277,686	1,015,749,651	1,020,095,876	4,346,226
MFS Mass Inv Grth Stk A	42,111,953	419,172,653	421,770,241	2,597,588
MFS Mass Inv. A	25,844,306	341,072,603	342,950,969	1,878,355
MFS Research A	100,083,097	1,427,627,878	1,429,124,381	1,496,503
MFS Total Return A	17,430,094	226,609,197	227,263,065	753,869
TOTAL	**229,747,136**	**3,430,131,982**	**3,441,204,522**	**11,072,540**

b.   Smith Barney

113.   In or around September 2002, Neal Kelly ("Kelly"), a Smith Barney broker located in New York, offered Canary "under the radar" timing capacity in MFS Emerging Growth Fund and MFS Research Fund. Canary accepted Kelly's offer.

114.   Canary timed those funds offered by Kelly, through a Smith Barney account until Canary was served with the subpoena from the New York Attorney General ("NYAG") in July of 2003.

115.   Kelly charged Canary a wrap fee for providing this timing capacity, which Canary paid.

116.   In or around July 2002, Matt Curley, a Smith Barney broker located in Chicago,
offered Canary negotiated timing capacity in an MFS fund sub-account in an ING annuity. Canary accepted the offer.

117.   Canary timed the MFS fund in the ING annuity until April 2003.

118.   In a February 28, 2003 e-mail, a Canary employee informed Stern that Matt

Curley telephoned him offering Canary additional timing capacity in MFS Funds.

119. Smith Barney offered timing capacity in the Funds to other timers.

c. Aurum Defendants, Trautman, and Pritchard

120. The Aurum Defendants, Trautman, and Pritchard were broker-dealers or market timers who entered into express agreements with BAS enabling them to time and late trade mutual funds through the BAS box. These defendants timed and late traded mutual funds both for their clients, who bought and sold hundreds of millions dollars worth of mutual funds, and for their own accounts.

121. The Aurum Defendants, which had the box since about late 1999 or early 2000, late traded and timed the Funds. During the Relevant Time Period, Aurum, on behalf of various purchasers, timed the following funds in the MFS family of funds:

Fund Name in the MFS Family of Funds	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales	Holding Period Realized Gain/Loss
Emerging Growth A	21,057,312	805,217,338	814,761,824	9,544,485
Research A	14,197,648	303,276,154	304,564,713	1,288,559
Mass Inv Grth Stk A	25,143,648	362,179,646	363,277,000	1,097,354
Total Return A	1,404,178	20,637,315	20,712,119	74,804
Large Cap Growth A	29	630	555	-75
Massachusetts Inv A	8,880,235	150,679,225	146,498,731	-4,180,493
TOTAL:	70,682,627	$1,641,990,308	$1,649,814,942	$7,824,634

As the chart above shows, Aurum purchased and sold over 70.6 million shares of these MFS funds with a dollar value of more than $1.6 billion for profits of more than $7.8 million.

122. The Aurum Defendants late traded and timed the Funds on their own account well.

123. Trautman, which had the box since about early 2001, late traded and timed the MFS Funds, including on behalf of Canary, as follows:

Fund Name	No. of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales	Holding Period Realized Gain/Loss
MFS Emerging Growth A	41,919,747	$ 973,740,547	$ 980,904,364	$7,163,817
MFS Massachusetts Inv A	9,400,922	123,401,820	125,175,609	1,773,789
MFS Mass Inv Grth Stk A	24,772,391	254,597,991	254,995,262	397,272
MFS Government Ltd Mat A	6,418,753	53,849,000	53,968,918	119,918
MFS Government Secs A	653,266	6,500,000	6,594,636	94,636
MFS Bond A	253,612	3,125,000	3,151,124	26,124
TOTAL	83,418,691	$1,415,214,357	$1,424,789,914	$9,575,557

124. Trautman late traded and timed the Funds on its own account, as follows:

125. Pritchard, which had the box since about early 2003, late traded and timed the Funds. During the Relevant Time Period, Pritchard, on behalf of various purchasers, timed the following funds in the MFS family of funds:

Fund Name in the MFS Family of Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales	Holding Period Realized Gain/Loss
Massachusetts Inv A	7,576,347	97,073,352	97,327,542	254,190
Total Return A	91,743	1,200,000	1,237,804	37,804
Government Secs A	181,789	1,754,419	1,762,781	8,362
Global Equity A	92,188	1,751,559	1,757,090	5,531
Government Ltd Mat A	33,888	285,000	286,813	1,813
Research Intl A	78,511	909,691	910,954	1,262
Intl Growth A	23,736	0	0	0
Mass Inv Grth Stk A	5,221,525	50,824,446	50,787,799	-36,648
Emerging Growth A	8,562,958	211,460,241	211,293,931	-166,310
TOTAL:	21,862,687	365,258,708	3365,258,708	106,005

As the chart above shows, Pritchard purchased and sold over 21.8 million shares of these MFS funds with a dollar value of more than $365 million for a profit of more than $106,000.

126. The late trading and timing orders that were processed through the box consisted of both "under the radar" late trading and timing, and late trading and timing arrangements between the Aurum Defendants, Trautman, and Pritchard, or their intermediaries, on the one hand, and mutual fund advisers, on the other hand. These defendants, or their intermediaries, received wrap fees for providing under the radar or negotiated late trading/timing capacity in mutual funds.

127. Even where late trading and timing was "under the radar," mutual fund advisers knew that funds were being timed by the sheer volume of asset turnover in the funds. One advantage to the brokers and timers that late traded and/or timed "under the radar" – as the Aurum Defendants, Trautman and Pritchard sometimes did – was that they avoided paying wrap fees to the mutual fund families. Where there was a negotiated timing arrangement with a mutual fund family, the defendants often shared their wrap fees with the mutual fund family advisers.

128-250. [Intentionally Omitted]

8. Impact of Market Timing

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing

generally can be grouped into three categories: (a) Dead Weight, (b) Dilution, and ©) Concentration.

253.   Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the Funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254.   Dead Weight includes, but is not limited to, the following:

1. increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

2.   statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

3.   higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

4.   lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

5.   inefficient trading in the funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (e.g., buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

6.   transaction costs for transactions in the Funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

7.   interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

8.   increased expenses for fixed costs (including trustee expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255.   Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to invest, the net return on all fund assets (including the transient cash deposited by market timers) is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256.   Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis,

the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by increased expense ratios resulting from market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal. Fixed costs, such as trustee's fees, are shared among funds and are accrued daily. When large numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the fund's assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot invest the timer's cash before the price of those securities rises. The timer therefore pays less than the value of the fund share. When the underlying securities increase in price (as anticipated), the fund's NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the fund's NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the fund's shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the down turn in the market is the reversal of the exploitation of the up turn in the market in dilution. The

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fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced price or prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

B. Fund Family Specific Facts

1. The MFS Fund Family Organization

264. MFS and its predecessor organizations have a history of money management dating from 1924. MFS (together with its predecessors) has served as the investment adviser and sponsor of approximately 140 mutual funds in the MFS Family of Funds ("MFS Funds") has provided the MFS Funds with investment management and related administrative services and facilities, including portfolio management and trade execution, since the MFS Funds' inception. For these services, MFS pays itself a management fee from the assets of the MFS Funds. Net assets under the management of the MFS organization were approximately $116.2 billion as of November 29, 2002. MFS has at all relevant times been registered with the Securities and Exchange Commission ("SEC") as an investment adviser. Defendant Sun Life Financial owns more than 90% of MFS.

265. The MFS Defendants receive enormous fees from the MFS Funds, through advisory fees, distribution/12b-1 fees, and administrative fees., all of which are calculated, in whole or in part, as a percentage of total assets under management by the Funds. Plaintiffs estimate that these fees, in the aggregate, total several billion dollars over the period while improper market timing and late trading were occurring.

266. Each of the MFS Funds was created and sponsored by the MFS Defendants and is managed under the supervision of a common board of Trustees. The Trustees of all the Funds, who are designated by the adviser and serve indefinite terms, not only are essentially

the same for all Funds, they have been the same throughout the period covered by this complaint; and the trustee meetings for the funds occur en masse. Moreover, each of the Funds has the same adviser, the same distributor, the same custodian, the same transfer agent, and the same shareholder service provider. The agreements between the Funds and each of these entities are identical form agreements, with differences only in the fee percentages, and in many instances the funds share costs among themselves. In substance, then, all the MFS Funds are, de facto, operated as a single entity. Plaintiffs therefore bring this action on behalf of this unified entity, the entire MFS Family of Funds.

267. The Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Trustee serves as a board member of 140 funds within the MFS Family of Funds. The Trustees and the Trust are located at 500 Boylston Street, Boston, Massachusetts 02116. For their services, the Trustees are paid hundreds of thousands of dollars of fees, as summarized in Par. 351.

268. The MFS Retail Funds, of which there are 104, are a subset of the MFS Funds. As of August 31, 2003, assets of the MFS Retail Funds were approximately $73 billion. Throughout the relevant time period, MFS mutual funds were continually offered and sold to the public. MFS Retail Funds are sold through unaffiliated broker-dealers or directly to institutional clients. MFS does not sell its funds directly to retail investors.

269. As set forth above, MFS is the manager and investment adviser for all of the approximately 140 MFS Funds and while each mutual fund is in fact its own company, as a practical matter the Adviser runs all of the funds. The portfolio managers are all typically employees of the Adviser (who hold office by election of the Trustees) not the mutual funds. The Adviser, MFS, makes its profit from fees it charges the funds for financial advice and

other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money MFS makes. In what has unfortunately become a common mutual fund industry practice[8], the timer frequently offers the fund manager/Adviser more assets in exchange for the right to time. In return, fund managers (MFS) would allow timers (*e.g.* a hedge fund) to target specific funds (*e.g.* the MFS Emerging Growth Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing of assets ("sticky funds") in other Funds offered by the mutual fund company (MFS), usually liquid asset funds.

2. The Funds' Official Policy Forbade Market Timing and Late Trading

270.   Beginning as early as September 1999, the MFS Retail Funds, including both Restricted and Unrestricted Funds as defined below, adopted the following disclosure concerning their market-timing policies, which was disclosed in the Funds' prospectuses:

> The MFS Funds do not permit market-timing or other excessive trading practices. Excessive short-term (market timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

This language appeared in the prospectuses of certain of the Unrestricted Funds as late as March 31, 2003.

---

[8]See *State of New York v. Canary Capital Partners et al.* (Supr. Ct. of N.Y. filed Sept. 3, 2003)

271.   In April 2002, MFS began to modify the foregoing prospectus disclosure in its

MFS Retail Funds, including the Unrestricted Funds, with the following statement:

> The MFS Funds do not permit market timing or other excessive
> trading practices that may disrupt portfolio management strategies and
> harm fund performance. As noted above, the MFS Funds reserve the
> right to reject or restrict any purchase order (including exchanges)
> from any investor. The MFS funds will exercise these rights,
> including rejecting or canceling [sic] purchase and exchange orders,
> delaying for up to two business days the processing of exchange
> requests, and restricting the availability of purchases and exchanges
> through telephone requests, facsimile transmissions, automated
> telephone services, internet services or any electronic transfer service,
> if an investors trading, in the judgment of MFS Funds, has been or
> may be disruptive to a fund. In making this judgment, the MFS Funds
> may consider trading done in multiple accounts under common
> ownership or control.

The modified language appeared in the prospectuses for all MFS Retail Funds, variously,

until at least November 2003. See, e.g., Prospectus for the Massachusetts Investors Growth

Stock Fund, April 1, 2003.

272.   Defendants Ballen and Parke signed all but one of the registration statements

for the Unrestricted Funds during 2002 and 2003. In addition, Ballen signed two registration

statements for those funds in 2001.

3. MFS' Secret Internal Policy Actually Did Allow Market Timing In Many MFS Funds

273.   These representations were false, at least with respect to most of the Funds.

From at least late 1999 through October 2003, the MFS Defendants had a secret internal

policy, not disclosed in its prospectuses or to Fund Trustees, that permitted market timing in

a group of MFS Retail Funds internally (but not publicly) designated as "Unrestricted

Funds". As of July 2003, the Unrestricted Funds consisted of eleven equity, fixed income

or money market funds with approximately $40 billion in assets, as follows:

MFS Emerging Growth Fund
MFS Research Fund

MFS Value Fund
Massachusetts Investors Trust
Massachusetts Investors Growth Stock Fund
MFS Total Return Fund
MFS Government Securities Fund
MFS Government Mortgage Fund
MFS Bond Fund
MFS Money Market Fund
MFS Cash Reserves Fund

274. The rest of the MFS Funds were internally designated "Restricted", and for those funds the anti-timing policy was theoretically applicable. But MFS attempted to enforce its anti-timing policies only for International and Global funds (hereinafter, "Policed Funds"). In those funds, timing was both monitored and restricted by MFS employees in a formal, documented program. For the rest of the MFS Funds, the MFS Defendants made no effort to police or even monitor compliance.

275. MFS's internal documents indicate an active and constant attempt to restrict timing in the Policed Funds, including nearly daily reports of timing transactions identified and, at times, canceled. MFS was aware of many different attempts at timing, of various degrees of sophistication and deviousness on the parts of broker/dealers and ultimate customers. Consequently, the MFS Defendants knew that all MFS Funds that were not being actively policed were going to be subjected to systematic market timing.

276. The widespread market-timing trading was explicitly permitted by the MFS Defendants as directed in a memorandum issued to brokers that sold MFS funds. The memorandum, issued in early 2001, cleared five of the MFS Funds for the prohibited trading practices and ordered brokers to accept short-term trades, "even if a pattern of excessive trading has been detected."

277. As a result of the secret MFS internal policies, market timing was widespread within the Unrestricted Funds. According to internal estimates reported to Ballen and Parke

in September 2003, at a time when publicity of the market timing scandal promoted MFS finally to make attempts to monitor the extent of timing in the unrestricted funds, known market timers at MFS held approximately $2 billion in assets as of May 31, 2003. This amount constituted approximately 5 percent of all assets in MFS's Unrestricted Funds, which had assets of approximately $40 billion as of April 30, 2003. And that was first the "known timers."

278.   MFS not only permitted market timing in its Unrestricted Funds, but it also **directed** known market timers into its Unrestricted Funds. Beginning at least as early as July 2001, MFS routinely provided certain broker-dealers with its internal policy allowing market timing in the Unrestricted Funds, and routinely directed known market timers to the Unrestricted Funds.

279.   Market-timing traders realized significant profits as a result of these timing arrangements at the expense of the MFS Funds. As in many cases these profits also reflect late trading, as the Defendants would frequently negotiate a timing agreement with a mutual fund management company/adviser and then proceed to late trade the target funds through intermediaries.

280.   Late traders as well as timed traders reaped huge profits from illegal transactions in the Unrestricted Funds. MFS contracted with a variety of other entities such as broker-dealers to accept orders for transactions in its funds, effectively delegating to those other entities the obligation to enforce the 4:00 pm trading deadline. The MFS Defendants completely ignored the fact that they were leaving enforcement of late trading prohibitions in the hands of the very broker/dealers they knew to be notorious timers from their ongoing efforts at enforcing restrictions in the Policed Funds.

281. As an example of the market timing and late trading practices referenced above, despite the representations in MFS prospectuses, and despite Calugar's knowledge of those representations, Calugar and the SBI defendants participated in a scheme with MFS to engage in market timing that most other fund investors were not permitted to do. The MFS Defendants as well as Calugar profited at the expense of MFS Fund investors. Calugar and SBI made trading profits of $175 million from their market timing and late trading at MFS and one other family of mutual funds. The MFS Defendants profited by way of increased advisory and other fees.

282. Calugar knew that late trading was prohibited because MFS and SBI had entered into a Dealer Agreement that specifically prohibited SBI from engaging in late trading. Further, MFS' prospectus also expressly prohibited late trading. In addition, as the owner of a self-clearing broker-dealer firm, Calugar knew, or was highly reckless in not knowing, that late trading was illegal under federal securities laws. Nevertheless, Calugar and SBI engaged in late trading for at least two years in MFS funds.

283. SBI self-cleared its trades (i.e. handled the settlement of its clients trades) through National Securities Clearing Corporation ("NSCC"). SBI created false internal records in which the order time for its trades was entered at 3:59 p.m. EST for all trades. However, Calugar and SBI routinely transmitted their orders to the NSCC up to two hours after 4:00 p.m. EST. Because Calugar was making trading decisions using his own money, he was acting as the customer and the broker and had no legitimate reason for delaying the transmission of his trades to NSCC. By sending his trades after 4:00 p.m. EST, Calugar was able to extend the time to make his market timing trading decisions, and, therefore, to take advantage of information occurring after the close of the market.

284. From at least mid-2001 through September 2003, Calugar, through SBI, was a frequent market timer in various MFS mutual funds.

285. Defendant Stern and the Canary Defendants also reaped huge profits from large volume timed trading in five of the Unrestricted Funds, beginning in 2000 and continuing right up until they were served by regulators in July 2003. Stern and the Canary Defendants, and the brokers through which they traded in the Unrestricted Funds, were very much aware of MFS's grant of free license to engage in timing transactions in the Unrestricted Funds and the fact that MFS closely monitored only the Policed Funds. Because the broker-offered timing capacity was even greater than the Canary Defendants' actual participation, neither Stern nor the Canary Defendants ever had to negotiate directly with the MFS Defendants.

286. Beginning in late 2002, Stern and the Canary Defendants increased their timing transactions in MFS's Unrestricted Funds, maintaining approximately $30 million in each of the funds in which they executed timing transactions. By May 2003, they had $165 million in capital committed to timing transactions in MFS Unrestricted Funds.

287. The above described manipulative schemes not only violated the MFS Defendants' fiduciary duties to the MFS Funds but gained the MFS Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the MFS Defendants by engaging in the scheme. All such profits were made at the expense of MFS Funds shareholders.

4. Ballen and Parke Approved and Implemented the Secret Internal Policy

288. Ballen approved the MFS policy permitting market timing in the Unrestricted Funds. In addition, in consultation with portfolio managers, he made the initial determination of which funds to designate as Unrestricted Funds. He also was involved in the process by which certain large-dollar market timing transactions in the Unrestricted Funds were

approved. Thus, Ballen played a significant role in creating and applying MFS's internal policy permitting market timing in the Unrestricted Funds.

289. Throughout the relevant period, Ballen reviewed certain of the MFS Retail Fund prospectuses, including the disclosures regarding market timing, before their dissemination. In addition, Ballen signed two registration statements for the Unrestricted Funds in 2001, all but one of the Unrestricted Funds' registration statements in 2002, and all of the registration statements for those funds in 2003. Thus, Ballen knew or recklessly disregarded that disclosures made in MFS Retail Fund prospectuses about market timing from September 1999 through October 2003 were misleading.

290. Parke also played a significant role in shaping and applying MFS's policy permitting market timing in the Unrestricted Funds. Parke had primary responsibility for determining which funds, previously designated as Unrestricted Funds by Ballen, should continue to be designated as Unrestricted Funds. Parke also reviewed MFS's internal market timing policies in mid-January 2003 and affirmatively decided not to make changes to the policies at that time. Parke also approved certain high-dollar market timing transactions.

291. Throughout the relevant period, Parke was aware of the MFS Retail Fund prospectus disclosures regarding market timing. In addition, Parke signed all but one of the registration statements for the Unrestricted Funds in 2002 and all of the registration statements for those funds in 2003. Thus, Parke knew or recklessly disregarded that disclosure statements made in MFS Retail Fund prospectuses about market timing from September 1999 through October 2003 were misleading.

292. In addition, on at least three occasions between June 2000 and June 2003, MFS

employees proposed that MFS consider changing the internal market timing policy of the Unrestricted Funds by banning market timing in those funds. On each such occasion, the policy remained unchanged.

292.   Internal MFS documents also reveal that Sun Life, the parent entity, was aware of, and approved, the secret MFS market timing policies.

5.   **Harm to the Funds**

293.   At all relevant times, late trading and other market timing activities in the Unrestricted Funds caused appreciable harm and disruption.

294.   During the relevant period, Ballen and Parke became aware of indications that market timing caused potential and actual harm and disruption to the Unrestricted Funds. For example:

(a)   In a July 3, 2003 e-mail, Ballen stated that market timing is "very disruptive in lots of places to the organization and in some cases can harm the performance of the funds due to higher trading costs as the funds buy and sell due to the cash changes." In the same e-mail, Ballen acknowledged that market-timing activity was increasing.

(b)   In October 2002, the MFS chief administrative officer informed Parke that market timing in the MFS Research Fund ("Research Fund") was negatively affecting the fund's net cash flows, and inquired whether the fund should be removed from the Unrestricted List. However, Defendants, including Parke, allowed market timing to continue in the Research Fund through at least October 2003.

(c)   Massachusetts Investor Trust Fund ("MIT") suffered disruption from market timing starting at least in the spring of 2003 and continuing at least to August 2003. In or about April 2003, the portfolio manager of MIT informed Parke that MIT on one occasion had been forced to draw on its line of credit as a result of market timing activity in

the fund. On April 17, 2003, the same individual notified Parke by email of continuing activity from market timers that was resulting in large swings in cash flow in MIT. In about May and June 2003, MIT continued to experience cash flow problems as a result of market timers, including additional days on which the fund experienced disruptions resulting from redemption requests by market timers leaving the fund. Market timing activity continued in the MIT fund through at least August 2003.

(d)   In about January 2003, Parke learned of market timing disruption to MFS fund and Nominal Defendant MFS Government Mortgage Fund ("GMF"). The GMF Fund nonetheless remained on the Unrestricted Funds list. In July 2003, the GMF portfolio manager informed Parke of problems caused by market timing in that fund. In an internal e-mail to a top-level executive at an MFS subsidiary, Parke wrote, "[t]imers in the Government Mortgage Fund have become an increasingly large problem. The size and frequency has increased. This is adding complexity to the portfolio management process. Can we take this fund off the timer list?" Ultimately, however, the Defendants, including Parke, allowed market timing to continue in GMF and the other Unrestricted Funds through October 2003.

295.   During the relevant period, there were additional indications that market timing caused potential and actual harm and disruption to the Unrestricted Funds. For example:

(a)   As early as June 2000, a senior MFS employee included in a presentation a chart entitled "Market Timing Wheel of Terror." The presentation warned that "[l]ong term investors are being penalized" by market timers and recommending specific actions to eliminate timing in all of MFS's funds, including a recommendation to notify brokers that MFS would not accept any market timing assets.

(b)   In early 2002, MFS's market timing monitor and others began to remove the MFS Emerging Growth Fund ("MEG") from the Unrestricted Funds list due to disruption

to the fund. The fund was not removed, however, at least in part because two senior executives from an MFS subsidiary requested in January 2002 that "certain timers be allowed to continue to add money to [MEG]." In approximately June 2002, an overdraft in MEG caused the fund's portfolio manager to state to another MEG portfolio manager "a big part of the problem with MEG cash is that all the 'timers' have migrated to this fund. [A portfolio manager] and others have effectively tossed them from their funds, and Ballen was willing to have the timers focus on MEG." Despite the disruption, however, Defendants allowed market timing to continue in the MEG fund through at least October 2003.

296.   Late traders, or those who place mutual fund trades after the close of the market but illegally receive fund prices calculated for trades placed prior to the market's close, were among those engaging in excessive trades in the Unrestricted Funds. Certain late traders reaped substantial profits from their transactions in the Unrestricted Funds. Indeed, it appears that the majority of the harm caused to shareholders in the Unrestricted Funds was the result of illegal late trading by a number of market timers. MFS Defendants knew about or recklessly failed to monitor and detect the late trading and further did not identify the full extent of the harm caused to the Unrestricted Funds by market timing transactions that were allowed in contravention of the funds' prospectus disclosures.

297.   As a result of an investigation by the SEC and the New York Attorney General, it was reported on December 9, 2003, that these regulators were planning suits against MFS. Despite the public awareness, neither MFS nor the Trustees had taken any action, except for commencing an action against Calugar. Eventually, the SEC initiated administrative cease-and-desist proceedings and imposed remedial sanctions, civil penalties and a cease-and-desist order in February 2004. Pursuant to that cease-and-desist order, MFS accepted a penalty and suspended Defendants Ballen (for nine months) and Parke (for six months). Approximately

a month later, in March 2004, MFS announced that Ballen and Parke would not return after completing their suspensions.

298. Additional harm to the MFS Funds includes, but is not limited to:

a. Loss of confidence of the investing public in the integrity and management of the MFS Funds, thereby resulting in the MFS Funds losing NAV and market value.

b As a result of the MFS Defendants' misconduct, the MFS Funds were exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the MFS Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, as well as the imposition of civil penalties against the MFS Funds.

6. Defendants Benefitted From Market Timing

298. Acceptance of market timing money generated many millions of dollars in advisory, distribution and administrative fees for the MFS Defendants, because those fees are based on a percentage of assets under management. Thus, MFS received advisory fees on market timing assets that it would not otherwise have received had MFS followed its own declared policies and barred market timing. Defendants Ballen and Parke personally profited as well, because the MFS bonus pool during the relevant period was determined as a percentage of MFS income. Anything that increased management fees, including investment of market timing money, increased the size of the bonus pool. Over the course of four years this increased the bonuses paid to Ballen by $57,736.56 and the bonuses paid to Parke by $58,853.02.

299. The MFS Defendants failed to disclose the conflict of interest created by MFS's acceptance of investments from market timers and management fees paid on a

percentage of those investments, contrary to the interests of long-term shareholders. The MFS Defendants did not disclose publicly to shareholders of the MFS Funds, nor did they communicate to the boards of the MFS Funds, the fact that their internal policies were diametrically opposite to their "official" policies disclosed to the public and to the Trustees. Defendants Ballen and Parke approved and implemented MFS's trading policy permitting market timing in its Unrestricted Funds during the same period that they signed registration statements for certain Unrestricted Funds that prohibited market timing. At all times material hereto, MFS acted through Ballen and Parke, and the misconduct of Ballen and Park is attributed to MFS.

7. Regulatory Investigation Reveals Defendants' Wrongdoing

300. The MFS Defendants concealed the market timing by its favored clients for years, and their cover-up would still be in place but for the investigations of the SEC and various state regulators. It was not until December 8, 2003, that Sun Life and MFS disclosed that they had been notified by the SEC that its staff had recommended action against MFS and certain of its officers for market timing transactions, and revealing for the first time that, "[u]ntil recently MFS did not monitor daily the trading activity in 11 domestic large-cap stock and high-grade bond funds. . . ."

301. The very next day, articles in *The Boston Globe* and *The New York Times* revealed the existence not merely of failure to monitor timing activity but the existence of a company-wide mandate to allow market timing in some funds while prohibiting it in others, all the while maintaining the public perception that absolutely no market timing would be tolerated in any MFS funds. On December 19, 2003, *The Wall Street Journal* reported that MFS was in talks with the New York Attorney General's office regarding potential charges, and three days later the SEC filed a civil fraud complaint against Defendants Calugar and

SBI for violations of the federal securities laws for, *inter alia*, market timing and late trading at MFS.

302. Negotiations with regulators culminated on February 5, 2004, when MFS settled charges by the SEC, the New York Attorney General's office and the New Hampshire Bureau of Securities Regulation. The regulators entered orders setting forth many of the facts alleged in this Complaint. MFS agreed to pay $225 million in restitution and civil penalties, to reduce future management fees by an estimated $125 million over the next five years, and to "undertake certain compliance and mutual fund governance reforms designed to enhance the independence of mutual fund boards of trustees and strengthen oversight of MFS's compliance with the federal securities laws." Defendants Ballen and Parke each agreed to suspensions from serving as officers or directors of any investment advisor and from serving as employees, officers or trustees of any registered investment company, along with substantial payments of penalties and disgorgements.

303. The financial penalties, while large in absolute terms, represents a mere slap on the wrist for the MFS Defendants, perhaps less than ten percent of the billions of dollars in fees they took in from the MFS Funds during the relevant period.

8. Additional Market Timing in the MFS Funds

304. Many of the additional improper trading transactions involving MFS were set forth in previous sections of this complaint, and will not be repeated here.

a. BAS

305. From 2002 through 2003, BAS cleared Canary's late trading and timing trades in several MFS mutual funds.

306.   In an e-mail dated April 10, 2002 to Canary, Andrea Wenner responding to

Noah Lerner's request for "other families of offshore funds you offer on the platform," from

BAS wrote:

> They [BAS' mutual funds department] *knew that*
> *we had agreements* and nations offshore funds. If
> you are looking for any specific fund families, I
> will be happy to check with them or if there are
> certain criteria that you are looking for, I can
> check back to see if they know of funds that meet
> those criterias. Hope this is of some help. Let me
> know what else we can do. (Emphasis added).

307.   In a follow-up e-mail sent to Noah Lerner, Andrea Wenner further

elaborated on the way in which the timing was to occur:

> We have some symbols for the AIM offshore and
> some more symbols for *MFS Sicav funds*. The
> bottom funds that have no symbol are not
> currently set up on ADP, but I have asked the
> M.F. dept to them set up. (Emphasis added).

308.   Theodore Sihpol ("Sihpol"), of BAS provided Canary with a list of MFS

funds for which he had agreements allowing him to offer timing with a "one day lag". His

September 26, 2002 e-mail reads:

> *This is a list of the MFS SICAV's and Meridian*
> *Funds we have agreements with /can trade.* We
> will have the same one day lag we have with the
> SICAV's we trade now. (Emphasis added).

309.   A February 26, 2003 e-mail from Sihpol to Canary details the way in which

the timing was to occur in the MFS funds:

> Mike and I will execute the trades and the
> commission will be paid to us. We will keep $
> 50,000 of that fee and subsequently reduce the
> monthly fees (starting the month the trade is
> executed) charged by Cockatiel by $ 50,000 for
> the first 3 months and by $32,500 for the final

month thereby accounting for the remaining
portion of the fee. Thanks again for the business.

310. BAS charged Canary a wrap fee for clearing the late trading and timing trades in the MFS funds, which Canary paid.

b. Smith Barney

311. In or around September 2002, Neal Kelly ("Kelly"), a Smith Barney broker located in New York, offered Canary "under the radar" timing capacity in MFS Emerging Growth Fund and MFS Research Fund. Canary accepted Kelly's offer.

312. Canary timed those funds offered by Kelly, through a Smith Barney account until Canary was served with the subpoena from the New York Attorney General ("NYAG") in July of 2003.

313. Kelly charged Canary a wrap fee for providing this timing capacity, which Canary paid.

314. In or around July 2002, Matt Curley, a Smith Barney broker located in Chicago, offered Canary negotiated timing capacity in an MFS fund sub-account in an ING annuity. Canary accepted the offer.

315. Canary timed the MFS fund in the ING annuity until April 2003.

316. In a February 28, 2003 email, a Canary employee informed Stern that Matt Curley telephoned him offering Canary additional timing capacity in MFS funds.

317. Smith Barney offered timing capacity in the Funds to other timers.

318-500 [Intentionally Omitted]

\

V. DEMAND FUTILITY ALLEGATIONS

501. The allegations concerning demand futility do not apply to claims asserted by the plaintiffs under Section 36(b) of the ICA, which does not confer a direct right upon the Funds or the Trusts to bring such claims.

502. Plaintiffs have not made a demand upon the Trustees of the Funds to bring action against the Adviser, the Distributor, the officers of the Funds, or any other culpable parties because doing so is excused or would be futile for the reasons set forth below.

      a.   No demand is required with respect to plaintiffs' claims under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with compensation and other payments of a material nature to the Adviser Defendants or their affiliates.

      b.   The Trustees are put into office by officers of the Funds or the Adviser, and are not required to stand for election or reelection by shareholders of the Funds except on rare occasions, and thus are not accountable to the shareholders of the Funds. Rather, the Trustees effectively serve at the pleasure of the Adviser. Additionally, the Trustees serve on the boards of virtually all of the Funds of the Fund Family, and are paid for this service with substantial Trustees' fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of the Adviser when the interests of the Adviser may conflict with the interests of the Funds.

      c.   The Trustees have been well aware, for a very long period of time, of the existence of the types of activity complained of in this action, and of the potential that such activity might have been taking place in the Fund, yet have failed to investigate or to do anything to recover for damages caused to the Fund by such activities. Indeed, despite the Trustees' awareness of investigations by state and federal law enforcement authorities,

and of the legal actions that have been brought by such authorities, the Trustees have failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause to it by such unlawful activity.

d.   Market timing is a phenomenon that has been common knowledge in the mutual fund industry at least since the 1980s. As early as 1989, the high-profile mutual fund company Fidelity Investments began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a widely-publicized book, entitled *"The New Market Wizards,"* focused attention on market timing.

e.   Since at least as early as November 5, 1997, when an article appeared in THE WALL STREET JOURNAL entitled *"Mutual Funds Fight the 'Market Timers,'"* the unlawful practices complained of have been well-known to persons in the mutual fund industry, including the Trustees of the Funds. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual funds, and the types of measures that some mutual funds had taken and were taking in order to discourage or prevent such market timing altogether.

f.   As stated in an article printed in FORTUNE on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." See *The Secrets of Eddie Stern*, FORTUNE (April 14, 2004). The article also noted that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25 percent allowed late trading.

g.   Even though the Trustees have (or should have) had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual funds and fund shareholders, the Trustees either have failed

-64-

to take action, despite their knowledge, with respect to such practices in connection with the Funds or they have failed to put in place the proper supervision and control mechanisms that would have brought the existence of such unlawful practices in the Funds to their attention.

h.   Under Section 15(c) of the ICA, 15 U.S.C. § 15(c), the Trustees have and had an express duty "to request and evaluate . . . such information as may reasonably be necessary to evaluate the terms" of any investment advisory contract with respect to the Fund. In this case, the Trustees have and had a duty to obtain all information regarding all arrangements of the Adviser that related to the Adviser's management agreement, including all terms and conditions applicable to the Adviser's performance of its duties. Any terms, conditions, or arrangements whereby the Adviser facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading are and were, in fact, part of the Adviser's contract.

i.   Alternatively, any such arrangements are and were, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Trustees either failed to request all of the "reasonably necessary" information they needed to evaluate the Adviser's contract or they knew about or approved such arrangements with respect to the Fund.

j.   Indeed, given the Trustees' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the Trustees to take the obvious, prudent measure of implementing some kind of audit system or program that would enable them to discover all aspects and all components of the advisory contract with respect to the Funds. Had the Trustees done this, they would have become aware of the existence of the specific late trading and market timing

arrangements in place with respect to such funds. However, the Trustees failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of their gross negligence, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

k.   The Trustees' duties required them independently to act without a demand from a shareholder under the circumstance of this action. Their duties did not and do not come into play only when "kick-started" by a shareholder demand. The Trustees' fiduciary duties apply and applied at all times to require them to act in the best interest of the Funds, to protect the Funds from harm, and to recover damages for the Funds when the Funds have been harmed.

l.   On September 3, 2003, the NYAG commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No Trustee could claim to be ignorant of the market timing and late trading scandal since September 3, 2003. Despite that, however, the Trustees have failed to take any action against the Adviser, the Distributor, or any persons

[other than Massachusetts Financial Services against Daniel G. Calugar and Security Brokerage, Inc. responsible for causing harm to the Funds by market timing or late trading.

m.   The purpose of a demand requirement is to bring matters to the attention of the Trustees so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Trustees *already are aware* of the matters about which they should take action to recover damages for harm to the Funds caused by market timing and late trading. Since the Trustees are already aware of the matters requiring their action, and of their duty to act, any demand under these circumstances would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance.

n.   Because the Trustees have failed for a lengthy time period to take action to recover for the Fund the damages it has suffered because of market timing and late trading, doing so at this point would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for breach of their duty of care.

o.   Given the Trustees' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, there is, at minimum, a reasonable doubt as to whether they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Trustees' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that they will be subject to personal liability for inadequate oversight of the officers and employees of the Funds. This exposure to a substantial likelihood of personal liability prevents the Trustees from being able to consider a demand impartially, if one had been made.

p.   The likelihood of personal liability is even more pronounced in the case of those Trustees who served on the Audit Committee of the Funds, [insert names], since those members had easy access to the internal documents that revealed the market timing and late trading that harmed the Funds yet they took no steps to prevent such activity or to recover damages that the Funds suffered on account of such activity.

q.   Demand upon the Trustees is also excused because the Trustees of the Trust are all either hand-picked by MFS management or else are themselves members of MFS management, and thus owe their positions as well as their loyalties solely to MFS and lack sufficient independence to exercise business judgment. Indeed, Defendants Ballen and Parke are themselves trustees, and could scarcely be expected to conduct an independent or objective investigation of their own conduct. Moreover, Trustees Scott and Shamer (the Chair) are employees of defendant MFS, and Shamer is also an executive office of MDT.

r.   Because the Trust oversees approximately 140 separate funds, the Trustees derive substantial revenue and other benefits for their services, as follows:

Trustees	2000	2001	2002	2003	Total
John W. Ballen	N/A	N/A	N/A	N/A	N/A
Kevin R. Parke	N/A	N/A	N/A	N/A	N/A
Jeffrey L. Shames	N/A	N/A	N/A	N/A	N/A
Lawrence W. Cohn	143,874	175,140	148,006	196,868	663,888
J. David Gibbons*	135,084	172,650	160,890	0	468,624
William R. Gutow	135,308	194,094	148,006	196,868	676,276
J. Atwood Ives	152,145	163,754	164,031	207,969	687,899
Abby M. O'Neill	128,034	172,150	145,450	189,682	636,316
Lawrence T. Perera	146,230	170,440	151,574	206,858	675,102
William J. Poorvu	153,405	174,008	161,463	207,969	696,845

Charles W. Schmidt❖	137,750	152,500	3,568	0	293,818
J. Dale Sherratt	153,526	183,640	149,006	196,868	685,040
Elaine R. Smith	144,160	162,729	152,574	196,868	658,331
Ward Smith	160,351	198,640	165,334	206,324	730,649
David B. Stone❖	137,750	152,500	3,568	0	293,818

* Retired at the end of 2002.

❖Retired at the end of 2001 (the 2002 payment reflects compensation received that year for a meeting in late 2001).

503.   For those Investment Companies that are organized under Massachusetts law, demand on the shareholders is excused because it would be unduly burdensome.

504-600. [Intentionally Omitted].

COUNT I

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT

(Against The MSF Corporate Defendants)

601.   Plaintiffs incorporate by reference the preceding paragraphs, except for paragraph 501 and 502.

602.   The MFS Fund Complex consists of registered investment companies within the meaning of Section 2 of the ICA.

603.   MFS is the investment adviser for the Funds as that term is defined in Section 2 of the ICA.

604.   MSFSC and MFD are affiliates of the Adviser for purposes of Section 36(b) of the ICA.

605.   Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and

due care with respect to the receipt of compensation for services or payments of a material nature paid by the mutual fund to such investment adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the advisory fee agreements, but also to the manner in which advisers seek approval of such agreements.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b), the Adviser owes and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt of compensation for services or payments of any material nature paid by the Funds or its shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any advisory agreement upon full disclosure of all information material to the Trustees' decision regarding the Adviser's compensation.

607. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the Trustees of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

608. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser from soliciting the approval of any advisory agreement from the Funds or the Trustees by use of false or misleading information, or by failing to disclose information material to the Trustees' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's permission, facilitation, or encouragement of and participation

in, or failure to detect and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent trustees.

609.   After a reasonable opportunity to conduct discovery, Plaintiffs believe the evidence will show that, for any of the Funds, the Adviser Defendants and their affiliates did not make full and fair disclosure of all information that would be material to the Trustees' decision regarding fees and/or other compensation under advisory and/or other agreements, including in particular the Adviser Defendants' permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

610.   Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

611.   After a reasonable opportunity to conduct discovery, Plaintiffs believe the evidence will show that, for any of the Funds, the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendant's facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

612.   Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholder may bring a civil action against an investment adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

613. The MFS Corporate Defendants breached their fiduciary duties to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

614. By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser Defendant and the Distributor Defendant placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

615. As alleged herein, the Adviser breached its fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

616. By virtue of the foregoing, the Adviser has violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

617. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

618. The Adviser's conduct constituted willful misfeasance, bad faith, or gross negligence, or reckless disregard of its duties.

COUNT II

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

(Against The Trustee Defendants, Officer Defendants And MFS Defendants)

619. Plaintiffs incorporate by reference the preceding paragraphs.

620. The MFS Fund Complex consists of registered investment companies, as defined by Section 2 of the ICA.

621. The Adviser Defendant is an investment adviser under Section 36(a) as that term is defined in Section 2 of the ICA.

622. The Distributor Defendant acts as the principal underwriter for the Funds under Section 36(a) as defined in Section 2 of the ICA.

623. The Trustee Defendants are directors under Section 36(a) as that term is defined in Section 2 of the ICA.

624. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), all these defendants owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the advisers to seek approval of any advisory agreement will full disclosure of information material to the board's decision regarding their compensation and the duty of the trustees to request and evaluate such information as may reasonably be necessary to evaluate advisory agreements.

625. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the Trustees of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

626.	After a reasonable opportunity to conduct discovery, Plaintiffs believe the evidence will show that the Adviser and Distributor Defendant did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

627.	Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

628.	After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendant's facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

629.	Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment advisory or distribution agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to that provision, any such agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

630.	Each of the Adviser Defendant, the Distributor Defendant, and the Trustee Defendants breached his, her, or its fiduciary duty to the Funds by the other acts alleged in

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this Complaint including, without limitation, allowing market timing and late trading all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

631. By agreeing and/or conspiring with the Additional Defendants to permit and/or encourage them to time the Funds, the Adviser Defendant and the Distributor Defendant placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

632. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

633. The Adviser's conduct constituted willful misfeasance, bad faith, or gross negligence, or reckless disregard of its duties.

COUNT III

VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT

(Against the MSF Corporate Defendants)

634. Plaintiffs incorporate by reference the preceding paragraphs.

635. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-4(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

636. For the reasons alleged herein, the agreements between or among the MFS Corporate Defendants, including the advisory agreements and the 12b-1 Plans were made in

violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

637.   Under Section 47(b) of the ICA, 15 U.S.C. § 80a-4(b), the advisory agreements and the 12b-1 Plans may be voided and the Adviser Defendant and the Distributor Defendant are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

638.   Defendants' conduct constituted willful misfeasance, bad faith, or gross negligence, or reckless disregard of its duties.

COUNT IV

VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT

(Against The Adviser Defendant and the Distributor Defendant)

639.   Plaintiffs incorporate by reference the preceding paragraphs.

640.   The Adviser Defendant and the Distributor Defendant are investment advisers within the meaning of the IAA.

641.   The Funds are clients of the Adviser Defendants and the Distributor Defendant within the meaning of Section 206 of the IAA.

642.   Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

643.   The Adviser Defendant and the Distributor Defendant have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity to

conduct discovery, Plaintiffs believe the evidence will show that the Adviser Defendant and the Distributor Defendant facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

644.   Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment adviser agreement made or approved in violation of any provision of the IAA, including the investment adviser agreements between the Adviser Defendant or the Distributor Defendant and the Funds and the 12b-1 Plans, is null and void and may not be enforced by any party thereto.

645.   As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

646.   The Adviser's conduct constituted willful misfeasance, bad faith, or gross negligence, or reckless disregard of its duties.

COUNT V

CONTROL PERSON LIABILITY UNDER SECTION 48 OF
THE INVESTMENT COMPANY ACT

(Against The Parent Defendant and Officer Defendants)

647. Plaintiffs incorporate by reference the preceding paragraphs.

648. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

649. The Parent Defendant, Sun Life, directly or indirectly, caused the Adviser Defendant and the Distributor Defendant to engage in the unlawful conduct alleged herein.

650. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendant is liable for causing, directly or indirectly, the Adviser Defendants and the Distributor Defendant to engage in the unlawful conduct alleged herein.

651. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY

(Against The Adviser Defendant, The Distributor Defendant
And The Trustee Defendants)

652. Plaintiffs incorporate by reference the preceding paragraphs.

653. The Adviser Defendant, the Distributor Defendant, and the Trustee Defendants, and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due

care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

654. To discharge those duties, these defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

655. As alleged in this Complaint, each of these defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

656. As alleged above, these defendants also breached their fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

657. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

658. These defendants' conduct constituted willful misfeasance, bad faith, or gross negligence, or reckless disregard of duty.

COUNT VII

BREACH OF CONTRACT

(Against The Adviser Defendants)

659.   Plaintiffs incorporate by reference the preceding paragraphs.

660.   The Funds have entered into Advisory Agreements with the Adviser Defendant, which are renewed annually.

661.   The Funds have fully performed their obligations under those agreements.

662.   These Advisory Agreements required the Adviser to comply with the requirements of the ICA and all rules and regulations of the SEC promulgated thereunder.

663.   These Advisory Agreements also required the Adviser to comply with all the rules, regulations and policies of the Funds, as set forth in the prospectuses, the SAIs and otherwise.

664.   As a direct and proximate result of the wrongful conduct alleged above, the Adviser has breached these Advisory Agreements. The Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead weight, Dilution and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which the Advisor Defendant is liable.

COUNT VIII

BREACH OF CONTRACT

(Against Defendant BAS)

665.   Plaintiffs incorporate by reference the preceding paragraphs.

666.   Upon information and belief, throughout the relevant period, BAS and MFS or MFD were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

667. The Funds, for whose benefit the Adviser entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

668. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

669. Upon information and belief, under the Dealer Agreements, information and belief, in the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund/SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements, BAS and the Adviser Defendant agreed that Day 1 Trades would be priced at the Day 1 NAV and the Day 2 Trades at the Day 2 NAV.

670. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

671. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and timers, including defendants Aurum, Trautman, Canary, and Pritchard, to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule, and permitted the funds in the MFS family of funds to be late traded and timed to the detriment of the funds.

672. Accordingly, BAS has breached its Dealer Agreements with the Adviser.

673. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT IX

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against The Additional Defendants)

674. Plaintiffs incorporate by reference the preceding paragraphs.

675. The Additional Defendants knew of the existence and extent of the fiduciary duties owed by the Trustees, the Advisors and the Distributor to the Funds. The Additional Defendants knew that market timing and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

676. The Additional Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Advisor and Distributor Defendant in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

677. The Additional Defendants are jointly and severally liable with the Advisor and Distributor Defendant to the Funds for damages proximately caused by their aiding and abetting as alleged herein

678. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which

reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT X

UNJUST ENRICHMENT

(Against All Defendants Except the Trustee Defendants)

679. Plaintiffs incorporate by reference the preceding paragraphs.

680. Defendants received a benefit in the profits they earned as a result of its unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

681. Justice and equity require that Defendants not be allowed to retain those profits.

682. Justice and equity require that Defendants unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

683. The Defendants' conduct constituted willful misfeasance, bad faith, or gross negligence, or reckless disregard of duty.

COUNT XI

COMMON LAW INTERFERENCE WITH CONTRACT

(Against The Additional Defendants)

684. Plaintiffs incorporate by reference the preceding paragraphs.

685. The Adviser and the Funds are parties to the Investment Advisory Agreement

686. The Adviser breached the Investment Advisory Agreement in the manner and by the actions described in this Complaint.

687. The Additional Defendants knew of the existence of the Investment Advisory Agreement between the Adviser and the Funds and knew its terms.

688.   The Additional Defendants knowingly and intentionally induced the Adviser to breach that contract and interfered with the Adviser's present and future performance of the Investment Advisory Agreement by its acts of wrongdoing as described in this Complaint, intending to and proximately causing the described breaches of the Investment Advisory Agreement.

689.   The Additional Defendants carried out this wrongful conduct with knowledge that this conduct would interfere with the Investment Advisory Agreements and cause such breaches of the Investment Advisory Contract and did in fact cause breaches of such contract.

690.   The actions of the Additional Defendants were improper and without justification or privilege.

691.   As a direct and proximate result of the Additional Defendants' wrongful conduct, Additional Defendants are jointly and severally liable to the Funds with the Adviser for injuries and damages the Funds have suffered and which they will continue to suffer and are liable for actual and punitive damages.

COUNT XII

CIVIL CONSPIRACY

(Against All Defendants Except Trustee Defendants)

692.   Plaintiffs incorporate by reference the preceding paragraphs.

693.   These Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

694.   The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

695.   The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

696.   As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

697.   The Defendants' conduct constituted willful misfeasance, bad faith, or gross negligence, or reckless disregard of its duties.

WHEREFORE, Plaintiff prays for judgment as follows:

A.   Removing each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees;

B.   Removing the Adviser Defendant and the Distributor Defendant;

C.   Rescinding the management and other contracts for the Funds with the Adviser, Distributor and other Defendants;

D.   Rescinding the 12b-1 Plans adopted by the Funds;

E.   Ordering Defendants to disgorge all management fees and other compensation paid to the Adviser and all profits earned on unlawful trading and all management and other fees earned during the period of such trading;

F.   Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon;

G.   Awarding Plaintiffs the fees and expenses incurred in this action, including

reasonable allowance of fees for plaintiffs' attorneys, and experts,

H.   Granting Plaintiffs such other and further relief as the Court may deem just and

proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by

jury of all issues so triable.

Dated:

POMERANTZ, HAUDEK, BLOCK,
    GROSSMAN & GROSS LLP

By:_____/s/_____
        Stanley M. Grossman
        H. Adam Prussin
        Jeremy A. Lieberman
100 Park Avenue
New York, NY 10017
(212) 661-1100

WOLF HALDENSTEIN ADLER
    FREEMAN & HERZ LLP
    Daniel W. Krasner
    Mark C. Rifkin
    Demet Basar
    Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP
    Nicholas E. Chimicles
    Michael D. Gottsch
    Denise Davis Schwartzman
    Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

Fund Derivative Executive Committee

CHITWOOD & HARLEY, L.L.P.
　　Edward H. Nicholson, Jr.
2300 Promenade II
1230 Peachtree Street, N.E.
Atlanta, GA 30309
(404) 873-3900

LAW OFFICE OF KLARI NEUWELT
110 East 59th Street, 29th floor
New York, NY 10022
(212) 593-8800

MFS Fund Derivative Plaintiffs'
Steering Committee

FARUQI & FARUQI
　　David Leventhal
　　Dennis Dollar
320 East 39th Street
New York, NY 10016
(212) 983-9330

DEUTSCH WILLIAMS BROOKS
　DeRENSIS & HOLLAND, P.C.
99 Summer Street
Boston, MA 02110
(617) 951-2300

ALAN L. KOVACS
2001 Beacon Street, Suite 106
Boston, MA 02110

Fund Derivative Plaintiffs' Counsel

APPENDIX

MFS Mutual Funds to which Defendant MFS has served as financial adviser during the relevant period

Open-End Funds

-- Massachusetts Investors Trust

-- Massachusetts Investors Growth Stock Fund

-- MFS Growth Opportunities Fund

-- MFS Government Securities Fund

-- MFS Government Limited Maturity Fund

-- MFS Series Trust I (comprising 12 series)
    MFS Managed Sectors Fund
    MFS Cash Reserves Fund
    MFS Global Asset Allocation Fund
    MFS Strategic Growth Fund
    MFS Research Growth and Income Fund
    MFS Core Growth Fund
    MFS New Discovery Fund
    MFS Technology Fund
    MFS Research International Fund
    MFS Global Telecommunications Fund
    MFS Japan Equity Fund
    MFS Value Fund

-- MFS Series Trust II (comprising 2 series)
    MFS Emerging Growth Fund
    MFS Large Cap Growth Fund

-- MFS Series Trust III (comprising 3 series)
    MFS High Income Fund
    MFS Municipal High Income Fund
    MFS High Yield Opportunities Fund

-- MFS Series Trust IV (comprising 4 series)
    MFS Money Market Fund
    MFS Government Money Market Fund
    MFS Municipal Bond Fund
    MFS Mid Cap Growth Fund

-- MFS Series Trust V (comprising 5 series)
    MFS Total Return Fund
    MFS Research Fund
    MFS International New Discovery Fund
    MFS International Strategic Growth Fund
    MFS International Value Fund

-- MFS Series Trust VI (comprising 3 series)
    MFS Global Total Return Fund
    MFS Utilities Fund
    MFS Global Equities Fund

-- MFS Series Trust VII (comprising 2 series)
    MFS Global Governments Fund
    MFS Capital Opportunities Fund

-- MFS Series Trust VIII (comprising 2 series)
    MFS Strategic Income Fund
    MFS Global Growth Fund

-- MFS Series Trust IX (comprising 8 series)
    MFS Bond Fund
    MFS Limited Maturity Fund
    MFS Municipal Limited Maturity Fund
    MFS Research Bond Fund
    MFS Intermediate Investment Grade Bond Fund
    MFS Emerging Opportunities Fund
    MFS Large Cap Value Fund
    MFS High Quality Bond Fund

-- MFS Series Trust X (comprising 19 series)
    MFS Government Mortgage Fund
    MFS Emerging Markets Equity Fund
    MFS International Growth Fund
    MFS International Investors Trust
    MFS Strategic Value Fund
    MFS Emerging Markets Debt Fund
    MFS Income Fund
    MFS European Equity Fund
    MFS High Yield Fund
    MFS New Endeavor Fund
    MFS Multi Cap Growth Fund
    MFS Fundamental Growth Fund
    MFS Gemini Large Cap U.S. Fund
    MFS Gemini U.K. Fund
    MFS Global Finance Services Fund
    MFS International ADR Fund
    MFS Global Conservative Equity Fund

MFS International Core Equity Fund
MFS Global Health Services Fund

-- MFS Municipal Series Trust (comprising 18 series)
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund
MFS Massachusetts Municipal Bond Fund
MFS Massachusetts Municipal High Income Bond Fund
MFS Mississippi Municipal Bond Fund
MFS New York Municipal Bond Fund
MFS New York Municipal High Income Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund
MFS Municipal Income Fund

-- MFS Variable Insurance Trust (comprising 18 series)
MFS Emerging Growth Series
MFS Capital Opportunities Series
MFS Research Series
MFS Investors Trust Series
MFS Total Return Series
MFS Utilities Series
MFS High Income Series
MFS Strategic Income Series
MFS Bond Series
MFS Money Market Series
MFS New Discovery Series
MFS Investors Growth Stock Series
MFS Global Equity Series
MFS Mid Cap Growth Series
MFS Value Series
MFS Emerging Markets Equity Series
MFS Limited Maturity Series
MFS Global Governments Series

-- MFS Institutional Trust (comprising 10 series)
MFS Institutional Emerging Equities Fund
MFS Institutional Research Fund
MFS Institutional Mid Cap Growth Fund

MFS Institutional International Equity Fund
MFS Institutional Core Equity Fund
MFS Institutional Large Cap Growth Fund
MFS Institutional Large Cap Value Fund
MFS Institutional International Research Equity Fund
MFS Institutional Real Estate Investment Fund
MFS Institutional High Yield Fund

Closed-End Funds

-- MFS Municipal Income Trust
-- MFS Multimarket Income Trust
-- MFS Government Markets Income Trust
-- MFS Intermediate Income Trust
-- MFS Charter Trust
-- MFS Special Value Trust

Defendant MFS has not served as investment adviser to MFS Series XI trust (comprised of 3 series)

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	: :	MDL No. 1586 Judge J. Frederick Motz
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This Document Relates to:	:	
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Anita Walker v. Massachusetts Financial Services Company, et al., Civil Action No. 1:04-CV-01758	: :	1:04-md-15863-JFM Judge J. Frederick Motz
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	:	
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AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT

Plaintiff Anita Walker, a participant in the MFSavings Retirement Plan (the "Plan") during the relevant time period, on behalf of herself and a class of all others similarly situated, alleges as follows:

INTRODUCTION

1.   This is a class action brought pursuant to § 502 of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1132, against Plan fiduciaries, including Massachusetts Financial Services Company ("MFS" or the "Company").

2.   401(k) plans confer tax benefits on participating employees to incentivize saving for retirement and/or other long-term goals. Employees participating in a 401(k) plan may have the option of purchasing the mutual fund investment options created by their employer, often the sponsor of the plan, for part of their retirement investment portfolios. A number of mutual funds within the MFS family of mutual funds, which include the MFS Capital Opportunities Fund,

MFS Core Growth Fund, MFS Emerging Growth Fund, MFS Large Cap Growth Fund, MFS Managed Sectors Fund, MFS Mid Cap Growth Fund, MFS New Discovery Fund, MFS New Endeavor Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Technology Fund, Massachusetts Investors Growth Stock, MFS Mid Cap Value Fund, MFS Research Growth and Income Fund, MFS Total Return Fund, MFS Union Standard Equity Fund, MFS Utilities Fund, MFS Value Fund, Massachusetts Investors Trust, MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Moderate Allocation Fund, MFS Bond Fund, MFS Emerging Markets Debt Fund, MFS Government Limited Maturity Fund, MFS Government Mortgage Fund, MFS Government Securities Fund, MFS High Income Fund, MFS High Yield Opportunities Fund, MFS Intermediate Investment Grade Bond Fund, MFS Limited Maturity Fund, MFS Research Bond Fund, MFS Strategic Income Fund, MFS Alabama Municipal Bond Fund, MFS Arkansas Municipal Bond Fund, MFS California Municipal Bond Fund, MFS Florida Municipal Bond Fund, MFS Georgia Municipal Bond Fund, MFS Maryland Municipal Bond Fund, MFS Massachusetts Municipal Bond Fund, MFS Mississippi Municipal Bond Fund, MFS Municipal Bond Fund, MFS Municipal Limited Maturity Fund, MFS New York Municipal Bond Fund, MFS North Carolina Municipal Bond Fund, MFS Pennsylvania Municipal Bond Fund, MFS South Carolina Municipal Bond Fund, MFS Tennessee Municipal Bond Fund, MFS Virginia Municipal Bond Fund, MFS West Virginia Municipal Bond Fund, MFS Emerging Markets Equity Fund, MFS Global Equity Fund, MFS Global Growth Fund, MFS Global Total Return Fund, MFS International Growth Fund, MFS International New Discovery Fund, MFS International Value Fund, and MFS Research International Fund (collectively the funds offered under the Plan are referred to as the "MFS Funds") are investment alternatives in the Plan.

3.   Plaintiff Anita Walker was an employee of MFS and was a participant in the Plan during the relevant time period. Plaintiff's retirement investment portfolio included MFS Funds.

4.   Plaintiff alleges that defendants, as fiduciaries of the Plan, breached their duties to her and to the other participants and beneficiaries of the Plan in violation of ERISA, particularly with regard to the Plan's holdings of MFS Funds.

5.   During the Class Period, defendants knew or should have known that MFS Funds were imprudent investment alternatives for the Plan. Defendants played an active role in implementing unlawful mutual fund trading methods utilized by the Company to artificially dilute the value of certain investment alternatives within the Plan, namely, the MFS Funds, or had intimate knowledge of these activities.

6.   Defendants are liable under ERISA to restore losses sustained by the Plan as a result of their breaching of their fiduciary obligations.

JURISDICTION AND VENUE

7.   This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 and ERISA § 502(e)(1), 29 U.S.C. § 1132(e)(1).

8.   Venue is proper in this district pursuant to ERISA § 502(e)(2), 29 U.S.C. § 1132(e)(2), because the Plan was administered in this district, some or all of the fiduciary breaches for which relief is sought occurred in this district, and/or some defendants reside or maintain their primary place of business in this district.

PARTIES

Plaintiff

9.   Plaintiff Anita Walker was an MFS employee, was a participant in the Plan

pursuant to § 3(7) of ERISA, 29 U.S.C. § 1102(7), and held MFS Funds in her retirement investment portfolio.

Defendants

10.   Defendant MFS is a registered investment adviser located in Boston, Massachusetts. MFS manages the MFS Funds. The Company maintains its principal place of business at 500 Boylston Street, Boston, MA 02116. According to the Company's Form 5500, filed with the Department of Labor ("DOL") for the fiscal year ended December 31, 2001 (the "2001 Form 5500"), MFS is the Plan sponsor. Upon information and belief, MFS was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets. Upon information and belief, MFS was also the de facto Plan Administrator to the extent members of its Board of Directors were members of the MFS Retirement Committee, defined below. As a de facto Plan Administrator, MFS possessed the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan. Upon information and belief, MFS was responsible for disseminating the Summary Plan Description ("SPD") to Plan participants.

11.   Defendant Massachusetts Financial Services Corporation Retirement Committee ("Retirement Committee") is the designated Plan Administrator. As Plan Administrator, the Retirement Committee was a fiduciary of the Plan within the meaning of ERISA in that it, and its individual members, exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets, including but

not limited to the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan. Upon information and belief, the Retirement Committee and its individual members also were responsible for disseminating the SPD along with the prospecti of the various investment options under the Plan.

12.   Defendant Jeffrey L. Shames ("Shames") is the Chairman of MFS and signed the Company's 2001 Form 5500 as the Plan Administrator. Upon information and belief, Shames was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets, including but not limited to the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan. Upon information and belief, Shames also was responsible for disseminating the SPD along with the prospecti of the various investment options under the Plan.

13.   Defendant Joseph W. Dello Russo ("Dello Russo") signed the Company's 2001 Form 5500 on behalf of the Company as Plan Sponsor. Upon information and belief, Dello Russo was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

14.   Defendant Eric Burns ("Burns") served as Secretary of the Retirement Committee during the Class Period. Upon information and belief, Burns was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management

and administration of the Plan and/or management and disposition of the Plan's assets, including but not limited to the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan. Upon information and belief, Burns also was responsible for disseminating the SPD along with the prospecti of the various investment options under the Plan.

15.   Defendants include named and de facto fiduciaries with respect to the Plan. All defendants exercised discretionary authority or control regarding management of the Plan, management of the Plan's assets, and/or administration of the Plan.

THE PLAN

16.   The MFSavings Retirement Plan is an "employee pension benefit plan," as defined by § 3(2)(A) of ERISA, 29 U.S.C. § 1002(2)(A). The relief requested in this action is for the benefit of the Plan and its participants/beneficiaries.

17.   According to the 2001 Form 5500, the Plan is a defined contribution plan sponsored by MFS for the benefit of employees of the Company.

18.   Upon information and belief, Plan participants are permitted each pay period to contribute a percentage of their compensation into the Plan, and direct their contributions into one of a number of mutual funds and fixed income investments. Among these investment alternatives, participants can choose to direct all or part of their contributions into various MFS Funds.

19.   According to the Company's 2001 Form 5500, as of December 31, 2001, the Plan's interest in registered investment companies (i.e. mutual funds) totaled **$54,009,970**, or **97.6%** of the Plan's total assets.

20. Upon information and belief, among the Plan's mutual fund investments are at least one, if not more of the following: the MFS Emerging Growth Fund, Massachusetts Investors Trust Fund, Massachusetts Investors Growth Stock Fund, MFS Research Fund, and MFS Total Return Fund. As discussed below, internal Company memoranda have revealed that the Company permitted illegal timing activity to occur in all five of these funds.

21. As a result of defendants' treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, defendants materially diluted the value of these assets of the Plans.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action as a class action pursuant to Rules 23(a), (b)(1), (b)(2) and (b)(3) of the Federal Rules of Civil Procedure on behalf of herself and the following class of persons similarly situated (the "Class"):

> All persons who were participants in or beneficiaries of the Plan at any time between December 15, 1998 and the present (the "Class Period") and whose accounts included investments in MFS Funds.

DEFENDANTS' FIDUCIARY STATUS

23. During the Class Period, upon information and belief, defendants had discretionary authority with respect to the management of the Plan and/or the management or disposition of the Plan's assets.

24. During the Class Period, all of the defendants acted as fiduciaries of the Plan pursuant to § 3(21)(A) of ERISA, 29 U.S.C. § 1002(21)(A), and the law interpreting that section.

25. ERISA requires every plan to provide for one or more named fiduciaries who will have "authority to control and manage the operation and administration of the plan." § 402(a)(1), 29 U.S.C. § 1102(a)(1). Upon information and belief, at least MFS is a named fiduciary of the Plan.

26. Upon information and belief, instead of delegating all fiduciary responsibility for the Plan to external service providers, MFS chose to internalize this fiduciary function.

27. ERISA treats as fiduciaries not only persons explicitly named as fiduciaries under § 402(a)(1), but also any other persons who act in fact as fiduciaries, *i.e.*, performed fiduciary functions. Section 3(21)(A)(i) of ERISA, 29 U.S.C. §1002(21)(A)(i), provides that a person is a fiduciary "to the extent . . . he exercises any discretionary authority or discretionary control respecting management of such plan or exercises any authority or control respecting management of disposition of its assets . . . ." During the Class Period, defendants performed fiduciary functions under this standard, and thereby also acted as fiduciaries under ERISA.

FACTUAL ALLEGATIONS

28. Plaintiff hereby incorporates by reference in their entirety the allegations contained in the "FACTUAL ALLEGATIONS" of the Consolidated Amended Complaint against MFS and the individual defendants herein for securities law violations filed with the Court in the In re MFS track of MDL 1586, Case No. 04-MD-15863.

A. Defendants Knew or Should have Known that MFS Funds Were Not Prudent Plan Investments

29. Throughout the Class Period, the Company engaged in illegal conduct involving timing of the MFS Funds, which, upon information and belief, constituted the *vast majority* of

the available investment alternatives in the Plan.

30.   The Company's illegal timing activities materially diluted the value of the MFS Funds.

31.   At all relevant times, defendants knew or should have known that MFS was improperly diluting the revenues of the MFS Funds by devising and implementing a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing favored investors to engage in timing of the MFS Funds throughout the Class Period and in violation of their fiduciary duties to the Plan participants.

32.   Defendants failed to conduct an appropriate investigation into whether the MFS Funds were prudent investments for the Plan and, in connection therewith, failed to provide the Plan participants with information regarding the true investment worthiness of the MFS Funds, such that other fiduciaries and the Plan participants could make informed decisions regarding the MFS Funds and otherwise failed to protect the Plan and its participants against inevitable losses.

33.   An adequate investigation by defendants would have revealed to a reasonable fiduciary that investment by the Plan in the MFS Funds, under these circumstances, was imprudent. A prudent fiduciary acting under similar circumstances would have acted to protect participants against unnecessary losses, and would have made a different investment decision.

34.   Because defendants knew or should have known that MFS Funds were not prudent investment options for the Plan, they had an obligation to protect the Plan and its participants from unreasonable and entirely predictable losses incurred as a result of the Plan's investment in MFS Funds.

35.   Defendants had available to them several different options for satisfying this duty,

including: making appropriate public disclosures as necessary; divesting the Plan of MFS Funds; consulting independent fiduciaries regarding appropriate measures to take in order to prudently and loyally serve the participants of the Plan; or resigning as Plan fiduciaries to the extent that as a result of their employment by the Company they could not loyally serve Plan participants in connection with the Plan's acquisition and holding of MFS Funds.

B.   **Defendants Regularly Communicated with Plan Participants Concerning Purchases of MFS Funds, Yet Failed to Disclose the Imprudence of Investment in MFS Funds**

36.   Upon information and belief, the Company regularly communicated with Plan participants about the performance and prospects of the MFS Funds, collectively, upon information and belief, the largest single asset class in the Plan. During the Class Period, the Company fostered a positive attitude toward the MFS Funds, and/or allowed Plan participants to follow their natural bias towards investment in the mutual fund offerings of their employer by not disclosing negative material information concerning investment in the MFS Funds. As such, Plan participants could not appreciate the true risks presented by investments in the MFS Funds and therefore could not make informed decisions regarding investments in the Plan.

CLAIMS FOR RELIEF UNDER ERISA

37.   At all relevant times, defendants were and acted as fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

38.   ERISA § 502, 29 U.S.C. §1132, provides, in pertinent part, that a civil action may be brought by a participant for relief under ERISA § 409, 29 U.S.C. §1109.

39.   ERISA § 409(a), 29 U.S.C. §1109(a), "Liability for Breach of Fiduciary Duty," provides, in pertinent part, that any person who is a fiduciary with respect to a plan who breaches

any of the responsibilities, obligations, or duties imposed upon fiduciaries by this title shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate, including removal of such fiduciary.

40.   ERISA § 404(a)(1)(A) and (B), 29 U.S.C. § 1104(a)(1)(A) and (B), provides, in pertinent part, that a fiduciary shall discharge his duties with respect to a plan *solely in the interest of the participants* and beneficiaries, for the *exclusive purpose of providing benefits to participants* and their beneficiaries, and *with the care, skill, prudence, and diligence* under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

41.   These fiduciary duties under ERISA § 404(a)(1)(A) and (B) are referred to as the *duties of loyalty, exclusive purpose and prudence* and are the "highest known to the law." They entail, among other things:

        a.   The duty to conduct an independent and thorough investigation into, and continually to monitor, the merits of all the investment alternatives of a plan, including in this instance, MFS Funds, to ensure that each investment is a suitable option for the plan; and

        b.   A duty to disclose and inform, which encompasses: (1) a negative duty not to misinform; (2) an affirmative duty to inform when the fiduciary knows or should know that silence might be harmful; and (3) a duty to convey complete and accurate information material to the circumstances of participants and beneficiaries.

42.   ERISA § 405(a), 29 U.S.C. § 1105(a), "Liability for breach by co-fiduciary," provides, in pertinent part, that:

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"...in addition to any liability which he may have under any other provision of this part, a fiduciary with respect to a plan shall be liable for a breach of fiduciary responsibility of another fiduciary with respect to the same plan in the following circumstances: (A) if he participates knowingly in, or knowingly undertakes to conceal, an act or omission of such other fiduciary, knowing such act or omission is a breach; (B) if, by his failure to comply with section 404(a)(1), 29 U.S.C. §1104(a)(1), in the administration of his specific responsibilities which give rise to his status as a fiduciary, he has enabled such other fiduciary to commit a breach; or (C) if he has knowledge of a breach by such other fiduciary, unless he makes reasonable efforts under the circumstances to remedy the breach."

43.   Plaintiff therefore bring this action under the authority of ERISA §502 for Plan-wide relief pursuant to ERISA § 409(a) to recover losses sustained by the Plan arising out of the breaches of fiduciary duties by the defendants.

CAUSATION

44.   The Plan suffered at least millions of dollars in losses because substantial assets of the Plan were imprudently allowed to be put at great risk by defendants through Plan investment in MFS Funds during the Class Period, in breach of defendants' fiduciary duties. This loss is reflected in the diminished account balances of the Plan's participants.

45.   Defendants are responsible for losses caused by participant direction of investment in MFS Funds, because defendants failed to take the necessary and required steps to ensure effective and informed independent participant control over the investment decision-making process, as required by ERISA § 404(c), 29 U.S.C. § 1104(c), and the regulations promulgated thereunder. Defendants concealed material, non-public facts from participants, and provided misleading, inaccurate, and incomplete information to them regarding the nature of MFS's illicit activities and the true underlying values of the MFS Funds, misrepresenting their soundness as investment vehicles. As a consequence, participants did not exercise independent

control over their investments in MFS Funds, and defendants remain liable under ERISA for losses caused by such investment.

46. Had the defendants not breached their fiduciary and/or co-fiduciary duties by treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, the Plans would have avoided a substantial portion of the losses suffered through continued investment in MFS Funds.

COUNT I

Failure to Prudently and Loyally Manage Plan Assets
(Breaches of Fiduciary Duties in Violation of ERISA § 404)

47. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

48. At all relevant times, as alleged above, the defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

49. As alleged above the defendants were all responsible, in different ways and to differing extents, for the selection, maintenance, and monitoring of the Plan's investment options, including the option of MFS Funds.

50. Under ERISA, fiduciaries who exercise discretionary authority or control over management of a plan or disposition of a plan's assets are responsible for ensuring that investment options made available to participants under a plan are prudent. Furthermore, such fiduciaries are responsible for ensuring that assets within the plan are prudently invested. The

defendants were responsible for ensuring that all investments in MFS Funds in the Plan were prudent, and are liable for losses incurred as a result of such investments being imprudent.

51. Moreover, a fiduciary's duty of loyalty and prudence require it to disregard plan documents or directives that it knows or reasonably should know would lead to an imprudent result or would otherwise harm plan participants or beneficiaries. ERISA § 404(a)(1)(D), 29 U.S.C. § 1104(a)(1)(D). Thus, a fiduciary may not blindly follow plan documents or directives that would lead to an imprudent result or that would harm plan participants or beneficiaries, nor allow others, including those whom they direct or who are directed by the plan (e.g. plan trustees) to do so.

52. The defendants breached their duties to prudently and loyally manage the Plan's assets. During the Class Period these defendants knew or should have known that MFS Funds were not a suitable and appropriate investment for the Plan as described herein. Nonetheless, during the Class Period, these fiduciaries continued to offer MFS Funds as an investment options for the Plan and to direct and approve Plan investment in MFS Funds, instead of cash or other investments. Moreover, during the Class Period, despite their knowledge of the imprudence of the investment, defendants failed to take adequate steps to prevent the Plan, and indirectly the Plan participants and beneficiaries, from suffering losses as a result of the Plan's investments in MFS Funds.

53. The fiduciary duty of loyalty also entails a duty to avoid conflicts of interest and to resolve them promptly when they occur. A fiduciary must always administer a plan with single-minded devotion to the interests of the participants and beneficiaries, regardless of the interests of the fiduciaries themselves or the plan sponsor.

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54.   The defendants also breached their co-fiduciary obligations by, among other failures, knowingly participating in, making no effort to remedy, and/or knowingly undertaking to conceal, their fellow defendants' failure to prudently and loyally manage Plan assets in the exercise of their discretion with respect to offering MFS Funds as investment options in the Plan despite knowing that such failures were breaches of their ERISA-mandated fiduciary duties.

55.   Defendants were unjustly enriched by the fiduciary breaches described in this Count.

56.   As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly the plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

57.   Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT II

Failure to Monitor the Retirement Committee
and Provide It With Accurate Information
(Breaches of Fiduciary Duties in Violation of ERISA § 404 by MFS)

58.   Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

59.   At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

60.   At all relevant times, as alleged above, the scope of the fiduciary responsibility of

MFS included the responsibility to monitor other fiduciaries.

61.   The duty to monitor entails both giving information to and reviewing the actions of the monitored fiduciaries, including at least the Retirement Committee and/or employee fiduciary delegates of the Retirement Committee. In this case, that meant that the monitoring fiduciaries, including MFS, have the duty to:

(1)   Ensure that the Retirement Committee possesses the needed credentials and experience, or uses qualified advisors and service providers to fulfill its duties. It must be knowledgeable about the operations of the Plan, the goals of the Plans, and the behavior of Plan participants;

(2)   Ensure that the Retirement Committee is provided with adequate financial resources to do its job;

(3)   Ensure that the Retirement Committee has adequate information to do its job of overseeing the Plan investments;

(4)   Ensure that the Retirement Committee has ready access to outside, impartial advisors when needed;

(5)   Ensure that the Retirement Committee maintains adequate records of the information on which it bases its decisions and analysis with respect to Plan investment options; and

(6)   Ensure that the Retirement Committee reported regularly to the Company. The Company must have then reviewed, understood, and approved the conduct of the hands-on fiduciaries.

62.   Under ERISA, a monitoring fiduciary must ensure that the monitored fiduciaries

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are performing their fiduciary obligations, including those with respect to the investment of plan assets, and must take prompt and effective action to protect the plan and participants when they are not. In addition, a monitoring fiduciary must provide the monitored fiduciaries with complete and accurate information in their possession that they know or reasonably should know that the monitored fiduciaries must have in order to prudently manage the plan and the plan assets.

63.   MFS breached its fiduciary monitoring duties by, among other things, (a) failing to ensure that the monitored fiduciaries had access to knowledge about the Company's illegal timing activities alleged above, which made the MFS Funds imprudent retirement investments, and (b) failing to ensure that the monitored fiduciaries appreciated the huge risk of significant investment by rank and file employees in undiversified mutual fund alternative investments provided by the Company. MFS knew or should have known that the fiduciaries they were responsible for monitoring were imprudently allowing the Plan to continue offering shares of the MFS Funds as Plan investments, and continuing to invest Plan assets in the MFS Funds when it no longer was prudent to do so, yet failed to take action to protect the participants from the consequences of these fiduciaries' failures.

64.   In addition, as a result of its inappropriate practices and implicit knowledge thereof, MFS, in connection with its monitoring and oversight duties, was required to disclose to the individual defendants accurate information about the financial condition and practices of MFS that they knew or should have known that these defendants needed to make sufficiently informed decisions. By remaining silent and continuing to conceal such information from the other fiduciaries, these defendants breached their monitoring duties under the Plan and ERISA.

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65. MFS is liable as a co-fiduciary because: (1) it knowingly participated in the fiduciary breaches by its fellow defendant-fiduciaries in the activities implicated in this Count; (2) it enabled the breaches by these defendants; and (3) by having knowledge of these breaches yet not making any effort to remedy them.

66. Defendants in this Count were unjustly enriched by the fiduciary breaches described in this Count.

67. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan and indirectly plaintiff (and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

68. Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT III

Failure to Provide Complete and Accurate Information
to Plan Participants and Beneficiaries
(Breaches of Fiduciary Duties in Violation of ERISA §§ 404 and 405 of ERISA)

69. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

70. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C.§ 1002(21)(A).

71. At all relevant times, the scope of the fiduciary responsibility of the defendants included Plan communications to Plan participants and beneficiaries.

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72.   The duty of loyalty under ERISA requires fiduciaries to speak truthfully to participants, not to mislead them regarding the plan or plan assets, and to disclose information that participants need in order to exercise their rights and interests under the plan. This duty to inform participants includes an obligation to provide participants and beneficiaries of the Plan with complete and accurate information, and to refrain from providing false information or concealing material information regarding Plan investment options such that participants can make informed decisions with regard to investment options available under the Plan. This duty applied to all Plan investment options presented by the Company during the Class Period, including investment in MFS Funds.

73.   The defendants breached their duty to inform participants by failing to provide complete and accurate information regarding investment in shares of the MFS Funds, MFS's improper timing activities, and the consequent artificial dilution of shares of the MFS Funds, and generally, by conveying inaccurate information regarding the soundness of investing in the MFS Funds. These failures were particularly devastating to the Plan and the participants; a vast majority of the Plan's assets were invested in shares of the MFS Funds during the Class Period and, thus, losses stemming from such investment, had an enormous impact on the value of participants' retirement assets.

74.   Defendants in this Count are also liable as co-fiduciaries because (1) they knowingly participated in and knowingly undertook to conceal the failure of the other fiduciaries to provide complete and accurate information regarding MFS Funds, despite knowing of their breaches; (2) they enabled such conduct as a result of their own failure to satisfy their fiduciary duties; and (3) they had knowledge of the other fiduciaries' failures to satisfy their duty to

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provide only complete and accurate information to participants, yet did not make any effort to remedy the breaches.

75.   Where a breach of fiduciary duty consists of, or includes, misrepresentations and omissions material to a decision by a reasonable Plan participant that results in harm to the participant, the participant is presumed as a matter of law to have relied upon such misrepresentations and omissions to her detriment. Here, the above-described statements, acts and omissions of the defendants constituted misrepresentations and omissions that were fundamentally deceptive concerning the prudence of investments in MFS Funds and were material to any reasonable person's decision about whether or not to invest or maintain any part of their invested Plan assets in MFS Funds during the Class Period. Plaintiff and the other Class members are therefore presumed to have relied to their detriment on the misleading statements, acts, and omissions of the defendants.

76.   Plaintiff further contends that the Plan suffered a loss, and plaintiff and the other Class members suffered losses, by the above-described conduct of the defendants in this Count during the Class Period because that conduct fundamentally deceived plaintiff and the other Class members about the prudence of making and maintaining investments in shares of the MFS Funds.

77.   Defendants in this Count were unjustly enriched by the fiduciary breaches described in this Count.

78.   As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

79.   Pursuant to ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT IV

Violations of ERISA § 406 – Prohibited Transactions

80.   Plaintiff incorporates by reference all allegations of this Complaint as set forth in the paragraphs above.

81.   By virtue of all the facts and events alleged herein, defendants, in connection with their actions and omissions in authorizing and causing the Plans to treat certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, caused the Plans to engage in transactions that constituted a direct or indirect sales or exchanges of property between the Plans and a party-in-interest, in violation of ERISA §§ 406(a), 29 U.S.C. §§ 1106(a).

82.   Because the price Plan fiduciaries caused to be paid by the Plan for such shares and by participants for "participation interests" exceeded fair market value and was for more than adequate consideration, the prohibited transactions are not exempt under the provisions of ERISA § 408(e)(1), 29 U.S.C. § 1108(e)(1).

83.   At such time as MFS engaged in unlawful timing activities, the Plan invested, upon information and belief, at least millions of dollars, in the MFS Funds at prices in that

exceeded fair market value and adequate consideration. The Plan and its participants paid more than adequate consideration for their "participation interests" in the Plan.

84.   Because the acquisition of shares of the MFS Funds and participation interests by the Plan and its participants for more than adequate consideration was a prohibited transaction which is a "per se" violation of ERISA §§406(a), 29 U.S.C. §§ 1106(a), under ERISA §§ 409(a) and 502(a)(2) and (3), 29 U.S.C. §§ 1109(a) and 1132(a)(2) and (3), the Court has the power to redress such violations by undoing the prohibited transaction. In the present case, the appropriate remedy would be for the Court to restore to the Plan the consideration which was paid by the Plan and its participants to acquire shares of the MFS Funds and participation interests at inflated prices and for more than adequate consideration.

85.   In addition, in order to fully restore the Plan and its participants to the position they would have been in had the fiduciaries of the Plan and MFS as party-in-interest not engaged in the prohibited transactions alleged in this Complaint, the Plan is entitled to recover the amount of the contributions used to purchase shares of the MFS Funds would have earned had such amounts been instead invested in suitable investment alternatives.

WHEREFORE, Plaintiff prays for relief as set forth below.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for:

A.   A Declaration that the defendants, and each of them, have breached their ERISA fiduciary duties to the Participants;

B.   A Declaration that the defendants, and each of them, are not entitled to the protection of ERISA § 404(c)(1)(B), 29 U.S.C. § 1104(c)(1)(B);

C.   An Order compelling the defendants to make good to the Plan all losses to the

Plan resulting from defendants' breaches of their fiduciary duties under all applicable ERISA

provisions, including losses to the Plan resulting from imprudent investment of the Plan's assets,

and to restore to the Plan all profits the defendants made through use of the Plan's assets, and to

restore to the Plan all profits which the Participants would have made if the defendants had

fulfilled their fiduciary obligations;

D.   Imposition a Constructive Trust on any amounts by which any defendant was

unjustly enriched at the expense of the Plan as the result of breaches of fiduciary duty;

E.   An Order enjoining defendants, and each of them, from any further violations of

their ERISA fiduciary obligations;

F.   Actual damages in the amount of any losses the Plan suffered, to be allocated

among the Participants' individual accounts in proportion to the accounts' losses;

G.   An Order that defendants allocate the Plan's recoveries to the accounts of all

Participants who had any portion of their account balances invested in the MFS Funds

maintained by the Plan in proportion to the accounts' losses attributable to the decline in the

price/value of MFS Funds;

H.   An Order awarding costs pursuant to 29 U.S.C. § 1132(g);

I.   An Order awarding attorneys' fees pursuant to 29 U.S.C. § 1132(g) and the

common fund doctrine; and

J.   An Order for equitable restitution and other appropriate equitable monetary relief against the defendants.

Dated: September 29, 2004


WECHSLER HARWOOD LLP


By: __/S/_____

Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
488 Madison Avenue
New York, NY 10022
Tel.: (212) 935-7400
Fax: (212) 753-3630

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I, Cary Savitz, hereby certify that I am not a party to the action, am over the age of

eighteen years, am employed by the law firm of Wechsler Harwood LLP, attorneys for plaintiff,

and that on September 30, 2004, I served the foregoing **AMENDED CLASS ACTION**

COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME

SECURITY ACT in the within action, by causing a true and correct copy of the same to be

electronically mailed to counsel for defendants as indicated below:

William H. Paine, Esq.
HALE & DORR LLP
60 State Street
Boston, MA 02109
(617) 526-6134
E-Mail: william.paine@haledoor.com

Attorneys for MFS

/S/
Cary Savitz

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

MARCUS DUMOND, HENRY BERDAT, STUART V. and ROSEMARY STURGESS, KATHLEEN BLAIR, WILLIAM and MARGIE BOOTH, KAREN PEACH, and RICHARD and EVELYN KELLER,	))))))	
	))	Case No. : *8:04-CV-1007-T-26MSS*
Plaintiffs,	))	
v.	))	(THIS COMPLAINT DOES NOT ALLEGE LATE TRADING OR MARKET TIMING CLAIMS)
MASSACHUSETTS FINANCIAL SERVICES COMPANY and MFS FUND DISTRIBUTORS, INC.,	))))	
Defendants.	)))	

COMPLAINT

Plaintiffs, Marcus Dumond, Henry Berdat, Stuart V. and Rosemary Sturgess, Kathleen

Blair, William and Margie Booth, Karen Peach, and Richard and Evelyn Keller, for the use and

benefit of the MFS Capital Opportunities Fund, MFS Emerging Growth Fund, MFS Government

Securities Fund, MFS Government Limited Maturity Fund, MFS Mid Cap Growth Fund, MFS

Research Fund, MFS Value Fund, MFS Municipal Income Fund, MFS Strategic Growth Fund,

MFS Total Return Fund, and Massachusetts Investors Growth Stock Fund, sue Defendants,

Massachusetts Financial Services Company and MFS Fund Distributors, Inc., and allege:

I. JURISDICTION AND VENUE

1. This action is a derivative action brought by Plaintiffs on behalf of the MFS Capital

Opportunities Fund, MFS Emerging Growth Fund, MFS Government Securities Fund, MFS

Government Limited Maturity Fund, MFS Mid Cap Growth Fund, MFS Research Fund, MFS

Value Fund, MFS Municipal Income Fund, MFS Strategic Growth Fund, MFS Total Return

Fund, and Massachusetts Investors Growth Stock Fund (collectively, the "Funds") pursuant to § 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds (collectively, the "Funds") created, sold, advised, and managed with other funds as part of the Massachusetts Financial Services fund family or complex by Defendants (the "Fund Complex").

6. MFS manages over $138 billion in assets and is the fifth largest load mutual fund family in the mutual fund industry. All actions taken by Defendants have been taken by Defendants' authorized agents or have been ratified.

7. Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.

8. Defendants receive fees paid by Plaintiffs and other shareholders of the Funds for providing (a) pure investment advisory services and (b) administrative services. These fees are based on a percentage of the net assets of each of the Funds.

9.   The pure investment advisory services Defendant Advisors provide to the Funds
are identical to the investment advisory services Defendant or its affiliates provide to other
clients, such as the Public Employee Retirement System of Idaho ("PERSI"), and entail
essentially identical costs.

10.   Despite the equivalence of the investment advisory services Defendant Advisor
provides to the Funds and its other clients, the fees in dollar amounts that Defendants receive
from the Funds that are attributable to pure investment advisory services are much higher than
the fees Defendants or their affiliates receive from other clients for the identical services. *See* ¶¶
56 - 59, *infra.*

11.   Defendant Distributor also charges distribution fees for marketing, selling, and
distributing mutual fund shares to new shareholders pursuant to distribution plans that
Defendants have adopted with respect to the Funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-
1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each
of the funds in the Fund Complex. Under the Distribution Plans, Defendants collect distribution
and service fees in excess of $40 million annually from the Massachusetts Investors Trust, a
large blend stock fund, alone. Defendants purportedly collect distribution fees in order to grow
or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through
reduced advisory fees.

Section 36(b) of the Investment Company Act of 1940

12.   In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. §
80a-1 et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund
industry and to create standards of care applicable to investment advisors such as Defendants. In
the 1960s, it became clear to Congress that investment advisors to equity mutual funds were

3

gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

13. Section 36(b) provides in pertinent part:

[T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person....

14. In 1982, Sun Life of Canada acquired the MFS investment management operation for $40 million. By 2000, MFS was contributing $ (Canadian) 65 million in net income to Sun Life's bottom line in a single *quarter*. For 2002, MFS's earnings were $174 million; for 2003, operating earnings were $168 million. MFS's revenues for 2002 were $1.26 billion. Growth of assets under management has generated substantial economies of scale, to the great benefit of the Defendants and their parent company, Sun Life Financial Services of Canada, Inc.

15. While the Funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all. Indeed, advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to Defendant Advisors have grown dramatically, as have MFS profits. As a result, the advisory

4

fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

16. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by marketing programs paid for with the distribution fees charged to Plaintiffs and in part by Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

17. The fees paid to Defendants are technically approved by the Fund's boards of directors[1]. A majority of the boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is an obvious lack of conscientiousness and aggressiveness by the directors in reviewing, negotiating and approving the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing and approving the fees paid by Plaintiffs and other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

---

[1] While some of the Funds at issue here are technically governed by a board of trustees rather than directors, the term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. See 15 U.S.C., § 80a-2(a)(12).

18.   Although the fees challenged in this lawsuit may appear to be very small on a

shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment

returns over time. Arthur Levitt, past Chairman of the Securities and Exchange Commission

("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how
> seemingly small fees can over time, create such drastic erosion in
> returns....In the years ahead, what will mutual fund investors say if they
> realize too late their returns have fallen hard under the weight of
> compounding fees?

19.   Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money,

Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L.

261, 267 (2001).

Rule 12b-1 Distribution Plans

20.   Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell

new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers

to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne
> by the investors who purchase them and thus presumably receive the
> benefits of the investment, and not, even in part, by the existing
> shareholders of the fund who often derive little or no benefit from the sale
> of new shares.

21.   Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg.

& L. Rep. (BNA) No. 137 pt. II, at 7.

22.   After intense lobbying by the mutual fund industry, the Commission agreed to

consider modifying its objections to allow current fund shareholders to pay distribution

expenses. In early comment letters and in proxy statements proposing adoption of plans of

distribution, the mutual fund industry argued that adding assets to an existing mutual fund would

create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

23.   Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-1, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit; Plaintiffs bear the financial burden.

24.   Defendants have adopted 12b-1 Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e).

25.   Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a

7

percentage of assets. Accordingly, the Distribution Plans have produced no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of fund assets.

26.   Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Accordingly, in addition to failing to benefit Plaintiffs and other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.

27.   Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

Nature of Claims

28.   In this action, Plaintiffs seek to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

29.   No pre-suit demand on the boards of directors of the Funds is required, as the requirements of Rule 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984).

III. PARTIES

30.   Plaintiff Marcus Dumond is a resident of Brandon, Florida, and a shareholder at all relevant times of the MFS Emerging Growth Fund. The MFS Emerging Growth Fund is a registered investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust II, a registered Massachusetts business trust.

31.   Plaintiff Henry Berdat is a resident of Largo, Florida, and a shareholder at all relevant times of the MFS Capital Opportunities Fund, the MFS Strategic Growth Fund, and the Massachusetts Investors Growth Stock Fund. The MFS Capital Opportunities Fund, the MFS Strategic Growth Fund, and the Massachusetts Investors Growth Stock Fund are all registered investment companies under the Investment Company Act of 1940. The MFS Capital Opportunities Fund is a series of the MFS Series Trust VII, a registered Massachusetts business

trust. The MFS Strategic Growth Fund is a series of the MFS Series Trust I, a registered Massachusetts business trust. The Massachusetts Investors Growth Stock Fund is a registered Massachusetts business trust.

32. Plaintiffs Stuart V. Sturgess and Rosemary Sturgess are residents of Palm Harbor, Florida, and shareholders at all relevant times of the MFS Capital Opportunities Fund. The MFS Capital Opportunities Fund is a registered investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust VII, a registered Massachusetts business trust.

33. Plaintiff Kathleen Blair is a resident of Pensacola, Florida, and a shareholder at all relevant times of the MFS Governmental Securities Fund, the MFS Mid Cap Growth Fund, and the MFS Total Return Fund. The MFS Governmental Securities Fund, the MFS Mid Cap Growth Fund, and the MFS Total Return Fund are all registered investment companies under the Investment Company Act of 1940. The MFS Governmental Securities Fund is a Massachusetts business trust. The MFS Mid Cap Growth Fund is a series of the MFS Series Trust IV, a registered Massachusetts business trust. The MFS Total Return Fund is a series of the MFS Series Trust V, a registered Massachusetts business trust.

34. Plaintiffs William Booth and Margie Booth are residents of New Port Richey, Florida, and shareholders at all relevant times of the MFS Mid Cap Growth Fund and the MFS Value Fund. The MFS Mid Cap Growth Fund and the MFS Value Fund are both registered investment companies under the Investment Company Act of 1940. The MFS Mid Cap Growth Fund is a series of the MFS Series Trust IV, a registered Massachusetts business trust. The MFS Value Fund is a series of the MFS Series Trust I, a registered Massachusetts business trust.

35. Plaintiff Karen Peach is a resident of St. Petersburg, Florida, and a shareholder at all relevant times of the MFS Research Fund. The MFS Research Fund is a registered

10

investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust V, a Massachusetts business trust.

36. Plaintiffs Richard Keller and Evelyn Keller are residents of Scottsdale, Arizona, and shareholders at all relevant times of the MFS Municipal Income Fund and the MFS Government Limited Maturity Fund. The MFS Municipal Income Fund, and the MFS Government Limited Maturity Fund are both registered investment companies under the Investment Company Act of 1940 and are both registered Massachusetts business trusts.

37. MFS Fund Distributors, Inc. is a Delaware corporation with its principal place of business in Boston, Massachusetts, and it serves as the principal underwriter and distributor of the shares in the Plaintiff mutual funds.

38. Massachusetts Financial Services Company is a Delaware corporation headquartered in Boston, Massachusetts.

IV. GENERAL ALLEGATIONS

39. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

40. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so

11

disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds); and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(A) The Nature and Quality of the Services Provided to the Funds

41.   The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically dollar lower cost). On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of these services has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

42.   Despite the fact that the Funds receive identical investment advisory services as Defendants' institutional and other clients, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds.

43.   On information and belief, Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case

12

of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but also in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

44.   One example of Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and shareholders of the Funds is Defendants' involvement in illegal uses of fund assets to attract additional business. One example of such illegal use of fund assets is where Defendants use 12b-1 fees provided by the retail fund shareholders to attract non-retail clients that benefit from certain considerations (such as fee rebates) at the expense of the retail fund shareholders but with no economic benefit accruing to retail fund shareholders.

45.   Another example is where Defendants use fund assets, in violation of Rule 12b-1, to participate in pay-to-play schemes such as "directed brokerage," where the Defendants cause the Funds to make payments over and above the payments permitted under the Funds' 12b-1 plan limits. Defendants direct the Funds' brokerage business to brokerage firms and pay them above-market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms. On information and belief, payments are also improperly channeled to employee benefit fund fiduciaries and/or advisors to compensate them for selecting MFS funds on their retirement plan menus. These payments are illegal and improper under federal law and the common law.

(B)   The Profitability of the Fund to the Adviser/Manager

46.   "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of*

13

Interest, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendants' reporting of their revenues and costs is intended to, and does, obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.

47.   Defendants' true profitability can be determined on either an incremental basis or a full-cost basis. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal, while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

48.   As noted above, the assets managed by Defendant Advisor within the Fund Complex have grown dramatically. So have revenues, net income and profit margins. Over that period, the immense growth of assets under management has generated substantial economies of scale to the great benefit of the Defendants and their parent company, Sun Life.

(C) Economies of Scale

49.   The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous

14

Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

50.   In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

51.   These economies of scale exist not only fund by fund, but also exist with respect to an entire fund complex, and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

52.   The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by

15

garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

53.   For example, an article published in the *San Francisco Chronicle* April 20, 1992, at p. D6, contained this report on the lucrative economies of scale reaped by Franklin Resources, which runs a major mutual fund complex similar to MFS:

> Through recession and recovery, stock-market boom and stock-market bust, Franklin Resources keeps squeezing high profits out of each dollar it receives in revenues.
>
> The San Mateo mutual-fund company had the highest return on sales of any publicly held Northern California company again last year. That's the sixth consecutive year Franklin has topped that category.
>
> Franklin posted a 31.15 percent return on sales, the same percentage as in 1990. That means that 31.15 cents out of every $ 1 Franklin received in revenues -- management fees for operating its various mutual funds -- fell to the bottom line as profit.
>
> "We benefit from economies of scale," said Greg Johnson, vice president of marketing at Franklin. "As our asset base grows, the cost of servicing our shareholders does not grow proportionately."

54.   In the time period 1960-69, MFS's predecessor, Massachusetts Investors Trust, was managed in a way that was beneficial to its shareholders. It featured an expense ratio of .19 percent. In 1969, the trustees sought and got shareholder permission to move from internal management to external management of the fund, "demutualizing" it, and thereby adopting the conventional mutual fund management structure. The .19 percent expense ratio in 1969 doubled to .39 percent in 1976, and doubled again to .75 percent in 1994, and continued to rise in 1998 to .97 percent and to 1.2 percent in 2003. In 1949, the MIT fund's expenses were 3.5 percent of fund income; in 2002, MIT's expenses consumed 80.4 percent of fund income. In 1969, the MIT

Fund's assets were $2.2 billion, and its management fees, which included some relatively small operating costs, totaled $4.4 million. In 1979, the fund's assets had declined to $1.1 billion and fees had risen to $6.3 billion. In 1999, assets soared to $15.6 billion, a seven-fold increase from the 1969 figure, with fees jumping 36 times, to $158 million. In 2003, assets were $6.5 billion (a 3 times increase from 1969), with advisory fees at $78.4 million, a 17 times increase.

55.   The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(D) Comparative Fee Structures

56.   The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on

17

'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

57.   More recently, New York's Attorney General, Eliot Spitzer, surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

58.   On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging. For example, MFS provides investment advisory portfolio management and administrative services to each of the funds. In the case of MIT, MFS charges a fee based on fund net assets equal to .33 percent annually, for the other Funds, the fee is substantially higher. For Mid-Cap, the fee is .75 percent, for New Discovery, the fee is .90 percent, for Global Trust, the fee is .84 percent. MFS agreed in 2003 to manage an equity portfolio for the Public Employee Retirement System of Idaho. Under the terms of its contract with PERSI, MFS collected fees of $595,000 for managing an equity portfolio of $173 million,

yielding a management fee rate of 34 percent. Thus, when offering its equity advisory services in the free market, MFS is content to charge less than $600,000 for its work. Yet, when offering its services to its own mutual funds, MFS charges in the case of MIT, 35 times as much money ($21.6 million in 2003), in the case of Mid-Cap 20 times as much, in the case of New Discovery 17 times as much, and in the case of the relatively small ($500 million) Global Total Return, 5 times as much. By way of illustration, were advisory fees for Mid-Cap and New Discovery set according to the same schedule, the two funds' advisory fees would be shrunk by more than $10 million annually, costing fund shareholders less than half as much.

59.   Looked at in isolation in comparison with the fees charged PERSI for its money management, the advisory fee for MIT of 33 basis points may not appear excessive. It is excessive, however, in light of the demonstrable history of management's refusal since 1969 fairly to share economies of scale with MIT fund shareholders. Charging of management fees and other expenses by MFS for MIT shareholders is chronicled in great detail in fund industry pioneer John C. Bogle's written testimony presented to a Senate subcommittee on January 27, 2004. See Exh. 4, p. 3 - 6.

(E) Fallout Benefits

60.   Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

61.   Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. "Soft dollars" are essentially credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders

19

and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

62.   On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

63.   On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

64.   A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services,

20

Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

65.   On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(F) The Independence and Conscientiousness of the Fund Directors

66.   At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

67.   The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by

21

Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably

necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. §

270.12b-1.

68.   The ICA contains a presumption that the disinterested directors are in fact

disinterested. However, the lack of conscientiousness of even disinterested directors in

reviewing the fees paid by the Funds, the lack of adequate information provided to the directors

in connection with their approvals of the advisory agreements and Distribution Plans, and the

control of management over the directors in reviewing the fees paid by the Funds are not

presumed but, rather, are important factors recognized in the *Gartenberg* line of cases in

determining whether Defendants have breached their fiduciary duties. In addition, the SEC has

specifically recognized that even disinterested directors may not be independent but, rather, may

be subject to domination or undue influence by a fund's investment adviser. For example, the

SEC has stated that "disinterested directors should not be entrusted with a decision on use of

fund assets for distribution without receiving the benefit of measures designed to enhance their

ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment

Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

69.   Two noteworthy industry insiders have commented on the general failure of

mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the

Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a
> bad joke. They've watched industry fees go up year after year,
> they've added 12b-1 fees. I think they've forgotten, maybe they've
> never been told, that the law, the Investment Company Act, says
> they're required to put the interest of the fund shareholders ahead of
> the interest of the fund adviser. It's simply impossible for me to see
> how they could have ever measured up to that mandate, or are
> measuring up to it.

Warren Buffet, famous investor and chairman of Berkshire Hathaway, Inc. made the following

comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent.
> The Investment Company Act, in 1940, made these provisions for
> independent directors on the theory that they would be the watchdogs
> for all these people pooling their money. The behavior of
> independent directors in aggregate since 1940 has been to rubber
> stamp every deal that's come along from management—whether
> management was good, bad, or indifferent. Not negotiate for fee
> reductions and so on. A long time ago, an attorney said that in
> selecting directors, the management companies were looking for
> Cocker Spaniels and not Dobermans. I'd say they found a lot of
> Cocker Spaniels out there. *Strougo v. BEA Assoc.*, 188 F. Supp.2d
> 373, 383 (S.D.N.Y. 2002) (citation omitted).

Mr. Buffet has also stated, in his letter to shareholders in the 2002 Berkshire

Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent"
> mutual-fund director will suggest that his fund look at other managers,
> even if the incumbent manager has persistently delivered substandard
> performance. When they are handling their own money, of course,
> directors will look to alternative advisors – but it never enters their
> minds to do so when they are acting as fiduciaries for others. . . .
> Investment company directors have failed as well in negotiating
> management fees . . . . If you or I were empowered, I can assure you
> that we could easily negotiate materially lower management fees with
> the incumbent managers of most mutual funds. And, believe me, if
> directors were promised a portion of any fee savings they realized, the
> skies would be filled with falling fees. Under the current system,
> though, reductions mean nothing to "independent" directors while
> meaning everything to managers. So guess who wins? . . . [I]n
> stepping up to [their] all-important responsibilities, tens of thousands
> of "independent" directors, over more than six decades, have failed
> miserably. (They've succeeded, however, in taking care of
> themselves; their fees from serving on multiple boards of a single
> "family" of funds often run well into six figures.) 2002 Berkshire
> Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

70.   As part of their scheme to receive excessive fees, Defendants did not keep the

directors fully informed regarding all material facts and aspects of their fees and other

compensation, and the directors failed to insist upon adequate information. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued. On information and belief, the directors rarely, if ever, questioned any information or recommendations provided by Defendants.

71.   The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

72.   On information and belief, the Funds' disinterested directors have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

24

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

73.   Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

74.   The fees charged by Defendants or their affiliates for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

75.   In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

76.   Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

77.   Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

78.   Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense, in the form of payment of distribution fees benefiting only Defendants.

25

79. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

80. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.


COUNT III
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Rule 12b-1 Distribution fees and Extraction of
Additional Compensation for Advisory Services)


81. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

82. The distribution fees charged and received by Defendants or their affiliates were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

83. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

84. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans)

85.   Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

86.   Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants

87.   When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

      a.   The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

      b.   The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

88.   Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Fund. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

89.   Moreover, Defendants have spent fund assets on distribution over and above the limits imposed on 12b-1 payments, hiding such payments in brokerage expense costs (directed brokerage).

27

90.   Additionally, Defendants have treated individual fund shareholders such as

Plaintiffs improperly by diverting their 12b-1 payments to illicit rebates or illicit payoffs to

fiduciaries in order to bring assets into the Fund Complex for the Defendant Advisors to manage,

to MFS and Sun Life's benefit with no corresponding benefits flowing to Plaintiffs or the other

fund shareholders by virtue of this diversion of their assets.

91.   The wrongful rebates and other payments represent undisclosed discriminatory

diversions of fund assets in breach of Defendants' fiduciary duties. To the extent that the

payments constitute reductions in prices to affected fund purchasers, they constitute illegal sales

in violation of section 22 of the Investment Company Act since they represent sales at prices or

under terms not disclosed in the prospectus.

92.   Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. §

270.12b-1, by accepting excessive or inappropriate compensation, or by making improper uses

of fund assets, in violation of the fiduciary duty owed by them to the Funds. Defendants

violation of § 12(b) and Rule 12b-1 is continuing in nature.

93.   Plaintiffs seek damages resulting from the adoption and continuation of these

unlawful Distribution Plans and unlawful Distribution Practices.

WHEREFORE, Plaintiffs demand judgment as follows:

A.   An order declaring that Defendants have violated and continue to violate § 12, §

36(b), § 22 and Rule 12b-1 of the ICA and that any advisory or distribution agreements entered

into are void ab initio;

B.   An order preliminarily and permanently enjoining Defendants from further

violations of the ICA;

C.   An order awarding damages against Defendants including all fees paid to them by

Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation

through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and

such other items as may be allowed to the maximum extent permitted by law;

D.   Such other and further relief as may be proper and just.

Dated: May 4, 2004

JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, L.L.P.

By: _Becky Ferrell-Anton_
Guy M. Burns, FBN 160901
Jonathan S. Coleman, FBN 797480
Becky Ferrell-Anton, FBN 449342
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
(813) 225-2500
Fax: (813) 223-7118

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500
Fax: (843) 727-3103

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052.
(206) 623-1900
Fax: (206) 623-3384

Attorneys for Plaintiff

86923

29

THE JOURNAL

OF CORPORATION

LAW



VOLUME 26 ❖ NUMBER 3 ❖ SPRING 2001

MUTUAL FUND ADVISORY FEES:
THE COST OF CONFLICTS OF INTEREST

John P. Freeman
Stewart L. Brown

Mutual Fund Advisory Fees: The Cost of Conflicts of Interest

John P. Freeman[*] & Stewart L. Brown[**]

[*] Campbell Professor of Legal and Business Ethics, University of South Carolina. B.B.A., 1967; J.D., 1970,
University of Notre Dame; LL.M. 1976, University of Pennsylvania. Member, Ohio and South Carolina Bars.
[**] Professor of Finance, Florida State University. B.S.B.A., 1970; M.B.A. 1971; Ph.D. 1974, University of
Florida; CFA.

I. INTRODUCTION

In the early 1970s, America's mutual fund industry was suffering net redemptions, meaning it was contracting in size.[1] Fund marketing efforts were in disarray, thus prompting the Securities and Exchange Commission (SEC) to embark on a special study analyzing the problems then plaguing the industry. From that starting point, the SEC moved to loosen restrictions on fund marketing in order to foster a "more competitive environment."[2]

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1. Between February 1972 and July 1974, Investment Company Institute-member (ICI) funds suffered net redemptions in twenty-six out of thirty months. DIVISION OF INVESTMENT MANAGEMENT, SEC, MUTUAL FUND DISTRIBUTION AND SECTION 22(d) OF THE INVESTMENT COMPANY ACT OF 1940 19 (1974).

2. *See id.* at 10-11, 84-135. The SEC's Division of Investment Management Regulation conducted hearings into the state of mutual fund marketing. In its report on mutual fund distribution, the Division observed:

> The hearings confirmed that the mutual fund industry is faced with a disrupted marketing system. Record sales of earlier years have given way to net redemptions; competing products have made substantial inroads; fund managers have diversified into other fields; and the fund industry, which in many cases has operated at a distribution deficit, has allowed its relationship with small broker-dealers to deteriorate, while it has become increasingly dependent for sales upon large broker-dealers to whom mutual fund shares are a relatively unimportant source of income.

Id. at 9. The report further noted: "[T]he industry is not prospering with the marketing strategy which was so successful in past years. Hence, changes in the pattern of fund distribution seem inevitable. . . ." *Id.* at 43.

    The SEC's analysis was on target. A major factor contributing to the industry's subsequent resurgence was the flood of money into the industry's money market funds as investors chased high yields during the mid-to-late 1970s and into the 1980s. *See* Lisa McCue, *Is Deposit Insurance Necessary*, AM. BANKER, Apr. 15, 1982, at 14 (discussing the success of money market mutual funds). The 1974 SEC staff report observed that cash management funds were a "relatively new phenomenon," accounting "for a significant portion of industry sales and a growing portion of industry assets," and that, "[b]ut for the rapid growth of these funds, the industry as a whole would be in a net redemption position." DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at 129 n.1. By 1979, the money market funds alone accounted for $45.2 billion in assets. Terry R. Glenn et al., *Distribution in Mid-Decade: Coping with Success and Other Problems*, in INVESTMENT COMPANIES 1986, at 73, 77 (PLI Corp. Law Practice Course, Handbook Series No. B4-6746m 1986). By 1980, the figure was $76 billion, easily surpassing the $58 billion held in equity, bond, and income funds. WILLIAM J. BAUMOL ET AL., THE ECONOMICS OF MUTUAL FUND MARKETS: COMPETITION VERSUS REGULATION 34 (1990).

    A second, huge change in fund distribution resulted from the SEC's 1980 promulgation of rule 12b-1, which enabled funds to pass on distribution costs directly to fund shareholders. 17 C.F.R. § 270.12b-1 (1999). Since rule 12b-1's adoption, over 7000 mutual funds have adopted rule 12b-1 plans. Joel H. Goldberg & Gregory N. Bressler, *Revisiting Rule 12b-1 Under the Investment Company Act*, 31 SEC. & COMMODITIES REG. REV. 147 (1998). Rule 12b-1 fees provide a means by which pricing and distribution could be reordered through the imposition of conditional deferred sales loads. Though its rulemaking enabled this change, the SEC never saw the transformation coming. *See* Glenn et al., *supra* at 84. ("[T]he major result of Rule 12b-1, the development of the widespread appearance of contingent deferred sales charges beginning in 1981, was clearly unanticipated by the Commission when it adopted Rule 12b-1.").

By mid-1973, as the SEC's distribution study neared completion, the industry's total assets stood at less than $55 billion,[3] with those assets held by fewer than 800 funds.[4] Today's industry boasts more than 10,000 funds,[5] with assets exceeding $7 trillion,[6] an average annual asset growth rate since 1974 exceeding twenty percent.[7] Over that same time span, fund sponsors have prospered greatly. In 1998, assets held by Merrill Lynch's own family of funds exceeded the fund industry's total net assets twenty-five years earlier.[8] In early 1999, fund sponsors' annual revenue was estimated at $55 billion,[9] equaling the industry's total assets twenty-five years earlier. A consequence of this staggering growth is that fund sponsors, the SEC, fund investors, and the courts must now confront a new wave of challenges. Despite its phenomenal marketing success, the fund industry now finds aspects of its conduct under attack from various quarters.

The popular press is focusing attention on the industry's fee structure and the perceived inadequacy of mutual fund governance.[10] Scholarly articles published by

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3. BAUMOL ET AL., *supra* note 2, at 19 n.1.

4. *Id.* at 17.

5. *Weiss Ratings Now Available Online*, BUS. WIRE, Jan. 8, 2001, LEXIS, Curnws File (reporting risk-adjusted performance ratings for more than 10,000 mutual funds). The SEC staff has reported that stock and bond funds alone numbered more than 8900 at the end of 1999. DIVISION OF INVESTMENT MANAGEMENT, SEC, REPORT ON MUTUAL FUND FEES AND EXPENSES (Dec. 2000), *at* http://www.sec.gov/studies/feestudy.htm [hereinafter REPORT ON MUTUAL FUND FEES].

6. *Investment Company Institute Reports Trends in Mutual Fund Investing: April 2000*, PR NEWSWIRE, May 31, 2000, LEXIS, Curnws File. As of year-end 2000, gross assets remained around $7 trillion. Aaron Lucchetti, *After Stock Funds' Poor Year, Time for the Damage Report*, WALL ST. J., Jan. 12, 2001, at C1.

7. A quarter century ago, additions to American families' net cash savings were $180 billion, with the fund industry claiming $1 billion of that amount. By 1998, net cash inflows into mutual funds amounted to $401 billion, accounting for nearly all of the $406 billion addition to American families' savings for the year. John C. Bogle, *Economics 101 for Mutual Fund Investors . . . for Mutual Fund Managers*, Speech Before the Economic Club of Arizona (Apr. 20, 1999), *at* http://www.vanguard.com/educ/lib/bogle/econ.html [hereinafter Bogle, *Economics 101*].

8. MERRILL LYNCH & CO., 10-K, 4 (1998) (reporting 1998 mutual fund sales of $55.5 billion, of which approximately $22.5 billion were funds advised by Merrill Lynch affiliates).

9. John C. Bogle, Investment Management: Business or Profession, Address at the New York University Center for Law and Business (Mar. 10, 1999), *at* http://www.vanguard.com/educ/lib/bogle/ investmanage.html; *see also* John Waggoner & Sandra Block, *High Fund Performance at Low Cost*, USA TODAY, Mar. 26, 1999, at 3B (quoting John Bogle). Bogle estimated that out of the total gross revenue for fund sponsors, less than 10%, "[m]aybe $5 billion" actually goes to paying for management of the funds. *Id.*

10. *See, e.g.*, Tracey Longo, *Days of Reckoning: Congress is Finally Starting to Look Into Why Mutual Fund Fees Keep Rising*, FIN. PLAN., Nov. 1, 1998, at 1 ("Several leading mutual fund analysts and critics are also making the case that not only do higher fees not mean better performance, often the opposite is true."); Robert Barker, *High Fund Fees Have Got to Go*, BUS. WK., Aug. 16, 1999, at 122 ("Since 1984, Morningstar reports, the average cost of actively run no-load U.S. stock funds fell less than 10%, even as their assets multiplied 32 times. Vast economies of scale benefited mutual-fund companies, not investors."); Robert Barker, *Fund Fees Are Rising. Who's to Blame?*, BUS. WK., Oct. 26, 1998, at 162 ("If expenses are too high, it's the independent directors who have failed."); Thomas Easton, *The Fund Industry's Dirty Secret: Big is Not Beautiful*, FORBES, Aug. 24, 1998, at 116, 117 ("The dirty secret of the business is that the more money you manage, the more profit you make—but the less able you are to serve your shareholders. . . . In most businesses size is an advantage. In mutual funds it is an advantage only to the sponsor, not to the customer."); Charles Gasparino, *Some Say More Could be Done to Clarify Fees*, WALL ST. J., May 20, 1998, at C1 ("[I]s the industry rising to the challenge? Is it doing all it can to clearly and simply explain how much investors are paying in fees and expenses?"); Linda Stern, *Watch Those Fees*, NEWSWEEK, Mar. 23, 1998, at 73 ("Today's financial marketplace is a bizarre bazaar: in the flourishing fund industry, the law of supply and demand sometimes

finance academics have ridiculed board-approved 12b-1fees[11] paid by fund shareholders.[12] Law review commentators offer uncomplimentary evaluations of those who ·control fund management and policies.[13] The SEC has weighed in, questioning "whether changes are needed in the current system."[14] Another federal agency, the

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works backward, and heightened competition can mean higher prices."); Steven T. Goldberg, *Where Are Fund Directors When We Need Them?*, KIPLINGER'S PERS. FIN. MAG., Apr. 1997, at 111 ("It isn't hard to find examples of fund directors who are tolerant of high fees, bad performance or both."); Jeffrey M. Laderman, *Are Fund Managers Carving Themselves Too Fat a Slice?*, BUS. WK., Mar. 23, 1992, at 78 (discussing the fact that mutual fund advisory "fees are not coming down as they are in the pension-fund business. 'Perhaps that's because pension-plan sponsors pay attention to fees,' notes Charles Trzcinka, a finance professor at the State University of New York at Buffalo."); Ruth Simon, *How Funds Get Rich at Your Expense*, MONEY, Feb. 1995, at 130 (explaining that fund shareholders "pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up."); Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73 ("[I]magine customers cheerfully swallowing price hikes each year—even though competing products keep flooding the market. Sound ridiculous? That's how the mutual-fund business works."); Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126 (noting allegations that the amount of assets under management in the Fidelity fund complex jumped from $36 billion to $373 billion from 1985 to 1995 without economies of size being shared with investors; management fees were increased from 1.085% of assets under management to 1.146% of assets, yielding the management company an extra $288 million in revenue); Maggie Topkis, *Getting Wise to Mutual Fund Fees*, FORTUNE, Dec. 23, 1996, at 191 ("Put bluntly, in all but a few cases, fees are·the keys to future returns."); Edward Wyatt, *Empty Suits in the Boardroom*, N.Y. TIMES, June 7, 1998, § 3, at 1 ("Rarely, if ever, since the current system of mutual fund oversight was laid out in the Investment Company Act of 1940 have fund directors been under fire on so many fronts at once."); *Industry Doing a Poor Job of Explaining Charges*, USA TODAY, July 8, 1998, at 14A (complaining that "fees are going up" and that they "have become so complicated you need a financial advisor just to wade through them").

11. *See* 17 C.F.R. § 270.12b-1 (1999) (setting forth rules by which a registered open-end management investment company may pay expenses associated with the sale of its shares).

12. *See, e.g.*, Antonio Apap & John M. Griffith, *The Impact of Expenses on Mutual Fund Performance*, 11 J. FIN. PLAN. 76 (1998) (stating that for funds with investment objectives of long-term growth, growth and current income, and equity income, 12b-1 fees do not add to funds' performance); Stephen P. Ferris & Don M. Chance, *The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note*, 42 J. FIN. 1077, 1082 (1987) (describing 12b-1 fees as "a dead-weight cost"); Robert W. McLeod & D.K. Malhotra, *A Re-examination of the Effect of 12b-1 Plans on Mutual Fund Expense Ratios*, J. FIN. RES. 231, 239 (1994) (stating that 12b-1 fees are "a dead weight cost" to shareholders that has been increasing over time). For criticism in fund industry literature see, Amy C. Arnott, *The Rising Tide*, MORNINGSTAR MUTUAL FUNDS, Oct. 11, 1996, at S1-S2; Michael Mulvihill, *A Question of Trust*, MORNINGSTAR MUTUAL FUNDS, Aug. 30, 1996, at 51-52.

The General Accounting Office Report noted that academics have voiced the following concerns about fee levels in the fund industry: "whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees," GENERAL ACCOUNTING OFFICE, MUTUAL FUND FEES ADDITIONAL DISCLOSURE COULD ENCOURAGE PRICE COMPETITION 4 (2000) ·[hereinafter "GAO REPORT"]; "that the information currently provided does not sufficiently make investors aware of the level of fees they pay," *id.* at 7; "the directors' activities may be keeping fees at higher levels because of [a] focus on maintaining fees within the range of other funds," *id.* at 8; "some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising," *id.* at 47; "funds do not compete primarily on the basis of their operating expense fees,"·*id.* at 62; "academic researchers [and others] saw problems with the fee disclosures [made by mutual funds]," GAO REPORT, *supra*, at 76.

13. *See, e.g.*, Samuel S. King, Note, *Mutual Funds: Solving the Shortcomings of the Independent Director Response to Advisory Self-dealing Through Use of the Undue Influence Standard*, 98 COLUM. L. REV. 474 (1998) (discussing various approaches to dealing with conflicts of interests of mutual fund investment advisors).

14. *See* Wyatt, *supra* note 10, at 1 (discussing the SEC's examination of mutual fund governance). Most recently, in January 2001, the SEC amended various exemptive rules in an effort to "enhance director independence and effectiveness." Role of Independent Directors of Investment Companies, Investment

General Accounting Office, recently issued a detailed report finding that mutual funds generally do not attempt to compete on the basis of costs (*i.e.*, price competition is muted).[15] If the SEC's aim a quarter-century ago truly was to spur innovations to "set the stage for retail price competition" within the industry,[16] then, as we shall see, there is still a lot of work to be done. Indisputably, price competition is in investors' best interests. In the absence of competition, costs increase, resulting in a drag on performance.[17]

The absence of price competition within the fund industry is by no means conceded by industry insiders, leaving observers faced with ambiguous and often contradictory data that can lead one to conclude that "competition is up—and so are costs."[18] This strangeness—tremendous popularity, proliferating consumer options, and less than robust price competition—arises in the realm of the most tightly regulated financial product sold in the country today. In the words of a former SEC chairman, "[n]o issuer of securities is subject to more detailed regulation than a mutual fund."[19] Unfortunately, as we shall see, decades of SEC-commissioned studies, rule-making, and jawboning have led to a system that, for the most part, works beautifully for those who sell funds to the public, or sell services to funds, but much less admirably for the industry's investors.

Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The SEC's action is discussed in notes 212-22 *infra* and accompanying text.

15. GAO REPORT, *supra* note 12, at 62-65.

16. DIVISION OF MANAGEMENT REGULATION, *supra* note 1, at v.

17. *See, e.g.*, Jonathan Clements, *Hint: Managers Are Only as Smart As the Expenses They Charge*, WALL. ST. J., July 6, 1999, at R1 ("It's not a hard and fast rule, but the more a fund costs, the less you can expect from your investment."); Ruth Simon, *Avoid Stock and Bond Funds With High Expenses*, BUFFALO NEWS, Mar. 6, 1995, at 10 (according to studies conducted separately by the SEC and Princeton University, "investors lose roughly 2 percentage points in return for every one percentage point they pay in annual expenses").

18.

> "Most fund companies don't even attempt to point to strong performance as a rationale for higher fees," says Amy Arnott, an editor with Morningstar. "Rather, they typically justify increases in their management fees by pointing to the average for similar funds. This argument can only lead to an upward spiral in costs: As more funds raise their fees to bring them in line with the averages, the averages go up, more funds raise their fee and so on."

Stern, *supra* note 10, at 73; *see also* Longo, *supra* note 10; JOHN C. BOGLE, BOGLE ON MUTUAL FUNDS 284 (1994) (observing that most proxies seeking shareholder approval of fee hikes "suggest that, after long consideration, the fund's directors have approved the fee increase requested by the management company, since the fund's rates were below industry norms"). If upward movement in others' fees provides a valid reason for advisory fee rate hikes, then fund revenues can be expected to boom, for fund expense ratios have been rising, at least for the most popular funds. Average annual expense ratios for the 10 best-selling funds are reportedly running at 0.93% of fund assets, up from 0.79% last year and 0.73% in 1998. *See* Christopher Oster, *Fees? You Mean Mutual Funds Have Fees?*, WALL. ST. J., July 14, 2000, at A1. For its part, the ICI understandably takes a dim view of the notion that fund directors increase advisory fees to keep up with rates levied at other funds. *See* Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office 2 (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III (contending that the view that this goes on "is contradicted directly by the applicable legal standards governing the work of directors"). Of course, the fact that applicable legal standards ought to prevent such action does not mean it does not occur, it means only that if the behavior does go on it may well be illegal.

19. DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at v.

The Journal of Corporation Law

This Article examines whether the chief product that shareholders buy when they invest in mutual funds—professional investment advice—is being systematically over-priced by fund managers. The emphasis is on advisory fees imposed on equity mutual funds. Part II explains how the industry's unique management structure accounts for the alleged lack of price competition in the delivery of management advice perceived by the industry's detractors. Part III examines two questions related to economies of scale in the fund industry. First, do economies of scale exist for the delivery of investment management services to equity fund shareholders? Second, if so, are those economies being shared fairly with the funds' owners by the funds' agents, the investment advisors? Part IV studies causes for the status quo, including the industry's statutory scheme, the quality of the SEC's regulatory efforts, and the reception given fund critics by the courts. The Article concludes with a set of proposals for changing the present competitive environment in which fund advisory fees are set, disclosed, and evaluated.

II. FUNDS' UNIQUE MANAGEMENT STRUCTURE

The principal reason mutual funds have won acceptance in the marketplace has little to do with securities law requirements or the SEC's regulatory know-how. Mutual funds have been well received because, in the main, they can be very good products for investors to own. Mutual funds historically have provided their shareholders with the ability to pursue a vast array of different investment objectives as co-owners of an entity offering three main services: diversified investment risk, professional investment management, and a redeemable security.[20] The fact that fund shares are redeemable at net asset value (minus, in some cases, a redemption fee) differentiates mutual funds from their closed-end fund[21] cousins and the rest of the entities populating the investment media universe.[22] Because funds issue a redeemable security, new sales generally are viewed as crucial to a fund's ability to survive and prosper. Absent new investors, funds risk being redeemed out of existence as shareholders cash in their holdings.

The concept of external management is nearly as universal a hallmark of the fund industry as redeemable shares. This characteristic is by no means crucial to a fund's existence, though it is nonetheless ubiquitous. As explained by the Vanguard Group's founder, John C. Bogle, mutual funds almost always

> are operated by external... management companies which seek to earn high returns for fund investors, to be sure, but seek at the same time to earn the highest possible returns for themselves. Some of these companies are publicly-held, in which case their shares are held by investors who own their shares for

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20. Many other services may also be offered, depending on the fund. Among them are free switching between funds in the same group or complex, automatic dividend reinvestment, telephone or check-writing withdrawal, and various retirement benefit plan options. For a basic introduction to fund operations, see Victoria E. Schonfeld & Thomas M.J. Kerwin, *Organization of a Mutual Fund*, 49 BUS. LAW. 107 (1993).

21. Closed-end investment companies differ from mutual funds because their shares are not redeemable. Thus, closed-end shares are traded in the marketplace at prices that range from premiums with net asset value per share to discounts below net asset value. *See id.* at 112-13.

22. Indeed, a mutual fund's aggregate holdings of illiquid securities may not exceed 15% of the fund's assets. *See* Revisions and Guidelines to Form N-1, Investment Company Act Release No. 18,612, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,930, at 82,479 (Mar. 12, 1992). Closed-end funds have no such liquidity requirement since their shares are not redeemable.

the same reason that investors own Microsoft or General Motors: To make money for themselves.[23]

The external manager typically controls all facets of fund life, from the fund's incorporation through the selection of the initial board. This control tends not to be relinquished over time,[24] or at least until the advisory office subsequently is sold to another external advisor, typically at a very nice profit.[25] Through agreements approved by the fund's board of directors, the external advisor normally contracts with the fund and related sister-funds operating in the advisor's "complex" to supply the investment advisory, marketing, and administrative services required for the funds to operate.[26] In return, the advisor is compensated through fees set in the board-approved management agreement.[27] As the SEC has noted, "Mutual funds are unique ... in that they are 'organized and operated by people whose primary loyalty and pecuniary interest lie

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23. John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. 5 (Mar. 23, 1999) (on file with author). Stated differently, "Ordinary corporations do not need to go out and hire other corporations, with separate owners, to manage their affairs. Mutual funds do precisely that today ...." BOGLE, *supra* note 18, at 300. As evidence of the cost drag on fund performance flowing from the industry's conflicted management structure, Bogle noted that of actively managed stock funds in existence for the preceding 15 years, only 1 in 24 outpaced the return of the Standard & Poor's 500 Index, John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. (Mar. 23, 1999), at 2 (on file with author). In 1998, bond funds returned to their investors only 86% of the total return offered by the bond market. *Id.* at 4. Money market funds earned only 89% of the money market's returns over the last 15 years. *Id.* at 5.

24. *See* Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at n.10 (Oct. 14, 1999). In the words of one of the industry's earliest and most vociferous critics:

> Now, this is about the birds and the bees of the American corporate scene. ... The fund is conceived by a bunch of people whom we call advisors or managers. ... This group gives birth to the fund. The fund is manned by the advisors. If I may carry this figure of speech, the umbilical cord is never cut after birth, as would be true in ordinary biological life.

Statement of Abraham Pomerantz, *University of Pennsylvania Law School Conference on Mutual Funds*, 115 U. PA. L. REV. 659, 739 (1967). As former SEC Commissioner Manuel Cohen once remarked when referring to testimony by fund investment advisors:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 674 (1967) (statement of Manuel Cohen, Commissioner, SEC).

25. *See, e.g.*, BOGLE, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were about half of all fund advisors,' "below average," the advisor promptly sold itself for "a cool $1 billion"); Saul Hansell, *J.P. Morgan Shifts Strategies to Buy a Stake in Fund Concern*, N.Y. TIMES, July 31, 1997, at D1 (discussing J.P. Morgan's purchase of a 45% stake in a fund manager for $900 million). *See also* note 92 *infra* and accompanying text.

26. BAUMOL ET AL., *supra* note 2, at 22.

27. Board control over advisory fees is mandated by section 15(c) of the Investment Company Act of 1940. 15 U.S.C. §80a-15(c) (1994).

outside the enterprise.'"[28] This Article examines how the cost of that conflict of interest is passed on to fund shareholders.

A. Independent Directors' Importance

Aware of the inherent conflict existing between the fund's shareholders and the entity's external advisors, Congress took a position favoring shareholders when it enacted the Investment Company Act of 1940:

> The national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated and managed in the interest of investment advisors, rather than in the interest of shareholders , . . or when investment companies are not subject to adequate independent scrutiny.[29]

To protect fund shareholders from self-dealing, Congress imposed a requirement that at least forty percent of a fund board needs to be composed of directors ostensibly independent of the investment advisor. The United States Supreme Court has dubbed these special directors "independent watchdogs."[30] The independent directors are charged with protecting against the overreaching of fund shareholders. As the Delaware Supreme Court has pointed out, independent directors can play a pivotal role in American corporate life. Speaking in the context of directors' fiduciary duties when making a decision whether to change control, the court stated:

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28. Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at 82,451 (Oct. 14, 1999), *quoting from* DIVISION OF INVESTMENT MANAGEMENT, SEC, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION 251 (1992) [hereinafter 1992 PROTECTING INVESTORS REPORT].

29. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C. § 80a-1(b)(2) (1994).

30. Burks v. Lasker, 441 U.S. 471, 484 (1979). Warren Buffett has compared independent fund director watchdogs to "Cocker Spaniels and not Dobermans." JOHN C. BOGLE, COMMON SENSE ON MUTUAL FUNDS: NEW PERSPECTIVES FOR THE INTELLIGENT INVESTOR 368 (1999). For his part, industry critic Bogle offers a different word image: "Fund directors are, to a very major extent, sort of a bad joke." Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126. Bogle also observes: "Everybody knows . . . that people come on fund boards because they're friends of the CEO. So they go along with whatever he wants." Tyler Mathisen, *Bogle May Have Had a Transplant, But He Hasn't Had a Change of Heart*, MONEY, Dec. 1996, at 15. A lawyer who brought numerous cases against fund management companies once put it this way:

> I have had fourteen investment company cases and fourteen sets of depositions and/or cross examinations of the independent directors, and in not one single case did any unaffiliated director ever respond "Yes," to this type of question: When your fund grew from $100 million to $600 million, did you ever give any thought to making a comparison between your half of one percent and somebody else's fees?

> "No. . . ."

> "Did you ever once suggest that when the fund got to be over a billion dollars . . . perhaps a reduction from one-half percent to seven-sixteenths of one percent, or any other minute fraction?"

> "Answer: No–and I mean the uniform answer."

> "[T]he realities are . . . that you can't count on the unaffiliated director[s]."

Statement of Abraham Pomerantz, *supra* note 24, at 753-54.

The power to say no is a significant power. It is the duty of the directors serving on [an independent committee] to approve only a transaction that is in the best interests of the public shareholders, *to say no to any transaction that is not fair to those shareholders and is not the best transaction available.*[31]

In practice, while independent fund directors have the right to demand advisory or distribution fee cuts or to fire the fund's advisor or underwriter, those rights are virtually never exercised.[32] Indeed, in the leading fund industry management fee case of *Gartenberg v. Merrill Lynch Asset Management, Inc.,*[33] the Second Circuit expressly called attention to "the existence in most cases of an unseverable relationship between the advisor-manager and the fund it services."[34]

The fund advisor's *de facto* control over the fund's board can lead to high profit margins[35] and a high price for the advisory office should the advisor wish to sell out at some point. The conflict also leads to the risk that well-understood obligations owed by

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31. Kahn v. Lynch Communications Sys., Inc., 638 A.2d 1110, 1119 (Del. 1994) (brackets in original) (emphasis added) (quoting *In re* First Boston, Inc. Shareholder Litig., C.A. 10338, 1990 WL 78836, at *15-*16 (Del. Ch. June 7, 1990)).

32. *See, e.g.,* Werner Renberg, *Sixth Men or Fifth Wheels: Do Fund Directors Earn Their Paychecks?,* BARRON'S, Aug. 12, 1991, at M13 ("[Fund] directors have seldom booted an investment advisor, no matter how lousy a fund's performance.").

33. 694 F.2d 923 (2d Cir. 1982).

34. *Id.* at 929; *see also* Peter Tufano & Matthew Sevick, *Board Structure and Fee Setting in the U.S. Mutual Fund Industry,* 32 J. FIN. ECON. 321, 325 (1997) (citing only three instances in which a fund board replaced the fund manager against the manager's wishes and noting that the "board virtually never selects a sponsor other than the initial firm who established the fund and selected its initial board"). The dynamics of one fee negotiation were explained as follows:

> [I]n 1993, the directors of $87 million American Heritage asked shareholders to approve a pay package that would raise the annual management fee by two-thirds to 1.25% and authorize the fund (that is, the shareholders) to pick up an additional $40,000 in office rent previously paid by management. In the proxy statement sent to the shareholders, the directors explained that American Heritage Management Co., the fund's investment advisor, had threatened that without the increase it "could not assure that Board it would [continue to serve] as the Fund's investment advisor ...."

Simon, *supra* note 10, at 130. *Kahn,* 638 A.2d at 1110, reports on a similar form of negotiation between a dominant party and independent directors:

> [I]n this case the coercion was extant and directed to a specific price offer which was, in effect, presented in the form of a "take it or leave it" ultimatum by a controlling shareholder with the capability of following through on its threat....[A]ny semblance of arm's length bargaining ended when the Independent Committee surrendered to the ultimatum that accompanied [the] final offer.

Id. at 1120-21. In *Kahn,* the court held that coercive conduct exerted on independent directors by those in control will nullify a shift in the burden of proving a transaction's fairness to those challenging the transaction. The court expressly held that burden-shifting can only occur when the group of independent directors negotiating with a controlling party "was truly independent, fully informed, and had the freedom to negotiate at arm's length." *Id.* A like ruling in fund fee litigation—that coercive behavior by a fund manager saddles the manager with the burden of proving the transaction's entire fairness—would be both warranted and revolutionary.

35. *See infra* notes 165-69 and accompanying text(describing pre-tax profit margins ranging over time from 57 to 77% for one money market fund advisory whose fee levels were among the lowest in the money market advisory industry).

board members may not be fulfilled. Eminent authority has explained that the chief oversight function performed by a normal board of directors in this country is "overseeing management's dedication to the polestar of profit maximization."[36] In essence, fund industry critics contend that many fund managers have been allowed to view life looking through the other end of the telescope, with "dedication to the polestar of profit maximization" working in favor of maximizing profits for the funds' hired managers at the expense of fund shareholders. One such critic is fund industry pioneer John Bogle. He has complained that "asset gathering has superceded fiduciary duty as the industry's hallmark."[37] From Bogle's perspective, "the spirit of fiduciary duty has not vanished. Rather, it has moved from the front seat to the back seat, subservient to the [fund advisors'] worship of market share."[38] According to Bogle, "[s]omewhere along the road, the industry has lost its way."[39] This is half the story. As we shall see, to a considerable extent, the industry has lost its way and gotten its way at the same time.

B. The Exception to the Rule: Internal Management at the Vanguard Group

The Vanguard Group of mutual funds offers a management structure running counter to the fund industry's general rule of external management. Vanguard Group funds are internally managed, meaning that the funds receive administrative and distribution services at cost. Advisory fees are either virtually nonexistent in the case of the complex's index funds, or are used to pay for services supplied by third parties. Director-run fund boards, motivated purely by their desire to secure for Vanguard's shareholders the best quality services at the lowest possible prices, hire these third parties. Vanguard funds, in other words, are managed like regular companies operating elsewhere in the economy: the entities' managers are driven to generate the best bottom-line returns possible. At the Vanguard funds, directors' eyes are indeed focused on the polestar of profit maximization for the Vanguard funds' shareholders. The Vanguard Group appeals to the price-conscious segment of the fund marketplace.[40] That segment has been growing; between 1974 and 1998, the Vanguard Group's assets soared from $1.3 billion to $450 billion.[41]

Vanguard's Bogle claims that Vanguard's shareholder-oriented management structure, distinctly rare in the fund industry but common throughout the rest of the economy, generated $3 billion in savings for Vanguard shareholders in 1998 alone.[42] If Bogle is even close to being correct, then fund shareholders are paying an onerous tax to compensate for the conflict of interest inherent in the fund industry's near-universal

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36. Ira M. Millstein, *The Responsible Board*, 52 BUS. LAW. 407, 409 (1997).

37. BOGLE, *supra* note 18, at 298.

38. *Id.*

39. *Id.* at x.

40. In the words of its managing director, the Vanguard Group "has sought to differentiate itself from its competition in large measure by keeping costs low." *Improving Price Competition for Mutual Funds and Bonds: Hearing Before the House Subcomm. on Fin. & Hazardous Materials Subcomm. of the Comm. on Commerce*, 105th Cong. 72 (1998) (statement of F. William McNabb III, Managing Director, The Vanguard Group), *available at* http://www.ici.org/issues/fee_hearing.html [hereinafter *Improving Price Competition*].

41. BOGLE, *supra* note 30, at 407. This is an annual growth rate of over 27%, significantly outpacing the fund industry's 20% annual gain over roughly the same period. See *supra* note 7 and accompanying text.

42. BOGLE, *supra* note 30, at 431.

embrace of the external management model. The following section explores the available evidence that the industry's reliance on external management as a source for professional investment advice subjects fund shareholders to excessive costs.

III. ECONOMIES OF SCALE FOR ADVISORY SERVICES RENDERED TO EQUITY MUTUAL FUNDS

A. Introduction

Mutual funds exhibit "economies of scale" when there is an inverse relationship between assets under management and their operating expense ratios.[43] Operating ratios represent operating expenses divided by average fund assets. For present purposes, this Article accepts the following operating expense formulation adopted by the fund industry's trade group, the Investment Company Institute (ICI): advisory expenses plus administrative expenses,[44] but excluding 12b-1 fees.[45]

The existence of economies of scale as fund assets under management increase has been dubbed "folklore,"[46] and an item about which "no plaintiff has been able to produce evidence."[47] Given the industry's explosive growth, one would expect that fund expenses on average would have plummeted. It is not clear from the evidence that this has happened. The average equity fund's expense ratio has more than doubled since 1950.[48] According to a study published by the ICI, the operating expense ratio[49] for all equity

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43. John Rea et al., *Operating Expense Ratios, Assets and Economies of Scale in Equity Mutual Funds*, INVESTMENT COMPANY INSTITUTE PERSPECTIVE, Dec. 1999, at 1. The notion of economies of scale is a familiar one. Typically, the concept arises in the context of a manufacturing firm. As the number of units of output increases, total costs increase, but not as rapidly as output, so that average unit costs decrease as output increases. Such economies typically arise from spreading fixed costs among more units of production. The portfolio management process, which underpins advisory services, is characterized by high fixed costs (offices, computers, salaries, etc.) and very low variable costs. Thus, as the SEC staff recently noted: "Most observers believe that portfolio management is the fund cost with the greatest economies." REPORT ON MUTUAL FUND FEES, *supra* note 5. An earlier SEC staff report concluded that "a portfolio manager can manage $500 million nearly as easily as $100 million." 1992 PROTECTING INVESTORS REPORT, *supra* note 28, at 256 n.12. Since advisory services are subject to economies of scale, the fund's advisor may or may not pass along the largess to the fund. If economies of scale exist and fees are not lowered when assets under management increase, then the benefits of increased scale accrue to the manager in the form of increased profits. This can be especially insidious in a bull market environment. The GAO's report on price competition in the fund industry found that 64% of fund portfolio growth is due to portfolio appreciation. *See* GAO REPORT, *supra* note 12, at 9. This appreciation benefits investment advisors who garner increased fees from the general increase in market prices with no commensurate efforts on their part.

44. Rea et al., *supra* note 43, at 1, 5.

45. Rule 12b-1 fees are payments out of mutual fund assets to finance activities intended to result in the sale of fund shares or to pay for other services intended to benefit share holders. They were excluded because they are more closely associated with sales activity than post-sale administrative services. *See supra* note 12 and *infra* note 69.

46. BAUMOL ET AL., *supra* note 2, at 87.

47. *Id.*

48. John C. Bogle, *Mutual Funds at the Millennium: Fund Directors and Fund Myths*, at http://www.vanguard.com/bogle_site/may152000.html (May 15, 2000). Between 1980 and 1998, the average equity fund's annual expense ratio jumped from 1.10% to 1.57%. Bogle, *Economics 101*, *supra* note 7.

49. This consists of management and administrative expenses born by shareholders divided by the fund's net assets; it does not include distribution costs, such as sales loads or 12b-1 fees.

funds, using a sales-weighted average, rose 15% from 1980 to 1997,[50] a time of tremendous asset growth for the industry.[51] A recent SEC staff study showed that funds' weighted average expense ratio rose nearly 30% between 1979 and 1999,[52] with the jump exceeding 20% for equity funds. [53] A different study found that the cost of ownership for the industry's cheapest equity funds rose by 19% between 1980 and 1997.[54]

Another report on equity fund expenses shows that between 1981 and 1997, average equity fund expenses grew from 0.97% of net assets to 1.55%, with this 50% increase occurring over a period in which fund equity assets rose from $40 billion to $2.8 trillion.[55] During the same period, annual costs paid by fund shareholders soared from $320 million to $34 billion. Assuming that economies of scale exist, it is questionable why a hundredfold increase in costs should accompany a seventyfold increase in assets.[56] Had the average expense ratio merely stayed the same, and not risen over the period, fund investors would have saved billions annually.[57]

Nonetheless, it is accepted today that economies of scale exist in the fund industry. The existence of economies of scale has been admitted in SEC filings made by fund managers[58] and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase.[59] Fund industry investment managers are prone to cite economies of scale as justification for business combinations.[60] Though the ICI has

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50. John D. Rea & Brian K. Reid, *Trends in the Ownership Cost of Equity Mutual Funds*, INV. CO. INST. PERSPECTIVE, Nov. 1998, at 12.

51. The average size of the 100 largest funds in existence in 1997 that were also in existence in 1980 blossomed from $282 million to $5.8 billion. *Id.* at 13.

52. REPORT ON MUTUAL FUND FEES, *supra* note 5, tbl. 2.

53. *Id.* at tbl. 9.

54. Rea et al., *supra* note 43, at 9. According to Vanguard's Bogle, "Given that Vanguard dominates the low end universe–and that our expense ratios have declined by 53% since 1980–I would estimate that the other 'low cost' funds in the ICI survey raised expenses by as much as 40 percent." Bogle, *Economics 101, supra* note 7.

55. BOGLE, *supra* note 30, at 320.

56. *Id.*

57. *Id.*

58. *See* John P. Freeman, *The Use of Mutual Fund Assets to Pay Marketing Costs*, 9 LOY. U. CHI. L.J. 533, 554-55 n.109 (1978) (noting arguments presented in SEC filings by Investors Diversified Services, Putnam Management, and the Vanguard Group).

59. The existence of fee breakpoints in the fund industry has been viewed as "[o]ne piece of evidence for the existence of economies in portfolio management." REPORT ON MUTUAL FUND FEES, *supra* note 5. The breakpoint pricing system has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase.... The declining rate schedule reflects the expectation that cost efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

Rea et al., *supra* note 43 at 1, 4. On the other hand, the authors' survey of Morningstar data covering all domestic equity mutual funds in 1999 revealed that 70% operated under flat fee investment advisory contracts. *See infra* note 71.

60. *See* M. Christian Murray, *ReliaStar Buys Asset Manager*, NAT'L UNDERWRITER, Aug. 2, 1999, at 41 (reporting on a merger of two fund groups with the acquirer announcing that it "expects the acquisition will provide its asset management group with economies of scale benefits, resulting in lower unit costs and increased sales and profitability"); *Navigator Fund Changes*, NAT'L POST, July 14, 1999, at D03 (fund manager merging two funds to "benefit investors by achieving a greater economy of scale and a more diversified fund").

remained mute on the subject of economies of scale affecting advisory fees specifically, a knowledgeable industry insider has admitted that "there are *staggering* economies of scale in portfolio management and research."[61] Legal commentators likewise view economies of scale as a fact of life in the fund industry.[62] The GAO's investigators recently found a general consensus that fund operations benefit from economies of scale,[63] as well as strong evidence that economies of scale should exist.[64] The agency reported that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities,[65] which, unlike growth from share sales to new investors, is costless. Though its analysis of operating efficiencies was stymied by the lack of cost data available for fund advisors, the GAO did find that, for at least the previous five years, operating profits of eighteen publicly-held fund advisory companies had grown as a percentage of revenues.[66] The GAO also found that, among a sample of the industry's largest funds that experienced asset growth of at least 500% from 1990 to 1998, more than a quarter of the funds either raised their expense ratios or failed to reduce them.[67]

B. Fund Industry Data Demonstrates That Economies of Scale Exist

Studies by the ICI, though never focusing on advisory fees in isolation, generally confirm the existence of economies of scale within the industry. A 1998 ICI study found economies of scale to exist for individual equity funds.[68] A subsequent ICI study focusing on fund operating expenses "suggest[s] the presence of economies of scale as equity fund assets grow."[69] Interestingly, the ICI's operating expense study avoided calling specific attention to advisory fees. The ICI researchers bundled advisory fees and

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61. BOGLE, *supra* note 30, at 321 (emphasis added).

62. *See* Schonfeld & Kerwin, *supra* note 20, at 107. ("Mutual funds increasingly are the investment vehicle of choice. ... Mutual funds offer advantages that other investment vehicles may not, including diversification, *economies of scale*, and professional management.") (emphasis added).

63. The GAO REPORT noted:

> Industry officials we interviewed ... generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisors' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisors we interviewed also agreed that their operations experienced economies of scale.

GAO REPORT, *supra* note 12, at 34.

64. *Id.* at 9.

65. *Id.*

66. *Id.* at 9-11.

67. The GAO found that among the industry's 77 largest funds, of the 51 that experienced asset growth of at least 500% from 1990 to 1998, 38 reduced their expense ratios by at least 10%; of the remaining 13 funds, 7 reduced their expense ratios by less than 10%, and 6 either had not changed their fees or had raised them. GAO REPORT, *supra* note 12, at 11-12.

68. Rea & Reid, *supra* note 50, at 12-13.

69. Rea et al., *supra* note 43, at 2. Excluded from the definition of "operating expenses" were 12b-1 fees paid by many fund shareholders. The omission was justified by the study's authors on the basis that the payments are mainly used "to compensate sales professionals for advice and assistance given to buyers of fund shares." *Id.* at 1. In litigation, the payments have been justified on the ground that they are assessed "not only to encourage growth, but also to stimulate improved shareholder service." Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 490 n.37 (S.D.N.Y. 1988). Included as operating expenses for purposes of the study were such items as custodial and transfer agent fees. Rea et al., *supra* note 43, at 5.

administrative fees (such as custodial fees, legal and accounting fees, and transfer agent fees, but excluding 12b-1 fees). The ICI study observed that the ratio of bundled costs to fund assets, the "operating expense ratio," did indeed decline as fund size rose.[70]

C. Testing the ICI's Findings: Verification and Unbundling

To verify the ICI's analysis, the authors screened the Morningstar Principia Pro database for domestic equity funds.[71] After adjusting for missing and unusable data,[72] the final sample consisted of a total of 2161 actively managed, noninstitutional funds. Of these, 1090 were single class funds and 1071 were·multiclass funds representing a consolidation of 3302 sub-funds. This approximated the ICI sample of 2260 funds.

The ICI analysis used simple average operating expense ratios to aggregate multiclass funds within ranges of fund size. For comparison purposes, the authors initially used simple averages. However, weighted averages are superior[73] and hence supply the principal data used in the authors' analyses.[74] Comparison of ICI results with the current study are presented in Table 1.

70. Rea et al., *supra* note 43, at 2, 15.

71. Morningstar's Principia Pro compilation for October 1999 was the principal source of data for the authors' study. This date was chosen as corresponding most closely to pension fund data presented in the next section. The Morningstar material contained data as of the end of September 1999, reflecting expenses for most funds as of the end of June 1999. Initially, the authors' total database was screened to include only domestic equity funds—a total of 5238 were obtained. The sample included index, specialty, balanced, asset allocation, and a few convertible bond funds. Next, funds with zero assets and missing data were eliminated. This reduced the sample to 4943 funds. At this point, multiclass funds were aggregated into single funds. Such funds are an aggregation of sub-funds, each with different distribution channels. For instance, there may be a front-load fund (with or without 12b-1 fees), a back-load fund (with 12b-1 fees), a level-load fund (with 12b-1 fees), and an institutional fund with no 12b-1 fees and lower administrative fees. Portfolio expenses and most administrative expenses are incurred at the fund level and prorated to share classes based upon share class assets. Funds assets were totaled, and averages of expense ratios, operating expense ratios, management fees and administrative fee ratios were obtained using simple and weighted averages where the sub-fund assets were used as weights. Initially, an analysis was conducted corresponding to the ICI Table 1. Results were nearly identical to those presented in the body of the paper. Subsequently, all index and single class institutional funds were excluded from consideration, and these results, corresponding to ICI Table 6, are presented in Table 1. Although they are subject to minor inaccuracies, management fees from Morningstar were used as a proxy for advisory fees. *See infra* note 100 and accompanying text.

72. Funds were excluded from consideration if they reported bundled administrative costs or if advisory or administrative fees were zero. The latter occurs frequently when the investment advisor temporarily waives all or part of such fees as a means of subsidizing the fund, typically during the start-up period. The majority of excluded funds were small (total assets less than $100 million) and the balance of excluded funds were spread uniformly among different-sized funds. An analysis of the total sample revealed no significant differences, with the exception of the very small funds, where fee waivers caused average advisory and administrative fees to be lower than some larger funds.

73. Using simple averages, the expenses of a $1 million fund would be of equal importance to a $100 ·billion fund.

74. The authors' simple average numbers are presented in the text to demonstrate that the authors' data generate results similar to those presented in the ICI study.

Table 1

Comparison of Operating Expense Ratios with ICI Expense Study

	ICI Study		Current Study		
Fund Size	Number of Funds	Simple Average Operating Expense Ratios (Basis Points)	Number of funds	Simple Average Operating Expense Ratios (Basis Points)	Weighted Average Operating Expense Ratios (Basis Points)
<$250 mm	1,451	147	1,295	129	114
$250-$500 mm	261	116	272	103	104
$500-$1,000 mm	204	109	228	98	98
$1,000-$5,000 mm	265	94	274	89	85
>$5,000 mm	79	72	92	68	63
Overall	2,260		2,161	114	75

The left-hand column in Table 1 is the ICI breakdown by the size of fund. It is expected that economies of scale will cause average operating expense ratios to decline as fund size increases, and this is indeed the case. The ICI study shows the operating expense ratio declining from 147 basis points to 72 basis points as fund assets increase from under $250 million to greater than $5 billion. Operating expense ratios obtained from Morningstar exhibited a similar decline from 129 to 68 basis points, although the operating expense ratio averaged about 10 basis points less than the ICI study.[75]

The right-hand column of Table 1 presents the weighted average operating expense ratios. These also decline as asset size increases, although the decline is not as dramatic as occurs with the simple average numbers. Unfortunately, the degree and source of lower expenses is not adequately explored in the ICI study which, by bundling different costs into one overall "operating ratio," failed to examine the differences between advisory and administrative expenses.

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75. There are several reasons for the slightly lower average operating expense ratios. First, the ICI study contained over 150 additional smaller funds, presumably because such funds are more likely to report to a trade association than Morningstar. Second, the authors' study had larger funds. This occurred because of the combined effects of a rising stock market and a slightly later period of analysis, which caused fund size to appreciate, and perhaps caused lower expenses due to economies of scale. In addition, the ICI simple average methodology allowed for the exclusion of all institutional funds. The current study was able to exclude only single class institutional funds and maintain the weighted average methodology. Finally, an ICI staff member suggested to us that Morningstar sometimes reports 12b-1 fees at the maximum rather than the actual level. Telephone Interview with Brian K. Reid, Senior Economist, Investment Company Institute (Aug 23, 2000). The authors were unable to confirm this.

The Journal of Corporation Law [Spring

Having confirmed the essential equivalence of the Morningstar and ICI results, operating expense ratios were decomposed into advisory and administrative expense ratios. The ICI asset groupings and categories were maintained. The results of this analysis are presented in Table 2.

Table 2
Comparison of Weighted Average Operating, Advisory, and Administrative Expense Ratios

Fund Size	Number of Funds	Average Fund Size ($mm)	Weighted Average Operating Expense Ratios (Basis Points)	Weighted Average Advisory Expense Ratios (Basis Points)	Weighted Average Administrative Expense Ratios (Basis Points)
<$250 mm	1,295	$77	114	71	43
$250-$500 mm	272	$355	104	71	33
$500-$1,000 mm	228	$715	98	67	30
$1,000-$5,000 mm	274	$2,163	85	61	24
>$5,000 mm	92	$14,520	63	46	17
Overall	2,161	$1,058	75	54	21

The third column of Table 2 shows the average size of the fund in each group. Note that there are large numbers (1295) of relatively small funds, with an average fund in the less than $250 million range having $77 million in assets. On the other hand, there are relatively small numbers (92) of very large funds (average assets of $14.5 billion). Thus, the distribution of fund size exhibits an extremely negative skew. The largest funds (greater than $5 billion) average more than $14 billion, almost seven times larger than the next largest grouping ($1 to $5 billion) and almost 200 times the average fund in the less than $250 million range.

Weighted average operating expense ratios are identical to those in Table 1. These decline about 45% from the smallest to the largest funds (from 114 to 63 basis points). However, the two columns on the right reveal that the decline is not uniform for advisory and administrative fees. Advisory fees decline from 71 to 46 basis points from the smallest to the largest funds, only a 35% decline. Advisory fees are essentially flat at about 70 basis points up to about a $1 billion fund size. A twenty-fold increase in the average fund size (from $715 million to $14.5 billion) results in only a 31% decrease in advisory fees. Administrative fees, on the other hand, decrease from 43 to 17 basis points, a 60% decline. This decline is relatively smooth and linear. Thus, it is clear that, percentage-wise, greater economies of scale are being passed on to the fund shareholders

in the administrative fees than in the advisory fees. The ICI's bundling methodology, which combines the two different fee types, conceals this fact.[76] The authors' data is consistent with the ICI's in showing, unequivocally, that there are economies of scale operating in the fund industry.[77] Fund operating expenses tend to decline steadily as fund size grows. However, this decline is not uniform across administrative and advisory fee levels. The data reveals that fund advisors are reluctant to share economies with fund shareholders when negotiating the terms of advisory fee contracts. This reluctance depletes shareholder wealth.

It is useful to put the authors' analysis into a larger context. The 2161 funds in the sample represent a total market value of about $2.2 trillion. With a weighted average operating expense ratio of 75 basis points, the fund industry is charging shareholders of this subset of mutual funds about $16 billion a year to manage their funds. The 92 funds with assets greater than $5 billion represent about $1.3 trillion, and their annual management costs are about $8.5 billion. Of the $8.5 billion, about $6 billion are charged for advisory services. We have seen that advisory and administrative costs decline as fund size increases, but with administrative costs declining much more rapidly. Had advisory costs declined by the same percentage amount as administrative costs, they would average 28 basis points for the largest funds (rather than 46 basis points), yielding annual advisory costs of $3.5 billion instead of $6 billion. Thus, under the assumption that economies of scale should be realized for advisory fees and administrative fees equally, in rough numbers there are about $2.5 billion of excess advisory fees paid annually among the very largest of the actively managed equity mutual funds.

D. Summary

The ICI's position is that price competition reigns in the fund industry, with economies of scale existing and being properly shared by the advisor with fund

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76. In fairness to the ICI, there is no easy, simple way to unbundle the data since the SEC has never seen fit to define "investment advisory fees" and require separate reporting for that item. As a result, the SEC's staff embarrassingly professes not to be able to determine directly whether economies of scale exist for advisory fees. REPORT ON MUTUAL FUND FEES, *supra* note 5.

77. Other studies have likewise tended to find declines in fund expenses as assets have ballooned. One study by Kanon Bloch evaluated funds accounting for 80% of the industry's equity fund assets and found that the average equity fund's expense ratio dropped 16% between 1993 and 1999 on an asset-weighted basis. Richard J. Oppel, Jr., *Fund Expenses: They're Going Down, Down, Down; Conventional Wisdom Is Belied By the Numbers*, N.Y. TIMES, July 4, 1999, § 3, at 11. The same ICI study that showed a rise in overall operating expenses from 1980 to 1997 also showed a drop over the same period of time for the same array of equity funds in total shareholders costs, from 2.25% of net assets to 1.49%. Rea & Reid, *supra* note 50, at 11. The drop principally reflected lower distribution costs caused by investor preferences shifting from load to no-load funds, low expense ratio funds, and low-cost index funds. Bogle, *supra* note 48; *see also* Jerry Morgan, *Mutual Fund Loads Can Be a Load Over Time*, NEWSDAY, Dec. 6, 1998, at F06. The effect of the no-load option in driving down overall fund distribution costs demonstrates that in a free market, with load differences clearly disclosed, investors over time are able to migrate in the direction of low-cost providers of fund services. The choice between buying a load and no-load fund is one unhindered by any impediments save brand preference and lack of knowledge.

Another possible source of downward pressure on selling costs is cut-rate pricing offered to investors who buy load funds through 401(k) plans. "Investors may look at their 401(k) plans and start questioning why funds offered through the retirement plans have lower fees than the same funds offered outside the plans." Mindy Rosenthal, *A Loud Call to Lower Fees?*, FUND DIRECTIONS, Feb. 1999, at 1.

shareholders. This appraisal is supported by selectively presented data.[78] In reality, what has been declining is principally the cost of delivering shareholder administrative services relative to aggregate net assets.[79] Because most recent equity fund asset growth has resulted from portfolio appreciation,[80] and has thus been costless to the advisor, it should not be surprising that the ratio of shareholder administrative expenses to fund assets has tended to drop as funds have gotten bigger.

Though administrative expenses have dropped as fund size has grown, it is unclear whether there is robust price competition in the market for the most critical service

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78. It is argued on behalf of the ICI, that funds' operating expense ratios (consisting of advisory and administrative fees lumped together) have "generally" tended to decline with significant asset growth. Rea et al., *supra* note 43. Nowhere does the ICI study attempt to focus solely on the fees charged for the single item most fund shareholders want to buy—investment advice. The authors' analysis separates out advisory fees and administrative fees. When this is done, it becomes evident that economies of scale in the rendition of advisory services are, for the most part, not being shared with fund shareholders.

Missing from the ICI operating expense study is data showing the percentage growth of revenues flowing to fund managers in comparison with the growth of fund assets. In contrast, a 1996 study reported that while fund assets grew by more than 80% between 1992 and 1996, fund managers' revenues nearly doubled, from $11.7 billion to $23 billion. Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73; *see also* Oppel, *supra* note 77 ("[W]hatever the fee cuts at some fund companies, they pale next to huge revenue gains, as assets under management in stock funds soared 44-fold, to $3.2 trillion, in the 15 years ended in May, according to data from the [ICI]."). The ICI's Operating Expense Ratio study is thus akin to a bikini bathing suit: it reveals the interesting and conceals the vital.

Another ICI theme is that the "total costs of fund ownership" have been dropping for fund shareholders. *See Improving Price Competition, supra* note 40, at 86 (statement of Matthew P. Fink, President, Investment Company Institute). This ICI policy position was subsequently backed up by a study featuring tortured results published in November of 1998. *See* Rea & Reid, *supra* note 50 (finding that the "total cost of investing" in mutual funds, or the "total cost of fund ownership" has been decreasing). Its methodology is attacked in Bogle, *supra* note 48. Bogle isolated five flaws in the ICI's study. First, the results were weighted by sales volume; unweighted expense ratios escalated 64%, from 0.96% to 1.58%. Second, the ICI failed to note that expense ratios for the lowest cost decile were up 28% from 0.71% to 0.90%. Bogle theorizes that the increase would be greater ("perhaps up 35-40%") if Vanguard were excluded from the sample. Third, the ICI data ignores the hidden cost of increased portfolio turnover among the industry's funds, which cuts performance and generates taxable gains, potentially adding another 0.50% to 1.00% in costs. Fourth, Bogle criticizes the ICI's cost data for ignoring the opportunity cost of not being fully invested in stocks. This cost Bogle estimates at 0.6%. Fifth, Bogle faults the ICI data for ignoring the fees charged to investors who buy funds through "wrap accounts." Sixth, and finally, Bogle charges the ICI with manipulating load costs by amortizing sales loads based on inaccurate assumptions which, if corrected, would increase average sales-weighted costs by an estimated 0.50% to 1.85%. *Id.* That ownership costs have dropped due to lower distribution charges is a tribute to investors' behavior at the purchase point, where the load/no load option is visible and increasingly well understood. *See* GAO REPORT, *supra* note 12, at 47. The convergence of increased consumer sophistication, indexing, institutional sales, and price sensitivity on the part of retirement plan fiduciaries are having an impact in cutting distribution expenses charged by fund sponsors.

79. That administrative costs should show economies of scale comes as no surprise. Administrative costs are a mixture of fixed costs (directors' fees, legal fees, insurance premiums, auditing, taxes, and state and federal registration fees) and variable costs (custodial and transfer agent fees, postage, printing, etc). Variable costs are dominated by transfer agent fees. The transfer agent maintains records of shareholders' accounts and transactions, disburses and receives funds from shareholder transactions, prepares and distributes account statements and tax information, handles shareholder communication, and provides shareholder transactions services. The GAO found that the bulk of stock and bond funds' recent growth has come from portfolio appreciation, a circumstance almost certain to create economies of scale. *See* GAO REPORT, *supra* note 12, at 9.

80. As noted earlier, the GAO found that 64% of equity fund growth was due to the appreciation in value of portfolio securities. *Id.*

offered by the fund to its shareholders: professional management advice. The authors' data confirms that economies of scale in the market for advisory services are likely to exist. To the extent that they do exist, it appears they are being captured mainly by the funds' advisors, not the funds themselves. In the advisory services marketplace, price competition seems particularly weak. As Bogle argues: "Price competition is ... defined by the actions of producers, not the actions of consumers. Thus, price competition is not 'intense' in the fund industry; it is barely alive."[81] The fiduciary-managers' seeming ability to reap large rewards by not sharing cost savings with fund shareholders brings to mind Professor Paul Samuelson's insightful testimony before the Senate Banking and Currency Committee in 1967 when it was considering fund legislation: "I decided that there was only one place to make money in the mutual fund business—as there is only one place for a temperate man to be in a saloon, behind the bar and not in front of the bar. And I invested in ... [a] management company."[82]

IV. EXPLORING THE TWO-TIERED STRUCTURE FOR PROFESSIONAL ADVISORY SERVICES: MUTUAL FUND FEES VS. PENSIONS FUND FEES

A fair question is how the cost of professional management advice sold to funds and their shareholders compares with the price paid for like services sold elsewhere in the economy.[83] Investment advice is essentially a commodity.[84] Outside the fund industry, it is bought and sold in a much more competitive marketplace. Active portfolio management essentially is a mental process. It principally involves deciding which securities to buy and sell in order to maximize returns.[85] The process is scalable, in that it is equally applicable to large and small portfolios. The manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio,[86] but

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81. *Id.*

82. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency,* 90th Cong. 353 (1967). The investment paid off. *Id. See also* Simon, *supra* note 10, at 130 ("One obvious fact emerges: It is far more lucrative to own a mutual fund company than to invest in the company's products.").

83. An even fairer question is what funds *themselves* are paying now for the professional management advice they need in order to function. The answer is not clear. It has been suggested that only a small fraction of the total bill paid to the advisor by shareholders actually goes to pay for the cost of producing investment advice. Waggoner & Block, *supra* note 9, at 3B (quoting John C. Bogle for the proposition that only $3 to $5 billion of the $55 billion earned annually by fund management companies "goes to investment resources").

84.

> Two years ago, Morningstar mutual fund analysts started warning investors that the fund industry was ratcheting up fees, especially management fees, to dangerous levels forcing people to pay premium prices for what is in essence a commodity. Worse, says John Rekenthaler, the group's director of research, it has become pretty clear that over time funds with lower expense ratios outperform those with higher ratios....

Longo, *supra* note 10, at 1.

85. As part of the management process, the investment advisor will need to deal with additional issues such as dividend reinvestment, cash balances and flows, trading costs, and market timing.

86. Managers differentiate themselves in various ways. There are large, mid, small, and micro cap managers, as well as value, growth, balanced, asset allocation, hybrid, and quantitative managers. However, the essential insight remains intact: portfolio management is a mental process that is applicable to all portfolio types and sizes. It follows that what is being produced by the portfolio manager is intangible. It also comes close to

the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower. Investment managers are regularly hired and fired and those doing the hiring enjoy the benefits of a competitive market. Significantly, as we shall see, some of those bidding for investment advisory work in the free market populated by pension and endowment fund managers are fund advisors or their affiliated entities.

A. Research Shows Fund Shareholders Pay A Premium For Investment Advice

Wildly different fee structures apply to equity portfolio investment advisory services purchased by public pension funds on the free market compared to the same form of services purchased by investor-owned mutual funds. The disparity has received scant attention to date. Nearly forty years ago, a study conducted for the SEC by the Wharton School of Finance and Commerce determined that where fund advisors had outside advisory clients, there was a "tendency for systematically higher advisory fee rates to be charged open-end [mutual fund] clients."[87] The Wharton Report's authors ascribed the disparity in fee structures to fund advisors' ability to capitalize on the conflict of interest inherent in most funds' management structures and convert it into the power to set extra-competitive prices.[88] The Wharton Report identified 54 investment advisors with both mutual fund clients and other clients.[89] Of this sample, fee rates charged the mutual fund clients were at least 50% higher in 39 out of the 54 cases, 200% higher in 24 of the cases, and 500% or more higher in 9 of the cases.[90]

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possessing infinite scalability, just like the Internet or television. Adding additional shareholder accounts does not run up the cost of portfolio management any more than adding viewers increases the creative cost of devising a TV show or a class broadcast over the Internet. Once the investment objectives of the fund have been specified and an appropriate list of securities chosen, the size of the portfolio tends to be inconsequential. *See* STAFF OF THE NEW YORK INSTITUTE OF FINANCE, STOCKS BONDS OPTIONS FUTURES—INVESTMENTS AND THEIR MARKETS 134 (Stuart R. Veale ed., 1987) ("Generally, the larger the fund, the less the percentage the manager charges because it is almost as easy to run a $200,000 account as it is to run a $100,000 account. (You just buy and sell twice as much of whatever it is you're going to buy and sell.)"). It is true that larger funds with larger portfolios bear greater trading and shareholder administrative costs. However, these are administrative costs. Since they are not charged to the investment manager, they are irrelevant to the question of economies of scale in the pricing of investment advisory services.

87. WHARTON SCHOOL OF FINANCE & COMMERCE, 87TH CONG., A STUDY OF MUTUAL FUNDS 493 (Comm. Print 1962) [hereinafter WHARTON REPORT].

88. The price disparity was explained as follows:

> The principal reason for the differences in rates charged open-end companies and other clients appears to be that with the latter group "a normal procedure in negotiating a fee is to arrive at a fixed fee which is mutually acceptable." In the case of the fees charged open-end companies, they are typically fixed by essentially the same persons who receive the fees, although in theory the fees are established by negotiations between independent representatives of separate legal entities, and approved by democratic vote of the shareholders. This suggests that competitive factors which tend to influence rates charged other clients have not been substantially operative in fixing the advisory fee rates paid by mutual funds.

Id. at 493-94.

89. *Id.* at 489.

90. *Id.*

The existence of free market versus fund market pricing disparities for advisory services has long been known to the SEC. In its detailed report submitted to Congress in 1966, entitled *Public Policy Implications of Investment Company Growth*,[91] the SEC revisited the Wharton School's findings and determined that, "[t]he Wharton Report's conclusions correspond to those reached by the more intensive examination of selected mutual funds and mutual fund complexes made by the Commission's staff."[92] Nonetheless, over more than three decades, despite dramatic escalation in fund advisory fee levels and revenues, the SEC has ignored the subject of pricing disparities. Not everyone has been so generous as the fund industry's chief regulator. For example, one author has contended that fund shareholders "pay nearly twice as much as institutional investors for money management."[93] Other evidence that advisory fee structures are unusually lucrative in the fund industry in comparison with pension advisory business comes in the form of reports that fund advisor buy-outs are more costly than acquisitions of firms that advise pensions.[94]

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91. H.R. REP. No. 89-2337 (1966).

92. WHARTON REPORT, *supra* note 87, at 120.

93. Simon, *supra* note 10, at 130. The author makes a key point while overlooking another one. In truth, mutual funds are not different from institutional investors in form; a mutual fund, as an entity, actually *is* an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on "institutional status," it turns on self-dealing and conflict of interest. It is worth noting that within the universe of fund shareholders, there are some institutional investors, many of whom tend to buy shares in institutional funds. Expense ratios for institutional funds are roughly half of the expense ratios borne by retail funds. Mary Rudie Barneby, *Why Your 401(k) Plan Needs an Investment Policy and How to Establish One*, *in* PENSION PLAN INVESTMENTS, CONFRONTING TODAY'S INVESTMENT ISSUES ERISA LITIGATION: THE REGULATORY PERSPECTIVE & PRACTICAL IMPLICATIONS ON PLAN MANAGEMENT & INVESTMENTS (1997) at 79, 92 (PLI Tax Law & Practice Course, Handbook Series No. J-397, 1997). Some expenses, such as transfer agent costs, naturally will tend to shrink as a percentage of fund assets as account size rises. *See* Rea et al., *supra* note 43, at 5. ICI data reflected, as of year-end 1998, an average fund account size for retail accounts of $19,050; for institutional accounts it was $76,160. *Id.* at 5 n.17. Even in the market segment populated by supposedly sophisticated institutional fund investors, there is room to question whether robust price competition operates. *See* Elizabeth A. White, *DOL Issues Section 401(k) Fee Guide, Continues To Consider Further Requirements*, 25 PENS. & BEN. REP. (BNA) 1545 (July 6, 1998) (noting employers generally are unknowledgeable about fund expenses); *see also* Ross D. Spencer, *Disclosure Required for Fee Arrangements Between Mutual Funds and Service Providers*, EMPLOYEE BEN. PLAN REV., Jan. 1998, at 14 (noting that 401(k) sponsors have tended to ignore fund investment management fees).

94. Control positions in pension management companies, who must compete in the free market for business and who risk getting fired, tend to sell for less. ·

> Because the pension fund accounts managed by Aeltus pay annual management fees that average only 10- to 30-hundredths of a percentage point, and because those accounts can easily change managers, companies like Aeltus can be difficult to sell and may fetch lower prices than the sales of management companies that advise mutual funds. The managers of pension fund assets often sell for prices equal to twice the annual management fees.

Michael Quint, *Aetna Is Seen Seeking Buyer for Aeltus Investment Unit*, N.Y. TIMES, Mar. 23, 1995, at D2. Fee multiples in control purchases are higher in the fund industry. *See* Barry B. Burr, *Frontlines: A Good Deal: Asset Management Is Added Value*, PENSIONS & INV., Oct. 13, 1997, at 8 (stating that fund managers reported to sell for four or more times annual revenues); William H. Rheiner, *Acquisition of Mutual Fund Families: Corporate and Regulatory Issues*, *in* UNDERSTANDING SECURITIES PRODUCTS OF INSURANCE COMPANIES 2000, at 415, 418 (PLI Commercial Law & Practice Course, Handbook Series No. A-799, 2000) ("Stock price multiples of mutual fund advisors are often larger than those of other types of financial services companies."). According to its March 28, 2000 Form 10-K, T. Rowe Price Associates, Inc.'s revenue totaled $1.03 billion for

To verify whether the advisory fee pricing disparities found in the Wharton Report and the *Public Policy Implications* study still exist, the authors sent questionnaires[95] inquiring about portfolio management fees to the 100 largest public pension funds listed in the January 25, 1999 edition of *Pensions and Investments*. Pension fund staff were asked for information on fees paid to their fund's external portfolio investment managers during 1998. Responses were received from 53 funds and 36 of these provided usable data.[96] The 36 public pension funds represented total assets of $754 billion, averaging $21 billion. Funds were widely diversified across asset classes and most had' commitments to fixed income securities (bonds), real estate, and actively and passively managed domestic and international equities.

For comparison purposes, the analysis was restricted to actively managed domestic equity portfolios. Because internally managed portfolios were excluded, each portfolio could be associated with a specific investment advisor. A total of 220 individual actively managed portfolios were identified with a total of $97.5 billion in assets. The average portfolio size was $443 million, with the range extending from $15 million to $4.8 billion.

Fee data at the individual manager level came in two forms. The majority of pension funds, representing 114 portfolios, sent only a fee schedule (*e.g.*, 50 basis points up to $100 million and 20 basis points on the balance). In these cases, the advisory fee rate for each investment manager was calculated by applying the fee schedule to the level of assets under management.[97] In sixty other cases, funds set the actual dollar amounts of fees paid during the 1998 fiscal or calendar year and this number, divided by assets under management, yielded the annual advisory fee rate for each manager. In the balance of the cases (56), funds sent both a fee schedule and the actual advisory fee paid.[98] Some funds (37, or 17%) had performance fees built into their advisory contracts. Of these, 27 provided actual fee data, and the balance indicated that no performance fees above the scheduled rates were paid. Table 3 compares investment advisory fees for public pension funds and actively managed domestic equity mutual funds.

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its most recent year-end. The firm's market capitalization as of late July 2000 was $4.89 billion. *See* Robert McGough & Ken Brown, *T. Rowe Remains Aloof Amid Merger Dance, But Investors May End Up Disappointed*, WALL ST. J., July 31, 2000, at C2. Recently, Pioneer Group, Inc., parent of fund manager Pioneer Investment Management, was acquired for $1.2 billion. *Id.* at C2 (discussing the acquisition and characterizing Pioneer Investment Management as a firm "that has been struggling lately"). The acquisition prices were slightly less than five times Pioneer's 1999 revenues from continuing operations. *See The Pioneer Group, Inc. Reports Results for the Fourth Quarter and Year Ended December 31, 1999*, BUS. WIRE, Feb. 11, 1999, LEXIS, Curnws File. For an account of a control transfer for a fund advisor at a price exceeding 22 times the annual management fees, see BOGLE, *supra* note 30, at 327-28 (discussing how an advisor sold itself for $1 billion at a time that annualized fees were $45 million; fees were raised substantially pre- and post-control sale).

    95. The questionnaires asked for voluntary cooperation but were also framed as Freedom of Information Act requests.

    96. Of the seventeen remaining funds, six were internally managed, three were defined contribution plans and invested exclusively in mutual funds, two refused outright, one wanted $500 to collect the data, and the balance (five funds) had incomplete data.

    97. Asset levels were typically provided as of June or December 1999, which correspond to the 1998 fiscal year and the 1999 calendar year, respectively.

    98. Although there were some small differences between scheduled and actual advisory fees paid, analysis revealed no average net difference between the two approaches. In the analysis that follows, the greater of the fees calculated by the two methods was utilized in calculating overall averages.

Table 3

Comparison of Public Pension and Mutual Fund Investment Advisory Fees

	Public Pension Funds		Mutual Funds	
	Average Portfolio	Weighted Average	Average Fund	Weighted Average
Decile	Size $mm	Adv. Fee (Basis Pts)	Size $mm	Adv. Fee (Basis Pts)
1	36	60	24	77
2	79	57	47	77
3	130	49	76	75
4	194	42	121	74
5	257	37	185	73
6	327	42	284	71
7	437	33	454	73
8	579	28	759	69
9	842	22	1,527	66
10	1,550	20	9,666	50
Overall	443	28	1,318	56

To enable a direct comparison of advisory fees between mutual fund and pension fund portfolios, the mutual fund sample has been restricted to those funds with financial characteristics closest to those of the pension fund sample.[99] In Table 3, the bottom line, showing the overall category, reveals that investment advisory fees are twice as large for mutual funds as they are for pension funds, even though the average actively managed domestic equity mutual fund is nearly three times as large as the average actively managed equity pension portfolio.[100]

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99. Initially, all mutual funds, including multiclass funds with assets less than $15 million were eliminated. This corresponded to the smallest pension portfolio. Next, all balanced, asset allocation, specialty, convertible bond, and index funds were discarded, as well as those funds classified as "domestic hybrid" by Morningstar. Finally, all funds with a commitment to bonds greater than 5% were eliminated, as well as those single class funds with inception dates after May of 1998. The above procedure generates a sample of mutual funds closely corresponding to characteristics of portfolios of public pension funds. The final sample consisted of 1,343 funds of which 659 were single class funds and 684 were multiclass funds representing a total of 2,118 sub-funds.

100. The analysis attempts to put pension and mutual fund advisory costs on a comparable basis. This process was confounded somewhat by inconsistent reporting of advisory and administrative costs among mutual funds. Specifically, the "management fee" reported in Morningstar sometimes includes not only fees for advisory services but some administrative services as well. This same problem hindered the SEC staff in its recent analysis of fund fees and expenses. See REPORT ON MUTUAL FUND FEES, supra note 5. The authors' methodology minimized the impact of such problems by excluding from the sample funds shown by Morningstar to have no administrative fees. Such funds tended to be small. Those funds that bundle some administrative costs in the management fee are also likely to be small and have minimal impact on category averages, which are calculated on an asset-weighted basis. Analysis of the Lipper data, which explicitly differentiates between management and advisory fees, revealed a weighted average difference of about three basis points. The authors consider this difference immaterial in the overall comparison of advisory fees between pension and mutual funds.

632   *The Journal of Corporation Law*   [Spring

Decile comparisons were achieved by ranking the respective samples by asset size and then splitting the sample into ten segments with the same number of portfolios/funds in each respective segment. In the first decile of funds, advisory fees are roughly similar, with pension funds paying 60 basis points for an average portfolio of $36 million and mutual fund owners paying 77 basis points for an average fund size of $24 million.[101] From that starting point, pension fund advisory fees decrease in an essentially linear fashion as portfolio size increases. Fees decline from 60 basis points for the smallest portfolios ($36 million on average) to 20 basis points for the largest ($1.55 billion on average). The competitive nature of the market for investment advisory services to public pension funds forces fees to decline as asset size increases, essentially reflecting economies of scale in the money management business.

The pattern is very different for mutual funds. The average fee charged is essentially flat through the first seven deciles, and the fee is consistently greater than 70 basis points. Fees decline when fund size increases above about $750 million, but the decline is not as steep as it is for pension portfolios. The top decile has an average fund size of almost $10 billion, but weighted average advisory fees decline to only 50 basis points.

The full impact of differential advisory fees is illustrated graphically in Figure 1, a bar chart showing the average pension and mutual fund advisory fee in each decile.[102]

Figure 1



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101. There are respectively 22 portfolios in each pension fund decile, 135 mutual funds in the first three mutual fund deciles, and 134 funds in the remaining deciles.

102. The chart is somewhat misleading in that the size of the average fund is different for public pension and mutual funds in each decile.

Comparison of pension and mutual fund investment advisory fees is confounded somewhat by portfolio/fund size differentials and the extreme negative skew of the fund size distribution for both pension and mutual fund portfolios. These issues will be addressed in turn.

The average pension portfolio is $443 million and the average mutual fund portfolio is $1.3 billion, roughly three times greater. Moreover, in the largest deciles of portfolios/funds, the average mutual fund portfolio is about six times larger than the average pension portfolio. An ad hoc comparison of pension and mutual fund portfolios on a comparable size basis reveals an even greater differential in investment advisory fees between pension and mutual funds. For comparison purposes, the largest mutual funds were removed from consideration, and the size of the average mutual fund was calibrated to be $443 million, identical to the average pension portfolio. On a size-standardized basis, weighted average mutual fund advisory fees were 67 basis points as compared to 28 basis points for pension portfolios.

Regression analysis is a more rigorous approach to comparing differential fees, and it also provides the means of controlling for the extreme negative skew in the distribution of fund size.[103] The standard technique used in studies of economies of scale is to use a log transformation on the nonlinear (skewed) variable.[104] This technique was applied to compare the differential responsiveness of pension and mutual fund advisory fees to increases in fund size. Regressions of the following form were run on both the pension and mutual fund data: Advisory Fee = a + b (Ln Size), where the advisory fees are scaled in whole basis points, and size is scaled in millions of dollars under management. The analysis yielded the following data:

Type	Degrees of Freedom	a Intercept (t stat)	b Ln Size (t stat)	Explained Variance
Mutual Funds	1,342	91 (41.8)	-3.5 (-9.3)	.06
Public Pension Funds	219	103 (14.2)	-11.4 (-9.1)	.27

The negative slope coefficient of both regressions indicates that advisory fees decline as the log of assets under management increases. Both slope coefficients are statistically significant. However, the slope coefficient for the pension fund regression is three times greater than the mutual fund regression. This reflects that pension fund fees are three times more sensitive to assets under management than mutual fund fees. The level of explained variance is more than four times greater for pension funds than mutual funds. This means that equity portfolio size explains only 6% of the variation of mutual fund advisory fees but 27% of pension advisory fee. Clearly there are variables other than fund size that impact advisory fees for both pension and mutual funds, and there is much more unexplained variance in the case of mutual funds than pension funds.

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103. From Table 1, funds with greater than $5 billion in assets represented less than 5% of the total number of funds (92 out of 2161) but controlled 60% of the total assets under management.

104. *See* David A. Latzko, *Economies of Scale in Mutual Fund Administration*, 22 J. FIN. RES. 331 (1999).

It is clear that public pension fund portfolio managers are willing to accept lower fees for a greater commitment of funds under management. There is no evidence that managers of public pension fund equity portfolios are paid less than equity fund managers because they do less work or perform at a lower level. There are no well-known cost differences for the advisory function between managing an equity portfolio for a pension fund or a mutual fund. To the extent that fund shareholders require special attention, those added cost differences are absorbed by the fund as administrative costs. They do not serve to inflate advisory fees unless, of course, such costs are bundled with advisory fees in the particular fund's management contract. The authors conclude that the chief reason for substantial advisory fee level differences between equity pension fund portfolio managers and equity mutual fund portfolio managers is that advisory fees in the pension field are subject to a marketplace where arm's-length bargaining occurs. As a rule, fund shareholders neither benefit from arm's-length bargaining nor from prices that approximate those that arm's-length bargaining would yield were it the norm.

B. Portfolio Company Size and Investment Advisory Fees

It is common in the investment management business to characterize portfolios or funds by the market capitalization of the companies whose stock is held in the equity mutual fund portfolio. Company size is measured by the firm's market capitalization, defined as the product of the number of shares outstanding and the current market price per share. Generally, portfolios are labeled large, mid, or small cap (capitalization) portfolios. Definitions vary, but typically large cap companies/stocks have a total market value in excess of $10 billion, mid caps range from $1 to $10 billion, and small cap stocks are generally defined as having a market capitalization of less than $1 billion.

The pension and mutual fund samples were analyzed for fee differences based on market capitalization.[105] Of the 220 portfolios in the pension sample, 177 named large, mid, or small cap in their titles. Morningstar explicitly labels all funds for market capitalization. The results of the analysis are presented in Table 4.

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105. It is generally recognized that investment managers charge higher fees for managing small and mid cap portfolios, although the explanation for this is not immediately obvious. One reason could be that information about large cap stocks is widely available, and the market for such stocks is generally viewed as highly efficient.

Table 4
Comparison of Public Pension and Mutual Fund Investment Advisory Fees for
Portfolio Management of Large, Mid, and Small Capitalization Firms

	Public Pension Funds			Mutual Funds		
	Average Portfolio Size ($mm)	Number of Portfolios	Advisory Fees (Basis Pts)	Average Fund Size ($mm)	Number of Funds	Advisory Fees (Basis Pts)
Large-Cap	$555	92	21	$2,068	700	52
Mid-Cap	$421	17	42	$636	309	71
Small-Cap	$194	68	58	$374	334	71

Table 4 reveals that managers do indeed charge higher fees for managing small and mid cap portfolios. This pattern is observed for both pension fund portfolios and mutual fund portfolios. However, there are significant differences between the two samples. Mutual funds charge far higher fees in relation to pension fund portfolios for managing large cap portfolios. The weighted average large cap advisory fee of mutual funds is 52 basis points as compared to 21 basis points for pension fund portfolios (about 150% higher). Moreover, the average large cap mutual fund is almost four times larger than the average pension fund portfolio ($2 billion versus $555 million).

Mid and small cap portfolios exhibit similar, although attenuated, patterns. The weighted average mutual fund advisory fee for mid cap portfolios is about 70% higher than the pension advisory fee (71 versus 42 basis points) and about 20% higher (71 versus 58 basis points) for small mid cap portfolios. Thus, the most conspicuous example of high prices caused by the absence of market forces affecting equity mutual fund advisory fees is found in the large cap stocks sector. This is an important category. It dominates among the largest funds by asset size. Of the 100 largest mutual funds, 85 are large cap portfolios, and they represent 93% of the total assets of the 100 largest funds.

There are many ramifications of advisory fee rate disparities of 100% or more between those charged to mutual fund and non-fund clients by the same advisor. They are analyzed in the following section.

C. Individual Managers' Pricing: Fund Management vs. Pension Management

There were a total of 110 different money managers in the 220 pension portfolios examined. Thus, some portfolio managers were represented several times in the sample. In addition, many of the pension fund portfolio managers were also entities managing money for mutual funds. Table 5 presents data for a representative sample of the investment managers with multiple pension portfolios that also managed mutual fund portfolios. The table shows total pension assets, the number of pension portfolios, and the weighted average pension investment advisory fee. In addition, those mutual fund assets of the corresponding managers that met the screens for direct comparison with pension

funds are presented. The table shows total assets, the number of funds and sub-funds, and the weighted average investment advisory fees.

Table 5
Comparison of Individual Manager Fees For Pension Portfolios and Mutual Funds

	Public Pension Portfolios			Mutual Funds			
	Total Assets ($mm)	Number of Portfolios	Weighted Average Advisory Fee	Total Assets ($mm)	Number of Portfolios	Number of Sub-Classes	Weighted Average Advisory Fee
Alliance Capital Mgt.	7,817	5	0.18%	24,577	4	16	0.84%
Ark Asset Mgt.	2,442	7	0.45%	929	4	11	0.77%
Brinson Partners	4,597	7	0.22%	644	3	5	0.72%
Loomis Sayles	1,178	3	0.20%	583	5	9	0.49%
Oppenheimer	2,780	3	0.17%	26,518	10	38	0.55%
Putnam Investments	2,113	6	0.31%	122,459	14	48	0.47%
Overall	20,927		0.23%	178,369			0.54%

Table 5 reveals that different investment managers apparently have widely different pricing policies.[106] Alliance Capital Management charged its mutual fund customers, on average, more than 350% more than its pension customer (84 basis points versus 18 for pension portfolios). Ark Asset Management, on the other hand, charged its mutual fund customers about 70% more, but with only about a third of the level of assets under management. Putnam Investment charged about 50% more, and Oppenheimer charged almost 300% more. Large cap portfolios tend to dominate the sample presented. This is reflected in the overall averages. The overall, weighted average pension advisory fee for these managers was 23 basis points, slightly less than the weighted average for all pension managers. The overall, weighted average investment advisory fee for mutual funds was 54 basis points, 2 basis points lower than the overall average.

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106. Care must be taken in interpreting these data because the numbers for some managers include a mixture of investment styles and are thus not strictly comparable. For instance, Putnam manages six pension portfolios, comprised of two large and four small cap funds. Of the fourteen Putnam mutual funds, nine are large cap, three are mid cap and two are small cap. Moreover, where Putnam is concerned, there is a far higher level of mutual fund than pension fund assets under management. On the other hand, all of the Alliance Capital portfolios (pension and mutual funds) are large cap portfolios.

D. Externally Managed Vanguard Equity Fund Advisory Fees vs. the Fund Industry

It was noted earlier that the Vanguard Group of mutual funds tends to present lower expense ratios than the rest of the mutual fund industry. This is because Vanguard funds are run on the same basis as most companies in the economy: boards are unswervingly devoted to making as much money as possible—within legal constraints—for shareholders. Stated differently, the Vanguard funds are uncontaminated by the conflict of interest that affects most of the rest of the fund industry. Shareholders of Vanguard's externally managed equity funds thus benefit directly from their boards' ability and willingness to perform a task rarely undertaken in the fund industry—namely, to negotiate at arm's-length for lower investment management fees. This point is illustrated below in Table 6, which shows investment management fees for the ten actively managed domestic equity funds offered by the Vanguard Group as of the end of 1999.[107]

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107. These data were obtained from the annual reports of the funds as of the dates shown in the right-hand column.

Table 6
Vanguard Investment Advisory Fees for Actively Managed Domestic Equity Funds

Fund	Investment Advisor	Base Fee (Basis Pts)	Actual Fee (Basis Pts)	Asset Size (billions)	Date
Capital Opportunity	PrimeCap Management	40	40	$5.4	10/99
Equity Income	Newell Associates Spare, Kaplan, Bischel & Assoc. John A. Levin & Co.	16	14	$2.4	9/99
Explorer	Granahan Investment Mgt. Wellington Management Chartwell Investment Ptrs	22	22	$4.1	10/99
Growth & Income	Franklin Portfolio Assoc.	9	8	$9.3	12/99
Morgan Growth	Wellington Management Franklin Portfolio Assoc.	11	11.5	$5.7	12/99
PRIMECAP	PrimeCap Management	19	19	$23.2	12/99
Selected Value	Barrow, Hanley, Mewhinney & Strauss	38	19	$0.2	10/99
US Growth	Lincoln Capital Mgt.	12	12	$19.7	8/99
Windsor	Wellington Management Sanford C. Bernstein & Co.	12	4	$23.2	10/99
Windsor II	Barrow, Hanley, Mewhinney & Strauss Equinox Capital Mgt. Tukman Capital Mgt.	12	11.5	$22.9	10/99
Weighted (Simple) Average		14.9	13.2	($11.6)	

Table 6 reveals that Vanguard is able to purchase investment advisory services for prices far lower than the industry as a whole. The weighted average base fee for the ten funds is 14.9 basis points: The base fee of the ten funds' average portfolio size is $11.6 billion. This is roughly in line with fees paid by pension funds for large portfolios. Table 3 reflects that the largest pension fund portfolios average 20 basis points for an average portfolio size of $1.5 billion (decile 10 in Table 3). Large mutual funds, on the other hand, pay 50 basis points on an average portfolio size of $9.7 billion (also decile 10 in Table 3), more than double the advisory fees pension funds pay and more than three times greater than the fees paid by the Vanguard Group.

The Vanguard Group aggressively negotiates performance fees as part of its investment advisory contracts. This practice causes the weighted average of actual fees paid to the Vanguard external managers, 13.2 basis points, to fall below the weighted average base fee. The chief reason for the difference between the weighted average base fee for the managers and the actual fees paid is due to the penalty assessed against the Windsor fund's managers for their under-performance. In all, five of the ten funds experienced investment advisory fee reductions as a result of unfavorable performance, and one fund, Morgan Growth, enjoyed a fee increase because of favorable results.

The Table 6 data vividly illustrates how cost benefits can be reaped by unconflicted boards. In round numbers, the actively managed Vanguard funds in the sample, holding aggregate assets of $11.6 billion, paid about $150 million in investment advisory fees. Had their advisory fees been subject to standard industry quality negotiations, the subject funds would have paid about $580 million in advisory fees at the prevailing fund industry .rate of 50 basis points for large, externally managed equity portfolios. The Vanguard boards' aggressive, shareholder-oriented approach to buying advisory services on the free market thus generated a direct savings exceeding $425 million for the funds' shareholders in 1999 alone.

E. Further Evidence of Questionable Fund Industry Behavior: Charging High Advisory Fees for Passive Equity Portfolio Management

When a portfolio/fund is passively managed, there is no stock picking (active management) involved. Rather, the fund attempts to mimic the returns of some market index, such as the S&P 500 or the Wilshire 5000. Funds using this approach are called "index funds," and the process is called indexing.[108] Pension funds and mutual funds normally pay investment advisory fees for passive management, although in a sense the term is a misnomer. An indexed portfolio is much simpler to manage than an actively managed portfolio. The securities in the portfolio are fixed (except when changed by the index sponsor), and the manager's job is to minimize the tracking error with the index. This sometimes involves sampling a large subset of the index or the use of futures to deploy cash, but the basic process is essentially mechanical. Thus, little if any creativity is called for and personnel costs are kept to a minimum. For these reasons, investment advisory fees for passive management are typically much lower than for active management.[109]

To test whether the fee disparities previously found for external equity portfolio managers hold for index funds, the authors collected data on passive investment advisory fees for mutual funds, pension funds, and the Vanguard S&P 500 Fund.[110] The results are presented in Table 7.

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108. *See, e.g.,* Jonathan Clements, *Getting Started: Index Funds Are Hot—But Which One?,* WALL ST. J., June 6, 1990, at C1.

109. *See, e.g.,* James A. White, *Investing Lessons of the Eighties: The Decade of Phenomenal Growth for Institutions,* WALL ST. J., Dec. 26, 1989, at C1, C17.

110. The analysis is limited to plain vanilla S&P 500 indexed portfolios. It is also common to find portfolios indexed to other indexes, such as the Russell 2000 or the Wilshire 5000 stock indexes. In addition, enhanced index funds are sometimes seen where there is a small active component on top of a basic passive approach.

Table 7

Comparison of Weighted Average Investment Advisory Fees on S&P 500 Index
Funds for Pension Portfolios, Mutual Funds, and the Vanguard S&P 500 Index
Fund

	Number of Funds/ Portfolios	Average Fund/Portfolio Size (billions)	Weighted Average Investment Advisory Fee (basis pts)
Mutual Funds Total	36	$2.1	20
Mutual Funds Reduced	31	$1.2	16
Pension Funds	20	$2.1	1.4
Vanguard S&P 500 Fund	1	$91.1	.01

Pension funds paid an average of 1.4 basis points to outside index fund managers. The average portfolio was $2.1 billion among the 20 pension fund portfolios examined. The typical mutual fund of the same size paid 20 basis points to their investment advisors. These results are confounded somewhat by the willingness of some funds' investment advisors to reduce total expenses.[111] Elimination of the five funds following this practice reduced the average portfolio size to $1.2 billion and the weighted average investment advisory fee to 16 basis points, a figure that is still more than ten times the weighted average pension index fund advisory fee. The Vanguard S&P 500 Fund (First Index) was a $91 billion fund as of October 1999. Examination of First Index's 1999 annual report revealed that Vanguard charged an investment advisory fee of $100,000 for the whole fund. This is equivalent to about 0.01 basis points.[112]

It is difficult to see how mutual fund investment advisors can justify advisory fees that are more than ten times greater than those charged for pension funds. Indexing is a mechanical process that is essentially identical for pension funds and mutual funds. In other words, the name or identity of the customer buying the service is not a valid justification for charging a higher or lower price. The indexing data further supports this Article's findings that fees for externally managed mutual funds are bloated; where arm's-length bargaining occurs, fees charged for an identical service are dramatically lower.

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111. The best example of this is the Fidelity Spartan Fund. It was a $27 billion fund in October 1999 and the contractual (and actual) investment advisory fee was 24 basis points. However, by agreement, the expense ratio is limited to 19 basis points, and the procedure to accomplish this is a reduction in overall expenses. Unfortunately, this expense reduction cannot be uniquely associated with advisory or administrative expenses. In the final analysis, an overall expense ratio of 19 basis points, if maintained, is quite competitive and reasonable. *See supra* Table 2 (illustrating that, for large equity funds, average administrative fees alone approximated 17 basis points). This is not true of the remaining funds, which had a weighted average administrative fee of 18 basis points in addition to the 16 basis points investment advisory fee.

112. The expense ratio was 18 basis points, reflecting fund administrative costs. There were no distribution fees.

F. Analysis of Causes Underlying the Fund Industry's Dysfunctional Competitive System

1. Introduction ·

The fund industry is over-regulated and under-policed. The absence of a strong corrective influence should not be surprising. Those in control of an industry boasting over $7 trillion in liquid assets can afford superb lawyers, lobbyists, and public relations specialists. The fund industry has all of these in abundance. ICI President Matthew Fink energetically argues against major reform proposals,[113] contending that "[c]ompetition is working effectively in the interests of investors."[114] Lately, Congress has not shown interest in improving investors' remedies[115] and cannot be counted on to alter the way

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113. *See, e.g.,* GAO REPORT, *supra* note 12, Appendix· III, at 117-20 (Letter from Matthew P. Fink, ·President, on behalf of the Investment Company Institute defending the status quo in the face of the GAO's recommendation for enhanced shareholder disclosure). On the other hand, the ICI has taken some pro-shareholder positions, such as supporting increased funding for the SEC, privacy protection for shareholder information, and limitations on personal investing by fund managers. Lewis Braham, *A Raw Deal for Fund Shareholders,* BUS. WK., July 31, 2000, at 94.

114. *Improving Price Competition, supra* note 40, at (Statement of Matthew P. Fink, President, Investment Company Institute. Mr. Fink finds the mutual fund industry competitive to an extent other observers do not. For example, the GAO recently issued a detailed report finding that mutual funds generally do not attempt to compete with each other on the basis of costs; for example, price competition is muted. GAO REPORT, *supra* note 12, at 62-65. The report observed that "most economists view competition in the mutual fund industry as imperfect." *Id.* at 64. It also noted that there was some evidence that competition was not completely absent, pointing to the growing popularity of index funds and the fact that "the two largest fund groups are among the industry's low-cost providers." *Id.* at 65.

On behalf of the ICI, Mr. Fink greeted a preliminary version of the GAO's report as follows: "We agree with the draft report's conclusion that the mutual fund industry is highly.competitive ...." Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III. In fact, the only use of the phrase "highly competitive" found in the GAO Report is in Mr. Fink's letter, which appears as an attachment. What the GAO actually found was this:

> [A]lthough thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisors generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Id. at 7.

115. The Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. § 78u-4 (West 1997), enacted over President Clinton's veto, is such a statute. It was designed to:

> (1) curb abusive practices in the conduct of securities class action suits; (2) put greater control over class action suits in the·hands of large shareholders who are not "professional" plaintiffs; (3) require more detailed information about settlements to be disclosed to shareholders; (4) deter plaintiffs from bringing frivolous lawsuits by imposing sanctions in appropriate cases; (5) give courts discretion to grant early dismissal of suits; (6) provide a statutory safe harbor for forward looking statements; and (7) provide a cap on damages by limiting joint and several liability.

Laura R. Smith, *The Battle Between Plain Meaning and Legislative History: Which Will Decide the Standard ·for Pleading Scienter after the Private Securities Litigation Reform Act of 1995?,* 39 SANTA CLARA L. REV. 577, 577-78 (1999). Subsequently, sensing that plaintiffs were evading the PSLRA's reach by suing in state court, Congress preempted state law claims when raised in class action suits involving publicly-held companies by enacting the Securities Litigation Uniform Standards Act of 1998, Pub. L. No. 105-353, 112 Stat. 3227 (1998).

the fund industry chooses to conduct itself. The SEC generally has contented itself with presenting proposals destined to have little impact on the way most mutual funds do business.

In the courts, the industry's attorneys have enjoyed tremendous success in protecting management interests: the vast array of legal weaponry found in the securities laws and common law regularly comes to naught when targeted at mutual fund directors and investment advisors. Whatever the theory and wherever the forum, with impressive precision, fund shareholders' claims have been presented, scrutinized, and with scant exception, found wanting.[116]

2. Section 36(b) Case Law Safeguards the Status Quo

The traditional focal point of fund industry advisory fee litigation is section 36(b) of the Investment Company Act of 1940,[117] an express cause of action permitting fund fee payments to be attacked, subject to several severe limitations: (1) plaintiffs are not entitled to a jury trial;[118] (2) only shareholders or the SEC have standing to sue[119] (the fund may not sue for wrongs inflicted on it, as in a common law derivative suit); (3) plaintiffs have the burden of proof, meaning that self-dealing fiduciaries are relieved of the burden of proving fairness;[120] (4) damages are not recoverable for any period prior to one year before the action was instituted;[121] (5) recovery is limited to actual damages resulting from the breach of fiduciary duty and may not exceed the amount of the payments received by such recipient from the investment company or its security holders;[122] and (6) federal courts have exclusive jurisdiction.[123] On the less-weighty, pro-shareholder side of the ledger, section 36(b) lawsuits are immune from the strictures of the Private Securities Litigation Reform Act.[124] Section 36(b), though important in

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116. Fund management companies have a sterling litigation record. *See* BAUMOL ET AL., *supra* note 2, at 68, 72-74, 84-85. Like Big Tobacco, fund sponsors to date have never paid a dime in damages in cases alleging excessive advisory fees; unlike the tobacco companies, they have never lost an advisory fee lawsuit on the merits. Most of the cases challenging fund fees as excessive have been settled; those that did not settle were dismissed. *Id.*

117. 15 U.S.C. § 80a-35(b) (1994).

118. *See* Kalish v. Franklin Advisors, Inc., 928 F.2d 590, 591 (2d Cir. 1991), *cert. denied,* 502 U.S. 818 (1991); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd,* 835 F.2d 45, 46 (2d Cir. 1987), *cert. denied,* 485 U.S. 1034 (1988); Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 487 F. Supp. 999, 1001 (S.D.N.Y.), *aff'd,* 636 F.2d 16, 17 (2d Cir. 1980), *cert. denied,* 451 U.S. 910 (1981).

119. Investment Company Act of 1940 § 36(b), 15 U.S.C. § 80a-35(b) (1994).

120. *Id.* § 80a-35(b)(1).

121. *Id.* § 80a-35(b)(3).

122. *Id.*

123. *Id.* § 80a-35(b)(5).

124. Pub. L. No. 104-67, 109 Stat. 737 (1995). Most fund shareholder class actions seeking relief under other federal theories are doomed by the Private Securities Litigation Reform Act of 1995. A case in point is *Castillo v. Dean Witter Discover & Co.,* [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). *Castillo* involved a class action brought by three Florida investors who had lost money after investing in Dean Witter's investment company offerings. Two of the class representatives, Castillo and Fernandez, were described as inexperienced and elderly. *Id.* at 91,092. Fernandez's investment of $15,000 in Dean Witter's "U.S. Government Securities Trust" represented "his life savings." *Id.* The third class representative, Chupka, was described as having "little knowledge of mutual funds prior to investing with Dean Witter." *Id.* Class actions against fund independent directors have been made particularly difficult by the new

setting standards for fund directors' fiduciary duties, is not the last word on the subject. Section 36(b) does not preempt state law fraud and fiduciary duty claims.[125]

The seminal case interpreting section 36(b) is *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[126] a suit brought by shareholders of Merrill Lynch Ready Assets Trust, a successful money market mutual fund. Between 1977 and 1981, the trust's assets had skyrocketed from $428 million to more than $19 billion, generating a jump in the fund's management fee from $1.6 million to $39 million.[127] The plaintiffs claimed that the fund was realizing cost savings through economies of size generated by the tremendous inflow of cash, which was being captured and kept by the fund's advisor in the form of higher profits. The plaintiffs contended that the cash should have been passed on to the fund's shareholders in the form of lower costs and higher net investment returns.[128]

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litigation. *See* Jordan Eth & Christopher A. Patz, *Securities Litigation and the Outside Director*, 33 REV. SEC. & COMMODITIES REG. 95 (2000).

'For present purposes, plaintiffs' key claim was that Dean Witter secretly paid extra compensation to its brokers to cause them to push Dean Witter funds that were, unbeknownst to plaintiffs, higher priced and worse performers than other available funds. *Castillo,* [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,093. Because the suit was brought as a class action, the plaintiffs were required to satisfy the pleading requirements of the Private Securities Litigation Reform Act of 1995, and they failed miserably. *Id.* at 91,094. The first stumbling block was loss causation, *i.e.*, the need to connect the deception with the ensuing loss. *Id.* The court noted that what caused plaintiffs' damages was poor performance by the funds, an event unrelated to the compensation payments to the registered representatives who had sold them. The court thus found that loss causation had not properly been pleaded. *Id.* at 91,095.

The court likewise inspected and found wanting the various alleged misleading statements or omissions asserted by the plaintiffs. *Castillo,* [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,096-97. The court rejected out of hand the notion that Dean Witter owed an obligation to compare its funds' allegedly poor performances with competitors' products, finding, as a matter of law, that there is no obligation to disclose information about competitors' products. *Id.* at 91,097. Significantly, the court implied that placing such a burden on Dean Witter would be unfair because it would be hard for "the broker to define its competitors for purposes of comparison, particularly since the various holdings in mutual funds are different in innumerable respects." *Id.* at 91,097 n.10.

As for the claim that plaintiffs were duped because they were not advised that Dean Witter brokers were paid extra compensation to favor Dean Witter funds, the court scolded: "Plaintiffs should have been aware that sale of a Dean Witter fund, as opposed to an outside fund, would mean greater compensation for the Dean Witter companies," and that requiring any special warning about salesperson conflicts would impose new duties never previously recognized under the securities laws. *Id.* at 91,098. Here the court simply was dead wrong. Receipt of secret profits by fiduciaries has long been recognized as grounds for a securities fraud suit. *See, e.g.,* Coburn v. Warner, 110 F. Supp. 850 (S.D.N.Y. 1953) (holding a secret commission actionable); SEC v. Kaweske, [1995-1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 98,950 at 93,600 (D. Colo. Nov. 28, 1995) (holding that secret commissions received by the fund advisor from issuers actionable). *See also* Investment Company Act Release No. 9470, 10 S.E.C. Docket 680, 681 n.3 (Oct. 4, 1976) ("It would raise serious questions under the anti-fraud provisions... for a broker-dealer to recommend a change of customer's investment... merely because such a change would result in compensation for the broker dealer."). The same view can be found under state law. *See* O'Malley v. Boris, 742 A.2d 845 (Del. 1999) (holding that brokerage firm's receipt of ownership interest in a fund management company in exchange for transfer of a firm's customer accounts to a new fund complex may be a material fact required to be disclosed to customers under Delaware fiduciary duty law).

125.   *See* Green v. Fund Asset Mgmt., L.P., 245 F.3d 214 (3d Cir. 2001).

126.   694 F.2d 923 (2d Cir. 1982).

127.   *Id.* at 930.

128.   *Id.* at 928.

En route to affirming the district court's order dismissing the fund shareholders' claims, the Second Circuit articulated a number of precepts adopted by subsequent courts in 36(b) cases:

1. To be guilty of a violation of § 36(b) . . . the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining. . . . To make this determination all pertinent facts must be weighed.[129]

2. In determining whether the foregoing standard is met, the following factors need to be weighed: (a) the nature and quality of services provided to fund shareholders; (b) the profitability of the fund to the advisor-manager; (c) fall-out benefits; (d) economies of scale; (e) comparative fee structures; and (f) the independence and conscientiousness of the trustees.[130]

3. Though rates charged by other advisor-managers are a factor to be taken into account in evaluating reasonableness, the normally "unseverable relationship between the advisor—manager and the fund it services tends to weaken the weight to be given to rates charged by advisors of other similar funds."[131]

4. [The] argument that the lower fees charged by investment advisors to large pension funds should be used as a criterion for determining fair advisory fees for money market funds must . . . be rejected.[132]

As the *Gartenberg* test's first prong demonstrates, section 36(b) exists to help insure that prices paid by fund shareholders reflect prices set through arm's-length bargaining. The test furnishes a blueprint for those interested in designing challenges to allegedly oppressive fee regimes. Nevertheless, despite gaping differences between fee schedules for advisory services used in the fund industry and elsewhere, no plaintiff has yet met the *Gartenberg* burden of proving that fees extracted from a given fund are "unreasonably unreasonable."[133] A central problem has been investors' inability to generate the data needed to discharge their burden of proof.

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129. *Id.* at 928-29.

130. *Id.* at 929-32.

131. *Gartenburg*, 694 F.2d at 929.

132. *Id.* at 930 n.3. The court justified its ruling on this point on the grounds that "[t]he nature and extent of the services required by each type of fund differ sharply. . . . [T]he pension fund does not face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days." *Id.*

133. The term was coined by Judge Henry Friendly in discussing the role of courts in reviewing fund fee cases:

There is a common law liability of directors for waste, and while a plaintiff who seeks to prevail on that score may have to show that the fee is not merely unreasonable but unreasonably unreasonable, a court still has the job of comparing what has been done with what has been received.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 610 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court, N.Y., N.Y.).

The *Gartenberg* plaintiffs failed to prove either the presence of economies of scale or the advisor's failure to share them with the fund.[134] The plaintiffs' efforts to show unreasonableness by pointing to rates charged by other fund managers were rejected on the stated ground that fees charged by other advisors have little relevance because advisors do not bid against each other in an effort to gain more fund assets to manage.[135] Thus, fund advisors' concerted refusal to compete with each other inures to their advantage to the extent it insulates the fund industry's advisory fee price structure from comparison with fee structures in related fields, such as the market for pension advisory services, where arm's-length bargaining over fees occurs not just in theory but in fact. Happily for equity fund shareholders, *Gartenberg*'s refusal to allow use of comparative fee data seems limited to the facts before the court. In *Gartenberg*, the court was addressing use of pension fund fee data in a suit challenging fee levels in a money market fund. The court's ruling on admissibility would have no force in an apples-to-apples suit where equity pension fund fee levels are compared to fee levels for an equity mutual fund.

Nonetheless, in *Kalish v. Franklin Advisors, Inc.*,[136] the district court dismissed fiduciary duty claims against the defendant fund investment advisor, holding that it was improper to compare the profitability of fund managers to earnings reaped elsewhere in the financial services area: "[T]o the extent that comparisons are probative at all, a mutual fund advisor-manager must be compared with members of an appropriate universe: advisor-managers of similar funds."[137] The fund in *Kalish* invested in GNMA securities. The court in *Kalish* held, in essence, that the designation "similar funds" required disregarding evidence drawn from comparison with Vanguard group's low-cost GNMA fund.[138] The court branded any comparison with Vanguard "seriously flawed,"[139] even though Vanguard's GNMA fund, like Franklin's, was managed by an external investment advisor.[140] The court focused on factors that distinguished Vanguard funds as unique including their internal management and their tendency to furnish

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134. *Gartenberg*, 694 F.2d at 931.
135.

> We disagree with the district court's suggestions that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisors to funds managed by them, that the "price charged by advisors to those funds establishes the free and open market level for fiduciary compensation," that the "market price ... serves as a standard to test the fairness of the investment advisory fee," and that a fee is fair if it "is in harmony with the broad and prevailing market choice available to the investor." Competition between money market funds for shareholder business does not support an inference that competition must therefore also exist between advisor-managers for fund business. The former may be vigorous even though the latter is virtually non-existent. Each is governed by different forces. Reliance on prevailing industry advisory fees will not satisfy § 36(b).

Gartenberg, 694 F.2d at 929 (internal citations omitted).
136. 742 F. Supp. 1222 (S.D.N.Y. 1990).
137. *Id* at 1237.
138. *See id.* at 1230, 1250 (discussing and rejecting the Vanguard analogy).
139. *Id* at 1250.
140. *Id* at 1231. Distinguishing factors focused on by the court were that the Vanguard funds were unique due to their internal management and their tendency to furnish "corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis. *Kalish*, 742 F. Supp. at 1231.

"corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis.[141] The court viewed the low advisory fee (.03%) charged by the Vanguard GNMA fund's external advisor, Wellington Management Company, as attributable to the "the great buying power possessed by the Vanguard group."[142] Not mentioned by the court was another plausible justification that the Vanguard fund's board had bargained effectively and aggressively with Wellington to serve Vanguard's shareholders' interests. The court in *Kalish* likewise implied that Wellington had cut its fees for Vanguard's GNMA fund in an effort to win advisory contracts at other Vanguard funds.[143] An expert in the financial services field offered a one-word appraisal of the *Kalish* court's refusal to accept the Vanguard GNMA analogy argued by plaintiffs: "Heresy."[144]

The district courts in *Krinsk v. Fund Asset Management, Inc.*[145] and *Schuyt v. T. Rowe Price Prime Reserve Fund, Inc.*[146] were equally willing to favor industry defense arguments. Like *Gartenberg*, each dealt with attacks under section 36(b) on advisory fee levels assessed against shareholders of money market mutual funds. The court in *Krinsk* dismissed a fiduciary duty claim against Merrill Lynch, advisor to CMA Money Fund, under section 36(b),[147] and also dismissed a proxy claim under 14a-9.[148] In construing the *Gartenberg* factors, the court in *Krinsk* made a number of significant rulings. First, the court held that plaintiffs would not be permitted to prove that the fund's performance, lauded by the advisor as being "at or near the top of money market funds,"[149] was actually inferior when analyzed on a "risk-adjusted" basis taking into account the portfolio's volatility.[150] Seizing on the fact that the SEC did not require risk-adjusted performance ratings, the court rejected the "concept of 'risk-adjusted' return as a standard of fund performance measurement."[151]

On the crucial issue of the advisor's profitability, the court in *Krinsk* received three expert reports presenting widely varying findings. Plaintiffs' expert testified that in 1984, the CMA generated pre-tax profits for Merrill Lynch of $47.5 million and a pre-tax return on revenues of 28.5%.[152] Merrill Lynch's chief expert reported a loss of $77 million and a *negative* profitability percentage of 55.8.[153] The court understated the issue when it

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141. *Id.* (quoting a letter sent to the defendant from Lipper Analytical Services, Inc., a leading source on statistics of mutual fund performance).

142. *Id.* (same).

143. *Id.*

144. Interview with Richard Ennis, Founder and former Chief Executive Officer, Ennis, Knupp & Assoc. (July 19, 2000).

145. 715 F. Supp. 472 (S.D.N.Y. 1988).

146. 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987), *cert. denied*, 485 U.S. 1034 (1988).

147. *Krinsk*, 715 F. Supp. at 502-03.

148. *Id.* at 503.

149. *Id.* at 487.

150. *Id.* This was a dubious ruling. One observer has found that one of the fund industry's chief disclosure shortcomings is that "there is little quantitative risk disclosure. Quantitative measures of risk can greatly aid in judging the quality of a mutual fund." *Improving Price Competition, supra* note 40, at 53 (1998) (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

151. *Krinsk*, 715 F. Supp. at 487.

152. *Id.* at 489 (citing to tables within the case).

153. *Id.* (citing to tables within the case).

held that "it is safe to say that fee based profits fall somewhere in the range between the [two] positions."[154] After disparaging both sides' presentation on profitability, the court concluded that a weighted average of pre-tax profitability over the three-year test period "would probably fall in a range from at least a few percentage points greater than 0% to perhaps as much as 33%."[155] It is not a credit to either side's lawyering that the court was left to guess at what the advisory fee netted the fund's advisor.[156] Moreover, given the court's obvious uncertainty about the advisory contract's profitability, it is difficult to conclude that the fund's directors were better educated, and this is bothersome. For the defense to win a case alleging a breach of fiduciary duty rooted in an unfair compensation charge, one would expect the court and the fund's directors to demonstrate a clear understanding of the advisory contract's profitability to the advisor.

Plaintiffs' fundamental problem in *Krinsk* thus mirrored the problems encountered in *Gartenburg* and *Kalish*: a lack of solid proof.[157] As in *Gartenburg* and *Kalish*, the court in *Krinsk* evaluated comparable expense ratios in a way that was highly favorable to the defense.[158] The court found that expense ratios for stand-alone money market funds were less relevant than for other brokerage money management accounts, and, citing *Gartenberg*, that comparison with even those funds was of "limited value due to the lack of competition among advisors for fund business."[159] The court found that the CMA Fund expense ratio placed it in the "middle range" among similar funds.[160]

The court in *Krinsk* found totally irrelevant the fact that, over and above its charging a level of costs placing it in the middle of its peer group, fund advisor Merrill Lynch pocketed an additional $65 million from a $65 annual fee it assessed against each of its one million CMA investors.[161] The "irrelevant" annual fee paid by the fund's

154. *Id.* Merrill Lynch's average annual profitability for 1984 to 1986 according to the plaintiff was 40.4%; the defendants' expert estimated average profitability for the same period to be 32.7%. *Id.* at 494.

155. *Krinsk*, 715 F. Supp. at 494.

156. The defense lawyers certainly would dispute this point; after all, they won. On the other hand, given that the *Gartenberg* test requires that the fund's directors weigh "the profitability of the fund to the advisor-manager," the inability of the defense credibly to advance a profitability number does not speak well for either the defense's presentation or the Franklin directors' discharge of their investigative duties. *Krinsk*, 875 F.2d at 409, citing *Gartenburg*, 694 F.2d at 929-30.

157. The court in *Krinsk* likewise found the plaintiffs unable to quantify fall-out benefits accruing to Merrill Lynch flowing from (1) "commission profits from trades in the CMA program securities account;" (2) "margin interest;" (3) "management fees derived from funds other than the Fund within the CMA program;" (4) earnings from sales of products and services outside the program, but sold to Fund customers; and (5) profits earned by affiliates who transact business with the Fund. *Krinsk*, 715 F. Supp. at 494. Failure to quantify the fall-out left the plaintiff with no means of showing they contributed to the advisory fee being unreasonably high. *Id.* at 494-96. Likewise, plaintiffs failed to show Merrill Lynch benefitted from economies of scale, because they never quantified the existence and size of any economies realized. *Id.* at 496. The court held that it is not enough to show that costs decreased as the fund grew in size; the per unit cost of providing management services directly to the Fund decreases as the Fund grows, but "the per unit cost of servicing Fund shareholders does not." *Id.* The court found that money fund shareholders "tend to transfer money in and out of their funds on a regular basis," with per unit processing costs remaining constant, and not varying with the size of the fund or the number of accounts. *Id.*

158. *See Krinsk*, 715 F. Supp. at 497.

159. *Id.*

160. *Id.* In 1985, the fund had approximately one million shareholders. Janet Bamford, *See You In Court*, FORBES, Sept. 9, 1985, at 144.

161. *Krinsk*, 715 F. Supp., at 497-98.

shareholders alone generated enormous revenue for Merrill Lynch, exceeding the total amount of the fund's advisory fee.[162] The court's justification for ignoring the $65 million item was that the fee was mandatory for all Merrill Lynch CMA shareholders having cash management accounts, whether they used the CMA fund or not. It viewed the payment as "a reasonable means by which to seek to hedge against the entrepreneurial risk incurred in setting up and maintaining the CMA."[163] There is another way to characterize the annual fee: cash cow.[164]

Schuyt presents a case study of fund directors' fee-setting behavior. The fund in question had experienced ten-fold growth over three years.[165] The advisor's pre-tax profit margin had escalated from 57% for the first nine months of 1979,[166] to 59.1% for the entire year,[167] to 66.8% for 1980,[168] and to 77.3% for 1981.[169] The court in *Schuyt* approved the directors' behavior based on the *Gartenberg* factors,[170] faulting plaintiff's experts for failing to address them in detail.[171] In the course of its favorable appraisal of

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162. The advisory fee for 1985 was under $64 million. *Id.* at 479.

163. *Id.* at 498.

164. Well appreciating the importance of the court's ruling that the annual fee was not subject to scrutiny under section 36(b), Merrill Lynch reacted in a predictably entrepreneurial way—it hiked the fee to $100 per year, and, for good measure, added a $25 annual charge for shareholders who wanted a Visa Gold card. Andrew Leckey, *Money Market Accounts Try to Woo Clients*, ST. LOUIS POST-DISPATCH, Mar. 18, 1993, *available at* LEXIS, Curnws File. By 1996, Merrill Lynch had 1.3 million CMA accounts. *Merrill Lynch Introduces the CMA Global Gold Travel Awards Program; First Offering of its Kind from a Brokerage Firm*, PR NEWSWIRE, Feb. 26, 1996, *available in* LEXIS, Curnws File. For the fiscal years ending Mar. 31, 1994, 1995, and 1996, the total advisory fees paid by the Money Market Fund to the Investment Advisor aggregated $101,568,034, $104,060,839, and $124,239,520, respectively. CMA MONEY FUND PROSPECTUS, July 26, 1996, at 12, LEXIS, Company Library, EdgarPlus File. This means that, by 1996, the legally meaningless CMA annual fee alone generated in that year more revenue than the advisory fee for that year, and twice the advisory revenues attacked as excessive ten years earlier in *Krinsk*.

165. *Schuyt*, 663 F. Supp. at 964. The court was impressed. It variously described the fund's growth as "unprecedented," *id.* at 980 n.53, "amazing," *id.*, and "astonishing," *id.* at 966.

166. *Id.* at 968.

167. *Schuyt*, 663 F. Supp. at 979.

168. *Id.* at 978-79.

169. *Id.* at 979. In blessing such a munificent return for the advisor, the court cautioned that it was "not holding that a profit margin of up to 77.3% can never be excessive. In fact, under other circumstances, such a profit margin could very well be excessive." *Id.* at 989 n.77. In *Strougo v. BEA Assocs.*, [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,742, at 93,611 (S.D.N.Y. Jan. 19, 2000), a closed-end fund advisory fee case, the district court recognized another way to establish under section 36(b) that advisory fee levels are unfairly high: contrast the advisor's take with shareholders' total return. In *Strougo*, for fiscal years 1997 and 1998, the advisor's net fee equaled 46.0% and 42.3% of the fund's total investment income. *Id.* ¶ 93,616. In light of the fund's poor performance relative to peer funds, these numbers made it "impossible to say, as a matter of law, that the net advisor fee . . . is not disproportionately large enough to bear an unreasonable relationship to the services rendered by that advisor." *Id.*

170. The factors are articulated in *supra* text accompanying notes 129-32. The *Schuyt* court's explanation of how the directors' conduct militated in favor of a defense verdict in light of those factors is found in *Schuyt*, 663 F. Supp. at 974-88.

171. *Schuyt*, 663 F. Supp. at 973-74. Defendants' expert fared little better. His position that fees were not excessive rested in part on his contention that "the market for advisors . . . [is] sufficiently competitive to prevent excess profits." *Id.* at 974 n.39. The problem with this testimony, of course, is that it is untrue; it flies in the face of *Gartenberg's* finding that fund shareholders are basically locked into buying services from their current advisor. "[I]nvestment advisors seldom, if ever, compete with each other for advisory contracts with mutual funds." *Id.* (quoting Gartenburg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929 (2d. Cir. 1982)).

the directors' behavior, the court approved of this formulation of directors' duties by the lawyer who served as independent counsel to the fund's independent directors: "The basic test is whether the directors can satisfy themselves that the information that is available provides a reasonable basis for judgment that the benefits of the economies of scale are, in fact, shared by the advisor with the Fund . . . ."[172]

Though the court recognized that other funds' fee schedules were relevant, indeed, "significant to economies of scale,"[173] it rejected the attempts of the plaintiff's experts to show excessiveness by comparing the advisory fee to the fees they charged "to its private counsel accounts and fees charged by others for performing different types of services,"[174] faulting the expert for failing to correlate the nature of the services provided in the different settings.[175]

While *Schuyt* can be read to leave the door open to proof of excessiveness built in part on evidence of fees charged by the advisor in other venues, the court also emphatically rejected use of fee rates used by banks and trust companies in rendering advisory services outside the fund industry, finding such services "unrelated to the advisory services at issue in this case" and ineligible for consideration under *Gartenberg*.[176] The court in *Schuyt* dismissed the idea that advisory fees charged outside the fund industry could furnish helpful guidance, contending, as did the appellate court in *Gartenberg*, that managers in other venues are not required to cope with processing numerous purchases and redemptions each day.[177] This is a very questionable distinction, at least when the issue is the advisory fee level. It is true, of course, that daily shareholder redemptions add costs to mutual fund administration, and the redemption feature distinguishes mutual funds from other professionally managed investment portfolios, such as pension and endowment funds. On the other hand, the costs associated with the characteristics that make mutual funds unique (such as the need for daily pricing of portfolio securities) tend to be nominal,[178] and in any event, get realized as administrative expenses.

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172. *Schuyt*, 663. F. Supp. at 969 n.20 (quoting Exhibit AL, at 11). *See also id.* at 970 n.25 (restating "the basic test").

173. *Id.* at 972 n.34.

174. *Id.* at 973 n.38.

175. *Id.* at 973-74 n.38.

> In making his comparison . . . Mr. Silver neglected to inquire about the services provided to [T. Rowe Price's private] counsel clients . . . and was therefore unable to compare the fees charged to the fund to the fees charged to counsel clients. The evidence before this Court clearly indicates that if Mr. Silver had made such an inquiry, he would have found that the types of services provided by the Advisor to the Fund and private counsel clients differ substantially.

Schuyt, 663 F. Supp. at 973-74 n.38.

176. *Id.* at 974 n.38.

177. In so holding, the court cited *Gartenberg* for the proposition that "fee rates of advisors to non-mutual fund clients should not be used as criterion for determining fairness of mutual fund fees because advisors to other types of entities perform services that do not involve a myriad of daily purchases and redemptions." *Id.* The court in *Schuyt* later explained that, "due to the unique nature of the services provided by money market advisors and the industry, the Court finds there were no fee schedules from the competitive market that could have appropriately guided the directors." *Id.* at 983-84.

178. The authors analyzed fund accounting fees presented in Lipper Analytical's mutual fund data. They found that weighted average fund accounting fees amounted to about two basis points of funds' weighted average net assets.

650   *The Journal of Corporation Law*   [Spring

For equity mutual funds, share redemption results in few, if any, added portfolio management costs. Fees paid by the Vanguard group to the outside portfolio managers it hires are rock bottom and comparable to equity pension fund management costs. The asset pools managed by those advisors are, as with the case of all funds, subject to fluctuation as new sales arise and shareholders redeem. In truth, portfolio management costs are subject to substantial economies of scale, as the authors' empirical research shows.[179]

Included in the plaintiff's allegations in *Schuyt* was the charge that the fund's shareholders had been misled, in violation of Rule 14a-9 under the Securities Exchange Act of 1934, due to a failure to disclose to them in a proxy solicitation information concerning the profitability of the advisory contract to the advisor.[180] The court held that, from the standpoint of the fund's shareholders, information disclosing the advisory contract's profitability to the advisor was immaterial as a matter of law.[181] The court found "that the omitted profitability information is neither accurate nor significant enough to influence the vote of investors . . . ."[182]

Obvious problems exist with the court's 14a-9 ruling. First, the court applied an improper test. In a 14a-9 case, the materiality test is not whether the omitted fact would cause an investor to change his or her vote; the voting decision need not be altered.[183] All that is necessary is that there be a substantial likelihood that a reasonable investor would consider the fact important.[184] Adding to the seriousness of the court's analytical error was its willingness to shrug off the need for disclosure on the ground that the profitability information that would have been disseminated about the advisory contract was inaccurate. The court thus turned a blind eye to the fact that the advisor and the fund directors were using and relying on inaccurate profitability data, a circumstance that a reasonable shareholder surely could have viewed as material, particularly in light of the court's finding that the advisor's pre-tax profit margin was an astronomical 77%. Without detailed discussion, the Second Circuit affirmed the lower court's ruling in *Schuyt* two days after it was argued, "substantially for the reasons stated in Judge Ward's thorough opinion . . . ."[185]

179. See *supra* notes 93-105 and accompanying text.

180. *Schuyt*, 663 F. Supp. at 989.

181. *Id.* at 990. "[A] reasonable shareholder would not consider profitability information important when voting on the investment advisory agreement." *Id.* The court justified its immateriality ruling on the ground that the SEC did not require disclosure and lacked proof that "such profitability information is commonly provided in proxy statements by others in the money market industry." *Id.* According to one SEC official, disclosure of information about the advisor's profitability in fund proxy statements "has somewhat of a checkered past," and is not expressly required. Letter from Anthony A. Vertuno, Senior Special Counsel, SEC, Division of Investment Management, to John C. Bogle, Chairman, The Vanguard Group (Feb. 29, 1996) (on file with author). Funds must disclose factors weighed by the board in setting the advisory fee, including advisor profitability which "is often considered by a fund's board," but the disclosure may be made "without specific numbers." *Id.* In short, on the crucial issue of disclosure to fund shareholders about the dollars paid for advisory services, the SEC tolerates, and thus abets, nondisclosure or, at best, weak, generalized disclosure.

182. *Schuyt*, 663 F. Supp. at 990.

183. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 448-49 (1976).

184. See *infra* note 219.

185. Schuyt v. Rowe Price Prime Reserve Fund, Inc., 835 F.2d 45, 46 (2d Cir. 1987).

3. Problems With the Gartenberg *Test As Applied*

Gartenberg's reasonableness test is unexceptionable in theory; in practice, it is a failure. The reasonableness test's starting point is fair; it is a demand that fees be equivalent to those resulting from "arm's-length bargaining." The next part of the test demands that among the factors that "are to be considered" are "comparative fee structures."[186] So far, so good. What happens next is not good; *Gartenberg's* pro-investor logic becomes perverted. Post-*Gartenberg* courts have improperly denied the relevance of advisory fee structures actually set by arm's-length bargaining (as in the pension fund advisory fee analogy). Low-cost fee structures charged by other funds (like Vanguard's) are likewise found essentially irrelevant, if for no other reason than the fact that, because fund advisors refuse to compete against each other for advisory business, lower prices are not available to the fund. Misapplication of the *Gartenberg* criteria has led to a tilted playing field. The absence of a competitive market has not become a reason for enhanced scrutiny, but a justification for fitting the judiciary with blinders.

Problems prevail with the judiciary's refusal to consider and learn from free market pricing patterns. The *Kalish* court's refusal to credit the Vanguard analogy is absurd. Vanguard competes directly with all other funds for investors' money. Its pricing structure is relevant precisely because its low cost orientation provides a yardstick for measuring the reasonableness of other funds' fee structures.[187] To say that Vanguard's fee schedules are irrelevant just because the Vanguard managers, like most other corporate managers in the economy, operate with an eye single to their shareholders' interests, only calls attention to the peculiarity of the fund industry's default management structure. Likewise, it is foolish to say that fee levels charged by pension funds' external advisors have no relevance to mutual fund advisory services. If, as *Gartenberg* insists, free market pricing (or "arm's-length bargaining") is relevant to the examination of fees under section 36(b), then all pertinent evidence should be marshaled and scrutinized. This includes prices set in the free market for the same commodity, whether by Vanguard funds, pension funds, endowment funds, or other institutional investors. Again, it is improper to read *Gartenberg* as barring such evidence, for the court in that case held the pension fund advisory fee data was irrelevant to the claim only because the fund in question was a money market fund; had it been a bond or equity fund, the court almost certainly would have allowed the comparison.

Moreover, analogies to establish fairness by fiduciaries can play a major role in addressing misconduct in the securities field. For example, experts testifying in individual brokerage account churning cases today are free to support their opinions with turnover rate data drawn from mutual fund prospectuses.[188] Another securities area where argument by analogy has been accepted relates to excessive markups. In *Grandon v. Merrill Lynch & Co.*,[189] the Second Circuit had no difficulty analogizing to markup

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186. *See Krinsk,* 875 F.2d at 409 (enumerating the *Gartenberg* factors).

187. *See* Rosenthal, *supra* note 77, at 1 ("[S]ome directors are already pondering what, if anything, they should do to lower fees.... Jenine Stranjord, independent trustee with American Century Investments, notes that as more investors move to Vanguard, mutual funds will have to re-look at fees.").

188. Both authors are personally familiar with the practice. The scholarly support for the practice stems from Donald Arthur Winslow & Seth C. Anderson, *A Model for Determining the Excessive Trading Element in Churning Claims,* 68 N.C. L. REV. 327 (1990).

189. 147 F.3d 184 (2d Cir. 1998).

limits on equity securities en route to holding that plaintiffs had stated a cause of action based on allegedly excessive, undisclosed markups for municipal securities. There is another reason why *Grandon* is pertinent here. In *Grandon*, the court dealt with a material nondisclosure issue and held that investors are entitled to be informed when the prices charged them are not reasonably related to prices charged in "an open and competitive market."[190] The authors do not understand why fund shareholders deserve a lower caliber of disclosure than investors trading municipal securities. Advisors who milk fund shareholders by charging them prices for advisory services well beyond those charged other institutions, such as pension funds, risk liability if the duty of full disclosure that *Grandon* espouses for bond market pricing gets transplanted and takes root in fund advisory fee litigation.[191]

4. The Missing Ingredient: Admissible, Compelling Data

Plaintiffs' inability to discharge their burden of proof in fully litigated fund advisory fee cases highlights a grave problem confronting plaintiffs in every suit under section 36(b) charging unreasonable fee levels: a lack of accurate supporting data. When legislation to address perceived problems with fund fee levels was considered by Congress in 1967, Professor Ernest Folk testified that saddling plaintiffs with the burden of showing that fees were excessive "unduly favors management,"[192] since fund shareholders do not have access to crucial data relating to the quality of the services provided, economies of scale, or the value of all benefits received by the advisor through its control position.[193] Congress refused, however, to shift the burden of proving fairness from the shareholder to the advisor as Professor Folk advocated.[194] This lack of data sealed the fate of the plaintiffs in *Gartenberg, Schuyt, Kalish,* and *Krinsk.*[195]

The absence of quality data still presents problems for those willing to question the status quo. Most recently, the GAO's detailed study was "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available."[196] When a federal agency, conducting an investigation at the urging of a

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190. *Id.* at 189-90.

191. *See* Simon, *supra* note 10, at 130 ("What we have learned is not likely to endear your fund sponsor to you. Among our findings: You pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up.").

192. *Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce,* 90th Cong. 801 (1967) (statement of Ernest Folk, Professor of Law, University of North Carolina).

193. *Id.* at 803-04.

194. Then SEC Chairman Manuel Cohen testified that the Commission did not object to Professor Folk's burden-shifting proposal. *Id.* at 738.

195. Indeed, the Second Circuit in *Gartenberg* explicitly called attention to the plaintiffs' failure of proof:

> Our affirmance is not a holding that the fee contract between the Fund and the Manager is fair and reasonable. We merely conclude that on this record appellants failed to prove by a preponderance of the evidence a breach of fiduciary duty. Whether a violation of § 36(b) might be established through more probative evidence . . . must therefore remain a matter of speculation.

Gartenberg, 694 F.2d at 933.

196. GAO REPORT, *supra* note 12, at 33.

congressional committee, comes up empty-handed in its search for facts, it is obvious that there is a data shortage. This shortage works in favor of fund sponsors and against the interest of fund shareholders.

In truth, fund managers are blessed with a doubly favored litigation posture in fee cases: they do not have the burden of justifying their behavior and, at least prior to litigation, their adversaries are not privy to the crucial data needed to show abusive behavior. *Gartenberg*, as misinterpreted by subsequent courts, has unfairly hindered attacks on excessive fund fees. It is no wonder that recent fund litigation reflects a shift in focus away from excessive compensation claims.[197]

From the standpoint of fund shareholders, about the best that can be said of the *Gartenberg* line of cases is that they are confined to their facts. Three of the four cases— *Gartenberg, Krinsk,* and *Schuyt*—concerned money market fund advisory fees[198] and thus are easily distinguishable in an equity fund advisory fee case. *Kalish* dealt with a bond fund. To the extent that price competition or sensitivity to operating cost levels exists in the fund industry, it is most evident in the money market and bond fund segments.[199] None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. Whether a future court will accept such an analogy may depend on the care taken by the plaintiff's expert to develop, explain, and defend his or her reasoning.

197. *See* James N. Benedict et al., *Recent Trends in Litigation Under the Investment Company Act of 1940,* 32 REV. SEC. & COMMODITIES REG. 165 (1999). For example, in *Strougo v. Scudder Stevens & Clark,* plaintiffs pressed and won the argument that, in the context of a fund complex, payments to directors for serving on multiple boards could "call into question the director's independence from the manager of the complex." 964 F. Supp. 783, 795 (S.D.N.Y. 1997). This simple and straight-forward ruling enabled the plaintiffs to avoid the demand condition precedent to filing a derivative suit alleging state claims against the directors. The case "ignited a firestorm in the investment company world," leading to legislation in Maryland designed to change state law to eliminate any benefit to litigants seeking to exploit the ruling. *See* James J. Hanks, Jr., *Straightening Out Strougo: The Maryland Legislative Response to Strougo v. Scudder, Stevens & Clark,* Inc., 1 VILL. J.L. & INV. MGM'T 21 (1999). The Maryland legislation designed to choke off the litigation inroad made by the plaintiff in *Strougo* subsequently was held unconstitutional by Maryland's Court of Appeals in *Migdal v. Maryland,* 747 A.2d 1225 (Md. 2000).

198. Another money market fund case that has been litigated is *Meyer v. Oppenheimer,* 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd,* 764 F.2d 76 (2d Cir. 1985). *Meyer* started as an action under section 36(b) attacking advisory fees charged against the Daily Cash Accumulation Fund. That case was settled. *Meyer,* 609 F. Supp. at 381-82. The fund board subsequently adopted a Rule 12b-1 plan that caused certain costs to be shifted to fund shareholders which previously had been borne by brokerage firms distributing the fund. This was attacked under section 36(b) and other theories as a violation of the terms of the settlement agreement, and that charge ultimately was rejected. Like the other 36(b) cases, the section 36(b) claim in *Meyer* failed due to a lack of proof. *Id.* at 680-81. Interestingly, the Second Circuit expressly recommended that, on remand, the district court invite comment from the SEC. *Meyer,* 764 F.2d at 85. But when later invited, the SEC declined to participate. *Meyer,* 691 F. Supp. at 680-81. *Meyer* thus was litigated less like a full-blown advisory fee case, and more like a lawsuit alleging breach of a settlement agreement capping compensation.

199. GAO REPORT, *supra* note 12, at 62-63.

G. Critiquing the Industry's Defense of the Status Quo

1. The Industry's Position: Rampant Competition

In his testimony before Congress in September 1999, ICI President Matthew Fink used some form of the word "compete" more than twenty-five times. His central theme was that the fund industry is the embodiment of competitive perfection: "[b]ecause of the sheer number of competitors, stringent government regulation, clear disclosure, low barriers to entry, and high scrutiny by the media, the mutual fund marketplace is a near textbook example of a competitive market structure."[200]

Insofar as he was referring to price competition, Mr. Fink's quoted claim is right in only two respects, both insignificant. It is true that, in a sense, the fund industry features low barriers to entry (a fund's initial capital may be as low as $100,000),[201] and there are a large number of funds available in the marketplace, at present more than 10,000.[202]

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200. *Improving Price Competition, supra* note 40, at 79-93 (statement of Matthew P. Fink, President, Investment Company Institute). In fairness, Mr. Fink is not alone in extolling the fund industry's alleged competitiveness. *See, e.g.,* Alyssa A. Lappen, *Funds Follies,* INST. INV., Oct. 1993, at 39 ("[A] pressing concern [is] quite simply, whether the nation's banks, as a group, have the financial—or intellectual—wherewithal to succeed in the ferociously competitive mutual fund business."); Edward B. Rock, *Foxes and Hen Houses?: Personal Trading by Mutual Fund Managers,* 73 WASH. U. L.Q. 1601, 1641 (1994) ("[P]roduct markets that are as competitive as the market for mutual funds ... provide firms with strong incentives to adopt optimal personal trading policies."); Wallace Wen Yeu Wang, *Corporate Versus Contractual Mutual Funds: An Evaluation of Structure and Governance,* 69 WASH. L. REV. 927, 965 (1994) ("[M]utual funds operate in a very efficient and competitive market."); see also *The Financial Institutions Equity Act of 1984 Written Statement of the Investment Company Institute Hearing on H.R. 5734: Before the House Comm. on Banking, Finance and Urban Affairs,* 98th Cong. (statement of David Silver, President of Investment Company Institute), *reprinted in* PLI, THIRD ANNUAL FINANCIAL SERVICES INSTITUTE 579, 581 (1984) ("The mutual fund industry is a vigorous and highly competitive business. We are therefore vitally concerned with any legislation or regulation which would hinder free and open competition."). Mr. Wang's claim that the fund industry is competitive was premised on a cite to the "Fact Book," put out by the ICI, the fund industry's trade association, for the proposition that "[a]t the end of 1990 there were more than 3,108 mutual funds in the United States. These funds offer similar services, with competitive fees." Wang, *supra* note 200, at 965 n.159. The ICI has been accused of excessive bias in favor of fund advisors, to the detriment of fund shareholders. Braham, *supra* note 113, at 94.

201. Schonfeld & Kerwin, *supra* note 20, at 108. The requirement stems from section 14(a) of the Investment Company Act, 15 U.S.C. § 80a-15(a) (1994), which bars funds from making public offerings before their net worth equals $100,000. On the other hand, according to some industry observers, free entry is hampered by several practical problems: (1) it may be necessary for a fund to attract $100 million in assets before the advisor can cover its costs; (2) the fund's lack of an adequate performance history may prevent it from being followed by fund rating services; and (3) fund distributors recently have shown a tendency of raising their costs while reducing the number of funds and complexes they are willing to promote. *See* GAO REPORT, *supra* note 12, at 60.

202. The proliferation of funds is commonly cited as evidence that the industry is highly competitive. *See, e.g., The Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce,* 104th Cong. 62, 63 (1995) (statement of James Riepe, Managing Director, T. Rowe Price) ("With thousands of funds offered by hundreds of different advisors, the mutual fund industry has become very competitive. A fund with an excessive expense ratio will not be competitive and, therefore, will not attract meaningful assets if investors have alternatives."). Of course, there is another way to read the significance of the large number of market entrants: a gold rush to capitalize on extra-high margins. "There is no other marketing category with that amount of product proliferation. It defies the laws of nature, or at least the laws of marketing ...." Lou Rubin, *Financial Services: Feeling Isn't Mutual,* BRANDWEEK, Sept. 15, 1997, at 36, 36. The GAO Report made an oblique reference to this phenomenon:

However, in the specialized context of price competition, in all other respects, Mr. Fink's claim is substantially untrue.

2. Price Competition is Largely Nonexistent in the Fund Industry

The General Accounting Office Study examined price competition in the fund industry and concluded that "competition in the mutual fund industry is not generally price-based."[203] SEC regulation can be detailed and complex, but it has not generated any semblance of intra-industry competition on the part of equity fund advisors.[204] Stated differently, fund managers compete aggressively for new sales, but principally in ways designed to shelter high fee levels from price-cutting pressures. This state of affairs is nothing new. Fund advisors' refusal to compete with each other for advisory business has been the norm for decades.[205]

> A senior official at one mutual fund firm said in a speech that about 50 fund advisors actually attempt to compete across all types of funds. He asserted that in other industries, this number would be enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisors.

GAO REPORT, *supra* note 12, at 64–65 (citing John C. Bogle, Senior Chairman, The Vanguard Group, Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors (June 4, 1999)).

203. GAO REPORT, *supra* note 12, at 96.

204. Price competition is more pronounced for money market funds and bond funds. This is not due to differences in regulation, which is the same for these funds and equity funds. Instead, it is due to the nature of the product. Money market funds and bond funds have lately featured lower returns, accentuating the impact of costs on investors' returns and exerting some competitive pressure on managers to keep costs down. *Id.* at 62-63. On the other hand, for stock funds there is little evidence that shareholders are able to buy better performance by paying higher fees. *See* Tufano & Sevick, *supra* note 34, at 347.

205. Consider the following colloquy between Congressman Moss and Robert Loeffler of IDS, which occurred in the course of the 1967 House Hearings dealing with mutual fund legislation:

> Mr. Moss: . . . Do they [fund directors] cover offers from other managers?
>
> Mr. Loeffler: They have had no occasion to do [so] sir.
>
> Mr. Moss: Can you cite me any instance in any fund where that has happened?
>
> Mr. Loeffler: . . . Generally speaking, sir, it does not happen, and I do not mean to contend, and would not suggest, that the unaffiliated directors of the funds . . . should sit down and say, "We can get a better deal from another management company. . . . Therefore we shift over here." .
>
> Mr. Moss: They do not really know, do they, because they do not invite any competing offers—
> . . . .Or proposals?. . . .Do they entertain any proposals? Do you go out and submit proposals to other funds?
>
> Mr. Loeffler: To other funds?
>
> Mr. Moss: To undertake management activities for them?
>
> Mr. Loeffler: No, sir.
>
> Mr. Moss: You do not.
>
> Mr. Loeffler: We have never considered this.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510, H.R. 9511 Before the Subcomm. of Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 479 (1967).

In the course of the same House Hearings, another fund executive, Fred Alger, presented his view of fund economics:

There is no proof that fee ranges within the fund industry, where arm's-length dealing is lacking, tend to be within hailing distance of the fee rates that the same advisory firms charge elsewhere when selling investment advisory services in the free market. In fact, the evidence shows the opposite.[206] Because, as *Gartenberg* and its progeny affirm, funds truly are prisoners; their captor-advisors have little incentive to invade other advisors' turfs, thereby inviting retaliatory price-cutting.

3. Government Regulation is Not "Stringent" When It Comes to Advisory Fee Levels

The SEC has a role to play in helping to drive competitive forces to bring fund advisory fees down, but so far it has been missing in action. The Commission could take an *amicus* position in advisory fee litigation, endorsing the relevance of comparative cost data, but it has not done so.[207] Nor has it demanded that advisors identify, quantify, and justify price disparities between the prices they charge the funds they manage versus advisory fees paid by other customers.[208] Nor has it demanded that fund sponsors explain publicly, and in detail, how they profit from their services on both fund-by-fund and complex-wide bases.[209] It has not even offered a specific reporting requirement demanding that funds report separately what they pay for advisory service, the better to foster comparative fee analyses by fund directors, shareholders, and industry observers.[210] The SEC's torpor in demanding detailed, specific accounting of fee charges is curious given the agency's professed interest in fostering a more competitive environment. Comparable data is crucial if that is to happen, something that both the

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Mr. Alger: We [fund advisors] view it [the fund share] as a product which we are just trying to–

Mr. Keith: Yes.

Mr. Alger: I mean, that is the way we view it.

Mr. Keith: The SEC does not think this is healthy.

Mr. Alger: Well, there is such tremendous competition. How can something be unhealthy which is so tremendously competitive?. . . . I mean you can only describe it in competitive terms. . . . I mean no one is making an awful lot of money. . . . I mean management companies really are not very profitable. That is the fact of it.

Id. at 506-07. Alger's views on sponsors' profitablity may well have been accurate in 1967; they no longer are today.

206. *See supra* notes 85-107 and accompanying text.

207. Indeed, in *Meyer v. Oppenheimer Management Corp.*, 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd,* 764 F.2d 76, 80-81 (2d Cir. 1985), the SEC expressly refused the district court's invitation to weigh in with its views. In the course of the 1967 Senate Hearings into fund industry governance, Professor Paul Samuelson stated his conclusion "that in the past competition has not served to bring down management fees to a minimal competitive level," and he suggested that "the SEC should be required to help the courts as a friend of the court in deciding on what has constituted adequate performance and proper remuneration." *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency,* 90th Cong. 354 (1967) (statement of Prof. Paul Samuelson).

208. Indeed, it has studiously avoided calling for frank, detailed disclosure of advisors' profitability in fund proxy statements. *See* Letter from Anthony A. Vertuno, *supra* note 181.

209. The SEC has considered and rejected adding a proxy disclosure requirement that shareholders be given an "adviser balance sheet." *Id.*

210. This oversight led to the SEC staff recently admitting that it could not directly analyze the cost of providing portfolio management services "because the data are unavailable." *See infra* note 234.

Wharton Report prepared for the SEC, and the Public Policy Report, written by the SEC, recognized when they focused on comparative fee structures. Those studies highlighted the disparity between advisory fee rates in the fund industry and elsewhere in the economy.[211]

The comparative cost disparities are large, and they have been deemed worthy of note by the SEC and the Wharton report authors, not to mention the experts who testify in fund fee litigation. This leads one to wonder why the SEC has not pressed for focus on fee rate differences via rule-making (not to mention the bully pulpit available to the SEC's leadership). Rather than aggressively pushing the fund industry in a direction calculated to force boards to confront noncompetitive fee levels, the SEC has been content to engage in rulemaking enshrining the status quo. Thus, a recently promulgated SEC rule, adopted after its well-publicized "roundtable" deliberation of current fund issues, mandates what is already a *de facto* standard by requiring nearly all fund boards and nominating committees to have a majority of independent directors.[212] As part of the same proposal, the SEC is requiring the independent directors to be represented by independent counsel.[213]

The rule will accomplish little. The board majority requirement is nothing but a warmed-over rehash of an SEC Investment Management Division proposal advanced eight years ago.[214] Worse, it is beside the point. Today, many, if not most, funds have a majority of directors who are supposed to be independent of the external advisor to keep fees and expenses in line.[215] In many cases, funds' independent directors already

211. *See supra* text accompanying notes 87-94.
212. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The use of independent counsel by the independent directors has flourished in recognition of the attention given the practice by the industry's real regulators, the federal judiciary. *See* Tannenbaum v. Zeller, 552 F.2d 402, 428 (2d Cir. 1977) (stating that it would have been preferable if the fund's independent directors received advice from independent counsel, rather than counsel who also represented the fund and the fund's advisor and distributor); Fogel v. Chestnutt, 533 F.2d 731, 750 (2d Cir. 1975) ("It would have been ... better to have the investigation of recapture methods and their legal consequences performed by disinterested counsel furnished to the independent directors."); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 965, 982, 986 (S.D.N.Y.), *aff'd*, 835 F.2d 45 (2d Cir. 1987) (noting that "[d]uring all relevant times, the independent directors ... had their own counsel" who was an "important resource" and whose advice "the record indicates the directors made every effort to keep in mind as they deliberated"); Gartenberg v. Merill Lynch Asset Mgm't, Inc., 528 F. Supp. 1038, 1064 (S.D.N.Y. 1981), *aff'd*, 694 F.2d 923 (2d Cir. 1982) (noting that the "non-interested Trustees were represented by their own independent counsel ... who acted to give them conscientious and competent advice"). The SEC proposal would not impose blanket requirements on all funds; however, most funds, those relying on any of the SEC's ten most commonly used exemptive rules, would be covered. *See Materials Submitted by the Division of Investment Management*, THE SEC SPEAKS IN 2000, at 13, 21 (2000).
213. *See infra* note 212 and accompanying text.
214. Protecting Investors Report, *supra* note 28, at 266-67.
215. INVESTMENT COMPANY INSTITUTE, REPORT OF THE ADVISORY GROUP ON BEST PRACTICES FOR FUND DIRECTORS 5 (June 1999) ("The vast majority of fund boards today consist of a majority of independent directors.") [hereinafter "ICI ADVISORY GROUP REPORT"]. In 1992, the SEC's staff proposed that the Commission require by regulation that a majority of fund directors be independent, and noted that this change would be minor because "many, if not most, major investment company complexes already have boards with independent majorities." SEC DIVISION OF INVESTMENT MANAGEMENT, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY ACT REGULATION 268 (1992). Six years ago, legislation was pending in Congress to require that a majority of fund directors be independent. One industry witness, speaking in favor of the legislation, noted that "Investment Company Institute data indicate that nearly all ... funds ... have a

populate funds' nominating committees.[216] All of the many funds with Rule 12b-1 plans already are required to have self-nominating independent directors.[217] The independent legal counsel requirement consists mainly of high-sounding rhetoric. It calls on the independent directors to assure themselves that a lawyer they hire has no ties to fund service providers that would be likely "to adversely affect the [lawyer's] professional judgment . . . in providing legal representation."[218] This requirement does not signal a breakthrough in the field of attorney-client relations—far from it. The rule changes nothing. Any lawyer whose exercise of professional judgment on behalf of fund directors would likely be adversely affected by ties to another client would have a disabling conflict of interest under well-understood legal ethics rules.[219]

Illustrating the deferential, laissez-faire approach taken in the SEC's management reform package is the fact that the fund industry itself has proposed a set of "best practices" for fund directors that go well beyond the SEC's new requirements.[220] And

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majority of independent directors," with the result that "the proposed statutory revisions would be largely superfluous." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce*, 104th Cong. 75, 78 (1995) (statement of Paul G. Haaga, Jr., Senior Vice President and Director, Capital Research and Management Company). A study analyzing the makeup of fund boards for the industry's 50 largest fund sponsors found in 1992 that 71% of the seats on the sampled fund boards were held by independent directors, with the average independent director sitting on sixteen board seats within the sponsor's complex. Tufano, *supra* note 34, at 331-34. Interestingly, the study found that "funds whose boards have a larger fraction of independent directors tend to charge investors lower fees." *Id.* at 348. It also found "some evidence that funds whose independent directors are paid relatively larger directors' fees approve higher shareholder fees than those directors who are paid less." *Id.* at 353.

216. American Bar Association, *Fund Directors' Guidebook*, 52 BUS. LAW. 229, 247-48 (1996) (discussing the role of nominating committees). Testifying before Congress in 1995, the Director of the SEC's Division of Investment Management noted that the requirement that fund independent directors be nominated and selected by the other independent directors "is a type of arrangement that is used in many fund complexes today." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce*, 104th Cong 30 (1995) (Statement of Barry P. Barbash, Director, SEC Division of Investment Management).

217. American Bar Association, *supra* note 216, at 254.

218. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC).

219. *See, e.g.*, MODEL RULES OF PROF'L CONDUCT R. 1.7(b).

220. ICI ADVISORY GROUP REPORT, *supra* note 215. Among other things, the ICI group recommended that at least two-thirds of the directors of all investment companies be independent directors (the SEC requires merely a majority). The ICI Advisory Group also recommended that: "Former officers or directors of a fund's investment advisor, principal underwriter or certain of their affiliates not serve as independent directors of the fund." *Id.* at 23. "Independent directors be selected and nominated by the incumbent independent directors." *Id.* at 25. "Independent directors establish the appropriate compensation for serving on fund boards." *Id.* at 27. "Fund directors invest in funds on whose boards they serve." *Id.* at 28. "Independent directors have qualified investment company counsel who is independent from the investment advisor and the fund's other service providers; and that independent directors have express authority to consult with the fund's independent auditors or other experts, as appropriate, when faced with issues that they believe require special expertise." ICI ADVISORY GROUP REPORT, *supra* note 215, at 29. "Independent directors complete on an annual basis a questionnaire on business, financial and family relationships, if any, with the advisor, principal underwriter, other service providers and their affiliates." *Id.* at 32.

> Investment company boards establish Audit Committees composed entirely of independent directors; that the committee meet with the fund's independent auditors at least once a year outside the presence of management representatives; that the committee secure from the auditor

even the industry's "best practices" proposals have been attacked as simply calling for conduct that, for the most part, already is the industry norm.[221]

What is most significant about the SEC's latest rulemaking effort is what it does not attempt to accomplish. The SEC failed to demand that funds separately and specifically identify what the advisor charges for the most crucial of all fund services: investment advice. Nor has the SEC shown any interest in calling specifically for fund independent directors to inquire whether fund managers or their affiliates[222] sell advisory services to others and, if so, on what terms.

One of the fund directors' most important jobs is to see that the bills submitted for services furnished to fund shareholders are accurate and reflect fair pricing. For fund directors to properly exercise their oversight function, they need to know the prices comparable advisory services fetch in a free market and need to consider those prices in deciding the fairness of bills presented by the fund's advisor for equivalent services. Indeed, the *Gartenberg* test explicitly requires this comparison.[223] In a glaring oversight, the SEC has not specifically called for fund directors to make such a comparative analysis. However, in light of *Gartenberg*, they surely should.[224] By failing to require uniform reporting of crucial cost data and by refusing to demand that fund advisors make public sufficient financial data to enable interested observers to calculate the profitability of advisory contracts, the SEC has paved the way for judicial findings, as in *Schuyt*, that

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an annual representation of its independence from management; and that the committee have a written charter spelling out its duties and powers.

Id. at 33.

"Independent directors meet separately from management in connection with their consideration of the fund's advisory and underwriting contracts and otherwise as they deem appropriate." *Id.* at 35. "Independent directors designate one or more 'lead' independent directors." *Id.* at 36. "Fund boards obtain directors' and officers' errors and omissions insurance coverage and/or indemnification from the fund that is adequate to ensure the independence and effectiveness of independent directors." ICI ADVISORY REPORT, *supra* note 215, at 36. "Investment company boards of directors generally are organized either as a unitary board for all the funds in a complex or as cluster boards for groups of funds within a complex, rather than as separate boards for each individual fund." *Id.* at 38. "Fund boards adopt policies on retirement of directors." *Id.* at 40. "Fund directors evaluate periodically the board's effectiveness." *Id.* "New fund directors receive appropriate orientation and all fund directors keep abreast of industry and regulatory developments." *Id.* at iii-iv.

221. *See* Barker, *supra* note 10, at 122 (reporting on a study of the top 10 complexes, accounting for 46% of the industry's assets); *ISS Takes on ICI Over Best Practices Proposals*, FUND ACTION, July 12, 1999, at 1 ("The recommendations from the ICI Advisory Group on Best Practices for Fund Directors amounted to 'a good beginning, but certainly not enough,' said ISS Director of Proxy Voter Services, Richard Ferlauto. 'It was less than half a step even.'").

222. Used with the same meaning ascribed to it in Rule 405 under the Securities Act of 1933, 17 C.F.R. § 230.405 (1999): An "affiliate" of, or person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

223. *Gartenburg*, 694 F.2d at 929-30; *see* Krinsk v. Fund Management, Inc., 875 F.2d 404, at 409 (1989) (citing *Gartenburg* for the proposition that comparative fee structures should be weighed by fund boards when determining whether the section 36(b) reasonableness standard has been met).

224. In fairness to the SEC, it is not alone in failing to demand, or even suggest, that fund directors investigate other advisory dealings by the advisor or its affiliates when approving advisory fee requests. The ABA-authored *Fund Directors' Guidebook*, *supra* note 216, likewise ignores other advisory activity, suggesting only that directors undertake "a comparative analysis of expense ratios of, and advisory fees paid by, similar funds." *Id.* at 249-50.

profitability information is immaterial as a matter of law. Fund directors unquestionably need and deserve detailed cost and profitability disclosure,[225] and so does the public. The SEC's failure explicitly to demand that they receive it is at odds with the Commission's professed concern over the fund industry's uniquely conflicted fiduciary duty landscape; the agency's inaction also runs counter to its endorsement of disclosure as a means of enhancing competition.[226] The absence of comparative cost and profitability data makes it virtually impossible for shareholders bringing section 36(b) suits to sustain the burden of proving that fees are excessive.[227]

Requiring public disclosure of such proprietary data can be justified on the ground that the industry's incestuous management structure deprives fund shareholders of the protection that a competitive market offers. Fund managers' resort to external management should carry with it the requirement that the service providers live with less privacy than is afforded those who earn their money through arm's-length transactions. The SEC's continued willingness to permit fund managers to conceal crucial advisory fee information and profitability data leaves investors, the news media, and inquiring agencies such as the GAO stymied. For their part, the courts have shown no interest in demanding disclosure that would further comparison shopping by investors.[228] A free market price offers more than a useful analogy. Outside prices qualify as "pertinent facts" under *Gartenberg's* mandate that when the fund's board makes its fair price determination, "*all* pertinent facts *must* be weighed."[229] Moreover, assuming approximately equal levels of service, significant price discrepancies are not just "pertinent facts," they are "material facts" under the securities laws and fiduciary duty concepts[230] that need to be very carefully evaluated by the fund's directors. After all, any

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225. For an essay emphasizing the tie-in between corporate governance and financial disclosure, see Louis Lowenstein, *Financial Transparency and Corporate Governance: You Manage What You Measure*, 96 COLUM. L. REV. 1335 (1996).

226. SEC Chairman Arthur Levitt testified before Congress in 1998 that:

> Historically, Congress and the Commission have taken a three-pronged approach to investor protection. First, reduce conflicts of interest that could result in excessive charges. Second, require that mutual fund fees be fully disclosed so that investors can make informed decisions. And third, let market competition, not government intervention, answer the question of whether any mutual fund's fees are too high or low. The Commission remains vigilant on behalf of investors in its oversight of mutual fund fees and expenses.

Improving Price Competition, *supra* note 40 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. Action by the Commission to mandate disclosure allowing calculation of advisory profits would address each of the three prongs mentioned by Chairman Levitt.

227. This data is essential to evaluate whether fees are excessive under *Gartenburg*, which takes into account the profitability of the fund to the advisor-manager, economies of scale, and comparative fee structures. *Gartenberg*, 694 F.2d 929-30.

228. *See In re* Donald J. Trump Casino Sec. Litig., 793 F. Supp. 543, 559 (D.N.J. 1992) ("[T]here [is no] legal obligation for management to compare itself, unfavorably or otherwise, to industry competitors. Comparison shopping is the responsibility of the reasonable investor.").

229. *Gartenberg*, 694 F.2d at 929 (emphasis added).

230. A fact is material if "there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). The Court explained in *TSC* that to fulfill the materiality requirements "there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having

reduction in advisory fees directly enhances fund shareholders' returns.[231] Fund shareholders should no more overpay for advisory services than for the securities that are purchased and held in their funds' portfolios.

If fund shareholders are to see the advent of competitive pressure on advisory fees, the SEC needs to demand expressly that fund directors accumulate and weigh comparative prices used by the fund's advisor (or its affiliates) to bill for advisory services. *Gartenberg* calls for such study, for it is read to demand that the "profitability of the fund to the advisor"[232] be studied in order that the price for advice paid by the fund to its advisory be equivalent to "the product of arm's-length bargaining."[233] The Commission should require such scrutiny by fund directors, but it should also go further. It should use its rule-making authority to declare that a presumption exists that fund shareholders deserve "most favored nations" treatment over advisory fees charged by their advisors. The "most favored nations" concept is both simple and powerful. Fund shareholders should pay a price for investment advice that is no higher than that charged by the fund's advisor and its affiliated entities when billing for like services rendered to other customers, such as pension funds, endowment funds, "private counsel accounts," or other advisory service users.

Financial advisors are not philanthropists. The prices they charge funds and other consumers of advisory services necessarily have an embedded profit element. An understanding by fund independent directors of the prices charged for advisory services by their fund's advisor to its other customers cannot help but strengthen the independent directors' bargaining position. But there is more to comparison shopping than price. Differences in services rendered, to the extent they exist, need to be identified and quantified in dollars and cents terms by the fund's advisor for the independent directors' benefit. The data will furnish fund independent directors and their counsel with a way to verify the profitability claims supplied by the advisor.

In sum, the SEC's latest rulemaking effort is long on form and noticeably short on substance calculated to improve the lot of fund shareholders. In the unique context of the contemporary mutual fund industry, the SEC's time would be better spent writing rules spelling out what is meant by the term "investment advisory fee," and requiring that it be reported throughout the fund industry on a consistent basis, than preaching to fund directors about the meaning of, and need for, "independent legal counsel."[234] It is time

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significantly altered the 'total mix' of information made available." *Id. See also* 17 C.F.R. § 230.405 (1999) (definition of materiality paralleling that enunciated in *TSC Industries*). For a state law fiduciary duty case arising in the fund setting using the same materiality test, see O'Malley v. Boris, 742 A.2d 845, 850 (Del. 1999).

231. *See, e.g.,* GAO REPORT, *supra* note 12, at 28 (noting that "[v]arious studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds.").

232. *Krinsk,* 875 F.2d at 409.

233. *Gartenburg,* 694 F.2d at 929.

234. The SEC's staff made clear in its Report on Mutual Fund Fees and Expenses that "although expense ratios are important, it can be misleading to focus on one number without identifying key factors that influence that number." REPORT ON MUTUAL FUND FEES, *supra* note 5. A key component of expense ratios for actively managed funds is the investment advisory fee, reflecting the price charged for investment advice rendered to the fund. Yet the SEC has prescribed no uniform reporting requirement for that key item, a shortcoming reflected in the staff's report on fees and expenses. The report presents the staff's finding that it was unable to analyze

for the SEC to start discharging the leadership obligation Congress gave it when the Investment Company Act of 1940 was enacted. Obviously, little support exists for the ICI's claim that "stringent government regulation" is a major force driving the industry's competitive engine. As is discussed in the next section, the SEC has the ability to wield its regulatory power to spur price competition by improving the quality of fund fee disclosure.

4. The Fund Industry Lacks, Above All, "Clear Disclosure"

When defending the fund industry, the ICI's Matthew Fink presented "clear disclosure" as a hallmark of the fund industry's "near textbook example of a competitive market structure."[235] The "clear disclosure" claim does not hold up. The GAO went looking for such "clear disclosure" and manifestly did not find it.[236] The GAO is not alone in voicing concern over the quality of fund industry disclosure. The Chairman of a House committee considering fund legislation in 1995 offered this appraisal: "[m]utual fund shareholders are beset by a confusing array of fees. Investment advisory fees, service fees, distribution fees, all of these fees can make it very difficult for investors to compare one fund against another."[237] A fund shareholder who today seeks "clear disclosure" about the advisor's bill for portfolio management, its advisor's profitability, or its demonstrated willingness to perform comparable services for significantly lower prices will not find this information available for inspection at the SEC, at any other government agency, or at fund headquarters. No such disclosures are required in fund prospectuses, though they should be.

A 1995 study commissioned by the SEC and the Office of the Comptroller of the Currency found that fund prospectuses were the single most widely used information resource consulted by investors.[238] Unfortunately, those same widely used fund prospectuses have been criticized for tending to "obscure rather than illuminate what a fund is doing."[239] In truth, a great many fund shareholders are ignorant of major insights into the product they own, and key facts are not disclosed.[240]

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directly the cost of providing portfolio management services because "the data are unavailable." The report used management fees as a proxy for the missing advisory fee data, a substitution the staff admitted was far from perfect since management fees "often pay for other services as well." *Id.*

235. *See Improving Price Competition, supra* note 40, at 79 (statement of Matthew P. Fink, President, Investment Company Institute).

236. For example, the GAO found its analysis of overall industry profitability stymied due to "the unavailability of comprehensive financial and cost information." GAO Report, *supra* note 12, at 6.

237. *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce,* 104th Cong. 2 (1995) (statement of Hon. Jack Fields, Chairman of Subcomm. on Telecomm. and Finance). Another industry observer has concluded, "Investors have a hard time determining what they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion." *Improving Price Competition, supra* note 40, at 50 (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

238. Robert A. Robertson, *In Search of the Perfect Mutual Fund Prospectus,* 54 Bus. Law. 461, 472 (1999).

239. *Id.* at 475 ("While mutual fund companies are catering directly to bakers and sales clerks, mutual fund prospectuses appear intelligible to only bankers and securities lawyers.").

240. Professor Charles Trzcinka testified as follows before Congress in the course of the same hearings in which Mr. Fink made his "clear disclosure" claim:

The news media has not provided a notable counterbalance to the conflict of interest exploited by most fund advisors. Despite a number of articles in the news media illuminating some of the fund industry's shortcomings prejudicial to shareholders,[241] for the most part, the industry has escaped careful, searching, sophisticated scrutiny of its pricing practices by journalists, as well as the SEC and the GAO. Perhaps news analysts are daunted by the density and complexity of fund financial disclosures. If so, they are not alone.

The SEC shows no signs of facing up to the fact that the industry it regulates features confusing, incomplete, and inadequate fee disclosure. Instead, like the ICI, the SEC professes that the opposite is true. The Division of Investment Management's recently-promulgated *Report on Mutual Fund Fees and Expenses* offers this self-congratulatory assessment: "Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses."[242] A disinterested observer is left to wonder how fee information can be understandable and easy to use when some funds mix

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> The theme of my work is simple. Investors have a hard time determining how much they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion. At best, the total fee can be estimated from the disclosure of most funds but if an investor decides to estimate fees, it is very difficult to compare portfolios of risky securities. There are limitations in applying all measures of risk and there is a lack of uniformity in their application.

Improving Price Competition, supra note 40, at 50.
Professor Trzcinka's findings are as follows:

> Total expenses paid by investors have not fallen over the past decade and probably have risen.
>
> There is no relationship between the level of expense ratios and risk-adjusted performance except that large expense ratios substantially reduce performance.
>
> There is no evidence that managed mutual funds have performed better than funds that simply try to match an index or a combination of indices.
>
> There is little evidence of persistence of good performance, there is stronger evidence of persistence of poor performance.
>
> Good performance is rewarded by investors, poor performance is ignored except when the poor performance is extreme.
>
> Information available to investors on mutual fund portfolio management is poor.

Id.

Many of Professor Trzcinka's views were echoed at the hearings by witness Harold Evensky, a certified financial planner who complained:

> [I]n the aggregate the fund industry is ethical and professional, however there are numerous problems. Most seem to be related to the industry's shift from a focus on trusteeship to a focus on asset gathering and distribution. More specifically, these problems include a misperception of the role of the fund vis-à-vis the investor, inadequate supervision by the funds' independent trustees, poor disclosure, inadequate communications and a long bull market. The combination of these factors results in poorly informed investors making bad decisions about investing in funds that often do not deliver the benefits reasonably expected of competition and economies of scale.

Improving Price Competition, supra note 40, at 62 (statement of Harold Evensky).

241. *See supra* note 10.
242. REPORT ON MUTUAL FUND FEES, *supra* note 5.

administrative and advisory fees together, making it nearly impossible to break out advisory fees for comparison purposes. One may also wonder how fund directors can compare fee levels without knowing exactly what services the payments are buying.

Evidencing the lack of clarity in fund industry cost disclosures is an easily overlooked finding by the court in *Krinsk*: the fund's independent directors themselves were unable to explain what was covered by the separate advisory and administrative fees they approved. One of them testified that the administrative fees and advisory fees offset the costs of the program as a whole and "if you can tell me exactly what is paying for what, you're a better man than I."[243] Another explained that looking at a component of the overall CMA fee structure "as though it were a stand-alone piece, was trying to unscramble an omelet."[244] These comments are telling. They come from paid directors, presumably represented by competent counsel, and were delivered as testimony made under oath in multi-million dollar fund fee litigation. The specter of testifying fund directors confessing ignorance about fees they have approved confirms that "clear disclosure" in the fund industry simply is a laudable goal, not a reality.

The SEC staff claims in its fees and expenses report that its regulatory scheme generates for fund shareholders "mutual fund fee information in an understandable, easy-to-use format."[245] This portrayal of the 1940 Act disclosure scheme as a consumer protection paradigm collides with the staff report's later admission that it was unable to "analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable)."[246] If the federal government, after 60 years of regulatory experience, is unable to determine directly whether economies exist in the provision of portfolio management services, how can fund shareholders or directors have any confidence in their own calculations?

The *Gartenberg* reasonableness factors demand that fund directors bargain effectively with service providers at arm's-length over "the nature and quality of the services" provided.[247] The test further requires that fund directors make determinations as to "economies of scale" and "comparative fee structures."[248] The SEC has failed to require that clear, useful data be generated on an industry-wide basis to assist fund directors in making the crucial comparisons. A fund director, as in *Krinsk*, who is clueless about what different fund services cost his or her fund, or comparable funds, obviously cannot bargain effectively on behalf of the fund. Given the broad array of services purchased with fund assets,[249] and the fact that different fees buy different

243. *Krinsk*, 715 F.Supp. at 481 (internal citations omitted).
244. *Id.*
245. REPORT ON MUTUAL FUND FEES, *supra* note 5.
246. *Id.*
247. *Krinsk*, 875 F.2d at 409.
248. *Id.*
249.

   Total fund expenses generally include investment advisory services, administration and operations, shareholder account maintenance, marketing and distribution, custodian's fee, auditing fee, state taxes, shareholders' reports, annual meetings and proxy costs and directors' fees and expenses.

Mary Joan Hoene, *Fund Distribution: Proposed Elimination of Section 22(d); Market Tailored Fund Structures, in* INVESTMENT COMPANIES 1992, at 87, 107 n.4 (PLI Corp. Law & Practice Course, Handbook

services depending on the fund's fee structure,[250] it is no wonder that there is confusion over fund fees in fund boardrooms. The question is how fund directors possibly can serve their watchdog function if they are not presented with clear, understandable, pertinent information. If fund directors are unable to comprehend or explain fund fees, it stands to reason that investors, too, lack high quality disclosure about fund expenses.

In truth, one of the chief causes of the fund industry's perceived lack of price competition is investor ignorance. A joint study of fund shareholders conducted several years ago by the Office of the Comptroller of the Currency and the SEC determined that fewer than one in five of the respondents could give an estimate of expenses for the largest fund they held.[251] Nearly one-fifth of the respondents believed that funds with higher fees produced better results; more than three-fifths believed funds with higher expenses produced average results; and fewer than one in six believed higher expenses led to lower than average returns.[252] This depiction of investor naivete is consistent with other survey results.[253] Sixty years of SEC fund industry regulation has created a $7 trillion colossus of an industry with expense structures and terminology overlaps that bewilder many shareholders and at least some fund directors. The SEC's web site carries the motto: "We are the investor's advocate."[254] It is thus peculiar to find that, after six decades of close dealings between the fund industry and the SEC,[255] fund shareholders are confronted with a disclosure system that, according to a memorandum from the SEC's Division of Investment Management to the SEC's Chairman, causes investors to

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Series No. B4 7015) (quoting a memorandum from SEC Division of Investment Management to Chairman Breeden, Apr. 9, 1992).

250. *Id.* at 107 n.3 (noting that the fund's advisory fee pays for "portfolio management but, under some contracts, they may also pay for ancillary administrative, shareholder accounting, and transfer agency services.").

251. GORDON J. ALEXANDER, ET AL., MUTUAL FUND SHAREHOLDERS: CHARACTERISTICS, INVESTMENT KNOWLEDGE, AND SOURCES OF INFORMATION (June 26, 1996), *available at* 1996 WL 10828970.

252. *Id.*

253. *See, e.g.,* Ellen Schultz, *Blizzard of Retirement-Plan Offerings Eases Drought in Mutual-Fund Choices,* WALL ST. J., Dec. 21, 1995, at C1, C25 (reporting on survey of retirement-plan participants by a division of John Hancock Mutual Life Insurance Co., reflecting that more than a third of respondents believed it was impossible to lose money in a bond fund, while an additional 10% were unsure, 12% of the respondents also believed it was impossible to lose money in a stock fund or answered that they were unsure).

254. *SEC, U.S. Securities and Exchange Commission, at* http://www.sec.gov/ (last visited Jan. 24, 2001).

255. Longo, *supra* note 10, at 1. "The attention paid to the issue [of rising fund fees] by the Subcommittee on Finance and Hazardous Materials has the Securities and Exchange Commission and the mutual fund industry falling all over themselves to defend and justify not only rising fund fees, but the fund industry itself." *Id.*

have "difficulty in evaluating overall costs and services."[256] This lack of market transparency necessarily inhibits price competition.[257]

The SEC talks a good game, but it is not blameless for the fund industry's lack of pricing transparency. Recently, upon the SEC's consideration of Regulation FD, SEC Chairman Levitt observed: "High quality and timely information is the lifeblood of strong, vibrant markets. It is at the very core of investor confidence."[258] The market for fund advisory services is neither strong nor vibrant, if, indeed, it can be said to exist at all. As for fund shareholders, Chairman Levitt has admonished that "[i]nvestors need to scrutinize a fund's fees and expenses."[259] Scrutinizing, however, is difficult when individualized data is missing and when fund shareholders lack access to information about the profitability of their fund's advisory fee to the advisor.

The SEC's response to the GAO Report's criticism of disclosure practices in the fund industry was decidedly cool and defensive.[260] Though it holds the whip hand over the funds it regulates, the SEC's tendency is to cast blame on investors when speaking about cost data problems affecting the fund industry. The SEC's chief economist has announced: "[i]t appears that shareholders don't have a clue as to how important expenses are."[261] According to the Division of Investment Management's Director: "We know the information is out there. We need to get investors to look at it."[262] The SEC

256.

Another barrier to greater price competition is the fund industry's complex fee structures. In addition to advisory fees, funds assess distribution charges through front-end or contingent deferred sales loads and through rule 12b-1 fees; some funds also charge certain types of administrative fees. The investor's difficulty in evaluating overall costs and services inhibits price competition.

Id. at 108 (quoting a Memorandum from the Division of Investment Management to SEC Chairman Breeden, Re: Chairman Dingell's Inquiry Concerning Mutual Fund Fees). The staff's observation that the fund industry's "complex fee structures" breed investor confusion obviously fails to conform with the ICI's contention that "clear disclosure" is a fund industry norm, and a force driving vigorous competition. *Id.*

257. Hoene, *supra* note 249, at 108.

258. Arthur Levitt, Opening Statement of Chairman Arthur Levitt at the Open Meeting on Regulation Fair Disclosure (Aug. 10, 2000), *at* http://www.sec.gov/extra/seldisal.htm (last modified Aug. 10, 2000).

259. Arthur Levitt, Remarks at Mutual Fund Directors Education Council Conference (Feb. 17, 2000), http://www.sec.gov/news/speeches/spch346.htm (last modified Feb. 18, 2000). Levitt explained: "On an investment held for 20 years, a 1% annual fee will reduce the ending account balance by 18%." *Id.*

260. *See* Letter from Paul F. Roye to Thomas J. McCool (May 10, 2000), *reprinted in* GAO REPORT, *supra* note 12, at 102-09.

261. Simon, *supra* note 10 at 130 (quoting Susan Woodward).

262. Rachel Witmer, *SEC Wants Mutual Funds Voluntarily to Disclose Risk, Fee Data, Barbash Confirms,* 30 SEC. REG. & L. REP. (BNA) 1006-07 (Jul. 3, 1998). The SEC's Chairman, Arthur Levitt, lamented to Congress, "I continue to be struck by the lack of investor knowledge of fund fees and expenses. The typical investor simply is not using the wealth of available fee information in considering mutual funds." *Improving Price Competition, supra* note 40, at 37 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. If the Commission demanded that advisors publish cost information showing advisory office profitability, the information would undoubtedly have a profound impact on competition, whether individual investors studied it or not. Such information could be used by directors in negotiating fee concessions, by the media in assessing the quality of board oversight, and by plaintiffs' lawyers in holding boards accountable under section 36(b). As it is, investors, the media, litigants, and even inquiring agencies such as the GAO are left to operate in the dark. This serves the interests of fund advisors, but not the interests of the fund investors the SEC was created to protect.

Investment Management Division's director has admitted that an investor "may do more comparison shopping for her VCR than for her mutual funds."[263]

Turning to the lack of price competition within the fund industry, the same official proceeded to explain that funds themselves choose not to compete on the basis of price comparisons because of "fear of liability."[264] These representations by workers for the SEC, "the investor's advocate," raise several questions. First, if the "information is out there," why could not the GAO find it? And the GAO is not the only government agency to come up empty-handed when searching for cost data. The SEC staff itself was unable to determine directly whether there are economies of scale in the provision of fund advisory services "because the data are unavailable."[265]

The SEC's chronic refusal to mandate that fund sponsors break out clearly, on a uniform basis, different types of expenses, abets the lack of price competition in the fund industry. The same is true of courts' refusal to validate comparative cost disclosure in suits challenging excessive advisory fees. The GAO study found that advisory fee profitability data is nowhere to be seen by investors or even government investigators.[266] In truth, as the GAO Report on price competition in the fund industry shows, mutual funds generally do not choose to compete directly and aggressively on the basis of price. A recent letter from the SEC's Chief Economist to an industry executive responded this way to the executive's call for a detailed SEC-led "revenue/cost/profit study" of fund-sponsored finances by stating: "I know I'd be interested, but I don't think the industry would oblige us."[267] This sort of outlook coming from the SEC's top echelon, raises the question: Who is in charge of whom? If the SEC cannot wrest important data from fund advisors, who can? Those who control the fund industry eschew price competition for two main reasons. First, by not competing based on price, fund advisory firms can earn higher profits. Second, those in control know they can get away with it.

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263. Barry P. Barbash, Mutual Fund Consolidation and Globalization: Challenges for the Future, Remarks at the Mutual Funds and Investment Management Conference (March 23, 1998), *available at* http://www.sec.gov/news/speech/speecharchive/1998/spch208.htm. The SEC Division Director's analogy is worth inspecting. VCR's are made by companies driven to be the low-cost providers, the better to earn profits for the selling company's owners, *i.e.*, its shareholders. In the VCR industry, conflicts of interest between the manufacturer's managers and its shareholders are not a way of life. Indeed, it is acknowledged that, over the years "makers of VHS VCR's have competed vigorously, lowering prices and improving product quality." Carole E. Handler and Julian Brew, *The Application of Antitrust Rules to Standards in the Information Industries—Anomaly or Necessity?*, THE COMPUTER LAW., Nov. 1997, at 1, 6. In the fund industry, where price competition is less bare-knuckled, money managers still routinely enjoy returns on equity for their advisory firms exceeding 25%. Oppel, *supra* note 77, at 11.

264. Witmer, *supra* note 262, at 1006-07. Division Director Barry Barbash explained that: "In short, any comparison to a competitor's fund that a fund company might make in an ad could be claimed by its competitor to be unfair, as funds provide varying levels of services and use varying means to calculate costs." *Id.*

265. REPORT ON MUTUAL FUND FEES, *supra* note 5.

266. The GAO's detailed study of fund costs was inhibited because the researchers were "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available." GAO REPORT, *supra* note 12, at 33.

267. Letter from Erik Sirri, Chief Economist, SEC, to John C. Bogle, Chairman, The Vanguard Group 2 (March 23, 1999).

V. PROPOSALS FOR CHANGE

Six decades after the enactment of the Investment Company Act of 1940, the fund industry finds itself with no effective check on managerial over-reaching; the SEC and the courts have let the advisors get away with charging extra-competitive prices. Contributing to the lack of competition over fund advisory fees is a shortage of quality disclosures crafted to enable investors to ferret out unfair pricing. Two reform proposals have recently been put forth. Industry critic Bogle has branded cost disclosure within the industry as "wholly inadequate," while calling for:

> [e]ach fund manager to report, for the fund complex, and for each individual fund within the complex: (a) its advisory fees, service fees, distribution charges, sales commissions, other fund expenses, and total revenues; (b) its total expenses, separating out those for investment management and research from those for advertising, sales and marketing, administration and investor services, etc.; and (c) its profits, before and after taxes.[268]

The GAO likewise judged disclosure deficient, calling for an individualized approach to disclosure in contrast with Bogle's broad coverage. The GAO recommended that funds, in essence, present investors each quarter with itemized statements showing not just account holdings and activities but also an itemized statement of the expenses paid by the shareholder over the period.[269] The GAO found the fund industry's failure to account to fund shareholders for the costs incurred in their accounts to be counter to the norm in the financial services industry.[270]

The GAO's plan is aimed at driving home to individual shareholders the size of the bill each individual fund investor pays for fund services. The GAO's approach addresses a disclosure problem revealed by case law under section 36(b), namely, that investors seem to be indifferent to fee levels because of fee levels' seeming insignificance to individual investors.[271] The agency's narrow, individualized approach aims to accomplish two goals: to encourage investors to evaluate more accurately the quality of services for which they pay fees and to encourage service providers to emphasize price in

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268. John C. Bogle, Investment Management: Business or Profession and What Role Does the Law Play?, Remarks at the New York University Center for Law and Business 9 (Mar. 10, 1999) (transcript on file with the Journal of Corporation Law).

269. GAO REPORT, *supra* note 12, at 1, 7-8. The GAO also recommended as an alternative, disclosures allowing investors to estimate fee charges for their accounts. *Id.* at 14.

270. GAO REPORT, *supra* note 12, at 13:

> After they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts. These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter. This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

271. *See Schuyt*, 663 F. Supp. at 973, 974 (quoting twice with approval from *Gartenberg*, 694 F.2d at 929, the proposition that a key reason why "fund competition for shareholder business does not lead to similar competition between advisors for fund business is the relative insignificance of the advisor's fee to each shareholder").

their sales efforts.[272] Two years ago, the Director of the SEC's Investment Management Division announced that both he and SEC Chairman Arthur Levitt believed that personalized disclosure for fund investors is a good idea, one that may work better.[273]

In its *Report on Mutual Fund Fees and Expenses*, the SEC's Division of Investment management endorsed a form of dollar disclosure along the lines advocated by the GAO. The staff's plan would "require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period."[274] The staff's endorsement is a step in the right direction. It will be interesting now to see what action, if any, the Commission itself is willing to take in order to bring some form of the GAO's proposal to fruition.

In contrast to the GAO's proposed individualization of cost data, Bogle's industry-wide, big-picture approach travels under a headline taken from Watergate-era advice: "[F]ollow the money."[275] This suggestion has merit. By forcing funds and sponsors to identify and itemize costs and profits according to an SEC-required format, the Bogle proposal would open the fund industry and its practices to a level of scrutiny and study never before possible. Bogle's door-opening approach will well serve the interests of sophisticated investors, with a foreseeable trickle-down effect to less sophisticated fund buyers once the data generated is reviewed and analyzed by the media and academics. The chief problem with it is that it does not go far enough.

First, to facilitate comparative cost disclosures, the SEC needs to require financial reporting on a standardized basis so that categories of expense are comparable on an industry-wide basis. Currently, some funds blend administrative costs into the advisory fee. This bundling frustrates cost comparisons and detailed analysis (most prominently by the SEC staff itself), and it needs to be stopped. Secondly, and more importantly, the time has come for fund advisors to come clean about their extracurricular dealings, specifically their advisory fee arrangements with non-fund clients. In the highly regulated, highly conflict-of-interest-ridden world of the fund industry, it is time to require the advisor-fiduciaries to detail in writing to the SEC and to fund directors what material extra-fund advisory services they render, what they charge, and what they earn off of those services. To the extent that the prices charged non-fund customers are lower than those charged to the advisor's captive funds, the fund's advisor-fiduciary should be required to explain why it cannot render advisory services to the captive funds for prices equivalent to the prices for which it sells its portfolio management services to pension funds and other clients in the free market. Why should costs be higher when paid by the beneficiary of a fiduciary relationship than they are when the payor is a stranger dealing at arm's-length?

The principle advocated here is simple. Fund shareholders have a right not to be over-charged. They have a right to fair treatment, and this translates into "most favored nations" pricing for comparable advisory services. The SEC owes it to fund investors to see that this highly relevant data is made public so that those interested in fund

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272. GAO REPORT, *supra* note 12, at 17.
273. Witmer, *supra* note 262, at 1006-07.
274. REPORT ON MUTUAL FUND FEES, *supra* note 5.
275. Bogle, *supra* note 268, at 8.

fiduciaries' behavior can know and understand what fees are charged, of whom, and why. It is in the public interest for fund advisors' behavior to be explained and their justifications collected so that they may be carefully reviewed and analyzed by fund independent directors, government agencies, the media, and academics. Standardization will facilitate comparisons which will in turn spur price competition.

As it is, fund advisors are feasting on a complex, poorly disclosed fee structure that is out of kilter with free market price levels and has been for decades. There is a perception that some fund advisors supposedly cite their below-industry standard fee levels as a justification for fee hikes, with fees thus ratcheting upward leapfrog-style.[276] The ICI, funded with money diverted from fund shareholders, is the one entity aside from the SEC that is equipped to spotlight excessive fee levels that are injurious to shareholders. It has shown no zeal for promoting the interests of fund shareholders at the expense of fund sponsors.[277] Rather than call attention to the obvious evidence that economies of scale for advisory services are not being shared with fund shareholders, the ICI instead has published studies calculated to defend the status quo while masking reality.[278] The ICI's bundling of advisory fees with other operating costs in its effort to prove fund managers' case that fund shareholders are benefitting from economies of scale bespeaks an agenda antagonistic to shareholders' own financial interests. Meanwhile, the SEC either sits mute, offers innocuous proposals calculated not to roil the water, or blames fund shareholders for their inability to make sense out of the current, inadequate disclosure regime fostered by the SEC itself.

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276. The GAO Report notes:

> Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the *Gartenberg* standards, such practices do not contribute to lower fees.

GAO REPORT, *supra* note 12, at 94; *see also* Bogle, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were "below average," the advisor promptly sold itself for "a cool $1 billion"). The problem, in other words, is that so long as fund fees levels are viewed in isolation, as *Gartenberg* has been read (incorrectly) to suggest they should be, high fee levels are apt to lead to still higher fees. Half of the service suppliers at any point in time will be working for below-average compensation. The cellar dwellers are thus able to argue they need a raise, particularly in view of the allegedly ferociously competitive market for fund advisory talent. *See* Wyatt, *supra* note 10, § 3, at 1 ("We have to make sure that the fees the funds are paying are competitive enough to keep the players in the game," said Stephen K. West, a lawyer at the New York firm of Sullivan & Cromwell, who serves as an independent director of the Pioneer and Winthrop Focus funds. "The competition for managerial talent is enormous, which has caused the cost of running the business to explode."). Evidently, the market for pension fund advisory help has not caught fire to the same extent as the fund management market.

277. According to one industry observer, "[t]he ICI is by fund companies, for fund companies, and their incentive, their compensation—everything is to favor fund management." Braham, *supra* note 113, at 94 (quoting Don Phillips, CEO of Morningstar, Inc.). As of July 2000, 39 of 45 ICI board members worked for fund advisors. *Id.*

278. A digest of John Bogle's critique of one industry study is set forth *supra* note 78. For the authors' critical analysis of the ICI's economies of scale study, see *supra* notes 70-86 and accompanying text.

VI. CONCLUSION

The Investment Company Act of 1940 declares that "the national public interest and the interest of investors is adversely affected... when investment companies are organized, operated, or managed... in the interest of investment advisors" and not in the interest of fund shareholders."[279] In the course of the 1967 House hearings dealing with fund legislation, respected jurist Henry Friendly was asked: "Do you feel that the usual pattern of stockholder protection exists in this industry as in other industries?"[280] His answer: "I don't think it exists in this industry."[281] More ominous yet was Nobel Laureate Paul Samuelson's warning made in the course of Senate hearings also held in 1967:

> [S]elf-regulation by an industry tends usually to be self-serving and often inefficient. There is a danger that government commissions, set up... originally to regulate an industry, will in fact end up as a tool of that industry, becoming more concerned to protect it from competition than to protect the customer from the absence of competition.... The SEC must itself be under constant Congressional scrutiny lest it lessen rather than increase the protection the consumer receives from vigorous competition.[282]

When it comes to fund advisors having their way, little has changed since 1967 or, for that matter, 1940. The first comprehensive study of the fund industry following enactment of the Investment Company Act, established that "the advisory fee rates... charged other clients [by mutual fund investment advisors] are significantly lower than those paid by open-end [mutual fund] companies."[283] Those conclusions, presented nearly forty years ago, are still accurate. The data presented in this Article shows that the phenomenon of materially unequal compensation still holds true. That this aberration exists in the most regulated of all corners of the securities business demonstrates powerfully the consequences of watered-down fiduciary standards, weak, misguided regulation, Congressional indifference, and either poor advocacy on the part of investors' lawyers or excessive judicial deference to fund managers' contentions.

Courts that read *Gartenberg* to bar use of comparative fee structures in advisory fee litigation have deprived complaining shareholders of one of their strongest weapons. This misapplication of *Gartenberg* has likely contributed to an unsavory game of financial leap-frog, making it possible for fund advisors to point to fee schedules lagging behind their peer funds to justify fee hikes. On the other hand, *Gartenberg's* grip on future case outcomes predictably will be weakest for the segment of the fund industry studied most closely in this article: actively managed equity funds. Nearly all of the fully litigated cases have involved money market funds, which are a different breed of investment

279. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C.A. § 80a-1(b)(2) (West Supp. 1999). The Act was written "to mitigate and, so far as is feasible, to eliminate these conditions." *Id.* § 80a-1(b)(2).

280. *Investment Company Act Amendments of 1967: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce*, 90th Cong. 616 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court., N.Y., N.Y.).

281. *Id.*

282. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 368-69 (1967) (statement of Prof. Paul Samuelson).

283. WHARTON REPORT, *supra* note 87, at 485.

vehicle than equity pension fund portfolios.[284] None of the fully litigated cases involves equity fund advisory fees, and it is here that "apples-to-apples" fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds. Future cases will afford fund advisors an opportunity to explain why picking a stock for a mutual fund equity portfolio should be much more expensive to the customer than picking the same stock for a pension fund equity portfolio.

The gap between prices charged funds for advisory services versus prices fetched elsewhere in the economy for those same services represents the bill paid by fund shareholders for the advisory conflict of interest that is both the fund industry's hallmark and its stigma. That tab runs into billions of dollars per year. Fund industry cost data reviewed and developed by the authors suggest that equity fund management fees on the whole are around 25 basis points higher than they need to be in order to furnish fund advisors with fair and reasonable compensation and fund shareholders with the same quality of service. Against an equity fund asset base of $3.5 trillion,[285] this translates into equity mutual fund shareholders being overcharged to the tune of nearly $9 billion-plus annually—a staggering number—nearly reaching the price tag that the tobacco companies agreed to pay each year as part of their landmark "global settlement" with 46 states' attorneys general announced in November of 1998.[286]

The SEC needs to face up to the fact that competent evidence shows that fund advisory fee levels are too high, a phenomenon in part caused by the Commission's decision not to impose rigorous disclosure requirements designed to foster fee comparisons. The SEC has clear power to require funds to adhere to a uniform accounting and reporting system, but it has not exercised its power in a way calculated to elicit the all-important fee data in a form readily understandable to the public. Its inaction has allowed fee categories and prices to become scrambled and thus distorted or concealed.[287] John Bogle's disclosure proposal is sound, needed, and should be required by SEC rule. That same rule-making effort should require that fund shareholders receive most favored nations treatment when it comes to fees for advisory services. Less urgent, but of some potential value, is adoption of the GAO's personalized cost disclosure

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284. Moreover, price competition, to the extent it exists, is more evident in the money market segment of the fund industry. *See* GAO REPORT, *supra* note 12 at 6 n.3 ("[m]oney market funds generally have not been the focus of recent concerns regarding fees").

285. Susan Harrigan, *Street Smarts*, NEWSDAY, July 30, 2000, at F2, *available at* 2001 WL 9230159.

286. Jacquelyn Rogers, *Burning Issues Waft over Smoking and the Workplace*, EMPLOYEE BENEFIT NEWS, June 1, 2000, 2000 WL 10182690. The equity fund savings number is in line with Warren Buffett's estimate that funds could save their shareholders $10 billion annually if they were managed more like regular corporations, for example, with primary emphasis on creating and protecting value for shareholders. *See* Bogle, *supra* note 30, at 372. Bogle puts the number considerably higher: "In fact, such savings could easily top $30 billion each year." *Id.*

287. The authors' analysis of fund data was complicated greatly by some funds' tendency to include as advisory fees extraneous expense items which other funds categorized as administrative costs. In the fund industry, "[a]dvisory fees generally pay for portfolio management but, under some contracts, they also may pay for ancillary administrative, shareholder accounting, and transfer agency services." Hoene, *supra* note 249, at 89, 106, 107 n.4. (quoting SEC Division of Investment Management Memorandum to SEC Chairman Breeden (Apr. 9, 1992)).

approach. It doubtless will provide a beneficial wake-up call to some fund investors, particularly in times of meager or negative investment returns by fund managers.

SEC inaction has an undesirable side-effect over and above depriving investors of benefits they otherwise would enjoy. Whether it is accurately perceived or not, the SEC's inaction can be, and is taken as, an endorsement of the status quo. The agency's failure or refusal to act provides industry members with useful cover when they come under attack. In fund litigation, the SEC's silence on an issue gives credence to defense claims. Defendants can, and do, successfully argue that positions taken by those challenging the status quo in the fund industry deserve no credence absent violation of a mandatory SEC requirement. Thus, in *Krinsk*, the court rejected plaintiffs' contention that performance should be evaluated on a risk-adjusted basis because performance-adjusted ratings were not required by the SEC. In another mutual fund case, the court refused to find actionable a broker's concealment that the recommended house fund had a high expense ratio relative to competing funds, noting that plaintiffs had presented "no precedent or SEC ruling that requires this comparison."[288]

Whether or not the SEC decides to lead rather than continue its observer role, fund independent directors need to demand that advisors identify and quantify what they charge for rendering investment advice. Only by isolating and focusing on this item can directors discharge their obligation under *Gartenberg* to reach sound conclusions on such important matters as advisor profitability, economies of scale, and comparative fee structures. The SEC Staff's *Report on Mutual Fund Fees and Expenses* declares that "the current regulatory framework would be enhanced by independent directors who more closely monitor fund fees and expense."[289] The staff has let fund directors down by not requiring that fund service providers furnish clear, comparable cost data. This shortcoming needs to be addressed immediately.

It is crucial that fund directors are able to gather information about comparable funds, and also about the fees charged by the fund's advisor for advisory services furnished to non-fund clients. Advisors must be made to explain at length and in detail how service differences rendered to their captive and free market customers justify price disparities of the sort pointed out in this article. Finally, the courts need to resist the temptation to limit evidence of comparable pricing behavior on fund cases. Fund industry cases are beset with conflicts of interest that call for careful, reasoned, thorough analysis. All potentially helpful facts need to be gathered and tested without unfounded preconceptions or biases. Comparable data, if assembled with care and explained clearly, is well-geared to showing, in appropriate cases, that fund fee levels are excessive, particularly where that data is drawn from marketplaces where arm's-length bargaining over fees is more than a pious wish.

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288. Castillo v. Dean Witter Discover & Co., [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). The case is discussed in *supra* note 124.

289. REPORT ON MUTUAL FUND FEES, *supra* note 5.



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U.S. Securities and Exchange Commission

Division of Investment Management: Report on Mutual Fund Fees and Expenses

December 2000

Acknowledgements

In the preparation of this report, the Division of Investment Management had the able assistance of many members of the Commission staff. The report was prepared under the supervision of Paul F. Roye, Director of the Division of Investment Management and Barry D. Miller, Associate Director. The Division's study team consisted of Paul B. Goldman, Chief Financial Analyst, and Robert Zweig, Senior Financial Analyst. Gregory D. Jaffray, Compliance Examiner, provided research and statistical assistance.

Many members of the Division staff contributed to the drafting and editing of various sections, including Kimberley Dopkin Rasevic, Assistant Director, Alison M. Fuller, Assistant Chief Counsel, Eric S. Purple, Senior Counsel, Annette M. Capretta Senior Counsel, and Deborah Abernethy, Secretary.

Many other members of the Division staff made significant contributions in reviewing and commenting on the report, including Douglas J. Scheidt, Associate Director (Chief Counsel), Susan Nash, Associate Director, and Robert E. Plaze, Associate Director.

Other Commission Offices made significant contributions in reviewing and commenting on the report, including the Office of Investor Education and Assistance (Susan Ferris-Wyderko, Director and Geraldine M. Walsh, Special Counsel to the Director) the Office of Compliance Examinations and Inspections (Lori A. Richards, Director, and Gene A. Gohlke, Associate Director.

Technical assistance was provided by the Office of Economic Analysis (William J. Atkinson, Associate Chief Economist, Vance H. Anthony, Financial Economist, Lorie S. Walsh, Financial Economist, and Harvey B. Westbrook, Jr., Financial Economist.)

Table of Contents

http://www.sec.gov/news/studies/feestudy.htm

EXHIBIT

2

     V. <u>Appendix One: Regression Table</u>

    VI. <u>Appendix Two: Expense Ratio Trends by Distribution Category</u>

I. INTRODUCTION AND EXECUTIVE SUMMARY

This Report of the Division of Investment Management on Mutual Fund Fees and Expenses ("Report") presents our study of trends in mutual fund[1] fees and expenses[2] experienced over the past twenty years. We conducted our study of fees in light of: (1) the significant growth in the mutual fund industry during the period; (2) U.S. households' increasing reliance on mutual funds to finance retirement, housing, and children's education;[3] (3) the significant impact that mutual fund fees and expenses have on investor returns; and (4) the ongoing debate over the appropriate level of mutual fund fees and expenses. We anticipate that the Report will be useful to Congress and the Commission in overseeing the mutual fund industry. Moreover, we believe that this information may be useful to members of the mutual fund industry, including fund directors, and to the investing public.

In Section I, we describe the background and scope of the Report and provide a summary of our findings. Section II describes the regulatory framework with respect to mutual fund fees and expenses. The section summarizes the corporate governance and disclosure standards that apply to fund fees and expenses, and explains how these standards have evolved to meet changes in the industry. The section also describes recent Commission initiatives regarding fund fees and expenses. Section III presents the trends in fees. The section illustrates the extraordinary growth in fund assets during the period covered by the study. The section also discusses the major changes in the manner that funds are organized and distributed and the rapid expansion in the variety of services that is commonly available to fund shareholders. Section IV describes our recommendations concerning the corporate governance structure for the oversight of fund fees and the disclosure that investors receive regarding fund fees.

A. Background and Scope of the Report

The U.S. mutual fund industry has grown dramatically over the past twenty years. Assets under management have grown from $134.8 billion at the end of 1979 to $6.8 trillion at the end of 1999, an increase of more than 4,900%.[4] Over the same twenty-year period, the number of funds has increased from 564 to more than 7,700.[5]

Perhaps more significant than the growth in fund assets or the number of funds is the increasingly significant role of mutual funds as an investment vehicle for many Americans. Today, fund assets exceed the assets of commercial banks, with almost 88 million shareholders investing in mutual funds.[6] The percentage of U.S. households that invest in funds has increased from 6% in 1980 to 49% today due to a number of factors, including relatively low interest rates for bank deposits and the popularity of Individual Retirement Accounts and 401(k) plans.[7] The mutual fund industry accounts for 17% of total retirement assets and almost 42% of 401(k) assets.[8]

The growth of the fund industry has been accompanied by a debate over the

appropriate level of fund fees. The focus on fund fees is important because they can have a dramatic impact on an investor's return. For example, a 1% increase in a fund's annual expenses can reduce an investor's ending account balance in that fund by 18% after twenty years.

Some commentators argue that fund fees are too high. They claim that the growth in the fund industry has produced economies of scale and that funds have not passed on to shareholders the benefits of these economies of scale in the form of reduced fees.[9] Others contend that fund fees are not too high and that shareholders today are getting more for their money -- more services, such as telephone redemption and exchange privileges, check or wire redemptions, and consolidated account statements, and greater investment opportunities, such as international and other specialized funds, which typically have higher operating costs than more traditional funds. They also contend that the average cost of investing in mutual funds has declined since 1980.[10]

In the most recent contribution to the public dialogue, the United States General Accounting Office issued a report that provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that influence those fees. [11] The report's major conclusion is that additional disclosure could help to increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition among funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund fees that the investor has borne.

***

Our goal for this Report is to provide objective data describing trends in mutual fund fees that may be useful to Congress and the Commission in overseeing the mutual fund industry, and to others who are focusing on the effect of mutual fund fees on investor returns. As discussed more fully below, the Investment Company Act of 1940 ("Investment Company Act") does not give the Commission the direct role of arbiter in determining the appropriate level of fees to be paid by a mutual fund.[12] Rather, the regulatory framework generally allows the level of fund fees to be determined by marketplace competition and entrusts fund independent directors with the responsibility to approve and monitor the arrangements under which funds pay for investment advice or the distribution of their shares. Thus, we do not draw any conclusions in this Report as to the appropriate level of fund fees.

B. Summary of Findings and Recommendations

1. Summary of Findings

As described more fully in Section III, we observed the following from the data that we collected:

- Overall, mutual fund expense ratios (i.e., a fund's total expenses, including rule 12b-1 fees, divided by its average net assets) have increased since the late 1970s, although they have declined in three of the last four years.

- Although fund expense ratios rose on average during the 20 years covered by our study, the overall cost of owning fund shares may not have risen if changes in sales loads are taken into consideration. (Sales loads are not taken into consideration when calculating expense ratios and have generally decreased during the period.)

- The increase in mutual fund expense ratios since the 1970s can be attributed primarily to changes in the manner that distribution and marketing charges are paid by mutual funds and their shareholders. Many funds have decreased or replaced front-end loads, which are *not* included in a fund's expense ratio, with ongoing rule 12b-1 fees, which *are* included in a fund's expense ratio. This change complicates the comparison of current expense ratios with expense ratios from earlier periods.

- Mutual funds with the largest proportion of defined contribution retirement plan assets (*e.g.*, 401(k) plans) generally have lower expense ratios than other funds.

- Mutual fund expense ratios generally decline as the amount of fund assets increase.

- Specialty funds have higher expense ratios than equity funds, which, in turn, have higher expense ratios than bond funds. International funds have higher expense ratios than comparable domestic funds.

- Index funds and funds that are available only to institutional investors generally have lower expense ratios than other types of funds.

- In a sample of the largest 1,000 funds in 1999, funds that are part of large fund families (in terms of asset size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.

- In a sample of the 100 largest mutual funds, most funds have some type of fee breakpoint arrangement that automatically reduces the management fee rate as the asset-size of the individual fund or the fund family increases. Most funds in the sample with management fee breakpoints, however, have assets above the last breakpoint.

2. Summary of Recommendations

We believe that the current statutory framework's primary reliance on disclosure and procedural safeguards to determine mutual fund fees and expenses, rather than on fee caps or other regulatory intervention, is sound and operates in the manner contemplated by Congress. We believe, however, that the framework can be enhanced in certain areas. A brief summary of our recommendations follows. These recommendations are more fully discussed in Section IV.

a. Disclosure and Investor Education

Many observers give the Commission high marks for requiring funds to disclose information about their fees in a format that is understandable to investors and that facilitates comparison with the fees charged by other funds and other investment alternatives.[13] The Commission should, nevertheless, consider whether requiring the disclosure of additional types of fee information would facilitate investors' awareness of fund fees and investors' ability to understand their effect. For example, the General Accounting Office recommended in its report that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid.[14] The GAO report acknowledges however, that there are advantages and disadvantages to this recommendation and that other alternatives should be considered. We recommend that, because the recommended information could be disclosed in various ways, the Commission should evaluate the most effective way of disclosing fees and expenses that investors incur, taking into account the cost and burden that various alternative means of making such disclosures would entail.

We agree with the General Accounting Office that the fund industry and the Commission should encourage fund shareholders to pay greater attention to fees and expenses. We believe that changes to mutual fund disclosure requirements have generally produced the best results when the changes are designed to meet the information needs of investors and assist them in making better investment decisions. With respect to fund fees and expenses, we believe that investors need information, in addition to information about the dollar amount of fees, that helps them to understand the fees that they pay. Moreover, they need to be able to compare the fees of their fund to the fees of other funds and other types of investments. To satisfy these broader needs, we believe that any additional required fee information, including the dollar amount of fees, should be provided in semi-annual and annual shareholder reports. One advantage of this approach is that it would enable investors to not only compare the fees of funds but also to evaluate the fee information that would be contained in the reports to shareholders alongside other key information about the fund's operating results, including management's discussion of the fund's performance.

The additional information about actual costs could be presented in a variety of ways. One possible way to present the data would be to require shareholder reports to include a table showing the cost in dollars incurred by a shareholder who invested a standardized amount (e.g., $10,000) in the fund, paid the fund's actual expenses, and earned the fund's actual return for the period.[15] The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment amount (e.g., $10,000) that earned a standardized return (e.g., 5%). Because the only variable for this calculation would be the level of expenses, investors could easily compare funds to one another.

The full benefits of improved fee disclosure will not be realized without a strong investor education campaign. We recommend that the Commission continue its program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As new requirements to provide information about fund fees take effect, we recommend that the Commission develop educational materials that help investors understand how to make use of the new information, and

encourage funds, brokers, and others to do so as well.

For many fund shareholders, taxes on income dividends, capital gains distributions, and gains realized when shares are redeemed have a greater impact on the growth of their investment than does the fund's expense ratio.[16] The Commission should adopt rules that would require mutual funds to report their investment returns on an after-tax basis, similar to or as proposed in March 2000.[17]

b. Fund Governance

We believe that the current statutory framework can be enhanced by strengthening the ability of independent directors to monitor fund fees and expenses. As described in Section II, the Commission took major action in this area in October 1999, when it proposed new rules and rule amendments designed to enhance the effectiveness of independent directors in dealing with fund management. We recommend that these proposals be adopted as soon as practicable, taking into account public comments on the proposals.

In addition to strengthening the ability of independent directors to deal with fund management, the Commission also should consider the following recommendations with respect to the regulatory framework for fees:

- The Commission should continue to emphasize that mutual fund directors must exercise vigilance in monitoring the fees and expenses of the funds that they oversee. Fund directors should, for example, attempt to ensure that an appropriate portion of the cost savings from any available economies of scale is passed along to fund shareholders. The Commission should continue to encourage efforts to educate directors about issues related to fund fees and expenses, including the types of information that they may request when they review the funds' management contracts, and the techniques that are available to evaluate the information that they receive.

- Fund directors, in addition to approving the management fee, may also approve a plan under Rule 12b-1 under the Investment Company Act to use fund assets to pay for distribution and marketing expenses. That rule is now twenty years old. The Commission should consider whether the rule needs to be modified to accommodate changes in the mutual fund industry.

***

We believe that these recommendations would provide fund shareholders with better information about mutual fund fees and would enhance the procedural safeguards that are provided by the oversight of independent directors and by SEC rules.

II. REGULATORY FRAMEWORK FOR MUTUAL FUND FEES AND EXPENSES

A. Historical Background

Over the past 60 years, Congress and the Commission have sought to protect the interests of fund investors with respect to fund fees and expenses by using a dual approach: (1) procedural safeguards to reduce the conflicts of interest that could lead to inappropriate or inflated fees; and (2) uniform disclosure of fees and expenses by funds to allow investors to make informed investment decisions. The dual approach has been enhanced over the years since passage of the Investment Company Act, and Congress and the Commission have continued to rely on this approach.[18]

1. Safeguards to Reduce Conflicts of Interest

A mutual fund has a unique structure. Although mutual funds generally are organized either as corporations or business trusts, they typically are not managed by their own officers and employees. Rather, a mutual fund usually is organized and operated by a separate legal entity that acts as (or is affiliated with) the fund's investment adviser.[19] The investment adviser generally supplies the fund with its officers and employees and selects the original slate of directors for the fund.

This structure creates an inherent conflict of interest between the fund and its investment adviser because the directors of the fund (who typically have initially been selected by the adviser) approve the amount of the fees that the fund will pay to the adviser in exchange for all of the adviser's services to the fund. An investment adviser has an incentive to charge the highest possible fee for its services, while the fund and its shareholders wish to pay the lowest amount of fees possible because the fees directly reduce a fund's return on its investments.

Congress did not address this conflict by imposing fee caps or other direct regulation of fund fees and expenses.[20] Rather, Congress adopted certain provisions in the Investment Company Act to place fund directors that are not affiliated with a fund's management in the role of "independent watchdogs" who would "furnish an independent check upon the management" of mutual funds.[21] Since its enactment, the Investment Company Act has required that no more than 60% of the members of a board of directors be, among other things, officers or employees of a fund or affiliated with the fund's investment adviser.[22]

The Investment Company Act further requires that a majority of a fund's independent directors approve the contract between the investment adviser and the fund, and any renewals of the contract.[23] In evaluating whether to approve or renew the contract, the directors have a statutory duty to evaluate, and the adviser has a statutory duty to furnish, all of the relevant information that is needed to review the terms of the contract.[24] This evaluation typically consists of a review of the amount of the advisory fee paid by the fund, the services provided by the adviser, and the profitability of the fund to the adviser.[25]

The Commission has followed the approach of relying on a fund's independent directors to police conflicts of interest between a fund and its affiliates regarding the use of fund assets to finance activities that are primarily designed to result in the sale of the fund's shares, i.e., the expenses of distributing the fund's shares.[26] Pursuant to rule 12b-1 under the

Investment Company Act, a fund may adopt a 12b-1 plan to provide for the payment of distribution expenses. Because of the possible conflicts of interest involved in a fund's payment of distribution expenses, the Commission requires funds to follow procedures similar to those required by the Investment Company Act for the approval of an investment advisory contract.[27]

In particular, rule 12b-1 requires that payments for distribution expenses be made pursuant to a written plan and that the plan be annually approved by a majority of the fund's independent directors.[28] Like advisory contracts, rule 12b-1 also requires shareholder approval of the plan and any amendments to the plan that materially increase the amount paid under the plan. When reviewing and approving rule 12b-1 plans, independent directors must decide, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under the Investment Company Act, that there is a reasonable likelihood that a plan will benefit the fund and its shareholders.[29]

The Investment Company Act and the rules thereunder do not, however, expressly require a fund's independent directors to approve all of the service contracts of the fund. For example, a fund's independent directors are not expressly required by the Act to approve transfer agency contracts or administrative contracts. Absent some affiliation between a fund and a service provider, service contracts generally do not implicate the same conflict of interest concerns as investment advisory contracts. Directors, including independent directors, may nevertheless review and approve such service contracts, especially if a fund's adviser or an affiliate of the adviser provides the services under the contract.[30] Also, directors may need to review and approve service contracts in order to fulfill their duties as directors under state law.

In 1970, Congress amended the Investment Company Act to strengthen the ability of directors, particularly independent directors, to carry out their responsibilities to review and approve fund contracts.[31] Among other things, Congress adopted Section 36(b) of the Investment Company Act, pursuant to which investment advisers have a fiduciary duty with respect to the receipt of compensation for services provided to a fund.[32] An adviser's duty under section 36(b) applies to all of the fees that the adviser and its affiliates receive from a fund, including any distribution expenses such as rule 12b-1 fees.[33] Court decisions in cases alleging that an adviser breached its fiduciary duty with regard to compensation under section 36(b) provide a framework that many fund directors follow when they review advisory contracts.[34] In these cases, courts evaluated the facts and circumstances of the advisory contract to determine whether the adviser charged, "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining."[35] The courts have considered the following factors when evaluating a section 36(b) claim:

(1) the nature and quality of the services provided by the adviser, including the performance of the fund;

(2) the adviser's cost in providing the services and the profitability of the fund to the adviser;

(3) the extent to which the adviser realizes economies of scale as the fund grows larger;

(4) the "fall-out" benefits that accrue to the adviser and its affiliates as a result of the adviser's relationship with the fund (e.g., soft dollar benefits);

(5) performance and expenses of comparable funds; and

(6) the expertise of the independent directors, whether they are fully informed about all facts bearing on the adviser's service and fee, and the extent of care and conscientiousness with which they perform their duties.[36]

Most fund directors request data and other information that enable them to evaluate at least these factors in connection with the investment advisory or other contracts. In addition to obtaining data and information from the investment adviser, fund directors may seek data and other information from outside sources. For example, the directors may obtain material prepared by outside experts that may be used to compare the fund's performance, fee structures, and expenses to funds of comparable size and investment objective. Independent directors also may rely on independent counsel for advice and information in connection with the evaluation of the investment advisory and other service contracts.

2. Disclosure Requirements

The dual approach to regulating mutual fund fees and expenses also relies on fund investors to play a role in determining for themselves the appropriate level of fees and expenses. All funds are required to disclose their fees and expenses in a uniform manner so that an investor contemplating a fund investment today has access to comparable information about competing funds. This information helps investors to make better investment decisions.

In the 1980s, the Commission became concerned that investors could be confused if the increasing variety of sales loads and other fund distribution arrangements were not uniformly presented. For that reason, since 1988, Form N-1A (the form used by mutual funds to register their shares with the public) has required every mutual fund prospectus to include a fee table.[37] This table presents fund investors with expense disclosure that can be understood easily and that facilitates comparison of expenses among funds.[38]

The fee table calls for a uniform, tabular presentation of all fees and expenses associated with a mutual fund investment. The fee table reflects both (i) charges paid directly by a shareholder out of his or her investment, such as front- and back-end sales loads, and (ii) recurring charges deducted from fund assets, such as advisory fees and 12b-1 fees. The table must be located at the beginning of the prospectus. It is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a $10,000 investment if he or she received a 5% annual return and remained invested in the fund for various time periods. As a result of the Commission's efforts in designing and implementing the fee table, information about mutual fund fees and expenses is accessible to prospective and existing investors.

In 1998, the Commission overhauled the prospectus disclosure requirements for mutual funds in order to provide investors with clearer and more understandable information about funds.[39] As part of those initiatives, the Commission improved fund fee disclosure. Those initiatives require mutual funds to include in the front portion of their prospectuses a risk/return summary in plain English that functions as a standardized "executive summary" of key information about the funds. The fee table is included in the plain English risk/return summary because of the Commission's belief that fees and expenses are crucial to an investor's decision to invest in a fund.[40] This reflects the Commission's commitment to promoting investors' access to fee information as a basis for a fund investment decision.[41]

B. Recent Commission Initiatives to Enhance the Regulatory Scheme

Congress and the Commission continue to monitor fund fees and expenses and to assess whether the regulatory framework should be enhanced. For example, in September 1998, the Subcommittee on Finance and Hazardous Materials of the Commerce Committee of the U.S. House of Representatives held a hearing on mutual fund fees and expenses at which Chairman Arthur Levitt and members of the industry testified. In his testimony, Chairman Levitt announced that the staff had commenced a report on fees and expenses.[42] Chairman Levitt also discussed the steps being taken by the Commission in the area of mutual fund fees and expenses, which included evaluating the role of independent directors and enhancing investor understanding of fund costs. The Commission's recent initiatives in those areas are described below.

1. Enhancing the Role of Independent Directors

As discussed above, the independent directors of a fund play a significant role in monitoring fund fees and expenses, and the Commission recently has undertaken initiatives to strengthen the role of independent directors. In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Independent directors, investor advocates, executives of fund advisers, academics, legal counsel, and others examined the responsibilities of independent directors and discussed ways that the Commission might promote greater effectiveness of these directors, especially in approving investment advisory agreements and fees. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." Roundtable participants generally agreed that independent directors can vigilantly represent the interests of fund shareholders only when they are truly independent of those who operate and manage the fund, and that the independence of fund boards should be encouraged.[43]

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors.[44] At the same time, the Commission published an interpretive release expressing the views of the Commission and Division staff concerning a number of issues that relate to independent fund directors.[45] Together, these initiatives are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with additional information to assess directors' independence.

In addition, in October 1999, Chairman Levitt announced the creation of the Mutual Fund Directors Education Council, which is chaired by former SEC Chairman David S. Ruder and administered by Northwestern University. The Council was created in response to Chairman Levitt's call for improved fund governance. The Council fosters the development of programs to promote a culture of independence and accountability in fund boardrooms.

2. Enhancing Investor Understanding of Mutual Fund Costs

Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses. The Commission continues to be concerned, however, that the typical investor is not using all of the resources that are available in considering investments in mutual funds. Thus, the Commission has mounted an extensive investor education campaign to improve the financial literacy of investors with respect to mutual funds and their costs.

For example, the Commission recently issued tips on mutual fund investing that remind investors that past performance should never be their only guide when choosing funds.[46] The Commission recommended that, in addition to reading the prospectus and shareholder reports, investors should assess a fund's costs because they can have an enormous impact on returns. The Commission's mutual fund tips also suggest that investors consider a fund's size, tax consequences, risks, and volatility.

Last year, the Commission launched the Mutual Fund Cost Calculator, an Internet-based tool that enables investors to compare the costs of owning different funds by entering data that generally is available in fund prospectuses. The Mutual Fund Cost Calculator also shows the total cost of owning a mutual fund after a specified period of time. It is available for free on the Commission's web site.[47]

These recent investor education initiatives build upon prior initiatives of the Commission to promote financial literacy among investors. The Commission's web site contains, for example, an "Investment Options" page, which contains information on the benefits, risks, and costs of various investment vehicles, including mutual funds.[48] The page provides links to the Mutual Fund Cost Calculator and to a publication with frequently asked questions about mutual fund fees.[49] It also features the "Financial Facts Tool Kit," which contains information to assist investors in planning their financial future.[50] Investors can find on the Commission's web site a brochure about investing in mutual funds that contains a section on the importance of fees.[51] Investors can also use the "Search Key Topics" databank on the Commission's website to learn more about the different types of mutual fund fees and expenses.[52]

In addition, in March 1999, Congressman Paul Gillmor introduced the Mutual Fund Tax Awareness Act of 1999, which would require the Commission to revise its regulations to improve methods of disclosing to investors in mutual fund prospectuses and annual reports the after-tax effects of portfolio turnover on mutual fund returns. The legislation was approved by the House of Representatives in the 106th Congress. The Commission recently also proposed to improve disclosure to investors of the effect of taxes on the

performance of mutual funds.[53]

Finally, we note the presence of market trends that may be the result of increased investor awareness of funds' expenses. Three fund groups that have been characterized as featuring relatively low costs[54] have increased their share of total fund assets from 17% at the beginning of 1990 to more than 27% at the end of 1999.[55] Competitive pressures within the industry appear to be prompting an increasing number of fund mergers as fund sponsors attempt to streamline their offerings and eliminate uneconomical funds. Competition also has increased because of the offering of low-cost exchange traded funds (ETFs), which are pooled vehicles generally sponsored by large broker-dealers and stock exchanges that allow investors to buy and sell the funds' shares at any time during the day at market prices. In addition to competing among themselves, mutual funds face increased competition from sources outside of the fund industry.[56]

- On-line trading: Due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds.

- Individual accounts: Advances in technology enable investment advisers and broker-dealers to extend individual account management services to clients and customers with smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund.

- New "mass customized" products: Several new Internet-based firms take the individual account concept a step further. One firm, for example, enables individual investors to buy pre-constructed baskets of stocks with preselected characteristics in terms of risk, type of issuer, etc. Alternatively, the investor can utilize the firm's web site to create his or her own customized basket of stocks.[57]

These emerging products and services, and others not yet developed, and their sponsors may exert additional pressure on mutual fund fees and the Commission will need to closely monitor them to ensure that they are appropriately regulated.[58] If investors are to benefit from the increased competition, investor education must play a major role by helping investors to understand the characteristics, risks, and costs associated with the ever-increasing number of investment alternatives.

III. STUDY OF TRENDS IN MUTUAL FUND FEES AND EXPENSES

A. Introduction

1. Objectives

The Division initiated its study of mutual fund fees and expenses ("fee study") in response to significant growth in the mutual fund industry and significant changes in the manner in which funds operate. Our objectives are to provide summary data about the current level of mutual fund fees and expenses, describe how fee levels have changed over time, and identify some of the major factors that have influenced the amount of fees charged. In

order to examine trends over time, we analyze the expenses of all stock and bond funds for the following years: 1979, 1992, and 1995 through 1999. We use 1979 as a benchmark because it is the year before rule 12b-1 distribution fees were first permitted. We analyze data for 1992 because it is the first year for which we have expense data in electronic format. We analyze data for 1995 through 1999 to get a more recent picture of trends in fund expenses. Our purpose is not to determine whether mutual fund fees are too high or too low, but to determine how fees have changed over time and what factors have affected those changes.

2. Presentation of Results

The presentation of fee study results is organized in the following manner. First, we discuss issues related to methodology and data sources. We identify the costs that are included in a fund's expense ratio and the costs that are excluded. We then examine trends in the number of funds, assets under management, expense ratios, methods of distribution, and types of investment objectives offered. Next, we use an econometric model to examine which factors are statistically important in explaining the differences in mutual fund operating expense ratios. Following that, we examine whether mutual fund management expense ratios[59] decline as fund assets increase and investigate the extent to which fee breakpoint provisions are included in the management contracts between funds and their investment advisers. Finally, we examine the expenses of the largest mutual funds in the retirement market.

B. Methodological Issues

Mutual fund investors and industry analysts usually evaluate the fees and expenses of an individual fund by comparing its expense ratio (total expenses divided by average net assets) to the expense ratios of other funds or by looking at how the fund's expense ratio has changed over time. Investors and analysts usually evaluate the fees and expenses of the fund industry as a whole by looking at the average expense ratio of all funds (or all funds in a given category, e.g., equity funds) and noting how this figure has changed over time. We believe that although expense ratios are important, it can be misleading to focus on one number without also identifying key factors that influence that number. In this study, we attempt to identify some of the key factors that may affect mutual fund expense ratios.

1. What Costs are Included in a Fund's Expense Ratio?

It is difficult to compare the fees and expenses paid by funds because the manner in which funds pay for services and the nature of the services provided vary widely. Sometimes, the cost of all services provided to the fund and its shareholders is included in a fund's expense ratio. Other times, the expense ratio excludes the cost of some services, such as marketing or financial advice, because they are not paid for by the fund; instead they are paid by the individual shareholder. Although no standard method exists for classifying the services provided in connection with buying and owning a mutual fund, one possible approach is shown in Chart 1.

Chart 1
The Mutual Fund "Bundle of Services"

Type of service	How Paid For	Include in Expense Ratio?
1. investment management (i.e., "portfolio advice")	management fee	Yes
2. administration and recordkeeping	management fee, fees to service providers	Yes
3. buying and selling securities	commissions, bid-asked spreads	No
4. distribution and marketing	sales charge, 12b-1 fee, adviser profits	12b-1 fee, yes; otherwise, no
5. financial advice/planning	sales charge; 12b-1 fee; separate fee or commission paid to a broker, financial planner, or investment adviser; wrap fee	Sometimes
6. consolidated statements and other services provided by a "mutual fund supermarket"	supermarket receives portion of management fee, 12b-1 fee, or adviser profits	Yes (unless paid from adviser profits)

Before looking at the expense ratio numbers, it is useful to identify in greater detail the costs that are included in a fund's expense ratio and the costs that are excluded.

A fund's expense ratio is its total expenses divided by average net assets. Form N-1A, the mutual fund registration form, divides total expenses into three categories: management fees, rule 12b-1 fees, and other expenses. *Management fees* include investment advisory fees and administrative or other fees paid to the investment adviser or its affiliates for services.[60] *Rule 12b-1 fees* include all distribution or other expenses incurred under a plan adopted pursuant to rule 12b-1.[61] *Other expenses* include all expenses not included in the first two categories that are deducted from fund assets or charged to all shareholder accounts. Typical "other expenses" include payments to transfer agents, securities custodians, providers of shareholder accounting services, attorneys, auditors, and fund independent directors. A mutual fund's expense ratio does not include the sales load (if any) or the cost that the fund incurs when it buys or sells portfolio securities, such as brokerage commissions. As described in the following section, fund marketing and distribution expenses are increasingly paid out of 12b-1 fees rather than out of sales loads -- a change that has had a large impact on expense ratios.

2. The Changing Role of Distribution Expenses

The past two decades have seen significant changes in the way that investors pay for the marketing and distribution of fund shares. Any analysis of mutual fund expenses must take into account the effect of these changes.[62]

Prior to 1980, most mutual funds were load funds, so-named because they were marketed by a sales force of brokers who received a commission (load) when shares were sold.[63] The remaining funds (no-load funds or directly marketed funds) were sold by investment advisory firms directly to the public without a sales load. The more limited sales expenses of no-load funds (primarily advertising) were paid by the funds' investment advisers or underwriters, out of their own profits. In other words, prior to 1980, irrespective of whether a fund was a load or a no-load fund, distribution expenses were not included in the fund's expense ratio.

In 1980, after much debate, the Commission adopted rule 12b-1, which permits funds to pay for marketing and distribution expenses directly out of their assets.[64] Since 1980, marketing and distribution expenses paid under rule 12b-1 have been included in a fund's expense ratio in the same manner as any other fund expense. Sales loads, on the other hand, continue to be excluded from a fund's expense ratio because loads are paid directly by investors and not by the fund.

Although initially few funds adopted 12b-1 plans, the number of funds with plans increased during the mid-1980s [65] as sponsors of load-funds developed a new pricing arrangement in which the combination of a 12b-1 fee and a contingent deferred sales load (CDSL) replaced the traditional front-end load.[66] A CDSL is a sales load that is paid, if at all, at the time of redemption. A CDSL is "contingent" because the sales load is paid only if the shares are redeemed before a specified period of time (often 5-8 years). These CDSL funds are sold by the same brokers who sell traditional load funds, but the investor does not pay a sales load at the time that shares are purchased. Instead, the investor pays an annual 12b-1 fee or a contingent deferred sales load if shares are redeemed within a specified period of time.[67] The 12b-1 payments made by CDSL funds are included in their expense ratios.

As CDSL funds became more popular, the NASD, with the approval of the Commission, determined that 12b-1 fees should be governed by the rules that apply to sales loads.[68] After careful consideration, the NASD determined that funds should pay no more than 100 basis points in 12b-1 fees, 75 basis points of which could be for distribution expenses and 25 basis points for service fees annually.[69] In addition, the NASD determined that a fund with no sales load and a 12b-1 fee of 25 basis points or less could identify itself as a no-load fund.

In view of the changes described above, some observers of the fund industry, including the industry's largest trade association, argue that any overall evaluation of the fees and expenses borne by fund shareholders should consider trends in total shareholder cost -- a measure that includes the cost of services paid for separately by the shareholder (most notably, distribution costs paid via sales loads) as well as the costs included in a fund's expense ratio. Although we believe that the total shareholder cost approach has considerable merit, we focus primarily on expense ratios in this study for two reasons. First, our goal is to analyze trends in fees and expenses that are

incurred at the fund level and paid directly out of fund assets. Second, two data items that play a key role in total shareholder cost analysis-- actual sales loads paid by fund investors, and the actual length of time that investors hold their shares - are not publicly available.[70]

3. Data Sources/Explanation of Data Items

Expense ratio and other data were collected for all stock and bond funds in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999.[71] Data for 1979 were taken from *Weisenberger's Investment Company Services, 1980*; data for 1992 and 1995 through 1999 were taken from *Morningstar Mutual Funds OnDisc* and *Morningstar Principia Pro*.[72] Money market funds, another major segment of the mutual fund industry, were excluded from this study because of their different cost structure. Therefore, in this report, the terms "mutual fund" and "fund" include all mutual funds that are not money market funds. Also excluded from this study are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, and face amount certificate companies.

A key issue is whether to evaluate the expense data at the level of the fund or at the level of the class. As previously indicated[73] some funds issue only one share class (single-class funds or stand-alone funds); other funds issue two or more classes (multi-class funds). The multi-class form of organization is designed to provide investors with more choices. For example, different share classes may offer varying levels of service or alternative ways to pay for the cost of distributing the fund's shares.[74] Because of the differences among the classes, each class has its own fee structure and expense ratio, and shareholders investing in different classes pay different expenses for an undivided interest in the same portfolio of securities. Consequently, the data reported for a multi-class fund is not the fund's expenses and assets, but rather the expense ratio of each separate class and its related assets.

A multi-class fund actually incurs most of its operating expenses at the fund level, and then allocates these expenses among the fund classes, often based on the relative asset-size of each class. The magnitude of these expenses tends to be influenced by the asset-size of the fund and not the asset size of the various classes.[75]

We believe, therefore, that when an expense analysis includes the relationship between funds' expense ratios and their asset sizes, it is appropriate to evaluate the asset-size of multi-class funds at the fund level. We use this approach in Section III.D (A Model for Estimating a Fund's Expense Ratio).[76] In contrast, when the expense analysis focuses on the amount of expenses paid by fund shareholders, we believe it is more appropriate to perform the analysis at the class level. Accordingly, in Section III.C (Factors That Affect Fees: Descriptive Statistics) we evaluate multiple class funds at the class level -- *i.e.*, we consider each class to be a separate data item, with its own assets and its own expense ratio.

In most cases, our study analyzes expense data for all funds or classes in existence at the end of the year.[77] In three cases, because the relevant information had to be collected by hand, we limited the analysis to a sample of large classes.

- Our analysis of management expenses is based on a sample of the 1,000 largest classes in existence at the end of 1999.[78] The 1,000 classes represented approximately 82% of all class assets in 1999. The smallest class in this sample had assets of $704 million.

- Also with respect to management expenses, we examined the management contracts of the 100 largest mutual funds in 1999 for evidence of fee "breakpoints."[79] The 100 largest funds had total assets of $1.8 trillion in 1999 and represented 42% of all fund assets.

- We analyzed the expense ratios of the 50 funds with the most 401(k) assets in 1999. The 50 funds had total assets of $935 billion and represented 21% of all fund assets.

C. Factors that Affect Fees: Descriptive Statistics

1. Mutual Fund Growth

The mutual fund industry grew at an extraordinary rate during the 20 years covered by our study ("study period"). The number of stock and bond classes in the study went from 517 in 1979 to 8,901 in 1999 -- an increase of 1,622% (Table 1). Assets under management soared from $51.7 billion in 1979 to $4,456.6 billion in 1999 -- an increase of 8,520%. In terms of both number of classes and total assets, the greatest portion of the growth took place between 1992 and 1999.

Table 1
Mutual Fund Growth

	Number of Classes	Total Assets ($ Billions)
1979	517	51.7
1992	2,483	982.6
1995	6,682	2,074.4
1996	6,965	2,370.3
1997	6,991	3,001.5
1998	8,423	3,558.9
1999	8,901	4,456.6

2. Expense Ratio Trends: All Classes

During the study period, the expense ratio of the average class ("equally weighted average") rose from 1.14% in 1979 to 1.36% in 1999 (Table 2). However, because investment dollars are spread unevenly among classes -- the largest 100 classes account for 42% of all assets and the largest 1,000 classes account for 82% of all assets -- an equally weighted average may not be the best indicator of what the typical investor is being charged. The computation of an equally weighted average gives the same importance to a small class (net assets $100,000) as it does to the largest class (net assets $92 billion).[80]

Table 2
Expense Ratio Trends: All Classes

	Unweighted Average Expense Ratio	Weighted Average Expense Ratio
1979	1.14%	0.73%
1992	1.19%	0.92%
1995	1.30%	0.99%
1996	1.32%	0.98%
1997	1.33%	0.95%
1998	1.35%	0.91%
1999	1.36%	0.94%

We believe that evaluations of fund fees should generally give more weight to classes with more assets (and more shareholders). The typical fund investor is likely to own one of the larger classes, and to be charged an expense ratio at a large class's rate.

Weighting expense ratios by class size, we find that the expense ratio of the average class rose from 0.73% in 1979 to 0.99% in 1995, fell in 1996, 1997 and 1998 to 0.91%, and then rose to 0.94% in 1999.[81] Although we find that the weighted expense ratio has increased since 1979, it is important to understand why this has occurred. In the sections that follow, we discuss changes in the fund industry that might explain this increase.

3. Expense Ratio Trends by Distribution Category

As previously described, a series of changes in mutual fund distribution patterns has blurred the lines between formerly distinct marketing categories -- load vs. no-load. Today, the no-load category includes directly distributed classes with and without 12b-1 fees, as well as certain classes of sales force distributed funds in which marketing expenses are reduced or eliminated because the class is sold only to selected groups such as institutional investors or retirement plans.[82] The load category now includes classes with 12b-1 fees higher than 25 basis points, classes with 12b-1 fees and CDSLs, and classes with traditional front-end loads. Although the load category consists mostly of classes distributed by commissioned sales people or financial advisers, it includes some directly distributed funds.

In recognition of these changes, we divide classes into two categories for the purpose of analyzing trends in distribution expenses.

- No-load: With respect to data for 1979 and 1992, this category consists of classes that have no sales load and no 12b-1 fee ("pure no-load classes"). With respect to data for 1995 through 1999, this category consists of classes that may call themselves no-load under current NASD rules -- i.e., pure no-load classes and classes that have no sales charge at the time of purchase or redemption, but can have a 12b-1 fee of up to 25 basis points.[83]

- Load: fund classes that have a sales load, a 12b-1 fee of more than 25 basis points, or both.

Tables 3 and 4 show how the number and total assets of load and no-load classes have changed over time. The trend in the study period is a gradual decline in the proportion of load classes and a faster decline in their proportion of assets. In 1999, for the first time, load classes had fewer assets, 49%, than no-load classes.

Table 3
Number of Classes by Distribution Category

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	316	61%
1992	763	1,720	69%
1995	2,380	4,302	64%
1996	2,506	4,459	64%
1997	2,576	4,415	63%
1998	3,229	5,184	62%
1999	3,418	5,483	62%

Table 4
Class Assets by Distribution Category ($ Millions)

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	$36,204	70%
1992	$254,441	$728,162	74%
1995	$916,401	$1,158,001	56%
1996	$1,076,530	$1,293,730	55%
1997	$1,384,483	$1,617,017	54%
1998	$1,751,804	$1,807,092	51%
1999	$2,259,836	$2,196,776	49%

Table 5 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 76 basis points in 1995, 75 basis points in 1996, 72 basis points in 1997, 68 basis points in 1998 and then increasing to 72 basis points in 1999.

In 1979 -- prior to the onset of 12b-1 fees -- the average load class had a lower expense ratio (72 basis points) than the average no-load class (75 basis points). From 1979 to 1992, load class expense ratios rose 24 basis points, on average, primarily because of the inclusion of 12b-1 fees in the expense ratio. Load class expense ratios increased another 21 basis points by 1995 (to 1.17%) before falling to 1.14% in 1997, 1.12% in 1998, and increasing to 1.17% in 1999.

Table 5
Weighted Average Expense Ratios by Distribution Category

	No-Load Classes	Load Classes
1979	.75%	.72%
1992	.80%	.96%
1995	.76%	1.17%
1996	.75%	1.17%
1997	.72%	1.14%
1998	.68%	1.12%
1999	.72%	1.17%

4. Total Ownership Costs

The results summarized in Table 5 do not take into account the decline in front-end sales loads that accompanied the increase in 12b-1 fees. The median front-end sales load (before quantity discounts) fell from 8.5% in 1979 to 4.75% in 1999.[84] Some industry participants argue that evaluations of mutual fund expense trends should take into account all costs that a shareholder would expect to incur in purchasing and holding class shares ("total ownership costs"). Total ownership costs include fund operating expenses, 12b-1 fees, and sales loads.[85]

As part of this study, we performed a simplified analysis of total shareholder costs. The results are shown in Table 6. A key issue for any study that employs a total ownership cost approach is how to treat the sales load paid to purchase fund share classes. The analysis requires two data items that are not publicly available: the actual loads paid by investors (dollar amount or percentage of amount invested) [86] and actual shareholder holding periods.[87]

Because we do not have access to data that reflect actual sales loads paid or actual holding periods of fund investments, we make certain simplifying assumptions, which make the analysis less precise. We assume that shareholders hold their shares for either 5 or 10 years.[88] We also assume that all investors pay the maximum front-end sales load. Using these assumptions, we then amortize the maximum sales load by dividing the sales load by the holding period. Finally, the amortized sales load is added to the expense ratio to arrive at the total asset weighted shareholder cost.

Table 6 indicates that the magnitude of total shareholder costs depends heavily on the amortization period chosen. Amortizing the average maximum sales load over a 5-year holding period shows that total shareholder costs for load classes have declined 18% between 1979 and 1999 -- from 2.28% to 1.88%. If the longer holding period of 10 years is picked, however, total shareholder costs remained basically unchanged between 1979 and 1999.

Table 6
Total Ownership Costs for Load Classes

	Number of Classes	Assets ($ Millions	Weighted Expense Ratio with 5 Year Amortization of Sales Load	Weighted Expense Ratio with 10 Year Amortization of Sales Load
1979	316	$36,204	2.28%	1.50%
1992	1,720	$728,162	1.79%	1.41%
1995	4,302	$1,158,001	1.88%	1.53%
1996	4,459	$1,293,730	1.89%	1.53%
1997	4,415	$1,617,016	1.87%	1.50%
1998	5,184	$1,807,092	1.83%	1.47%
1999	5,483	$2,196,776	1.88%	1.52%

5. Expense Ratio Trends by Type of Investment

At the beginning of the study period, the mutual fund industry generally invested in U.S. securities and did not offer specialized funds. During the 1980s and 1990s many fund sponsors broadened their product lines in an effort to attract new assets and retain assets already under management.[89] This strategy led to the introduction of two new major fund categories: international funds and specialty funds.[90]

In 1979, bond fund classes accounted for 38% of classes and 33% of assets, while equity fund classes accounted for 62% of classes and 67% of assets (see Tables 7 and 8). By 1992, bond classes had overtaken stock classes to become the largest fund category and international classes (10% of classes; 6% of assets) and specialty classes (6% of classes; 3% of assets) had become a significant part of the fund landscape.

Table 7
Number of Classes

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	196	321	-	-
1992	1,277	805	255	146
1995	3,559	1,891	931	301
1996	3,579	2,029	1,044	313
1997	3,389	2,141	1,118	343
1998	3,823	2,743	1,406	451
1999	3,956	3,011	1,460	474

Table 8
Total Assets
($ Millions)

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	$17,037	$34,618	-	-
1992	$522,049	$363,861	$65,083	$31,610
1995	$732,472	$999,772	$273,956	$68,200
1996	$776,106	$1,196,436	$317,676	$80,042
1997	$856,279	$1,664,553	$374,760	$105,907
1998	$990,132	$2,056,137	$391,574	$121,053
1999	$944,435	$2,705,494	$564,215	$242,470

Seven years later, a bull market in equities enabled stock fund classes to become the largest category in terms of assets although bond fund classes still accounted for the largest number of classes. In 1999, stock fund classes accounted for 61% of assets compared to 21% for bond fund classes. Bond fund classes accounted for 44% of classes in 1999 and stock fund classes accounted for 34%. International fund classes grew steadily during the study period until they accounted for 16% of classes and 13% of assets, while the number of specialty fund classes stayed level at 5%, but their assets grew to 5% of total assets.

It is generally believed that equity funds are more expensive to manage than bond funds and that international and specialty funds are more expensive to manage than equity funds.[21] Equity funds are thought to be more expensive to manage because of the increased research costs associated with picking stocks. Similarly, international funds are thought to incur additional costs over and above domestic equity funds because of the increased difficulty of researching international companies. Some of the increased cost results from the need to review and understand foreign accounting statements and to obtain company information not required to be disclosed under foreign securities laws. Custody costs generally are higher, as well.

The results shown in Table 9 are consistent with the opinions described above. Table 9 indicates that bond fund classes have lower expense ratios than equity fund classes, and that international and specialty fund classes have higher expense ratios than bond and equity fund classes. This fact, coupled with the increase in assets of equity, international, and specialty fund classes, helps explain some of the increase in mutual fund expenses.

Table 9
Weighted Average Expense Ratio
By Type of Fund

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	0.70%	0.74%	-	-
1992	0.82%	0.95%	1.36%	1.31%
1995	0.84%	0.98%	1.31%	1.37%
1996	0.84%	0.96%	1.31%	1.34%
1997	0.83%	0.91%	1.24%	1.35%
1998	0.80%	0.88%	1.18%	1.30%
1999	0.80%	0.90%	1.18%	1.36%

6. Expense Ratio Trends by Class Age

Another common explanation for rising expense ratios is that large numbers of new funds have pushed up the averages. Commentators say that new funds often have higher expense ratios because they have not yet reached the critical size needed to pass on economies to their shareholders.[92]

Table 10 tends to confirm the notion that new fund classes have higher expense ratios. The average expense ratio (weighted by asset size) of classes that have been in existence 5 years or less is 1.23%, compared to 1.10% for classes in existence between 6-10 years, and 0.80% for classes in existence for more than 10 years.[93]

Table 10
Years in Existence

Years in Existence	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-5	3,873	589,846	1.23%
6-10	3,433	1,241,081	1.10%
Greater than 10	1,595	2,625,692	0.80%

7. Expense Ratio Trends by Class Size

The previous table indicates that expense ratios seem to be inversely correlated with age. That is, as classes get older they have lower expense ratios. Some industry commentators have suggested that the recent creation of newer smaller classes tends to increase the weighted expense ratio. Table 11 attempts to determine the relationship between class asset-size and expense ratios.

Table 11
Class Size

Assets ($ Millions)	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-10	2,031	7,644	1.61%
11-50	2,326	60,404	1.42%
51-200	2,186	230,775	1.25%
201-1,000	1,586	706,922	1.14%
Greater than 1,000	772	3,450,868	0.87%

Table 11 divides all classes in 1999 into five groupings by asset size. As can be seen in the table, classes in the largest size category -- assets greater than $1 billion -- hold more than two-thirds of all fund assets. The data show that there is, in fact, an inverse relationship between size category and expense -- as the size category increases, expense ratios fall.

D. A Model for Estimating a Fund's Expense Ratio

1. Introduction

In Section C we found that the level of a class's expense ratio seems to depend on the following factors: asset size, age, investment category, and method of distribution. Because these factors appear to be important in explaining the magnitude of expense ratios at the class level, we sought to obtain more precise information about their impact.

To achieve this end, we built an econometric model of the relationship between the expense ratios of mutual fund classes and the factors described in Section C, as well as a few others. Our model hypothesizes that expense ratios of mutual fund classes can be explained by the following 11 factors: (1) fund asset size; (2) fund family asset size; (3) number of funds in its fund family; (4) portfolio turnover; (5) number of portfolio holdings; (6) fund age; (7) investment category; (8) method by which it finances distribution; (9) whether or not it is an index fund; (10); whether or not it is an institutional fund or class; and (11) whether it is part of a multi-class fund. [94] We used the model to analyze expense data for the 8,901 classes in our database in 1999.

2. Results of Econometric Model of Expense Ratios

We used our econometric model (see Appendix One, Regression Table) to analyze the expense ratio and operating expense ratio of classes in our database in 1999.[95] As indicated previously, a fund's *expense ratio* is defined as its total expenses, including rule 12b-1 fees, divided by its average net assets. A fund's *operating expense ratio* is defined as its total expenses minus rule 12b-1 fees divided by its average net assets. In our analysis of total expenses (column 1) we observe that the maximum 12b-1 factor tends to explain the variance in total expenses due to actual 12b-1 fees and that the other factors explain only that part of the variance in total expenses that is due to differences in operating expenses. So the coefficients for the independent variables (except for the maximum 12b-1 fee) represent the influence of these variables on the operating expense ratio, not the total expense ratio.

We found that the following factors are important in explaining variations among fund operating expense ratios.[96] Or, to put it another way, we found statistically significant relationships [97] between the operating expense ratios of funds [98] and the following factors. [99]

- *Fund Assets*: As fund assets increase, a class's operating expense ratio decreases.

- *Fund Family Assets:* As fund family assets increase, a class's operating expense ratio decreases.

- *Number of Funds in a Fund Family:* As the number of funds in a fund family increases, a class's operating expense ratio decreases.

- *Fund Category:* Equity funds have higher operating expense ratios than bond funds; specialty funds have higher operating expense ratios than equity funds; international funds have higher operating expense ratios

than comparable domestic funds.

- *Index Funds:* Index funds have lower operating expense ratios than other funds.

- *Institutional Funds:* Institutional funds and classes have lower operating expense ratios than other funds and classes.

- *Load:* Funds or classes with front-end loads have lower operating expense ratios than no-load funds and classes.

- *12b-1 Fees:* Classes that are authorized to have 12b-1 fees have expense ratios that are higher than other classes by an amount equal to about 93% of the maximum authorized 12b-1 fee.

- *Portfolio Turnover:* As portfolio turnover increases, a fund's operating expense ratio increases.

- *Portfolio Holdings:* As the number of portfolio holdings increases, a fund's operating expense ratio increases.

- *Multi-Class Funds:* Multi-class funds have higher operating expenses than single class funds.

- *Fund Age:* Older funds have higher operating expenses than younger funds.

The remainder of this section discusses the above results in more detail, using examples based on the data for 1999.

a. Fund Size

Other things held equal, a fund with assets of $10 million had an operating expense ratio that was 22 basis points lower than a similar fund with assets of $1 million. (Table 12). A fund with assets of $1 billion had an operating expense ratio that was 66 basis points lower than a similar fund with assets of $1 million.[100]

Table 12
Relationship Between Fund Size and Operating Expense Ratio

Increase in Fund Asset Size	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-22
from $1 million to $1 billion	-66

b. Fund Family Asset-Size

In 1999, other things held equal, a fund's operating expense ratio fell 68 basis points if the total assets of its fund family rose from $1 million to $10 million (Table 13). A fund's operating expense ratio fell 75 basis points if fund family assets rose from $1 million to $10 billion.[101]

Table 13
Relationship Between Fund Family Asset Size and Operating Expense Ratio

Increase in Fund Family
Asset Size:

Change in Operating Expense Ratio
(basis points)

Increase in Fund Family Asset Size:	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-.68
from $1 million to $10 billion	-.75

c. Investment Category

A very important factor in predicting a fund's operating expense ratio is its investment category. In 1999, bond funds were the lowest cost investment category. Other things held equal, in 1999 an equity fund had an operating expense ratio that was 44 basis points higher than a bond fund; a hybrid fund had an operating expense ratio that was 22 basis points higher than a bond fund; and a specialty fund had an expense ratio that was 62 basis points higher than a bond fund. These results are applicable to funds that invest primarily in securities issued by United States issuers. With respect to funds that invest primarily in securities issued by non-United States issuers, an international equity fund had an expense ratio that was 82 basis points higher than a domestic bond fund and an international bond fund had an expense ratio that was 31 basis points higher than a domestic bond fund.

d. Index, Institutional, and Multi-Class Funds

In 1999, other things held equal, the operating expense ratio of an index fund was 45 basis points lower than an equivalent fund that was not an index fund. The operating expense ratio of an institutional fund or class was 22 basis points lower than an equivalent fund or class that was not limited to institutional investors. Finally, a multi-class fund had an operating expense ratio that was 14 basis points higher than an equivalent single-class fund.

e. Number of Funds in a Fund Family

In 1999, other things held equal, a fund with ten funds in its family had an operating expense ratio that was 14 basis points lower than a fund with only 1 fund in its fund family (Table 14). A fund with 100 funds in its family had an operating expense ratio that was 28 basis points lower than a fund with 1 fund in its fund family.

Table 14
Relationship Between Fund Family Number and Operating Expense Ratio

Increase in Fund Family Number	Change in Operating Expense Ratio (basis points)
from 1 fund to 10 funds	-.14
from 1 fund to 100 funds	-.28

f. Portfolio Turnover Rate

Portfolio turnover rate measures the average length of time that a security remains in a fund's portfolio. A fund that has a 100% portfolio turnover rate holds its securities for one year, on average. A fund with a portfolio turnover rate of 200% turns over its portfolio twice a year. In 1999, other things held equal, a fund with a portfolio turnover rate of 100% had an operating expense ratio that was 30 basis points higher than a similar fund with a portfolio turnover ratio of 1%. A fund with a portfolio turnover ratio of 200% had an expense ratio that was 4 basis points higher than a similar fund with a portfolio turnover ratio of 100%.

g. Number of Portfolio Holdings

Other things held equal, a fund that held 100 securities in its investment portfolio had an operating expense ratio that was 8 basis points higher than a similar fund that held 10 securities in its portfolio. A fund with 1,000 portfolio securities had an operating expense ratio that was 16 basis points higher than a fund with 10 portfolio securities.

h. Fund Age

Other things held equal, the operating expense ratio of a 10 year-old fund was 11 basis points higher than that of a 1 year-old fund in 1999; and the operating expense ratio of a 20-year-old fund was 4 basis points higher than that of a 10-year-old fund. Although the results indicate a positive relationship between age and expenses, the results appear to be driven at least in part by four older funds that have higher expenses than their peers. When the four funds are removed from the database, the positive relationship between a fund's age and operating expense ratio became considerably weaker.

i. Payment for Distribution Expenses: 12b-1 fee

The coefficient for the variable representing the maximum allowable 12b-1 fee is 0.93. This coefficient is statistically different from both 0 and 1.0. This indicates that, everything else equal, funds with 12b-1 fees had total expenses that were higher than those of other funds, but by an amount that was slightly less than the maximum 12b-1 fee.[102] This may have occurred because funds do not always charge a 12b-1 fee, even if such a fee is approved, or charge less than the maximum fee. In addition, some funds with 12b-1 fees may use these fees to pay for expenses that other funds may consider part of operating expenses. In these latter cases, the imposition of a 12b-1 fee might reduce operating expenses slightly.

j. Payment for Distribution Expenses: Sales Load

In 1999, other things held equal, the operating expense ratio of a fund with a front-end sales load was 6 basis points lower than the operating expense ratio of an equivalent fund.

***

The results from our model confirm that the factors identified in Section C are important in explaining a fund's operating expense ratio. We next turn our attention to mutual fund management expenses and focus on the relationship between a fund's portfolio asset size and its management expense ratio.

E. A Model for Estimating a Fund's Management Expense Ratio

1. Introduction

Evidence developed above indicates that as mutual funds' assets grow larger, their *operating expense ratios* decline. In order to determine whether a similar pattern exists with respect to mutual fund *management expenses*,[103] we hand-collected management expense data for the largest 1,000 classes in existence in 1999 and used a similar econometric model to analyze the data.[104] The model is the same as previously described with one exception. This time, the dependent variable is the fund's management expense ratio. We are interested in a fund's management expense ratio because it includes the cost of providing the fund with portfolio management services -- *e.g.*, conducting research, maintaining a trading desk, managing the investment portfolio in accordance with stated investment objectives and policies. Most observers believe that portfolio management is the fund cost with the greatest economies.[105] Although we cannot analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable), we can do the next best thing. We can analyze portfolio management costs indirectly by using the management fee charged to a fund by its adviser as a proxy for the adviser's cost of providing portfolio management services. Unfortunately, the proxy is far from perfect because management fees often pay for other services as well.[106]

One piece of evidence for the existence of economies in portfolio management is that many mutual fund management contracts contain fee breakpoints. Fee breakpoints are an arrangement under which the management fee rate on incremental assets is reduced as total fund assets surpass specified dollar levels.[107]

Breakpoints were first introduced during the 1960s after shareholders of investment companies sued over the fairness of advisers' fees.[108] Although the management fee was not found to be "legally excessive" in any of the cases that came to trial, many other cases were settled before trial and the adoption of management fee breakpoints was often a condition of those settlements.[109]

In our analysis we are interested in seeing whether fund management expense ratios decline as fund assets increase and breakpoints in management contracts are triggered.

2. Results of Regression Model of Management Expense Ratios

Our analysis produced interesting results. The management expense ratio of the 1,000 largest funds in 1999 did not show a statistically significant decline as *fund* assets grow, but rather, showed a statistically significant decline as *fund family* assets grew (see Appendix One). Other things held equal, a fund's management expense ratio fell 11 basis points in 1999 as fund family assets rose from $1 million to $10 million. A fund's management expense ratio fell 42 basis points as fund family assets rose from $1 million to $10 billion.[110]

Table 15
Relationship Between Fund Family Asset Size and Management Expense Ratio

Increase in Fund Family Asset Size:	Change in Mgmt. Exp. Ratio (basis points)
from $1 million to $10 million	-11
from $1 million to $10 billion	-42

These results seem to indicate that, among large funds, economies in management expenses are present at the fund family level rather than at the fund level.[111]

F. Evidence of Breakpoints in Management Fees

In order to obtain additional information about the extent to which economies are present in management fees, we examined the management contracts of the 100 largest mutual funds in 1997, 1998, and 1999 for evidence of management fee breakpoints.[112] Because management contracts are generally based on the total assets in a fund portfolio, we added together all the classes of multi-class funds to select the 100 largest funds.

An analysis of the management contracts of these funds produced some interesting results. Our analysis shows that not all management contracts incorporate fee breakpoints as fund assets increase. Instead, we observe contracts with five types of arrangements: 1) fee breakpoints based on fund assets (fund breakpoints); 2) fee breakpoints based on portfolio assets plus a performance fee (fund breakpoints-plus); 3) fee breakpoints based on fund family assets (fund family breakpoints); 4) a single, all-inclusive fee (single fee); and 5) at-cost arrangements. In addition, we observe that for funds with fund breakpoint or fund breakpoint-plus contracts, a substantial proportion of their assets are not subject to any further breakpoint reductions (Table 16). The remainder of this section discusses the different types of management contracts.

Fund breakpoint contracts have management fees that decline at selected asset intervals based on the asset size of the fund. Forty-seven funds in our analysis, with assets of $855.2 billion, have fund breakpoint contracts. The median number of breakpoints for the 47 funds is six. For these funds, the median asset-size level at which the first breakpoint takes effect is $500 million and the median asset-size at which the last breakpoint takes effect is $10 billion. The median management fee at the first breakpoint is 65 basis points and the median management fee at the last breakpoint is 41 basis points. Thirty-four funds have assets that exceed their last breakpoint. For

these 34 funds, the combined assets that are not subject to any further breakpoints total $318 billion.

Table 16
Management Fee Breakpoints
1999

Type of Fee	Number of Funds	Total Assets (in Billions)	Funds with Assets Above Last Breakpoint	Total Assets Above Last Breakpoint (in Billions)
Fund Breakpoints	47	855.2	34	318.2
Fund Family Breakpoints	21	506.3	0	0
Fund Breakpoints - Plus	8	113.9	5	41.1
Single Fee	19	376.0	Na	na
At-Cost	5	204.7	Na	na

Fund family breakpoint contracts include breakpoints based on the asset size at the fund family level together with a single rate fee or a performance fee at the fund level. Twenty-one funds in our analysis, with assets of $506.3 billion, have a fund family fee. The median number of breakpoints at the fund family level is 37, with the first breakpoint at $3 billion in fund family assets and the last breakpoint at $1.2 trillion of fund family assets. The median fee rate for the first breakpoint is at 52 basis points and the median fee rate for the last breakpoint is 22 basis points. No funds have assets that exceed the last breakpoint.

Mutual funds that have fund breakpoints-plus contracts have an asset-based fee with breakpoints at the fund level and a separate fee that varies with the fund's investment performance. Eight funds in our analysis, with assets of $113.9 billion, have fund breakpoint-plus contracts. The median number of breakpoints is 4, with the first breakpoint at a fund asset-size of $150 million and the last breakpoint at a fund asset-size of $10 billion. For the median fund in this category, the first breakpoint is at fee rate of 27.5 basis points and the last breakpoint is at a fee rate of 11.3 basis points. Five funds have a combined $41.1 billion of assets that exceed the asset level of the last breakpoint.

Single fee contracts do not employ breakpoints. Nineteen funds in our analysis, with assets of $376 billion, have single fee management contracts. The median fee rate for single fee management contracts is 65 basis points, with a high of 100 basis points and a low of 24 basis points.

Five funds in our analysis have "at-cost" arrangements. For these funds, the management fee is not a function of asset size of the fund, asset size of the fund family, or the fund's investment performance. These funds have combined assets of $204.7 billion.

G. Expenses of the Largest Mutual Funds in the Retirement Market

Americans entrust a significant portion of their retirement savings to mutual funds. As of December 31, 1999, mutual funds held $2.4 trillion (19%) of the

$12.7 trillion in US retirement assets.[113] Retirement assets represent more than one-third of total fund assets.

Retirement assets invested in mutual funds come primarily from 401(k) plans and other defined contribution arrangements, individual retirement accounts (IRAs), and variable annuities outside of retirement accounts. Over 40 percent of defined contribution plan and IRA assets are invested in mutual funds.

Because concern has been expressed about the level of 401(k) plan expenses, we sought to gain some insight into the level of expenses charged to 401(k) plans that invest their assets in mutual funds.[114] Toward that end, we selected a sample of 50 funds with the most 401(k) assets (retirement-oriented funds) and compared their expenses to those of all funds. The retirement-oriented funds manage $340 billion in 401(k) assets and $993 billion of assets from all sources. For almost all funds in the sample, 401(k) assets represent a large portion of total assets. The average retirement-oriented fund derives 34% of assets from 401(k) plans, with the high being 95%, and the low 11%. Twelve retirement-oriented funds derive more than half of their assets from 401(k) plans.

Retirement-oriented funds do not have higher expenses than the average fund. In fact, the *equally-weighted average* expense ratio for retirement-oriented funds (96 basis points or 0.96%) is 28% below the average expense ratio for all mutual funds (1.35%). The *asset-weighted average* expense ratio for retirement-oriented funds is 24% below the average expense ratio for all funds (69 basis points compared to 91 basis points). It is likely that the primary reason why retirement-oriented funds have lower expense ratios is their size. The average retirement-oriented fund has $19.9 billion in assets, compared to $423 million for all funds.

H. Summary of Results

Our goals in conducting this study were to provide summary data about the current level of mutual fund fees, describe how fee levels have changed over time, and identify some of the major factors that influence the current amount of fees charged. Some of the more significant findings are summarized below.

- Mutual fund expense ratios have declined in three of the last four years after increasing significantly since the late 1970s. The asset-weighted average expense ratio for all stock funds and bond funds fell to 0.94% in 1999 from 0.99% in 1995. Asset-weighted average expenses, however, are 21 basis points higher than they were during the late 1970s (Table 2).

- Mutual fund expenses vary with the following factors:

- *A fund's asset size:* As fund assets increase, the operating expense ratio declines.

- *A fund's investment category:* Specialty funds have higher operating expense ratios than equity funds, which, in turn, have higher operating expense ratios than bond funds. International funds have higher operating expense ratios than comparable domestic funds.

- *Whether a fund is an index fund or an institutional fund:* Index funds and funds that are available only to institutional investors generally have lower operating expense ratios than other types of funds.

- *Asset size of the fund group:* On average, members of the smallest fund families have higher operating expenses than other funds.

- *Amount of portfolio turnover:* Funds with higher portfolio turnover tend to have higher operating expense ratios.

- Funds that are part of large fund families (in terms of asset-size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.

- The management fee schedules of most large funds have some type of fee breakpoint arrangement. Most funds with management fee breakpoints have assets above the last breakpoint.

- The average expense ratio (weighted by fund asset size) of the 50 funds with the most 401(k) assets is 22 basis points lower than the average expense ratio of all funds.

IV. CONCLUSION AND RECOMMENDATIONS

The current regulatory framework for mutual fund fees relies on a combination of disclosure, investor education, and procedural safeguards. To further improve the effectiveness of the current framework, we have the following recommendations.

A. Disclosure and Investor Education

1. Dollar Amount of Fund Fees

In its June 2000 report on mutual fund fees, the General Accounting Office recommended that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid. The GAO report surmises that adding personalized expense information to fund account statements may prompt fund shareholders to pay more attention to fees and to compare their fund's fees and services with those of similar funds, thus encouraging more fee-based competition among funds. The report acknowledges that requiring funds and/or broker-dealers to provide this information would impose additional costs on the industry because funds would have to change their account management systems to collect and calculate information that is not currently maintained. The GAO also recommends that the Commission consider alternatives that may provide similar information at lower cost, and identifies two such alternatives.

The GAO report identifies two alternatives that may merit further study. One alternative would be to multiply the fund's per share asset value by the fund's expense ratio, multiply the result by the average number of shares an investor owned during the period, and show the result in the investor's

account statement. This alternative would provide each shareholder with an approximation of the dollar amount of fund expenses that he or she indirectly paid. A second alternative would be to provide information about the dollar amount of fees that were paid during the period for preset investment amounts, such as $1,000. Investors could use the results to estimate the amount they paid on their own accounts. The report notes that the Commission would need to weigh the costs of each approach against the benefits of the additional information to investors.

As the Commission considers how to best disclose to investors the fees and expenses that they incur with investment in a fund, including whether it would be appropriate for fund account statements to include personalized information about expenses or other fund-related data, it will need to consider the advantages and disadvantages of each alternative. For example, providing fund shareholders with personalized information, expressed as a dollar amount, about the fees and expenses that they paid indirectly during the year might increase shareholder awareness of fund fees and expenses. On the other hand, fees and expenses would need to be presented on a standardized basis - *i.e.*, as a percentage of fund assets, for a defined time period, calculated in a manner that is uniform for all funds. Finally, as indicated in the GAO report, the compliance cost associated with a new personalized expense disclosure requirement, which ultimately would be borne by fund shareholders, may be considerable. Computer programs that perform shareholder accounting functions would have to be revised and other costs would be incurred. Administrative difficulties would present an additional obstacle. Shareholder accounting often is performed not by the fund, but by a broker-dealer who, in many cases, has no affiliation with the fund. Moreover, many investors hold their shares in omnibus accounts with broker-dealers. These broker-dealers do not have the information that would be needed to calculate the dollar amount of fees attributable to individual fund shareholders and would have to develop interfaces with the record owners of these accounts.

We believe that an approach that is based on the second alternative suggested by the GAO is likely to have the most favorable trade-off between costs and benefits. That alternative would provide information about the dollar amount of fees paid for preset investment amounts. Specifically, we recommend that information about the dollar amount of fees and expenses be presented in a fund's shareholder reports, so that investors can evaluate the information alongside other key information about the fund's operating results, including management's discussion of the fund's performance. In effect, shareholders would be able to evaluate the costs they pay against the services they receive. We also recommend that some or all of the information about the dollar amount of fees should be calculated in a manner that makes it easy for investors to compare the fees charged by their fund with the fees charged by other funds. Although our recommendation could be implemented in a variety of ways, we believe that the general approach embodied in our recommendation will encourage investors to incorporate information about the dollar amount of fund fees into their decision-making process.

Our approach would be to require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period. The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment

amount (e.g., $10,000) that earned a standardized return (e.g., 5%). This approach would provide additional information about fund fees, provide it in terms of dollar amounts, and provide it in a standardized manner that would facilitate comparison among funds. (The only variable in this calculation would be the level of expenses).[115]

Disclosure about fees and investor education about fees go hand-in-hand. As the primary information source for most fund investors, the mutual fund industry - funds, brokers, and other financial professionals - must play a major role in increasing investor awareness and understanding of fund fees. The fund industry should expand its efforts to educate investors about SEC-mandated disclosures and other information they can use to identify the fees that they pay, compare funds to each other and to other investment alternatives with respect to the level of fees, and consider the effect that fees will have in reducing the amount of wealth they may be accumulated as a result of an investment.[116] The Commission has an important role to play, as well, and should continue its ongoing program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As the fee information described above (or other similar information required by the Commission) begins to appear in fund disclosure documents, the Commission should develop educational materials that help investors understand how they can use the new information. Also, as mutual fund fee structures become more complex, the Commission may be able to help investors make better-informed decisions. For example, although multiple share classes offer investors additional choices, investors may be confused by the various fund classes and find it difficult to determine which class represents the best value for their particular circumstances. Because the selection of the appropriate class of shares to invest in can be a complicated decision that generally depends on the unique circumstances of an investor, further investor education concerning these issues would be beneficial.

2. After-Tax Return

We recommend that the Commission adopt proposed amendments to our rules and to Form N-1A, the registration form for mutual funds, that would require disclosure of standardized mutual fund after-tax returns. Although fund expenses play a key role in determining ultimate shareholder wealth, taxes play an even larger role for many investors in mutual funds. A major accounting firm found, for example, that taxes reduced the investment performance of the median domestic stock fund by 2.6% per year.[117] For comparison, we find in our fee study that the median expense ratio for all stock funds in 1999 was 1.3% per year and the weighted average expense ratio (See Section III, Table 9) was 0.90% per year. Due to the significant impact that taxes have on investors, we believe that investors would benefit greatly by receiving better disclosure concerning the effect of tax expense on returns.

B. Fund Governance

1. Role of Independent Directors

We believe that the current regulatory framework would be enhanced by independent directors who more actively monitor fund fees and expenses.

In its October 1999 proposal of new rules and rule amendments, the Commission sought to strengthen the hand of independent directors in dealing with fund management and to provide fund shareholders with greater information to make their own assessment of the directors' independence. We recommend that the Commission consider these proposals as soon as practicable after the Commission staff finishes its review of comments from the public and the industry.

Of particular importance is the proposal that would, in effect, require that independent directors (directors not associated with the fund's management) comprise at least a majority of the members of fund boards. In our view, a fund board that has at least a majority of independent directors is likely to do a better job of representing the interests of fund shareholders than a board that has a lesser percentage of independent directors. An independent director majority would be able to elect officers of the fund, call meetings, solicit proxies, and take other actions without the consent of the adviser.[118] The ability of a board to act without the approval of the inside directors should better enable it to exert a strong and independent influence over fund management. This is particularly true when the board considers the investment advisory fee rate, a situation in which the fund's interests conflict with those of the adviser. Although most funds already have boards with an independent majority, the proposals would ensure that shareholders of all funds that rely on certain Commission exemptive rules (virtually all funds) have the benefits of a board with an independent majority.

Fund directors also can strengthen their hand by educating themselves about issues concerning mutual fund fees and expenses.[119] In particular, we recommend that fund directors focus further on the costs of providing investment management services and, in particular, on whether the funds that they oversee experience any economies of scale. In our study, we found that, for large funds, management expense ratios declined as fund family assets grew. We also found that the management expense ratios of large funds declined as individual fund assets grew, but the decline was not statistically significant. These results suggest that, in certain instances, economies of scale may be experienced primarily at the fund family level and only to a lesser extent or not at all at the fund level. Conclusions as to why economies of scale would be experienced in this way, however, cannot be drawn without knowing what the costs of supplying particular services were to the investment advisory firms.[120]

At the fund level, however, fund directors can obtain information about the cost of providing investment management services to the funds that they oversee. Fund directors can use this information to evaluate whether the funds that they oversee are experiencing any economies of scale and to assist them in ensuring that fund shareholders share in the benefits of any reduced costs. Whether increases in assets of a fund or fund family produce economies of scale is a factor that may influence fund directors' views on, among other things, the amount of fees that the fund should pay for advisory and other services and whether a rule 12b-1 plan for the fund is appropriate.

If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser

provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow. We believe that fund directors who ask pertinent questions about investment management costs can more effectively represent the interests of the shareholders they represent.

We believe that fund directors would benefit from learning about the types of information that they can review when making their decisions, including information that would enable them to determine whether their funds are experiencing any economies of scale. We believe that fund directors also would benefit from knowing about other sources of data and information that would enable them to compare the costs of investment management of the funds that they oversee with those of other funds. Fund directors who are equipped with this information can more effectively represent the interests of the fund's shareholders when setting and re-approving advisory and other fees.

Not all costs associated with investment in a mutual fund are paid for via the fund's expense ratio. The cost of effecting the fund's portfolio transactions, for example, is reflected in the amount paid when the fund buys or sells portfolio securities.[121] For many funds, the amount of portfolio transaction costs incurred during a typical year is substantial.[122] Clearly, fund directors should focus on portfolio transaction costs.[123] As they review fund transaction costs, fund directors should pay particular attention to soft dollar practices -- arrangements under which the fund's investment manager obtains, from or through a broker dealer, products or services other than execution of securities transactions. The manager obtains these services in exchange for allocating client brokerage transactions to the broker-dealer.[124]

In addition to reviewing soft dollar practices, fund directors should carefully consider directed brokerage arrangements. Under a directed brokerage arrangement, the fund asks the investment adviser to direct securities transactions to a particular broker that has agreed to provide services, pay for services provided by others, or make cash rebates to the fund. Funds typically enter into directed brokerage arrangements to offset fund expenses, such as audit, legal, and custodial fees. Although directed brokerage does not involve the conflicts posed by soft dollars, it does raise issues related to how a fund's assets are being expended and other issues, including disclosure.[125]

2. Rule 12b-1

We recommend that the Commission consider whether it would be appropriate to review the requirements of rule 12b-1 that govern how funds adopt and continue their rule 12b-1 plans. We believe that modifications may be needed to reflect changes in the manner in which funds are marketed and distributed and the experience gained from observing how rule 12b-1 has operated since it was adopted in 1980.[126] The rule essentially requires fund directors to view a fund's 12b-1 plan as a temporary measure even in situations where the fund's existing distribution arrangements would collapse if the rule 12b-1 plan were terminated. Under the rule, fund directors must adopt a 12b-1 plan for not more than one year, may terminate the plan even before the end of that year, and must consider at least annually whether the plan should be continued.[127]

In addition, many directors believe that when they consider whether to approve or continue a 12b-1 plan, they are required to evaluate the plan as if it were a temporary arrangement.[128] The adopting release for rule 12b-1 included a list of factors that fund boards might take into account when they consider whether to approve or continue a rule 12b-1 plan.[129] Many of the factors presupposed that funds would typically adopt rule 12b-1 plans for relatively short periods in order to solve a particular distribution problem or to respond to specific circumstances, such as net redemptions.[130] Although the factors are suggested and not required, some industry participants indicate that the factors are given great weight by fund boards. Some argue that the recitation of the factors impedes board oversight of rule 12b-1 plans because the temptation to rely on the factors, whether they are relevant to a particular situation or not, is too great to ignore.[131] Although the factors may have appropriately reflected industry conditions as they existed in the late 1970s, others argue that many have subsequently become obsolete because, today, many funds adopt a rule 12b-1 plan as a substitute for or supplement to sales charges or as an ongoing method of paying for marketing and distribution arrangements.[132]

The mutual fund industry utilizes a number of marketing and distribution practices that did not exist when Rule 12b-1 was adopted. For example, as described in Section III, many funds offer their shares in multiple classes -- an organizational structure that permits investors to choose whether to pay for fund distribution and marketing costs up-front (via front-end sales charge), over time from their fund investment (via 12b-1 fee), when they redeem (via deferred sales charge), or in some combination of the above.[133] Rule 12b-1 plans are integral to these arrangements - they are the means by which the brokers that sell fund shares under these arrangements are paid. Some industry observers argue that fund principal underwriters and boards of directors may have good reason to view this type of 12b-1 plan as an indefinite commitment because a multi-class distribution arrangement could not continue to exist if the associated rule 12b-1 plan were terminated or not renewed.

Other funds offer their shares primarily through fund supermarkets -- programs sponsored by financial institutions through which their customers may purchase and redeem a variety of funds, with or without paying transaction fees. (Fund supermarkets are popular because they enable investors to consolidate their holdings of funds from different fund groups in a single brokerage account and to receive a consolidated statement listing all fund holdings.)[134] Many funds that offer shares through fund supermarkets adopt rule 12b-1 plans to finance the payment of fees that are charged by the sponsors of fund supermarkets. Some may argue that because these 12b-1 plans are essential to the funds' participation in fund supermarket programs, these 12b-1 plans may be legitimately be viewed as indefinite commitments. In addition, because most funds pay fees to fund supermarkets for a mixture of distribution and non-distribution services, it can be difficult to determine when and how rule 12b-1 applies to these fees. Although the Division has provided additional guidance about what constitutes a distribution expense,[135] questions still remain about how to determine whether a particular activity is primarily intended to result in the sale of fund shares, and therefore must be covered by a rule 12b-1 plan.

A third significant change in distribution practices is that some fund

distributors are now able to finance their efforts by borrowing from banks, finance companies, or the capital markets because they can use anticipated 12b-1 revenues as collateral, or as the promised source of payment.[136] If a fund adopts a 12b-1 plan, the right of its distributor to receive future 12b-1 fees from the fund is an asset of the distributor. Some distributors borrow from banks, finance companies, or other financial intermediaries, using this asset as collateral. Other distributors issue debt securities (asset-backed securities) for which the payment of principal and interest is backed by the distributors' contractual right to receive a stream of future 12b-1 fees.[137] Although the independent directors of a fund have the legal right to terminate a fund's rule 12b-1 plan, the independent directors may be less likely to do so if the fund's future 12b-1 fees have been pledged to secure a bank loan or to pay principal and interest due on asset-backed securities.[138]

Because of these issues, the Commission should consider whether to give additional or different guidance to fund directors with respect to their review of rule 12b-1 plans, including whether the factors suggested by the 1980 adopting release[139] are still valid. The Commission also should consider whether the procedural requirements of Rule 12b-1 need to be modified to reflect changes in fund distribution practices that have developed since the rule was adopted twenty years ago or may be developed in the future.

<center>***</center>

Over the past 60 years, the Commission has sought to protect the interests of fund investors with respect to fund fees and expenses through a combination of procedural safeguards to prevent conflicts of interest from resulting in excessive fees, full disclosure to make fund fees and expenses more transparent and easier to compare, and educational efforts designed to make investors more aware of the importance of fees and better able to use the fee disclosures that are available. We continue to believe that this approach is sound and is consistent with the regulatory framework established by Congress. We believe, however, that improvements can be made. The recommendations described above would provide investors with better information about fund fees, energize fund directors to take a more active role in monitoring fees, and enhance the Commission's ongoing efforts to improve investors' financial literacy with respect to mutual funds and their costs.

V. APPENDIX ONE: REGRESSION TABLE

Sample is all classes of funds covered by Morningstar as of March 1999. Assets is Ln of fund assets. Famsize is 1/assets of fund family. Famnum is Ln of funds in the family. Turnover is Ln of class's turnover. Holdings is Ln of number of portfolio holdings. Age is Ln of fund age. Domestic equity is a indicator variable (1=domestic equity, 0=all others). Hybrid is an indicator variable (1=domestic hybrid fund, 0=all others). International bond is an indicator variable (1=international bond fund, 0=all others). International equity is an indicator variable (1=international equity fund, 0=all others). Specialty is an indicator variable (1=specialty fund, 0=all others). The omitted investment objective is domestic bond funds. Index is an indicator variable (1=index fund, 0=all others). Institutional is an indicator variable (1=institutional fund or class, 0=all others). Load is an indicator variable (1=front-end load, 0=all others). Multi-class is an indicator variable (1=multi-class, 0=single class funds). 12b-1 is the maximum 12b-1 fee

authorized.

	Total Expenses	Management Expenses
Constant	.83 (21.7)	1.02 (15.0)
Assets	-.095 (-24.0)	-.01 (-1.4)
1/Famsize	.752 (8.9)	
Ln Famsize	.	-.047 (-6.1)
Famnum	-.061 (-10.3)	.002 (0.2)
Turnover	.065 (12.1)	.04 (6.3)
Holdings	.035 (5.5)	.003 (0.5)
Age	.047 (5.9)	-.055 (-6.8)
Domestic Equity	.44 (31.6)	.175 (9.3)
Hybrid	.22 (11.4)	.064 (2.8)
International Bond	.308 (8.4)	.033 (0.4)
International Equity	.822 (48.4)	.319 (13.9)
Specialty	.621 (25.0)	.228 (7.9)
Index	-.454 (-12.1)	-.328 (-10.8)
Institutional	-.224 (-12.4)	-.096 (-5.3)
Load	-.064 (-4.5)	-.013 (-0.9)

Multi-class	.136 (8.6)	.014 (1.0)
12b-1	.928 (48.7)	
Adj R^2	.56	.47
N	8,901	1,000

VII. APPENDIX TWO: EXPENSE RATIO TRENDS BY DISTRIBUTION

CATEGORY

Note: In the body of our report, we analyzed expense ratio trends for two distribution categories -- load funds and no-load funds. In this Appendix, we subdivide the no-load fund category into two subcategories -- pure no-load and extended no-load -- and restate the data accordingly.

Table 1
Number of Classes by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	-	316	61%
1992	750	-	1,530	67%
1995	2,043	2,380	4,302	64%
1996	2,135	2,506	4,459	64%
1997	2,121	2,576	4,415	63%
1998	2,601	3,229	5,184	62%
1999	2,871	3,418	5,483	62%

Table 2
Class Assets by Distribution Category

($ Millions)

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	-	$36,204	70%
1992	$254,062	-	$628,617	71%
1995	$868,541	$916,401	$1,158,001	56%
1996	$1,021,953	$1,076,530	$1,293,730	55%
1997	$1,299,859	$1,384,483	$1,617,017	54%
1998	$1,634,974	$1,751,804	$1,807,092	51%
1999	$2,130,312	$2,259,836	$2,196,776	49%

Tables 1 and 2 show that 84% of the classes in the extended no load category are "pure" no-load classes (classes with no 12b-1 fee) and they account for 94% of the assets. In 1999, 547 (16%) of extended no-load classes charged a 12b-1 fee. These funds accounted for 6% of category assets. These figures represent a slight increase compared to 1995, when 337 (14%) of extended no-load classes had a 12b-1 fee and these funds

accounted for 5% of category assets.

Table 3
Weighted Average Expense Ratios by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes
1979	.75%	-	.72%
1992	.80%	-	1.02%
1995	.74%	.76%	1.17%
1996	.73%	.75%	1.17%
1997	.70%	.72%	1.14%
1998	.66%	.68%	1.12%
1999	.69%	.72%	1.17%

Table 3 shows the trend In average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average pure no-load class rose from 75 basis points in.1979 to 80 basis points in 1992, before declining to 74 basis points in 1995, 70 basis points in 1997, 66 basis points in 1998, before rising to 69 basis points in 1999. The Inclusion in the extended no-load category of classes with 12b-1 fees of 1-25 basis points seems to have added 3 basis points to the average expense ratio in 1999.

FOOTNOTES

[1] This Report presents the results of an analysis of fee data for all stock mutual funds and bond mutual funds that were in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999; and for which data were available. Money market funds are excluded from the analysis because they have a different cost structure. Also excluded are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, unit investment trusts, and face amount certificate companies. For an explanation of the data items used in the study, see infra Section III.B.3.

[2] The Random House College Dictionary defines a fee as "a charge or payment for services," Random House College Dictionary 484 (Revised 1st Ed. 1982), and defines an expense as any "cost or charge." Id. at 465. We use the terms interchangeably in this report.

[3] Retirement assets invested In mutual funds have increased from $300 billion in 1991 to almost $2.5 trillion in 1999. See Investment Company Institute, Mutual Fund Fact Book 50 (2000) (hereinafter "ICI Fact Book"). See also Karen Damato, Facing the Future of Funds, Wall St. J., Jan. 10, 2000, at R1 (discussing generally the increasing importance of the mutual fund industry during the 1990s).

[4] See ICI Fact Book, supra note 3, at 69.

[5] The number of funds represents the number of stock, bond and money market fund portfolios as of the end of the year. Id. at 71.

[6] See Investment Company Institute, Fundamentals: Investment Company Research in Brief, Aug. 2000 at 1 (number of fund shareholders) (hereinafter "Fundamentals"); ICI Fact Book, supra note 3, at 67 (value of fund assets); Federal Reserve Board, Financial and Business Statistics, 85 Fed. Reserve Bull. A1, A15 (May 1999) (value of commercial bank assets).

[7] See fundamentals, supra note 6, at 1.

[8] See ICI Fact Book, supra note 3, at 50-51.

[9] See, e.g., John C. Bogle, Do Mutual Funds Charge You Too Much?, Mutual Funds, Oct. 1998, at 80; Amy C. Arnott, The Rising Tide, Morningstar Mutual Funds, Oct. 11, 1996, at S1-S2.

[10] ICI Fact Book, supra note 3, at 30.

[11] The GAO report, Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition, GAO/GGD-00-126 (General Accounting Office, June 2000) (hereinafter "GAO Report"), was delivered to the Chairman of the House Subcommittee on Finance and Hazardous Materials and the Ranking Member of the House Commerce Committee in June 2000.

[12] However, Section 36(b) of the Act, 15 U.S.C. § 80a-35(b) (2000), authorizes the Commission to sue fund advisers that breach their fiduciary duty with respect to their receipt of compensation from a fund.

[13] See, e.g., Dan Moreau, SEC Watches Over Mutual Fund Industry, Investor's Bus. Daily, June 15, 1999, at B1; Carole Gould, 'Truth in Advertising' for Mutual Funds, N.Y. Times, Apr. 17, 1988, § 3, at 11; Jane Bryant Quinn, New Mutual Fund Table is Valuable Tool for Investors, St. Petersburg Times, May 12, 1988, at 19A; Bill Sing, Rules Offer Some Help on Shopping for Funds, L.A. Times, Apr. 30, 1988, § 4, at 3; Jan M. Rosen, Comparing Costs of Mutual Funds, N.Y. Times, Jul. 30, 1988, at 34.

[14] See GAO Report, supra note 11, at 97-98.

[15] These data are the type of fee information that GAO recommended that investors be given. See GAO Report, supra note 11, at 97 (second alternative).

[16] See infra p. 74.

[17] See Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 33-7809, 65 Fed. Reg. 15,500 (Mar. 15, 2000).

[18] Most notably, in 1970 Congress enacted Section 36(b) of the Investment Company Act to impose on advisers a fiduciary duty with respect to the amount of compensation that they receive; amended Section 15(c) to strengthen the ability of directors to scrutinize advisory contracts, and enacted Section 2(a) (19) to strengthen the standards for determining who may serve as an "independent" fund director. See Investment Company Act Amendments of 1970, Pub. Law No. 91-547, 84 Stat. 1413 (1970). See also

S. Rep. 91-184 (1970), *reprinted in* 1970 U.S.C.C.A.N. 4897 (legislative history of the 1970 amendments); Division of Investment Management, *Protecting Investors: A Half Century of Investment Company Regulation* 257 n.14 (May 1992) (hereinafter "Protecting Investors").

[19] The organizing entity might be an entity other than an adviser, such as a fund's administrator or its principal underwriter, which sells the fund's shares pursuant to an underwriting contract with the fund.

[20] As enacted in 1940, the Investment Company Act had few limits on mutual fund fees, including sales loads and advisory fees. The Investment Company Act included a general prohibition on unconscionable or grossly excessive sales loads (that was modified in 1970 to prohibit excessive sales loads), to be defined by a securities association. *See* Investment Company Act of 1940, Pub. L. No. 76-768, § 22(b), 54 Stat. 789, 823 (1940) (codified as amended at 15 U.S.C. § 80a-22 (2000)); Investment Company Amendments Act of 1970, Pub. L. No. 91-547, § 12, 84 Stat. 1413, 1422 (1970) (codified as amended at 15 U.S.C. § 80a-22 (2000)). For example, in *Saxe v. Brady*, 184 A.2d 602 (Del. Ch. 1962), a leading case under the original Section 36, the court noted that because fund shareholders were properly informed of all material facts, plaintiffs had the burden of proving that the fee was so out of proportion to the value of services rendered as to make it unconscionable. Moreover, because the requisite disclosures to shareholders had been made, the court held that "corporate waste" and not fairness was the appropriate standard by which fees should be judged. The court made this finding even though it noted that:

[The adviser's] profits are certainly approaching the point where they are outstripping any reasonable relationship to expenses and effort even in a legal sense. And this is so even after making due allowance for incentive and benefit presumably conferred. This is not to say that no payment is justified after a fund reaches a particular size. It is only to say that the business community might reasonably expect that at some point those representing the fund would see that the management fee was adjusted to reflect the diminution of the cost factor.

Id. at 610. *See also* William P. Rogers and James N. Benedict, *Money Market Fund Management Fees: How Much is Too Much?*, 57 N.Y.U. L. Rev. 1059, 1074-88, & nn.79-88 (generally discussing the *Saxe* case). The National Association of Securities Dealers ("NASD") has promulgated a rule prohibiting NASD members from selling mutual fund shares if the sales charges on the shares exceed specified caps. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000).

[21] *Burks v. Lasker*, 441 U.S. 471, 484 (1979).

[22] Section 10(a) of the Investment Company Act of 1940, Pub. L. No. 76-768, § 10(a), 54 Stat. 789, 806 (1940) (codified as amended at 15 U.S.C. § 80a-10 (2000)).

[23] Section 15(a) of the Investment Company Act generally makes it unlawful for any person to serve as an investment adviser to a fund except pursuant to a written contract that has been approved by a majority of the fund's outstanding voting securities and a majority of the fund's independent directors. Typically, the adviser, as the initial shareholder of the fund, initially

approves the contract. After the initial two-year contractual period, Section 15 requires that the contract be renewed annually by a majority of the fund's independent directors or its shareholders. Similarly, Section 15 requires that the fund's underwriting contract be approved annually by a majority of the fund's independent directors. *See* 15 U.S.C. § 80a-15 (2000).

[24] Section 15(c) of the Investment Company Act, 15 U.S.C. § 80a-15(c) (2000).

[25] *See* Protecting Investors, *supra* note 18, at 256-258 (discussion of board evaluation of mutual fund fees). *See infra* pp. 20-21, for a discussion of the factors that directors consider when reviewing investment advisory contracts.

[26] Rule 12b-1(b) under the Investment Company Act, 17 C.F.R. § 270.12b-1 (b) (2000). A Rule 12b-1 plan also must be approved by a majority of the outstanding voting securities of the fund. *See* 17 C.F.R. § 270.12b-1(b)(1) (2000).

[27] Rule 12b-1 addresses the potential conflicts of interest between a fund and its investment adviser that are created when a fund bears its own distribution expenses. An investment adviser that receives an asset-based advisory fee has an incentive to increase the amount of the fund's assets because the fee received would become larger as assets grow. As a result, an investment adviser often will pay for marketing expenses itself in order to increase the asset size of the fund. When a fund pays its own distribution expenses through a 12b-1 plan, both the adviser and fund shareholders may benefit from the increased size of the fund, but the adviser is spared the cost of paying for the distribution expenses itself.

[28] We note that the NASD has imposed an annual cap on asset-based sales charges of 0.75% of average annual net assets and an additional 0.25% for service fees. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000). The NASD took this action to assure that shareholders paying for distribution indirectly through Rule 12b-1 fees would pay no more than shareholders paying for distribution directly through front-end loads. *See* Form 19b-4, Notice of Proposed Rule Change by National Association of Securities Dealers, Inc. Relating to the Limitation of Asset-Based Sales Charges as Imposed by *Investment Companies*, Exchange Act Release No. 29,070, 48 S.E.C. Docket 976 (Apr. 12, 1991).

[29] In the adopting release to rule 12b-1, the Commission identified certain factors that the directors should consider, if applicable, when reviewing and approving a rule 12b-1 plan. Among other factors, the Commission stated that directors should consider the nature of the problems or circumstances which purportedly make implementation or continuation of such a plan necessary or appropriate; consider *the causes of such problems or circumstances*; and consider the way in which the plan would address these problems or circumstances and how it would be expected to resolve or alleviate them, including the nature and approximate amount of the expenditures; the relationship of such expenditures to the overall cost structure of the fund; the nature of the anticipated benefits, and the time it would take for those benefits to be achieved. *See* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73,898, 73,904 (Oct. 28, 1980). In addition, the Commission stated that directors should consider the possible benefits of the plan to other

persons compared to those expected to inure to the fund, and, in the case of a decision on whether to continue a plan, whether the plan has in fact produced the anticipated benefits for the fund and its shareholders. *Id.*

[30] Because an adviser's duty under Section 36(b) applies to all fees received by the adviser and its affiliates, a fund's board of directors should review the dollar amounts paid and the services performed under any service contract between the company and the adviser or its affiliates. *See* Protecting Investors, *supra* note 18, at 258 and nn.23-24.

[31] *See* S. Rep. No. 91-184 (1969), *reprinted in* 1970 U.S.C.C.A.N. 4897.

[32] Congress adopted Section 36(b) as part to the 1970 amendments to the Investment Company Act in response to concerns that advisory fees were not subject to usual competitive pressures because of the external management of mutual funds. The Commission had recommended amendments that, among other things, required that compensation received by affiliated persons of investment companies for services furnished to the company be reasonable and that this standard be enforceable in the courts. Rather than impose a reasonableness standard, however, Congress imposed the fiduciary duty of Section 36(b). *See* Protecting Investors, *supra* note 18, at 317-19 (discussion of legislative history of Section 36(b)).

[33] *See* Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b) (2000). *See also Krinsk v. Fund Asset Mgmt., Inc.,* 715 F. Supp. 472, 485 (S.D.N.Y. 1988), *aff'd,* 875 F.2d 404 (2d Cir. 1989).

[34] *See Krinsk,* 875 F.2d at 412; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.,* 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.,* 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.,* 742 F. Supp. 1222 (S.D.N.Y. 1990), *aff'd* 928 F.2d 590 (2nd Cir. 1991).

[35] *See Gartenberg,* 694 F.2d at 928; *Krinsk,* 875 F.2d at 409.

[36] *See Krinsk v. Fund Asset Mgmt., Inc.,* 875 F.2d 404 (2d Cir. 1989).; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.,* 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.,* 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.,* 742 F. Supp. 1222 (S.D.N.Y. 1990). Although the courts note that fees charged by other funds is not the principal factor to be considered in evaluating a fee under Section 36(b), such comparative information is significant.

[37] Section 8 of the Investment Company Act requires mutual funds to register with the Commission. 15 U.S.C. § 80a-8 (2000). If the fund is conducting a public offering of its shares, it also must file a registration statement to register the offering of those shares under the Securities Act of 1933 ("Securities Act"). Form N-1A is used by a mutual fund both to register the fund under the Investment Company Act and to register the offering and sale of shares under the Securities Act. The registration statement includes the fund's prospectus.

[38] Consolidated Disclosure of Mutual Fund Expenses, Investment Company Act Release No. 16,244, 53 Fed. Reg. 3192 (Feb. 1, 1988) (adopting

release); Investment Company Act Release No. 15,932, 52 Fed. Reg. 32018 (Aug. 18, 1987) (reproposing release); Investment Company Act Release No. 14,230, 49 Fed. Reg. 45171 (Nov. 9, 1984) (proposing release).

[39] Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23,064, 63 Fed. Reg. 13916 (Mar. 13, 1998) (hereinafter "Form N-1A Adopting Release").

[40] The fee table is Item 3 of Form N-1A.

[41] The Commission also made several improvements to the fee table itself. For example, in order to give investors clearer information about the long-term costs of an investment, the Commission modified the manner in which a fund may show the effect of expense reimbursements and fee waiver arrangements that temporarily reduce costs. See Form N-1A Adopting Release, supra note 39, at 13924-25.

[42] See SEC Chairman Arthur Levitt, Sept. 28, 1998 Testimony before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce, (visited Nov. 8, 2000) www.sec.gov/news/testmony/tsty1398.htm (concerning transparency in the United States debt markets and mutual fund fees and expenses).

[43] See also Investment Company Institute, Report of the Advisory Group on Best Practices for Fund Directors: Enhancing a Culture of Independence and Effectiveness (June 24, 1999).

[44] Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59826 (Oct. 14, 1999).

[45] Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Release No. 24,083, 64 Fed. Reg. 59877 (Oct. 14, 1999).

[46] See Mutual Fund Investing: Look at More than A Fund's Past Performance (last modified Jan. 1, 2000) http://www.sec.gov/consumer/mperf.htm.

[47] Mutual Fund Cost Calculator (last modified Sept. 6, 2000) http: www.sec.gov/mfcc/mfcc-int.htm. During the first quarter of 2000, the calculator averaged over 8,500 hits per month - making it one of the most frequented portions of the Commission's web site.

[48] Investment Options (last modified Sept. 7, 2000) http://www.sec.gov/consumer/investop.htm.

[49] Investment Company Institute, Frequently Asked Questions About Mutual Fund Fees (1998) http://www.ici.org/pdf/mf_fee_faqs.pdf.

[50] Financial Facts Tool Kit (last modified Apr. 21, 1999) www.sec.gov/consumer/tookit.htm.

[51] Invest Wisely, An Introduction to Mutual Funds, Advice from the U.S. Securities and Exchange Commission (last modified Aug. 1, 2000)

www.sec.gov/consumer/ inwsmf.htm.

[52] *Search Key Topics* (continuously updated) http://www.sec.gov/answers.shtml. *See, e.g., Mutual Fund Fees and Expenses* (last modified Oct. 19, 2000) http://www.sec.gov/answers/mffees.htm. Investors can also order a hard copy of this brochure by calling the SEC's toll-free publications line at 800-SEC-0330.

[53] Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 24,339, 65 Fed. Reg. 15500 (Mar. 15, 2000).

[54] *See* Scott Cooley, *Revisiting Fund Costs: Up or Down,* Morningstar Mutual Funds, Feb. 21, 1999, at S1-S2. The fund groups are American Funds, Fidelity, and Vanguard. For information about the relative asset-weighted ownership cost of 30 large fund groups, see the data table at http://www.morningstar.com/ news/MS/ Commentary/ 990219com.msnhtml (visited Feb. 26, 1999).

[55] *See* Lipper Inc., Lipper Directors' Analytical Data app. (1st ed. 2000) (Summary Table by Complex). The asset figures include stock, bond, and money market mutual funds and exclude underlying mutual funds of insurance company separate accounts. For stock funds, the market share of the three fund families in 1998 was 35%. *See* John Rekenthaler, *Which Way is Up? The Debate About Fund Costs* (visited Dec. 23, 1998), http://www.morningstar.com/ news/MS /IvoryTowers/ 981223Rek.msnhtml.

[56] *See* Janet Novack, *Custom-made Mutual Funds,* (visited Sept. 11, 2000) http://www.forbesbest.com/0911/072.htm

[57] *See New online brokers let you build your own mutual fund at a bargain price,* S.F. Chron. (visited Aug. 1, 2000) http://www.sfgate.com/cgi-bin/article.cgi? file=/chronicle/archive/2000/08/01BU107294.DTL. For a description of FOLIO*[fn],* one version of this type of product, *see* Financial Research Corp., *Shake and Bake Mutual Funds: Technology Enables Creation of Individualized Mutual Funds,* Mutual Fund Cafe (visited Nov. 8, 2000) http://www.mfcafe.com/pantry/bps_062600.html.

[58] In what may be a sign of things to come, the Vanguard Group recently announced that it would reduce the fees charged to fund shareholders with large account balances and long holding periods - generally speaking, a fund's preferred customer-base. Fees paid by large, long-term investors in one fund, the Vanguard Index 500, for example, would be reduced from 18 basis points to 12 basis points. One commentator speculates that this reduction is an attempt to compete with ETFs. Dan Culloton, *Vanguard Lets Big Retail Investors Become Admirals,* (visited July 26, 2000) http://www.morningstar.com/news/Wire/0,1230,2393,00.html. The fee rate charged to holders of the largest ETF, Standard & Poor's Depository Receipts Trust, Series 1 -- popularly known as Spiders -- is 12 basis points.

[59] The management expense ratio is the dollar amount of a fund's management expenses divided by its average net assets. Management expenses include payments made by the fund to its investment adviser (or to affiliates of the adviser) for investment management, administrative or other

services. See infra Section III.B.1 (What Costs are Included in a Fund's
Expense Ratio?)

60 Some funds define the term management fee narrowly, to cover only the
cost of selecting portfolio securities. These funds pay for administration,
record keeping, and other services under separate contracts with other
service providers. Other funds define the management fee broadly, to cover a
variety of administrative and other services, in addition to expenses
associated with selecting portfolio securities. A few funds have "unified" fees
under which the management fee pays for all fund expenses (the
management fee is equal to the expense ratio). Thus, if Fund A has a higher
management fee than Fund B, it may mean that Fund A pays a higher fee to
its adviser. Alternatively, it may mean that Fund A's management fee pays
for services that are provided and charged for separately by Fund B's adviser,
an affiliate of the adviser, or outside contractors.

61 Rule 12b-1 fees are most commonly used to pay for sales commissions,
printing prospectuses and sales literature, advertising, and similar expenses.
Some funds, however, adopt 12b-1 fees to cover expenses considered by
other funds to be advisory or administrative expenses for which no plan may
be required. To complicate the issue further, a fund might pay broker-dealer
firms under a 12b-1 plan for services provided to fund shareholders who are
the broker-dealer's customers while paying banks under an administrative
agreement for providing the same services to fund shareholders who are
bank customers. In addition, because it is unclear what expenses are
properly considered distribution expenses, some funds, out of an abundance
of caution, adopt "defensive" 12b-1 plans. Defensive plans exist solely to
ensure that if a court found any fund operating expense to be also a
distribution expense, the expense would be covered under a 12b-1 plan. The
result: some funds have 12b-1 plans although no assets are used for
distribution purposes. Similarly, other funds, that do use their assets to pay
for distribution, extend their 12b-1 plans to cover operating expenses as well.

62 See Protecting Investors, supra note 18, at 320-26.

63 The sales load -- representing the difference between the price per share
at which fund shares are offered to the public and the net amount per share
invested in the fund -- is retained by a fund's principal underwriter and/or the
selling broker-dealer and no part is paid to the fund. The sales load is used to
finance the broker's commissions, other sales and promotional expenses, and
the underwriter's profit (if any).

64 During the 1970s, the Commission received a number of requests to allow
fund assets to be used to pay for distribution. Reasons cited to approve these
requests included rising net redemptions, growing public resistance to high
front-end sales loads, the increased popularity of no-load funds, and the
availability of competing investment products without front-end loads.
Another rationale was that use of fund assets for distribution expenditures
would result in a net flow of cash into funds, and in turn, economies of scale
and more effective portfolio management. In 1979, after extensive
consideration, the Commission proposed rule 12b-1, stating that funds
should be permitted to bear distribution expenses if they were disclosed and
regulated. Bearing of Mutual Fund Expenses by Shareholders, Investment
Company Act Release No. 10,862, 44 Fed. Reg. 54014 (Sept. 17, 1979). The
Commission adopted rule 12b-1 in October 1980. Bearing of Distribution

Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45
Fed. Reg. 73898 (Oct. 28, 1980).

[65] Investment Company Institute, Statement of the Investment Company
Institute Regarding the Operation of Rule 12b-1 Plans, 23 (Aug. 8, 1986).

[66] See Protecting Investors, *supra* note 18, at 294.

[67] Many fund families offer their funds in a multi-class structure. One
common structure consists of a share class with a front-end load and a small
12b-1 fee, commonly referred to as "A Shares"; a share class with a CDSL
and a larger 12b-1 fee that expires after, typically, 5-8 years, commonly
known as "B Shares"; and a share class with a larger 12b-1 fee that never
expires, but no front-end load or CDSL, commonly referred to as "C shares".

[68] Order Approving Proposed Rule Change Relating to the Limitation of Asset-
Based Sales Charges as Imposed by Investment Companies, Securities
Exchange Act Release No. 30,897, 57 Fed. Reg. 30985 (July 7, 1992).

[69] A basis point is equal to 1/100 of 1%.

[70] See *infra* Section III.C.4 for a further discussion of total shareholder cost
analysis.

[71] Although we attempted to use all available data, we eliminated some funds
from the study because of missing data. For example, in 1999 the
Morningstar Principia Pro database included observations for 11,078 classes.
We excluded 2,177 classes because they were missing data for one or more
of the variables in our regression. There were 1,084 classes without values
for the expense ratio, and another 1,093 classes without values for one or
more of the independent variables. This left us with 8,901 classes for which
we have complete data.

[72] The Morningstar databases use fund classes, rather than funds as the basic
data item. The ramifications of this approach are discussed below and *infra*,
note 97.

[73] See *supra* note 67 and accompanying text.

[74] Master-feeder arrangements are another organizational structure that is
designed to offer additional choice to fund investors. Like a "regular" mutual
fund, a master fund invests in stocks, bonds, and other portfolio securities.
Unlike a regular mutual fund, the master fund distributes its shares not
directly, but through other funds (feeder funds). A feeder fund sells its shares
to the public, but invests only in shares of the master fund. Feeder funds, like
classes, may offer varying levels of service or alternative ways of paying for
distribution costs. The *Morningstar Principia Pro* database includes feeder
funds as separate observations. *Principia Pro* identified 556 feeder funds with
total assets of more than $200 billion as of March 31, 2000.

[75] Although investors purchase shares of a specific class and incur that
classes' expenses, analysis of fund expenses at the class level can sometimes
produce anomalous results. Consider the following example: Class S of Big

Fund, Inc. (Big Fund: S) is a small (in terms of asset size) share class of a very large fund. Small Fund, Inc. is identical to Big Fund: S in all respects (same asset size, investment objective, etc.) except that it is a stand-alone fund. Big Fund: S is likely to have a lower expense ratio than Small Fund, Inc. because Big Fund: S is likely to benefit from scale economies that are produced by Big Fund's other, larger classes. A mutual fund expense analysis that is performed at the class level would incorrectly identify Big Fund: S as a small fund with low expenses, when it may more appropriately be identified as a large fund with low expenses.

[76] In constructing our econometric model, we consider each class of a multi-class fund to have an asset size equal to the sum of the assets of all the classes that share a common investment portfolio. See infra, note 98 and accompanying text.

[77] All mutual funds are required to provide reports to shareholders, including expense ratios, 60 days after the end of their fiscal years. To capture data on a calendar year basis, we used Morningstar data for the end of March.

[78] Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by funds with the most assets and the most shareholders.

[79] For this analysis, multiple-class funds were evaluated at the fund level because all classes of a multiple class fund are subject to a single management contract.

[80] An equally weighted average assumes that all members of a population are equally important and gives equal weight to all data points. In populations where some members are more important than others, an average that gives more weight to the more important members (weighted average) may be more appropriate.

[81] It would appear that the weighted expense ratio increased in 1999 as a result of the growth in assets of equity, international and specialty classes relative to bond classes. Assets of equity classes increased 2.9%, international classes increased 1.7% and specialty classes increased 2.0%, while assets of bond classes declined 6.6%. Because equity, international and specialty classes generally have higher expense ratios than bond classes, any increase in the proportion of assets in these investment categories would tend to increase the weighted average for all classes. See infra, Section III.C.5.

[82] For a discussion of the extent to which lines between mutual fund distribution expense categories and marketing channels have become blurred, see Financial Research Corp., The Alphabet Soup of Share Classes: Or Whatever Happened to Simplicity, (visited Aug. 30, 2000) http://www.mfcafe.com/pantry98/bps_100598.html.

[83] We refer to classes that may call themselves no-load under current NASD rules as "extended no-load classes." The data for pure no-load classes and extended no-load classes are broken out separately in Appendix Two.

84 Sales load data reported by Morningstar are the maximum sales loads charged.

85 *See* John D. Rea and Brian K. Reid, *Trends in Ownership Cost of Equity Mutual Funds*, Investment Company Institute Perspective, Nov. 1998, at 4 ("Rea and Reid"). This study found that, for stock mutual funds, sales-weighted average shareholder costs decreased from 2.25% of new investments in 1980 to 1.49% of new investments in 1998 -- a decrease of almost 34%. Stock fund operating costs rose by 12 basis points during the period, however. Subsequent Investment Company Institute studies have yielded similar results. *See generally*, John D. Rea and Brian K. Reid, *Total Shareholder Cost of Bond and Money Market Mutual Funds*, Perspective, Mar. 1999, at 5; John D. Rea et al., *Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds*, Perspective, Dec. 1999.

86 Data about the maximum sales load that investors could pay are readily available. Data about the extent to which investors actually pay less than the maximum sales load (because they are eligible for discounts for large purchases, for purchases through retirement accounts, or for other reasons) are not available.

87 Available data about investor holding periods are limited, and anecdotal evidence is contradictory. Looking first at the overall picture, during recent years, the annual redemption rate (redemptions as a percentage of average assets) for all stock funds has been 17-18%, implying an average holding period of just under 6 years. The annual redemption rate for all bond funds has been roughly 20%, implying an average holding period of 5 years (*See* ICI Fact Book, *supra* note 3, at 69, 87). A recent article in the trade press cited 5 years as the average mutual fund holding period. Gavin Daly, *Edward Jones Starts Selling Funds in U.K.*, *Ignites.com*, (visited Dec. 13, 1999) http://www.ignites.com. Another article claimed 3 years as the average holding period for stock funds, citing a long-term study of investor behavior by Dalbar, Inc., a mutual fund research firm. *Stock Fund Investors Who Stay Put Double Returns: Dalbar*, Dow Jones News Svc., Dec. 8, 1999. Financial Research Corporation, another mutual fund research firm, concludes that, based on an analysis of figures published by the Investment Company Institute, the average holding period for mutual funds has declined from about 10 years in the early 1990s to a current holding period of two-and-a-half years. Financial Research Corp., *Is Three the Magic Number?*, Mutual Fund Café, (visited Oct. 9, 2000) http://www.mfcafe.com/blue/bps.html. Some observers believe that as access to information has increased and trading has become easier, the average holding period has declined. *See, e.g.*, Darlene DeRemer, et al., *High Turnover May be Hurting Fund Company Profits*, Mutual Fund Cafe, (last modified Nov. 1998) http://www.mfcafe.com/pantry/is_1198.html. Others argue that a minority of active traders are skewing the statistics and that a large majority of fund shareholders are buy- and-hold, long term investors. *See, e.g.*, Gavin Daly, *Fears about Short-Term Trading Called Overblown*, (visited Aug. 23, 2000) http://www.ignites.com (citing results from a study conducted by *Strategic Insight*, a mutual fund consulting firm). Of course, aggregate figures about average holding periods may conceal wide variations among different groups of investors and funds. For example, according to one recent article, the typical holding period for an investor who utilizes the Charles Schwab mutual fund supermarket is "...in the two-to-three year range." Bridget O'Brian and

Pui-Wing Tam, *More and More Dollars Flow to Hotshot Funds*, Wall St. J., June 7, 1999, at R1 (quoting Guy Mozkowski, an asset-management analyst at Salomon, Smith Barney, Inc.) In contrast, other recent articles indicate that for one large load fund family the average holding period is 12 years; and that clients of one medium-size brokerage firm hold fund shares for more than 18 years, on average. Oster, *Capital Appreciation*, Smart Money, Mar. 1999, at 130-35.

[88] Rea and Reid used holding period estimates contained in a study performed by The Wyatt Company for the NASD in 1990. The Wyatt Company selected a random sample of stock and bond fund accounts that were opened in 1974 at funds with front-end loads and determined the percentage of the original share purchases that was redeemed in each of the subsequent 15 years. *See* Rea and Reid, *supra* note 85, at 7.

[89] E. Sirri and P. Tufano, *Competition and Change in the Mutual Fund Industry*, Financial Services: Perspectives and Challenges, 190-91 (1993).

[90] International funds invest in stocks and bonds of non-U.S. companies and governments. Specialty funds (sometimes referred to as sector funds) concentrate their investments in specific industries or industry sectors.

[91] *See, e.g.*, Andrew Leckey, *Market Sag Puts a Harsher Light on Fund Fees*, Chicago Tribune, Mar. 11, 2000, *available in* 2000 WL 3644678. *Are Your Managers Overpaid?*, Los Angeles Times, at S6, Oct. 10, 1999, *available in* 1999 WL 26182762. Scott Cooley, *Revisiting Fund Costs: Up or Down?*, Morningstar Mutual Funds, Feb. 21, 1999, at S1.

[92] *See* Lipper Analytical Services, Inc., The Third White Paper: Are Mutual Fund Fees Reasonable? at 12-13 (Sept. 1997).

[93] Results of the econometric model presented in the next section differ from the results described in this section. The results of the model show that as funds get older, their expense ratios *increase*.

[94] A number of researchers have used similar mathematical models in their studies of issues related to mutual fund expenses. *See, e.g.*, Stephen P. Ferris and Don M. Chance, "The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note," 42 J. Fin.1081 (1987); Don M. Chance and Stephen P. Ferris, "Mutual Fund Distribution", 5 J.Fin. Services Res. 39 (1991); Charles Trzcinka and Robert Zweig, *An Economic Analysis of the Cost and Benefits of S.E.C. Rule 12b-1* at 22 (N.Y.U. Leonard School of Business Monograph Series in Finance and Economics No. 1990-1, 1991).

[95] The basic model is as follows:

$$E=a + b_1*Ln(Assets) + b_2*(1/Famsize) + b_3*Ln(Famnum) + b_4*Ln(Turnover) + b_5*Ln(Holdings) + b_6*Ln(Age) + b_7*Equity + b_8*Hybrid + b_9*I\ Bond + b_{10}*I\ Equity + b_{11}*Specialty + b_{12}*Index + b_{13}*Institution + b_{14}*Load + b_{15}*Class + b_{16}*12b\text{-}1 + e$$

where:

E	=class's expense ratio
Ln(Assets)	=natural log of fund's net assets in millions
1/Famsize	=reciprocal of family net assets in millions
Ln(Famnum)	=natural log of number of funds in family
Ln(Turnover)	=natural log of class's turnover
Ln(Holdings)	=natural log of number of issues in class's portfolio
Ln(Age)	=natural log of fund's age in years
Equity	=an indicator variable that equals 1 if the fund is a domestic equityfund, 0 otherwise
Hybrid	=an indicator variable that equals 1 if the fund is a domestic hybrid fund, 0 otherwise
I Bond	=an indicator variable that equals 1 if the fund is an international bond fund, 0 otherwise
I Equity	=an indicator variable that equals 1 if the fund is an international equity fund, 0 otherwise
Special	=an indicator variable that equals 1 if the fund is a specialty fund, 0 otherwise
Index	=an indicator variable that equals 1 if the fund is an index fund, 0 otherwise
Institution	=an indicator variable that equals 1 if the class is an institutional class or fund, 0 otherwise
Load	=an indicator variable that equals 1 if the class has a front-end load, 0 otherwise
Class	=an indicator variable that equals 1 if the class is part of a multi-class fund, 0 otherwise
12b-1	=maximum 12b-1 fee
e	=error.

[96] We define a factor as important if its t test statistic is greater than the critical value, approximately 1.96. At this value, we are statistically confident 95% of the time that the attribute is associated with an effect on the expense ratio. The t test statistic for each expense factor is shown in Appendix One.

[97] Our approach of using classes, rather than funds, as a data item presents two problems in our regression analysis. First, it potentially gives more weight to the results of multi-class funds than to the results of single-class funds. Second, not all observations are independent of each other. One of the fundamental assumptions of regression analysis is that the observations are independent. While each class typically has its own expense ratio, many fund expenses, including the management fee, are incurred at the portfolio level and then allocated among a fund's classes typically based on the relative net assets of each class. Other expenses, including 12b-1 fees and some administrative fees, are incurred directly at the class level. Because a fund's classes bear many expenses in common, the operating expense ratios of a

fund's classes usually are very similar and frequently are identical. In addition, most of the independent variables in the model are identical across classes in the same fund. This lack of independence among observations may cause the regression analysis to understate the standard errors and overstate the t-statistics. To determine whether our approach led to erroneous conclusions, we also regressed a proxy for operating expenses (the expense ratio less the maximum 12b-1 fee) on the independent variables exclusive of the maximum 12b-1 fee. In this second model we used only one observation for each fund. For multi-class funds we used as the expense ratio variable the asset-weighted average operating expense ratio of all classes in the fund. The institutional and load variables were the proportion of assets in classes with these characteristics. The results of this model are not qualitatively different from the results presented in this section. The coefficients of the second model are very similar to those of the basic model and all remain statistically significant.

[98] Although each fund class is represented as a separate data item, with its own expense ratio, the asset size of each class is calculated as the sum of the assets of all classes that that we could identify as sharing a common investment portfolio. In other words, asset size is calculated at the fund level. The age of a fund is considered to be the age of the fund's oldest class.

[99] Our standard errors also may be biased downward because expense ratios among the funds in a fund family are likely not independent.

[100] The reader should note that, for certain factors (fund assets, number of funds in the fund family, number of portfolio holdings, and turnover) the associated variable in our model is the natural logarithm of the factor. For a second group of factors (those associated with a fund's investment category, whether not it is an index, institutional, or multi-class fund) the factor in the model is known as an indicator variable. That is, the value of the factor in the model can be only 1 or 0.

[101] A number of funds that are part of very small fund families have, everything else equal, relatively high operating expense ratios. We did not observe a relationship between fund family assets and operating expense ratios for funds that are members of larger fund families (except, as noted in note 110, with respect to four large fund families). One way of capturing this relationship is to include as an independent variable the reciprocal of fund family assets. The t-statistic for the coefficient of the reciprocal of family assets is considerably larger than that obtained when the natural logarithm of fund family assets is used, further supporting the reciprocal as the better measure of the relationship.

[102] If the coefficient were equal to 1.0, then everything else held constant, funds with 12b-1 fees would have expenses that are higher than the expenses of other funds by an amount that equaled the maximum 12b-1 fee.

[103] Management expenses consist of fees paid for investment advice and other services provided under a fund's management contract. Not all funds account for management expenses in the same way, however. Some funds define the management fee narrowly, to cover only the cost of selecting portfolio securities, while other funds define it more broadly, to cover a variety of administrative and other services. See supra Section III.B.1 (What Costs are included in a Fund's Expense Ratio?).

[104] The 1,000 classes included in the regression analysis represent approximately 82% of fund assets in 1999. The smallest class in the sample had assets of $704 million in 1999. Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by the funds with the most assets and the most shareholders.

[105] See, e.g., Protecting Investors, supra note 18, at 256 n.12 ("Advisory fees typically are calculated as a percentage of assets under management, although the cost of providing investment advisory services -- consisting largely of salaries and overhead -- is relatively fixed (i.e., a portfolio manager can manage $500 million nearly as easily as $100 million.) An advisory fee that does not scale down as company assets increase consequently may yield enormous profits to the adviser, to the detriment of shareholders.").

[106] See supra note 60 and accompanying text.

[107] Although breakpoints are not legally required to be included in the advisory contract, "the fee structures of many funds have been specifically designed to pass along economies of scale by means of breakpoints." Statement of Matthew P. Fink, President, Investment Company Institute, before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce, Sept. 29, 1998, at 21-22, available in 1998 WL 18088868.

[108] See 2 Tamar Frankel, The Regulation of Money Managers 260 (1978).

[109] See id.

[110] Although the magnitude of change in a fund's management expense ratio that is associated with changes in fund family asset size appears to be large, this result may be attributable to four large fund families. When we reran the regression model with the four fund families omitted, we found no statistically significant relationship between a fund's management expense ratio and the asset size of its fund family.

[111] Other fund attributes found to be important in explaining a fund's management expense ratio in 1999 were investment category, portfolio turnover, fund age, and whether or not a fund is an index fund or an institutional fund. Equity funds had higher management expense ratios than bond funds, and international and specialty funds had higher management expense ratios than equity funds. Funds with more portfolio turnover had higher management expense ratios. Older funds had lower management expense ratios than newer funds.

[112] The 100 largest fund portfolios had combined assets of $1.4 trillion; in 1997, $1.6 trillion in 1998, and $2.0 trillion in 1999. The assets of these funds represented 47% of all stock and bond fund assets in 1997 and 45% of total assets in 1998, and 1999. We observed that during the three-year period some funds adjusted their breakpoints to account for more assets, and that in 1999 the funds in one large fund complex eliminated their fee breakpoint arrangements.

113 Investment Company Institute, *Mutual Funds and the Retirement Market,* Fundamentals: Investment Company Research in Brief, May 2000, at 1-2.

114 We recognize that not all expenses associated with 401(k) plans are included in mutual fund expense ratios.

115 Another option would be to mandate that mutual funds include in their prospectuses or shareholder reports a new standardized "ending-value" table. The ending value table would utilize historical information about a fund's expenses to illustrate how seemingly small changes in expenses can have a large impact on the amount of money accumulated for a long-term goal. For example, if a retirement saver invested $5,000 per year starting at age 25, earned an average annual rate of return of 9% over 40 years, and incurred no expenses, his or her ending value would be $1,841,459. If the same investment were subject to annual expenses of 50 basis points, his or her ending value would be reduced by more than $257,000, or 14%.

The ending value table would compare the ending value after ten or twenty years of an investment (*e.g.*, $10,000) that incurred the fund's historical expense ratio, to the ending value of an investment that incurred an expense ratio of zero, 1%, or any other number mandated by Commission rule. The expense numbers would be applied to a standardized return such as 5% (the return used in the fee table example) or a number between 9-12% that would reflect the historical return on equities over the last 20-80 years. The table would enable investors to readily compare funds with respect to the long-term impact of fund expenses on the ending value of an account.

For more information about the long-term effect of expenses on the ending value of an investment account *see* Mamta Murthi, J. Michael Orzag, and Peter R. Orzag, *The Charge Ratio on Individual Accounts: Lessons from the U.K. Experience,* (Birkbeck College, University of London, Discussion Papers in Economics, Mar. 1999).

116 The Investment Company Institute produces a series of educational brochures, in English and Spanish, to help individuals make well-informed investment decisions. These include "Frequently Asked Questions About Mutual Fund Fees." In reference to efforts of the ICI to educate investors, Chairman Levitt recently stated, "[T]here is no better way to bring opportunity to more people than to educate them on the fundamentals of sound investing. By providing the guidance and resources for these programs, the ICI moves more Americans closer to realizing their long-term financial goals." SEC Chairman Arthur Levitt, *Address on the 60th Anniversary of the Investment Company Act and the Investment Company Institute, Oct. 5, 2000* (last visited Dec. 15, 2000) http://www.sec.gov/news/speeches/spch403.htm.

117 KPMG Peat Marwick, LLP, An Educational Analysis of Tax-Managed Mutual Funds and the Taxable Investor 14 (1999). The KPMG study analyzed the performance of 496 domestic stock funds for the ten years ended December 31, 1997. The average annual total return for the median fund in this group was 16.1% before taxes and 13.5% after taxes. (The median fund is the fund at the midpoint of the frequency distribution. An equal number of funds have a higher or lower return than the median fund.) Annual performance given up to taxes ranged from a low of zero to a high of 5.6%, with a median of 2.6%.

[118] *See* Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59,826 (Nov. 3, 1999).

[119] Information may be available from a variety of legal, accounting, and academic organizations. The Directors Program Committee of the Investment Company Institute sponsors a number of educational and information programs for fund directors. We also believe that the recently formed Mutual Fund Directors Education Council (described in Section II.B.2.) will serve as a useful source of information for fund directors. As part of the Council's plan to develop programs to promote a culture of independence and accountability in the boardroom, we recommend that the Council focus on the directors' role in negotiating fees and expenses.

[120] Any study of the costs of investment management would require fact-finding and analysis similar to that previously conducted by the Wharton School of Finance and Commerce ("Wharton School"). The Commission retained the Securities Research Unit of the Wharton School of Finance and Commerce of the University of Pennsylvania to make a fact-finding survey and report on certain aspects and practices of registered investment companies. *See* Investment Company Act Release No. 2,729, 1958 WL 5755 *1 (SEC) (Jun. 13, 1958). The Wharton School produced A Study of Mutual Funds, H.R. Rep. No. 2274, 87th Cong., 2d Sess. 491-95 (1962), which formed a basis for the 1970 amendments to the Investment Company Act.

[121] As described *supra* in Section III.B., other fund costs that may be paid for outside of the fund's expense ratio include costs related to marketing and distribution, financial advice to fund investors, and maintenance of shareholder accounts. In many cases, some or all of these costs may be paid separately by the shareholder.

[122] During the period 1989-1993, according to one study, the average stock fund paid annual brokerage commissions equal to 0.28% of net assets. This figure excludes the market impact costs of fund portfolio transactions, *i.e.,* changes in the price of a security that result directly from a fund's trading activity. *See* Miles Livingston and Edward O'Neal, *Mutual Fund Brokerage Commissions*, 19 J.Fin.Res. 272 (1996).

[123] Although a mutual fund's investment manager has an obligation to seek the best execution of securities transactions arranged for on behalf of the fund, the manager is not obligated to obtain the lowest possible commission cost. The manager's obligation is to seek to obtain the most favorable terms for a transaction reasonably available under the circumstances. *See* Securities Brokerage and Research Services, Exchange Act Release No. 23,170, 51 Fed. Reg. 16,004, 16,011 (Apr. 23, 1986). Section 15(c) of the Investment Company Act requires a fund's board of directors to request and review, and the fund's manager to supply, such information as may reasonably be necessary for the fund's board to evaluate the terms of the advisory contract between the adviser and the fund. Research and other services purchased by the adviser with the fund's brokerage bear on the reasonableness of the advisory fee because the research and other services would otherwise have to be purchased by the adviser itself, resulting in higher expenses and lower profitability for the adviser. Therefore, mutual fund advisers that have soft dollar arrangements must provide their funds' boards with information regarding their soft dollar practices. *See* SEC Office

of Compliance, Inspections and Examinations, Inspection Report on the Soft Dollar Practices of Broker/Dealers, Investment Advisers and Mutual Funds 30 (Sept. 22, 1998) (hereinafter "Soft Dollar Report").

[124] See Soft Dollar Report, supra note 123, at 5-6. Soft dollar arrangements developed as a means by which brokers discounted commission rates that were fixed at artificially high levels by exchange rules. Prior to 1975, institutional advisers took advantage of competition among brokers and their willingness to accept compensation lower than the fixed rates in order to recapture portions of the commissions paid on institutional orders. Fixed commission rates that far exceeded the costs of executing trades provided the fuel to support an increasingly complex pattern of practices to recapture portions of these commissions by advisers, including "give-ups" and other "reciprocal practices". Investment company managers directed give-ups to brokers that sold fund shares in order to motivate or reward such sales efforts. Fund managers also used give-ups as a reward for research ideas furnished by brokers to them in their capacity as investment advisers to funds. The Commission abolished the system of fixed commission effective May 1, 1975. Soon thereafter, Congress enacted Section 28(e) of the Securities and Exchange Act of 1934 in order to clarify that, under certain circumstances, an investment manager may pay more than the lowest available commission in recognition of research and other services provided by the broker-dealer. See id. at 6-7.

[125] All advisers, including the investment advisers of mutual funds, have an obligation to act in the best interests of their clients and to place client interests before their own. They also have an affirmative duty of full and fair disclosure of all material facts to their clients. See 15 U.S.C. § 80b-6 (2000) (Section 206 of the Investment Advisers Act of 1940); S.E.C. v. Capital Gains Research Bureau, 375 U.S. 180 (1963).

Some of the funds that engage in directed brokerage disclose the practice in the prospectus, the statement of additional information, and/or the annual report to shareholders. Others use the footnotes to the financial statements to make the disclosure. In 1995, the Commission adopted accounting rules which require funds to report all expenses gross of off-sets or reimbursements pursuant to a directed brokerage arrangement. See 17 C.F.R. § 210.6-07(g) (2000) (Rule 6-07(g) of Reg. S-X).

This requirement is designed to allow investors to compare expenses among funds.

[126] See generally Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414 (Oct. 28, 1980), 45 FR 73898 (hereinafter "Adopting Release"). When rule 12b-1 was adopted, the Commission stated the rule was intended to be flexible, and that the Commission would monitor and make adjustments as necessary. Id. at 22. Since 1980, the rule has not been substantively amended.

[127] See Joel H. Goldberg and Gregory N. Bressler, Revisiting Rule 12b-1 under the Investment Company Act, 31 Rev. Sec. and Commodities Reg., 147, 147-152 (1998).

[128] Id. at 151.

[129] See Adopting Release, *supra* note 126. *See also supra* note 29 and accompanying text.

[130] See Goldberg and Bressler, *supra* note 127, at 151.

[131] See Goldberg and Bressler, *supra* note 127, at 151; Paul G. Haaga, Jr. and Michele Y. Yang, *Distribution of Mutual Fund Shares: Rule 12b-1*, (Practicing Law Institute '40 Act Institute, 1990).

[132] See Goldberg and Bressler, *supra* note 127, at 151.

[133] See *supra* Section III.B.2.

[134] In a typical fund supermarket, the sponsor of the program - a broker-dealer or other institution - offers a variety of services to a participating fund and its shareholders. The services include establishing, maintaining, and processing changes in shareholder accounts, communicating with shareholders, preparing account statements and confirmations, and providing distribution services. For the services that it provides, the sponsor charges either a transaction fee to its customer or an asset-based fee, generally ranging from 0.25% to 0.40% annually of the average value of the shares of the fund held by the sponsor's customers. The asset-based fee is paid by the fund, its investment adviser, an affiliate of the adviser, or a combination of all three entities. *See* Letter from Douglas Scheidt, Associate Director of the Division of Investment Management to Craig S. Tyle, General Counsel of the Investment Company Institute (pub. avail. Oct. 30, 1998) at 2-4, *available in* 1998 WL 1543541 *2-4 (SEC 1998). (hereinafter "Investment Company Institute").

[135] See The Shareholder Services Group, Inc. (pub. avail. Aug. 12, 1992) and Investment Company Institute, *supra* note 134.

[136] See, *e.g.*, Rochelle Kauffman Plesset and Diane E. Ambler, *The Financing of Mutual Fund 'B Share' Arrangements*, 52 Bus. Law. 1385 (1997); Tania Padgett, *First Union Group Plans to Cater to Cash Needs of Mutual Fund Firms*, American Banker, May 17, 1996, at 20; Michael Brush, *Are Managers Counting on a Rubber Stamp?*, N.Y. Times, Dec. 29, 1996, at F9.

[137] Some distributors sell their rights to receive certain 12b-1 fees to a commercial bank or a finance company. Other distributors securitize their 12b-1 fees by transferring the rights to receive certain 12b-1 fees to a special purpose entity. The entity, in turn, issues one or more classes of securities. The holders of these securities receive payments of interest and principal from the cash flows generated by the 12b-1 fees. *See* Plesset and Ambler, *supra* note 136, at 1398-1402, 1405.

[138] When investors and rating agencies evaluate the quality of asset-backed securities, a key criterion is the degree of assurance that the revenue stream of 12b-1 fees will remain uninterrupted over the life of the security. *See* Plesset and Ambler, *supra* note 136.

[139] See Adopting Release, *supra* note 126. *See also supra* note 29 and

accompanying text.

http://www.sec.gov/news/studies/feestudy.htm

Home | Previous Page   Modified:01/10/2001

United States General Accounting Office

GAO

Report to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives

June 2000

MUTUAL FUND FEES

Additional Disclosure Could Encourage Price Competition





G A O

Accountability ★ Integrity ★ Reliability



EXHIBIT

tabbies

3

GAO/GGD-00-126

G A O
Accountability * Integrity * Reliability

United States General Accounting Office
Washington, D.C. 20548

General Government Division

B-281444

June 5, 2000

The Honorable John D. Dingell
Ranking Minority Member
Committee on Commerce
House of Representatives

The Honorable Michael G. Oxley
Chairman, Subcommittee on
 Finance and Hazardous Materials
Committee on Commerce ·
House of Representatives

This report presents the results of our review of issues relating to mutual fund fees. Assets in mutual funds have grown significantly during the 1990s. However, conflicting views existed as to whether the fees that funds charge investors had declined as would have been expected given the operational efficiencies that mutual fund advisers likely experience as their fund assets grow. As you requested, we reviewed (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how their fees are disclosed to investors, and (5) the responsibilities that mutual fund directors have regarding fees.

This report recommends that the Chairman of the Securities and Exchange Commission (SEC) require that the quarterly account statements that mutual fund investors receive include information on the specific dollar amount of each investors' share of the operating expenses that were deducted from the value of the shares they own. Because these calculations could be made various ways, SEC should also consider the costs and burdens that various alternative means of making such disclosures would place on either (1) the industry or (2) investors as part of evaluating the most effective way of implementing this recommendation. In addition, where the form of these statements is governed by rules of the National Association of Securities Dealers, SEC should ensure that this organization requires mutual funds to make such disclosures.

As agreed with you, unless you publicly release its contents earlier, we plan no further distribution of this report until 30 days from its issue date. At that time, we will provide copies to interested Members of Congress, appropriate congressional committees, SEC, the National Association of Securities Dealers, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System.



Florida Profit

ABLE BODY TEMPORARY SERVICES, INC.

PRINCIPAL ADDRESS
30750 US HWY 19 N
PALM HARBOR FL 34684 US
Changed 09/03/1997

MAILING ADDRESS
P O BOX 4699
CLEARWATER FL 34618 US
Changed 09/03/1997

Document Number	FEI Number	Date Filed
S46258	593060343	04/17/1991

State	Status	Effective Date
FL	ACTIVE	NONE

Last Event	Event Date Filed	Event Effective Date
NAME CHANGE AMENDMENT	04/03/1995	NONE

Registered Agent

Name & Address
LAMONT, DAVID 30750 US HWY 19 N PALM HARBOR FL 34684
Name Changed: 05/05/2000
Address Changed: 09/03/1997

Officer/Director Detail

Name & Address	Title
MONGELLUZZI, F.M. 30750 US HWY 19 N PALM HARBOR FL	PD
MONGELLUZZI, ANNE	

30750 US HWY 19 N

PALM HARBOR FL 34684

DST

Annual Reports

Report Year	Filed Date	Intangible Tax
1999	04/21/1999	
2000	05/05/2000	
2001	09/24/2001	

  

View Events
View Name History

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THIS IS NOT OFFICIAL RECORD; SEE DOCUMENTS IF QUESTION OR CONFLICT

 

B-281444

Key contributors to this report are listed in appendix IV. If you have any questions, please call me at (202) 512-8678.

Thomas J. McCool

Thomas J. McCool
Director, Financial Institutions
  and Market Issues

Executive Summary

Purpose

The U.S. mutual fund industry, which offers investors an easy way to invest in diversified portfolios of stocks, bonds, or other securities, has grown dramatically, with assets rising from $371 billion in 1984 to $5.5 trillion in 1998. As of 1998, the proportion of U.S. households owning mutual funds had risen to 44 percent; and the returns on mutual funds, particularly those invested in stocks, had also generally exceeded those that could have been earned on savings accounts or certificates of deposit. Because mutual funds are expected to operate more efficiently as their assets grow, the significant asset growth in recent years has prompted concerns about fund fee levels. Academics, industry researchers, and others have also raised questions about whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees

In response to requests by the Chairman of the Subcommittee on Finance and Hazardous Materials, House Committee on Commerce, and the Ranking Minority Member of the Committee on Commerce, GAO conducted a review of the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how fees are disclosed to fund investors and how industry participants view these disclosures, and (5) what mutual fund directors' responsibilities are regarding fees and how industry participants view directors' activities.

Background

Mutual funds can be grouped into three basic types by the securities in which they invest. These include stock, (also called equity) funds, which invest in the common and preferred stock issued by public corporations; bond funds, which invest in debt securities; and money market funds, which generally invest in interest-bearing securities maturing in a year or less. Funds that invest in a combination of stocks, bonds, and other securities, known as hybrid funds, are included in this report under the category of stock funds.

Mutual funds are distinct legal entities owned by the shareholders of the fund. Each fund contracts separately with an investment adviser, who provides portfolio selection and administrative services to the fund. The fund's directors,[1] who are responsible for reviewing fund operations,

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[1] Although the Investment Company Act of 1940, which governs mutual fund operations, does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report will also follow that convention.

oversee the interests of the shareholders and the services provided by the adviser.

Mutual fund fees that investors pay include operating expenses, which cover the day-to-day costs of running a fund. These expenses are accrued daily, and generally paid monthly, from overall fund assets rather than from individual investor accounts. The difference between the value of the securities in a fund's portfolio and its accrued liabilities represents the daily net asset value, or NAV, of fund shares. Generally shown as a percentage of the fund's average net assets, the annual total operating fee amount is referred to as the fund's operating expense ratio. The largest portion of a fund's expense ratio is generally the fund adviser's compensation, which is used to cover its operating costs and earn profits for its owners.

Mutual fund investors may also incur other charges in addition to those included in the operating expense ratio, depending on how they purchase their funds. Mutual funds are sold through a variety of distribution channels. For instance, investors can buy them directly by telephone or mail; or they can be sold by dedicated sales forces or by third-party sales forces, such as broker-dealer account representatives. To compensate such sales personnel, some mutual funds charge investors sales charges (called loads), which can be paid at the time of purchase, over a specified period, or at time of redemption.

Although a mutual fund's expense ratio appears to represent just a small percentage of its total assets, the impact of these fees can be significant. For example, increasing an expense ratio from 1 percent to 2 percent on a $10,000 investment earning 8 percent annually can reduce an investor's total return by about $7,000 over a 20-year period.

Neither federal statute nor Securities and Exchange Commission (SEC) regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. The National Association of Securities Dealers, Inc. (NASD), whose rules govern the distribution of fund shares by broker-dealers, has placed certain limits on the sales charges and fees used to compensate sales personnel.

Results in Brief

GAO was unable to determine the extent to which the growth in mutual fund assets during the 1990s provided the opportunity for mutual fund

advisers to reduce fees on the funds they operated. According to research conducted by academics and others, as well as the industry participants GAO interviewed, mutual fund advisers experience operational efficiencies—or economies of scale—as their assets grow that could allow them to reduce their funds' expense ratios.[2] Such efficiencies arise when the fund assets increase at a faster rate than do the costs of managing those additional assets. Because information on most fund advisers' costs is not collected by regulators or otherwise publicly disclosed, GAO was unable to determine if advisers' costs had increased more, or less, rapidly than fund assets. Industry officials reported that some costs of operating mutual funds have been increasing, in part, because funds have been expanding the level of services they provide investors. Using data provided by the mutual fund industry association, GAO determined that the 480 percent growth in total fee revenues for advisers and other service providers for stock and bond funds[3] was commensurate with the total 490 percent asset growth in those fundsduring the period 1990 to 1998. Because of the unavailability of comprehensive financial and cost information, however, GAO was unable to determine overall industry profitability.

Although unable to measure the extent to which mutual fund advisers experienced economies of scale, GAO's analysis indicated that mutual fund expense ratios for stock funds had generally declined between 1990 and 1998. However, this decline did not occur consistently over this period, and not all funds had reduced their expense ratios. Because concerns had been raised over methodologies for existing mutual fund fee studies, GAO conducted its own analysis. GAO's analysis of data on the 77 largest mutual funds indicated that the expense ratios of these funds were generally lower in 1998 than they were in 1990, although average expense ratios for stock funds rose in the early 1990s before declining. The extent to which expense ratios declined also varied across types of funds as the ratios for the largest stock funds declined while those for bond funds generally remained the same. Furthermore, GAO found that not all of the largest funds with the greatest asset growth had reduced their fees. Among the 77 large funds analyzed, 51 of these funds had experienced asset

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[2] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the cumulative total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's average net assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, distribution fees, and any other expenses associated with administering the fund that have been deducted from the fund's assets.

[3] Data on stock funds presented in this report also include information on hybrid funds. The report focuses primarily on stock and bond funds because money market funds generally have not been the subject of the recent concerns over fees.

growth of at least 500 percent from 1990 to 1998. Of these 51 funds, 38 (or 74 percent) reduced their operating expense ratios by at least 10 percent over the 9-year period from 1990 to 1998. However, the remainder had not reduced their expense ratios as much, including six funds that either had not changed, or had increased, their ratios.

As is customary for U.S. financial markets, regulators rely on competition to be a primary means of influencing the fees that mutual fund advisers charge. In general, industries where many firms compete for business generally have lower prices than industries where fewer firms compete. However, although thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisers generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Requiring that investors be provided information about the fees they pay on their mutual funds is another way regulators seek to help investors evaluate fees charged by mutual funds. Mutual funds currently disclose information on fund operating expense ratios and other charges when investors make their initial purchases. However, unlike other financial products, the periodic disclosures to investors who continue to hold their shares do not show, in dollars, each investor's share of the operating expenses that were deducted from the fund.[*] Although most industry officials GAO interviewed considered mutual fund disclosures to be extensive, others, including some private money managers and academic researchers, indicated that the information currently provided does not ˅ sufficiently make investors aware of the level of fees they pay. These critics have called for mutual funds to disclose to each investor the actual dollar amount of fees paid on their fund shares. Providing such information could reinforce to investors the fact that they pay fees on their mutual funds and provide them information with which to evaluate the services their funds provide. In addition, having mutual funds regularly disclose the dollar amounts of fees that investors pay may encourage additional fee-based competition that could result in further reductions in fund expense ratios. GAO is recommending that this information be provided to investors. Because producing such information would entail systems changes and additional costs, GAO is also recommending that cost-effectiveness and investor burden be considered when alternative means for disclosing the dollar amount of fees are evaluated.

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[*] Mutual fund shareholder account statements do include the specific dollar amounts of certain fees or charges, such as for wire transfers, maintenance fees, or sales loads.

Regulators also look to a mutual fund's directors to oversee the operating expense fees their funds charge. The organizational structure of the typical mutual fund embodies a conflict of interest between the fund shareholders and the fund's adviser that can influence the fees charged. This conflict arises primarily because the adviser has the incentive to maximize its own revenues, but such action could come at the expense of the fund's shareholders. Because of this inherent conflict, mutual fund directors are tasked under federal law with reviewing and approving the fees charged by the fund adviser. Under current law, mutual fund directors are expected to review various data to ensure that the fees are not excessive and that the fees are similar to those of comparable funds. Mutual fund adviser officials told GAO that the directors of the funds they operate have been vigorous in reviewing fees and seeking reductions. However, others, including research organizations, academics, and private money managers, commented that the directors' activities may be keeping fees at higher levels because of this focus on maintaining fees within the range of other funds.

GAO received comments on a draft of this report from SEC; NASD Regulation (NASDR), which is the regulatory arm of NASD; and the mutual fund industry association, the Investment Company Institute. Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. However, these organizations also commented, among other things, that mutual funds already make extensive disclosures about fees and that competition on the basis of performance does represent price competition among mutual funds. GAO agrees that mutual fund disclosures are extensive but also believes that additional information on the specific dollar amounts of fees for operating expenses could be useful to investors and encourage additional price competition among fund advisers on the basis of fees directly.

Principal Findings

Although Advisers Expected to Experience Cost Efficiencies, Comprehensive Data on Their Costs Were Not Available

Academic studies and other research find that as mutual fund assets grow, mutual fund advisers experience operational efficiencies or economies of scale that would allow them to reduce their funds' expense ratios. As shown in table 1 below, data compiled by ICI indicate that mutual fund assets have grown considerably during the 1990s, with stock funds alone growing 1,081 percent as of year-end 1998.

Table 1: Total Assets for Stock and Bond Mutual Fund as of 1998

Dollars in billions

	1990	1998	Percentage change
Stock funds	$283	$3,343	1,081%
Bond funds	284	831	193
Total	567	4,174	636

Source: GAO analysis of ICI data.

As the assets in a mutual fund grow, economies of scale in a fund adviser's operations would result in the adviser's costs increasing more slowly than the rate at which its fund assets and revenues are increasing. For example, if the adviser of a fund employing 10 customer service representatives experiences 100-percent growth in its fund assets, this adviser may find that only 5, or 50 percent, more representatives would be needed to address the workload arising from the additional assets. In addition, GAO's analysis of data from ICI also indicated that although additional purchases by existing and new investors account for some of the increase in the industry's assets, as much as 64 percent of the mutual fund asset growth has come from appreciation in the value of the securities in these funds' portfolios. Fund growth resulting from portfolio appreciation would also provide additional economies of scale because such growth is not accompanied by many of the administrative costs associated with inflows of money to new and existing fund accounts.

However, GAO was unable to determine the extent to which mutual fund advisers experienced such economies of scale because comprehensive data on the total costs incurred by mutual fund advisers are not publicly available. Currently, mutual funds disclose to regulators and to their investors only those operating costs that have been deducted from the assets of the fund, but not the costs that the advisers incur to operate these

funds. Although total cost data were not available, industry officials reported that fund advisers' costs have been increasing. Industry officials explained that these increased costs are the result of new services for mutual fund investors, increased distribution expenses, and higher personnel compensation expenses.

GAO estimated the total revenue that fund advisers and other service providers receive from the funds they operate.[5] Largely as a result of growth in mutual fund assets, mutual fund advisers and service providers were collecting significantly more revenues from fund operations in 1998 than they did in 1990. As shown in table 2 below, the revenues stock funds produced for their advisers and other providers had increased over 800 percent from 1990 to 1998.

Table 2: Estimated Mutual Fund Adviser and Service Provider Revenues From Operating Expense Fees 1990-1998

Dollars in millions

| Fund type | Estimated fee revenues | | |
	1990	1998	Percentage change
Stock	$2,544	$22,931	801%
Bond	2,408	5,933	146
Totals	4,952	28,864	483

Source: GAO analysis of data from ICI.

Fee revenues for the largest funds have similarly increased. Using data on 77 of the largest stock and bond funds,[6] GAO found that the advisers and service providers operating these funds collected $7.4 billion in fee revenues in 1998. This was over $6 billion, or almost 560 percent, more than they collected in 1990. Over this same period, the assets of these funds increased by over 600 percent. Mutual fund advisers and service providers were also collecting more in fees on a per account basis. For example, the total dollars collected annually in fee revenues from stock funds rose 59 percent from an average of $103 per account in 1990 to $164 per account in 1997.

Although comprehensive cost data for most fund advisers were not available, analyses of information for 18 publicly traded mutual fund

[5] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[6] These 77 funds included all of the largest stock and bond funds in existence from 1990 to 1998. These 77 funds comprised 46 stock funds, including all stock funds with assets over $8 billion; and 31 bond funds, including all those with assets over $3 billion. The data for the stock funds include five hybrid funds that also invest in bonds or other debt securities.

advisers indicated that these firms' operating profits as a percentage of their revenues have been increasing for at least 5 years.

Average Mutual Fund Expense Ratios Have Generally Declined, But Not All Funds Reduced Their Ratios

GAO identified various studies and analyses of the trends in mutual fund fees. Some of these analyses found that mutual fund expense ratios and other charges had been declining, but other analyses found that expense ratios had increased. However, some industry participants criticized the methodologies used by these studies. For example, many of these studies failed to adjust for the increase in newer funds, which generally charge higher expense ratios than older funds.

Therefore, GAO conducted its own analysis of the trend in expense ratios. Data on the 77 largest mutual funds indicated that that these funds had grown faster since 1990 than the average fund in the industry.[7] Therefore, their advisers were more likely to have experienced economies of scale in their operations that would have allowed them to reduce their expense ratios. Because the sample consisted primarily of the largest and fastest growing funds in the industry, it may not reflect the characteristics and the trend in fees charged by other funds.

To calculate the average expense ratios for these funds, GAO weighted each fund's expense ratio by its total assets. The resulting average expense ratios represent the fees charged on the average dollar invested in these funds during this period. As shown in table 3, the average expense ratio declined by 12 percent for the largest stock funds and by 6 percent for the largest bond funds from 1990 to 1998, although this decline did not occur steadily over the period.

Table 3: Average Expense Ratio for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc. and Barron's Lipper Mutual Funds Quarterly.

Although the average expense ratio for these funds generally declined during the 1990s, not all of them reduced their fees. Overall, 23 of the 77 funds reported higher expense ratios in 1998 than in 1990. Table 4 shows the changes in expense ratios for the 51 funds among the 77 largest funds that experienced asset growth of at least 500 percent from 1990 to 1998. Of

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[7] The sample focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions.

these funds, 38 (74 percent) had reduced their expense ratios by at least 10 percent during this 9-year period. Of the remaining 13 funds, 7 (14 percent) reduced their expense ratios by less than 10 percent, and 6 (12 percent) had either not changed their fees or had increased them.

Table 4: Fee Reductions by Large Funds Whose Asset Growth Exceeded 500 Percent From 1990 to 1998

Total change in fee from 1990 to 1998	Number of funds	Percentage
Reduction over 30 percent	17	33%
Reduction of 10 to 30 percent	21	41
Subtotal[a]	38	74
Reduction under 10 percent	7	14
No change	3	6
Increase under 10 percent	2	4
Increase of 10 to 30 percent	0	0
Increase over 30 percent	1	2
Subtotal	13	26
Total	51	100

[a]May not total due to rounding.

Source: GAO analysis of Morningstar and Barrons Lipper Mutual Funds Quarterly data.

Competition Does Not Focus on Price of Service

Active competition among firms within a given industry is generally expected to result in lower prices than in those industries in which few firms compete. Although hundreds of fund advisers offering thousands of mutual funds compete actively for investor dollars, their competition is not primarily focused on the fees funds charge. Instead, mutual fund advisers generally seek to differentiate themselves by promoting their funds' performance returns[8] and services provided.[9] Marketing their performance and service as different from those offered by others allows fund advisers to avoid competing primarily on the basis of price, as represented by the expense ratios they charge mutual funds investors. This applies particularly to actively managed funds investing in stocks. Advisers for money market funds; index funds;[10] and to some degree, bond funds are generally less able to differentiate their funds from others because these types of funds invest in a more limited range of securities than stock funds do. As a result, the returns and fees of such funds generally tend to be

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[8] SEC requires funds to report their performance returns net of the fees deducted from fund assets.

[9] As discussed in chapter 4 of this report, the type of competition prevailing in the mutual industry appears to resemble "monopolistic competition," which is one of the primary competitive market types described by economists. Markets with monopolistic competition characteristically include large numbers of competing firms, ease of entry, and products differentiated on the basis of quality, features, or services included.

[10] Index funds invest in the securities represented in a broad-based index, such as the Standard & Poor's 500 Index.

more similar, and the fees are generally lower than the fees charged on most stock funds.

Fee Disclosures Do Not Provide Investors With Specific Dollar Amounts

The disclosures mutual funds are legally required to make are, among other things, intended to assist investors with evaluating the fees charged by the funds they are considering for investment. As required by SEC rules, mutual funds are required to provide potential investors with disclosures that present operating expense fees as a percentage of a fund's average net assets. In addition, these disclosures provide a hypothetical example of the amount of fees likely to be charged on an investment over various holding periods. However, after they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts.[11] These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter.[12] This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

Surveys conducted by industry research organizations, fund advisers, and regulators indicate that investors generally focus on funds' performance (net of fees), service levels, and other factors before separately considering fee levels. In contrast, investors appeared more concerned over the level of mutual fund sales charges, and industry participants acknowledged that as a result, the loads charged on funds have been reduced since the 1980s.

The mutual fund and regulatory officials GAO contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures are not making investors sufficiently aware of the fees they pay. One suggestion for increasing investor awareness was that mutual funds should disclose to each investor the actual dollar amount of the

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[11] A requirement for quarterly statements arises under NASD rules, which govern the actions of the securities broker-dealers that act as the distributors of most mutual fund shares.

[12] Sales charges, redemption fees, and other transactional fees are disclosed in dollar amounts in either account statements or confirmation statements.

portion of the funds' fees they paid. Some of the officials GAO contacted indicated that having the specific dollar amount of fees disclosed to investors would spur additional fee-based competition among fund advisers. For example, a legal expert GAO contacted noted that having such information appear in investors' mutual fund account statements might also encourage some fund advisers to reduce their fees in order to be more competitive. Requiring that such information be provided to mutual fund investors would also make such disclosures more comparable to fee disclosures for other financial services, such as stock brokerage or checking accounts. Compared to mutual funds, the markets for these services appear to exhibit greater direct price competition.

Fund adviser officials GAO interviewed indicated that calculating such amounts exactly would entail systems changes and additional costs, but they also acknowledged that less costly means of calculating such amounts may exist. For example, instead of calculating the exact amount of fees charged to each account daily, a fund adviser could provide an estimate of the fees an investor paid by multiplying the average number of shares the investor held during the quarter by the fund's expense ratio for the quarter. Another alternative would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Mutual Fund Directors Tasked With Reviewing Fees, But Opinions on Their Effectiveness Were Mixed

The structure of most mutual funds embodies a potential conflict of interest between the fund shareholders and the adviser. This conflict arises because the fees the fund charges the shareholders represent revenue to the adviser. For this reason, mutual funds have directors who are tasked with overseeing the adviser's activities. Under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser.

In 1970, this act was amended after concerns were raised over the level of fees being charged by mutual funds. The amendments imposed a fiduciary duty on fund advisers and tasked fund directors with additional responsibilities regarding fees. These amendments to the act also granted investors the right to bring claims against the adviser for breaching this duty by charging excessive fees. Various court cases subsequently have interpreted this duty, and the decisions rendered have shaped the specific

expectations currently placed on fund directors regarding fees. As a result, directors are expected to review, among other things, the adviser's costs, whether fees have been reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds.

The officials at the 15 mutual fund advisers[13] GAO contacted said that their boards have been vigorous in reviewing fees and have frequently sought reductions in the fees received by the adviser. However, some private money managers, industry researchers, and others have stated that the activities undertaken by directors may be serving, instead, to keep fees at higher levels than necessary, because the directors are just expected to keep their funds' fees within a range of similar funds instead of actively attempting to lower them.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, GAO recommends that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency Comments and GAO's Evaluation

GAO obtained comments on a draft of this report from the heads, or their designees, of SEC, NASDR, and ICI. These comments are summarized and evaluated in chapter 7, with specific comments made by each organization addressed in appendixes I through III.

Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his

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[13] These firms included the advisers for 13 of the 77 largest funds and 2 smaller fund advisers.

letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials also raised several issues about GAO's report. All three organizations commented that mutual funds currently make extensive disclosures about their fees to investors at the time of purchase and in semiannual reports thereafter. For example, ICI's letter noted that promoting investor awareness of the importance of fund fees is a priority for ICI and its members. However, ICI expressed reservations about GAO's recommendation that investors periodically receive information on the specific dollar amounts of the operating expense fees deducted from their mutual fund accounts. Their concern is that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

GAO agrees with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing among funds prior to investing. The additional disclosure GAO recommends is intended to supplement, not replace, the existing disclosures. It should also serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on GAO's observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services and; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

GAO does not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

All three commenting organizations also generally questioned this report's finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that the draft report did not address the fact that mutual funds present performance net of expenses.

GAO's report notes that mutual funds' performance returns, which are the primary basis upon which funds compete, are required to be disclosed net of fees and expenses. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, GAO also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis and, in some cases, the charges for such services have been greatly reduced. Implementing GAO's recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals GAO interviewed regarding the role of mutual fund directors in overseeing fees. Although the individuals quoted in this report were critical of mutual fund directors setting their funds' fees only in relation to the fees charged by other funds, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

In response to these comments, text has been added to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments are presented in the report, directors are primarily emphasizing such comparisons over the other factors they are also are required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Contents

Figures

Abbreviations

ICI	Investment Company Institute
NASD	National Association of Securities Dealers
NASDR	NASD Regulation
NAV	net asset value
SEC	Securities and Exchange Commission
CDSL	contingent deferred sales load

Introduction

Mutual funds offer investors a means of investing in a diversified pool of stocks, bonds, and other securities. As of 1998, 44 percent of U.S. households owned mutual funds, and the returns, particularly for stock funds, had generally exceeded returns that could have been earned on savings accounts or certificates of deposit. Since 1984, assets in U.S. mutual funds increased about 14-fold, growing from $371 billion in 1984 to $5.5 trillion in 1998. Because costs of providing mutual fund services are generally expected to rise less rapidly as fund assets increase, the significant growth in recent years has prompted some concerns by some industry participants and the news media over the level of fees funds charge.

This report responds to requests by the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Minority Member of the House Committee on Commerce.

Background

A mutual fund is an investment company that pools the money of many investors—individuals or institutions—that it invests in a diversified portfolio of securities. Mutual funds provide investors the opportunity to own diversified securities portfolios and to access professional money managers, whose services they might otherwise be unable to obtain or afford.

A mutual fund is owned by its investors, or shareholders. Fund share prices are based on the market value of the assets in the fund's portfolio, after subtracting the fund's expenses and liabilities, and then dividing by the number of shares outstanding. This is the fund's net asset value (NAV). Per share values change as the value of assets in the fund's portfolio changes. Investors can sell their shares back to the fund at the current NAV,[1] and funds must calculate the shareholders' share prices on the day a purchase or redemption request is made. Many newspapers publish daily purchase and redemption prices for mutual funds.

Various types of funds are offered to investors. Three basic types of mutual funds include stock (also called equity), bond, and money market funds. Some funds that invest in a combination of stocks, bonds, and other securities are known as hybrid funds and are discussed in this report as part of the information presented for stock funds. Money market funds are referred to as short-term funds because they invest in securities that

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[1] Shareholders of open-end mutual funds, which continuously issue and redeem shares, have a right to redeem shares at the current NAV. Closed-end funds, in which the number of shares is fixed, trade at market prices that are frequently above, or below, the actual NAV of the assets held by the fund.

generally mature in about 1 year or less; stock, bond, and hybrid funds are known as long-term funds. The firms that operate mutual funds frequently offer investors a family of funds that includes at least one each of the three basic fund types, although some firms may offer only one fund while others specialize in funds of a particular type, such as stock or bond funds. Of the total $5.5 trillion invested in mutual funds at the end of 1998, $2.98 trillion was invested in stock funds, $1.35 trillion was in money market funds, $831 billion was in bond funds, and $365 billion was in hybrid funds. This report will focus primarily on stock and bond funds because money market funds generally have not been the focus of recent concerns regarding fees.

Mutual Fund Assets Increased Dramatically in the 1990s

As shown in table 1.1, mutual fund assets grew dramatically in the 1990s, with stock funds growing 1,082 percent in the 1990-1998 period.

Table 1.1: Growth in Mutual Fund Assets, 1990-1998

Fund type	Total assets (dollars in millions)		Percentage growth
	1990	1998	
Stock funds*	$ 282,800	$ 3,342,900	1,082%
Bond funds	284,300	830,600	192
Money Market funds	498,300	1,351,700	171
Total	1,065,500	5,525,200	419

* This category combines equity and hybrid fund data.

Source: GAO analysis of Investment Company Institute data.

Mutual Funds Contract with Investment Advisers to Conduct Their Operations

Although it is typically organized as a corporation, a mutual fund's structure and operation differ from that of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. Mutual funds also have a board of directors that is responsible for overseeing the activities of the fund and negotiating and approving contracts with an adviser and other service providers for necessary services.[2]

However, mutual funds differ from other corporations in several ways. A typical mutual fund has no employees; it is created and operated by

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[2] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

another party, the adviser, which contracts with the fund, for a fee, to administer fund operations. The adviser is an investment adviser/management company that manages the fund's portfolio according to the objectives and policies described in the fund's prospectus.[3] Advisers may also perform various administrative services for the funds they operate, although they also frequently subcontract with other firms to provide these services. Functions that a fund adviser or other firms may perform for a fund include the following:

- **Custodian:** A custodian holds the fund assets, maintaining them separately to protect shareholder interests.
- **Transfer agent:** A transfer agent processes orders to buy and redeem fund shares.
- **Distributor:** A distributor sells fund shares through a variety of distribution channels, such as directly through advertising or telephone or mail solicitations handled by dedicated sale forces, or by third-party sales forces. Funds that are marketed primarily through third parties are usually available through a variety of channels, including brokers, financial planners, banks, and insurance agents.

Distinct from the fund itself, the fund's adviser is generally owned by another entity with its own group of directors. (Ch. 6 of this report discusses in more detail the relationship between funds and their advisers and the specific legal duties placed on mutual fund directors.)

Mutual Fund Fees Include Operating Expenses and Sales Charges

Various fees are associated with mutual fund ownership. All mutual funds incur ongoing operating expenses for which they pay the adviser and other providers who operate and service the funds. An annual total of these operating expenses, commonly known as the fund's operating expense ratio, is expressed as a percentage of the fund's average net assets in a fund's prospectus and other reports. Fund operating expenses can vary in accordance with the work required by fund managers; the complexity of the fund's investments; or the extent of shareholder services provided, such as toll-free telephone numbers, Internet access, check writing, and automatic investment plans. The largest component of a fund's total expense ratio usually is the management fee, which is the ongoing charge paid to the investment adviser for managing the fund's assets and selecting

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[3] In some cases, the adviser may contract with other firms to provide investment advice, becoming a subadviser to those funds.

its portfolio of securities. The management fee is customarily calculated as a percentage of the fund's average net assets.[4]

Included as part of the operating expenses that are directly deducted from some funds' assets are fees that go to compensate sales professionals and others for selling the fund's shares as well as for advertising and promoting. them. These fees, known as "12b-1 fees," are named after the Securities and Exchange Commission (SEC) rules authorizing mutual funds to pay for marketing and distribution expenses directly from fund assets. The National Association of Securities Dealer, Inc. (NASD), whose rules govern the distribution of fund shares by broker dealers, limits 12b-1 fees used for these purposes to no more than 0.75 percent of a fund's average net assets per year. Funds are allowed to include an additional service fee of up to 0.25 percent of average net assets each year to compensate sales professionals for providing ongoing services to investors or for maintaining their accounts. Therefore, any 12b-1 fees included in a fund's total expense ratio are limited to a maximum of 1 percent per year.

In addition to the fees in the expense ratio, some mutual funds include a sales charge known as a "load." Loads usually compensate a sales representative or investment professional for advice they provide investors in selecting a fund. Loads can be applied at the time of purchase (a "front-end load") or at redemption (a "back-end load").[5] NASD rules limit the load that can be charged as part of purchasing fund shares to no more than 8.5 percent[6] of the initial investment. Some mutual funds, known as "no-load" funds, do not have sales charges[7]. Other fees that may be charged directly to investors for specific transactions include exchange fees (for transferring money from one fund to another within the same fund family) and account maintenance fees.

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[4] The fees investors pay to the fund adviser constitute some of the adviser's revenue from operating the fund. For this reason, there is a potential conflict between the interests of the fund shareholders who pay the fund expenses and those of the adviser, which seeks to maximize its own revenues and profits. Chapter 6 of this report discusses how the laws that govern mutual funds have attempted to address this conflict of interest.

[5] A common type of back-end load, called a contingent deferred sales charge, typically is calculated as a percentage of the net asset value or offering price at the time of purchase and is payable upon redemption. However, such charges generally decrease incrementally on an annual basis and would not be applied to redemptions after a certain number of years.

[6] The maximum permissible front-end and deferred sales load varies depending on factors, such as whether the fund offers certain rights or imposes an asset-based sales charge or service fee.

[7] NASD rules prohibit members from describing a mutual fund as "no load" if the fund has a front-end or deferred sales charge, or if the fund's total asset-based sales charges and service fees exceed .25 percent of average net assets per year.

Mutual Fund Investors' Total Costs Vary Depending on How Shares are Purchased

The total charges for investing in a mutual fund can vary according to how the investor purchases shares. In some cases, investors may purchase mutual fund shares on the advice of an investment professional, including sales representatives employed by securities broker-dealers or banks or independent financial planners. When recommending mutual funds, these individuals may also be entitled to receive the sales loads charged by the funds as well as to charge the investors for providing investment services.

Many mutual funds can be purchased without professional assistance. To purchase the shares of these funds, investors contact the mutual fund companies directly, by visiting fund offices, or by telephone, mail, or Internet. Funds sold directly to investors in this way are known as "direct market" funds. In addition, investors can purchase direct market mutual funds through accounts they hold with broker-dealers. Investors may also use retirement benefit plans, such as 401(k) plans, to invest in any mutual funds.

Long-Term Impact of Annual Fees on Mutual Fund Investment Returns Can Be Significant

The annual fees that investors pay can significantly affect investment returns over the long term. For example, over a 20-year period a $10,000 investment in a fund earning 8 percent annually, and with a 1-percent expense ratio, would be worth $38,122; but with a 2-percent expense ratio it would be worth $31,117.

Various studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds. A March 1998 analysis by an industry research organization examined stock funds across six different investment objectives over a 5-year period and found that lower fee funds outperformed higher fee funds over 1-, 3-, and 5-year periods through November 1997.[5] For example, of the large funds that invest in undervalued securities, the funds in the quartile with the lowest fees, which averaged 78 cents per $100 of assets, had the highest average performance—returning 138 percent over 5 years. Conversely, the funds in the quartile with the highest fees—averaging $2.26 per $100 of assets—had the lowest performance return over the period, averaging 112 percent.

Various Federal Statutes Apply to Mutual Fund Activities

SEC oversees the regulation of mutual funds under the Investment Company Act of 1940. Among the act's objectives is to ensure that investors receive adequate, accurate information about the mutual funds in which they invest. Other securities laws also apply to mutual funds. Under

[5] Correlating Total Expenses to the Performance of Four and Five Star Equity Funds, Financial Research Corporation and Wechsler Ross & Partners (Mar. 2, 1998).

the Securities Exchange Act of 1934, persons distributing mutual fund shares or executing purchase or sale transactions in mutual fund shares are to be registered with SEC as securities broker-dealers. Broker-dealers who sell mutual funds are regulated and examined by both SEC and by the regulatory arm of NASD, called NASD Regulation, Inc. (NASDR). NASD, which is subject to SEC's oversight, acts a self-regulatory organization for brokerage firms, including those firms that engage in mutual fund distribution.

Neither federal statute nor SEC regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. As noted previously, NASD rules have placed certain limits on the sales charges and fees used to compensate sales personnel.

Although most mutual fund activities are subject to SEC and NASD requirements, the mutual fund activities conducted by some banks are overseen by the various bank regulatory agencies.[9] Because banks are exempt from the Securities Exchange Act of 1934, they are allowed to offer mutual funds and other securities to their customers without registering with SEC as broker-dealers. However, most banks have chosen to conduct their securities activities, including mutual funds, in subsidiaries or affiliates that are subject to SEC oversight. A small number of banks conduct securities activities either from within the bank or in other affiliates that are not subject to SEC oversight.[10] Depending on how such a bank is chartered, its mutual fund activities would be overseen by the Federal Reserve System, the Federal Deposit Insurance Corporation, or the Office of the Comptroller of the Currency.[11]

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[9] Additional information on the mutual fund activities of banks is contained in Bank Mutual Funds: Sales Practices and Regulatory Issues (GAO/GGD-95-210, Sep. 27, 1995).

[10] However, the Gramm-Leach-Bliley Act passed in 1999 will require any banks conducting more than 500 securities transactions per year to move such activities into a securities broker-dealer after May 12, 2001.

[11] The Office of the Comptroller of the Currency oversees banks with national charters. The Federal Reserve System oversees bank holding companies and, in conjunction with state banking authorities, also oversees any state-chartered banks that are Federal Reserve members. The Federal Deposit Insurance Corporation oversees state-chartered banks that are federally insured but not members of the Federal Reserve. Any mutual fund activities conducted by thrifts would be subject to SEC's oversight because thrifts are not exempted from the definition of "broker" and "dealer" under the Securities Exchange Act of 1934.

Objectives, Scope, and Methodology

The objectives of this report were to review the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in fees, (3) how mutual funds compete, (4) the requirements for fee disclosures to fund investors and how industry participants view these disclosures, and (5) the responsibilities of mutual fund directors regarding fees and how industry participants view directors' activities.

As part of analyzing the trend in mutual fund advisers' costs and profitability, we interviewed various industry officials. These officials included representatives of 15 mutual fund advisers, including 13 large firms and 2 smaller firms. These firms included some of the largest mutual fund families, one firm affiliated with a bank, and several firms known for charging lower fees. We also interviewed officials from 10 industry research organizations that compile information, conduct analyses, or perform consulting services relating to the mutual fund industry. These firms included the major providers of data and analysis on the mutual fund industry. We also interviewed three officials from money management or financial planning firms and two former senior regulatory officials. In addition, we interviewed officials from two financial industry associations, including the Investment Company Institute (ICI), which is the national association of the U.S. mutual fund industry; and the American Association of Individual Investors. We also interviewed, and obtained information from, SEC and NASDR officials who oversee mutual fund activities.

We also obtained and analyzed data from ICI on the number of funds and total assets invested in mutual funds. ICI officials indicated that these data included information representing over 90 percent of the funds and the assets invested in mutual funds in the United States. We reviewed studies and analyses of the trend in mutual fund fees by academic organizations, industry associations, and regulators.

To identify what costs funds are required to disclose, we reviewed SEC regulations. We also reviewed the annual reports for a random selection of 35 funds, including at least 1 of the funds whose officials we interviewed, to identify the types of cost information these funds disclosed. We also discussed the trends in costs associated with operating mutual funds with industry officials at the organizations identified above. We also reviewed various academic research papers and analyses by industry research organizations and others. To identify the trends in average account size, we obtained and analyzed data from ICI. We also analyzed cost, revenue, and profitability data compiled by an industry research organization on 18 public mutual fund advisers, which represent all of the public companies

whose primary business activity involves operating mutual funds as an adviser.

To determine the trend in mutual fund fees, we interviewed industry participants and reviewed studies, analyses, and academic research regarding mutual fund fees. To conduct our own analysis of the trend in fees, we collected and analyzed data on the largest mutual funds. These included the 77 largest mutual funds in existence for the entire 1990-1998 period based on asset size as of February, 28, 1999, as reported in the Lipper Mutual Funds Quarterly section in the April 5, 1999, issue of Barron's. We focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions. The 77 largest funds consisted of 41 stock funds and 5 hybrid funds, each with assets over $8 billion; and 31 bond funds, each with assets over $3 billion. We excluded 10 other stock, hybrid, and bond funds that were above the asset minimums but came into existence after 1990. We obtained annual expense, sales load, and asset data for each of the 77 funds for each year from 1990 to 1998 from Morningstar, Forbes Magazine, and Standard & Poor's; and from annual reports, prospectuses, and registration statements filed by the mutual funds with SEC or available at mutual fund internet sites.

To determine the nature and structure of competition in the mutual fund industry, we reviewed academic research papers, economic literature, speeches, testimonies, and other documents discussing mutual fund competition. We collected data on numbers of funds, fund complexes, and advisers. We also discussed the extent of competition with the funds with industry officials at the organizations identified above. To identify what factors funds emphasized in their advertisements, we collected and analyzed the content of selected business, news, and personal finance magazines.

To determine how mutual funds disclose their fees, we reviewed the relevant laws, rules, and regulations governing mutual fund fee disclosure and interviewed officials from SEC, NASDR, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System. To compare mutual fund disclosures to those for other financial products and services, we reviewed the relevant regulations for those products and consulted with regulatory and industry association officials. To determine how investors use the information on fees, we reviewed studies and surveys done by industry research organizations. We also interviewed industry participants to obtain their opinions regarding the effectiveness of existing fee disclosures and

suggestions for additional disclosures. A broker dealer also provided us summary information from a customer survey that included questions about the utility and desirability of current and proposed fee disclosures.

To determine the responsibilities of mutual fund directors regarding fees, we reviewed the relevant laws, rules, and regulations governing mutual fund organizational structure and directors' responsibilities. We also interviewed officials from SEC and NASDR. In addition, we discussed the effectiveness of fund directors with industry participants. From legal databases, we also obtained and reviewed decisions and other documents pertaining to various court cases involving mutual fund fees.

We conducted our work in Washington, DC; Chicago, IL; New York, NY; Boston, MA; San Francisco, CA; and Los Angeles, CA, between November 1998 and April 2000, in accordance with generally accepted government auditing standards. We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments received from SEC were incorporated into this report as appropriate.

Data Inadequate For Determining How Asset Growth Affected Adviser Costs

Academic studies and other research suggest that as mutual fund assets grow, mutual fund advisers should experience operational efficiencies—or economies of scale—that could allow them to reduce their funds' operating expense ratios.[1] However, we were unable to determine the extent to which mutual fund advisers experienced these economies of scale because information on the costs and profitability of most fund advisers was not generally publicly available. Industry officials reported that the costs of operating and providing mutual fund services have been increasing. Although comprehensive cost data were not available, we were able to determine that mutual fund advisers and other mutual fund service providers were earning significantly more in fee revenues in 1998 from the funds they operated than they had in 1990. In addition, analyses by industry research organizations of 17 public mutual fund management firms indicated that such firms were generally profitable and that their profitability had been increasing.

Fund Asset Growth Expected to Produce Economies of Scale

As fund assets grow, advisers usually experience increases in both their revenues and their costs. However, the research we reviewed and the officials we interviewed agreed that fund advisers experience operational efficiencies that result in their costs growing less rapidly than the assets of the funds they manage. Academic researchers and industry officials acknowledged that mutual fund advisers' operations likely experienced economies of scale as fund assets grew. Fund advisers also likely experienced economies of scale in their operations because the majority of fund asset growth has come from increases in the value of the securities in funds' portfolios, which is a less costly source of growth than additional share purchases by new or existing investors.

Many Agree that Mutual Fund Advisers Experience Economies of Scale

As fund assets grow, the adviser earns additional revenue because its fee is a percentage of the fund's average net assets. However, in performing the various services necessary to operate the fund, the adviser incurs various costs for services, such as researching selections for the portfolio and managing the investments to maximize returns. Fund advisers also incur costs to administer accounts, process account transactions, and promote their funds to attract new shareholders and additional investor inflows. The difference between the adviser's costs and the amount of revenue it collects is its operating profit from the fund. If the adviser's revenues are

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[1] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's total assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, 12b-1 fees used for expenses associated with distributing fund shares, and any other expenses associated with administering the fund that have been deducted from its assets.

increasing faster than its costs, then the adviser is experiencing operational efficiencies, or economies of scale.

Academics, industry research organizations, regulators, and fund advisers we consulted generally agreed that mutual fund operations are subject to economies of scale as their assets grow. Most studies we reviewed found that as fund size increased, average operating expense fees decreased. A December 1999 ICI study reported that stock funds with assets of $250 million or less had an average expense ratio of $1.39 per $100 of assets, and funds with assets of over $5 billion had an average expense ratio of 70 cents per $100 of assets.[2] The ICI study also reported that funds with significant asset growth tended to reduce their expense ratios as they grew, suggesting the presence of economies of scale.

In this study, ICI states that the operating efficiencies that mutual fund advisers experience arise, not from spreading fixed costs across a growing asset base, but from needing proportionally fewer additional resources as assets grew. The study found that fund advisers typically expend additional resources for portfolio management, investment research, and fund administration as fund assets grow. For example, an adviser of a fund experiencing 100-percent growth in fund assets may need to add only 5 new hires to a staff of 10 customer service representatives, rather than doubling the staff to address the workload arising from the additional assets. Therefore, customer service personnel costs would be proportionally less for twice the assets.

Industry officials we interviewed also generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisers' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisers we interviewed also agreed that their operations experienced economies of scale.

Some of the studies and industry officials noted that economies of scale should not be assumed to exist on an industrywide level. For example, a study by one industry research organization, Lipper Analytical Services, Inc., stated that the mutual fund industry as a whole does not experience

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[2] Investment Company Institute Perspective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

economies of scale, but individual funds do.[3] In his testimony before Congress, the ICI president offered various explanations as to why asset growth for the industry has not translated into economies of scale for all funds. For example, asset growth arising from the creation of new funds would not likely result in economies of scale because new funds usually incur high costs in their initial periods of operation. In addition, asset growth by certain funds could produce operating efficiencies for those funds but not for others that had not grown.

Substantial Asset Growth From Portfolio Appreciation Should Also Result in Economies of Scale

An additional factor that should contribute to economies of scale among mutual fund advisers was the extent to which their assets grew due to portfolio appreciation. Such growth results as the securities that have been selected and purchased for the fund's portfolio increase in value. As the value of the fund assets increase, the adviser's revenues also increase because it deducts its fee as a percentage of all of the assets in the fund. However, these additional assets would not be accompanied by the additional account processing costs that result from asset growth arising from additional share purchases by new or existing shareholders.

Mutual fund advisers likely experienced such economies of scale because most of the industry's growth in the 1990s resulted from portfolio appreciation. We analyzed industrywide data from ICI on the growth in mutual funds to determine the extent to which funds' asset growth resulted from either additional share purchases by existing and new investors or from appreciation of the securities within fund portfolios. As shown in table 2.1, portfolio appreciation accounted for about 56 percent of the mutual fund asset growth for all stock and bond funds. In contrast, growth resulting from additional investor share purchases accounted for about 44 percent these funds' growth.

Table 2.1: Source of Asset Growth for All Stock and Bond Funds From 1990 to 1998

Fund type	Portfolio appreciation	Investor share purchases	Totals
Stock funds	56.5%	43.5%	100%
Bond funds	54.2%	45.8%	100%
Totals	56.1%	43.9%	100%

Source: GAO analysis of ICI data.

[3] The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998).

Cost Data Not Generally Available for Mutual Fund Advisers' Overall Operations

Determining the extent to which mutual fund advisers experienced economies of scale was not possible because comprehensive data on advisers' costs are not publicly available. Mutual funds are required to disclose certain fees and costs paid by investors that are deducted from fund assets, but these disclosures do not specify the costs that the adviser incurs in providing services to the fund.

Under the requirements of the securities laws, a fund is required to periodically disclose to fund shareholders the costs attributable to individual funds. Among these costs is the fee that the adviser to the fund charges for managing the fund and selecting the investments to be included in its portfolio. In addition, these costs include those resulting from various administrative functions performed as part of operating a fund, such as those for legal services or the printing of required reports.

Under the laws governing mutual fund activities, mutual funds must make publicly available certain financial information applicable to the fund when initially offering shares to the public and on a semiannual basis thereafter. This information includes a balance sheet, which lists the fund's assets and liabilities; and a statement of operations. The statement of operations presents the income and expenses incurred by the fund. A fund's income is generally the dividends and interest earned on the securities in its portfolio. For expenses, the disclosure requirements for the statement of operations are relatively brief and require separate reporting of

- investment advisory, management, and service fees in connection with expenses associated with the research, selection, supervision, and custody of investments;
- amounts paid as part of a 12b-1 plan; and
- any other expense items that exceed 5 percent of the total expenses.

In addition, funds are required to disclose in footnotes to this statement how the management and service fees were calculated. Funds are also required to provide information on the net change in the assets of the fund resulting from operations, which includes any realized and unrealized gains or losses.

Review of the financial statements issued for 35 funds[4] indicated the information disclosed for these funds was generally similar. The total amounts expended for the management or advisory fee and for expenses

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[4] Included among these 35 funds were at least 1 of the funds offered by the 15 advisers that we contacted and a random selection of others that we obtained from public filings made to SEC.

relating to the directors were disclosed for every one of the funds we reviewed. The amounts expended for audit services and shareholder reporting were also shown in the reports of a majority of the 35 funds.

Although funds provide some information on the operating costs of individual mutual funds, the trend in the costs and profitability of advisers that manage mutual funds cannot be identified from the required reporting for individual funds. The information disclosed by funds pertains to the funds' associated income and expenses, but the advisers that operate these funds are separate legal entities with their own revenues and costs. Some of the revenue earned by fund advisers can be determined from the amount of management/advisory fees shown in fund disclosures. However, the reporting does not include disclosure of the specific costs that advisers incur to operate a fund. Nor does the material that mutual fund advisers file with SEC include such information. For example, the salaries of portfolio managers or other executives an adviser employs or the research expenses it incurs are not required to be disclosed. Without knowing the specific costs the adviser incurred to operate the funds it offers, the profitability of most mutual fund advisers cannot be determined. Some of the advisers that manage mutual funds are publicly owned companies and thus are required under other SEC regulations to periodically disclose the financial results of their operations. However, the majority of advisers are privately held and thus not subject to these requirements.

Fund and Other Industry Officials Report that Mutual Fund Operating Costs Have Risen

Only limited public data existed on the individual costs incurred by mutual fund advisers, but this information and industry officials' statements indicated that costs have been rising. Some of the increase in overall operating costs stemmed from the costs of the new services that advisers have added to those they already perform for investors or for the firms that market mutual funds. In addition, overall operating costs have risen due to increases in other areas, including the costs of distribution, advertising, and personnel.

New Services Increase Operating Costs

Mutual fund officials cited new services as an important reason for the increasing costs of operating mutual funds. Testifying before Congress, the president of ICI stated that mutual fund advisers are under substantial competitive pressure to provide enhanced and sometimes costly services. Officials at the industry research organizations and at the mutual fund advisers we contacted also indicated that new and expanded services have raised costs. Among the new services that these firms are adding were new telecommunication services. These included such services as 24-hour telephone centers and voice-recognition systems to provide investors with information and more convenient access to their accounts. Mutual fund

advisers are also increasingly providing information and account access services over the Internet.

Distribution Costs Also Increasing

Mutual fund advisers have also apparently experienced increased costs incurred as part of having their funds distributed. Some broker-dealers whose sales representatives market mutual funds have narrowed their offerings of funds or have created preferred lists of funds, which then become the funds that receive the most emphasis in the marketing efforts made by broker-dealer sales representatives. When a fund is selected as one of the preferred fund families on these lists, the mutual fund adviser is required to compensate the broker-dealer firms. According to one research organization official, there are significantly fewer distributing firms than there are mutual fund advisers. As a result, the mutual fund distributors have the clout to require the advisers to pay more to have their funds sold by the distributing firms' staff. For example, distributors sometimes require fund advisers to share their profits and pay for expenses incurred by the distributing firms, such as requiring an adviser to pay for advertising or for marketing materials that are used by the distributing firms.[5]

Mutual fund advisers' distribution costs are also increased when they offer their funds through mutual fund supermarkets. Various broker-dealers, including those affiliated with a mutual fund adviser, allow their customers to purchase through their brokerage accounts the shares of funds operated by a wide range of fund advisers. Although these fund supermarkets provide the advisers of participating funds with an additional means of acquiring investor dollars, the firms that provide such supermarkets generally require fund advisers to pay a certain percentage on the dollars attracted from purchases by customers of the firm's supermarket. For example, advisers for the funds participating in the Charles Schwab One Source supermarket pay that broker-dealer firm up to 0.35 percent of the amount invested by that firm's customers.

Fund Advertising Costs Also Increasing

Another area in which mutual fund advisers were reportedly experiencing higher costs was in advertising expenditures. According to data compiled by one industry research organization,[6] consumer investment advertising by financial services companies has grown at an annual rate of 33 percent from 1995 to 1998, with nearly $1 billion spent in 1998.

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[5] Amounts paid to fund distributors deducted from fund assets must be paid pursuant to a 12b-1 plan. Other amounts paid to distributors would come out of adviser profits.

[6] "Fund Advertising: Evolving Trends Among Television, Internet, and Print Media," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Jan. 18, 1999).

Industry officials offered various reasons for increased advertising expenditures. As discussed in chapter 4 of this report, mutual fund advisers attempt to compete primarily by differentiating their firms' fund offerings from those of other firms. For example, one industry research organization official indicated that competition among so many funds requires advisers to increasingly promote their particular funds. Mutual fund supermarkets may also increase fund advisers' advertising expenses. Advisers selling through fund supermarkets may find that they avoid the costs associated with a salesforce or certain other expenses. However, increasing the likelihood that investors will select their funds out of all those offered through such supermarkets usually requires that advisers must spend on advertising to increase investor awareness of their funds.

Personnel Costs Also Increasing

Although already paying among the highest levels of compensation, mutual fund advisers apparently have to pay increasing amounts to attract and retain personnel. Mutual fund personnel are among the best-compensated staff among various financial organizations. In 1999, an association for the investment management profession and an executive recruiting firm sponsored a study of compensation for 19 different positions among 7 types of financial industries.[7] Along with mutual funds, the other industries were (1) banking; (2) insurance; (3) investment counseling; (4) pension consulting; (5) plan sponsors, endowments, and foundations; and (6) securities broker-dealers. The study obtained data by survey for staff employed in these industries in various positions; including chief executives, chief investment officers, research directors, securities analysts, and portfolio managers for four different investment types. According to our analysis of the information presented in this study, the industry median compensation for mutual fund industry overall was the highest among the seven industries. Across the various positions, the compensation for mutual fund industry personnel was ranked as the highest or second highest in 13 of the 19 positions surveyed. Specifically, mutual fund industry personnel had the highest compensation in six of the positions, including having the highest median compensation for chief executive officers and for each of the four portfolio manager positions.

Personnel costs are also reportedly rising for mutual fund advisers. Officials with three of the industry research organizations we contacted cited expenses for personnel as an area in which fund advisers have experienced increased costs. An official at one such organization told us that with the low unemployment rate, fund advisers must pay personnel

[7] 1999 Investment Management Compensation Survey, Association for Investment Management and Research and Russell Reynolds Associates (Jul. 20, 1999).

more to avoid losing them and having to replace them with new and untrained personnel.

Officials at the mutual fund advisers we contacted also cited personnel as an area in which their costs were increasing. Many officials noted that mutual fund industry personnel costs are being driven higher due to competition for quality personnel from hedge funds.[*] An official with one large fund adviser told us that increasing the size of compensation packages for portfolio managers was necessary to keep them from leaving to join hedge funds. He likened the market for such staff to that for sports stars.

Information Technology Expenditures Also Increase But May Eventually Reduce Adviser Costs

Fund adviser and other officials also cited the need to make continued investments in their overall information technology resources as a source of increased costs to their operations. For example, officials at one mutual fund adviser told us the staffing of their information technology department has risen from 1 person to over 700 over a 26-year period. Mutual fund adviser and industry research officials also described other information technology expenditures that firms are making; including implementing automated telephone voice processing systems and creating Internet Web sites.

Although mutual fund advisers are reportedly experiencing increased costs resulting from the increased investments they are making in technology and service enhancements, some of these investments may result in reduced operating costs in the future. According to officials at two industry research organizations, the investments that fund advisers make in technologies such as the Internet and voice-processing systems will eventually allow them to reduce service costs. According to an article prepared by one of these research organizations,[*] companies that deploy Web-based customer services can cut their costs by close to half, if not more. For example, the article cites research by one organization that indicated that typical customer service transactions cost $5 if responded to by a live agent, 50 cents if by a voice response system, and a few cents if done on the Web.

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[*] Hedge funds are private investment partnerships or offshore investment corporations that include a general partner, which manages the fund, and a limited number of other investors that usually must meet high minimum investment requirements.

[*] "How Fund Companies Are Using the Internet to Strengthen Customer Relationships and Cut Costs," Mutual Fund Café: Inside Scoop, DeRemer & Associates and Wechsler Ross & Partners (Aug. 1998)

Asset Growth Has Varying Effects on Fund Advisers' Costs

Fund asset growth can affect advisers' costs in varying ways. Although mutual fund advisers' costs were reportedly rising, industry officials explained that these costs do not generally rise smoothly as assets increase. Officials also indicated that advisers' costs rise more when their asset growth comes from new accounts rather than from existing shareholders.

Adviser Costs Do Not Rise Smoothly

According to industry officials, the costs of providing mutual fund services may not rise in a smooth, continuous way. Officials at the mutual fund advisers we contacted told us that some of their operating costs increase in a staggered fashion as their assets grow. For example, officials at one adviser said that as their assets grow, they find that the number of staff performing certain functions, such as answering customer inquiries, can stay the same for some time. However, when assets reach a certain level, they find that they must add additional staff to address the additional workload. Therefore, although assets may be growing steadily, many of their costs remain temporarily fixed until certain asset levels are reached; then their costs rise to a new, higher fixed level. Officials at another fund adviser explained that other costs are more fixed; thus, as assets grow, these costs go down on a per-share basis. Such costs would include the cost of maintaining custody[10] over the securities invested in by their funds.

New Accounts Also Increase Adviser Costs

Fund adviser officials also explained that if their asset growth comes from new accounts, then their costs correspondingly increase more than if the additional dollars came instead from existing shareholders. Officials at one mutual fund adviser told us much of the industry's asset growth has come from new, smaller accounts. They said that such accounts are more expensive to service than larger accounts on a per dollar basis, because each account requires a minimum level of service regardless of size.

However, we analyzed data on shareholder accounts compiled by ICI. Although the number of shareholder accounts for stock funds has grown by over 430 percent, from 22 million in 1990 to about 120 million in 1998, this was less than the growth in the assets of these funds, which grew by over 1,100 percent during that same time frame.

Changes in the average account size at individual mutual fund advisers can affect these firms' costs. For example, officials at one mutual fund adviser reported to us that their average account size had fallen from $12,000 to

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[10] Mutual funds pay such costs to entities known as custodians, which provide for the safekeeping of stock certificates and other assets owned by the funds.

$9,000, with its median size being $1,500. According to this firm's officials, having more, smaller accounts increases their overall servicing costs.

Although some firms may experience a decline in their average account size that results in an increased cost per account, industrywide data indicated that this is not affecting all firms. According to our analysis of ICI data, the average account size for all stock funds in the industry has risen by 127 percent, from just under $11,000 in 1990 to almost $25,000 in 1998. The average account size in 1998 for bond funds has increased similarly since 1990 as well.

Fee Revenues Have Increased Significantly

Although comprehensive data on the costs fund advisers incurred was not available, the revenue fund advisers and other service providers collect as fees from the mutual funds they operate appears to have increased significantly. The fee revenues earned by the advisers and service providers of the largest mutual funds have also risen significantly during the 1990s.[11] The amount of fees collected on a per account basis has also risen.

As mutual fund assets have grown, the revenues that fund advisers and other service providers collect through the fees they deduct from these funds have also risen. ICI provided us with data on the assets and operating expense fee revenues for 4,868 stock and bond funds, which their officials indicated represented over 90 percent of the total industry assets for these fund types.[12] As shown in table 2.2, our analysis of this data indicated that asset growth has led to comparable growth in the fee revenues earned by mutual fund advisers and other service providers.

Table 2.2: Growth in Mutual Fund Assets and Estimated Fund Adviser and Other Service Provider Fee Revenues 1990-1998

Dollars in millions

Fund type	Total assets			Estimated fund adviser and provider fee revenues[a]		
	1990	1998	Percentage change	1990	1998	Percentage change
Stock	$256,766	$2,396,410	833%	$2,544	$22,931	801%
Bond	268,529	698,365	160	2,408	5,933	146
Totals	525,295	3,094,775	489	4,952	28,864	483

Source: GAO analysis of data from ICI.

[11] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[12] The total asset amounts differ from those presented elsewhere in this report because the data ICI provided for this revenue analysis did not include any funds sold as part of variable annuity products.

The largest funds have also produced more revenue for their advisers and other service providers during the 1990s. Using 1998 data, we identified the 77 largest stock and bond funds that had been in existence since 1990.[13] For these funds, we found that the advisers and service providers operating these funds collected $7.4 billion in revenues from the fees deducted from these funds' assets in 1998. As shown in table 2.3, this was over $6 billion, or almost 560 percent more than they earned in 1990.

Table 2.3: Assets and Fee Revenues for 77 Largest Mutual Funds for 1990-1998

Dollars in millions

	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Total assets	$164,425	$232,985	$303,339	$409,755	$432,241	$595,857	$745,889	$954,725	$1,157,219	604%
Total fee revenue	$1,128	$1,640	$2,157	$2,986	$3,255	$4,488	$5,387	$6,347	$7,428	559

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Some of the largest funds experienced significant increases in their fee revenues from 1990 to 1998. For example, the assets of the largest stock fund grew 580 percent from $12.3 billion in 1990 to $83.6 billion in 1998. The revenues of the adviser and other service providers for this fund grew 308 percent, increasing from about $127 million to over $518 million during the same period. As the assets of another stock fund grew 825 percent from $5.6 billion in 1990 to $51.8 billion in 1998, its adviser's adviser and other service providers' revenue increased 729 percent, growing from $38.7 million to $321 million during the same period.

On an industrywide basis, the average amount of total revenues fund advisers and other service providers earned per investor account has also risen. According to data compiled by ICI, the increase in fee revenues on a per account basis has been less dramatic than the increases in total fee revenues shown above. As shown in table 2.4, the average fees collected by fund advisers and other service providers per account rose 61 percent for stock funds and 37 percent for bond funds from 1990 to 1997.[14]

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[13] Using data as of February 24, 1998, we identified these funds as being the largest funds that had been in existence since at least 1990. These 77 funds included 46 stock funds (including 5 hybrid funds that invested in both stocks and bonds), each with assets over $8 billion; each of the 31 bond funds had assets of $3 billion. Collectively, these 77 funds had combined assets of $1,157 billion in 1998 and represented nearly 28 percent of the $4,174 billion in total industry assets invested in these types of funds. As of that date, 10 other funds had similar levels of assets as the funds in our analysis; we did not include them in our analysis because they had been created after 1990.

[14] ICI did not provide data on the number of accounts for 1998.

GAO/GGD-00-126 Mutual Fund Fees

Table 2.4: Average Fees Collected For Stock and Bond Funds In Dollars Per Account from 1990 to 1997

Type of fund	1990	1991	1992	1993	1994	1995	1996	1997	Percentage change
Stock	$102	$106	$122	$136	$138	$135	$150	$164	61%
Bond	184	180	210	230	237	223	235	251	37

Source: GAO analysis of data from ICI.

Data for Some Mutual Fund Advisers Indicates Profitability Has Been Increasing

Recent data on the profitability of mutual fund advisers were generally limited to a few studies done by industry research organizations.[15] As noted previously, financial statements are not available for most mutual fund adviser firms. Although hundreds of mutual fund advisers exist, information was available for only a small subset of firms that have issued securities to the public, which requires them to file publicly available financial statements with SEC. The financial results of these public mutual fund adviser firms may not be representative of the industry as a whole because the public firms tend to be among the largest firms. However, analysis of information for some of these firms indicated that they were generally profitable and that their profitability had been increasing.

An analysis by 1 industry research organization of 18 mutual fund advisers indicated that these firms' revenues were generally growing faster than their expenses. This organization, Strategic Insight, LLC., annually reports on trends in mutual fund adviser costs and profits by using data for those advisers that have issued securities to the public and thus are required to make their financial statements publicly available. For its analysis, Strategic Insight reviewed the financial results from 1994 to 1998 for 18 public companies[16] that manage mutual funds and other private account assets. According to its report, these 18 firms managed about $1.1 trillion in mutual fund assets and accounted for about 20 percent of total industry assets in 1998. As shown in table 2.5, the operating expenses for the 18 companies have been rising since 1995, but their data indicated that the rate of increase has been slowing each year.

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[15] The studies we identified that addressed mutual fund adviser costs or profitability included _Money Management Financial Comparisons 1998_, Strategic Insight, LLC. (New York, NY: Apr. 1999); _The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update)_, Lipper Analytical Services, Inc. (Sep. 1998); and _Price Valuation and Performance Analytics_, Putnam Lovell Thornton & LaGuardia (Apr. 1999).

[16] The companies include AMVESCAP PLC, Affiliated Managers Group, Alliance Capital L.P., Eaton Vance, Franklin Resources, Federated Investment, Gabelli Asset Management, Kansas City Southern (financial group only), Liberty Financial, PIMCO Advisors L.P., Phoenix Investment Partners, Pioneer Group, Pilgrim America, The John Nuveen Company, Nvest L.P., T. Rowe Price, United Asset Management, and Waddell & Reed.

Table 2.5: Change in Revenue and Expenses From Prior Year and Resulting Operating Margin for Public Asset Management Companies

	1995	1996	1997	1998
Fee revenue growth	43%	36%	34%	28%
Operating expense growth	48	34	31	27
Operating profit margin[a]	33	34	35	36

[a]Operating margin is the percentage that operating profit (revenue minus expenses) represents of total revenue before taxes.

Source: Strategic Insight, LLC., analysis of 18 public companies

Although the Strategic Insight data shows that expenses have been increasing for these companies, it also showed that their revenues were, on average, increasing at a higher rate than their expenses between 1996 to 1998.

As table 2.5 also shows, Strategic Insight found that as measured by profit margins, the profitability of these mutual fund management companies has been increasing. In 1998, Strategic Insight's calculations indicated that these 18 companies' pretax operating profits, calculated by subtracting total expenses from total revenues before subtracting taxes, averaged about 36 percent of their revenues.

These mutual fund advisers also appear generally profitable compared to firms in other industries. A commonly used measure of profitability is return on equity, which is the ratio of profits to the amount of equity invested in the business by the firm's owners, which is derived by subtracting the firm's liabilities from its assets.

The Strategic Insight data lacked complete information on all 18 publicly traded mutual fund advisers, but we were able to assess the rates of return on equity of 9 of the advisers as far back as 1995. From 1995 to 1998, the returns on equity for these nine firms were generally consistent and ranged, on average, between 23 and 26 percent during these years, with the 26 percent occurring in 1998. This was comparable to the 500 U.S. companies in the Standard & Poor's 500 index, whose return on equity had averaged 22 percent from 1995 to 1999.

Mutual Fund Operating Expense Ratios Generally Declined

Previously completed studies of trends in the operating expense ratios charged by mutual funds produced varying conclusions as to whether such fees were declining or increasing and faced criticism over the methodologies they used. Our own analysis indicated that the expense ratios charged by the largest funds were generally lower in 1998 than their 1990 levels, but this decline did not occur consistently over this period. The expense ratios for the largest stock funds, which experienced the greatest asset growth during the 1990s, declined more than had the largest bond funds, whose expense ratios had generally remained flat. Finally, not all funds have reduced their fees despite experiencing growth in their assets. Our analysis of the largest funds indicated that 25 percent of the funds whose assets grew by 500 percent or more since 1990 had not reduced their expense ratios by at least 10 percent by 1998, including some funds that raised their fees.

Studies Also Find Mixed Trend in Fees Across Industry

Studies and analyses that looked at the trend in operating expense ratios and other charges to mutual fund investors had generally mixed findings, with some finding fees have risen and others finding them to have declined. Questions were raised about the conclusions of some of these studies because of the methodologies they used.

Some Studies Find Declines in Mutual Fund Fee Charges

Some of the studies we reviewed that had looked at the overall trend in mutual fund fees since 1990 found that the operating expense ratios and other charges were declining. Among these were a series of studies conducted by ICI, which looked at the trend in mutual fund fees charged by stock and bond funds.[1] In these studies, ICI combined funds' annual operating expense ratios with an amortized portion of any sales loads charged.[2] To calculate the average total annual costs for all funds, ICI multiplied each fund's total cost by the proportion that its sales represented of all fund sales that year. ICI stated that this methodology was intended to incorporate all of the costs that an investor would expect to incur in purchasing and holding mutual fund shares. Weighting these costs by fund sales was intended to reflect the costs of funds actually being chosen by investors each year.

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[1] The three ICI studies were: Trends in the Ownership Cost of Equity Mutual Funds, November 1998; Total Shareholder Cost of Bond and Money Market Mutual Funds, (Washington, D.C.: Mar. 1999); and Mutual Funds Costs, 1980-1998, (Washington, D.C.: Sep. 1999). ICI also issued a related study of economies of scale that also included fee trend information: Investment Company Institute Perspective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

[2] To account for any sales loads charged, the ICI researchers spread (or amortized) the load charges over numerous years according to estimates of the average period over which investors hold their funds. Thus, the total costs to fund shareholders each year was calculated as the annual operating expenses plus that year's proportionate share of any applicable sales load.

Using this methodology, ICI found that the total costs investors incurred as part of purchasing mutual funds declined 40 percent between 1980 and 1998 for stock funds and 25 percent between 1980 and 1997 for bond funds. The studies also reported that a significant factor in the declining investor costs was the shifting by investors to lower cost funds. This shift by investors was also reflected in data showing faster growth in no-load funds than load funds. The ICI studies reported that a general decline in distribution costs (sales loads and 12b-1 fees) also contributed to the overall decline in investor costs.

Other Studies Found Fees Rising

In contrast, some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising. These included analyses by academic researchers, industry research organizations, and regulators. For example, an analysis by an academic researcher indicated that the median asset-weighted average operating expense ratio of funds in the industry had increased by 7 percent from 1987 to 1998. An internal study by SEC staff found that median expense ratios had increased by 11 basis points from 1979 to 1992.

Criticisms Raised Regarding the Methodologies Used by Some Fee Studies

The conclusions reached by some of the mutual fund fee studies have been criticized because of the methodologies used. Some industry participants were critical of the conclusions reached in the ICI studies because it calculated average annual shareholders' costs by weighting them by each fund's sales volume. For example, analysts at one industry research organization acknowledged that the ICI data may indicate that the total cost of investing in mutual funds has declined. However, they said that because ICI weighted the fund fees and other charges by sale volumes, the decline ICI reports results mostly from actions taken by investors rather than advisers of mutual funds.[3] These research organization officials noted that ICI acknowledged in its study that about half of the decline in fund costs resulted from investors increasingly purchasing shares in no-load funds.

Criticisms were also made of some studies or data that reported that the mutual funds fees had been rising. Such studies usually did not focus on a fixed number of funds over time but instead averaged the fees of all funds in existence each year. Critics noted that the averages calculated by these studies would be biased upwards by the increasing number of new funds, which tend to have high initial expenses until certain asset levels are reached. Such averages would also be influenced upwards by the

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[3] Morningstar.Net Commentary: Revisiting Fund Costs: Up or Down?, Scott Cooley, Morningstar, Inc. (Feb. 19, 1999).

increasing prevalence of funds with more specialized investment objectives, such as international funds, which usually have higher research costs and thus tend to have higher expense ratios overall than other funds.

Largest Mutual Funds Generally Grew Faster Than Industry Average

Our analysis indicated that the largest funds grew more than other funds in the industry. As shown in table 3.1, the average size of the 46 largest stock funds increased by about 1,100 percent from 1990 to 1998; the average size of all other stock funds increased by about 300 percent. Combined, the average size of the largest stock and bond funds grew by about 600 percent during this period as compared to the approximately 200-percent increase in the size of all other stock and bond funds.

Table 3.1: Average Size of Stock and Bond Mutual Funds from 1990 to 1998

Dollars in millions

	Average size of fund		
Largest Funds	1990	1998	Percentage change
46 stock funds	$1,828	$21,459	1,074%
31 bond funds	2,551	5,828	128
Total for largest funds	2,135	15,029	604
All other funds in industry			
Stock funds	159	602	279
Bond funds	206	291	41
Total for all other funds	178	484	172

Source: GAO analysis of data from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Among Largest Funds, Average Expense Ratios Declined for Stock Funds but Less so for Bond Funds

Because they grew more than other funds, the largest funds would likely have been subject to the greatest economies of scale, which could have allowed their advisers to reduce the fees they charge investors. In general, the expense ratios on large mutual funds investing in stocks have been reduced since 1990, but the ratios of funds investing primarily in bonds have declined only slightly since then. In addition, these declines did not occur consistently over the period from 1990 to 1998.

According to our own analyses and those performed by others, larger mutual funds have generally reduced their operating expense ratios during the 1990s. Using the data we collected on the 46 largest stock and 31 largest bond funds in existence from 1990 to 1998, we calculated a simple average of their operating expense ratios. The simple average represents the fee an investor would expect to pay by choosing among the funds at random. As shown in figure 3.1, the average expense ratio per $100 of assets for largest stock funds declined from 89 cents in 1990 to 71 cents in 1998, which was a decline of 20 percent. The expense ratio for the largest

bond funds was 66 cents in 1990 and 64 cents in 1998, a decline of 3 percent.

Figure 3.1: Average Expense Ratios for 77 Largest Stock and Bond Mutual Funds From 1990 to 1998



Source: GAO analysis of data from from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Analysis by the mutual fund industry association, ICI, also found that the advisers of large stock funds had generally reduced their funds' operating expense ratios. In its November 1998 study, ICI presented its analysis of data on the 100 largest stock funds established before 1980. It reported that the simple average of the operating expense ratios for these funds had declined from 82 cents in 1980 to 70 cents in 1997, representing a decline of about 15 percent.

The decline in the fees charged by the largest stock and bond funds did not occur consistently over the period from 1990 to 1998. For both the stock funds and the bond funds in our analysis, we calculated the percentage that operating expense revenues represented of these 77 funds' total assets during 1990 to 1998. This represents what the average dollar invested in these funds was charged in fees during this period. As shown in table 3.2,

the fees paid by the average dollar invested in the largest stock funds rose in the first years of this period before declining in the last several years. As table 3.2 also shows, the fees paid by the average dollar invested in the largest bond funds remained relatively constant during this period but also declined in the most recent years.

Table 3.2: Asset-Weighted Average Operating Expense Ratios for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Asset Growth Usually Resulted in Lower Expense Ratios but Not All Funds Made Reductions

Although mutual funds in general appear to have reduced their operating expense ratios, our analysis and those by others indicated that not all funds had. The more funds' assets had grown, the more likely the fund adviser was to have reduced the expense ratios of those funds. Even among funds that grew significantly, however, not all had reduced their ratios by more than 10 percent.

Most Large Funds Had Reduced Expense Ratios

Our analysis and those by others indicated that the advisers for most large funds had reduced their funds' expense ratios. Of the 77 large funds for which we collected data, 54 funds, or 70 percent, had lower operating expense ratios in 1998 than they had in 1990 (see table 3.3). As can also be seen, the largest bond funds were less likely to be charging lower fees than were stock funds; 48 percent of the bond funds had lower expense ratios compared to 85 percent of the stock funds.

Table 3.3: Change in Operating Expense Ratios Charged by 77 Largest Stock and Bond Funds 1990-1998

Type of fund	Funds that reduced fees		Funds with no change in fees		Funds that raised fees		Total number of funds
	Number	Percentage	Number	Percentage	Number	Percentage	
Stock	39	85%	2	4%	5	11%	46
Bond	15	48	2	6	14	45	31
Total	54	70	4	5	19	25	77

Note: percentages do not total to 100 percent due to rounding.

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

ICI also found that the expense ratios of large funds had declined over time. In its December 1999 study that discussed economies of scale for mutual funds, ICI provided data on the trend in operating expense ratios for 497 stock funds in existence as of 1998. ICI selected these funds because they all had assets of at least $500 million and thus had

experienced significant asset growth and likely reached sufficient size to realize economies of scale. ICI reported that 368, or 74 percent, of these 497 funds had lower operating expense ratios as of 1998 than they had charged in their first full year of operation. Conversely, the expense ratios of the other 129, or 26 percent, of the funds ICI reviewed had either not reduced their ratios or had raised them since their first full year of operation.

The data on the largest funds cannot be used to ascertain what the trend in operating expense ratios has been for the industry as a whole. As noted, our sample consisted of the 77 largest funds in existence since 1990. ICI's study reviewed 497 funds with assets of over $500 million. In both analyses, the percentage of funds that had reduced their expense ratios was about the same. SEC officials that reviewed our analysis noted that reviewing data for only the largest funds would bias the results towards those funds most likely to have reduced their expense ratios. As a result, a review of funds outside the largest funds could find that a smaller percentage of funds had reduced their expense ratios to any significant degree.

Funds With More Asset Growth More Likely to Reduce Expense Ratios, But Not all Funds Made Significant Reductions

In analyzing the largest mutual funds, we found that the largest reductions in expense ratios generally involved funds with the greatest growth in assets. Conversely, increases in expense ratios tended to involve funds with more modest asset growth and a few funds with asset reductions. However, our analysis also showed that not all funds that experienced significant asset growth had reduced their operating expense fees by at least 10 percent over the period from 1990 to 1998.[4]

The more a fund's assets grew, the more likely its adviser was to have reduced the expense ratio. As shown in table 3.4, the more the assets of the 46 largest stock funds had increased since 1990, the more likely they were to have lower operating expense ratios in 1998. However, not all funds had lower expense ratios even when they experienced significant asset growth. As can be determined from table 3.4, the assets of 40 of the large stock funds grew 500 percent or more from 1990 to 1998. Of these 40 funds, 10 funds, or 25 percent, had not reduced their operating expense ratios by at least 10 percent in the 9 years since 1990; and 2 of the funds were charging higher ratios in 1998 than they had in 1990.

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[4] We used 10 percent as the threshold for identifying a significant reduction because 10 percent is a traditional accounting measure of materiality, and it appeared to be a reasonable amount given the level of asset growth that occurred during this 9-year period.

Table 3.4: Relationship of Asset Growth and Change in Operating Expense Ratios for Largest Stock Funds 1990-1998

Change in operating expenses	+1,000	+500 to 1,000	+200 to 500	+200 to 0	Decline in assets	Total
Reduction over 30 percent	14	2				16
Reduction between 10 and 30 percent	7	7		1		15
Reduction under 10 percent	4	2	2			8
No change	1	1				2
Increase under 10 percent	1					1
Increase between 10 and 30 percent				1		1
Increase over 30 percent	1		1	1		3
Total	28	12	3	3	0	46

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Although bond funds had generally experienced less growth than had stock funds, a similar relationship between asset growth and operating expense reductions also existed for the largest bond funds that we analyzed. As table 3.5 indicates, bond funds whose assets had grown since 1990 were more likely to be charging lower operating expense ratios in 1998. However, similar to the stock funds, not all of the advisers for bond funds with significant asset growth had reduced their funds' fees. As can be determined from table 3.5, the assets of 11 of the large bond funds grew 500 percent or more from 1990 to 1998. Of these 11 funds, 3 funds, or 27 percent, had not reduced their expense ratios by at least 10 percent in the 9 years since 1990.

Table 3.5: Relationship of Asset Growth and Change in Operating Expense Fees for Largest Bond Funds 1990-1998

Change in operating expenses	+1,000	+500 to 1,000	+200 to 500	+200 to 0	Decline in assets	Total
Reduction over 30 percent	1					1
Reduction between 10 and 30 percent	4	3	2	1		10
Reduction under 10 percent	1		2	1		4
No change		1		1		2
Increase under 10 percent		1			2	3
Increase between 10 and 30 percent			2	5	1	8
Increase over 30 percent				2	1	3
Total	6	5	6	10	4	31

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The December 1999 ICI study also reported that advisers for funds with greater asset growth had generally reduced their funds' operating expense fees by the largest amounts. Among the 497 funds, ICI determined that the funds in the top 20 percent of asset growth had reduced their operating expense ratios on average by 51 cents per $100 of assets. In contrast, the

decrease in the expense ratio for the funds in the bottom 20 percent of asset growth averaged only 5 cents per $100 of assets

Funds with Higher Operating Expense Ratios Made Greater Reductions Than Funds With Lower Ratios

The extent to which advisers reduced a fund's expense ratio appears to depend on the initial level of the ratio. In its December 1999 study, ICI found that changes in operating expense ratios among the 497 stock funds they analyzed were related to the level of the fees the funds charged when they first began operations. To conduct its analysis, ICI divided the 497 stock funds into 5 equal groups (quintiles) after ranking them by the expense ratios they charged during their first full year of operations. ICI reported that the funds in the quintile with the lowest ratios initially were charging an average of about 50 cents per $100 of assets. By 1998, the average expense ratio charged by these funds had increased by 7 cents. In contrast, the funds in the quintile with the highest fees had an average operating expense ratio in the initial period of $1.86, and by 1998 they had reduced their ratios by an average of 76 cents.

Our own analysis of the largest mutual funds confirmed this relationship between relative fee levels and subsequent operating expense ratio changes. To perform this analysis, we separated the 77 largest stock and bond funds into 2 groups based on whether their operating expense ratios were higher or lower than the combined average for each type of fund[5] in 1990. This resulted in 29 funds whose 1990 expense ratios were higher than the average charged by funds of their type in 1990 and 48 funds whose ratios were lower. As shown in figure 3.2, the average ratio for the 29 high-fee funds declined from $1.22 to 92 cents; the average ratio charged by 48 low-fee funds remained relatively flat at about 54 cents.

[5]We computed separate averages for each fund type. This resulted in the 46 stock funds being separated into 19 funds with fees higher than the stock fund average fee and 27 funds below the average. The 31 bond funds included 10 high-fee funds and 21 low-fee funds.

Figure 3.2: Average Operating Expense Ratio From 1990 to 1998 for Funds With Above and Below Average Fees in 1990



Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The relative asset growth of these funds also may help to explain the changes in their operating expense ratios. Our analysis of these large funds indicated that the 29 higher fee funds had experienced a larger increase in assets than the 48 lower fee funds. As shown in table 3.6, the 29 funds grew 901 percent in average fund size during 1990-98, almost twice the 496-percent growth in average fund size of the other 48 funds. These results are consistent with our previously discussed findings discussed previously that greater asset growth is generally associated with greater reductions in expense ratios.

Table 3.6: Change in Average Size in Assets and Operating Expense Ratios from 1990 to 1998 for Largest Funds by Relative Fee in 1990

Type of fund	Asset size of average fund (dollars in millions)			Operating expense ratio (in dollars per $100 of assets)		
	1990	1998	Percentage change	1990	1998	Percentage change
High fee funds	$1,515	$15,162	901%	$1.22	$.92	-25%
Low fee funds	2,510	14,948	496	.54	.54	0
Total	2,135	15,029	604	80	68	-15%

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Competition in Mutual Fund Industry Does Not Focus on Fees

The structure and nature of competition in the mutual fund industry appear to resemble the type of market referred to by economists as "monopolistic competition."[1] In industries with this type of competition, entry is easy and many firms are present. Also, products differ from one another, which lessens direct competition on the basis of price. Our review found that the mutual fund industry has characteristics of a monopolistically competitive market. Although thousands of mutual funds appear to compete actively for investor dollars, this competition has not focused primarily on the price of the service—i.e., fees charged to shareholders. Instead, mutual funds compete primarily on performance returns, which implicitly consider fees, services, and other fund characteristics.

Mutual Fund Industry Exhibits Characteristics of Monopolistic Competition

In general, the mutual fund industry exhibits the characteristics of monopolistic competition. As stated above, markets or industries where monopolistic competition prevails typically have large numbers of firms and easy entry into the market/industry. Such industries also offer products that differ from one another in terms of quality, features, or services included. Our review, and the analyses of others, found that the mutual fund industry, with its numerous participants, easy entry, and many different products, has the traits of a monopolistically competitive market.

Characteristics of a Monopolistically Competitive Market

Economists often classify industries by the prevailing type of competition for products in those markets. For instance, perfectly competitive markets have large numbers of competing firms, easy entry into the industry, and standardized products. Such markets have commodity-like products; all units offered are basically the same, such as agricultural products. In such markets, the products of one firm are often very close or perfect substitutes for those offered by other firms. Firms in markets with perfect competition are unable to charge a price different from that set by the market.

Industries where monopolistic competition prevails usually have large numbers of firms and easy industry entry, but products are differentiated by characteristics, such as quality or service. Because their products differ, firms can charge different prices from other firms in the industry. This ability to distinguish one firm's product from that of others, results in somewhat higher pricing levels than would result from a perfectly competitive market. In such markets or industries products are promoted

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[1] In addition to monopolistic competition, economists also classify the nature of competition prevailing in markets into at least three other types that include perfect competition, oligopoly, and monopoly. The distinguishing features of each type vary across various characteristics, including the number of firms, ease of entry, degree of product differentiation, and competitive strategies used.

by brand, rather than price. Various features, such as quality, service, or other characteristics, differentiate products from one another, accordingly, prices differ.

The markets for various retail products and personal services are among those generally characterized by monopolistic competition. For example, one market that could be considered to have such competition could be medical services, such as doctors or dentists. These professionals generally do not compete primarily on the basis of the price of their services but instead rely on their reputations for quality and their physical location to attract customers. Other product markets that could be characterized as monopolistically competitive could include those for snack foods. Although a grocery would likely offer the widest selection and the lowest prices for snack foods, such products are also available at convenience stores, gas stations, and vending machines. These other retail outlets generally charge more for similar items but attract customers by offering more convenient locations and a reduced effort on the part of customers to make a purchase.

Large Numbers of Competing Funds and Fund Complexes Exist

The mutual fund industry is characterized by a large and growing number of funds. As shown in figure 4.1, the number of individual mutual funds in the industry has grown significantly since the early 1980s.

Figure 4.1: Number of Mutual Funds from 1984 to 1998



Number of funds

Calendar year

Money market funds
Hybrid funds
Bond funds
Stock funds

Source: GAO analysis of data from ICI.

Figure 4.1 shows that from 1984 to 1998, the total number of funds grew almost 500 percent, from over 1,200 to about 7,300. The number of stock funds increased 650 percent during this 15-year span to about 3,500, and the number of bond funds grew by 730 percent to about 2,300. The number of funds increased most dramatically during the 1990s, as over 4,200 new funds were created between 1990 and 1998. Stock funds represented more than half of the 1990s growth, increasing in number by over 2,300 funds.

The number of fund families also rose significantly during the same period. As shown in figure 4.2, the number of families grew from 193 in 1984 to 418 in 1998, a 117-percent increase over the 15-year period. Growth during the 1990s was more modest than in the 1980s, as the number of fund families

increased by 94 from 1990 to 1998 compared to an increase of 201 from 1984 to 1990.

Figure 4.2: Number of Mutual Fund Famililes for Selected Years From 1984 Through 1998



Number of fund and families

Source: ICI.

Concentration of assets under management in the mutual fund industry has changed little since 1984. Data compiled by an industry research organization showed that the 20 largest fund families accounted for about 65 percent of the total assets as of November 1998, compared to about 67 percent in March 1984. A statistical measure of industry concentration known as the Herfindahl-Hirshman Index,[2] which is used by the Department of Justice in assessing antitrust cases, also shows that the mutual fund industry is not concentrated. On a scale with a maximum value of 10,000, the mutual fund industry scored 329 as of May 1997, slightly lower than its score of 350 in 1984.

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[2] The index determines a score of industry concentration based on the percentage market share of each firm in the industry. An index score of close to 0 would indicate perfect competition —where all firms have equal market shares—but a score of 10,000 would indicate a monopoly—where one firm has the entire market to itself. Therefore, the lower the index score, the higher the level of competition in the industry; conversely, the higher the score, the lower the level of competition.

Although Some Barriers Exist, Most Saw Relative Ease of Entry into Industry

Most of the officials we contacted, and documents we reviewed, indicated that entry into the mutual fund industry has been relatively easy. As previously discussed, ease of entry is a characteristic of monopolistic competition. In 1998 testimony before Congress,[3] the ICI president indicated that barriers to entry were low, as start-up costs were not high and firms did not have to register in each state. Some officials explained that entry into the industry was also easy because new mutual fund advisers can quickly be operational by contracting with one or more of the various organizations that specialize in providing many, if not all, of the administrative services and functions required to operate a mutual fund.

Another factor officials cited that likely increases funds' ability to compete is the advent of fund "supermarkets." In recent years, various mutual fund or broker dealer firms have created fund supermarkets, through which they provide their customers the opportunity to invest in a wide range of funds offered by different mutual fund families. Industry officials said that such supermarkets provide small or new fund advisers access to investors.

Not all of the officials we contacted agreed that barriers to entry are low in the mutual fund industry. For example, an official of an organization that researches the mutual fund industry told us that start-up costs for new funds are high because a fund typically needs to attract at least $100 million in assets before it adequately covers its costs. Another industry research organization official said that one significant barrier to entry is that new entrants lack a long enough performance history to be rated by the major mutual fund rating services. Many officials remarked that these ratings greatly influence investors' fund choices. Thus, new funds without such ratings would have much more difficulty attracting investors. Another barrier to entry faced by new fund advisers is obtaining adequate distribution of their funds. Recently, fund distributors, such as broker-dealer firms, have been reducing the number of funds and fund families they are willing to promote and increasing charges for their services, further escalating start-up costs.

Alternative Financial Products Also Represent Competition to Mutual Funds

In addition to the large numbers of competing firms in the mutual fund industry, other similar financial products also likely create competition for mutual funds. Currently investors seeking to invest in portfolios of securities, which is the type of investment that mutual funds offer, can also choose to purchase other products whose values are derived from the prices of various underlying securities. For example, World Equity

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[3] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, September 29, 1998.

Benchmark Shares (WEBS), which are traded on the American Stock Exchange, allow investors to purchase shares whose values are intended to track the prices of a selection of foreign stocks from various countries. Other firms have begun offering investors the opportunity to invest in custom-designed baskets of securities. With the dramatic decrease in the commissions charged to conduct individual securities transactions and the ability of investors to conduct their own transactions through on-line brokerage accounts, investors could also create their own portfolio of securities without having to invest in mutual funds.

Mutual Funds Offer Differentiated Products

Another characteristic of the mutual fund industry consistent with monopolistic competition is that it offers differentiated products. Although all mutual funds basically offer investors a standardized means for investing in a pool of diversified securities, firms offering mutual funds compete by attempting to differentiate their products from others. Mutual funds invest in a variety of securities that can be grouped primarily into three categories: stocks, bonds, and money market instruments. However, within these categories, funds can further differentiate the nature and/or mix of securities or bonds in the fund's portfolio, such as by investing in

- stocks of large, mid-size, or small companies;
- bonds of corporations or government entities;
- bonds with different maturities; or
- stocks or bonds of domestic or foreign companies or governments.

A fund's portfolio manager can be another differentiating factor. Funds commonly have specific portfolio managers who make investment decisions for the fund. At times, the popularity of a particular fund portfolio manager can be such that investors view that manager's fund as unique even though many other funds may exist that invest in similar types of securities.

Yet other differentiating factors would be the number and quality of services provided to shareholders. Among other services, the fund officials we met with spoke of providing 24-hour telephone service, allowing investors to access their accounts over the Internet, and providing well-trained customer service staff.

Mutual Fund Industry Generally Does Not Attempt to Compete On Basis of Fees

The competitive conduct of firms within the mutual fund industry does not generally emphasize the fees investors pay for the service. Instead, mutual fund advisers seek to differentiate their offerings primarily by promoting their funds' returns and their fund families' services. However, the potential for differentiation varies among the three primary fund categories. Because equity funds generally have the greatest variety of investment alternatives and styles, they have the greatest potential for differentiation. Because money market funds are the most standardized, they have the least potential for differentiation. Bond funds tend to be somewhere between the other two, although more like money market funds. Most officials saw these differences as leading to greater variation in the level of fees charged by stock funds than for bond and money market funds.

In general, firms offering mutual funds attempt to compete by emphasizing factors other than the operating expense fees they charge for their services. Although markets with commoditylike products usually compete primarily on the basis of price, when products can be differentiated, price competition tends to be less important than other factors. One academic analysis[4] characterizes a monopolistically competitive industry as offering products that are near, but imperfect, substitutes. According to this study, to avoid competing on price, firms will strive to differentiate their products from those of their rivals, allowing them to set prices within a market niche. The authors describe various other factors, besides price, through which mutual funds can seek to differentiate themselves. These factors include funds' investment selections, trading and execution abilities, customer recordkeeping and reporting, and investor liquidity services. For example, funds can emphasize investor liquidity services by allowing investors to switch from one fund to other funds in the fund family by telephone.

In the academic papers and speeches we reviewed and the interviews we conducted, observers agreed that although the importance of fees to competition varies by fund type, mutual funds do not compete primarily on the basis of their operating expense fees. Observers noted that because the range of securities in which money market funds and bond funds can invest is generally more restricted than for other funds, they are not as differentiated and are more commoditylike. Therefore, fees for these funds can have a greater effect on their performance relative to other money market and bond funds and, thus, on their ability to compete. According to

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[4] "Competition and Change in the Mutual Fund Industry," Financial Services: Perspectives and Challenges, Erik R. Sirri and Peter Tufano, HBS Press (Boston, MA.: 1993).

one industry research organization's analysis, fees can dictate whether bond funds succeed or fail. This analysis indicated that for one type of fund—municipal bond funds—just a few basis points difference in operating expense fees can be critical to the overall performance of the fund because the returns on these funds vary so little from those of their peers.[5]

The greater importance of operating expense fee levels to money market and bond funds influences the fees that fund companies set for these types of funds. For example, firms offering money market funds, for competitive reasons, often waive portions of asset fees as a means of attracting additional assets to their funds. Industry officials also said that the less diverse nature of money market and bond funds contributes to their having lower fees than most stock funds.

For stock funds, industry officials explained that the large variety of investment objectives could lead to a wider range of investment returns and thus greater possibilities for differentiation among funds. An industry research organization official explained that because investment returns can vary much more from one stock fund to another, the fee levels of stock funds may be much less relevant to their relative performance. For this reason, officials generally acknowledged that firms offering stock funds did not attempt to compete primarily on the basis of operating expense fees charged by the fund. The chairman of one mutual fund firm stated that although price competition exists among money market and bond funds, for which the impact of operating expense fees was more obvious, stock funds were not subject to nearly as much price competition. In addition, an official of an industry research organization told us that because the range of returns for stock funds can be wider, the investment manager can add more value; thus, the operating expense fees on such funds are higher than those for money market and bond funds.

Instead of competing on the basis of the price of providing mutual fund services, fund advisers generally emphasize the performance of their funds when attempting to differentiate their funds from those of their competitors. Mutual fund firm officials and others in the industry acknowledged that funds compete primarily on the basis of their performance. However, mutual fund adviser and other industry officials also observed that because funds are required to report performance

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[5] Industry-Wide Expense Trends: Should Industry Growth Necessarily Translate Into Lower Average Expense Ratios?, Blue Plate Special, Mutual Fund Café, Financial Research Corporation (Jan. 5, 1998; http://www.mcafe.com/pantry/bps_010598.html).

figures net of expenses, operating expense fees are indirectly taken into account in their competition.

To document factors mutual fund companies emphasize in their promotions, we analyzed a selection of mutual fund print advertisements for content. We evaluated 43 mutual fund advertisements for 28 different mutual fund families, which appeared in 5 randomly selected issues of popular business, news, or personal finance magazines and 1 business newspaper between July and November 1999. In 27 of the 43 advertisements, performance was the primary emphasis; and attributes of the fund adviser, such as its experience or strategy, were primarily emphasized in another 11. Fees and other charges were the primary emphasis in 2 of the 43 advertisements, both of which were from the same fund family. However, 16 of the 43 advertisements included statements that the funds described did not charge sales loads.

Opinions Were Mixed on the Effect of Competition on Fees

Opinions were mixed as to whether the large number of competing funds and fund complexes provided effective fee competition. Officials from mutual fund advisers, industry associations, and research organizations we contacted generally agreed that the large number of funds and fund complexes in the industry leads to active competition, which affects fees. An official of a bank-affiliated fund adviser told us that the industry is extremely competitive because the competition among so many different companies and funds highlights and maintains downward pressure on fees. Ease of entry to the industry could also exert downward pressure on fees. One mutual fund adviser official remarked that in an environment of easy entry where fees were too high, other firms would enter the industry and charge lower fees.

However, other officials, including financial planning firm representatives and academic researchers, disagreed with the contention that competition among the many mutual fund firms in the industry serves to effectively lower fees. An academic researcher testified before Congress on mutual fund issues that although the industry competes vigorously against other financial services industries, fee competition within the industry is not as effective, noting that most economists view competition in the mutual fund industry as imperfect. A senior official at one mutual fund firm said in a speech[5] that about 50 fund advisers actually attempt to compete across all types of funds. He asserted that in other industries, this number would be

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[5] Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors, John C. Bogle, Senior Chairman, The Vanguard Group (Washington, D.C.: Jun. 4, 1999).

enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisers.

Competition on the Basis of Price Not Completely Absent

Despite the fact that competition in the mutual fund industry does not focus primarily on the price of mutual fund services, some evidence of competition on the basis of fees did exist. For example, the two largest fund groups are among the industry's low-cost providers, with one group actively promoting its low fees and expenses as a means of attracting customers. Regulatory officials told us that the increased popularity of low-cost index funds, whose share of total stock fund assets increased from less than 2 percent in 1990 to 7 percent in 1999, was evidence that competition on the basis of fees occurs and that some investors are mindful of it.

Mutual Funds Are Not Required to Disclose Actual Amounts Charged to Individual Investors

Under existing law, mutual funds are required to inform investors of sales charges and ongoing operating expenses for the funds in which they invest. However, funds are not required to provide information on the actual dollar amount of each investor's share of the operating expenses that were deducted from the fund. This contrasts with most other financial products and services for which specific dollar charges are generally required to be disclosed. Studies and data that others, and we, collected indicate that mutual fund investors have focused more on fund performance and other factors than on fee levels. In contrast to the consideration they give fees, investors appeared more concerned over the level of mutual fund sales charges (loads). Industry participants acknowledged that such concerns have resulted in fund advisers lowering the loads charged on mutual funds since the 1980s.

Opinions varied on the usefulness to investors of the required fee disclosures. The mutual fund and regulatory officials we contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures do not make investors sufficiently aware of the fees they pay. Having mutual funds disclose to each investor the actual dollar amount of fees he or she paid was one way suggested to increase investor awareness and to potentially stimulate fee-based competition among fund advisers. Although exact fee computations would require fund advisers and others to make systems changes and incur additional costs, alternative, less costly ways may exist for computing the fee.

Required Fee Disclosures Do Not Provide Amounts Paid by Individual Investors in Dollars

Neither federal statute nor SEC regulations expressly limit the fees that mutual funds deduct for operating expenses. Instead, mutual fund regulations focus on ensuring that investors are provided with adequate disclosure of the risks and costs of investing in mutual funds. At the time of purchase, mutual funds are required by law to provide certain information to potential fund investors about the funds, including information about the fees they will pay. This fee information is governed by certain provisions of the Investment Company Act of 1940 and various SEC rules and regulations that require fee disclosures so that investors can make more informed investment decisions.

Presently, all funds must provide investors with disclosures about the fund in a written prospectus. SEC rules require that the prospectus include a fee table containing certain specific information about the sales charges,

operating expenses, and other fees that an investor will pay as part of investing in the fund.

Figure 5.1 shows an example of a fee table for a typical mutual fund. As shown in the figure, the fee table required for mutual funds primarily consists of three sections. The first section presents information on shareholder transaction expenses, which investors pay out of the amount they invest. These include any sales charges or loads that will apply to the purchase of the fund shares, which are shown as a percentage of the amount to be invested. Investors are also to be informed of the percentage charges that may be assessed at redemption[1] or that apply to reinvested dividends or other distributions.[2] In addition, some funds charge redemption or exchange fees. Redemption fees are expressed as a percentage of the amount redeemed and are paid at the time the investor sells fund shares. Exchange fees can be assessed when investors exchange shares of one fund for shares of another fund in the same family. The fund depicted in figure 5.1 charges its investors a 5.75-percent load but does not levy any other sales charges.

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[1] Funds must disclose the maximum of any deferred sales charges, which include sales charges that apply to the purchase of fund shares payable either upon redemption, in installments, or both expressed as a percentage of the offering price at the time of purchase or the NAV at time of purchase. These charges typically decline over a period of years such that if an investor holds the shares for the specified time, the charge will be waived.

[2] Funds must disclose the sales charges imposed on reinvested dividends and other distributions, such as returns of capital, as a percentage of the amount to be invested or distributed.

Figure 5.1: Example of a Fee Table Required as Part of Mutual Fund Fee Disclosures

FEES AND EXPENSES OF THE FUND

The following describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum sales charge imposed on purchases (as a percentage of offering price)	5.75%
Maximum sales charge imposed on reinvested dividends	0%
Maximum deferred sales charge	0%
Redemption or exchange fees	0%

Annual Fund Operating Expenses
(expenses that are deducted from fund assets)

Management Fees	0.34%
Service (12b-1) Fees	0.25%
Other Expenses	0.11%
Total Annual Fund Operating Expenses	0.70%

Example

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One year	$ 642
Three years	$ 786
Five years	$ 942
Ten years	$1,395

Source: GAO example based on fee table in actual mutual fund prospectus.

The middle section of the fee table shown in figure 5.1 presents the fund's total operating expenses incurred over the previous year. Funds are

required to provide information on the management fee, distribution and/or service fees (referred to as 12b-1 fees), and any other expenses that are deducted from the fund's assets or charged to all shareholder accounts. Other expenses deducted from fund assets would include amounts the fund paid for transfer agent services, as well as record-keeping, printing, mailing, or other services. These fees and expenses are deducted from the fund's assets on an ongoing basis and presented in the fee table, in aggregate, as a percentage of the fund's average net assets for the prior year. In the fee table shown in figure 5.1, the total expenses deducted from the fund's assets over the course of the prior year represented 0.70 percent of its average net assets for that period.

In the last section of the fee table, mutual funds are required to present a hypothetical example of the total charges an investor is likely to incur on a fund investment. This portion of the fee table must show costs the investor will likely incur over 1-, 3-, 5-, and 10-year periods, assuming a $10,000 investment in the fund, a 5-percent return each year, and fund operating expenses that remain constant throughout each period. SEC requires that the fee table include a statement that information in the example is intended to allow investors to compare the cost of investing in the fund with that of investing in other mutual funds.[3]

In addition to the disclosures required when investors initially purchase shares, mutual funds are required to provide shareholders of their funds, at least semiannually, reports that also include certain fee and expense information. In these reports, funds are to include a statement of operations that shows the total dollar amount of the various expenses the fund incurred over the prior period. Funds must also indicate the percentage of average net fund assets that these total expenses represent.[4] Also, shareholders who purchase additional shares during the year must be provided an updated prospectus document, at least annually, which would include the fee table with the latest year's expense information. In

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[3] The disclosure requirements described here have been the result of various changes over time. The fee table was first required to be provided as the result of rule amendments in 1988. In 1998, the hypothetical investment amount illustrated in the fee table example was also increased from $1,000 to $10,000 to reflect the size of the more typical fund investment. Most recently, in March 2000, SEC proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports because of the significant impact that taxes can have on an investor's return.

[4] Specifically, the statement of operations must list the amounts paid by a fund for all services and other expenses in dollar amounts. These may include amounts paid for investment advisory services, management and administrative services, marketing and distribution, taxes, custodian fees, auditing fees, shareholder reports, and annual meeting and proxy costs.

practice, many mutual funds send an updated prospectus to all of their shareholders annually.

However, mutual funds are not required to provide investors with information showing the specific dollar amount of operating expenses that they paid as part of holding their mutual fund shares. Mutual fund shareholders generally receive a quarterly statement of account[5] that denotes any money balances or account activity during the quarter. These quarterly statements generally indicate the number of shares held by the investor, the NAV of those shares as of the statement date, and the corresponding total value of the shares. These statements do not show, in either dollars or as a percentage of assets,[6] the shareholder's portion of the operating expenses that were deducted from the fund's assets.

Charges for Other Financial Services Typically Disclosed in Dollars

Although mutual funds do not provide individual shareholders information on the specific dollar amounts of all fees paid, most other financial services or products are generally required to make such disclosures.

To compare the information investors receive on mutual funds, we collected information on the extent to which the users of certain other financial products or services are informed of specific dollar charges for such products or services. We collected this comparative information on products and services that we believed mutual fund investors would be likely to use, such as bank deposit accounts or stock or bond transactions through a securities broker-dealer. Our information sources for determining disclosure requirements for these other products included applicable federal statutes or regulations; in some cases, we summarized common industry practices regarding fee disclosure information. As shown in table 5.3, investors in other financial products or users of other financial services generally receive information that discloses the specific dollar amounts for fees or other charges they pay.

[5] Mutual fund shares distributed by broker-dealers are subject to SEC and NASD rules, including NASD rule 2340 that requires that quarterly account statements be provided to investors. Some banks also sell mutual funds but most use securities broker-dealers to conduct such activities. In a limited number of transactions, bank personnel sell mutual funds to investors and will either issue periodic statements similar to those issued by broker-dealers themselves, or such periodic statements will be issued by the broker-dealer who distributed the shares to the bank. Furthermore, Title II of the Gramm-Leach-Bliley Act passed in 1999 will require that banks conducting more than 500 securities transactions per year move such activities into a securities broker-dealer after May 12, 2001.

[6] Funds sometimes charge investors other fees, such as for account maintenance or wire transfers, that are set dollar amounts that may be deducted from an investor's account and shown on subsequent statements.

Table 5.1: Fee Disclosure Practices for Selected Financial Services or Products

Type of product or service	Disclosure requirement
Deposit accounts	Depository institutions are required to disclose itemized fees, in dollar amounts, on periodic statements.
Bank trust services	Although covered by varying state laws, regulatory and association officials for banks indicated that trust service charges are generally shown as specific dollar amounts.
Investment services provided by individual investment advisers	When the adviser has the right to deduct fees and other charges directly from the investor's account, the dollar amounts of such charges are required to be disclosed to the investor.
Wrap accounts*	Provider is required to disclose dollar amount of fees on investors' statements.
Stock, bond, or other securities purchases	Broker-dealers are required to report specific dollar amounts charged as commissions to investors.
Real estate property purchases	Brokerage commissions generally are specified as a percentage of property value but disclosed as a specific dollar amount on purchase documents.

*In a wrap account, a customer receives investment advisory and brokerage execution services from a broker-dealer or other financial intermediary for a "wrapped" fee that is not based on transactions in the customer's account.

Source: Applicable disclosure regulations and/or rules, and/or industry practice.

The information in the table illustrates that in contrast to mutual funds, the providers of the featured services and products usually disclose the specific dollar amount of the charges their users incur. We believe that such disclosures may be one reason for the apparently vigorous price competition among firms offering these services and products. For example, securities commissions were formerly fixed by law, with transactions commonly costing hundreds of dollars. In 1975, SEC invalidated fixed commission rates as being in violation of the antitrust laws. Subsequently, certain securities firms began competing for customers primarily by promoting their lower charges for conducting transactions. Competition among these firms, commonly known as discount brokers, has been heightened by their increasing use of the Internet, with their commissions for buying or selling securities now less than $10 or $20 at some firms. Banks also frequently compete for customers on the basis of the fees they charge on checking accounts, and advertisements for "no-fee checking" have become common.

However, the fee disclosures provided by mutual funds may exceed those of certain other investment products, although such products may not be completely analogous to mutual funds. For example, fixed-rate annuities or deposit accounts that provide investors a guaranteed return on their principal at a fixed rate do not charge the purchasers of these products any operating expense fees. The financial institutions offering these products

generate their profits on these products by attempting to invest their customers' funds in other investment vehicles earning higher rates of return than they are obligated to pay to the purchasers of the annuities. However, the returns they earn on customer funds and the costs they incur to generate those returns are not disclosed as operating expenses to their customers.

Mutual funds differ from such products in that they do not guarantee their investors a specific return, and their fund fees are directly deducted from fund assets for specific expenses associated with operating the funds, including adviser compensation for its investment management services. Thus, investors placing money in mutual funds are essentially hiring the fund adviser to provide money management services rather than purchasing an investment product with a stated return as they do with annuities and other fixed-rate investment products. As a result, disclosure of the dollar amounts of mutual fund fees would be akin to the dollar amount disclosures that customers receive for brokerage services or checking account services. In contrast, customers purchasing or placing money in fixed-rate investments, such as certificates of deposit or annuities, are not told the amount that the financial institution earns on the customer's capital. In these cases, the customer is purchasing a product with specific features, including its promised return, rather than obtaining a service from the provider as they are with mutual funds.

Mutual Fund Fees Are Not a Primary Consideration for Investors

According to surveys and other information, investors tend to consider other factors before considering fees charged by mutual funds. On the other hand, investors appear to be more sensitive to mutual fund loads, and these charges have declined over time.

Various Other Factors Get Greater Consideration Than Fees

Investors themselves have indicated that other factors take precedence over fees when they evaluate mutual funds. To assess the extent to which investors consider fee information when selecting and evaluating mutual funds, we consulted a wide variety of sources, including academic literature, industry research firms and other industry experts, mutual fund advisers, industry associations, and regulators. Our review of this information revealed that when evaluating funds, investors generally gave greater consideration to several other factors before considering fund fees. The primary factor investors used in selecting mutual funds was generally the fund's performance. Other factors also given greater consideration than fees included fund manager or company characteristics, the investments made by funds, or fund risk levels. For example, a 1995

random survey conducted on ICI's behalf of individuals who had recently made stock or bond fund purchases[7] asked what information they had considered beforehand. Cited by 75 percent of the 653 respondents, fund performance was most frequently considered, followed by fund risk (69 percent), investment goals (49 percent), and portfolio securities (46 percent). Cited by only 43 percent of the respondents, fees and expenses ranked fifth.

Even after purchasing shares, investors apparently continue to consider other factors ahead of fund fees when reviewing their mutual funds. A 1997 ICI report[8] relating the results of interviews with over 1,000 recent mutual fund purchasers, selected at random, stated that 76 percent of those surveyed had considered fees and expenses before making their purchases. However, respondents cited five other factors, including account value and rate of return, as information they monitored more frequently than fees and expenses after they had made their purchases.

The apparent lack of investors' attention to fees by investors has been a source of concern for regulators. During testimony before the House Subcommittee on Finance and Hazardous Materials of the Committee on Commerce,[9] SEC's Chairman stated: "The Commission is very concerned... that many fund investors are not paying attention to the available information about fees." He further stated that the agency's research showed that fewer than one in six fund investors understood that higher expenses can lead to lower returns, and fewer than one in five could give any estimate of expenses for their largest mutual fund. He cited other research that found that about 40 percent of fund investors surveyed believed incorrectly that a fund's annual operating expenses have no effect on its gains.

Both critics and industry participants told us that the unprecedented bull market of the last 10 years has allowed investors to ignore the impact of fees. In a January 1998 study[10] that looked at the trend in mutual fund fees, one research organization noted that fees are not a primary consideration for investors and that as long as stock prices are rising, investors would

[7] Shareholder Assessment of Risk Disclosure Methods, ICI (Washington, DC: Spr. 1996).

[8] Understanding Shareholders' Use of Information and Advisers, ICI (Washington, DC: Spr. 1997).

[9] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, Sept. 29, 1998.

[10] "Industry-wide Expense Trends", Mutual Fund Café: Blue Plate Special, Financial Research Corporation, (Boston, MA: Jan. 5, 1998).

accept even the highest of fees. Some industry participants stated that when market returns eventually revert to lower levels, investors might then take more interest in the fees they pay on their mutual funds.

Some research indicated that the majority of mutual fund investors are likely to be less sensitive to the fees their funds charge because they rely on the advice of investment professionals when selecting funds. According to research by ICI and others, the majority of mutual fund investors make their purchases on the basis of advice from an investment professional, such as a broker-dealer representative or private money manager. For example, ICI's 1997 report on the 1995 survey of over 1,000 investors who had recently purchased mutual funds stated that about 60 percent had consulted with investment advisors to assist with their decisions. Some industry participants said that investors who rely on investment advisors are not likely to exert much pressure for lowering fees.

Investors Appear More Aware of Sales Loads than Operating Expense Fees

Although investors do not appear to give primary consideration to the fees funds charge as a percentage of fund assets, they are aware of loads. Many officials we interviewed attributed load declines to investor awareness.

Various studies have documented the fact that the share of funds charging front-end loads has been declining over time. For example, one industry research organization reported that the share of front-end load fund sales had gone from 90 percent of sales by third-party sales forces (such as broker-dealers) in 1990 to about 38 percent by 1998.[11]

In addition to the declining sales of front-end load funds, sales of no-load funds have risen. Table 5.2 shows the relative share of mutual funds purchased by investors using two of the primary distribution methods used by fund advisers: (1) sales by proprietary or third-party sales forces, such as the sales representatives of a broker-dealer, who are generally compensated by a sales load; and (2) sales directly to investors by the fund through its own mutual fund distributor, which is the customary method for no-load funds. As shown in table 5.2, new sales of funds sold directly to investors rose from about a third, to almost 40 percent of the dollar volume of all new mutual funds sold in 1998.

[11] "Pricing Structure Trends: Prime Destination for Net Flows is Back-End Loaded Shares," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Boston, MA: Feb. 1, 1999).

Table 5.2: Sales of Mutual Funds for Select Years 1984 to 1998 by Type of Distribution Method

Dollars in millions

| | Distribution method | | | |
| | Sales by third-party sales forces | | Direct sales by advisers to Investors | |
Year	Sales	Market share	Dollar volume	Market share
1984	$26,893	67%	$13,522	33%
1991	124,522	62%	74,806	38%
1998	542,600	61%	348,210	39%

Source: GAO analysis of ICI data.

The level of loads charged by mutual funds has also declined since the 1980s. The customary percentage charged as a front-end load in 1980 or earlier was 8.5 percent. This amount has declined to the 5-percent range, according to officials from the fund advisers, industry research, and other organizations we contacted. Our analysis of the 77 largest stock, bond, and hybrid mutual funds in existence from 1990 to 1998 also illustrated this trend. In 1990, 43 of these funds charged investors loads. Using data from 1984, which was the earliest period we reviewed, we found that 16 of these funds had loads of more than 6 percent, including 14 that charged at least 8 percent. However, by 1998, 5 funds had eliminated their loads; of the remaining 38 load funds, none charged a load greater than 6 percent, with the average load being 4.62 percent. During this same period, some of these funds were raising their loads. The loads charged by six funds increased from 4.00 to 4.25 percent, and one fund raised its load from 4.00 to 4.75 percent.

Investor awareness was the reason industry participants cited for investor resistance to paying loads and the overall decline in loads. According to some industry participants, investors had become increasingly resistant to paying the higher front-end loads. An industry expert told us that investors are generally more concerned about the concept of a front-end load because they "see it occur" when the amount is deducted from their initial investments on their account statements. Operating expense fees, on the other hand, are deducted from fund assets rather than from the individual investor's account. Research findings indicate that investors continue to resist load charges. For example, officials from one industry research organization told us their research found that up to a third of mutual fund investors would never be willing to pay a load or commission when buying a fund. In another research organization's survey, only 4 percent of over

4,000 investors and potential investors queried cited mutual fund loads as their preferred means of paying for investment advice.[12]

Opinions Varied on Adequacy of Current Fee Disclosures

Industry participants' opinions varied on the adequacy of mutual fund fee disclosures to investors. Many, including fund adviser officials and researchers, indicated that current disclosures adequately highlight the fees that investors can expect to pay on their mutual fund investments. However, others, including academic researchers and private money managers we contacted, raised concerns about the adequacy of the disclosures. Some officials suggested that additional information, such as dollar amounts or comparative data on other funds' charges, would be useful.

Most Officials Found Disclosures Adequate

Most of the officials from the mutual fund advisers, research organizations, regulators, and other organizations we contacted said that mutual fund fee disclosures made under the current requirements provided adequate and important information to investors. Several officials noted that investors can use the standardized information found in the fee table of the prospectus to compare costs easily between funds. For example, one mutual fund adviser official likened the percentage fee information in the fee table to unit pricing that allows consumers to compare the cost per ounce of various products in grocery stores. Several officials also said that mutual funds make more extensive disclosures than those made by other financial services and products, and two noted that U.S. mutual fund disclosures are more detailed than those of other countries.

Some Expressed Concerns Regarding the Adequacy of Mutual Fund Fee Disclosures

Although most opinions were positive about the fee information that mutual funds are currently required to disclose, some industry observers raised concerns about the adequacy of these disclosures. Several, including academic researchers, investment advisers and regulatory representatives, saw problems with the fee disclosures. A private money manager we interviewed questioned the usefulness of hypothetical fee disclosures in prospectuses, citing the fact that investors have not exited from high-cost funds to any large degree. In his opinion, these disclosures are too simplistic, and they fail to include benchmarks or indicate the impact of fees on returns. He commented that "No one sends the investor a bill, and the fund simply quietly and continually deducts its fees. The result is that the information is ignored." Two researchers and a mutual fund representative also stated that investors ignore fee disclosures.

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[12] 1996 Series on Personal Financial Advice: Payment Practices Preferred by Customers (Report 5 of 9), Dalbar, Inc. (Boston, MA: Nov. 1996).

Some mutual fund adviser officials told us that current disclosures may actually provide investors too much information. Given the prominence of fee information in required disclosures, some fund adviser officials expressed concern that disclosures could emphasize cost over performance or other factors important to investors. Another criticized the fee table as being too complex, and possibly confusing, for investors.

As mentioned earlier, the SEC Chairman has stated that investors are not paying attention to the available fee information. He voiced concern that the fee structures of some mutual funds are too complex, making it more difficult for investors to evaluate overall costs and services. In a 1998 speech to an ICI gathering, the chairman asked "Do you really expect investors to understand alphabet soup of A, B, C, D, I, Y, and Z shares? To figure what combination of front-end loads, CDSLs,[13] 12b-1 charges, commissions and who knows what else they are paying?" He also has urged the mutual fund industry to place less emphasis on fund performance and more emphasis on clearly detailing fund risks and expenses, or fees, as the industry markets its products. He warned the industry that by focusing fund selling strategy on the bull market to the exclusion of other key variables, such as risk and expense, the industry is setting itself up to disappoint millions of investors.

To address this issue, SEC has taken steps of its own to encourage investors' use of disclosures. In April 1999, the agency began offering a computer program, publicly accessible over the Internet, which lets investors compare the cost of owning a particular fund with the costs of similar funds. To use this program, an investor enters information from a fund prospectus, and the program calculates the effect of fees and other charges on the investment in the fund over time.[14]

Disclosing to Investors Actual Dollars Paid in Fees Was One Suggested Improvement

To improve fee disclosure to mutual fund investors, some officials favored providing investors with a personalized fee statement that would show the specific amount of fees paid by the investor on his or her holdings. In his September 1998 testimony, the SEC Chairman indicated that the information from such statements might help investors understand the relationship between fees and returns on their mutual fund investments.

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[13] CDSL is an acronym that stands for "contingent deferred sales load," a charge, or load, imposed at the time of redemption. This is an alternative to front-end loads to compensate financial professionals for their services, and it typically applies only for the first few years of share ownership.

[14] Information about the mutual fund cost calculator is available on the Internet at www.sec.gov/news/press/99-36.txt.

Others who advocated requiring mutual funds to provide investors with the dollar amount of fees they paid indicated that such disclosure would increase investors' awareness of the fees they are charged. We interviewed representatives of industry research firms, industry experts, and private money managers, who supported personalized expense statements for investors. Generally, they told us that such personalized expense statements would be useful to investors, and they would be more likely to focus shareholders' attention on costs than the fee table in the prospectus currently does. Representatives of some mutual fund advisers also acknowledged that such statements could serve to focus investors' attention on the fees they pay on their mutual funds.

Some officials indicated that such disclosures may also increase competition among fund advisers on the basis of fees. An attorney specializing in mutual fund law told us that requiring funds to disclose the dollar amount of fees in investor account statements would likely encourage fund advisers to compete on the basis of fees. He believed that this could spur new entrants to the mutual fund industry that would promote their funds on the basis of their low costs, in much the same way that low-cost discount broker-dealers entered the securities industry. A market participant told us that having dollar amounts disclosed on investors' periodic statements could also lead to increased fee-based competition among mutual fund advisers. His expectation is that after such information begins to appear in investor statements, fees will probably be more frequently mentioned in fund advertisements.

Information from a survey of investors generally indicated that they supported getting dollar amount disclosures of the mutual fund fees they paid but would be unwilling to pay for this disclosure. We obtained information from a large securities broker-dealer that had recently included a number of mutual fund fee questions in a November 1999 survey as part of a series of periodic customer surveys it conducts. Of more than 500 responses to the question "If mutual fund companies were to provide the specific dollar amount of fees paid on your investment per quarter, how useful would it be to you?" about 89 percent indicated that the information would be useful or very useful. However, of over 500 responses to a question asking if respondents would be willing to pay for this information, about 54 percent indicated "very unlikely," versus about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry Representatives Raised Concerns Over the Effort to Produce, and the Usefulness of, Such Statements

We also solicited the views of industry representatives on the feasibility of providing personalized fee statements for their shareholders. Representatives of several mutual fund advisers and broker-dealer firms that market mutual funds to their customers responded that changing their accounting systems to accommodate such statements would be costly and would be of limited benefit to individual investors. They stated that providing accurate fee information specific to each investor would require keeping detailed records on fund expenses incurred each day and apportioning them daily among investor holdings.

Another complication mutual fund adviser officials cited was that in some cases, broker-dealers, rather than the advisers, maintain a significant portion of mutual fund investors' records. As a result, these broker-dealers, too, would have to change their accounting and information management systems. A fund adviser maintains a single account for each broker, called an omnibus account, which includes all shares held by that broker-dealer's customers. Because the fund adviser has no record of the individual customers included in each omnibus account, broker-dealers would have to set up their own systems to apportion fee information among their customers' accounts. This would require broker-dealers to revise their accounting and information management systems to receive the cost data from each fund adviser and then apportion this information among customer accounts holding that adviser's funds.

One broker-dealer with about 6.5 million customer accounts estimated that developing the systems necessary to produce such statements might cost as much as $4 million, with additional annual costs of $5 million. At our request, representatives of a prominent industry research firm estimated the likely costs to funds for providing quarterly personalized expense statements. They responded that programming to get the necessary information would require some up-front fixed costs, but they would probably amount to less than a penny per shareholder. Besides these up-front costs, fund adviser representatives had indicated to us that there would also be annual costs to provide the statements. Using the estimates of the broker-dealer mentioned previously, we calculated that its costs to provide such statements would be less than $1 per customer per year.

Mutual fund adviser officials and others also questioned whether the information provided by these personalized fee statements would be meaningful. One objection they raised was that unlike the standardized percentage fee information in the fee table, individual investors' fee information would not be directly comparable to the fees they incur on other funds because of differences in the number of shares held or the

investment objectives of the funds. Some officials said that investors might make inappropriate investment decisions solely on the basis of the dollar amounts of fees they paid. Some said, for example, that investors might choose to exchange their stock fund shares for those of money market funds, which typically have lower fees than stock funds, even though it may not be appropriate in light of their investment and financial goals. Industry representatives also pointed out that because fee disclosure is intended to help investors make investment decisions, the information on periodic statements would come too late, after an investor has already made his or her investment decision.

We agree with industry representatives that the operating expenses, currently shown in the required fee table disclosures as a percentage of fund assets, are more appropriate for comparing fee levels across funds when investors are initially choosing between funds. However, the purpose of the dollar amount disclosures would be to further highlight for investors the costs of the mutual funds in which they have invested and to supplement the disclosures they already receive. Concerns that investors might make inappropriate investment decisions based solely on the dollar costs of their mutual funds could be addressed by advising investors to consider such specific fee information in conjunction with their own investment goals and other factors, rather than isolated from other considerations.

Less Costly Means of Calculating the Individual Dollar Costs of Fees Might Be Considered

Providing investors with information on the dollar amounts they pay in mutual fund fees likely could be accomplished in various ways. As noted above, some industry participants provided estimates of their costs to calculate exact dollar amounts of fees each investor paid during a statement period. However, less costly alternatives may exist. For example, one fund adviser representative suggested that an alternative means of calculating the fee would be to multiply the average number of shares in each account during the statement period by the fund's expense ratio for that period. He stated that the figure derived in this way would be a reasonable approximation of the dollar amount of fees the investor paid. He added that it also would be less costly and burdensome than computing an exact amount, because it would not entail maintaining daily expense and share records for each investor.

Another way of disclosing the dollar amount of investor fees would be to use preset investment amounts. For example, each investor's statement could include the dollar amount of fees paid on $1,000 invested in the fund. Investors could then use this dollar amount to determine how much in fees they paid based on the value of their own particular accounts. One market

participant we spoke with offered a similar example of a disclosure involving preset investment amounts. Although he would prefer that periodic statements disclose the specific dollar amount that was deducted for fees from each investor's account during that period, he believes an acceptable alternative would be for statements to include a table showing fees for the reporting period on accounts of various sizes, such as $1,000, $5,000, $10,000, and others.

Another Option Was to Provide Comparative Fee Information

We also sought opinions on whether mutual funds should be required to provide investors with comparative information on fees charged by both their own, and comparable, funds. Such disclosures would be similar to requirements for automakers or major appliance producers to provide data on gas mileage or efficiency ratings to prospective purchasers of those items.

Survey information indicated that investors would support receiving such information but not if it was costly to prepare. In the previously mentioned survey conducted by a large broker-dealer, about 97 percent of the over 500 respondents indicated that such data would be very useful or somewhat useful. However, about 54 percent indicated that they would be "very unlikely" to pay, compared to about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry participants also raised various concerns over requiring funds to provide comparative information on fees. Most industry participants told us that this requirement would be difficult to implement while providing little, if any, benefit to investors. One concern was that determining the appropriate fund groupings for comparison purposes would be problematic. Another was that lack of comparability could result if fund advisers were left to identify the peers for their own funds. In addition, one industry research organization official questioned why mutual funds should be subjected to such a requirement when other financial products are not similarly required to provide such comparative information.

Mutual Fund Directors Required to Review Fees

The organizational structure of most mutual funds embodies a conflict between the interests of the fund shareholders and those of the adviser that can influence the fees a fund charges. This conflict arises primarily because part of the fees charged by the fund, which reduce investors' returns, are the adviser's revenue and a source of profit to the adviser's owners. As one safeguard against this potential conflict, the Investment Company Act of 1940 requires the presence of independent directors on a mutual fund's board of directors, who review and approve the fees their fund charges. Congress passed amendments to the act in 1970 that imposed a fiduciary duty on fund advisers, tasked fund directors with additional responsibilities regarding fees, and gave investors the right to bring legal action against fund advisers charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors must review to determine if fees are excessive. As a result, mutual fund directors are expected to review, among other things, the adviser's costs, whether fees are reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds. Although mutual fund adviser representatives indicated that their boards are vigorous in reviewing fees and seeking reductions, some other industry participants were critical of mutual fund directors' fee oversight, stating that the current practices serve to keep fees at higher levels than necessary. SEC has recently proposed changes regarding the requirements applicable to fund directors, but these are not specifically fee-related, and their impact on the level of fees is uncertain.

Mutual Funds' Organizational Structure Embodies Conflict of Interest Over Fees

Although most mutual funds are organized as corporations, their structure and operation differ from a typical corporation because of the relationship between the fund and its adviser. Typically, the adviser, who is a legal entity separate from the fund, conducts the fund's operations, and the advisory fees it charges to the fund represent revenue to the adviser, creating a possible conflict of interest. However, at least one mutual fund family's organizational structure appeared to reduce this conflict between the interests of its shareholders and the adviser by operating similarly to a credit union, wherein the shareholders of its funds own the entity that operate the funds.

Mutual Funds Organization Includes Two Primary Legal Entities

The mutual fund structure and operation differ from those of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. After subtracting its expenses from its revenues, a corporation can use the resulting profits to conduct further operations; or its board of directors can vote to distribute a portion of these profits to the stockholders as dividends.

Although generally organized as a corporation, a mutual fund differs from other corporations in several ways. A typical mutual fund has no employees but is created by and operated by another party, the adviser, who contracts with the fund, for a fee, to administer fund operations. A primary service the adviser typically provides is to select and manage the fund's investment portfolio.[1] Advisers can provide additional services but frequently subcontract with other organizations, such as transfer agents, for services such as maintaining shareholder records. Advisers are legal entities separate from the mutual funds they manage, and any profits they get from operating the fund accrue to the owners of the adviser. The fund shareholders are entitled to the income from, and gains or losses in the value of, securities in the fund's portfolio but are not entitled to profits from the adviser's operations. In addition, the relationship between a fund and its adviser is rarely severed.[2] Figure 6.1 illustrates the contrast between the structure of a traditional corporation and that of most mutual funds.

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[1] In some cases, the adviser may contract with other firms to provide investment advice, which then act as subadvisers to the fund.

[2] Investment Company Amendments Act of 1970, S. Rep. No. 91-184, 91st Cong., 2d Sess. (1970), reprinted in [1970] U. S. Code Cong. & Ad. News 4897, 4901 (1970).

Figure 6.1: Comparison of Organizational Structure of Typical Corporation and Typical Mutual Fund



Figure 6.1: Continued



Source: GAO analysis of corporate and mutual fund structures.

As shown in figure 6.1, the mutual fund's expenses are collected by its adviser and other service providers as revenue. In most cases, some of the expenses deducted from a fund's assets are paid by the fund to other entities, such as transfer agents or custodians, but some advisers may also perform such services for a fund. An adviser's profits are derived after subtracting any payments to third parties and its own operating expenses, separate from those of the fund, from the revenue it collects from the fund. In addition, an adviser may have other revenues and expenses from other lines of business in which it engages.

Regulators and Congress have recognized that the interrelationship between the mutual fund and its adviser creates a potential for conflict between the adviser's duties to the fund shareholders and the adviser's duties to provide profits to its owners. In describing this conflict, SEC recently noted that fund shareholders would generally prefer lower fees

(to achieve greater returns), but the stockholders or owners of the adviser would prefer to maximize profits through higher fees.[3]

Congress also acknowledged this potential conflict; in the Investment Company Act of 1940, it established certain safeguards designed to protect the interests of fund shareholders. The primary safeguard was to have mutual fund directors[4] oversee certain of the adviser's activities. Although representatives of the adviser generally participate as fund directors, the act requires that at least 40 percent of the directors be individuals without any significant relationship with the fund's adviser. Congress intended that the unrelated directors, known as the independent directors,[5] serve as an independent check on the adviser. The board's remaining directors, which are typically employees of the fund's investment adviser, are known as "interested" directors. An additional safeguard provided by the act is the requirement that fund shareholders approve the advisory contract.

The Organizational Structure of One Mutual Fund Family Appears to Minimize the Potential Conflict of Interest

Although most mutual funds are organized as described above, one mutual fund family—Vanguard—has a unique organizational structure that its officials credit for allowing it to have among the lowest fees in the industry. As of November 1998, Vanguard was the second largest fund family in the industry, operating more than 100 different funds with over $367 billion in total mutual fund assets. Most other mutual funds are operated by advisers owned separately by a third party; however, the Vanguard Group, Inc.—which operates the Vanguard funds[6]—is jointly owned by the funds themselves and, therefore, by the funds' shareholders. The company required specific permission from SEC to deviate from the standard structure envisioned by the Investment Company Act of 1940 in order to organize itself in this way.

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[3] Proposed Rule: Role of Independent Directors of Investment Companies, Rel. Nos. 33-7754; 34-42007; IC-24082, 64 Fed. Reg. 59825 (Oct. 15, 1999) (to be codified 17 C.F.R. parts 239; 240; 270 & 274).

[4] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

[5] Independent fund directors cannot be affiliates of a fund's investment adviser, be immediate family members of an affiliated person of an adviser, have beneficial interests in securities issued by the adviser or the principal underwriter or any of their controlling persons, be registered broker-dealers or affiliated with broker-dealers, or be affiliated with any recent legal counsel to the funds.

[6] About 30 of the 100 Vanguard funds use the services of independent investment managers, which provide portfolio selection and advice services for these funds. These firms receive a subadvisory fee paid out of fund assets. However, the Vanguard Group, Inc., and not the investment manager, provides all other administrative services for these funds.

According to documents obtained from Vanguard, this structure allows the Vanguard Group to provide the funds' services on an at-cost basis. As a result, the profits from operating the funds are returned to the fund shareholders through lower operating expenses rather than going to the owners/stockholders of a separate adviser, as is the case for most other mutual funds. According to materials provided by Vanguard, the Vanguard family's operating expense ratios averaged 0.28 percent, which it stated were the lowest in the industry. In 1998, the average fund fee was 1.25 percent. Vanguard's average expense ratio is also lower because it operates several index funds,[7] which have among the lowest ratios of all fund types.

Although this structure appears to minimize the conflict of interest between the typical mutual fund and its adviser, it is not a structure that has been widely replicated within the industry. According to SEC officials, one other fund company had an organizational structure similar to that of Vanguard's but later changed its structure to resemble the third-party ownership structure used by most firms in the industry. The third-party structure that is most prevalent does allow the firm that initially provides its own capital to create a mutual fund to earn a return on the investment it put at risk. In addition, it can use that capital to subsidize the fund in the event that the fund needs an influx of capital, as occurred for several money market funds that incurred losses on structured notes investments in 1994. In contrast, having the fund adviser owned by the fund shareholders, as is the case for Vanguard, is more analogous to the structure of a credit union, whose depositors and borrowers are the owners of the institution. However, credit unions may be more prevalent because the services they provide are more generically required by the public and the affiliated groups that tend to create such institutions than are mutual fund services.

Mutual Fund Directors Have Specific Responsibilities Regarding Fees

Because of the conflict of interest inherent in the organizational structure of a typical mutual fund, fund directors have been tasked by law to oversee fees charged to shareholders. These responsibilities regarding fees are derived from both state and federal law. The primary federal statute governing mutual fund activities, the Investment Company Act of 1940, tasks fund directors with specific duties to review and approve the fees their funds charge. Concerns over the level of fees led to amendments of the act in 1970 that imposed additional responsibilities on fund directors, placed a fiduciary duty on fund advisers, and granted investors the right to

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[7] Index funds invest in the securities represented in a broad-based index such as the Standard & Poor's Index.

sue advisers for charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors review to determine if fees are excessive.

Federal and State Laws Provide Responsibilities for Mutual Fund Directors

Because mutual funds are typically organized as corporations, the laws of the states where the funds are incorporated also place various general duties on fund directors. These duties generally require them to act in the best interests of the shareholders they represent.[1]

In addition to the general duties imposed by state law, federal law provides specific responsibilities relating to the composition and duties of a fund's board of directors. The Investment Company Act of 1940 is the primary federal statute governing mutual fund operations, and it establishes various requirements and duties for mutual fund directors.[2]

Under the act, a mutual fund's board of directors is generally entrusted with protecting the fund shareholders' interests and policing conflicts of interest that might arise in connection with payment for services to the fund. Under section 15(c) of the act, the terms of any advisory contract and its renewal must be approved, in person, by a vote of a majority of the independent directors. The section also specifies that fund directors are to obtain and consider any information necessary to evaluate the terms of both advisory and underwriting contracts and that fund management must furnish this information to the directors. The requirement that directors obtain and review such information was added as a result of amendments in 1970 to the Investment Company Act of 1940.

In addition to the requirement that they approve the overall advisory contract and its fees, a mutual fund's directors are also required to review distribution fees. A fund is prohibited from using fund assets to pay for the sale and distribution of its shares unless it adopts a plan of distribution

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[1] Under state law, directors are typically bound by duties of care and loyalty to the shareholders they represent. The duty of care requires directors to carry out their responsibilities in good faith and to exercise the degree of skill, diligence, and care that a reasonably prudent person would exercise in the same circumstances in the management of his or her own affairs. The duty of loyalty prohibits directors from benefiting personally from opportunities rightfully belonging to the company. This requires the directors to place the interests of the corporation above their own individual interests. State common law provides the "business judgement rule." This rule provides that directors will not be found liable for their actions, provided that they act reasonably and in good faith for the best interests of the corporation, even if their decisions turn out to be wrong.

[2] This discussion focuses on mutual fund directors' specific responsibilities regarding the fees their funds charge. The law also places various other responsibilities on fund directors that exceed those of the directors of a typical corporation. These additional responsibilities include approving the contracts between the fund and the adviser and the other service providers, approving trading practices, and monitoring investments in derivatives as well as other duties.

approved by the directors—known as a rule 12b-1 plan. Such plans must be approved by a majority of both (1) all of a fund's directors (both the interested and independent directors) and (2) the independent directors separately.

Fund Adviser Responsibilities Increased After Concerns Over Fees

Congress also tasked mutual fund advisers with additional fee-related responsibilities in 1970. The impetus for the 1970 amendments to the Investment Company Act arose primarily from findings of two studies of mutual fund operations done in the 1960s. One of the studies was by the Wharton School of Finance in 1962,[10] and SEC prepared the other in 1966.[11] The Wharton study found that mutual fund shareholders lacked bargaining power relative to the adviser, which resulted in higher fees.

In its study, SEC found that litigation by fund shareholders had been ineffective as a check on fund advisers because of the difficulty in proving that the adviser was charging excessive fees. The standard being used by most courts at the time was whether the fees charged by advisers represented a flagrant misuse of fund resources. Because of the difficulty of proving that fees charged met such a standard, SEC recommended that the Investment Company Act be amended to impose a reasonableness standard on fund advisers regarding the fees they charge. SEC noted that such a standard would clarify that advisers would charge no more than what would be charged if fees were negotiated on an "arm's-length" basis (i.e., as if between unrelated parties).[12]

However, the amendments to the Investment Company Act of 1940 did not contain SEC's reasonableness standard after objections to it were raised by industry participants, who feared that courts would substitute their judgment over that of fund directors. As a compromise, the legislation instead placed a fiduciary duty on the fund adviser regarding the fees it receives. Specifically, section 36(b) of the act[13] imposes on the adviser a fiduciary duty with respect to compensation or material payments the adviser or its affiliates receive from the fund. The statute does not further define the fiduciary duty imposed. Typically, under state common law, a

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[10] A Study of Mutual Funds: Prepared for the Securities and Exchange Commission, Wharton School of Finance and Commerce, University of Pennsylvania (Philadelphia, PA: 1962).

[11] Public Policy Implications of Investment Company Growth, SEC (Washington, DC: 1966).

[12] SEC also recommended that application of the reasonableness standard not be affected by shareholder or director approval of the advisory fee and that recoveries be limited to excessive compensation paid in the 2 years prior to commencement of an action.

[13] 15 U.S.C. §80a-35(b).

fiduciary must act with the same degree of care and skill that a reasonably prudent person would use in connection with his or her own affairs.

Section 36(b) also granted investors and SEC the right to bring claims in federal court against the adviser, the directors, officers, and certain other persons[14] for breach of fiduciary duty regarding the compensation or payment they receive from the fund. Investors have a 1-year period in which to bring suit, and damages are limited to fees received by the advisers within the prior year.[15] In reviewing such cases, section 36(b) directs the courts to give consideration as is deemed appropriate under all circumstances to board approval and shareholder ratification of the compensation or advisory contract.

Court Decisions Have Shaped Directors Responsibilities

Court decisions have played an important role in shaping the role of mutual fund directors regarding fees. Since 1970, various cases were filed under section 36(b), and the resulting decisions have served to provide specific guidelines for fund directors. These guidelines arise primarily from a Second Circuit Court of Appeals case decided in 1982.[16]

After the Investment Company Act was amended to give investors the right to sue advisers for charging excessive fees, a series of cases was brought under this new section of the act. However, section 36(b) of the act, which provides investors with the right to sue a fund adviser for breach of fiduciary duty regarding fees, does not contain specific standards for determining when such a breach has occurred. Instead, the federal courts adjudicating the claims brought by investors under 36(b) have developed standards for making such determinations. These standards focus on assessing whether a payment is excessive.

The key case that established the standard for determining whether a fund's fee is excessive was Gartenberg v. Merrill Lynch Asset Management Inc (Gartenberg). The shareholders in Gartenberg sued the investment adviser for breach of fiduciary duty with respect to its compensation. The shareholders of this money market fund claimed that given the fund's size and growth, the adviser's profits were excessive due to its disproportional

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[14] Section 36(b) authorizes excessive fee claims against officers, directors, members of an advisory board, investment advisers, depositors, and principal underwriters if such persons received compensation from the fund.

[15] Courts have held that section 36(b) is an equitable claim; therefore, plaintiffs do not have the right to a jury trial.

[16] Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923 (2d Cir. 1982), cert. denied, 461 U.S. 906 (1983).

fee. In Gartenberg the fee schedule called for payment of 0.50 percent (1/2 of 1 percent) of the fund's average daily value of net assets under $500 million and for various intermediate percentages as the value of the net assets increased down to 0.275 percent for assets in excess of 2.5 billion.[17] In dismissing the investors' claim of excessive profits, the district court emphasized that the principal factor in determining whether the adviser breached its fiduciary duty to the fund with regard to fees is to compare a fund's fees to the fees charged by other funds in the industry.

In upholding the district court's decision, the Second Circuit Court stated that to be guilty of a violation under section 36(b), the fee must be "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." The Second Circuit Court disagreed with the district court's suggestion that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisers to funds they managed. The court stated that "the existence in most cases of an unseverable relationship between the adviser-manager and the fund it services tends to weaken the weight to be given to rates charged by advisers of other similar funds." The court further stated that since a fund cannot move easily from one adviser to another, advisers rarely compete with each other on the basis of fees and advisory contracts.

The court thus reasoned that although fund directors may consider the fees charged by similar funds, it indicated that other factors may be more important in determining whether a fee is so excessive that it constitutes a breach of fiduciary duty. These include

- the nature and quality of the adviser's services,
- the adviser's costs to provide those services,
- the extent to which the adviser realizes and shares with the fund economies of scale as the fund grows,
- the volume of orders that the manager must process,
- indirect benefits to the adviser as the result of operating the fund, and
- the independence and conscientiousness of the directors.

Since Gartenberg, additional cases have been decided that continue to apply the standards established by the Gartenberg court.[18] The court

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[17] Gartenberg v. Merrill Lynch Asset Management Inc., 528 F. Supp. 1038 (S.D.N.Y. 1981), aff'd, 694 F. 2d 923 (2d Cir. 1982), cert. denied, 461 U.S. 906 (1983).

[18] Schuyt v. Rowe Price Prime Reserve Fund, 663 F. Supp. 962 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034 (1988); Krinsk v. Fund Asset Management, 715 F. Supp. 472 (S.D.N.Y.

decisions in Gartenberg and the cases that followed it, therefore, have served to establish the current expectations for fund directors regarding fees. As a result, regulators expect mutual fund directors to review the types of information the courts identified as important when assessing whether the fees their fund pays to its adviser are excessive. As noted above, among the information to be considered by directors is how their fund's fee structure compares to those of similar funds. Under such standards, independent directors are not required to seek the lowest fee. For example, SEC's chairman characterized these duties by stating that "[d]irectors don't have to guarantee that a fund pays the lowest rates. But they do have to make sure that the fees fall within a reasonable band" of other funds' fees.[19]

Opinions on Boards' Effectiveness in Overseeing Fees Vary

Opinions on mutual fund boards' effectiveness in overseeing fees varied. Some fund adviser officials depicted directors as assertive in reviewing fees, even seeking reductions and resisting fee increases. However, other industry participants expressed various criticisms of directors' effectiveness in overseeing the fees mutual funds charge, including that directors lack sufficient independence and that legal standards governing their actions are flawed. To address concerns over a potential lack of independence among mutual fund boards, SEC and others have various initiatives under way, but they are not likely to have a significant impact on fees because most funds already have them in place.

Fund Officials Say Boards Are Effective in Lowering Fees

Mutual fund adviser officials indicated that their boards of directors follow rigorous review processes when reviewing their funds' fees. Officials at several of the 15 mutual fund advisers we contacted described a rigorous process of review that their independent directors use to evaluate the investment management contract and to review fees. For example, officials at one fund adviser said that their board members are successful businessmen and women who are very knowledgeable about how the funds operate. The officials said that these directors obtain expert advice, when needed, with which to make their fee-related decisions.

Adviser officials told us that their fund directors often obtain data from independent sources, such as the industry research organizations Lipper and Morningstar, Inc. They told us that their directors also actively seek out other materials they need to help them do a thorough job of reviewing

1988), aff'd, 875 F. 2d 404 (2d Cir.), cert. denied, 493 U.S. 919 (1989); Kalish v. Franklin Advisers, 742 F. Supp. 1222 (S.D.N.Y. 1990), aff'd , 928 F. 2d 590 (2d Cir.), cert. denied, 502 U.S. 818 (1991).

[19] May 15, 1998 remarks before the Investment Company Institute, Washington, DC. See also Krinsk v. Fund Asset Management, 715 F. Supp. at 502-03 .

fund costs. Several indicated instances where fees were lowered or fee raises were denied at the board's insistence.

Adviser officials we contacted indicated that their fund directors meet several times a year, and a committee of independent directors typically meets at least annually to discuss the investment adviser's contract and related fees. They said that they provide directors large amounts of information relevant to the investment management contract and fee schedule, and they include comparative fees paid by similar funds for these services. According to the adviser officials, independent directors typically review and deliberate on the information provided by the adviser before meeting with fund officials, consult with independent counsel on the terms of the proposed contract, and compare the fees they are being asked to approve with those of peer groups of funds. Adviser representatives depicted their funds' independent directors as tough negotiators who scrupulously review available information and then lower fees or refuse fee hikes when they feel such actions are warranted.

SEC examinations we reviewed cited few deficiencies relating to directors' role in evaluating fees. According to an SEC official, SEC examines all mutual fund families within a 5-year cycle. In our review of SEC examinations of 16 fund advisers conducted between 1995 and 1999, we found 3 instances citing deficiencies related to the directors' role in reviewing fees. Two stated that minutes of board meetings failed to indicate that certain factors had been reviewed or discussed, and one found that the directors for two funds in a particular family had not received information on certain expense information when they approved their investment advisory agreements.

Some Officials Criticized Directors' Effectiveness in Overseeing Fees

Various industry participants criticized mutual fund directors' effectiveness in overseeing fees charged for operating their funds. A primary criticism of mutual fund directors is that they lack sufficient independence and knowledge to effectively oversee the fund adviser's activities and fees. Such allegations have appeared in various press and magazine accounts. In addition, some of the industry participants we contacted raised similar criticisms. A private money manager told us that because a fund's investment adviser or an affiliate usually manages the fund, its independent directors cannot be truly autonomous in negotiating adviser fees and contracts. According to an industry analyst, a general lack of experience with mutual fund operations prevents independent directors from being as effective as they could be in keeping fees down. Because of their inexperience, the independent directors will often defer to the

opinions of the interested directors, who are also employees of the adviser, during the deliberations of the board.

Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the Gartenberg standards, such practices do not contribute to lower fees.

SEC and ICI Proposed Reforms to Increase Director Independence and Knowledge

In response to criticism that independent directors on mutual fund boards may not be sufficiently independent of the adviser, SEC and ICI took steps to examine ways in which independent directors might be more autonomous.[20] In February 1999, SEC conducted 2 days of public discussions, with various industry participants and critics evaluating independent directors' responsibilities and ways in which they could more effectively carry them out. Shortly thereafter, ICI assembled an advisory group to identify and recommend best practices for fund boards to consider adopting.[21] In addition, in response to the SEC chairman's call for improved fund governance, a Mutual Fund Director's Education Council, chaired by a former SEC chairman and administered by Northwestern University, has been formed. The Council intends to foster the development of programs to promote independence and accountability in fund boardrooms.

In October 1999, SEC promulgated proposed rules to enhance the independence of certain mutual fund boards. SEC noted in its introduction to the proposed rules that in order to truly enhance the effectiveness and independence of all fund directors, the Investment Company Act would need to be amended, but SEC's recent attempts to achieve such changes by legislation were never enacted. As a result, SEC's proposal applies to funds that rely on exemptions granted by SEC of certain statutory conflict-of

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[20] In 1992, SEC staff conducted a study of the regulation of investment companies to determine whether existing regulations imposed unnecessary constraints on funds and whether there were gaps in investor protection. As a result of this study, the staff recommended that the act be amended to require that the minimum proportion of independent directors be increased from 40 percent to a majority, that independent director vacancies be filled by the remaining independent directors, and that independent directors be given the authority to terminate advisory contracts. Notwithstanding the SEC staff recommendations, the legislation was never enacted.

[21] Enhancing a Culture of Independence and Effectiveness, ICI (Washington, DC: Jun. 24, 1999.

interest prohibitions.[22] According to SEC officials, almost all funds rely on one or more of these rule exemptions, and thus the proposal would apply to virtually all funds.

Under SEC's proposal, funds relying on any of these exemptions would be required to have independent directors who constitute either a majority or a super-majority (two-thirds) of their boards and who select and nominate other independent directors. In addition, if the independent directors use legal counsel, such counsel would be required to be separate from that used by the fund's adviser.

SEC's proposed rule amendments also would require funds to provide additional information to investors about fund directors. Under the proposal, funds would be required to provide investors with basic information about the identity and business experience of the directors, the extent to which the directors own shares of funds within the fund family, and any potential conflicts of interest.

These proposed rule amendments may not significantly affect the level of fees in the mutual fund industry. First, the rule proposals focused on enhancing director effectiveness and do not specifically address fees. SEC officials acknowledged that most funds already have a majority of independent directors on their boards. Officials at the 15 fund advisers we contacted also told us that the requirements they place on their boards already meet SEC's proposed changes. Most of them indicated that a majority of their boards are independent directors, they set their own compensation, and they nominate and select new independent members. In addition, they have separate outside counsel and advisors to help them evaluate the fees and contracts they are responsible for negotiating in the shareholders' best interests.

Others argue that even though many funds have these requirements in place, they should be required for all funds so that all investors have consistent protections. Some commenters to the proposed rule amendments stated that the proposed changes are burdensome and that SEC is attempting to do by regulation what it has been unable to achieve through legislation. Others claim that the proposal is a necessary measure to provide investors consistent protection. As of May 16, 2000, the amendments in the proposal had not yet been adopted.

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[22] Examples of these exemptive rules include Rule 12b-1, which permits the use of fund assets to pay distribution expenses; Rule 17a-8, which permits mergers between certain affiliated funds); and Rule 18f-3, which permits funds to issue multiple classes of voting stock.

Conclusions and Recommendations

Conclusions

Because of the unavailability of comprehensive data on costs advisers incurred operating mutual funds, we were unable to determine to what extent the growth in mutual fund assets during the 1990s provided advisers the opportunity to reduce fund expense ratios. We found that many large funds.had reduced their operating expense ratios between 1990 and 1998, with the average fee among the largest stock funds declining by 20 percent. However, not all funds reduced their fees, including some that had grown by more than 500 percent during that period. These results also reflect the largest funds, whose advisers were most likely to have experienced economies of scale that would have allowed them to reduce these funds' expense ratios. In addition, our sample consisted primarily of the largest and fastest growing funds in the industry and thus may not reflect the characteristics and the trend in fees charged by other funds.

We also found certain limitations in the mechanisms that regulators currently rely on to influence fee levels. As with other financial products, regulators rely on competition as means of setting prices for products and services. However, competition in the mutual fund industry is not generally price-based and thus may not be strongly influencing fee levels.

Regulators also rely on fee disclosures to inform investors of the fees that funds charge. The information that is disclosed in mutual fund prospectuses and annual reports allows investors to compare the relative fees and expenses charged by differing funds. However, while mutual fund statements show the dollar amounts of any transaction fees deducted from shareholder accounts, they do not disclose the actual dollar amounts of each investor's share of the fund's operating expenses. Some officials we interviewed acknowledged that such information would reinforce the fact that investors are paying for mutual fund advisers' services. Including the dollar amount paid in fees along with each investor's account value would also put mutual fund statements on comparable footing with that of other financial services whose specific charges also routinely appear in confirmation and account statements. Fees stated in dollar terms, considered in conjunction with other relevant information such as investment goals, could spur investors to evaluate the services they receive from their funds in exchange for the fees being charged and to compare their funds' services and fees with those of other funds with similar investment objectives. Prominently and regularly disclosing to investors the specific dollar amount of operating expense fees each investor pays could also encourage more fee-based competition among fund advisers, as has occurred with brokerage commissions and other financial services.

To produce such information, fund advisers may have to make changes in their account management systems to collect and calculate information that is not currently maintained. Advisers and certain broker-dealers whose customers invest in mutual funds would also incur both one-time and ongoing costs. However, estimates for these costs did not appear to be inordinately high—with some estimates generally indicating that such costs might be a few dollars or less per investor. In addition, industry participants have already identified alternative, less costly, ways of calculating the dollar amount of fees paid by individual fund investors, such as by multiplying a fund's share value by its expense ratio and an average of the number of shares held by an investor during the prior period rather than by maintaining information on each investors actual daily share of expenses.

Another alternative means of disclosing dollar amounts of operating expense fees paid on individual investor statements would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Regulators also rely on mutual fund boards of directors to serve as a check on the fees charged by the funds they oversee. Currently, fund directors annually review the fees of the funds they direct and, among other things, generally maintain their funds' fees within a reasonable range of fees charged by other funds. Opinions about fund directors' effectiveness varied, and regulators are taking steps to increase directors' independence from their funds' advisers. However, these steps are not likely to have a significant impact on fees because most funds already have many of the proposed reforms in place and their purpose is to generally enhance director effectiveness and did not specifically address fees. Our analysis of the largest funds' fees, which showed higher fee funds migrating to lower fee levels while lower fee funds generally retained their levels, is consistent with assertions that mutual fund directors are choosing to keep fees at a level comparable to those of other funds. Whether this level is appropriate for the industry is not known.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, we recommend that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors

include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency and Industry Comments and Our Evaluation

We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments from SEC were incorporated into this report as appropriate.

Overall, each of the commenting organizations agreed that our report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials raised several issues about our report. ICI's letter notes that although promoting investor awareness of the importance of fund fees is a priority for ICI and its members, ICI officials had reservations about the account statement recommendation that investors periodically receive information on the specific dollar amounts of the fees deducted from their mutual fund accounts. Their concern was that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

We agree with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a

percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing between funds prior to investing. The additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on our observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

We do not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

Customers who place money in savings accounts, bank certificates of deposit, or bonds are not purchasing investment management or financial transaction services as are mutual fund investors. Thus, customers placing money in those other investment or savings products are generally told

what the nominal returns will be, regardless of how the firm providing the product will use the customer's capital to conduct investment or operating activities intended to produce sufficient income to provide the promised rate of return to the customer. In such cases, customers are not entitled to the residual returns earned by their capital but instead are promised and ·paid a fixed return.

Furthermore, the fact that not all financial products provide information on all their charges to account holders does not reduce the likely usefulness of such information to the millions of mutual fund investors. Instead, independent evaluations of the usefulness of providing such information for those other products would be necessary to determine if similar disclosures would also benefit the users of those other products.

All three commenting organizations also generally questioned our finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that our draft report did not address the fact that mutual funds present performance net of expenses.

Our report notes that a mutual fund is required to disclose its performance net of fees and expenses; its performance is the primary basis upon which funds compete. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the · fee from the return would remind investors that a fee is embedded in their net returns. In addition, our report also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis, resulting in greatly reduced charges for such services. Implementing our recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals we interviewed regarding the role of mutual fund directors in overseeing fees. The individuals we quoted were critical of the

director practice of setting their funds' fees only in relation to the fees charged by other funds; however, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

We have added text to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments we cited, directors are primarily emphasizing such comparisons over the other factors they are also required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Furthermore, we recognize that a firm's comparison of the prices it charges with those its competitors charge is a legitimate and perfectly acceptable means for firms to evaluate their own business strategies. However, in the mutual fund industry, which competes indirectly on the basis of such charges, such comparisons may serve to maintain fees at a consistent level or allow them to be reduced only by amounts similar to those of other funds' reductions, as the individuals we interviewed stated. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers the opportunity to reduce fees by even more.

Thomas J. McCool
Page 4

fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with greater information to assess directors' independence.

In June 1999, an advisory group of industry experts formed by the Investment Company Institute recommended a set of fifteen "best practices" for funds and their boards to consider.[2] Some recommendations were designed to enhance the independence of independent directors.[3] Other recommendations were designed to enhance the effectiveness of fund boards as a whole.[4]

Finally, in response to Chairman Levitt's call for improved fund governance, a Mutual Fund Directors Education Council has been created. The Council, chaired by former SEC Chairman David S. Ruder and administered by Northwestern University, will foster the development of programs to promote a culture of independence and accountability in fund boardrooms.

We believe that these mutual fund governance initiatives have and will continue to focus increased attention on the importance of directors performing their duties as effectively as possible, particularly in the critical areas of considering and approving the advisory contract and overseeing fund fee levels.

II.   General Comments on the Report

      A.   Competition in the Mutual Fund Industry

Your report states that, "competition in the mutual fund industry is not generally price-based, and thus may not be strongly influencing fee levels...."[5] Although one certainly could argue that there should be more competition in the industry, it is hard to argue that there is an absence of price competition. The two largest fund groups are among the industry's low cost providers; and another large and well-funded low cost provider recently entered the industry. Low cost index funds have grown from less than 2% of stock fund assets in 1990 to 7% today. Directly marketed funds, which tend to have lower expenses, have increased their market share from 35% in 1990 to 46% today.

---

[2] *Report of the Advisory Group on Best Practices for Fund Directors*, Investment Company Institute, June 24, 1999.

[3] For example, independent directors should comprise at least two thirds of the board; obtain qualified counsel who is independent from the fund's adviser; and meet separately from management when evaluating advisory and underwriting contracts.

[4] For example, fund directors should invest in funds on whose boards they serve and should periodically evaluate the board's effectiveness. New fund directors should receive appropriate orientation and all fund directors should keep abreast of industry and regulatory developments.

[5] Executive Summary, p.6.

Comments From the Securities and Exchange Commission



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 10, 2000

Thomas J. McCool
Director, Financial Institutions
and Markets Issues
General Government Division
U.S. General Accounting Office
Washington, DC 20548

Re: GAO Draft Report
Mutual Fund Fees: Additional Disclosure Could Encourage Price
Competition.

Dear Mr. McCool:

Thank you for the opportunity to comment on the General Accounting Office's
draft report and assessment of mutual fund fees. The report provides a wide-ranging
analysis of mutual fund fees and the market forces and regulatory requirements that
impact those fees. I commend the GAO for contributing to the public dialog about this
important matter.

The report raises important issues concerning the impact of mutual fund fees on
investors. The major conclusion of the report is that additional disclosure could help
increase investor awareness and understanding of mutual fund fees and, thereby, promote
additional competition by funds on the basis of fees. The report recommends that the
Commission require that periodic account statements include additional disclosure about
the portion of mutual fund expenses that the investor has borne.

We agree that investors need to be aware of and understand the fees that mutual
funds charge. The question to be answered, however, is how best to accomplish that goal.
As the report points out, there are advantages and disadvantages of the report's
recommendation and alternatives that need to be considered. We welcome the report's
recommendations and suggestions, and will consider them carefully.

As you know, Congress and the Commission have sought to protect investors
from excessive fees in two ways. First, the securities laws require full and complete
disclosure of fees so investors can make informed decisions. Second, the Investment
Company Act establishes procedural safeguards relating to the corporate governance
structure of funds to protect against potential conflicts of interest, including those
involving fees. In this regard, the Commission has taken many steps in recent years to
protect the interests of shareholders. Below we summarize the recent initiatives.

Thomas J. McCool
Page 2

Following this summary are our general comments and observations concerning various
issues addressed in the report.

I.   Recent Initiatives Relating to Mutual Fund Fees

        A.   Disclosure and Investor Education Initiatives

        The primary focus of our disclosure effort has been to make fund fees and
expenses more transparent to investors and to allow investors the ability to compare fees
and expenses between different funds, as well as to educate investors about the
importance of fees.

See comment 1.

        In the 1980s, the Commission became concerned that the increasing variety of
sales loads and other fund distribution arrangements could, unless uniformly presented,
confuse investors. For that reason, since 1988 every mutual fund prospectus has included
a fee table. The fee table is a uniform, tabular presentation that shows both charges paid
directly by a shareholder out of his or her investment, such as front-end and back-end
sales loads as well as recurring charges deducted from fund assets, such as management
and rule 12b-1 fees. The fee table is accompanied by a numerical example that illustrates
the total dollar amounts that an investor could expect to pay on a hypothetical investment
if he or she received a 5% annual return and remained invested in the fund for various
time periods. The fee table is intended to present fund investors with expense disclosure
that can be understood easily and that facilitates an investor's comparison of expenses
among funds.

        In 1998, the Commission required the fee table to be included in a new plain
English risk/return summary that appears in the front portion of all prospectuses. The
risk/return summary functions as a standardized "executive summary" of key information
about the fund. As part of these changes, the Commission increased the investment
amount illustrated in the fee table example from $1,000 to $10,000 to reflect the size of a
more typical fund investment and to approximate more closely the amount of fees and
expenses that a typical investor would expect to incur over time. The Commission also
improved the method of presentation for several items included in the fee table, including
temporary expense reimbursements, fee waivers, and certain account fees paid directly by
shareholders.

        Most recently, the Commission proposed that mutual funds be required to report
investment returns on an after-tax basis in prospectuses and shareholder reports. The
proposal reflects the fact that taxes represent the largest single expense borne by many
fund investors. Recent estimates suggest that taxes may reduce the average stock fund's
total return by 2.5%, an amount larger than the expense ratios of most funds.

        Although information about mutual fund fees has been made clearer and more
readily available than in the past, the Commission remains concerned that many investors
are not paying attention to information about fees. These concerns have prompted the
Commission to mount an extensive investor education campaign to improve the financial

Thomas J. McCool
Page 3

literacy of investors. The Commission has published and posted on its website a
brochure about investing in mutual funds that contains a section on the importance of
fees. In town meetings and speeches to investors across the country. the Commission has
emphasized the importance of fees in evaluating mutual fund investments. The
Commission is a major sponsor of the Facts on Savings Campaign, a joint effort among
government agencies, financial industry associations, and consumer organizations to help
Americans of all ages and incomes to "get the facts" they need to save and invest wisely.[1]
The campaign includes information about mutual funds and the importance of fund costs
in determining the amount that will be accumulated for retirement or to meet other
financial goals. In January of this year the Commission issued an investor alert that
advises mutual fund investors to look at more than past performance, recommending, in
particular, that they assess a fund's costs which can have an enormous effect on
performance. To assist investors in assessing costs, the Commission posted on its
website a Mutual Fund Cost Calculator, an innovative interactive web-based tool that
investors can use to calculate the costs of mutual fund ownership. During the first quarter
of 2000, the calculator averaged over 8,500 hits per month – making it one of the most
frequented portions of the SEC website.

B.   Fund Governance Initiatives

Because independent directors play such an important role under the Investment
Company Act in approving the contract between the investment adviser and the fund, we
have undertaken a series of initiatives to strengthen their ability to perform that role.

In February 1999, the Commission hosted a two-day public Roundtable on the
role of independent fund directors. Participants included independent directors, investor
advocates, executives of fund advisers, academics, and legal counsel. One panel at the
Roundtable was entitled "Negotiating Fees and Expenses." The Roundtable served to
heighten the industry's awareness of the importance of directors in protecting the interests
of shareholders.

In October 1999, the Commission proposed new rules and rule amendments to
enhance the independence and effectiveness of mutual fund directors. One proposal
would require funds that rely on Commission exemptive rules to have independent
directors that constitute at least a majority of board members. Although, as you point out,
many fund boards currently have a majority of independent directors, our proposal would
strengthen the governance for the remainder that do not. Taken together, the rule
proposals (along with an accompanying interpretive release) are designed to reaffirm the
important role that independent directors play in protecting fund investors, strengthen

[1] Other government agency sponsors include the Board of Governors of the Federal Reserve System, the
North American Securities Administrators Association, and the Federal Trade Commission. Other financial
industry and consumer sponsors include the American Association of Individual Investors, American Stock
Exchange, Bank Securities Association, Certified Financial Planner Board of Standards, International
Association for Financial Planning, Investor Protection Trust, National Association of Securities Dealers,
National Investor Relations Institute, Securities Industry Association, and the Security Traders Association.

Thomas J. McCool
Page 5

The fact that there are many non-price factors that appear to influence an investor's choice of a mutual fund (e.g., reputation of the adviser, historical performance, sales channel, level of customer service, investment objectives), so that fee and expense levels do not strongly influence this choice reflects typical behavior by consumers when they select financial services.

An additional factor not mentioned in the report is that, in addition to competing among themselves, mutual funds face strong competition from outside the fund industry. For example, due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds. Exchange traded funds, a new pooled investment vehicle sponsored by large brokerage firms and stock exchanges, offer low costs and the ability to buy and sell shares at any time during the day at the current market price. Advances in technology enable investment advisers and broker-dealers to extend individual account management services to customers with much smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund. These changes in the market place are likely to put further pressure on funds as they strive to remain competitive.

B.   Analysis of the Largest Funds

The report correctly points out that existing studies regarding mutual fund fees reach somewhat contradictory conclusions and that some of these studies' methods have been questioned. Thus, the report describes the analysis that you conducted concerning trends in expense ratios based upon data concerning 77 of the largest mutual funds that grew faster than the average fund in the industry.

We note that your results show that asset growth usually resulted in lower expense ratios and are generally consistent with other data we have studied, which tend to confirm that so-called "economies of scale," at least in many cases, are being passed on to fund shareholders.

C.   Mutual Fund Directors Required to Review Fund Fees

The report discusses the fact that, under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser. In your discussion of directors' effectiveness in fulfilling these duties, there are a couple of sentences in the report attributed to private money managers and others stating that directors can fulfill their obligations by ensuring that a fund's fees are within a range of similar funds. While these statements may be their personal opinions, we believe the statements are incorrect both as a matter of law and as a matter of practice.

As your report discusses in Chapter 6, case law concerning the obligations of directors in approving the advisory contracts requires directors to consider much more than whether the fees are within the range charged by other similar funds, including the

Thomas J. McCool
Page 6

nature and quality of services provided by the adviser, the advisor's costs, and any economics of scale from managing additional assets. Additionally, our inspections of funds confirm that directors generally are diligent in performing their obligations and do consider many factors in determining whether to approve an advisory contract. Moreover, we note that our corporate governance proposals would require fund registration statements to disclose the factors considered by fund directors when they approved the fund's contract with its investment adviser. We are concerned that a reader of your report may be misled as to how directors fulfill their obligations. Accordingly, we believe that the report should make clear that directors are required to consider more than what other funds charge, and in fact do so.

D. Expense Comparisons Among Funds

One important issue that is not discussed in the report relates to the difficulty of comparing the expense ratios of different funds. Sometimes all of the services provided as part of the process of investing in the fund are bundled into the fund's expense ratio. Other times, the expense ratio excludes the cost of certain services, such as marketing and/or financial advice, because they are paid separately by each individual shareholder.

For example, an investor who is very concerned about costs and willing and able to do his or her own financial planning would likely invest in a low cost fund. A second investor that is less knowledgeable and/or less price sensitive may prefer to pay extra money for more services. If this investor purchased a mutual fund after obtaining financial advice from a broker-dealer, insurance company, or bank, the fund's costs would likely be different because the advice might be paid for by payment of a sales load or a rule 12b-1 fee. If the purchase were made pursuant to a wrap fee program, the fund's costs would be lower because the advice would be paid for separately by the investor. Alternatively, this investor could pay separately for advice from a fee-only financial planner and then invest directly in a low cost fund.

E. Expense Comparisons to Other Financial Services

A major theme of the report is that mutual funds do not provide fee information comparable to that provided by other financial service providers.[6] In particular, the report notes that although customer fees for other financial services are often disclosed in specific dollar amounts, mutual fund shareholders do not receive information about the dollar amount of fund operating expenses attributable to their shares.

As noted in the report, mutual funds differ from most financial services with respect to the way in which services are delivered and paid for. Most financial services are provided by a financial firm (bank, securities firm, insurance company) directly to the

---

[6] Mutual funds are compared to bank deposit accounts, bank trust services, investment advisory services provided by individual investment advisers, wrap accounts, purchases of stocks, bonds and other securities, and purchases of real estate.

Thomas J. McCool
Page 7

customer. Mutual fund services are provided by an entity (the fund) separate and *distinct* from the financial firm that is its sponsor. As a separate entity, the fund not only bears its own expenses, it is owned by the "customer."

We believe that the fee information provided by mutual funds and by other types of financial services is nevertheless, quite similar. Like other financial services, mutual funds provide information about the dollar amount of fees they charge directly to an individual account. For mutual funds, this includes sales loads, redemption fees, account fees, and other charges levied directly on shareholder accounts. For other financial service providers, this includes itemized fees on deposit accounts, brokerage commissions on stock transactions, fees charged by individual investment advisers, broker commissions on real estate transactions, and similar fees.

Like other financial services, mutual funds do not provide information about expenses incurred outside the account. For mutual funds, this includes the investment advisory fees and all other expenses paid out of fund assets. For other financial services, for example, this includes the spread between the gross amount earned by the financial service provider on customer funds and the net amount paid out to the customer.

F.   Disclosure Concerning Fees Paid by Investors

See comment 2.

The Commission's approach to disclosure has been to ensure that investors receive information about fees that allows the investor to make an informed decision prior to making a purchase, as well as after becoming a fund shareholder. In addition to the information provided to a prospective investor before the purchase (as described above) the Commission's rules also require that investors receive ongoing information about expenses after they have made a purchase. First, investors receive annual and semi-annual reports that disclose the actual expense ratio of the fund. Second, investors receive an updated prospectus on an annual basis that includes a fee table and a fee example. The fee information in the prospectus is generally based upon actual fees that the fund paid in the prior year. While reports to shareholders and updates to prospectuses are mentioned in the report, we believe it should be noted that mutual fund investors under current regulations receive and have access to information on an annual basis which enables them to assess and understand the fees they bear and to effectively compare the fees of funds.

*   *   *   *   *   *   *   *   *

We recognize that investors need to be further educated about the fees and expenses that mutual funds charge. As part of our responsibilities in regulating mutual

Thomas J. McCool
Page 8

funds, we will consider the recommendations in your report very carefully in determining
how best to inform investors about the importance of fees. Again, thank you for the
opportunity to comment on your report.

Sincerely,

Paul F. Roye

The following are GAO's comments on the Securities and Exchange Commission's May 10, 2000, letter.

GAO's Comments

1. The Securities and Exchange Commission (SEC) described various changes since the 1980s to the fee disclosures that mutual funds are required to make. To acknowledge this, we have added a footnote to our discussion of the currently required disclosures that describes some of the changes made to these disclosure requirements over time.

2. SEC stated that our report should note that the current disclosure does provide investors with access to information on an annual basis that enables them to assess and understand the fees they bear and to effectively compare fees. We agree that disclosure of such information is currently required, and we have added additional language to our report to clarify that these disclosures are made annually. However, these disclosures present fund expense ratios as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account. Furthermore, these reports are provided to investors only semiannually. Although investors can use this information to compare among funds, the additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors the fact that they do pay for the services they receive from their mutual funds. The specific dollar amounts we recommend that funds disclose should also have the added immediacy of being unique to each investor and his or her account. By disclosing these additional dollar amounts on investors' quarterly account statements, funds will provide fee disclosures to investors more frequently than they currently do.

Comments From the National Association of Securities Dealers Regulation, Inc.

Note: GAO comments
supplementing those in the
report text appear at the
end of this appendix.


NASD
REGULATION
An NASD Company

Thomas M. Selman
Vice President
Investment Companies/Corporate Financing

NASD Regulation, Inc.
1801 K Street, N.W., Suite 800
Washington, D.C. 20006-1500
202 728 8068
Fax 202 974 2732

May 8, 2000

Thomas J. McCool
Director, Financial Institutions and Markets Issues
U.S. General Accounting Office
Washington, D.C. 20548

Dear Mr. McCool:

Thank you for allowing us the opportunity to comment on your draft report entitled Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition (April 19, 2000) (the "Report"). We have summarized in bullet form below our overall comments on the Report's recommendation, as well as certain technical comments on the Report. We would be happy to discuss our comments with you at your convenience.

As we have discussed, NASD Regulation shares your concern that some investors may "chase" performance, and we agree that investors also should consider fees, expenses and other issues when making an investment decision. We would be happy to work with you and your staff on these important policy questions.

I.   Overall Comments on Report's Recommendation

*   The Report concludes that "unlike many other financial products and services where the dollar amount paid by the customer is clearly and regularly disclosed, mutual fund disclosures do not include the actual dollar amounts of the fund fees individual investors pay."[1] Based on these conclusions, the Report recommends that the Securities and Exchange Commission and NASD Regulation, Inc. require mutual funds and certain broker/dealers to provide in periodic account statements "the dollar amount of mutual fund fees each investor paid ... in addition to presently required fee disclosures."[2]

*   The Report's recommendation raises several issues:

Now on p. 96.

---
[1] See Report, Chap. 7, pp. 1-2.

[2] See Report, Chap. 7, p. 5.

Now on p. 97.

Thomas J. McCool
May 8, 2000
Page 2

See comment 1.

- First, the Report seems to assume that mutual funds impose ongoing fund operating expenses, such as Rule 12b-1 fees and advisory fees, at the account level. In fact, funds impose these expenses at the entity level. Moreover, NASD member broker/dealers are generally required to send at least quarterly to all customers account statements that detail, among other things, all charges and debits imposed at the account level.

See comment 2.

- Second, the Report's recommendation may be difficult, if not impossible, to implement. Aside from the fact that mutual funds do not perform the shareholder-level accounting envisioned by the proposal, many broker/dealers would not have access to the information about the mutual fund's expenses necessary to comply with these rules.

- Third, the Report seems to conclude that mutual fund markets are less than competitive because investors base their investment decisions more on performance than on the level of mutual fund fees. We share the concern that some investors may place too much reliance on past performance, and we agree that they also should consider other issues, such as a fund's fees and expenses. However, investors who focus solely on low expenses (such as some money market fund investors) may sacrifice performance that they might obtain if they were to consider other factors, such as a fund's investment objective and the quality of the fund adviser's investment management.

See comment 3.

- Fourth, the Report seems to assume that other financial intermediaries provide full disclosure of itemized expenses that reduce the return on customers' investments. Rules governing these institutions may require them to provide certain disclosures in periodic account statements regarding account-level fees. However, these rules do not require disclosure of the dollar amount of operating expenses incurred at the entity level that reduce the return a customer earns on his or her investment. Similarly, the rules governing other unregistered collective investment vehicles, which operate analogously to mutual funds, do not require (and the GAO does not propose to require) disclosure of customer-specific entity-level expenses.

- Fifth, the Report does not address the fact that mutual funds present performance information net of expenses. Other financial intermediaries are cited as models for disclosure, without discussing the fact that these intermediaries frequently advertise performance numbers that do not reflect the fees charged to customers.

II.   Other Technical Comments on Report

Now on p. 27; see comment 4.

- Chapter 1, page 7. The Report states that "NASD rules prohibit funds from charging a front-end load that exceeds 8.5 percent of the initial investment. Some mutual funds, known as 'no-load' funds, do not have sales charges." These sentences require some clarification.

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 2

that charged less than the industry average. Moreover, in recent years, the typical equity fund investor has paid annual fees that were about one-third less than the average equity fund charged, indicating a strong investor preference for lower-cost funds.

Equally important, because funds compete fiercely on the basis of net performance, they have an incentive to keep fee levels as low as possible. A small difference in performance can affect a fund's competitive standing, which in turn substantially impacts the fund's ability to attract additional investments. The report would, in our view, better reflect both the competitive nature of the market and shareholder behavior if these facts were included.

Fund Advisers' Revenues are not Equivalent to Total Fee Revenues

See comment 2.

Our second comment arises from the draft report's apparent assumption that "total fee revenues" are the same as the revenues of fund investment advisers. The ICI data on "total fee revenues" (from which this observation is drawn) includes fees paid not only to fund investment advisers, but also to third parties, such as shareholder servicing, 12b-1 and custodial fees. These fees cannot accurately be described as revenues of the adviser. More important, data from various fund information providers indicates that advisory and administrative fees received by fund advisers are diminishing as a percentage of total fee revenues, and now typically account for only 50 to 60 percent of total annual fund expenses. This fact appears to significantly impact the draft report's observations about fund asset and adviser revenue growth rates. The draft report suggests that these growth rates have been similar for the past decade. Instead, a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Mutual Fund Directors Have Contributed to Broad Based Fee Reductions

See comment 3.

Third, the draft report lists many of the legal duties of mutual fund directors in overseeing fees. These governance responsibilities are unique, go well beyond what is expected of typical corporate directors, and were specifically designed by the authors of the Investment Company Act to provide safeguards for fund shareholders. Because fund directors play such an important role in fund governance, we believe additional discussion of these qualities is merited. We are not aware of any other competitive industry – in the world of financial services or outside it – in which a firm is required to have an independent body annually review the "price" the firm wishes to charge for its products or services. One individual apparently suggested to GAO staff that fund directors have served to increase rather than reduce fee levels, contending that directors only consider the fees charged by similar funds. This individual's claim was presented without any supporting evidence, and is contradicted directly by the applicable legal standards governing the work of directors. These legal standards require directors, as fiduciaries, to always act on shareholders behalf and to consider carefully a broad range of specific factors when reviewing fees. The claim also overlooks the fact that fund advisory fees can only be increased if approved by the fund's shareholders, as well as by the directors, including a majority of the independent directors. Finally, the individual's claim is contradicted by the various studies, now including GAO's draft report, that show mutual fund fees declining. GAO's data shows that 70 percent of the largest mutual

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 3

funds reduced their total operating expense ratio between 1990 and 1998. As noted earlier, of the funds in this group that experienced significant asset growth in the 1990s, 89 percent experienced fee reductions.

Mutual Fund Fee Disclosure Is Unsurpassed

See comment 4.

Fourth, an area that should be clarified is the draft report's assessment of the disclosure practices of competing financial services products. The draft report asserts that, unlike mutual funds, most other financial services disclose "specific dollar amounts of all fees paid." With all due respect, we do not believe that this assertion is supportable. To cite just two types of financial services listed in the draft report, we are not aware of any bank in the country that discloses to depositors the amount of the spread that the bank earns on a depositor's balances in savings and checking accounts. We are also not aware of any brokerage firm that discloses routinely the mark-up charged to investors when selling securities. And we are not aware of any other financial product that, like mutual funds, is required to aggregate all of its fees in order to promote comparability and easy understanding.

We believe very strongly that the mutual fund fee table provides the most comprehensive and understandable disclosure of fees in the financial services world. The fee table -- which must be prominently presented in the front of every fund prospectus -- was recently made even simpler for investors by the Securities and Exchange Commission following the most exhaustive field-testing ever undertaken by that agency. The fee table lets fund investors easily compare all of the costs of competing mutual fund investments on an apples to apples basis. We believe the draft report should reflect the SEC's significant efforts in this area.

In our view, mutual funds disclose far more than other financial products because they provide investors with a precise expense ratio, which allows for exact cost comparisons of annual fees for thousands of competing mutual funds. Funds also provide investors with a standardized hypothetical, which shows in dollars and cents the exact impact that a fund's annual fees and sales charges will have on a $10,000 investment over 1, 5 and 10 year periods. No other financial product provides disclosure that is this comprehensive, and we were disappointed to see the draft report suggests otherwise.

Requiring Even More Fee Disclosure Could Be Counterproductive

Finally, notwithstanding the decline in fund fee levels and the shareholder preference for lower cost funds noted earlier, the draft report states that additional government regulation is needed to make investors more aware of mutual fund fees. The draft report states that awareness of fund fees might be heightened if fund companies were required by the SEC or NASD Regulation to include customized fee information on shareholder account statements.

Promoting investor awareness of the important role fees can play in long term financial planning is a priority for the Institute and its members. We have a long history of supporting investor awareness proposals and will continue to do so, but we have reservations about the account statement recommendation. Our reservations stem from our concern that this

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 4

requirement could erode the value of the standardized, all-inclusive fee information in the prospectus and thus impede informed assessments of fee levels at competing funds. Paradoxically, this could diminish rather than enhance investors' overall understanding of fund fees.

The Institute appreciates the opportunity to offer comments on a few of the more significant issues in the draft report. As noted in your letter, we would welcome the chance to meet with you to provide additional comments.

Very truly yours,

Matthew P. Fink

The following are GAO's comments on the Investment Company Institute's
May 3, 2000, letter.

GAO Comments

1. The Investment Company Institute (ICI) notes that our report indicates
that mutual funds compete primarily on the basis of investment
performance but gives less prominent attention to the fact that mutual
funds disclose their performance after fees and expenses have been
deducted. ICI states that as a result, investors who consider performance
are indirectly taking into account the impact of fees on returns. ICI also
states that this indirect consideration appears to be highly relevant to
shareholder investment decisions because, as of year-end 1999, more than
78 percent of shareholder accounts and 86 percent of shareholder assets
were invested in equity mutual funds that charged less than the industry
average. Finally, ICI states that by competing on the basis of net
performance, funds have an incentive to keep fee levels as a low as
possible because small differences in performance can affect a fund's
competitive standing.

At the beginning of each discussion of how funds compete, our report
notes that funds are required to disclose performance net of fees.
However, competition on the basis of net returns may or may not be the
same as competition on the basis of price, and such indirect competition
may not result in the same level of fees as could likely result from more
direct fee-based competition. As we noted in chapter 5 of the report, the
charges associated with other financial services, such as bank checking
accounts and stock brokerage, which are generally disclosed in dollar
terms to the users of these services, have been subject to vigorous
competition directly on the basis of these costs, which has resulted in
lower charges for many consumers. In addition, we noted that loads,
which are disclosed in investor statements, have also declined over time.
In addition, because past performance is not an indication of future
returns, relying on such disclosures alone would not be sufficient for
ensuring that adequate competition is occurring on that basis.

The statistics that ICI cites in its letter regarding the majority of mutual
fund shareholders invested in funds charging fees lower than the industry
average is based on a calculation of the simple average fees charged by
funds in the industry. As we note in chapter 3 of our report, calculations
using simple averages of mutual fund fees are biased upwards by the
growing proportion of new funds, funds investing in foreign securities, and
other funds that tend to have higher expense ratios than older funds
investing in domestic securities. Therefore, finding that most investors are
invested in funds charging less than such an average is not sufficient

evidence to indicated that fund investors overall are highly fee-conscious, particularly in light of surveys we reviewed that indicated that investors generally considered fees to be less important than other factors in making their investment decisions. In addition, although ICI's studies reported that some investors are increasingly investing in lower fee funds does not obviate the need for more explicit disclosure of fees and the increased competition that could result.

2. ICI noted that our draft report assumed that total fee revenues were the same as the revenues of fund investment advisers. ICI states that the expense ratios deducted from fund assets include amounts that are used to compensate not only the fund adviser but also other entities for shareholder servicing, marketing (12b-1 fees)', and other services. ICI's letter also notes that adviser fees now typically account for 50 to 60 percent of fund expense ratios. It further states that the report suggests that the growth rates of fund assets and adviser revenues have been similar in the 1990s. ICI indicates that a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Although our report previously acknowledged that the expense ratio includes fees charged for various purposes, we have added additional text where appropriate to indicate that the fees deducted from fund assets represent revenue to more entities than just the fund advisor. However, all fees, regardless of which entities receive them as revenue, are deducted from investor assets; thus, our overall conclusion that such fees and assets grew at comparable rates remains accurate.

3. ICI commented that the duties that mutual fund directors have regarding the fees funds charge exceed those of typical corporate directors. ICI emphasized that these duties are unique and were specifically designed to provide safeguards for fund shareholders. ICI notes that one of the individuals with whom we spoke about mutual fund directors appears to have suggested that mutual fund directors' activities may be serving to increase fees by evaluating a fund's fees in light of those charged by other funds. ICI states that directors, as fiduciaries, are legally required to act on shareholders' behalf and to consider a broad range of specific factors when reviewing fees. ICI indicates that the individual's claim is also contradicted by various studies, including our own, that found fees have declined.

ICI has identified various duties placed on mutual fund directors that exceed those of the directors of a typical corporation, and we have added

a footnote in chapter 6 to acknowledge these additional responsibilities. However, as our report points out, these additional duties, particularly those related to the approval of the advisor's contract and its fees, arise because of the potential conflicts of interest between fund shareholders and the adviser. As a result, the independent directors are required to review and approve the fund's contract and fee arrangement with the adviser.

Congress intended that the independent directors of mutual funds serve as a check on the adviser because of the conflicts between the interests of the adviser and fund shareholders. However, the critics of fund directors whose comments we cited are of the opinion that directors are placing primary emphasis on comparing their funds' fees to those of other funds rather than the other factors that directors are required to consider as part of their fee reviews. Therefore, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers with the opportunity to reduce fees by even more than they had. Furthermore, a firm comparing the prices it charges its customers to those charged by competitors is a legitimate and perfectly acceptable means for such firms to evaluate their own business strategies. However, in an industry that only indirectly competes on the basis of such charges, such an activity may serve to maintain fees at a consistent level or allow them to be reduced only to the extent that other funds reduce theirs, as the individuals we interviewed stated.

4. ICI commented that the assertion in our report that unlike mutual funds, most other financial services disclose the specific dollar amounts of all fees paid is unsupportable. As an example, ICI states that no bank it is aware of discloses to depositors the amount of the spread that the bank earns on a depositor's balances in checking or savings accounts. ICI states that the fee disclosures required of mutual funds are the most comprehensive and understandable in the financial services world. It also notes that these disclosures have been recently made simpler by the Securities and Exchange Commission.

We agree with ICI that the currently required disclosures are comprehensive and reasonably understandable. In response to this comment by ICI and others on the draft report, we have added a footnote that discusses some of the recent changes to the disclosures we describe in our report.

Although the disclosures that mutual funds make are comprehensive and useful for investors in comparing the relative fees charged by different funds, the information in them discloses fees in percentage terms and uses hypothetical examples, which are less direct indications of the specific prices charged to any one investor. In our report, we cite five examples of other common financial services or transactions with which most mutual fund investors are also likely to be familiar, such as checking accounts, stock brokerage, or bank trust services. These services disclose in periodic statements the specific fees in dollars charged to customers. As we point out, mutual funds do not similarly provide specific dollar amounts of charges on the periodic statements they provide to individual investors.

GAO Contacts and Staff Acknowledgments

GAO Contacts

Thomas J. McCool, (202) 512-8676
Cody J. Goebel, (202) 512-7329

Acknowledgments

In addition to those named above, Michael Burnett, Suzie Bright, Melvin Thomas, Darlene Wall, and Desiree Whipple made key contributions to this report.

United States
General Accounting Office
Washington, D.C. 20548-0001

Official Business
Penalty for Private Use $300

Address Correction Requested



(233592)

Statement of John C. Bogle

Founder and Former Chief Executive of the Vanguard Group and
President of the Bogle Financial Markets Research Center
Before the United States Senate Governmental Affairs
Subcommittee on Financial Management, the Budget,
and International Security
January 27, 2004

Good morning, Chairman Fitzgerald and members of the Subcommittee. Thank you for inviting me to speak today.

March 21, 2004, less than two months from today, will mark the 80th anniversary of America's first mutual fund. Organized in Boston, Massachusetts Investors Trust (MIT) was a Massachusetts trust managed by its own trustees, who held the power "in their absolute and uncontrolled discretion" to invest its assets. The trustees were to be compensated at "the current bank rate for trustees," 6% of the investment income earned by the trust.

Our industry began, then, with the formation of a truly *mutual* mutual fund, one organized, operated and managed, not by a separate management company with its own commercial interests, but by its own trustees; compensated not on the basis of the trust's *principal*, but, under traditional fiduciary standards, its *income*.

We use the word *Alpha* to describe the first event in a series, and the word *Omega* to describe the last event, the end of the series or its final development. To state what must be obvious, however, MIT's Alpha was followed by the development of a very different mode of fund organization. Today, the industry's almost universal *modus operandi* is not individual *funds* but fund *complexes;* they are managed not by their own trustees but by external corporations; they encompass not only investment management but also administration, operations, distribution, and marketing. The model of the 1924 Alpha *mutual fund*, then, has been replaced

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Note: The opinions expressed in this speech do not necessarily represent the views of Vanguard's present management. Much of the material in this statement was included in a presentation before the Boston College School of Law on January 21, 2004.

by the 2004 Omega mutual fund *complex*—a term that, all those years ago, would have somehow seemed jarring or inappropriate.

But "the national public interest and the interest of investors"—the focus of our industry's guiding statute, the Investment Company Act of 1940—precludes our acceptance of today's almost universally-accepted industry structure—today's Omega model—as the end of mutual fund development. Why? Because the reality is that this structure has been shaped, increasingly and almost unremittingly, to *serve* the interest of fund managers, a *disservice to* the public interest and the interest of fund shareholders.

Sharply rising fund costs have widened the shortfall by which fund returns have lagged the returns earned in the financial markets; the age-old wisdom of long-term investing has been importantly crowded out by the folly of short-term speculation; and "product marketing" has superceded investment management as our highest value. The recent fund scandals provide tangible evidence of the triumph of managers capitalism over owners capitalism in mutual fund America, an unhappy parallel to what we have observed in corporate America itself.

These developments are indisputable, and they fly in the face of the very language of the Investment Company Act: Mutual funds must be "organized, operated, and managed" in the interests of their shareowners rather than in the interests of their "investment advisers and underwriters (distributors)"—a policy now honored more in the breach than in the observance. It is high time for a *new* Omega, an industry structure that would, paradoxically enough, parallel the Alpha structure under which MIT was created nearly eighty years ago.

The Development of MIT

Almost from its inception, MIT was a remarkable success. While in its first few years the going was slow, assets had soared to $3.3 million by the end of 1926. As the boom of the late 1920s continued, it flourished. It earned a return of 88% for its investors in 1926-28, only to lose 63% of their capital in the bust that followed in 1929-1932. But as the market recovered, its assets grew apace—to $128 million by 1936, and to $277 million by 1949, the largest stock fund in the industry throughout that entire period. MIT would maintain that rank until 1975, when its assets reached a total of $1.15 *billion*—a truly amazing half-century of preeminence.

To its enviable status as both the oldest and largest mutual fund, MIT added the luster of consistently ranking as the lowest-cost fund. Its trustees soon reduced that original 6% fee to 5% of income, and then, in 1949, to 3.5%. Measuring its costs as a percentage of fund assets (now the conventional way we report expenses), the Trust's expense ratio fell from 0.50% in the early years to 0.39% in 1949, to a fairly steady 0.19% during 1960-1969. During that entire period MIT was publicly-offered through stock brokers by an underwriter originally named Learoyd-Foster, later to become Vance, Sanders & Co. Managed by its own trustees and unaffiliated with its distributor, the truly mutual structure of Massachusetts Investors Trust played a major role in its sustained leadership of the industry.

As 1969 began, then, MIT was an industry maverick. It stood for trusteeship, and did not engage in salesmanship. It kept its costs at rock-bottom levels. Its portfolio was broadly diversified and had little turnover. It invested for the long-term, and so did the shareholders who purchased its shares. And while virtually every other fund in the industry operated under the conventional structure with an external "management company" assuming full responsibility for its operations, investment advice, and share distribution in return for an *asset*-related—not *income*-related—fee paid by existing investors and a share of the sales loads paid by its new investors, MIT held to its own high standards and prospered—a success story, in its own way, for the idea that mutuality worked.

MIT – From Alpha to Omega

During 1969, however, the structure changed. The trustees solicited proxies from the shareholders of MIT (and its sister fund, Massachusetts Investors Growth Stock Fund—originally named "Massachusetts Investors Second Fund") for the approval to "demutualize" and adopt the conventional external management structure. When the shareholders approved the proposal, the Trust became a member of a fund family that adopted the name "Massachusetts Financial Services" (MFS). If MIT was a fund that for nearly a half-century had stood for something unique, in 1969 it became one of the crowd.

Was that change from Alpha to Omega good or bad? We can say unequivocally that, in terms of the fees it generated for its managers, it was *good*. We can also say unequivocally that in terms of the costs borne by its shareholders, it was *bad*. That 0.19% expense ratio in 1968 doubled to 0.39% in 1976, and doubled again to 0.75% in 1994, continuing to rise to 0.97% in 1998 and to 1.20% in 2003. **Exhibit 1.** And that old limit of 3.5% of income the trustees put into

place in 1949? It was long gone. In 2002, in fact, MIT's expenses consumed precisely 80.4% of the trust's income.



But these ratios greatly *understate* the increase in the Trusts' costs. For even as its assets were growing, so were its fee *rates*, resulting in enormous increases in the *dollar amounts* of fees paid. With assets of $2.2 billion in 1969, MIT's management fees (including some relatively small operating expenses) totaled $4.4 million. **Exhibit 2.** Even a decade later in 1979, although the Trust's assets had *declined* by 50% to $1.1 billion after the 1973-74 market crash and the troubled times faced by the fund industry, fees had actually *risen* to $5.2 million. In 1989, with assets at $1.4 billion, fees continued to rise, to $6.3 million. And in 1999, when assets soared to $15.6 billion, fees totaled $158 million. While the Trust's assets had grown *seven-fold* since MIT demutualized in 1969, its fees had increased *36 times* over. (Assets slumped to $6.5 billion last year, with fees totaling nearly $80 million.)



4

MIT's Long-Term Investment Record

What effect did the new structure have on MIT's shareholders? It is not difficult to measure. For MIT was the prototypical mutual fund, widely-diversified among about 100 blue-chip stocks and, unsurprisingly, provided returns that closely paralleled those of the Standard & Poor's 500 Stock Index (a 90-stock index until 1957), with an average correlation (R^2) of 0.94 that has remained remarkably steady over its entire 80-year history. Given the tautology that the gross return of the stock market, minus the costs of financial intermediation, equals the net return earned by market participants, it would be surprising if the rising costs that followed MIT's demutualization was not accompanied by a deterioration in the returns enjoyed by its shareowners.

No surprise, then. The Trust's relative returns declined. During its mutual era (1925-1969), the Trust's average annual return of 8.4% lagged the Index return of 9.7%, by 1.3% per year. **Exhibit 3.** (Because the Index return ignores the real world costs of investing, of course, that shortfall may not be surprising.) But *after* demutualization (1969-2003), its average annual return of 9.7% lagged the Index return of 11.3% by 1.6% per year—an 0.3% reduction that exactly matches the increase in its average expense ratio from 0.3% in the 1925-1969 period to 0.6% in 1969-2003. (The ratio has risen to an estimated 1.2% in 2003, suggesting a much wider lag in the years ahead.)



Average Annual Returns: MIT and S&P 500 Index 3.

	Alpha Period	Omega Period
MIT vs. Index	1924 - 1969 -1.3%	1969 - 2003 -1.6%

This increase in the shortfall in MIT annual returns during the Trust's 34-year Omega period may seem trivial. But it is not. **Exhibit 4.** Thanks to the miracle of compounding *returns*, each $1 initially invested in the Standard & Poor's Index at the end of 1969 would have been valued at $38 at the end of 2003. Confronted by the tyranny of compounding *costs* over that long period, however, each $1 invested in Massachusetts Investors Trust would have had a final value of just $23.60—a 38% loss of principal in relative terms.



The Wellington Group – From Omega to Alpha

Even as MIT was abandoning its Alpha mutual structure in favor of an externally-managed Omega structure in 1969, the stage was being set for another firm to take precisely the opposite action. Philadelphia's Wellington Group—eleven associated mutual funds with assets of some $2.4 billion (over $1 billion behind the then-combined total of $3.5 billion for MIT and its sister growth fund)—was operated by Wellington Management Company, then largely owned by its executives but with public shareholders as well. Its stock had recently sold at an all-time high of $50 per share, nearly three times its initial public offering price of $18 in 1960. Despite the travail that followed the demise of the Go-Go years, the stock market was again rallying, on the way to its then all-time high early in 1973, and the company was prospering.

With the so-called "currency" that its public stock had made available, Wellington Management had merged with the Boston investment counsel firm of Thorndike, Doran, Paine and Lewis, Inc., in 1967. TDP&L was also the manager of Ivest Fund, a "go-go" fund that was

one of the industry's premier performers during that era of speculation, and it soon became a major generator of the Wellington Group's capital inflows. And yet, even as MIT had just gone in the opposite direction, the Wellington CEO (and also the Chairman and President of Wellington *funds*)[1] was pondering whether this Omega structure was the optimal one for the funds' shareholders, and whether a change to the recently-vanished Alpha structure would improve both the lot of its fund shareholders as well as the firm's competitive position in the industry.

In September 1971, he went public with his concerns. Speaking at the annual meeting of the firm's partners, he talked about the possibility of mutualization, beginning his remarks with a 1934 quotation from Justice Harlan Fiske Stone: "Most of the mistakes and major faults of the financial era that has just drawn to a close will be ascribed to the failure to observe the fiduciary principle, the precept as old as holy writ, that 'a man cannot serve two masters' . . . Those who serve nominally as trustees but consider only last the interests of those who funds they command suggest how far we have ignored the necessary implications of that principle."

The Wellington CEO endorsed that point of view, and revealed what he described as "an ancient prejudice of mine: *All things considered, it is undesirable for professional enterprises to have public shareholders*. Indeed it is possible to envision circumstances in which the pressure for earnings growth engendered by public ownership is antithetical to the responsible operation of a professional organization. Although the field of money management has elements of both a business and a profession, any conflicts between the two must, finally, be reconciled in favor of the client."

He then tranced on some ideas about how such a reconciliation might be achieved: (1) "a mutualization, whereby the funds acquire the management company;" (2) "internalization, whereby the active executives own the management company, with contracts negotiated on a 'cost-plus' basis, with incentives for both performance and efficiency, but without the ability to capitalize earnings through public sale;" and (3) limited internalization, with funds "made self-sustaining with respect to administration and distribution, but with external investment mangers."

Omega to Alpha

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[1] It was I who served in these positions, but I feel more comfortable using the third person format. This combination of seemingly conflicting roles, was then, and remains now, the industry norm.

Within three years, the CEO was put in a position in which he would not only *talk the talk* about mutualization, but would *walk the walk*. Even before the 1973-74 bear market began, Wellington's business had begun to deteriorate and the cash *inflows* of the Wellington funds, $280 million in 1967, had by 1973 turned to cash *outflows* of $300 million. The speculative funds created by the firm were suffering serious capital erosion, and most would be merged out of existence before the decade was out. Assets of the conservative Wellington Fund flagship had tumbled from $2 billion in 1965 to less than $1 billion, on the way to $480 million in 1980. Earnings of $2.52 per share in 1968 would drop to $1.14 in 1974, and the stock price had fallen to $9.75 per share, on its way to a low of $4.87. **Exhibit 5.** This concatenation of dire events was enough to cause the happy partnership formed by the 1967 merger to fall apart, and Wellington Management Company's CEO got the axe on January 23, 1974. But he remained as chairman of the funds, with their largely separate (and independent) board of directors.



Shortly before the firing, the handwriting was on the wall, as it were, suggesting the nature of the change that might be in store. On January 12, 1974, the CEO had submitted a proposal to the *mutual fund* board of directors to mutualize the funds, and operate under an internally-managed structure. "I propose," he wrote, "to have the Wellington Group of mutual funds acquire Wellington Management Company and its business assets . . . The Funds would pay an estimated $6 million (the adjusted market capitalization of the company's stock[2]) and would receive liquid and fixed assets of $4 million, with the remaining $2 million representing

---

[2] Under the proposal, the Funds would acquire only Wellington's *mutual fund* business. Its counseling business would have been returned to the pre-merger partners.

the 'going concern' value (or goodwill) of the enterprise . . . Wellington Management would become a wholly-owned subsidiary of the funds and would serve as investment adviser and distributor on an 'at-cost' basis, resulting in estimated savings of $2 to $3 million per year."

One need only understand the stunningly high profit margins of the investment management business in order to imagine a less-than-*one-year*(!) payback of the net acquisition cost of $2 million. While Wellington's stock price had tumbled, and its fee revenues had declined, the firm's pre-tax profit margin nonetheless remained at a healthy 33%. (Revenues $9.6 million, expenses $6.4 million, profits $3.2 million). While the fund chairman openly acknowledged that such a conversion to mutual status was "unprecedented in the mutual fund industry," the cautious fund board was interested enough to ask him to expand the scope of his proposal and undertake "a comprehensive review of the best means by which the funds could obtain advisory, management and administrative services at the lowest reasonable costs to the fund shareholders." The board also asked Wellington Management Company to produce a similar study.

By March 11, the chairman's first report was completed. Entitled "The Future Structure of the Wellington Group of Investment Companies," the report offered seven structural options, of which the board decided to focus on these four:

1. **Status Quo—the continuation of the existing relationships.**
2. **Internal Administration—administration by the funds themselves; distribution and investment advice from Wellington Management.**
3. **Internal Administration and Distribution—with only investment advice from Wellington.**
4. **Mutualization—acquisition by the funds of all of Wellington's fund-related activities.**

The Future Structure study spelled out the ultimate objective: *Independence.* The goal was "to give the funds an appropriate amount of corporate, business, and economic independence," the chairman wrote, noting that such a structure was clearly contemplated by the Investment Company Act of 1940. But such independence, his study added, had proved to be an illusion in the industry, with "funds being little more than corporate shells . . . with no ability to conduct their own affairs . . . This structure has been the accepted norm for the mutual fund industry for more than fifty years."

"The issue we face," he bluntly concluded, "is whether a structure so traditional, so long accepted, so satisfactory for our infant industry as it grew during a time of less stringent ethical and legal standards, is really the optimal structure for these times and for the future—or whether the funds should seek the greater control over their own destiny so clearly implied by the word *independence*." While the fund chairman clearly preferred his original proposal of mutualization, he was prepared to begin with less, concluding the study with these words, "perhaps, then, the issue is not *whether*, but only *when* the Wellington Group will become completely independent."

As it would soon turn out, he would have to be content with less than full mutualization. After much study, even more contention, and debate that sometimes seemed to be endless, the board made its decision on June 11, 1974. It chose the least disruptive option, #2, establishing the funds' own administrative staff under the direction of its operating officers, who would also be responsible, as the board's counsel, former SEC Commissioner Richard B. Smith wrote, "for monitoring and evaluating the external (investment advisory and distributors) services provided" by Wellington Management. The decision, the counselor added, "was *not* envisaged as a 'first step' to internalize additional functions, but as a structure that . . . can be expected to be continued into the future."

Enter Vanguard

Late in the summer, to the chairman's amazement and disappointment, the board agreed that Wellington Management Company would retain its name. While Wellington Fund would also retain *its* name, a new name would have to be found for the administrative company. In September, he proposed to call the new company "Vanguard" and, after more contention, the board approved the name. The Vanguard Group, Inc. was incorporated on September 24, 1974. Early in 1975, the SEC cleared, without apparent difficulty, the funds' proxy statements proposing the change; the fund shareholders approved it; and Vanguard, a wholly-owned subsidiary of the funds operating on an at-cost basis, began operations on May 1, 1975.

But no sooner than the ink was dry on the various agreements, things began to change. With the funds controlling only one leg—and, arguably, the least important leg—of the operations/investment management/distribution tripod on which any fund complex rests, the chairman began to have second thoughts. As he would later write, "It was a victory of sorts, but, I feared, a Pyrrhic victory . . . I had realized all along that the narrow mandate that precluded our

engaging in portfolio management and distribution services would give Vanguard insufficient power to control its destiny ... Why? Because success in the fund field is *not* driven by how well the funds are administered. Though their affairs must be supervised and controlled with dedication, skill, and precision, success is determined by what kinds of funds are created, by how they are managed, by whether superior investment returns are attained, and by how—and how effectively—the funds are marketed and distributed. We had been given one-third of the fund loaf, as it were, but it was the least important third. It was the other two-thirds that would make us or break us."

The next one-third of the loaf was seized quickly. The newly-named Vanguard Group's entry into the investment management arena came in a groundbreaking way. Only a few short months after the firm began operations, the board of the funds approved the creation of an index fund, modeled on the Standard & Poor's 500 Stock Index. It was incorporated late in 1975. When its initial public offering was completed in August 1976, it had raised a disappointing $11 million. But the world's first index mutual fund had come into existence. It is now the largest mutual fund in the world.

Only five years after that halting entry into what was, arguably, equity investment management, the firm assumed full responsibility for the management of Vanguard's bond and money market funds. A decade later, Vanguard began to also manage equity funds that relied on quantitative techniques rather than fundamental analysis. A variety of external advisers continue to manage Vanguard's actively-managed equity and balanced funds, now constituting some $180 billion of the Group's $700 billion of assets. (Wellington Management continues to manage Wellington Fund, as it has throughout the fund's now-75 year history.)

Improved Returns in a Full-Fledged Alpha Complex

The final one-third of the mutual fund loaf was acquired only five months after the index fund IPO had brought investment management under Vanguard's aegis. On February 9, 1977, yet another unprecedented decision brought share distribution into the fold. After yet another contentious debate in a politically-charged environment, and by the narrowest of margins, the fund board accepted the chairman's recommendation that the funds terminate their distribution agreements with Wellington Management, eliminate all sales charges, and abandon the broker-dealer distribution system that had distributed Wellington shares for nearly a half-century. Overnight, Vanguard had eliminated its entire distribution system, and moved from the seller-

driven, load-fund channel to the buyer-driven, no-load channel. Narrow as the mandate was, it set the fledgling organization on a new and unprecedented course.

What would the flourishing of Vanguard into a full-fledged Alpha complex—its full mutualization—mean to its fund investors? First, it would mean far lower fund operating expenses, with the group's weighted expense ratio tumbling from an average of 0.67% in 1975 to 0.26% in 2002—a reduction of more than 60%. Second, it would mean that the earlier 8½% front-end load—and the performance drag on shareholder returns inevitably entailed by that initial sales charge—would be forever removed. And since gross returns in the financial markets, minus costs, equal the net returns earned by investors, this slashing of costs was virtually certain to enhance shareholder returns.

And that's just what Vanguard's change from Omega to Alpha did. What followed over the subsequent 29 years was a major enhancement in the *absolute* returns (sheer good luck!) and the *relative* returns earned by Wellington Fund. Specifically, this balanced fund provided an annual return of 12.9% from 1974-2003, actually *outpacing* the 12.3% annual return of its unmanaged (and cost-free) benchmark—35% Lehman Aggregate Bond Index, 65% Standard & Poor's 500 Stock Index, an allocation comparable to Wellington's—and by a wider margin the 11.1% rate of return earned by the average balanced fund. **Exhibit 6.** During the comparable prior period (1945-1974) under the Omega structure, the Fund's return of just 5.7% had actually *lagged* the benchmark return of 7.6% by a full 1.9 percentage points per year.



Part of that near-miraculous 2.5 percentage point *annual* improvement in relative returns—a staggering margin—was related to lower costs. The Fund's average expense ratio, low enough in the earlier period at 0.56%, fell 20% to 0.45%, and the sales charge drag was eliminated. But the largest part of the improvement arose from a 1978 change in the Fund's investment strategy, in which the *Fund's* management directed its reluctant adviser to return Wellington to its traditional conservative, income-oriented policies from which it had strayed during the late 1960's and 1970s. Result: by the end of 2003, each $1 invested in Wellington Fund in 1974 would have grown to $33.60. **Exhibit 7.** The same investment in the balanced index benchmark, on the other hand, would have grown to just $28.90. (A similar investment in the average balanced fund would have grown to just $20.96—about 40% *below* Wellington's value.) The lower chart presents a stunning contrast with the lower chart on Exhibit 4 on page 6.



Other than the direct impact of costs, it is not easy to characterize "cause and effect" in the attribution of investment performance. While Wellington Fund's return to its conservative investment tradition was a major benefit, the new Alpha structure itself, under which Wellington Management became an external investment adviser that *had* to perform in order to retain its independent client, could well have itself provided a major benefit. While we can't be certain, the development of the arms-length relationship that is part of the Alpha model clearly did no harm.

Alpha vs. Omega: Lower Costs and Higher Market Share

Whatever the case, we do know that there is a powerful and pervasive relationship between expense ratios and fund net returns. We know, for example, that the correlation

13

coefficient of the ten-year returns of individual equity funds and their costs is a remarkably impressive *negative* 0.60. We also know that during *each* of the past two decades the returns of the equity funds in the *low-cost* quartile have consistently outpaced the returns of funds in the *high-cost* quartile by an enormous margin of about 2½% per year. *The higher the cost, the lower the return.* And it is crystal clear that the Alpha model of fund operations is, well, cheap, while the Omega model is dear.

The contrast in costs could hardly be sharper than in the two fund complexes we have just considered. Both were dominated by a single mutual fund until the 1960s, before becoming more and more diversified fund complexes thereafter. Both had roughly comparable assets under management up until the 1980s—in the hundreds of millions in the 1950s, then the billions in the 1960s and 1970s, growing to the tens of billions in the 1980s. Then their paths diverged. While Massachusetts Financial Services enjoyed solid asset growth to some $94 billion at the market's peak in 2000, Vanguard grew even faster, then overseeing some $560 billion of assets.

Late in their Alpha period, the asset-weighted expense ratio of the MFS funds averaged less than 0.25%. Under its new Omega model, the MFS ratio jumped to 0.67% in 1984, to 0.92% in 1988, to 1.20% in 1993, and to 1.25% in 2002, an *increase* of 421% for the full period. **Exhibit 8.** By way of contrast, late in their Omega period the Vanguard funds' ratio averaged about 0.60%. Under its new Alpha structure, the Vanguard ratio tumbled to 0.54% in 1984, to 0.40% in 1988, and to 0.30% in 1993, continuing to drop in 2002 to just 0.26%, a *reduction* of 61% from the pre-Alpha rate.



These ratios may seem diminutive and trivial, but they are not. They entail hundreds of millions, even billions, of dollars. In 2003, the assets of the Omega MFS funds totaled $78 billion, and their 1.25% expense ratios, including management fees, 12b-1 fees, and operating costs, totaled $975 million. Had their earlier 0.25% ratio prevailed, those costs would have been just $195 million, a remarkable $780 *million*(!)saving. **Exhibit 9.** Again by way of contrast, assets of the Alpha Vanguard funds totaled $667 billion in 2003; with expenses of $1.7 billion, the expense ratio was 0.26%. Had the earlier 0.60% ratio under its Omega structure prevailed, Vanguard's expenses would otherwise have been $4.0 billion, representing $2.3 *billion* of additional costs that would have been incurred by its fund shareholders.

The Manifestation of the Alpha Benefit [9.]		
	MFS	**Vanguard**
2003 Assets	$78 B	$667 B
Omega Exp. Ratio	1.25%	0.60%
Fees Generated	$975 M	$4,000 M
Alpha Exp. Ratio	0.25%	0.26%
Fees Generated	$195 M	$1,700 M
Savings Under Alpha Structure	$780 M (projected)	$2,300 M (actual)

Even as Vanguard, under its Alpha structure, did *good* in building value for its fund shareholders, it did *well* in implementing its business strategy. Assets under management have grown from $1.4 billion in 1974 to nearly $700 billion currently, and its share of mutual fund industry assets has soared. While a late entry into the money market business resulted in a plunge in its market share from 3.5% in 1974 to 1.7% in 1981, the rise since then has been unremitting, consistent, and powerful. **Exhibit 10.** As 2004 begins, Vanguard's share of industry assets stands at 9.2%—by far the largest market share increase achieved by any mutual fund firm.



The Alpha and Omega:
Vanguard and MFS Market Share

10.

	Alpha	Omega	% Change
Vanguard	——	··········	+124%
MFS	——	··········	-84%

The growth of MFS assets, too, has been awesome—from $3.3 billion in 1969, when it abandoned its original Alpha structure, to $78 billion currently. But its original 7.0% market share began to shrink within a few years after the change, falling to just 1.1% in 1982, where it remains today. To the extent that we can measure it, then, under the Omega strategy—which is of course the strategy that is pervasive in the industry—the MFS transition from its original roots has not only resulted in increased costs and reduced returns for its fund shareholders, but proved to be a losing strategy in the highly competitive mutual fund marketplace.

Nonetheless, the Omega strategy does have something very important going for it: It is immensely profitable for the funds' *managers*. Immediately after its demutualization in 1969, MFS remained a private company, with its profits divided among its own executives and employees. But in 1981, in a curious twist, the firm sold itself to Sun Life of Canada, which remains its owner today (MFS executives now hold about 8% of its stock). According to Sun Life's financial statements, the pre-tax earnings of MFS during the five year period 1998-2002, totaled $1,924,000,000, certainly a splendid return on their initial (but undisclosed) capital investment—a near $2 billion gold mine for the Sun Life shareholders.

Tested in the Crucible

Both the Alpha fund model and the Omega fund model have been tested over almost the entire 80-year history of the industry. (1970-1974 was the only period in which no Alpha model existed.) The 45-year preeminence that MIT achieved from 1924 to 1969, to say nothing of the

flourishing of Vanguard almost from the day it was created, hardly suggest major flaws in the Alpha model. Yet the economics of the business remain a major stumbling block to the creation of new Alpha organizations. If funds are run at cost, after all, there are no profits for the management company owners. It is hardly surprising, then, that Vanguard's structure has yet to be copied, or even imitated.

It is a curious paradox that the transformation of MFS from the Alpha model to the Omega model was accomplished with apparent ease. Vanguard's conversion from Omega to Alpha, however, was fraught not only with contention and debate, but with regulatory opposition. While the internalization of the *administration* of the Wellington funds was straight-forward, and even the internalization of the *management* of the index fund raised no regulatory eyebrows, the decision to internalize *distribution* was a bombshell. It was opposed by a Wellington Fund shareholder, who called for—and received—a formal SEC administrative hearing, which, was said to be the longest hearing in the history of the Investment Company Act, lasting, if memory serves, something like ten full days in court, and a long period of examination by the regulators. Finally, in July 1978, after considering the issues, the Administrative Law Judge who presided at the hearing made his decision on our application for the Vanguard funds to jointly assume financial and administrative responsibility for the promotion and distribution of our shares: *Rejection!* We were back to square one.

At issue was a long history during which the SEC had successfully argued that funds could not spend their own assets on distribution. (Clearly all major fund complexes were making such expenditures, but it was successfully, if problematically, argued that the managers were paying the distribution costs out of their own profits.) Shortly after we made the no-load decision in February 1977, we had asked for an exemption that would allow the funds to spend a limited amount (a maximum of 0.20% of net assets) on distribution. While our argument in favor of this plan was somewhat technical, it came down to the fact that while we would spend $1.3 million on distribution, we would simultaneously slash by $2.1 million the annual advisory fees paid to Wellington Management for that purpose: Assuming responsibility for distribution would result, not in a cost to the funds' shareholders, but in a net *savings* of $800,000 per year.

Happily, the SEC had allowed us to temporarily pursue our distribution plan pending Commission and fund shareholder approval. So Vanguard had in fact been running the distribution system since 1977. Despite his rejection of our plan, the judge gave us the opportunity to amend it, and after making a few technical changes, we resubmitted it early in

17

1980. With this sword of Damocles suspended above us during this long period, we blithely pursued our distribution activities. The threatening sword was finally removed on February 25, 1981, when the Commission at last rendered its decision.

The decision was a home run for Vanguard! Far better than any characterization I could use to describe the decision, the Commission's words speak for themselves:

> "The Vanguard plan is consistent with the provisions, policies and purposes of the Act. It actually furthers the Act's objectives by ensuring that the Funds' directors, with more specific information at their disposal concerning the cost and performance of each service rendered to the Funds, are better able to evaluate the quality of those services.
>
> "The plan will foster improved disclosure to shareholders, enabling them to make a more informed judgment as to the Funds' operations. In addition, the plan clearly enhances the Funds' independence, permitting them to change investment advisers more readily as conditions may dictate. The plan also benefits each fund within a reasonable range of fairness.
>
> "Specifically, the Vanguard plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the Funds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the Funds with direct and conflict-free control over distribution functions.
>
> "Accordingly, we deem it appropriate to grant the application before us."

The decision was unanimous. We had at last formally completed our move from the original Omega model under which we had operated for nearly a half-century, to a full-fledged Alpha mutual fund model. Our joy was profound and unrestrained, and our optimism about the future was boundless.

An Elementary Principle, Too Often Ignored

The Commission's decision, in its own blunt words, was based on *"one of the 1940 Act's basic policies: that funds should be managed and operated in the best interest of their shareholders, rather than in the interests of advisers, underwriters, or others."* And that would also seem to be the most elementary principle of the common law as it relates to fiduciary duty and trusteeship. And yet it must have been obvious to the Commissioners that while they had just approved our Alpha model, the entire rest of the industry was operating under an Omega model in which the advisers and underwriters—the funds' management companies—were in the driver's seat.

Fully 15 years earlier, in fact, the SEC had vigorously recommended legislative changes that were designed to restore a better balance of interest between shareholders and managers. In *Public Policy Implications of Investment Company Growth*, a report to the House Committee on Interstate and Foreign Commerce dated December 2, 1966, the Commission pointedly noted that "internally managed companies which had their own staff had significantly lower management costs than externally managed funds compensated by fees based on a fixed percentage of the fund's assets."

After considering the level of fund fees ($130 million a year seemed large in 1966; but by 2003, fees had soared to $32 *billion*), the far lower fee rates paid by pension plans and internally managed funds, the then-average 48%(!) pre-tax profit margin earned by publicly-held management companies, and the effective control advisers held over their funds, as well as "the absence of competitive pressures, the limitations of disclosure, the ineffectiveness of shareholder voting rights, and the obstacles to more effective action by the independent directors," the SEC recommended the adoption of a "statutory standard of reasonableness," which it described as a "basic fiduciary standard that would make clear that those who derive benefits from their fiduciary relationships with investment companies cannot charge more for services than if they were dealing with them at arm's length."

The SEC described reasonableness as "a clearly expressed and readily enforceable standard that would measure the fairness of compensation paid for services furnished by those who occupy a fiduciary relationship" to the mutual funds they manage. This standard "would *not* be measured merely by the cost of comparable services to individual investors or by the fees charged by other externally managed investment companies . . . (but by) the costs of management services to internally managed funds and to pension funds and other non-fund clients . . . (and) their benefit to fund shareholders . . . (including) sustained investment performance."

"The Commission is not prepared to recommend at this time the more drastic statutory requirement of compulsory internalization and the performance of services at cost," the SEC report added, for it "might be more costly for smaller funds . . . or could be insufficient to provide an adequate full time staff . . . (and) might prove a determent to the promotion of new investment companies." Accordingly, the Commission believed that, "an alternative to the more drastic solution of compulsory internalization should be given a fair trial." If the standard of

reasonableness does not "resolve the problems in management compensation that exist . . . *then more sweeping steps might deserve to be considered.* "

Alas, the Commission's "reasonableness" proposal was never put to the test. The industry fought hard, and lobbied the Congress vigorously. Finally, five years later, in the Investment Company Amendments Act of 1970, the Commission had to settle for a weak provision in which the investment adviser was charged with "a fiduciary duty with respect to the compensation for services," with damages limited to the actual compensation received, and with no definition of what might constitute reasonableness. And even 33 years later, "more sweeping steps" have yet to be considered.

In its 1966 report, the SEC had also expressed concerns about the growing trend of sales of management companies to other firms at prices far above book value, transfers the Commission opined, that have "some elements of the sale of a fiduciary office, (which is) *strictly prohibited under Common Law.*" It also expressed a concern about earlier "widespread 'trafficking' in advisory contracts." The Commission recommended that the sale of a management company could not take place if it came with "any expense or implied understanding . . . likely to impose *additional* burdens on the fund." (Italics supplied.) The implication that funds were *already* bearing heavy burdens would have been lost on few observers, and even that protection was diluted in the subsequent legislation.

Had the initial SEC recommendations prevailed, they may well have aborted the accelerating trend toward higher fund expense ratios that today seems endemic in the fund industry. The *unweighted* expense ratio of 0.87% for the average equity fund that concerned the Commission in 1965 has risen by 86%, to 1.62%. (For those who think that *asset-weighted* expense ratios are a better test, the increase was from 0.51% to 0.95%—the same 86% increase!)

But we deceive ourselves when we look at fee *rates* instead of fee *dollars*. When applied to the burgeoning assets of equity funds ($26.3 *billion* in 1965 and $3.36 *trillion* in 2003), equity fund expenses have leaped from $134 million in 1965 to an estimated $31.9 billion in 2003. **Exhibit 11.** That fund expenses have risen 238-fold(!) since 1965, nearly double the 128-fold increase in equity fund assets. In a field in which, as today's lone Alpha fund complex demonstrates, the economies of scale in fund operations are truly staggering, it is a truly astonishing anomaly.

Where are the Economies of Scale?

	1965	2003	Change
Total Equity Assets	$26.3 B	$3,361 B	+128 x
Average Exp. Ratio	0.87%	1.62%	+86%
Wtd.* Exp. Ratio	0.51%	0.95%	+86%
Fees Generated	$134 M	$31,900 M	+238 x

Weighted by fund assets.
Fees generated uses weighted average.

Further, the SEC's 1966 concern about trafficking in advisory contracts could hardly have been more prescient. Although a number of fund management firms had gone public with IPOs by then, the large majority remained privately-held. Today, only *six*(!) privately-held firms remain (seven if we include Vanguard) among the largest 50 fund managers. Another seven are publicly-held, and fully 36 are owned by giant financial conglomerates, from Sun Life and Marsh and McLennan, to Deutsche Bank, and AXA, to Citicorp and J.P. Morgan. With these consummate *business* firms in control, it is small wonder that the idea of fund management as a *profession* is gradually receding. Using the words I used in my 1971 speech, these firms are "the financial heirs of the (original mutual fund) entrepreneurs . . . if it is a burden to (fund shareholders) to be served by a public enterprise, should this burden exist in perpetuity?"

Apparently the burden *should*. For such trafficking takes place with the tacit consent of fund directors, who seem all too willing to ignore the burdens imposed on funds that are part of giant conglomerates—firms whose overriding goal is a return on *their* capital, even at the expense of the returns on the *fund shareholders'* capital. When such transfers are proposed, fund directors could easily insist on fee reductions—or even mutualization—but they have *never* done so. In a recent sale (for $3.2 billion!) of a large fund manager to Lehman Brothers, the earlier fee structure remained intact. So far, at least, the directors seem disinclined to act even when a scandal-ridden firm is on the auction block (Strong Management) or is already part of a conglomerate (Putnam, which has delivered nearly $4 billion of pre-tax profits to Marsh and McLennan over the past five years.) The idea that "the burdens of public ownership *should* exist in perpetuity" has yet to be challenged.

It Is Time For Change

It is time for change in the mutual fund industry. We need to rebalance the scale on which the respective interests of fund managers and fund shareholders are weighed. Despite the express language of the 1940 Act that arguably calls for *all* of the weight to be on the side of fund shareholders, it is the managers' side of the scale that is virtually touching the ground. To get a preponderance of the weight on the shareholders' side, we need Congress to mandate: (1) an independent fund board chairman; (2) no more than a single management company director; (3) a fund staff or independent consultant that provides objective information to the board; and (4) a federal standard that, using the Act's present formulation, provides that *directors have a fiduciary duty to assure that* "funds are organized, operated, and managed in the interests of their shareholders" rather than in the interests of "their advisers and distributors." (The italicized language would be added to the statute.)

As I wrote five years ago in *Common Sense on Mutual Funds,* changes such as these would at long last allow independent directors "to become ferocious advocates for the rights and interests of the mutual fund shareholders they represent . . . they would negotiate aggressively with the fund adviser . . . they would demand performance-related fees that enrich managers only as fund investors are themselves enriched . . . They would challenge the use of 12b-1 distribution fees . . . and no longer rubber-stamp gimmick funds cooked-up by marketing executives . . . becoming the fiduciaries they are supposed to be under the law."

Alternatively, and perhaps even more desirably, I then argued, the industry may require "a radical restructuring—the mutualization of at least part of the mutual fund industry . . . Funds—or at least large fund families—would run themselves; and the huge profits now earned by external managers would be diverted to the shareholders . . . they wouldn't waste money on costly marketing companies designed to bring in new investors at the expense of existing investors. With lower costs, they would produce higher returns and/or assume lower risks. But regardless of the exact structure—(a new) conventional form or a truly mutual form—an arrangement in which fund shareholders and their directors are in working control of a fund will lead . . . to an industry that will enhance economic value for fund shareholders." And it is in that direction that this industry must at last move.

How to Get from Omega to Alpha

During its 45 years of existence, the Alpha operating model instituted by MIT nearly 80 years ago worked well for its shareholders. Similarly, during Vanguard's soon-to-be 30 years of existence, our Alpha model has resulted in amazingly low costs for shareholders, and generally superior returns compared to peer funds, to say nothing of a spectacular (and unmatched) record of asset growth and enhanced market share. As an illustration of a demonstrably winning strategy for fund shareholders, our Alpha model has met the test of time.

Of course, we have enjoyed an advantage some of our rivals have described as "unfair." Since the fund shareholders own Vanguard—lock, stock, and barrel—*none* of their investment returns have had to be diverted to the owners of a management company—private, public, or financial conglomerate, whatever the case may be. Put another way, our structure has been an essential element in the returns that our shareholders have enjoyed. It shouldn't surprise anyone, for as the economist Peter Bernstein has observed, "What happens to the wealth of individual investors cannot be separated from the structure of the industry that manages those assets."

With MIT long since having abandoned the Alpha model, Vanguard alone has remained to test it. With this single exception, it is the Omega model that prevails. *But I simply cannot accept that today's model can be, as the word "Omega" suggests, the final stage of the mutual fund industry's development.* That this model has ill-served fund investors could hardly be more obvious. This industry's present high level of operating and transaction costs have led—as they must—to a lag in the returns of the average equity fund of some three percentage points per year behind the stock market itself over the past two decades, with similar cost-related lags for the industry's bond funds and money market funds. And our focus on asset-gathering and marketing has helped to create an even larger lag—at least *another* six or eight percentage points behind the returns of the stock market itself, there for the taking—for the average equity fund *shareholder*.

I have no illusions that a return of industry to its original Alpha model will be easy—not in the face of the powerful forces that are entrenched in this industry and whose economic interests are at stake. But I believe that this is the direction in which shareholders, competition, regulation, and legislation will move. While we won't get all the way to that goal in my lifetime, and maybe not even in my children's, I'm certain that investors will not ignore their own economic interests *forever*.

However, if Congress acts to impose on fund directors the responsibilities that so many of us believe they have always held but rarely exercised, I see no reason that full mutualization should be mandated by law. As long as advisory firms are owned by managers who act responsibly and put the interests of their fund shareholders first, and who make manifest their dedication to that proposition in their actions—self-imposed limits on fees and on marketing activities, focus on long-term investment strategies, and superior service to their shareholders—mutualization hardly need be considered. On the other hand, when a fund complex reaches a certain size or age—when it has become more *business* than *profession*—it is high time to demand that mutualization—the Alpha model—be placed on the board agenda, and honestly and objectively considered. It won't be easily done, of course, and literally *no one* in this industry knows as well as I do the obstacles that may be faced in reaching that goal. But if there is a will, there will be a way.

Structure, Strategy, and Spirit

Yet please understand me: While the Omega structure has caused many of the mutual fund industry's serious shortcomings in serving our shareholders, the Alpha structure is hardly a panacea that will cure them. For a mutualization *structure* in which interests of fund shareholders are placed front and center is, in and of itself, not enough. Without the proper *strategy*, such a structure will lead nowhere. In the ideal, the strategy of mutualization would emphasize low operating costs and more, well, Spartan operations, a minimization of the dead weight of marketing costs, and investment policies for stock, bond, and money market funds alike that focus on the wisdom of long-term investing rather than on the folly of short term speculation.

Strategy, alas, does not necessarily follow structure. One need only look at the life insurance field to see how its sensible mutual structure, finally, came to fail. With their heavy emphasis on sales and their apparent lack of concern about costs, nearly all of the giant mutual life insurance companies relinquished the *strategy* of service to policyholders long before they abandoned their original Alpha *structure,* and this dominant industry of a half-century ago has lost much of its earlier appeal to American families.

But even more than *structure* and *strategy* to get today's Omega mutual fund industry back to its Alpha origins, we need the *spirit* of mutuality—a spirit of trusteeship, a spirit of fiduciary duty, an all-encompassing spirit of *stewardship*—a spirit of service to the 90 million shareholders who have entrusted the mutual fund industry with their hard-earned dollars. As the

recent scandals show, we need regulation to curb our avarice. As our record since the publication of the SEC's 1966 report has made clear, we need legislation to improve our governance structure, a major step towards the ideal Alpha structure whose development I have described today. But no regulation, no legislation, can mandate a spirit of trusting and being trusted. Trust must come from within the character of the organization—whether Omega or Alpha—and those firms that evince the spirit of trust will ultimately dominate the mutual fund field. Our industry's future depends on the simple recognition that the management of Other People's Money is a loyal duty and solemn trust.